                               Filed with the Securities and Exchange Commission on December 21, 2001
Registration No. 333-71834                                                             Investment Company Act No. 811-09989
====================================================================================================================================

                                                 SECURITIES AND EXCHANGE COMMISSION
                                                       WASHINGTON, D.C. 20549

                                                              FORM N-4
                                      Registration Statement under The Securities Act of 1933
                                                   Pre-Effective Amendment No. 1
                                                                and
                                  Registration Statement under The Investment Company Act of 1940
                                                   Pre-Effective Amendment No. 1

                                   AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                   --------------------------------------------------------------
                                                       (CLASS 9 SUB-ACCOUNTS)
                                                       ----------------------
                                                     (Exact Name of Registrant)

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                            -------------------------------------------
                                                        (Name of Depositor)

                                          ONE CORPORATE DRIVE, SHELTON, CONNECTICUT 06484
                                          -----------------------------------------------
                                        (Address of Depositor's Principal Executive Offices)

                                                           (203) 926-1888
                                                           --------------
                                                   (Depositor's Telephone Number)

                                              KATHLEEN A. CHAPMAN, CORPORATE SECRETARY
                                          One Corporate Drive, Shelton, Connecticut 06484
                                          -----------------------------------------------
                                         (Name and Address of Agent for Service of Process)

                                                              Copy To:
                                                     SCOTT K. RICHARDSON, ESQ.
                                                           SENIOR COUNSEL
                                   One Corporate Drive, Shelton, Connecticut 06484 (203) 925-3830
                                   --------------------------------------------------------------

                                          Approximate Date of Proposed Sale to the Public:

               JANUARY 2, 2002 or AS SOON AS PRACTICABLE FOLLOWING THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           It is proposed that this filing become effective:  (check appropriate space)
                                    __ immediately upon filing pursuant to paragraph (b) of Rule 485
                                    __ on                      pursuant to paragraph (b) of Rule 485
                                    __ 60 days after filing pursuant to paragraph (a) (i) of Rule 485
                                    __ on                       pursuant to paragraph (a) (i) of Rule 485
                                          ---------------------
                                    __ 75 days after filing pursuant to paragraph (a) (ii) of Rule485
                                    __  on ______________pursuant to paragraph (a) (ii) of Rule 485
                           If appropriate, check the following box:
                                    __ This post-effective amendment designates a new effective date for a previously filed post-effective amendment.
====================================================================================================================================
                                  CALCULATION OF REGISTRATION FEE UNDER THE SECURITIES ACT OF 1933
                                                          Proposed               Proposed
                                                          Maximum                 Maximum
                                    Amount                Offering              Aggregate               Amount of
        Title of Securities          to be                 Price                 Offering             Registration
          to be Registered        Registered              Per Unit                 Price                   Fee
------------------------------------------------------------------------------------------------------------------------------------
   American Skandia Life Assurance
    Corporation Annuity Contracts Indefinite*            Indefinite*                                        $
====================================================================================================================================
                                   *Pursuant to Rule 24f-2 of the Investment Company Act of 1940
Registrant has registered an indefinite number or amount of securities under the Securities Act of 1933 pursuant to Rule 24f-2 of the Investment Company Act of 1940.  The Rule 24f-2 Notice for Registrant's fiscal year 2000 was filed within 90 days of the close of the fiscal year.
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
ASXT II Six

                                                                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                                                        One Corporate Drive, Shelton, Connecticut 06484

This Prospectus  describes  American Skandia XTra CreditSM SIX, a flexible premium deferred annuity (the "Annuity") offered by American
Skandia Life Assurance  Corporation  ("American  Skandia",  "we", "our" or "us").  The Annuity may be offered as an individual  annuity contract or as an interest in a group  annuity.  This  Prospectus  describes the important  features of the Annuity and what you should consider before  purchasing the Annuity.  We have also filed a Statement of Additional  Information  that is available from us, without charge,  upon your request.  The contents of the Statement of Additional  Information  are described on page 68. The Annuity or certain of its  investment  options and/or  features may not be available in all states.  Various rights and benefits may differ between states to meet applicable laws and/or  regulations.  Certain terms are capitalized in this  Prospectus.  Those terms are either defined in the
Glossary of Terms or in the context of the particular section.

=======================================================================================================================================
American  Skandia  offers  several  different  annuities  which your  investment  professional  may be authorized to offer to you. Each annuity has different  features and benefits that may be appropriate  for you based on your financial  situation,  your age and how you intend to use the annuity.  The different features and benefits include variations in death benefit  protection,  the ability to access your  annuity's  account  value and the  charges  that you will be subject  to if you choose to  surrender  the  annuity.  The fees and charges may also be different between each annuity.
=======================================================================================================================================

If you are purchasing the Annuity as a replacement  for existing  variable  annuity or variable life coverage,  you should consider any surrender or penalty  charges you may incur when replacing your existing  coverage and that this Annuity may be subject to a contingent deferred  sales charge if you elect to surrender  the Annuity or take a partial  withdrawal.  You should  consider  your need to access the annuity's account value and whether the annuity's liquidity features will satisfy that need.

WHY WOULD I CHOOSE TO PURCHASE THIS ANNUITY?
This Annuity is frequently used for retirement  planning because it allows you to accumulate  retirement savings and also offers payout options  when you are ready to begin  receiving  income.  The Annuity  also  offers one or more death  benefits  that can protect  your retirement  savings  if you die  during  a period  of  declining  markets.  It may be used as an  investment  vehicle  for  "qualified"
investments,  including an IRA, SEP-IRA,  Roth IRA or Tax Sheltered Annuity (or 403(b)).  It may also be used as an investment  vehicle for  "non-qualified"  investments.  The Annuity allows you to invest your money in a number of variable  investment  options as well as in one or more fixed investment options.

When an Annuity is purchased as a  "non-qualified"  investment,  you generally are not taxed on any investment  gains the Annuity earns until you make a withdrawal or begin to receive annuity payments.  This feature,  referred to as  "tax-deferral",  can be beneficial to the growth of your  Account  Value  because  money that would  otherwise be needed to pay taxes on  investment  gains each year remains invested and can earn additional money.  However,  because the Annuity is designed for long-term  retirement savings, a 10% penalty tax may be applied on withdrawals  you make before you reach age 59 1/2.  Annuities  purchased as a  non-qualified  investment are not subject to the maximum  contribution  limits that may apply to a qualified  investment,  and are not subject to required minimum  distributions after age 701/2.

When an Annuity is purchased as a "qualified"  investment,  you should  consider that the Annuity does not provide any  additional  tax advantages to the preferential  treatment  already  available  through your retirement plan under the Internal Revenue Code. An Annuity may offer features and benefits in addition to providing tax deferral that other  investment  vehicles may not offer,  including  death benefit  protection for your  beneficiaries,  lifetime  income options,  and the ability to make transfers  between  numerous  variable investment  options  offered  under the  Annuity.  You should  consult  with your  investment  professional  as to whether  the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

---------------------------------------------------------------------------------------------------------------------------------------
These  annuities are NOT deposits or obligations  of, or issued,  guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S.  government,  the Federal Deposit Insurance  Corporation  (FDIC), the Federal Reserve Board or any other agency. An investment in this annuity involves investment risks, including possible loss of value.
---------------------------------------------------------------------------------------------------------------------------------------

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE  COMMISSION OR ANY STATE  SECURITIES  COMMISSION
NOR  HAS  THE  COMMISSION  OR ANY  STATE  SECURITIES  COMMISSION  PASSED  UPON  THE  ACCURACY  OR  ADEQUACY  OF  THIS  PROSPECTUS.  ANY
REPRESENTATION  TO THE CONTRARY IS A CRIMINAL  OFFENSE.  PLEASE READ THIS  PROSPECTUS  AND THE CURRENT  PROSPECTUS  FOR THE  UNDERLYING
MUTUAL FUNDS.  KEEP THEM FOR FUTURE REFERENCE.
                                              FOR FURTHER INFORMATION CALL 1-800-752-6342
Prospectus Dated: January 2, 2002                                         Statement of Additional Information Dated: January 2, 2002
ASXT II-SIX-PROS- (01/2002)                                                                                          ASXT II-SIXPROS

=======================================================================================================================================
If you purchase this Annuity,  we apply an additional  amount (an XTra  CreditSM) to your account value with each purchase  payment you make, including your initial purchase payment and any additional purchase payments during the first six annuity years.

X        This Annuity  features an annual  Insurance  Charge of 0.65% and an annual  Distribution  Charge of 1.00%.  We only deduct the
     Distribution  Charge during the first 10 years following the effective date of your Annuity.  During the first 10 years, the total asset-based  charges on this Annuity are higher than many of our other  annuities,  including  other annuities we offer that apply credits to purchase  payments.  After the 10th year, we only deduct the Insurance Charge,  making the Annuity  substantially  less expensive than most of our other annuities.

X        Unlike many other annuities,  the contingent  deferred sales charge (CDSC) that may apply to a withdrawal or surrender of your
     Annuity is based on the number of years since the effective  date of your  Annuity.  We do not assess a separate CDSC based on the date that each  purchase  payment is applied.  The CDSC on this Annuity is higher and is deducted  for a longer  period of time as compared to our other  annuities.  As with any investment  product that features a CDSC,  you should  consider your need to access your account value during the CDSC period and whether the liquidity  provision  under the Annuity will satisfy that need. The CDSC is only deducted if you make a withdrawal  that exceeds the free  withdrawal  amount or choose to surrender  your Annuity.  If you make a withdrawal or surrender your Annuity which is subject to a CDSC, we do not recover the XTra CreditSM amount.

4        The XTra  CreditSM  amount is included in your  account  value.  However,  American  Skandia may take back the  original  XTra
     CreditSM  amount  applied to your  purchase  payment if you die, or elect to withdraw all or a portion of your account value under the medically-related  surrender provision,  within 12 months of having received an XTra CreditSM amount. In either situation, the value of the XTra CreditSM amount could be substantially  reduced.  However,  any investment gain on the XTra CreditSM amount will not be recovered.  Additional  conditions and restrictions  apply. We do not deduct a CDSC in any situation where we take back the
     XTra CreditSM amount.

X        We offer other  annuities  where we apply an XTra  CreditSM to your  annuity  with each  purchase  payment you make.  The XTra
     CreditSM  amount we apply to purchase  payments on those annuities is generally less than on this Annuity.  The total  asset-based charges on those  annuities are lower during the first 10 years but are higher than this Annuity after the 10th year.  The CDSC is also  lower and is  deducted  for a shorter  period of time than on this  Annuity;  however  the CDSC on those  annuities  applies separately to each purchase payment.
=======================================================================================================================================
=======================================================================================================================================

WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITY?
|X|      The  Annuity is a  "flexible  premium  deferred  annuity."  It is called  "flexible  premium"  because  you have  considerable flexibility in the timing and amount of premium  payments.  Generally,  investors "defer" receiving annuity payments until after an accumulation period.
|X|      This Annuity  offers both variable and fixed  investment  options.  If you allocate your Account Value to variable  investment options, the value of your Annuity will vary daily to reflect the investment  performance of the underlying  investment options.
       Fixed  investment  options of different  durations are offered that are guaranteed by us, but may have a Market Value Adjustment if you withdraw your Account Value before the Maturity Date.
|X|      The Annuity  features two distinct phases - the  accumulation  period and the payout period.  During the  accumulation  period your Account Value is allocated to one or more underlying  investment options.  The variable investment options,  each a Class 9
       Sub-account of American Skandia Life Assurance  Corporation  Variable Account B, invest in an underlying  mutual fund portfolio.
       Currently,  portfolios of the following underlying mutual funds are being offered:  American Skandia Trust,  Montgomery Variable
       Series,  Wells Fargo Variable Trust,  INVESCO Variable  Investment Funds, Inc.,  Evergreen Variable Annuity Trust,  ProFunds VP,
       First Defined Portfolio Fund LLC and The Prudential Series Fund, Inc.
|X|      During the payout period,  commonly called  "annuitization,"  you can elect to receive annuity  payments (1) for life; (2) for life with a guaranteed  minimum number of payments;  (3) based on joint lives;  or (4) for a guaranteed  number of payments.  We currently make annuity payments available on a fixed or variable basis.
|X|      This  Annuity  offers a Credit which we add to your Annuity  with each  Purchase  Payment we receive in Annuity  Years one (1)
       through six (6).
|X|      This  Annuity  offers a basic  Death  Benefit.  It also offers  optional  Death  Benefits  that  provide an enhanced  level of protection for your beneficiary(ies) for an additional charge.
|X|      Annuity Owners can purchase an optional life insurance  rider called Plus40(TM)which provides an income  tax-free life insurance benefit to the Owner's beneficiary(ies) equal to 40% of the Account Value of your Annuity.
|X|      You are  allowed to  withdraw a limited  amount of money from your  Annuity on an annual  basis  without  any  charges.  Other product features allow you to access your Account Value as necessary, although a charge may apply.
|X|      Transfers  between  investment  options are tax-free.  Currently,  you may make twenty transfers each year free of charge.  We also offer several  programs that enable you to manage your Account Value as your  financial  needs and  investment  performance change.

HOW DO I PURCHASE THIS ANNUITY?
We sell the Annuity  through  licensed,  registered  investment  professionals.  You must complete an application  and submit a minimum initial  purchase  payment of  $10,000.  We may allow you to make a lower  initial  purchase  payment  provided  you  establish  a bank drafting program under which purchase  payments  received in the first Annuity Year total at least $10,000.  If the Annuity is owned by an  individual  or  individuals,  the oldest of those  persons  must be age 75 or under.  If the  Annuity  is owned by an  entity,  the annuitant must be age 75 or under. The  availability of certain  optional  benefits may vary based on the age of the Owner on the Issue
Date of the Annuity.

   WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED

   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN SKANDIA LIFE
      ASSURANCE CORPORATION........................................................................................................2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

   AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN SKANDIA LIFE
      ASSURANCE CORPORATION.......................................................................................................22

APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B..............................................................1

APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS................................................................................1

APPENDIX D - PLUS40(TM)OPTIONAL LIFE INSURANCE RIDER.................................................................................1

                                                           GLOSSARY OF TERMS

Many terms used  within this  Prospectus  are  described  within the text where they  appear.  The  description  of those terms are not repeated in this Glossary of Terms.

Account  Value:  The value of each  allocation to a Sub-account  or a Fixed  Allocation  prior to the Annuity Date,  plus any earnings, and/or less any losses,  distributions  and  charges.  The  Account  Value is  calculated  before we assess any  applicable  Contingent
Deferred Sales Charge  ("CDSC") and/or any Annual  Maintenance  Fee. The Account Value includes any Credits we applied to your Purchase
Payments  that we are  entitled  to  recover  under  certain  circumstances.  The  Account  Value  is  determined  separately  for each
Sub-account and for each Fixed Allocation,  and then totaled to determine  Account Value for your entire Annuity.  The Account Value of each Fixed Allocation on other than its Maturity Date may be calculated using a market value adjustment.

Annuitization:  The  application of Account Value to one of the available  annuity  options to begin  receiving  periodic  payments for life, for a guaranteed minimum number of payments or for life with a guaranteed minimum number of payments.

Annuity Date: The date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

Annuity Year: A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

Code: The Internal Revenue Code of 1986, as amended from time to time.

Fixed  Allocation:  An  allocation of Account  Value that is to be credited a fixed rate of interest for a specified  Guarantee  Period during the accumulation period.

Guarantee Period: A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Allocation.

Interim  Value:  The value of the Fixed  Allocation  on any date  other  than the  Maturity  Date.  The  Interim  Value is equal to the initial value allocated to the Fixed  Allocation plus all interest  credited to the Fixed  Allocation as of the date  calculated,  less any transfers or withdrawals from the Fixed Allocation.

Issue Date: The effective date of your Annuity.

MVA: A market value  adjustment used in the  determination of Account Value of each Fixed Allocation on any day other than the Maturity
Date of such Fixed Allocation.

Owner:  With an Annuity  issued as an individual  annuity  contract,  the Owner is either an eligible  entity or person named as having ownership  rights in relation to the Annuity.  With an Annuity  issued as a  certificate  under a group annuity  contract,  the "Owner"
refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.

Surrender  Value:  The value of your Annuity  available upon surrender prior to the Annuity Date. It equals the Account Value as of the date we price the surrender minus any applicable CDSC, Annual Maintenance Fee, Tax Charge, the charge for any optional benefits.

Unit:  A measure used to calculate your Account Value in a Sub-account during the accumulation period.

Valuation  Day:  Every day the New York Stock  Exchange is open for trading or any other day the  Securities  and  Exchange  Commission requires mutual funds or unit investment trusts to be valued.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and expenses we charge for the Annuity.  Some  charges are  assessed  against your Annuity  while others are assessed against assets  allocated to the variable  investment  options.  The charges that are assessed against the Annuity include the Contingent  Deferred Sales Charge,  Annual  Maintenance Fee,  Transfer Fee and the Tax Charge.  The charge that is assessed against the variable  investment options is the Insurance Charge,  which is the combination of a mortality and expense risk charge and a charge for administration of the Annuity.  Each underlying mutual fund portfolio assesses a charge for investment  management,  other expenses and with some funds, a 12b-1 charge.  The  prospectus  for each  underlying  mutual fund provides more detailed  information  about the expenses for the  underlying  funds.  In certain  states,  a premium tax charge may be  applicable.  All of these fees and expenses are described in more detail within this Prospectus.

----------------------------------------------------------------------------------------------------------------------------------------
                                                       YOUR TRANSACTION EXPENSES
----------------------------------------------------------------------------------------------------------------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
        FEE/EXPENSE                             Amount Deducted/Description Of Charge                            When Deducted
----------------------------- -------------------------------------------------------------------------- -------------------------------
----------------------------- ------ ------ ----- ------ ------ ------ ------ ----- ------ ------ ------ -------------------------------
                              Yr. 1  Yr. 2  Yr.   Yr. 4  Yr. 5  Yr. 6  Yr. 7  Yr.   Yr. 9  Yr.    Yr.
Contingent Deferred Sales                                                                                      Upon Surrender or
Charge                                       3                                 8           10     11+          Partial Withdrawal

----------------------------- ------ ------ ----- ------ ------ ------ ------ ----- ------ ------ ------ -------------------------------
----------------------------- ------ ------ ----- ------ ------ ------ ------ ----- ------ ------ ------ -------------------------------
                              9.0%   9.0%   8.5%  8.0%   7.0%   6.0%   5.0%   4.0%  3.0%   2.0%   0.0%
----------------------------- ------ ------ ----- ------ ------ ------ ------ ----- ------ ------ ------ -------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
                                 The charge is a percentage of each applicable Purchase Payment. The period is measured from the Issue Date of the Annuity.
----------------------------- -------------------------------------------------------------------------- -------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
Annual Maintenance Fee                          Lesser of $35 or 2% of Account Value                       Annually on the contract's
                                                                                                            anniversary date or upon
                                                                                                                   surrender
----------------------------- -------------------------------------------------------------------------- -------------------------------
-----------------------------
Transfer Fee                                                   $10.00                                     After the 20th transfer each
                                                                                                                  annuity year
----------------------------- -------------------------------------------------------------------------- -------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
Tax Charge                           Depends on the requirements of the applicable jurisdiction                     Various

----------------------------- -------------------------------------------------------------------------- -------------------------------

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                                                  ANNUAL CHARGES OF THE SUB-ACCOUNTS
                                 (as a percentage of the average daily net assets of the Sub-accounts)
------------------------------- ----------------------------------------------------------------------- --------------------------------
Mortality & Expense Risk
Charge*                                                         0.50%

Administration Charge*                                          0.15%                                                Daily

Distribution Charge                    1.00% in Annuity years 1-10; 0.00% in Annuity years 11+

Total  Annual  Charges  of the  1.65% per year of the value of each Sub-account in Annuity Years 1-10;
Sub-accounts                     0.65% per year of the value of each Sub-account in Annuity Years 11+   Applies to Variable Investment
                                                                                                                 Options only
------------------------------- ----------------------------------------------------------------------- --------------------------------
*  The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge"
elsewhere in this Prospectus.

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                                                           OPTIONAL BENEFITS
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED RETURN OPTION
We offer a program  that  guarantees a "return of premium" at a future  date,  while  allowing you to       0.25% of Account Value
allocate all or a portion of your Account Value to the  Sub-accounts of your choice.  Please refer to
the discussion of the Guaranteed Return Option for a description of restrictions under the program.        (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
ENHANCED BENEFICIARY PROTECTION DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your       0.25% of Account Value
beneficiary(ies)  by providing  additional amounts that can be used to offset federal and state taxes
payable on any taxable gains in your Annuity at the time of your death.                                    (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED MINIMUM DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your     0.30% of the current Death
beneficiary(ies)  by providing the greater of the current  Account Value,  a 5.0% annual  increase on               Benefit
Purchase Payments minus proportional withdrawals or the Highest Anniversary Value.                         (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
----------------------------------------------------------------------------------------------------------------------------------------

 Please refer to the section entitled "Death Benefit" for a complete discussion of the optional Death Benefits, including restrictions on the age of the Owner/ Annuitant and limits on the amount payable.
----------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                                     OPTIONAL LIFE INSURANCE RIDER
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
Plus40(TM)OPTIONAL LIFE INSURANCE RIDER                                                                   The charge is based on age and
We offer an income  tax-free life insurance  benefit to your  Beneficiary(ies)  that may be useful in       is a percentage of your
offsetting  federal and state taxes  payable on any taxable gains in your Annuity at the time of your       Account Value as of the
death.  Please refer to the Appendix for a detailed description of this Rider.                           anniversary of the Issue Date
                                                                                                          of your Annuity. The charge
                                                                                                          ranges from .80% for Owners
                                                                                                           age 40 - 75 to 10.50% for
                                                                                                          Owners age 95. Please refer
                                                                                                        to the Appendix for a detailed
                                                                                                           breakdown of the charge.
------------------------------------------------------------------------------------------------------- --------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                           UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                               (as a percentage of the average net assets of the underlying Portfolios)
----------------------------------------------------------------------------------------------------------------------------------------

Below are the investment  management fees, other expenses,  and the total annual expenses for each underlying  Portfolio as of December
31,  2000,  except as noted.  Each figure is stated as a  percentage  of the  underlying  Portfolio's  average  daily net  assets.  For certain of the  underlying  Portfolios,  a portion of the  management  fee is being waived  and/or other  expenses are being  partially reimbursed.  "N/A"  indicates that no portion of the management fee and/or other expenses is being waived and/or  reimbursed.  The "Net
Annual  Portfolio  Operating  Expenses"  reflect the combination of the Portfolio's  investment  management fee, other expenses and any
12b-1 fees, net of any fee waivers and expense  reimbursements.  The expenses  shown below are deducted by the  underlying  mutual fund before it provides  American  Skandia with the daily net asset value.  Any footnotes  about  expenses  appear after the list of all the portfolios.  The  underlying  mutual  fund  portfolio  information  was  provided  by the  underlying  mutual  funds  and has not  been independently  verified by us. See the  prospectuses or statements of additional  information of the underlying  Portfolios for further details.  The current  prospectus  and statement of additional  information  for the  underlying  Portfolios can be obtained by calling
1-800-752-6342.

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Portfolio
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses
                                                                                                                 1
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

American Skandia Trust: 2
  AST Founders Passport                               1.00%          0.38%          0.00%         1.38%          N/A         1.38%
  AST Scudder Japan 3                                 1.00%          1.78%          0.00%         2.78%         1.03%        1.75%
  AST Strong International Equity                     0.86%          0.24%          0.06%         1.16%          N/A         1.16%
  AST American Century International Growth 4         1.00%          0.24%          0.00%         1.24%          N/A         1.24%
  AST MFS Global Equity                               1.00%          1.11%          0.00%         2.11%         0.36%        1.75%
  AST PBHG Small-Cap Growth                           0.90%          0.16%          0.01%         1.07%          N/A         1.07%
  AST DeAm Small-Cap Growth                           0.95%          0.16%          0.02%         1.13%          N/A         1.13%
  AST Federated Aggressive Growth 3                   0.95%          6.27%          0.00%         7.22%         5.87%        1.35%
  AST Goldman Sachs Small Cap Value                   0.95%          0.20%          0.00%         1.15%          N/A         1.15%
  AST Gabelli Small-CapValue                          0.90%          0.21%          0.01%         1.12%          N/A         1.12%
  AST Janus Mid-Cap Growth                            1.00%          0.28%          0.00%         1.28%          N/A         1.28%
  AST Neuberger Berman Mid-Cap Growth                 0.90%          0.16%          0.03%         1.09%          N/A         1.09%
  AST Neuberger Berman Mid-Cap Value                  0.90%          0.18%          0.16%         1.24%          N/A         1.24%
  AST Alger All-Cap Growth                            0.95%          0.24%          0.05%         1.24%          N/A         1.24%
  AST Gabelli All-Cap Value 3                         0.95%          0.64%          0.00%         1.59%         0.14%        1.45%
  AST Kinetics Internet 3                             1.00%          4.34%          0.00%         5.34%         3.94%        1.40%
  AST T. Rowe Price Natural Resources                 0.90%          0.24%          0.06%         1.20%          N/A         1.20%
  AST Alliance Growth                                 0.90%          0.19%          0.07%         1.16%          N/A         1.16%
  AST MFS Growth                                      0.90%          0.30%          0.00%         1.20%          N/A         1.20%
  AST Marsico Capital Growth                          0.90%          0.14%          0.02%         1.06%         0.02%        1.04%
  AST JanCap Growth                                   0.90%          0.13%          0.01%         1.04%         0.04%        1.00%
  AST Janus Strategic Value 3                         1.00%          1.41%          0.00%         2.41%         1.06%        1.35%
  AST Alliance/Bernstein Growth + Value 5             0.90%          0.24%          0.03%         1.17%          N/A         1.17%
  AST Sanford Bernstein Core Value                    0.75%          0.24%          0.03%         1.02%          N/A         1.02%
  AST Cohen & Steers Realty                           1.00%          0.22%          0.06%         1.28%          N/A         1.28%
  AST Sanford Bernstein Managed Index 500             0.60%          0.16%          0.02%         0.78%          N/A         0.78%
  AST American Century Income & Growth                0.75%          0.19%          0.00%         0.94%          N/A         0.94%
  AST Alliance Growth and Income                      0.75%          0.15%          0.16%         1.06%         0.01%        1.05%
  AST MFS Growth with Income                          0.90%          0.33%          0.00%         1.23%          N/A         1.23%
  AST INVESCO Equity Income                           0.75%          0.17%          0.03%         0.95%         0.01%        0.94%
  AST AIM Balanced                                    0.73%          0.22%          0.00%         0.95%          N/A         0.95%
  AST American Century Strategic Balanced             0.85%          0.25%          0.00%         1.10%          N/A         1.10%
  AST T. Rowe Price Asset Allocation                  0.85%          0.23%          0.00%         1.08%          N/A         1.08%
  AST T. Rowe Price Global Bond                       0.80%          0.32%          0.00%         1.12%          N/A         1.12%
  AST Federated High Yield                            0.75%          0.21%          0.00%         0.96%          N/A         0.96%
  AST Lord Abbett Bond-Debenture 3                    0.80%          2.27%          0.00%         3.07%         1.87%        1.20%
  AST PIMCO Total Return Bond                         0.65%          0.17%          0.00%         0.82%          N/A         0.82%
  AST PIMCO Limited Maturity Bond                     0.65%          0.22%          0.00%         0.87%          N/A         0.87%
  AST Money Market                                    0.50%          0.15%          0.00%         0.65%         0.05%        0.60%

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Portfolio
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
Montgomery Variable Series:
  Emerging Markets                                    1.25%          0.56%           0.00%        1.81%         0.25%        1.56%

Wells Fargo Variable Trust:
  Equity Income                                       0.70%          0.22%          0.25%         1.17%         0.17%        1.00%

INVESCO Variable Investment Funds, Inc.:
  Technology                                           0.72%         0.30%           0.00%         1.02%          N/A         1.02%
  Health Sciences                                      0.75%         0.32%           0.00%         1.07%          N/A         1.07%
  Financial Services                                   0.75%         0.34%           0.00%         1.09%          N/A         1.09%
  Telecommunications                                   0.75%         0.31%           0.00%         1.06%          N/A         1.06%
  Dynamics                                             0.75%         0.34%           0.00%         1.09%          N/A         1.09%

Evergreen Variable Annuity Trust:
  Global Leaders                                       0.87%         0.29%           0.00%         1.16%         0.15%        1.01%
  Omega                                                0.52%         0.16%           0.00%         0.68%          N/A         0.68%
  Special Equity                                       0.92%         0.25%           0.00%         1.17%         0.13%        1.04%

ProFund VP:
  Europe 30                                            0.75%         0.75%           0.25%         1.75%          N/A         1.75%
  UltraSmall-Cap                                       0.75%         1.34%           0.25%         2.34%         0.29%        2.05%
  UltraOTC                                             0.75%         0.75%           0.25%         1.75%          N/A         1.75%
  OTC 6                                                0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Bear 6                                               0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Bull Plus 6                                          0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Biotechnology 6                                      0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Energy 6                                             0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Financial 6                                          0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Healthcare 6                                         0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Real Estate 6                                        0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Technology 6                                         0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Telecommunications 6                                 0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Utilities 6                                          0.75%         1.00%           0.25%         2.00%          N/A         2.00%

First Defined Portfolio Fund LLC:
First Trust(R)10 Uncommon Values                       0.60%          2.47%          0.25%         3.32%         1.95%        1.37%

The Prudential Series Fund, Inc.:
SP Jennison International Growth 7                    0.85%          0.60%          0.25%         1.70%         0.06%        1.70%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

1        The Investment  Manager of American  Skandia Trust has agreed to reimburse  and/or waive fees for certain  Portfolios until at least April 30, 2002. The caption "Total Annual Portfolio  Operating  Expenses"  reflects the Portfolios' fees and expenses before such waivers and  reimbursements,  while the caption "Net Annual Portfolio Operating Expenses" reflects the effect of such waivers and reimbursements.
2        American  Skandia  Trust  (the  "Trust")  adopted a  Distribution  Plan (the  "Distribution  Plan")  under  Rule  12b-1 of the
     Investment  Company Act of 1940 to permit an affiliate  of the Trust's  Investment  Manager to receive  brokerage  commissions  in connection  with purchases and sales of securities  held by Portfolios of the Trust,  and to use these  commissions to promote the sale of shares of such  Portfolios.  While the  brokerage  commission  rates and amounts  paid by the various  Portfolios  are not expected to increase as a result of the Distribution Plan, the staff of the Securities and Exchange  Commission takes the position that commission amounts received under the Distribution Plan should be reflected as distribution  expenses of the Portfolios.  The
     Distribution  Fee estimates are derived and annualized  from data regarding  commission  amounts  directed under the  Distribution
     Plan.  Although there are no maximum amounts  allowable,  actual commission amounts directed under the Distribution Plan will vary and the  amounts  directed  during the last full fiscal year of the Plan's  operations  may differ from the amounts  listed in the above chart.
3        These  Portfolios  commenced  operations on October 23, 2000.  "Other  Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2001.
4        This  Portfolio's  expense  information  reflects  the addition of the net assets of the AST  American  Century  International
     Growth Portfolio II ("Portfolio II") as a result of the merger between this Portfolio and Portfolio II.
5        These  Portfolios  commenced  operations  on May 1, 2001.  "Other  Expenses"  and "12b-1  Fees"  shown are based on  estimated amounts for the fiscal year ending December 31, 2001.
6        These  Portfolios  commenced  operations on January 22, 2001.  "Other  Expenses" and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2001.
7        This Portfolio  commenced  operations on April 15, 2001.  "Other Expenses" are based on estimated  amounts for the fiscal year ending December 31, 2001 and include a 0.15%  Administration  Fee. The 0.06% fee waiver and expense  reimbursement is currently in effect but may be eliminated.  Therefore,  the Expense Examples reflect the Total Annual Portfolio Operating Expenses, not the Net
     Annual Portfolio Operating Expenses.

EXPENSE EXAMPLES
These  examples  are  designed to assist you in  understanding  the various  costs and  expenses  you will incur with the Annuity  over certain periods of time based on specific  assumptions.  The examples reflect the Insurance  Charge,  Distribution  Charge,  Contingent
Deferred Sales Charges (when  applicable),  the Annual  Maintenance Fee, the charges deducted by the underlying mutual fund portfolios, as well as the charges for the optional  benefits that are offered under the Annuity.  The Securities and Exchange  Commission  ("SEC")
requires these examples.

The  examples  shown  assume  that:  (a) you only  allocate  Account  Value to the  Sub-accounts,  not to a Fixed  Allocation;  (b) the
Insurance  Charge is assessed as 0.65% per year;  (c) the  Distribution  Charge is assessed as 1.00% per year in Annuity  Years 1 - 10.
The Expense Examples do not take into account that the  Distribution  Charge is not assessed in Annuity Years 11+, because the SEC only requires the examples for up to a 10 year period;  (d) the Annual  Maintenance  Fee (when  applicable)  is reflected as an  asset-based charge based on an assumed  average  contract size; (e) you make no withdrawals of Account Value during the period shown;  (f) you make no  transfers,  withdrawals,  surrender  or other  transactions  that we charge a fee for during the  period  shown;  (g) no tax charge applies;  (h) the expenses  throughout the period for the underlying  mutual fund  portfolios are the "Net Annual  Portfolio  Operating
Expenses," as shown above in the section  entitled  "Underlying  Mutual Fund Portfolio Annual  Expenses";  (i) the optional charges are reflected as charges equal to 0.25% for the Guaranteed  Return Option,  0.25% for the Enhanced  Beneficiary  Protection,  and 0.30% for
the Guaranteed  Minimum Death Benefit;  and (j) the Credit applicable to your Annuity is 6% of Purchase  Payments.  The charges for the optional  benefits are deducted on an annual basis in arrears.  Amounts  shown in the examples are rounded to the nearest  dollar.  The
Credit we apply to Purchase Payments received after the first Annuity Year are less than 6% (see "How do I Receive Credits?").

Expense  Examples are provided for the basic Annuity contract without any optional  benefits,  for the basic Annuity contract  assuming that you elect one of the  following:  the Guaranteed  Return Option,  the Enhanced  Beneficiary  Protection or the Guaranteed  Minimum
Death Benefit;  and for the basic Annuity contract  assuming you elect both the Guaranteed  Return Option and the Enhanced  Beneficiary
Protection, or both the Guaranteed Return Option and the Guaranteed Minimum Death Benefit.

Unlike the annual charge for either the  Guaranteed  Return Option or the Enhanced  Beneficiary  Protection,  the annual charge for the
Guaranteed  Minimum  Death  Benefit  is based on the Death  Benefit  and not the  Account  Value.  You  cannot  purchase  the  Enhanced
Beneficiary Protection with any other optional death benefit or life insurance rider.

Expense Examples are not provided for the Plus40(TM)Optional Life Insurance Rider because it is supported by American  Skandia's  general account and is not subject to, or registered as a security  under,  either the Securities Act of 1933 or the Investment  Company Act of
1940 and because  Owners can pay the annual,  age-based  charge  through funds  outside of the Annuity.  If the Owner elects to pay the annual charge from the Annuity,  charges are deducted as a partial  withdrawal from the Annuity,  subject to applicable  taxes.  Please refer to the Appendix for a detailed description of this Rider.

THE EXAMPLES ARE  ILLUSTRATIVE  ONLY - THEY SHOULD NOT BE  CONSIDERED A  REPRESENTATION  OF PAST OR FUTURE  EXPENSES OF THE  UNDERLYING
MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not    No Optional Benefits Elected       If you elect the Guaranteed      If you elect the Enhanced Death     If you elect the Guaranteed
surrender  your  Annuity  at the end of                                           Return Option (GRO)                   Benefit (EBP)              Minimum Death Benefit (GMDB)
the applicable period or you annuitize
---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10         1     3 Years  5       10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years    Year             Years    Years    Year                     Years
                                         -------- ------- --------          ------- -------- -------- -------
----------------------------------------                           --------                                   -------- -------- ------- -------- ------- -------- -------- -------
AST Founders Passport                      33      102      173      361      36      110      186     386      36       110     186      386      37      112      190     397
AST Scudder Japan                          37      113      191      397      40      122      205     421      40       122     205      421      41      124      209     432
AST Strong International Equity            31       95      162      340      34      103      174     364      34       103     174      364      34      104      177     373
AST American Century International         32       97      165      347      35      106      179     373      35       106     179      373      35      107      182     382
Growth
AST MFS Global Equity                      37      113      191      397      40      122      205     421      40       122     205      421      41      124      209     432
AST PBHG Small-Cap Growth                  30       92      157      330      33      100      170     355      33       100     170      355      33      102      173     365
AST DeAm Small-Cap Growth                  31       94      160      337      33      102      173     361      33       102     173      361      34      103      176     371
AST Federated Aggressive Growth            33      101      171      358      36      109      184     383      36       109     184      383      36      111      188     393
AST Goldman Sachs Small Cap Value          31       94      160      337      34      103      174     364      34       103     174      364      34      104      177     373
AST Gabelli Small-Cap Value                31       94      159      335      33      101      172     360      33       101     172      360      34      103      176     370
AST Janus Mid-Cap Growth                   32       98      167      350      35      107      181     377      35       107     181      377      36      109      184     386
AST Neuberger Berman Mid-Cap Growth        30       92      157      331      33      101      171     358      33       101     171      358      33      102      173     366
AST Neuberger Berman Mid-Cap Value         32       97      165      347      35      106      179     373      35       106     179      373      35      107      182     382
AST Alger All-Cap Growth                   32       97      165      347      35      106      179     373      35       106     179      373      35      107      182     382
AST Gabelli All-Cap Value                  34      104      176      368      37      112      189     393      37       112     189      393      37      114      193     403
AST Kinetics Internet                      34      103      174      364      36      110      186     387      36       110     186      387      37      112      190     397
AST T.Rowe Price Natural Resources         31       96      163      343      34      104      176     368      34       104     176      368      35      106      180     378
AST Alliance Growth                        31       95      162      340      34      103      174     364      34       103     174      364      34      104      177     373
AST MFS Growth                             31       96      163      343      34      104      176     368      34       104     176      368      35      106      180     378
AST Marsico Capital Growth                 30       91      155      327      32      99       168     352      32       99      168      352      33      101      172     362
AST JanCap Growth                          29       90      153      323      32      98       166     348      32       98      166      348      33      100      170     358
AST Janus Strategic Value                  33      101      171      358      36      109      184     383      36       109     184      383      36      111      188     393
AST Alliance/Bernstein Growth + Value      31       95      162      340      34      103      175     365      34       103     175      365      34      105      178     375
AST Sanford Bernstein Core Value           29       90      153      324      32      98       167     350      32       98      167      350      33      100      170     359
AST Cohen & Steers Realty                  32       98      167      350      35      107      181     377      35       107     181      377      36      109      184     386
AST Sanford Bernstein Managed Index 500    27       82      140      298      30      91       154     326      30       91      154      326      30      92       157     334
AST American Century Income & Growth       29       88      150      317      31      96       163     342      31       96      163      342      32      97       166     351
AST Alliance Growth and Income             30       91      155      327      33      100      169     354      33       100     169      354      33      101      172     363
AST MFS Growth with Income                 32       97      165      347      34      105      178     371      34       105     178      371      35      107      182     381
AST INVESCO Equity Income                  29       88      150      317      31      96       163     342      31       96      163      342      32      97       166     351
AST AIM Balanced                           29       88      150      317      31      96       163     343      31       96      163      343      32      98       167     353
AST American Century Strategic Balanced    30       93      158      333      33      101      171     358      33       101     171      358      34      103      175     368
AST T. Rowe Price Asset Allocation         30       92      157      330      33      100      170     357      33       100     170      357      33      102      173     365
AST T. Rowe Price Global Bond              31       94      159      335      33      101      172     360      33       101     172      360      34      103      176     370
AST Federated High Yield                   29       88      150      318      32      97       164     344      32       97      164      344      32      98       167     353
AST Lord Abbett Bond-Debenture             31       96      163      343      34      104      176     368      34       104     176      368      35      106      180     378
AST PIMCO Total Return Bond                27       84      143      304      30      92       157     330      30       92      157      330      31      94       160     340
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not    No Optional Benefits Elected       If you elect the Guaranteed      If you elect the Enhanced Death     If you elect the Guaranteed
surrender  your  Annuity  at the end of                                           Return Option (GRO)                   Benefit (EBP)              Minimum Death Benefit (GMDB)
the applicable period or you annuitize
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10         1     3 Years  5       10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years    Year             Years    Years    Year                     Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
AST PIMCO Limited Maturity Bond            28       85      145      308      31      94       159     335      31       94      159      335      31      95       162     343
AST Money Market                           25       77      132      280      28      85       145     307      28       85      145      307      28      87       148     315

MV Emerging Markets                        35      107      182      379      38      116      196     405      38       116     196      405      39      118      199     414

WFVT Equity Income                         29       90      153      323      32      98       166     348      32       98      166      348      33      100      170     358

INVESCO VIF Technology                     29       90      153      324      32      98       167     350      32       98      167      350      33      100      170     359
INVESCO VIF Health Sciences                30       92      157      330      33      100      170     355      33       100     170      355      33      102      173     365
INVESCO VIF Financial Services             30       92      157      331      33      101      171     358      33       101     171      358      33      102      173     366
INVESCO VIF Telecommunications             30       92      156      329      33      100      169     354      33       100     169      354      33      101      172     363
INVESCO VIF Dynamics                       30       92      157      331      33      101      171     358      33       101     171      358      33      102      173     366

Evergreen VA Global Leaders                29       90      153      323      32      98       167     350      32       98      167      350      33      100      170     359
Evergreen VA Omega                         26       79      135      288      28      87       148     315      28       87      148      315      29      89       152     324
Evergreen VA Special Equity                30       91      155      327      32      99       168     352      32       99      168      352      33      101      172     362

ProFund VP Europe 30                       37      113      191      397      40      122      205     421      40       122     205      421      41      124      209     432
ProFund VP UltraSmall-Cap                  41      123      207      426      43      131      220     450      43       131     220      450      44      133      224     460
ProFund VP UltraOTC                        37      113      191      397      40      122      205     421      40       122     205      421      41      124      209     432
ProFund VP OTC                             40      120      202      416      42      128      215     440      42       128     215      440      43      130      219     450
ProFund VP Bear                            40      120      202      416      42      128      215     440      42       128     215      440      43      130      219     450
ProFund VP Bull Plus                       40      120      202      416      42      128      215     440      42       128     215      440      43      130      219     450
ProFund VP Biotechnology                   40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Energy                          40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Financial                       40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Healthcare                      40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Real Estate                     40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Technology                      40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Telecommunications              40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Utilities                       40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455

First Trust(R)10 Uncommon Values            33      101      172      360      36      110      186     386      36       110     186      386      37      112      189     395

SP Jennison International Growth           37      112      189      393      40      120      202     416      40       120     202      416      40      122      206     427
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not      If you elect EBP and GRO          If you elect GMDB and GRO
surrender  your  Annuity  at the end of
the applicable period or you annuitize
---------------------------------------- ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years
                                         -------- ------- --------          ------- -------- -------- -------
----------------------------------------                           --------
AST Founders Passport                      39      118      199      410      39      119      202     420
AST Scudder Japan                          43      129      217      444      43      131      221     455
AST Strong International Equity            36      110      187      389      37      112      190     398
AST American Century International         37      113      191      396      38      115      195     407
Growth
AST MFS Global Equity                      43      129      217      444      43      131      221     455
AST PBHG Small-Cap Growth                  35      108      183      381      36      110      187     390
AST DeAm Small-Cap Growth                  36      110      186      386      37      112      190     397
AST Federated Aggressive Growth            38      116      196      406      39      118      200     417
AST Goldman Sachs Small Cap Value          36      110      186      387      37      112      190     397
AST Gabelli Small-Cap Value                36      110      186      386      36      111      188     394
AST Janus Mid-Cap Growth                   38      115      194      401      38      116      197     410
AST Neuberger Berman Mid-Cap Growth        36      109      184      382      36      110      187     391
AST Neuberger Berman Mid-Cap Value         37      113      191      396      38      115      195     407
AST Alger All-Cap Growth                   37      113      191      396      38      115      195     407
AST Gabelli All-Cap Value                  40      120      202      416      40      122      206     427
AST Kinetics Internet                      39      118      199      411      40      121      204     422
AST T.Rowe Price Natural Resources         37      112      189      393      37      114      193     403
AST Alliance Growth                        36      110      187      389      37      112      190     398
AST MFS Growth                             37      112      189      393      37      114      193     403
AST Marsico Capital Growth                 35      107      181      377      36      109      185     387
AST JanCap Growth                          35      106      179      374      35      107      182     383
AST Janus Strategic Value                  38      116      196      406      39      118      200     417
AST Alliance/Bernstein Growth + Value      37      112      189      391      37      113      192     400
AST Sanford Bernstein Core Value           35      106      180      375      35      108      183     384
AST Cohen & Steers Realty                  38      115      194      401      38      116      197     410
AST Sanford Bernstein Managed Index 500    32       99      168      351      33      100      171     361
AST American Century Income & Growth       34      104      176      368      35      106      180     377
AST Alliance Growth and Income             35      107      181      378      36      109      185     388
AST MFS Growth with Income                 37      113      191      396      38      115      195     407
AST INVESCO Equity Income                  34      104      176      368      35      106      180     377
AST AIM Balanced                           34      104      176      368      35      106      180     378
AST American Century Strategic Balanced    36      109      184      383      36      110      187     392
AST T. Rowe Price Asset Allocation         36      109      184      382      36      110      187     391
AST T. Rowe Price Global Bond              36      110      186      386      36      111      188     394
AST Federated High Yield                   34      104      177      369      35      106      180     378
AST Lord Abbett Bond-Debenture             37      112      189      393      37      114      193     403
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not      If you elect EBP and GRO          If you elect GMDB and GRO
surrender  your  Annuity  at the end of
the applicable period or you annuitize
                                         ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years
AST PIMCO Total Return Bond                33      100      170      356      33      102      173     365
AST PIMCO Limited Maturity Bond            33      101      172      360      34      103      176     370
AST Money Market                           30       93      158      333      31      95       162     343

MV Emerging Markets                        41      124      209      428      41      125      211     437

WFVT Equity Income                         35      106      179      374      35      107      182     383

INVESCO VIF Technology                     35      106      180      375      35      108      183     384
INVESCO VIF Health Sciences                35      108      183      381      36      110      187     390
INVESCO VIF Financial Services             36      109      184      382      36      110      187     391
INVESCO VIF Telecommunications             35      107      182      379      36      109      185     388
INVESCO VIF Dynamics                       36      109      184      382      36      110      187     391

Evergreen VA Global Leaders                35      106      180      375      35      108      183     384
Evergreen VA Omega                         31       95      162      340      32      97       166     351
Evergreen VA Special Equity                35      107      181      377      36      109      185     387

ProFund VP Europe 30                       43      129      217      444      43      131      221     455
ProFund VP UltraSmall-Cap                  46      139      233      472      47      141      237     483
ProFund VP UltraOTC                        43      129      217      444      43      131      221     455
ProFund VP OTC                             45      136      228      463      45      137      231     473
ProFund VP Bear                            45      136      228      463      45      137      231     473
ProFund VP Bull Plus                       45      136      228      463      45      137      231     473
ProFund VP Biotechnology                   45      137      230      468      46      139      234     478
ProFund VP Energy                          45      137      230      468      46      139      234     478
ProFund VP Financial                       45      137      230      468      46      139      234     478
ProFund VP Healthcare                      45      137      230      468      46      139      234     478
ProFund VP Real Estate                     45      137      230      468      46      139      234     478
ProFund VP Technology                      45      137      230      468      46      139      234     478
ProFund VP Telecommunications              45      137      230      468      46      139      234     478
ProFund VP Utilities                       45      137      230      468      46      139      234     478

First Trust(R)10 Uncommon Values            39      118      199      410      39      119      202     419

SP Jennison International Growth           42      128      215      440      43      130      219     450
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------

---------------------------------------- --------------------------------- ---------------------------------- --------------------------------- ----------------------------------
These  Examples  assume  you  surrender    No Optional Benefits Elected       If you elect the Guaranteed     If you elect the Enhanced Death      If you elect the Guaranteed
your   Annuity   at  the   end  of  the                                           Return Option (GRO)                  Benefit (EBP)              Minimum Death Benefit (GMDB)
applicable period
---------------------------------------- --------------------------------- ---------------------------------- --------------------------------- ----------------------------------
---------------------------------------- -------- ------- -------- ------- -------- -------- -------- ------- -------- -------- ------- ------- -------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10         1     3 Years  5       10         1     3 Years  5 Years  10
                                          Year    Years            Years    Year                      Years    Year             Years   Years    Year                      Years
                                         -------- ------- --------         -------- -------- -------- -------
----------------------------------------                           -------                                    -------- -------- ------- ------- -------- -------- -------- -------
AST Founders Passport                      128     187      243     381      131      195      256     406      131      195     256     406      132      197      260     417
AST Scudder Japan                          132     198      261     417      135      207      275     441      135      207     275     441      136      209      279     452
AST Strong International Equity            126     180      232     360      129      188      244     384      129      188     244     384      129      189      247     393
AST American Century International         127     182      235     367      130      191      249     393      130      191     249     393      130      192      252     402
Growth
AST MFS Global Equity                      132     198      261     417      135      207      275     441      135      207     275     441      136      209      279     452
AST PBHG Small-Cap Growth                  125     177      227     350      128      185      240     375      128      185     240     375      128      187      243     385
AST DeAm Small-Cap Growth                  126     179      230     357      128      187      243     381      128      187     243     381      129      188      246     391
AST Federated Aggressive Growth            128     186      241     378      131      194      254     403      131      194     254     403      131      196      258     413
AST Goldman Sachs Small Cap Value          126     179      230     357      129      188      244     384      129      188     244     384      129      189      247     393
AST Gabelli Small-Cap Value                126     179      229     355      128      186      242     380      128      186     242     380      129      188      246     390
AST Janus Mid-Cap Growth                   127     183      237     370      130      192      251     397      130      192     251     397      131      194      254     406
AST Neuberger Berman Mid-Cap Growth        125     177      227     351      128      186      241     378      128      186     241     378      128      187      243     386
AST Neuberger Berman Mid-Cap Value         127     182      235     367      130      191      249     393      130      191     249     393      130      192      252     402
AST Alger All-Cap Growth                   127     182      235     367      130      191      249     393      130      191     249     393      130      192      252     402
AST Gabelli All-Cap Value                  129     189      246     388      132      197      259     413      132      197     259     413      132      199      263     423
AST Kinetics Internet                      129     188      244     384      131      195      256     407      131      195     256     407      132      197      260     417
AST T.Rowe Price Natural Resources         126     181      233     363      129      189      246     388      129      189     246     388      130      191      250     398
AST Alliance Growth                        126     180      232     360      129      188      244     384      129      188     244     384      129      189      247     393
AST MFS Growth                             126     181      233     363      129      189      246     388      129      189     246     388      130      191      250     398
AST Marsico Capital Growth                 125     176      225     347      127      184      238     372      127      184     238     372      128      186      242     382
AST JanCap Growth                          124     175      223     343      127      183      236     368      127      183     236     368      128      185      240     378
AST Janus Strategic Value                  128     186      241     378      131      194      254     403      131      194     254     403      131      196      258     413
AST Alliance/Bernstein Growth + Value      126     180      232     360      129      188      245     385      129      188     245     385      129      190      248     395
AST Sanford Bernstein Core Value           124     175      223     344      127      183      237     370      127      183     237     370      128      185      240     379
AST Cohen & Steers Realty                  127     183      237     370      130      192      251     397      130      192     251     397      131      194      254     406
AST Sanford Bernstein Managed Index 500    122     167      210     318      125      176      224     346      125      176     224     346      125      177      227     354
AST American Century Income & Growth       124     173      220     337      126      181      233     362      126      181     233     362      127      182      236     371
AST Alliance Growth and Income             125     176      225     347      128      185      239     374      128      185     239     374      128      186      242     383
AST MFS Growth with Income                 127     182      235     367      129      190      248     391      129      190     248     391      130      192      252     401
AST INVESCO Equity Income                  124     173      220     337      126      181      233     362      126      181     233     362      127      182      236     371
AST AIM Balanced                           124     173      220     337      126      181      233     363      126      181     233     363      127      183      237     373
AST American Century Strategic Balanced    125     178      228     353      128      186      241     378      128      186     241     378      129      188      245     388
AST T. Rowe Price Asset Allocation         125     177      227     350      128      185      240     377      128      185     240     377      128      187      243     385
AST T. Rowe Price Global Bond              126     179      229     355      128      186      242     380      128      186     242     380      129      188      246     390
AST Federated High Yield                   124     173      220     338      127      182      234     364      127      182     234     364      127      183      237     373
AST Lord Abbett Bond-Debenture             126     181      233     363      129      189      246     388      129      189     246     388      130      191      250     398
AST PIMCO Total Return Bond                122     169      213     324      125      177      227     350      125      177     227     350      126      179      230     360
---------------------------------------- -------- ------- -------- ------- -------- -------- -------- ------- -------- -------- ------- ------- -------- -------- -------- -------

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These  Examples  assume  you  surrender    No Optional Benefits Elected       If you elect the Guaranteed      If you elect the Enhanced Death     If you elect the Guaranteed
your   Annuity   at  the   end  of  the                                           Return Option (GRO)                   Benefit (EBP)              Minimum Death Benefit (GMDB)
applicable period
                                         ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10         1     3 Years  5       10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years    Year             Years    Years    Year                     Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
AST PIMCO Limited Maturity Bond            123     170      215     328      126      179      229     355      126      179     229     355      126      180      232     363
AST Money Market                           120     162      202      300     123      170      215     327      123      170     215      327     123      172      218     335

MV Emerging Markets                        130     192      252      399     133      201      266     425      133      201     266      425     134      203      269     434

WFVT Equity Income                         124     175      223      343     127      183      236     368      127      183     236      368     128      185      240     378

INVESCO VIF Technology                     124     175      223      344     127      183      237     370      127      183     237      370     128      185      240     379
INVESCO VIF Health Sciences                125     177      227      350     128      185      240     375      128      185     240      375     128      187      243     385
INVESCO VIF Financial Services             125     177      227      351     128      186      241     378      128      186     241      378     128      187      243     386
INVESCO VIF Telecommunications             125     177      226      349     128      185      239     374      128      185     239      374     128      186      242     383
INVESCO VIF Dynamics                       125     177      227      351     128      186      241     378      128      186     241      378     128      187      243     386

Evergreen VA Global Leaders                124     175      223      343     127      183      237     370      127      183     237      370     128      185      240     379
Evergreen VA Omega                         121     164      205      308     123      172      218     335      123      172     218      335     124      174      222     344
Evergreen VA Special Equity                125     176      225      347     127      184      238     372      127      184     238      372     128      186      242     382

ProFund VP Europe 30                       132     198      261      417     135      207      275     441      135      207     275      441     136      209      279     452
ProFund VP UltraSmall-Cap                  136     208      277      446     138      216      290     470      138      216     290      470     139      218      294     480
ProFund VP UltraOTC                        132     198      261      417     135      207      275     441      135      207     275      441     136      209      279     452
ProFund VP OTC                             135     205      272      436     137      213      285     460      137      213     285      460     138      215      289     470
ProFund VP Bear                            135     205      272      436     137      213      285     460      137      213     285      460     138      215      289     470
ProFund VP Bull Plus                       135     205      272      436     137      213      285     460      137      213     285      460     138      215      289     470
ProFund VP Biotechnology                   135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Energy                          135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Financial                       135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Healthcare                      135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Real Estate                     135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Technology                      135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Telecommunications              135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Utilities                       135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475

First Trust(R)10 Uncommon Values            128     186      242      380     131      195      256     406      131      195     256      406     132      197      259     415

SP Jennison International Growth           132     197      259      413     135      205      272     436      135      205     272      436     135      207      276     447
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- ---------------------------------
These  Examples  assume  you  surrender      If you elect EBP and GRO          If you elect GMDB and GRO
your   Annuity   at  the   end  of  the
applicable period
---------------------------------------- ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years
                                         -------- ------- --------          ------- -------- -------- -------
----------------------------------------                           --------
AST Founders Passport                      134     203      269      430     134      204      272     440
AST Scudder Japan                          138     214      287      464     138      216      291     475
AST Strong International Equity            131     195      257      409     132      197      260     418
AST American Century International         132     198      261      416     133      200      265     427
Growth
AST MFS Global Equity                      138     214      287      464     138      216      291     475
AST PBHG Small-Cap Growth                  130     193      253      401     131      195      257     410
AST DeAm Small-Cap Growth                  131     195      256      406     132      197      260     417
AST Federated Aggressive Growth            133     201      266      426     134      203      270     437
AST Goldman Sachs Small Cap Value          131     195      256      407     132      197      260     417
AST Gabelli Small-Cap Value                131     195      256      406     131      196      258     414
AST Janus Mid-Cap Growth                   133     200      264      421     133      201      267     430
AST Neuberger Berman Mid-Cap Growth        131     194      254      402     131      195      257     411
AST Neuberger Berman Mid-Cap Value         132     198      261      416     133      200      265     427
AST Alger All-Cap Growth                   132     198      261      416     133      200      265     427
AST Gabelli All-Cap Value                  135     205      272      436     135      207      276     447
AST Kinetics Internet                      134     203      269      431     135      206      274     442
AST T.Rowe Price Natural Resources         132     197      259      413     132      199      263     423
AST Alliance Growth                        131     195      257      409     132      197      260     418
AST MFS Growth                             132     197      259      413     132      199      263     423
AST Marsico Capital Growth                 130     192      251      397     131      194      255     407
AST JanCap Growth                          130     191      249      394     130      192      252     403
AST Janus Strategic Value                  133     201      266      426     134      203      270     437
AST Alliance/Bernstein Growth + Value      132     197      259      411     132      198      262     420
AST Sanford Bernstein Core Value           130     191      250      395     130      193      253     404
AST Cohen & Steers Realty                  133     200      264      421     133      201      267     430
AST Sanford Bernstein Managed Index 500    127     184      238      371     128      185      241     381
AST American Century Income & Growth       129     189      246      388     130      191      250     397
AST Alliance Growth and Income             130     192      251      398     131      194      255     408
AST MFS Growth with Income                 132     198      261      416     133      200      265     427
AST INVESCO Equity Income                  129     189      246      388     130      191      250     397
AST AIM Balanced                           129     189      246      388     130      191      250     398
AST American Century Strategic Balanced    131     194      254      403     131      195      257     412
AST T. Rowe Price Asset Allocation         131     194      254      402     131      195      257     411
AST T. Rowe Price Global Bond              131     195      256      406     131      196      258     414
AST Federated High Yield                   129     189      247      389     130      191      250     398
AST Lord Abbett Bond-Debenture             132     197      259      413     132      199      263     423
AST PIMCO Total Return Bond                128     185      240      376     128      187      243     385
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- ---------------------------------
These  Examples  assume  you  surrender      If you elect EBP and GRO          If you elect GMDB and GRO
your   Annuity   at  the   end  of  the
applicable period
                                         ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
AST PIMCO Limited Maturity Bond            128     186      242      380     129      188      246     390
AST Money Market                           125     178      228      353     126      180      232     363

MV Emerging Markets                        136     209      279      448     136      210      281     457

WFVT Equity Income                         130     191      249      394     130      192      252     403

INVESCO VIF Technology                     130     191      250      395     130      193      253     404
INVESCO VIF Health Sciences                130     193      253      401     131      195      257     410
INVESCO VIF Financial Services             131     194      254      402     131      195      257     411
INVESCO VIF Telecommunications             130     192      252      399     131      194      255     408
INVESCO VIF Dynamics                       131     194      254      402     131      195      257     411

Evergreen VA Global Leaders                130     191      250      395     130      193      253     404
Evergreen VA Omega                         126     180      232      360     127      182      236     371
Evergreen VA Special Equity                130     192      251      397     131      194      255     407

ProFund VP Europe 30                       138     214      287      464     138      216      291     475
ProFund VP UltraSmall-Cap                  141     224      303      492     142      226      307     503
ProFund VP UltraOTC                        138     214      287      464     138      216      291     475
ProFund VP OTC                             140     221      298      483     140      222      301     493
ProFund VP Bear                            140     221      298      483     140      222      301     493
ProFund VP Bull Plus                       140     221      298      483     140      222      301     493
ProFund VP Biotechnology                   140     222      300      488     141      224      304     498
ProFund VP Energy                          140     222      300      488     141      224      304     498
ProFund VP Financial                       140     222      300      488     141      224      304     498
ProFund VP Healthcare                      140     222      300      488     141      224      304     498
ProFund VP Real Estate                     140     222      300      488     141      224      304     498
ProFund VP Technology                      140     222      300      488     141      224      304     498
ProFund VP Telecommunications              140     222      300      488     141      224      304     498
ProFund VP Utilities                       140     222      300      488     141      224      304     498

First Trust(R)10 Uncommon Values            134     203      269      430     134      204      272     439

SP Jennison International Growth           137     213      285      460     138      215      289     470
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------

30

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?

Each variable investment option is a Class 9 Sub-account of American Skandia Life Assurance  Corporation  Variable Account B (see "What
are Separate Accounts" for more detailed  information.)  Each Sub-account  invests  exclusively in one Portfolio.  You should carefully read the prospectus for any Portfolio in which you are  interested.  The following  chart  classifies  each of the Portfolios  based on our  assessment  of their  investment  style (as of the date of this  Prospectus).  The  chart  also  provides  a  description  of each
Portfolio's  investment  objective (in italics) and a short,  summary  description  of their key policies to assist you in  determining which  Portfolios may be of interest to you.  There is no guarantee that any underlying  mutual fund portfolio will meet its investment objective.

The name of the  advisor/sub-advisor  for each Portfolio  appears next to the  description.  Those  Portfolios  whose name includes the prefix "AST" are  portfolios of American  Skandia  Trust.  The  investment  manager for AST is American  Skandia  Investment  Services,
Incorporated  ("ASISI"),  an affiliated  company of American  Skandia.  However,  a sub-advisor,  as noted below, is engaged to conduct day-to-day investment decisions.

The Portfolios are not publicly traded mutual funds.  They are only available as investment  options in variable annuity  contracts and variable life insurance  policies issued by insurance  companies,  or in some cases, to  participants in certain  qualified  retirement plans.  However,  some of the  Portfolios  available as  Sub-accounts  under the Annuity are managed by the same  portfolio  advisor or sub-advisor  as a retail  mutual fund of the same or similar  name that the  Portfolio  may have been modeled  after at its  inception.
Certain  retail mutual funds may also have been modeled  after a Portfolio.  While the  investment  objective and policies of the funds may be  substantially  similar,  the  actual  investments  made by the  funds  will  differ  to  varying  degrees.  Differences  in the performance of the funds can be expected,  and in some cases could be  substantial.  Contract Owners should not compare the performance of a publicly  traded mutual fund with the performance of any similarly  named  Portfolio  offered as a Sub-account.  Details about the investment  objectives,  policies,  risks,  costs and  management of the Portfolios  are found in the  prospectuses  for the underlying mutual  funds.  The current  prospectus  and statement of  additional  information  for the  underlying  Portfolios  can be obtained by calling 1-800-752-6342.

Please refer to Appendix B for certain required financial information related to the historical performance of the Sub-accounts.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Money Market:  seeks to maximize current income and maintain high levels of liquidity.  The
   MONEY MARKET     Portfolio  attempts to  accomplish  its  objective by  maintaining  a  dollar-weighted  average      Wells Capital
                    maturity  of not  more  than 90 days  and by  investing  in  securities  which  have  effective     Management, Inc.
                    maturities of not more than 397 days.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Lord Abbett  Bond-Debenture:  seeks high  current  income and the  opportunity  for capital appreciation  to produce a high total return.  The Portfolio  pursues its objective by normally investing in high yield and  investment  grade debt  securities,  securities  convertible  into common stock and preferred stocks. Under normal  circumstances,  the Portfolio invests at least
                    65% of its total assets in fixed income  securities  of various  types.  The Portfolio may find good value in high yield securities,  sometimes called "lower-rated bonds" or "junk bonds," and
                    frequently  may have more than half of its assets  invested in those  securities.  At least 20%    Lord, Abbett & Co.
                    of the  Portfolio's  assets  must be  invested  in any  combination  of  investment  grade debt securities,  U.S.  Government  securities  and cash  equivalents.  The  Portfolio may also make significant  investments  in  mortgage-backed  securities.  Although the  Portfolio  expects to maintain  a  weighted  average  maturity  in the  range of seven to nine  years,  there  are no restrictions on the overall Portfolio or on individual securities.
       BOND
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Limited  Maturity Bond: seeks to maximize total return  consistent with  preservation
                    of capital  and prudent  investment  management.  The  Portfolio  will invest in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within  a one- to  three-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Total Return Bond:  seeks to maximize total return  consistent  with  preservation of
                    capital  and  prudent  investment  management.  The  Portfolio  will  invest  in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within a three-  to  six-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  High Yield:  seeks high current  income by investing  primarily in a diversified portfolio of fixed income  securities.  The Portfolio will invest at least 65% of its assets in lower-rated  corporate fixed income  securities  ("junk bonds").  These fixed income securities
 HIGH YIELD BOND    may include preferred stocks,  convertible  securities,  bonds,  debentures,  notes,  equipment   Federated Investment
                    lease  certificates  and  equipment  trust  certificates.  A fund  that  invests  primarily  in        Counseling
                    lower-rated  fixed  income  securities  will  be  subject  to  greater  risk  and  share  price fluctuation  than a typical fixed income fund,  and may be subject to an amount of risk that is comparable to or greater than many equity funds.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Global Bond (f/k/a AST T. Rowe Price  International  Bond):  seeks to provide high  current  income  and  capital  growth  by  investing  in  high-quality  foreign  and U.S.
                    dollar-denominated  bonds.  The  Portfolio  will invest in all types of bonds  including  those issued  or  guaranteed  by U.S.  or  foreign  governments  or  their  agencies  and by  foreign authorities,  provinces  and  municipalities  as  well as  investment  grade  corporate  bonds,
   GLOBAL BOND      mortgage and  asset-backed  securities and high-yield  bonds of U.S. and foreign  issuers.  The
                    Sub-advisor bases its investment decisions on fundamental market factors,  currency trends, and      T. Rowe Price
                    credit  quality.  The  Portfolio  generally  invests  in  countries  where the  combination  of   International, Inc.
                    fixed-income returns and currency exchange rates appears attractive,  or, if the currency trend is unfavorable,  where the Sub-advisor believes that the currency risk can be minimized through hedging.  The  Portfolio  may also  invest up to 20% of its  assets in the  aggregate  in below investment-grade,  high-risk bonds ("junk bonds"). In addition,  the Portfolio may invest up to
                    30% of its assets in mortgage-backed  (including  derivatives,  such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Asset Allocation:  seeks a high level of total return by investing  primarily in a  diversified  portfolio  of fixed income and equity  securities.  The  Portfolio  normally
ASSET ALLOCA-TION   invests  approximately  60% of its total  assets in equity  securities  and 40% in fixed income
                    securities.  The Sub-advisor  concentrates common stock investments in larger, more established      T. Rowe Price
                    companies,  but the  Portfolio may include small and  medium-sized  companies  with good growth     Associates, Inc.
                    prospects.  The fixed income portion of the Portfolio will be allocated among  investment grade securities, high yield or "junk" bonds, foreign high quality debt securities and cash reserves.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST AIM Balanced:  seeks to provide a well-diversified  portfolio of stocks and bonds that will produce both capital growth and current  income.  The Portfolio  attempts to meet its objective
                    by  investing,  normally,  a minimum of 30% and a maximum of 70% of its total  assets in equity      A I M Capital
                    securities  and a minimum  of 30% and a maximum of 70% of its total  assets in  non-convertible     Management, Inc.
                    debt  securities.  The  Sub-advisor  will primarily  purchase  equity  securities for growth of capital and debt securities for income purposes.
     BALANCED

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  American  Century  Strategic  Balanced:  seeks  capital  growth and  current  income.  The
                    Sub-advisor  intends  to  maintain  approximately  60%  of the  Portfolio's  assets  in  equity
                    securities and the remainder in bonds and other fixed income  securities.  Both the Portfolio's     American Century
                    equity and fixed  income  investments  will  fluctuate  in value.  The equity  securities  will        Investment
                    fluctuate  depending on the  performance of the companies that issued them,  general market and     Management, Inc.
                    economic  conditions,  and investor  confidence.  The fixed income investments will be affected primarily by rising or falling interest rates and the credit quality of the issuers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST INVESCO  Equity  Income:  seeks capital  growth and current  income while  following  sound investment  practices.  The Portfolio seeks to achieve its objective by investing in securities
                    that are expected to produce  relatively high levels of income and consistent,  stable returns.   INVESCO Funds Group,
                    The  Portfolio  normally will invest at least 65% of its assets in  dividend-paying  common and           Inc.
                    preferred  stocks of domestic and foreign issuers.  Up to 30% of the Portfolio's  assets may be
  EQUITY INCOME     invested in equity securities that do not pay regular dividends.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    WFVT Equity Income:  seeks long-term capital  appreciation and  above-average  dividend income.
                    The  Portfolio  pursues its  objective  primarily by  investing in the common  stocks of large, high-quality  domestic  companies with  above-average  return potential based on current market
                    valuations and above-average  dividend income.  Under normal market  conditions,  the Portfolio    Wells Fargo Funds
                    invests at least 65% of its total assets in income  producing  equity  securities and in issues     Management, LLC
                    of companies with market capitalizations greater than the median of the Russell 1000 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  Alliance  Growth and Income  (f/k/a AST Lord Abbett  Growth and Income):  seeks  long-term growth of capital and income while attempting to avoid excessive  fluctuations in market value.
                    The Portfolio  normally will invest in common stocks (and  securities  convertible  into common
                    stocks). The Sub-advisor will take a value-oriented  approach,  in that it will try to keep the     Alliance Capital
                    Portfolio's  assets  invested  in  securities  that are  selling at  reasonable  valuations  in     Management, L.P.
                    relation to their fundamental  business prospects.  The stocks that the Portfolio will normally
      GROWTH        invest in are those of seasoned  companies that are expected to show  above-average  growth and
        &           that the Sub-advisor believes are in sound financial condition.
      INCOME

------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST American  Century Income & Growth:  seeks capital growth with current income as a secondary objective.  The Portfolio  invests  primarily in common stocks that offer potential for capital
                    growth,  and may,  consistent  with its  investment  objective,  invest  in stocks  that  offer     American Century
                    potential for current income.  The  Sub-advisor  utilizes a quantitative  management  technique        Investment
                    with a goal of building an equity  portfolio  that  provides  better  returns  than the S&P 500     Management, Inc.
                    Index without taking on significant  additional risk and while  attempting to create a dividend yield that will be greater than the S&P 500 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Growth with  Income:  seeks long term growth of capital  with a secondary  objective to seek  reasonable  current  income.  Under normal market  conditions,  the Portfolio  invests at
      GROWTH        least 65% of its total  assets in common  stocks  and  related  securities,  such as  preferred
        &           stocks,  convertible  securities  and  depositary  receipts.  The stocks in which the Portfolio      Massachusetts
      INCOME        invests  generally  will pay  dividends.  While the  Portfolio  may invest in  companies of any    Financial Services
     (Cont.)        size, the Portfolio generally focuses on companies with larger market  capitalizations that the         Company
                    Sub-advisor  believes have  sustainable  growth  prospects and attractive  valuations  based on current and  expected  earnings  or cash flow.  The  Portfolio  may invest up to 20% of its net assets in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Cohen & Steers Realty:  seeks to maximize  total return  through  investment in real estate securities.  The Portfolio  pursues its  investment  objective by seeking,  with  approximately
   REAL ESTATE      equal emphasis,  capital growth and current income. Under normal  circumstances,  the Portfolio
      (REIT)        will invest  substantially all of its assets in the equity securities of real estate companies,      Cohen & Steers
                    i.e., a company that derives at least 50% of its  revenues  from the  ownership,  construction,   Capital Management,
                    financing,  management  or sale of real  estate or that has at least 50% of its  assets in real           Inc.
                    estate. Real estate companies may include real estate investment trusts or REITs.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST  Sanford  Bernstein  Managed  Index  500:  seeks to  outperform  the  Standard & Poor's 500
                    Composite  Stock Price Index (the "S&P 500(R)")  through stock  selection  resulting in different weightings of common stocks relative to the index.  The Portfolio will invest  primarily in the common  stocks of companies  included in the S&P 500(R).  In seeking to  outperform  the S&P 500, the  Sub-advisor  starts  with a  portfolio  of stocks  representative  of the  holdings of the
  MANAGED INDEX     index.  It then uses a set of fundamental  quantitative  criteria that are designed to indicate   Sanford C. Bernstein
                    whether a particular  stock will  predictably  perform  better or worse than the S&P 500. Based        & Co., LLC
                    on these  criteria,  the  Sub-advisor  determines  whether the  Portfolio  should  over-weight, under-weight or hold a neutral  position in the stock relative to the proportion of the S&P 500 that the stock  represents.  In addition,  the Sub-advisor also may determine that based on the quantitative  criteria,  certain equity  securities that are not included in the S&P 500 should be held by the Portfolio.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST Alliance/Bernstein  Growth + Value: seeks capital growth by investing  approximately 50% of its assets in growth  stocks of large  companies and  approximately  50% of its assets in value stocks of large  companies.  The Portfolio will invest primarily in commons tocks of large U.S.
                    companies  included in the  Russell  1000 Index (the  "Russell  1000").  The Russell  1000 is a
                    market  capitalization-weighted  index that measures the  performance of the 1,000 largest U.S.     Alliance Capital
                    companies.  Normally,  about 60-85  companies will be represented in the Portfolio,  with 25-35     Management, L.P.
                    companies  primarily from the Russell 1000 Growth Index  constituting  approximately 50% of the
                    Portfolio's  net  assets and 35-50  companies  primarily  from the  Russell  1000  Value  Index
    LARGE CAP       constituting  the  remainder  of  the  Portfolio's  net  assets.   There  will  be  a  periodic
      EQUITY        rebalancing  of each  segment's  assets  to take  account  of market  fluctuations  in order to maintain the approximately equal allocation.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alliance  Growth:  seeks long-term  capital growth.  The Portfolio  invests at least 80% of its total assets in the equity  securities of a limited  number of large,  carefully  selected,
                    high-quality  U.S.  companies  that are judged  likely to  achieve  superior  earnings  growth.     Alliance Capital
                    Normally,  about 40-60  companies will be  represented in the Portfolio,  with the 25 companies     Management, L.P.
                    most  highly  regarded  by  the  Sub-advisor  usually  constituting  approximately  70%  of the
                    Portfolio's  net assets.  An emphasis is placed on identifying  companies  whose  substantially above average prospective earnings growth is not fully reflected in current market valuations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST JanCap Growth:  seeks growth of capital in a manner  consistent  with the  preservation  of capital.  Realization of income is not a significant  investment  consideration  and any income realized on the  Portfolio's  investments,  therefore,  will be incidental  to the  Portfolio's
                    objective.  The Portfolio will pursue its objective by investing  primarily in common stocks of      Janus Capital
                    companies that the Sub-advisor  believes are  experiencing  favorable demand for their products       Corporation
                    and services,  and which operate in a favorable  competitive  and regulatory  environment.  The
                    Sub-advisor  generally takes a "bottom up" approach to choosing  investments for the Portfolio.
                    In other words,  the Sub-advisor  seeks to identify  individual  companies with earnings growth potential that may not be recognized by the market at large.

    LARGE CAP
      EQUITY
     (Cont.)
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus  Strategic  Value:  seeks  long-term  growth of capital.  The  Portfolio  pursues its objective by investing  primarily in common stocks with the  potential for long-term  growth of capital using a "value" approach.  This value approach emphasizes  investments in companies the
                    Sub-advisor believes are undervalued  relative to their intrinsic worth.  Realization of income      Janus Capital
                    is not a significant  consideration when choosing investments for the Portfolio.  The Portfolio       Corporation
                    will  generally  focus on the  securities of larger  companies,  however,  it may invest in the securities of smaller  companies,  including  start-up  companies offering emerging products or services.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Marsico  Capital  Growth:  seeks capital  growth.  Income  realization is not an investment objective  and  any  income  realized  on  the  Portfolio's  investments,  therefore,  will  be incidental to the Portfolio's  objective.  The Portfolio will pursue its objective by investing primarily in common stocks of larger,  more  established  companies.  In selecting  investments
                    for the Portfolio,  the Sub-advisor uses an approach that combines "top down" economic analysis     Marsico Capital
                    with "bottom up" stock selection.  The "top down" approach identifies  sectors,  industries and     Management, LLC
                    companies that should benefit from the trends the  Sub-advisor  has observed.  The  Sub-advisor then looks for individual  companies with earnings growth  potential that may not be recognized by the market at large. This is called "bottom up" stock selection.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS  Growth:  seeks  long-term  capital  growth  and future  income.  Under  normal  market conditions,  the  Portfolio  invests  at least 80% of its total  assets  in common  stocks  and
                    related securities,  such as preferred stocks,  convertible securities and depositary receipts,      Massachusetts
                    of companies that the  Sub-advisor  believes offer better than average  prospects for long-term    Financial Services
                    growth.  The Sub-advisor seeks to purchase  securities of companies that it considers  well-run         Company
                    and  poised  for  growth.  The  Portfolio  may  invest up to 35% of its net  assets in  foreign securities.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Sanford  Bernstein Core Value:  seeks  long-term  capital growth by investing  primarily in common stocks.  The  Sub-advisor  expects that the majority of the  Portfolio's  assets will be invested in the common stocks of large  companies  that appear to be  undervalued.  Among other
                    things, the Portfolio seeks to identify compelling buying opportunities  created when companies   Sanford C. Bernstein
                    are undervalued on the basis of investor  reactions to near-term problems or circumstances even        & Co., LLC
                    though their long-term  prospects  remain sound. The Sub-advisor  seeks to identify  individual companies with earnings growth potential that may not be recognized by the market at large.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alger All-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in equity securities,  such as common or preferred stocks, that are listed on U.S. exchanges or in
      ALL-CAP       the  over-the-counter  market.  The Portfolio may invest in the equity  securities of companies        Fred Alger
      EQUITY        of all sizes,  and may emphasize  either  larger or smaller  companies at a given time based on     Management, Inc.
                    the Sub-advisor's assessment of particular companies and market conditions.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  All-Cap  Value:  seeks  capital  growth.  The  Portfolio  pursues its objective by investing primarily in readily marketable equity securities including common stocks,  preferred stocks and  securities  that may be converted at a later time into common stock.  The Portfolio
      ALL-CAP       may invest in the  securities  of companies of all sizes,  and may  emphasize  either larger or  GAMCO Investors, Inc.
      EQUITY        smaller  companies  at a  given  time  based  on the  Sub-advisor's  assessment  of  particular
      (Cont.)       companies and market  conditions.  The Portfolio  focuses on companies that appear  underpriced relative  to their  private  market  value  ("PMV").  PMV is the  value  that  the  Portfolio's
                    Sub-advisor believes informed investors would be willing to pay for a company.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus Mid-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in common stocks,  selected for their growth  potential,  and normally invests at least 65% of its
                    equity  assets  in  medium-sized  companies.  For  purposes  of  the  Portfolio,   medium-sized
                    companies  are those whose market  capitalizations  (measured at the time of  investment)  fall      Janus Capital
                    within the range of  companies  in the  Standard & Poor's  MidCap  400 Index.  The  Sub-advisor       Corporation
                    seeks  to  identify  individual  companies  with  earnings  growth  potential  that  may not be recognized by the market at large.

  MID-CAP EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Growth:  seeks capital growth. The Portfolio  primarily invests in
                    the common stocks of mid-cap  companies,  i.e.,  companies  with equity market  capitalizations     Neuberger Berman
                    from $300 million to $10 billion at the time of investment.  The Portfolio is normally  managed        Management
                    using a growth-oriented  investment approach.  The Sub-advisor looks for fast-growing companies       Incorporated
                    that are in new or rapidly evolving industries.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Value:  seeks capital growth.  The Portfolio  primarily invests in the  common  stocks of  mid-cap  companies.  Under the  Portfolio's  value-oriented  investment
                    approach,  the Sub-advisor looks for well-managed  companies whose stock prices are undervalued     Neuberger Berman
                    and that may rise in price  before  other  investors  realize  their  worth.  Factors  that the        Management
                    Sub-advisor may use to identify these companies  include strong  fundamentals,  including a low       Incorporated
                    price-to-earnings  ratio,  consistent cash flow, and a sound track record through all phases of the market cycle.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Omega:  seeks maximum capital growth.  The Portfolio  invests  primarily in common
                    stocks and  securities  convertible  into  common  stocks of U.S.  companies  across all market   Evergreen Investment
                    capitalizations.  The  Portfolio  utilizes the  fully-managed  investment  concept  whereby the   Management Company,
                    Portfolio's  manager  will  continuously  review the  Portfolio's  holdings  in light of market           LLC
                    conditions,  business  developments  and  economic  trends.  During  this review  process,  the     (f/k/a Evergreen
                    Portfolio's  manager  seeks to identify and invest in industries  that are growing  faster than  Investment Management
                    the economy.  The Portfolio  invests in companies of all sizes. The continuous  review may lead         Company)
                    to high portfolio  turnover,  but that will not limit investment  decisions.  The Portfolio may also invest up to 25% of its assets in foreign securities.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Dynamics:  seek  capital  appreciation.  The  Portfolio
                    invests   primarily  in  common  stocks  of  mid-size  U.S.   companies  -  those  with  market
                    capitalizations  between $2 billion  and $15 billion at the time of purchase - but also has the flexibility to invest in other types of securities,  including  preferred  stocks,  convertible
                    securities  and bonds.  The core of the  Portfolio's  portfolio  is invested in  securities  of   INVESCO Funds Group,
                    established  companies  that are leaders in attractive  growth markets with a history of strong           Inc.
                    returns.  The  remainder of the  Portfolio  is invested in  securities  that show  accelerating growth,  driven by product cycles,  favorable  industry or sector  conditions and other factors that will lead to rapid sales and earnings growth.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Although investments in securities of smaller companies are generally  considered to offer greater opportunity for appreciation,  they also involve  greater risk of  depreciation  than  securities of larger  companies.  Smaller  companies may lack depth of management,  financial resources,  or they may be  developing  or  marketing  products or services  for which there is not an  established  market.  Additionally, smaller  companies  normally have fewer shares  outstanding and trade less frequently than large  companies.  Therefore,  the securities of smaller companies may be subject to wider price fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST DeAm  Small-Cap  Growth (f/k/a AST Scudder  Small-Cap  Growth;  f/k/a AST Kemper  Small-Cap
                    Growth):  seeks  maximum  growth of  investors'  capital from a portfolio  of growth  stocks of smaller  companies.  At least 80% of the Portfolio's  total assets normally will be invested in
                    the equity securities of smaller  companies,  i.e., those having a market  capitalization of $2      Deutsche Asset
                    billion or less at the time of investment,  many of which would be in the early stages of their     Management, Inc.
                    life cycle.  The Portfolio  intends to invest  primarily in stocks of companies  whose earnings per share are expected by the Sub-advisor to grow faster than the market average.

    SMALL CAP
      EQUITY

                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  Aggressive  Growth:  seeks capital growth.  The Portfolio pursues its investment objective by investing  in equity  securities  of companies  offering  superior  prospects  for earnings  growth.  The Portfolio  focuses its  investments on the equity  securities of smaller
                    companies,  but it is not  subject to any  specific  market  capitalization  requirements.  The   Federated Investment
                    Portfolio may invest in foreign issuers through American Depositary  Receipts.  The Portfolio's        Counseling
                    strategies with respect to security analysis,  market  capitalization and sector allocation are designed to produce a portfolio of stocks whose long-term  growth  prospects are  significantly above those of the S&P 500 Index.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  Small-Cap  Value (f/k/a AST T. Rowe Price Small Company  Value):  seeks to provide long-term capital growth by investing primarily in  small-capitalization  stocks that appear to be  undervalued.  The Portfolio will normally invest at least 65% of its total assets in stocks
                    and   equity-related   securities   of  small   companies   ($1   billion  or  less  in  market          GAMCO
                    capitalization).  Reflecting a value approach to investing,  the Portfolio will seek the stocks     Investors, Inc.
                    of companies  whose current stock prices do not appear to adequately  reflect their  underlying value as measured by assets, earnings, cash flow or business franchises.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Goldman  Sachs  Small-Cap  Value (f/k/a AST Lord Abbett Small Cap Value):  seeks  long-term capital  appreciation.  The Portfolio will seek its objective through investments  primarily in equity  securities  that are  believed to be  undervalued  in the  marketplace.  The  Portfolio
                    primarily  seeks  companies  that  are  small-sized,  based on the  value of their  outstanding   Goldman Sachs Asset
                    stock. Specifically,  under normal circumstances,  at least 65% of the Portfolio's total assets        Management
                    will be invested in common stocks issued by smaller,  less  well-known  companies  (with market capitalizations of less than $4 billion at the time of investment).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST PBHG  Small-Cap  Growth  (f/k/a AST Janus  Small-Cap  Growth):  seeks capital  growth.  The
                    Portfolio  pursues its objective by normally  investing at least 80% of its total assets in the     Pilgrim Baxter &
                    common stocks of small-sized  companies,  i.e., whose market capitalizations or annual revenues     Associates, Ltd.
                    are less than $1 billion at the time of purchase.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Special Equity:  seeks capital growth.  The Portfolio  strives to provide a return   Evergreen Investment
                    greater  than  broad  stock  market  indices  such  as the  Russell  2000  Index  by  investing   Management Company,
                    principally  in a diversified  portfolio of common stocks of U.S.  companies.  The  Portfolio's           LLC
                    investment  adviser  principally  chooses  companies which it expects will experience growth in     (f/k/a Meridian
                    earnings  and price,  and which have small market  capitalizations  (up to $1.5  billion).  The   Investment Company)
                    Portfolio may purchase stocks in initial public offerings (IPOs).
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Global Equity:  seeks capital  growth.  Under normal market  conditions,  the Portfolio invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as
                    preferred stock,  convertible  securities and depositary receipts,  of U.S. and foreign issuers      Massachusetts
                    (including  issuers  in  developing  countries).  The  Portfolio  generally  seeks to  purchase    Financial Services
                    securities of companies with relatively large market capitalizations  relative to the market in         Company
                    which they are traded.

  GLOBAL EQUITY
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Global Leaders:  seeks to provide  investors with long-term  capital  growth.  The
                    Portfolio  normally  invests as least 65% of its assets in a diversified  portfolio of U.S. and   Evergreen Investment
                    non-U.S.   equity  securities  of  companies  located  in  the  world's  major   industrialized   Management Company,
                    countries.  The Portfolio  will invest in no less than three  countries,  which may include the           LLC
                    U.S.,  but may invest more than 25% of its total assets in one country.  The Portfolio  invests     (f/k/a Evergreen
                    only in the  best  100  companies,  which  are  selected  by the  investment  advisor  based on     Asset Management
                    qualitative  and  quantitative  criteria  such as high  return on equity,  consistent  earnings          Corp.)
                    growth and established market presence.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
Investments in securities of foreign issuers may involve risks that are not present with domestic  investments.  Some of these risks may be fluctuations in currency exchange rates, less liquid and more volatile  securities  markets,  unstable  political and economic  structures, reduced  availability of public information and lack of uniform financial  reporting and regulatory  practices compared to those that apply to U.S. issuers.
--------------------------------------------------------------------------------------------------------------------------------------------
                    ------------------------------------------------------------------------------------------------ -----------------------

                    AST American Century  International  Growth:  seeks capital growth.  The Portfolio will seek to achieve its  investment  objective  by  investing  primarily  in equity  securities  of foreign companies  that the  Sub-advisor  believes  will  increase  in value  over time.  Under  normal
                    conditions,  the  Portfolio  will  invest at least 65% of its  assets in equity  securities  of     American Century
                    issuers from at least three  countries  outside of the United States.  The  Sub-advisor  uses a        Investment
                    growth  investment  strategy it developed  that looks for  companies  with earnings and revenue     Management, Inc.
                    growth.  The  Sub-advisor  will  consider  a  number  of other  factors  in  making  investment selections,  including the prospects for relative  economic  growth among countries or regions, economic and political  conditions,  expected inflation rates,  currency exchange  fluctuations and tax considerations.

      INTER-
     NATIONAL
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Founders  Passport:  seeks capital  growth.  The Portfolio  normally  invests  primarily in equity  securities  issued by foreign  companies  that have  market  capitalizations  or annual
                    revenues  of  $1.5  billion  or  less.  These  securities  may  represent   companies  in  both
                    established  and  emerging  economies  throughout  the world.  At least 65% of the  Portfolio's      Founders Asset
                    total assets  normally will be invested in foreign  securities  representing a minimum of three      Management LLC
                    countries.  Foreign  securities  are  generally  considered  to involve more risk than those of
                    U.S.  companies,  and  securities of smaller  companies are generally  considered to be riskier than those of larger companies.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Scudder  Japan:  seeks  long-term  capital  growth.  The Portfolio  pursues its  investment objective  by  investing  at least 80% of net assets in Japanese  securities  (those  issued by
                    Japan-based  companies  or their  affiliates,  or by any company that derives more than half of      Scudder Kemper
                    its revenues from Japan).  The Portfolio may invest in stocks of any size,  including up to 30%    Investments, Inc.
                    of its net  assets in  smaller  companies  that are traded  over-the-counter.  The  Portfolio's focus on a single  country could give rise to increased  risk, as the  Portfolio's  investments will not be diversified among countries having varying characteristics and market performance.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Strong  International  Equity (f/k/a AST AIM International  Equity):  seeks capital growth.
                    The Portfolio  seeks to meet its objective by investing,  normally,  at least 70% of its assets
                    in marketable equity  securities of foreign  companies that are listed on a recognized  foreign      Strong Capital
                    securities  exchange  or  traded in a  foreign  over-the-counter  market.  The  Portfolio  will     Management, Inc.
                    normally  invest  in a  diversified  portfolio  that  includes  companies  from at  least  four countries  outside the United States,  emphasizing  countries of Western Europe and the Pacific
                    Basin.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Europe 30: seeks daily  investment  results that  correspond to the  performance  of the ProFunds Europe 30 Index.  The ProFunds Europe 30 Index,  created by ProFund  Advisors,  is
                    composed of 30 European  companies  whose  securities  are traded on U.S.  exchanges  or on the   ProFund Advisors LLC
                    NASDAQ as ADRs with the highest market capitalization, as determined annually.

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    The  Prudential  Series  Fund,  Inc.  - SP  Jennison  International  Growth:  seeks to  provide
                    long-term   growth  of  capital.   The   Portfolio   pursues  its  objective  by  investing  in
                    equity-related  securities of foreign  issuers that the  Sub-advisor  believes will increase in        Prudential
                    value over a period of years.  The  Portfolio  invests  primarily  in the common stock of large     Investments Fund
                    and  medium-sized  foreign  companies.  Under normal  circumstances,  the Portfolio  invests at     Management, LLC/
                    least 65% of its total  assets in common  stock of foreign  companies  operating or based in at   Jennison Associates
                    least five different  countries.  The Portfolio  looks  primarily for stocks of companies whose           LLC
                    earnings are growing at a faster rate than other companies and that have  above-average  actual and  potential  earnings  growth  over  the long  term and  strong  financial  and  operational characteristics.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Montgomery  Variable Series - Emerging  Markets:  seeks long-term capital  appreciation,  under
                    normal  conditions  by investing at least 65% of its total assets in stocks of companies of any     Montgomery Asset
 EMERGING MARKETS   size based in the world's  developing  economies.  Under  normal  conditions,  investments  are     Management, LLC
                    maintained  in at least six  countries at all times and no more than 35% of total assets in any single one of them.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Sector funds generally  diversify their  investments  across  particular  economic  sectors or a single  industry.  However,  because those investments  are limited to a  comparatively  narrow  segment of the economy,  the  Portfolios  are generally not as  diversified  as other
Portfolios.  Sector  funds tend to be more  volatile  than other types of funds.  The value of fund shares may go up and down more  rapidly than other funds. Each sector of the economy may also have different  regulatory or other risk factors that can cause greater  fluctuations in the share price.  Each ProFunds VP sector Portfolio will concentrate its investments in a particular  industry or group of industries to approximately  the same extent the applicable Index is so  concentrated.  Please read the prospectus for the Portfolios for further details about the risks of the particular sector of the economy.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Kinetics  Internet:  seeks long-term  growth of capital.  Under normal  circumstances,  the
                    Portfolio  invests at least 65% of its total assets in common stocks,  convertible  securities, warrants and other equity  securities  having the  characteristics  of common  stocks,  such as
                    American Depositary  Receipts and International  Depositary  Receipts,  of domestic and foreign companies  that are engaged in the  Internet and  Internet-related  activities.  The  Portfolio
                    also may make  investments  directly in foreign  companies that are engaged in the Internet and      Kinetics Asset
                    Internet-related  activities and whose equity  securities  trade outside of the U.S.  Portfolio     Management, Inc.
                    securities  will be  selected  by the  Sub-advisor  from  companies  that  are  engaged  in the development of hardware, software and telecommunications  solutions that enable the transaction of business on the Internet by  individuals  and  companies,  as well as  companies  that offer
      SECTOR        products and services  primarily via the Internet.  The Portfolio seeks to invest in the equity securities  of  companies  whose  research and  development  efforts may result in higher stock values.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Natural  Resources:  seeks  long-term  capital growth  primarily  through the common stocks of companies  that own or develop  natural  resources  (such as energy  products, precious  metals,  and forest  products) and other basic  commodities.  The Portfolio  normally
                    invests  primarily (at least 65% of its total assets) in the common stocks of natural  resource      T. Rowe Price
                    companies whose earnings and tangible  assets could benefit from  accelerating  inflation.  The     Associates, Inc.
                    Portfolio looks for companies that have the ability to expand production,  to maintain superior
                    exploration  programs  and  production   facilities,   and  the  potential  to  accumulate  new
                    resources.  At least 50% of Portfolio assets will be invested in U.S. securities,  up to 50% of total assets also may be invested in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Financial  Services:  seeks  capital  appreciation.  The
                    Portfolio  invests  primarily in the equity  securities of companies  involved in the financial services sector.  These companies include,  among others,  banks (regional and  money-centers),
                    insurance  companies  (life,  property  and  casualty,  and  multiline),   and  investment  and   INVESCO Funds Group,
                    miscellaneous   industries   (asset  managers,   brokerage   firms,  and   government-sponsored           Inc.
                    agencies).  The investment  advisor seeks  companies  which it believes can grow their revenues and  earnings  in a variety of  interest  rate  environments  - although  securities  prices of financial services companies generally are interest rate-sensitive.

      SECTOR
     (Cont.)
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds  -  Health  Sciences:  seeks  capital  appreciation.   The
                    Portfolio  invests  primarily in the equity  securities of companies  that develop,  produce or distribute  products or services related to health care. These companies  include,  but are not
                    limited to,  medical  equipment  or  supplies,  pharmaceuticals,  health care  facilities,  and   INVESCO Funds Group,
                    applied research and development of new products or services.  The investment  advisor attempts           Inc.
                    to blend  well-established  healthcare  firms with  faster-growing,  more  dynamic  health care companies, which have new products or are increasing their market share of existing products.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Technology:  seeks capital  appreciation.  The Portfolio invests  primarily  in  the  equity  securities  of  companies  engaged  in  technology-related industries.  These include,  but are not limited to,  communications,  computers,  electronics,
                    Internet, IT services and consulting,  oceanography, office and factory automation, networking,   INVESCO Funds Group,
                    applied  technology,  biotechnology,  robotics  and video.  A core  portion of the  Portfolio's           Inc.
                    holdings are invested in  market-leading  technology  companies  which the  investment  advisor
                    believes  will  maintain  or  improve  their  market  share   regardless  of  overall  economic
                    conditions.  The  remainder  of  the  Portfolio's  holdings  consist  of  faster-growing,  more volatile  technology  companies which the investment advisor believes to be emerging leaders in their fields.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Telecommunications:  seeks  capital  appreciation.  The
                    Portfolio  invests  primarily in the equity  securities  of  companies  that are engaged in the design,  development,  manufacture,  distribution,  or  sale  of  communications  services  and
                    equipment,  and  companies  that are  involved  in  supplying  equipment  or  services  to such   INVESCO Funds Group,
                    companies.  The  telecommunications  sector includes  companies that offer telephone  services,           Inc.
                    wireless   communications,   satellite   communications,   television  and  movie  programming,
                    broadcasting  and Internet access.  Normally,  the Portfolio will invest primarily in companies located in at least three different  countries,  although U.S.  issuers will often dominate the holdings.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Biotechnology:  seeks  daily  investment  results  that  correspond  to the  daily performance  of the Dow Jones  U.S.  Biotechnology  Index  ("Index").  The Index  measures  the performance  of the  biotechnology  sector of the U.S.  equity  market.  The Portfolio  invests
                    primarily in equity  securities of, or in instruments that provide  exposure to,  biotechnology   ProFund Advisors LLC
                    companies engaged in genetic research,  and/or the marketing and development of recombinant DNA products.  Companies  represented in this sector may include companies that may be newly formed and that have relatively small market capitalizations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Energy:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Energy Sector Index  ("Index").  The Index measures the  performance of the
                    energy sector of the U.S. equity market.  The Portfolio  invests primarily in equity securities   ProFund Advisors LLC
                    of, or in instruments  that provide  exposure to, energy  companies  engaged in the business of oil equipment and services, oil-major, oil-secondary and pipelines.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Financial:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Financial Sector Index ("Index").  The Index measures the performance of the financial  economic sector of the U.S. equity market.  The Portfolio  invests  primarily in equity  securities  of,  or  in  instruments  that  provide  exposure  to,  financial  services
                    companies,  including regional banks, major international banks, insurance companies, companies   ProFund Advisors LLC
                    that invest,  directly or indirectly in real estate,  Fannie Mae,  credit card insurers,  check cashing companies,  mortgage lenders,  investment  advisors,  savings and loans, savings banks, thrifts,  building  associations  and  societies,  credit  unions,  securities  broker-dealers, including investment banks and merchant banks, online brokers,  publicly traded stock exchanges and specialty finance companies.

      SECTOR
     (Cont.)
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Healthcare:   seeks  daily  investment   results  that  correspond  to  the  daily
                    performance of the Dow Jones U.S.  Healthcare  Sector Index  ("Index").  The Index measures the performance  of the  healthcare  sector  of the  U.S.  equity  market.  The  Portfolio  invests
                    primarily in equity  securities  of, or in  instruments  that provide  exposure to, health care   ProFund Advisors LLC
                    providers,  biotechnology  companies and  manufacturers of medical  supplies,  advanced medical devices and pharmaceuticals.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Real  Estate:  seeks  daily  investment  results  that  correspond  to  the  daily performance  of the Dow  Jones  U.S.  Real  Estate  Index  ("Index").  The Index  measures  the performance  of the real  estate  industry  sector of the U.S.  equity  market.  The  Portfolio
                    invests  primarily in equity  securities of, or in instruments  that provide exposure to, hotel   ProFund Advisors LLC
                    and resort  companies  and real estate  investment  trusts  (REITs) that invest in  apartments, office and retail properties.  REITs are passive  investment  vehicles that invest primarily in income-producing real estate or real estate related loans or interests.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Technology:  seeks daily investment results that correspond to the daily performance of the Dow Jones U.S.  Technology  Sector Index  ("Index").  The Index measures the performance of the technology  sector of the U.S. equity market.  The Portfolio invests primarily in equity
                    securities  of,  or in  instruments  that  provide  exposure  to,  companies  involved  in  the   ProFund Advisors LLC
                    development and production of technology  products,  including  computer hardware and software, telecommunications  equipment,  microcomputer  components,  integrated  computer  circuits  and office equipment utilizing technology.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  Telecommunications:  seeks daily  investment  results that  correspond to the daily performance  of the Dow  Jones  U.S.  Telecommunications  Sector  Index  ("Index").  The  Index
                    measures the  performance  of the  telecommunications  sector of the U.S.  equity  market.  The
                    Portfolio  invests  primarily in equity  securities of, or in instruments that provide exposure   ProFund Advisors LLC
                    to,   telecommunications   companies   including   fixed  line   communications   and  wireless
                    communications.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Utilities:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Utilities Sector Index ("Index").  The Index measures the performance of
                    the utilities  sector of the U.S.  equity  market.  The Portfolio  invests  primarily in equity   ProFund Advisors LLC
                    securities  of, or in  instruments  that provide  exposure  to,  utility  companies,  including electric utilities, gas utilities and water utilities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The First Trust(R)10 Uncommon Values Portfolio of the First Defined  Portfolio Fund LLC invests in the securities of a relatively few number of issuers.  Since the assets of the  Portfolio  are invested in a limited  number of issuers,  the net asset value of the Portfolio may be more susceptible to a single adverse economic,  political or regulatory occurrence.  The Portfolio may also be subject to additional market risk due to its policy of investing  based on an investment  strategy and generally not buying or selling  securities in response to market fluctuations.  The  Portfolio's  relative lack of diversity and limited  ongoing  management may subject Owners to greater market risk than other portfolios.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    First Trust(R)10 Uncommon  Values:  seeks to provide  above-average  capital  appreciation.  The
                    Portfolio  pursues its objective by investing  primarily in the ten common  stocks  selected by
                    the  Investment  Policy  Committee  of  Lehman  Brothers  Inc.  ("Lehman  Brothers")  with  the   First Trust Advisors
                    assistance  of the Research  Department  of Lehman  Brothers  which,  in their opinion have the           L.P.
     STRATEGY       greatest  potential for capital  appreciation  during the next year. The stocks included in the
                    Portfolio  are adjusted  annually on or about July 1st in  accordance  with the  selections  of
                    Lehman Brothers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The ProFund VP Bear,  Bull Plus,  OTC,  UltraOTC and  UltraSmall-Cap  portfolios are available to all Owners.  It is recommended  that only those Owners who engage a financial  advisor to allocate their funds in strategic or tactical asset allocation  strategies  invest in these portfolios. There can be no assurance that any financial advisor will successfully predict market fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bear:  seeks daily investment  results that correspond to the inverse  (opposite) of the daily  performance  of the S&P 500(R)Index.  The S&P 500(R)Index is  comprised  of  diverse, widely traded,  large capitalization  companies.  If the Portfolio is successful in meeting its
                    objective,  it should  increase in value in direct  proportion  to any decrease in the level of   ProFund Advisors LLC
                    the S&P 500(R)Index.  Conversely,  its value will  decrease in direct  proportion  to any daily increase in the level of the S&P 500(R)Index.

   STRATEGIC OR
     TACTICAL
   ALLOCA-TION
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bull Plus:  seeks daily  investment  results that correspond to one and a half times
                    (150%)  the  daily  performance  of the S&P(R)500  Index.  The S&P 500(R)Index is  comprised  of diverse,  widely  traded,  large  capitalization  companies.  If the Portfolio is successful in
                    meeting its  objective,  it should gain  approximately  one and a half times as much as the S&P   ProFund Advisors LLC
                    500(R)Index  when the  prices of the  securities  in the S&P 500(R)Index rise on a given day and should lose approximately one and a half times as much when such prices decline on a given day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP OTC: seeks daily investment  results that correspond to the daily performance of the
                    NASDAQ  100  Index(TM).  The  NASDAQ 100 Index(TM)is  comprised  primarily  of large  capitalization
                    companies,  most with a technology  or growth  orientation.  If the  Portfolio is successful in   ProFund Advisors LLC
                    meeting its  objective,  it should  increase or decrease in value in direct  proportion  to any increase or decrease in the daily value of the NASDAQ 100 Index(TM).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP UltraOTC:  seeks daily investment  results that correspond to twice (200%) the daily performance of the NASDAQ 100 Index(TM).  The Portfolio  principally  invests in futures contracts on stock  indexes and options on futures  contracts and  financial  instruments  such as equity
                    caps,  collars,  floors and options on  securities  and stock  indexes of large  capitalization   ProFund Advisors LLC
                    companies.   If  the  Portfolio  is  successful  in  meeting  its  objective,  it  should  gain approximately  twice as much as the growth  oriented  NASDAQ 100 Index(TM)when the prices of the securities in that index rise on a given day and should lose  approximately  twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  UltraSmall-Cap  (f/k/a ProFund VP Small Cap): seeks daily  investment  results that correspond  to twice (200%) the daily  performance  of the Russell  2000(R)Index.  The Portfolio principally  invests in futures contracts on stock indexes and options on futures contracts and
                    financial instruments such as equity caps, collars,  floors and options on securities and stock   ProFund Advisors LLC
                    indexes of  diverse,  widely  traded,  small  capitalization  companies.  If the  Portfolio  is successful in meeting its objective,  it should gain approximately  twice as much as the growth oriented  Russell  2000(R)Index when the prices of the  securities in that index rise on a given day and should lose approximately twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

"Standard & Poor's(R),"  "S&P(R)," "S&P 500(R),"  "Standard & Poor's 500," and "500" are trademarks of the  McGraw-Hill  Companies,  Inc. and have been licensed for use by American Skandia Investment Services,  Incorporated.  The Portfolio is not sponsored,  endorsed,  sold or promoted by Standard & Poor's and Standard & Poor's makes no representation regarding the advisability of investing in the Portfolio.

The First Trust(R)10 Uncommon  Values  portfolio is not  sponsored  or created by Lehman  Brothers,  Inc.  ("Lehman  Brothers").  Lehman
Brothers' only  relationship  to First Trust is the licensing of certain  trademarks and trade names of Lehman  Brothers and of the "10
Uncommon  Values" which is determined,  composed and calculated by Lehman Brothers without regard to First Trust or the First Trust(R)10
Uncommon Values portfolio.

Dow Jones has no  relationship  to the ProFunds VP, other than the licensing of the Dow Jones sector  indices and its service marks for use in  connection  with the  ProFunds  VP. The  ProFunds VP are not  sponsored,  endorsed,  sold,  or promoted by Standard & Poor's or
NASDAQ, and neither Standard & Poor's nor NASDAQ makes any representations regarding the advisability of investing in the ProFunds VP.

WHAT ARE THE FIXED INVESTMENT OPTIONS?
We offer fixed investment options of different  durations during the accumulation  period.  These "Fixed Allocations" earn a guaranteed fixed rate of interest  for a specified  period of time,  called the  "Guarantee  Period." In most states,  we offer Fixed  Allocations with  Guarantee  Periods  from 1 to 10 years.  We may also offer  special  purpose  Fixed  Allocations  for use with  certain  optional investment  programs.  We guarantee  the fixed rate for the entire  Guarantee  Period.  However,  if you  withdraw or transfer  Account
Value before the end of the Guarantee  Period,  we will adjust the value of your  withdrawal or transfer  based on a formula,  called a
"Market Value  Adjustment." The Market Value  Adjustment can either be positive or negative,  depending on the rates that are currently being  credited  on Fixed  Allocations.  Please  refer to the  section  entitled  "How does the Market  Value  Adjustment  Work?" for a description  of the  formula  along with  examples  of how it is  calculated.  You may  allocate  Account  Value to more than one Fixed
Allocation at a time.

Fixed Allocations are currently not available in the state of Maryland, Nevada, Oregon, Utah and Washington.

FEES AND CHARGES

WHAT ARE THE CONTRACT FEES AND CHARGES?
(The Contingent Deferred Sales Charge is often referred to as a "Surrender Charge" or "CDSC".)

Contingent  Deferred Sales Charge:  We do not deduct a sales charge from Purchase  Payments you make to your Annuity.  However,  we may deduct a Contingent  Deferred  Sales Charge or CDSC if you  surrender  your  Annuity or when you make a partial  withdrawal.  This CDSC reimburses us for expenses  related to sales and  distribution of the Annuity,  including  commissions,  marketing  materials and other promotional  expenses.  The CDSC is  calculated as a percentage of your Purchase  Payment  being  surrendered  or withdrawn  during the applicable  Annuity Year. For purposes of  calculating  the CDSC, we consider the year following the Issue Date of your Annuity as Year
1.  The amount of the CDSC decreases over time, measured from the Issue Date of the Annuity.  The CDSC percentages are shown below.

                  ------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ----- ------

                  YEARS                1      2     3      4      5     6      7     8      9     10    11+
                  ------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ----- ------
                  ------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ----- ------

                  CHARGE (%)          9.0    9.0   8.5    8.0    7.0   6.0    5.0   4.0    3.0   2.0    0.0
                  ------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ----- ------

The CDSC period is based on the Issue Date of the Annuity,  not on the date each Purchase  Payment is applied to the Annuity.  Purchase
Payments  applied to the  Annuity  after the Issue Date do not have their own CDSC  period.  Under  certain  circumstances,  during the first ten (10) Annuity  Years,  you can withdraw a limited  amount from your Annuity  without  paying a CDSC.  This is referred to as a
"Free  Withdrawal."  Free  Withdrawals  are not treated as a withdrawal of Purchase  Payments for purposes of calculating the CDSC on a subsequent  withdrawal  or  surrender.  The maximum  Free  Withdrawal  amount  during each of Annuity  Years 1 through 10 is 10% of all
Purchase  Payments.  Withdrawals  of amounts  greater than the maximum Free  Withdrawal  amount are treated as a withdrawal of Purchase
Payments and will be assessed a CDSC during  Annuity  Years 1 through 10. If,  during  Annuity  Years 1 through 10, all of the Purchase
Payments  withdrawn are subject to a CDSC, then any subsequent  withdrawals  will be withdrawn from any gain in the Annuity,  including any Credits  applied to Purchase  Payments.  After ten (10) complete  Annuity  Years,  you can surrender your Annuity or make a partial withdrawal without a CDSC being deducted from the amount being withdrawn.

We may waive the CDSC under certain  medically-related  circumstances or when taking a Minimum  Distribution  from an Annuity purchased as a "qualified"  investment.  Free Withdrawals,  Medically-Related  Waivers and Minimum Distributions are each explained more fully in the section entitled "Access to Your Account Value".

Annual  Maintenance Fee: During the accumulation  period we deduct an Annual  Maintenance Fee. The Annual  Maintenance Fee is $35.00 or
2% of your Account Value invested in the variable  investment  options,  whichever is less.  This fee will be deducted  annually on the anniversary  of the Issue Date of your Annuity or, if you surrender  your Annuity  during the Annuity Year,  the fee is deducted at the time of surrender.  We may increase the Annual  Maintenance  Fee.  However,  any increase will only apply to Annuities issued after the date of the increase.

Optional  Benefits:  If you elect to purchase either  optional Death Benefit,  we will deduct the annual charge from your Account Value on the  anniversary  of your  Annuity's  Issue Date or, under certain  circumstances  on a date other than the  anniversary  date.  The charge is deducted  in addition to the  Insurance  Charge due to the  increased  insurance  risk  associated  with the  optional  Death
Benefits.  Under certain  circumstances,  we may deduct a pro-rata portion of the annual charge for the optional Death Benefit.  Please refer to the section  entitled  "Death  Benefit" for a  description  of the charge for each  Optional  Death  Benefit.  If you elect to purchase the Guaranteed  Return Option,  we will deduct the annual charge from your Account Value on the  anniversary of your Annuity's
Issue Date.  Under certain  circumstances,  we may deduct a pro-rata  portion of the annual charge for the  Guaranteed  Return  Option.
Please refer to the section entitled  "Managing Your Account Value - Do you offer programs  designed to guarantee a "return of premium"
at a future date?" for a description of the charge for the Guaranteed Return Option.

Transfer Fee:  Currently,  you may make twenty (20) free transfers between  investment options each Annuity Year. We will charge $10.00 for each  transfer  after the  twentieth in each Annuity Year.  We do not consider  transfers  made as part of a dollar cost  averaging program when we count the twenty free  transfers.  Transfers  made as part of a  rebalancing,  market timing or third party  investment advisory  service will be subject to the  twenty-transfer  limit.  However,  all transfers  made on the same day will be treated as one
(1)  transfer.  Renewals or transfers of Account Value from a Fixed  Allocation  at the end of its Guarantee  Period are not subject to the  Transfer Fee and are not counted  toward the twenty free  transfers.  We may reduce the number of free  transfers  allowable  each
Annuity Year (subject to a minimum of eight) without  charging a Transfer Fee unless you make use of electronic  means to transmit your transfer  requests.  We may eliminate the Transfer Fee for transfer  requests  transmitted  electronically  or through other means that reduce our processing costs.

Tax  Charges:  Several  states  and some  municipalities  charge  premium  taxes or  similar  taxes.  The  amount of tax will vary from jurisdiction  to  jurisdiction  and is subject to change.  The tax charge  currently  ranges up to 3 1/2%.  We  generally  will deduct the amount of tax payable at the time the tax is  imposed,  but may also decide to deduct tax  charges  from each  Purchase  Payment at the time of a  withdrawal  or  surrender  of your Annuity or at the time you elect to begin  receiving  annuity  payments.  We may assess a charge against the Sub-accounts and the Fixed Allocations equal to any taxes which may be imposed upon the separate accounts.

WHAT CHARGES APPLY SOLELY TO THE SUB-ACCOUNTS?

Insurance Charge:  We deduct an Insurance Charge daily against the average assets allocated to the  Sub-accounts.  The Insurance Charge is the  combination of the Mortality & Expense Risk Charge (0.50%) and the  Administration  Charge  (0.15%).  The total charge is equal to 0.65% on an annual basis.  The  Insurance  Charge is intended to compensate  American  Skandia for providing the insurance  benefits under the Annuity,  including the Annuity's basic death benefit that provides  guaranteed  benefits to your  beneficiaries  even if the market  declines and the risk that  persons we guarantee  annuity  payments to will live longer than our  assumptions.  The charge also covers  administrative  costs  associated  with providing the Annuity  benefits,  including  preparation of the contract,  confirmation statements,  annual account  statements and annual reports,  legal and accounting fees as well as various  related  expenses.  Finally, the charge covers the risk that our  assumptions  about the mortality  risks and expenses  under this Annuity are incorrect and that we have agreed not to increase  these  charges over time  despite our actual  costs.  We may  increase the portion of the total  Insurance
Charge that is deducted as an Administrative  Charge.  However,  any increase will only apply to Annuities issued after the date of the increase.

American  Skandia may make a profit on the  Insurance  Charge if, over time,  the actual cost of  providing  the  guaranteed  insurance obligations  under the  Annuity  are less than the amount we deduct  for the  Insurance  Charge.  To the extent we make a profit on the
Insurance Charge,  such profit may be used for any other corporate  purpose,  including payment of other expenses that American Skandia incurs in issuing and  administering  the Annuity  and to offset a portion of the costs  associated  with  offering  Credits  which are funded through American  Skandia's  general  account.  The Insurance  Charge is deducted  against your Annuity's  Account Value,  which includes the amount of any Credits we apply to your  Purchase  Payments and any  increases or decreases in your Account  Value based on market  fluctuations of the  Sub-accounts.  Any profit that American  Skandia may make on the Insurance  Charge may include a profit on the portion of the Account Value that  represents  Credits applied to the Annuity,  as well as profits based on market  appreciation of the Sub-account values.

The  Insurance  Charge  is not  deducted  against  assets  allocated  to a Fixed  Allocation.  However,  the  amount we credit to Fixed
Allocations may also reflect similar assumptions about the insurance guarantees provided to Contract Owners under the Annuity.

Distribution  Charge:  We  deduct  a  Distribution  Charge  daily  against  the  average  assets  allocated  to the  Sub-accounts.  The
Distribution  Charge  is equal to 1.00% on an  annual  basis in  Annuity  Years 1 through  10.  After the end of the first ten  Annuity
Years,  the 1.00% charge for  distribution  will no longer be assessed.  The  Distribution  Charge is intended to  compensate  us for a portion of our acquisition  expenses under the Annuity,  including  promotion and distribution of the Annuity and costs associated with offering  Credits which are funded through  American  Skandia's  general  account.  The  Distribution  Charge is deducted  against your
Annuity's  Account Value,  which  includes the amount of any Credits we apply to your Purchase  Payments and any increases or decreases in your Account Value based on market  fluctuations  of the  Sub-accounts.  A portion of the proceeds that  American  Skandia  receives from the  Distribution  Charge may include amounts based on the Account Value that represents  Credits applied to the Annuity,  as well as amounts based on market appreciation of the Sub-account values.

At the end of the 10th Annuity year, we will process a  transaction  where the number of units  attributed to your Annuity is decreased and the unit value of each unit of the  Sub-accounts  in which the Owner was invested is  increased.  The  adjustment  in the number of units and unit values will not affect the Owner's  Account Value.  Beginning on that date,  your Account Value will fluctuate  based on the change in the value of the units that only reflect the Insurance Charge.

WHAT CHARGES ARE ASSESSED BY THE PORTFOLIOS?
We do not assess any charges  directly  against the  Portfolios.  However,  each  Portfolio  charges a total annual fee comprised of an investment  management fee,  operating  expenses and any distribution and service (12b-1) fees that may apply.  These fees are deducted daily by each  Portfolio  before it provides  American  Skandia  with the net asset value as of the close of  business  each day.  More detailed  information  about fees and charges can be found in the  prospectuses  for the  Portfolios.  Please  also see  "Service  Fees
Payable by Underlying Funds".

WHAT CHARGES APPLY TO THE FIXED ALLOCATIONS?
No specific fee or expenses are deducted  when  determining  the rate we credit to a Fixed  Allocation.  However,  for some of the same reasons that we deduct the Insurance  Charge  against  Account Value  allocated to the  Sub-accounts,  we also take into  consideration mortality,  expense,  administration,  profit and other factors in determining the interest rates we credit to Fixed  Allocations.  Any
CDSC or Tax Charge  applies to amounts that are taken from the variable  investment  options or the Fixed  Allocations.  A Market Value
Adjustment may also apply to transfers, certain withdrawals, surrender or annuitization from a Fixed Allocation.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYOUT?
In certain  states a tax is due if and when you exercise  your right to receive  periodic  annuity  payments.  The amount  payable will depend on the applicable  jurisdiction and on the annuity payment option you select.  If you select a fixed payment option,  the amount of each fixed  payment  will depend on the Account  Value of your Annuity when you elected to  annuitize.  There is no specific  charge deducted from these payments;  however,  the amount of each annuity payment reflects  assumptions about our insurance expenses.  If you select a  variable  payment  option  that we may offer,  then the amount of your  benefits  will  reflect  changes in the value of your
Annuity and will continue to be subject to an insurance charge.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or  eliminate  certain  fees and  charges  or alter the manner in which the  particular  fee or charge is  deducted.  For example,  we may  reduce  the  amount of the CDSC or the  length of time it  applies,  reduce or  eliminate  the  amount of the  Annual
Maintenance  Fee or reduce the portion of the Insurance  Charge for  administrative  costs.  Generally,  these types of changes will be based on a reduction to our sales,  maintenance or administrative  expenses due to the nature of the individual or group purchasing the
Annuity.  Some of the  factors we might  consider  in making  such a decision  are:  (a) the size and type of group;  (b) the number of
Annuities  purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional  Purchase Payments;  and/or (d) other transactions where sales,  maintenance or administrative  expenses are likely to be reduced. We will not discriminate  unfairly between
Annuity purchasers if and when we reduce the portion of the Insurance Charge attributed to the charge covering administrative costs.

PURCHASING YOUR ANNUITY

WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?

Initial Purchase Payment:  You must make a minimum initial Purchase Payment of $10,000.  However,  if you decide to make payments under a systematic  investment or "bank drafting"  program,  we will accept a lower initial Purchase Payment provided that,  within the first
Annuity Year, you make at least $10,000 in total Purchase Payments.

Where  allowed by law,  initial  Purchase  Payments in excess of  $1,000,000  require our approval  prior to  acceptance.  We may apply certain limitations and/or  restrictions on the Annuity as a condition of our acceptance,  including limiting the liquidity features or the Death Benefit protection provided under the Annuity,  limiting the right to make additional Purchase Payments,  changing the number of transfers  allowable under the Annuity or restricting the Sub-accounts  that are available to the Contract owner.  Other limitations and/or restrictions may apply.

Except as noted below,  Purchase  Payments  must be  submitted  by check drawn on a U.S.  bank,  in U.S.  dollars,  and made payable to
American  Skandia.  Purchase  Payments  may  also  be  submitted  via  1035  exchange  or  direct  transfer  of  funds.  Under  certain circumstances,  Purchase  Payments may be  transmitted  to American  Skandia via wiring funds  through your  investment  professional's broker-dealer  firm.  Our acceptance of a check is subject to our ability to collect funds.  Additional  Purchase  Payments may also be
                                                                                             ----------
applied to your Annuity under an  arrangement  called "bank  drafting"  where you authorize us to deduct money  directly from your bank account.  We may reject any payment if it is received in an unacceptable form.

Age Restrictions:  The Owner must be age 75 or under as of the Issue Date of the Annuity.  If the Annuity is owned jointly,  the oldest of the Owners must be age 75 or under on the Issue Date. If the Annuity is owned by an entity,  the  Annuitant  must be age 75 or under as of the Issue  Date.  You  should  consider  your need to access the value in your  contract  and  whether  the  Annuity's  liquidity features  will  satisfy  that need.  If you take a  distribution  prior to age 591/2, you may be subject to a 10% penalty in addition to ordinary income taxes on any gain. The  availability of certain  optional  benefits may vary based on the age of the Owner on the Issue
Date of the Annuity.

Special Considerations for Purchasers of Bonus or Credit Products
X        This Annuity  features an annual  Insurance  Charge of 0.65% and an annual  Distribution  Charge of 1.00%.  We only deduct the
     Distribution  Charge during the first 10 years following the effective date of your Annuity.  During the first 10 years, the total asset-based  charges on this Annuity are higher than many of our other  annuities,  including  other annuities we offer that apply credits to purchase  payments.  After the 10th year, we only deduct the Insurance Charge,  making the Annuity  substantially  less expensive than most of our other annuities.
X        Unlike many other annuities,  the contingent  deferred sales charge (CDSC) that may apply to a withdrawal or surrender of your
     Annuity is based on the number of years since the effective  date of your  Annuity.  We do not assess a separate CDSC based on the date that each  purchase  payment is applied.  The CDSC on this Annuity is higher and is deducted  for a longer  period of time as compared to our other  annuities.  As with any investment  product that features a CDSC,  you should  consider your need to access your account value during the CDSC period and whether the liquidity  provision  under the Annuity will satisfy that need. The CDSC is only deducted if you make a withdrawal  that exceeds the free  withdrawal  amount or choose to surrender  your Annuity.  If you make a withdrawal or surrender your Annuity which is subject to a CDSC, we do not take back the XTra CreditSM amount.
X        The XTra  CreditSM  amount is included in your  account  value.  However,  American  Skandia may take back the  original  XTra
     CreditSM  amount  applied to your  purchase  payment if you die, or elect to withdraw all or a portion of your account value under the medically-related  surrender provision,  within 12 months of having received an XTra CreditSM amount. In either situation, the value of the XTra CreditSM amount could be substantially  reduced.  However,  any investment gain on the XTra CreditSM amount will not be taken back.  Additional  conditions and  restrictions  apply.  We do not deduct a CDSC in any situation  where we take back the XTra CreditSM amount.
X        We offer other  annuities  where we apply an XTra  CreditSM to your  annuity  with each  purchase  payment you make.  The XTra
     CreditSM  amount we apply to purchase  payments on those annuities is generally less than on this Annuity.  The total  asset-based charges on those  annuities are lower during the first 10 years but are higher than this Annuity after the 10th year.  The CDSC is also  lower and is  deducted  for a shorter  period of time than on this  Annuity;  however  the CDSC on those  annuities  applies separately to each purchase payment.

Owner, Annuitant and Beneficiary Designations: On your Application, we will ask you to name the Owner(s), Annuitant and one or more
Beneficiaries for your Annuity.

|X|      Owner:  The  Owner(s)  holds all  rights  under the  Annuity.  You may name  more than one Owner in which  case all  ownership
         -----
       rights are held jointly.  However,  this Annuity does not provide a right of survivorship.  Refer to the Glossary of Terms for a complete description of the term "Owner."
|X|      Annuitant:  The  Annuitant  is the person we agree to make  annuity  payments  to and upon whose life we continue to make such
         ---------
       payments.  You must name an Annuitant who is a natural  person.  We do not accept a designation of joint  Annuitants  during the accumulation  period. Where allowed by law, you may name one or more Contingent  Annuitants.  A Contingent Annuitant will become the Annuitant if the Annuitant dies before the Annuity Date.  Please refer to the discussion of  "Considerations  for Contingent
       Annuitants" in the Tax Considerations section of the Prospectus.
|X|      Beneficiary:  The  Beneficiary  is the person(s) or entity you name to receive the death  benefit.  If no beneficiary is named
         -----------
       the death benefit will be paid to you or your estate.

Your right to make certain  designations  may be limited if your Annuity is to be used as an IRA or other  "qualified"  investment that is given  beneficial  tax  treatment  under  the Code.  You  should  seek  competent  tax  advice on the  income,  estate  and gift tax implications of your designations.

MANAGING YOUR ANNUITY

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
You may change the Owner,  Annuitant  and  Beneficiary  designations  by sending us a request in writing.  Where  allowed by law,  such changes will be subject to our acceptance.  Some of the changes we will not accept include, but are not limited to:
|X|      a new Owner  subsequent to the death of the Owner or the first of any joint Owners to die,  except where a  spouse-Beneficiary has become the Owner as a result of an Owner's death;
|X|      a new Annuitant subsequent to the Annuity Date;
|X|      for "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
|X|      a change in Beneficiary if the Owner had previously made the designation irrevocable.

Spousal Owners/Spousal Beneficiaries
If an Annuity is co-owned by spouses,  we will assume that the sole primary  Beneficiary  is the  surviving  spouse unless you elect an alternative  Beneficiary  designation.  Unless  you elect an  alternative  Beneficiary  designation,  upon the death of either  spousal
Owner,  the  surviving  spouse may elect to assume  ownership of the Annuity  instead of taking the Death  Benefit  payment.  The Death
Benefit  that  would  have been  payable  will be the new  Account  Value of the  Annuity  as of the date of due proof of death and any required proof of a spousal  relationship.  As of the date the assumption is effective,  the surviving  spouse will have all the rights and benefits that would be available  under the Annuity to a new purchaser of the same  attained age. For purposes of  determining  any future Death Benefit for the surviving  spouse,  the new Account Value will be  considered  as the initial  Purchase  Payment.  No CDSC will apply to the new Account Value.  However,  any  additional  Purchase  Payments  applied after the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC based on original Issue Date.

Spousal Contingent Annuitant
If the Annuity is owned by an entity and the  surviving  spouse is named as a Contingent  Annuitant,  upon the death of the  Annuitant, the surviving  spouse will become the  Annuitant.  No Death Benefit is payable upon the death of the  Annuitant.  However,  the Account
Value of the Annuity as of the date of due proof of death of the Annuitant  (and any required proof of the spousal  relationship)  will reflect the amount that would have been payable had a Death Benefit been paid.

MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?
(The right to return the Annuity is often referred to as the "free-look" right or "right to cancel.")

If after  purchasing  your  Annuity  you change  your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel period.  Depending on the state in which you purchased  your Annuity and, in some states,  if you purchased the Annuity as a  replacement  for a prior  contract,  the right to cancel period may be ten (10) days,  twenty-one  (21)
days or longer,  measured from the time that you received your Annuity.  If you return your Annuity  during the applicable  period,  we will refund your current  Account Value plus any tax charge  deducted.  This amount may be higher or lower than your original  Purchase
Payment.  Where required by law, we will return your current Account Value or the amount of your initial  Purchase  Payment,  whichever is greater.  The same rules may apply to an Annuity  that is  purchased  as an IRA. In any  situation  where we are  required to return the greater of your Purchase  Payment or Account Value, we may allocate your Account Value to the AST Money Market  Sub-account  during the right to cancel period and for a reasonable  additional  amount of time to allow for delivery of your  Annuity.  If you return your
Annuity, we will not return any Credits we applied to your Annuity based on your Purchase Payments.
                                                                           -

MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
The minimum amount that we accept as an additional  Purchase  Payment is $100 unless you participate in American  Skandia's  Systematic
Investment Plan or a periodic  purchase payment program.  We will allocate any additional  Purchase Payments you make according to your most recent allocation  instructions,  unless you request new allocations when you submit a new Purchase Payment.  Additional  Purchase
Payments may be paid at any time before the Annuity Date.

MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
You can make  additional  Purchase  Payments to your  Annuity by  authorizing  us to deduct money  directly  from your bank account and
              ----------
applying it to your  Annuity.  This type of program is often  called  "bank  drafting".  We call our bank  drafting  program  "American
Skandia's  Systematic  Investment Plan." Purchase Payments made through bank drafting may only be allocated to the variable  investment options  when  applied.  Bank  drafting  allows you to invest in an  Annuity  with a lower  initial  Purchase  Payment,  as long as you authorize  payments  that will  equal at least  $10,000  during the first 12 months of your  Annuity.  We may  suspend  or cancel  bank drafting privileges if sufficient funds are not available from the applicable  financial  institution on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
These types of programs are only available with certain types of qualified  investments.  If your employer sponsors such a program,  we may agree to accept  periodic  Purchase  Payments  through  a salary  reduction  program  as long as the  allocations  are made only to variable investment options and the periodic Purchase Payments received in the first year total at least $10,000.

MANAGING YOUR ACCOUNT VALUE

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

Initial  Purchase  Payment:  Once we accept your  application,  we invest your net Purchase  Payment in the  Annuity.  The net Purchase
Payment is your initial  Purchase  Payment  minus any tax charges  that may apply.  On your  application  we ask you to provide us with instructions  for allocating your Account Value.  You can allocate  Account Value to one or more variable  investment  options or Fixed
Allocations.

In those states where we are required to return your Purchase  Payment if you exercise  your right to return the Annuity,  we initially allocate all amounts that you choose to allocate to the variable  investment  options to the AST Money Market  Sub-account.  At the end of the right to cancel  period we will  reallocate  your Account Value  according to your most recent  allocation  instructions.  Where permitted by law, we will allocate your Purchase Payments according to your initial  instructions,  without  temporarily  allocating to the AST Money Market  Sub-account.  To do this,  we will ask that you execute our form called a "return  waiver" that  authorizes us to allocate your Purchase  Payment to your chosen  Sub-accounts  immediately.  If you submit the "return waiver" and then decide to return your Annuity during the right to cancel period,  you will receive your current  Account Value,  minus the amount of any Credits,  which may be more or less than your initial Purchase Payment (see "May I Return the Annuity if I Change my Mind?").

Subsequent  Purchase  Payments:  We will  allocate  any  additional  Purchase  Payments you make  according to your current  allocation instructions.  If any rebalancing or asset allocation  programs are in effect,  the allocation  should conform with such a program.  We assume  that your  current  allocation  instructions  are  valid  for  subsequent  Purchase  Payments  until you make a change to those allocations or request new allocations when you submit a new Purchase Payment.

HOW DO I RECEIVE CREDITS?

We apply a "Credit" to your  Annuity's  Account  Value each time you make a Purchase  Payment  during the first six (6) Annuity  Years.
The amount of the Credit is payable  from our  general  account.  The  amount of the Credit  depends on the  Annuity  Year in which the
Purchase Payment(s) is made, according to the table below:

                                       ------------------------ ----------------------
                                            Annuity Year               Credit
                                       ------------------------ ----------------------
                                       ------------------------ ----------------------
                                                  1                     6.00%
                                                  2                     5.00%
                                                  3                     4.00%
                                                  4                     3.00%
                                                  5                     2.00%
                                                  6                     1.00%
                                                 7+                     0.00%
                                       ------------------------ ----------------------

Credits Applied to Purchase Payments for Designated Class of Annuity Owner
Where  allowed by state law,  on  Annuities  owned by a member of the class  defined  below,  the table of Credits we apply to Purchase
Payments is deleted.  The Credit  applied to all Purchase  Payments on such  Annuities  will be as follows based on the Annuity Year in which the Purchase  Payment was made:  Year 1 - 9.0%; Year 2 - 9.0%; Year 3 - 8.5%; Year 4 - 8.0%; Year 5 - 7.0%; Year 6 - 6.0%; Year 7
- 5.0%; Year 8 - 4.0%; Year 9 - 3.0%; Year 10 - 2%; Year 11+ - 0.0%.

The designated class of Annuity Owners  includes:  (a) any parent company,  affiliate or subsidiary of ours; (b) an officer,  director, employee,  retiree, sales representative,  or in the case of an affiliated  broker-dealer,  registered  representative of such company;
(c) a director,  officer or trustee of any  underlying  mutual fund;  (d) a director,  officer or employee of any  investment  manager, sub-advisor,  transfer agent, custodian,  auditing,  legal or administrative services provider that is providing investment management, advisory,  transfer  agency,  custodianship,  auditing,  legal  and/or  administrative  services  to an  underlying  mutual fund or any affiliate of such firm; (e) a director,  officer,  employee or registered  representative  of a broker-dealer  or insurance agency that has a then current selling agreement with us and/or with American Skandia Marketing,  Incorporated;  (f) a director,  officer, employee or authorized  representative  of any firm  providing us or our  affiliates  with regular  legal,  actuarial,  auditing,  underwriting, claims,  administrative,  computer support,  marketing,  office or other services; (g) the then current spouse of any such person noted
in (b) through (f),  above;  (h) the parents of any such person  noted in (b) through (g),  above;  (i) the  child(ren)  or other legal dependent  under the age of 21 of any such person  noted in (b) through  (h);  and (j) the  siblings of any such  persons  noted in (b)
through (h) above.

All other terms and conditions of the Annuity apply to Owners in the designated class.

You must  notify  us at the time you  apply for an  Annuity  if you are a member  of the  designated  class.  American  Skandia  is not responsible  for  monitoring  whether  you  qualify as a member of the  designated  class.  Failure to inform us that you  qualify as a member of the designated class may result in your Annuity receiving fewer Credits than would otherwise be applied to your Annuity.

HOW ARE CREDITS APPLIED TO MY ACCOUNT VALUE?
Each Credit is allocated to your Account  Value at the time the Purchase  Payment is applied to your Account  Value.  The amount of the
Credit is allocated to the investment options in the same ratio as the applicable Purchase Payment is applied.

Examples of Applying Credits

Initial Purchase Payment
Assume you make an initial  Purchase  Payment of $10,000.  We would  apply a 6.0% Credit to your  Purchase  Payment  and  allocate  the amount of the Credit ($600 = $10,000 X .06) to your Account Value in the proportion that your Account Value is allocated.

Additional Purchase Payment in Annuity Year 2
Assume that you make an  additional  Purchase  Payment of $5,000.  We would apply a 5.0% Credit to your  Purchase  Payment and allocate the amount of the Credit ($250 = $5,000 X .05) to your Account Value.

Additional Purchase Payment in Annuity Year 6
Assume that you make an additional  Purchase  Payment of $15,000.  We would apply a 1.0% Credit to your  Purchase  Payment and allocate the amount of the Credit ($150 = $15,000 X .01) to your Account Value.

=======================================================================================================================================
The amount of any Credits applied to your Account Value can be recovered by American Skandia under certain circumstances:

|X|      any Credits  applied to your Account  Value on Purchase  Payments  made within the 12 months  before the date of death will be recovered.

|X|      the amount available under the  medically-related  surrender portion of the Annuity will not include the amount of any Credits payable on Purchase  Payments  made within 12 months of the date the  Annuitant  first became  eligible for the  medically-related surrender.

|X|      if you elect to "free-look" your Annuity, the amount returned to you will not include the amount of any Credits.

=======================================================================================================================================
The value of the XTra CreditSM amount will be  substantially  reduced if American Skandia recovers the XTra CreditSM amount under these circumstances.  However,  any  investment  gain on the XTra  CreditSM  amount  will not be taken  back.  We do not deduct a CDSC in any situation  where we recover  the XTra  CreditSM  amount.  During  the first 10 Annuity  Years,  the total  asset-based  charges on this
Annuity  (including the Insurance  Charge and the  Distribution  Charge) are higher than many of our other  annuities,  including other annuities we offer that apply credits to purchase  payments.  After the 10th year,  only the Insurance  Charge is deducted,  making the
Annuity substantially less expensive than most of our other annuities.

Examples of Recovering Credits
The  following  are  hypothetical  examples of how Credits could be recovered by American  Skandia.  These  examples do not cover every potential situation.

Recovery from payment of Death Benefits
1.       Assume you purchase your Annuity with an initial  Purchase Payment of $50,000.  You make an additional  Purchase of $10,000 in the 6th month after the Issue Date.  Both of the Purchase  Payments  received a 6.0% Credit,  for a total of $3,600.  If the Death
     Benefit  becomes  payable in the 9th month after the Issue Date,  the amount of the Death  Benefit  would be reduced by the entire amount of the prior Credits ($3,600).
2.       Assume you purchase your Annuity with an initial  Purchase Payment of $50,000.  You make an additional  Purchase of $10,000 in the 6th month  after the Issue  Date.  Both of the  Purchase  Payments  received a 6.0%  Credit,  for a total of $3,600.  If death occurs in the 16th month after the Issue Date,  the amount of the Death  Benefit  would be reduced but only in the amount of those
     Credits applied within the previous  12-months.  Since the initial Purchase  Payment (and the Credits that were applied)  occurred more than 12-months  before the date of death,  the Death Benefit would not be reduced by the amount of the Credits applied to the initial  Purchase  Payment.  However,  the $10,000  additional  Purchase  Payment was made within  12-months of the date of death.
     Therefore,  the amount of the Death  Benefit  would be reduced by the amount of the  Credits  payable on the  additional  Purchase
     Payment ($600).
3.       NOTE: If the Death Benefit would  otherwise have been equal to the Purchase  Payments minus any  proportional  withdrawals due to poor  investment  performance,  we will not  reduce the  amount of the Death  Benefit by the amount of the  Credits as shown in
     Example 2 above.

Recovery from Medically-Related Surrenders
1.       Assume you purchase  your  Annuity  with an initial  Purchase  Payment of $50,000.  You receive a Credit of $3,000  ($50,000 X
     .06).  The Annuitant is diagnosed as  terminally  ill in the 6th month after the Issue Date and we grant your request to surrender your Annuity under the  medically-related  surrender provision.  Assuming the Credits were applied within 12-months of the date of diagnosis of the terminal  illness,  the amount that would be payable under the  medically-related  surrender  provision  would be reduced by the entire amount of the Credits ($3,000).
2.       Assume you purchase your Annuity with an initial  Purchase Payment of $50,000.  You make an additional  Purchase of $10,000 in the 6th month after the Issue Date. Both of the Purchase  Payments  received a 6.0% Credit,  for a total of $3,600.  The Annuitant is diagnosed as  terminally  ill in the 16th month after the Issue Date and we grant your request to surrender  your Annuity under the  medically-related  surrender provision.  Since the initial Purchase Payment (and the Credits that were applied) occurred more than 12-months before the diagnosis, the amount that would be payable upon the medically-related  surrender provision would not be reduced by the amount of the Credits applied to the initial Purchase Payment.  However,  the $10,000  additional  Purchase Payment was made within 12-months of the date of diagnosis.  Therefore,  the amount of the Death Benefit would be reduced by the amount of the Credits payable on the additional Purchase Payment ($600).

General Information about Credits
|X|      We do not consider Credits to be "investment in the contract" for income tax purposes.
|X|      You may not withdraw  the amount of any Credits  under the Free  Withdrawal  provision.  The Free  Withdrawal  provision  only applies to withdrawals of Purchase Payments.

ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?
During the accumulation  period you may transfer  Account Value between  investment  options.  Transfers are not subject to taxation on any gain.  We currently  limit the number of  Sub-accounts  you can invest in at any one time to twenty (20).  However,  you can invest in an unlimited  number of Fixed  Allocations.  We may require a minimum of $500 in each  Sub-account you allocate  Account Value to at the time of any  allocation or transfer.  If you request a transfer and, as a result of the transfer,  there would be less than $500 in the Sub-account,  we may transfer the remaining Account Value in the Sub-account pro rata to the other investment  options to which you transferred.

We  may  impose  specific  restrictions  on  financial  transactions  for  certain  Portfolios  based  on  the  Portfolio's  investment restrictions.  Currently,  any purchase,  redemption or transfer involving the ProFunds VP Sub-accounts must be received by us no later than one hour  prior to any  announced  closing  of the  applicable  securities  exchange  (generally,  3:00 p.m.  Eastern  time) to be processed on the current  Valuation Day. The "cut-off" time for such financial  transactions  involving a ProFunds VP Sub-account  will be extended to1/2hour prior to any announced  closing  (generally,  3:30 p.m. Eastern time) for transactions  submitted  electronically through American Skandia's Internet website (www.americanskandia.com).

Currently,  we charge $10.00 for each transfer  after the twentieth  (20th) in each Annuity Year,  including  transfers made as part of any  rebalancing,  market timing,  asset  allocation or similar program which you have  authorized.  Transfers made as part of a dollar cost  averaging  program do not count  toward the twenty free  transfer  limit.  Renewals or  transfers  of Account  Value from a Fixed
Allocation  at the end of its  Guarantee  Period are not subject to the  transfer  charge.  We may reduce the number of free  transfers allowable  each Annuity Year (subject to a minimum of eight)  without  charging a Transfer Fee unless you make use of electronic  means to transmit your transfer  requests.  We may eliminate the Transfer Fee for transfer  requests  transmitted  electronically  or through other means that reduce our processing costs.

We reserve the right to limit the number of transfers  in any Annuity  Year for all  existing or new Owners.  We also reserve the right to limit the number of  transfers  in any Annuity  Year or to refuse any  transfer  request  for an Owner or certain  Owners if: (a) we believe that  excessive  trading or a specific  transfer  request or group of transfer  requests may have a detrimental  effect on Unit
Values or the share prices of the  Portfolios;  or (b) we are informed by one or more of the Portfolios that the purchase or redemption of  shares  must be  restricted  because  of  excessive  trading  or a  specific  transfer  or group of  transfers  is deemed to have a detrimental  effect on the share prices of affected  Portfolios.  Without  limiting the above, the most likely scenario where either of the above could occur would be if the  aggregate  amount of a trade or trades  represented a relatively  large  proportion of the total assets of a  particular  Portfolio.  Under such a  circumstance,  we will process  transfers  according to our rules then in effect and provide notice if the transfer request was denied.  If a transfer request is denied, a new transfer request may be required.

DO YOU OFFER DOLLAR COST AVERAGING?
Yes. We offer Dollar Cost Averaging during the accumulation  period.  Dollar Cost Averaging  allows you to  systematically  transfer an amount  each month from one  investment  option to one or more other  investment  options.  You can choose to transfer  earnings  only, principal plus earnings or a flat dollar amount.  Dollar Cost Averaging  allows you to invest  regularly each month,  regardless of the current unit value (or price) of the  Sub-account(s)  you invest in. This  enables you to purchase  more units when the market price is low and fewer units when the market price is high.  This may result in a lower  average cost of units over time.  However,  there is no guarantee  that  Dollar Cost  Averaging  will result in a profit or protect  against a loss in a declining  market.  We do not deduct a charge for participating in a Dollar Cost Averaging program.

You must have a minimum Account Value of at least $10,000 to enroll in a Dollar Cost Averaging program.

You can Dollar Cost Average from variable  investment  options or Fixed  Allocations.  Dollar Cost Averaging from Fixed  Allocations is subject to a number of rules that include, but are not limited to the following:
|X|      You may only use Fixed Allocations with Guarantee Periods of 1, 2 or 3 years.
|X|      You may only Dollar Cost Average  earnings or principal plus earnings.  If transferring  principal plus earnings,  the program must be designed to last the entire Guarantee Period for the Fixed Allocation.
|X|      Dollar Cost Averaging transfers from Fixed Allocations are not subject to a Market Value Adjustment.

NOTE:  When a Dollar  Cost  Averaging  program is  established  from a Fixed  Allocation,  the fixed rate of interest we credit to your
Account  Value is applied to a  declining  balance due to the  transfers  of Account  Value to the  Sub-accounts  during the  Guarantee
Period.  This will reduce the effective rate of return on the Fixed Allocation over the Guarantee Period.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
Yes.  During the  accumulation  period,  we offer  automatic  rebalancing  among the variable  investment  options you choose.  You can choose  to have your  Account  Value  rebalanced  quarterly,  semi-annually,  or  annually.  On the  appropriate  date,  your  variable investment  options are rebalanced to the allocation  percentages you request.  For example,  over time the performance of the variable investment  options  will  differ,  causing  your  percentage  allocations  to shift.  With  automatic  rebalancing,  we  transfer  the appropriate  amount  from the  "overweighted"  Sub-accounts  to the  "underweighted"  Sub-accounts  to return your  allocations  to the percentages  you  request.  If you request a transfer  from or into any  variable  investment  option  participating  in the  automatic rebalancing  program,  we will assume that you wish to change your rebalancing  percentages as well, and will automatically  adjust the rebalancing percentages in accordance with the transfer unless we receive alternate instructions from you.

You must have a minimum Account Value of at least $10,000 to enroll in automatic  rebalancing.  All  rebalancing  transfers made on the same day as part of an automatic  rebalancing  program are  considered as one transfer when counting the number of transfers  each year toward the maximum number of free transfers.  We do not deduct a charge for participating in an automatic rebalancing program.

DO YOU OFFER PROGRAMS DESIGNED TO GUARANTEE A "RETURN OF PREMIUM" AT A FUTURE DATE?
Yes. We offer two  different  programs for  investors  who wish to invest in the variable  investment  options but also wish to protect their  principal,  at least as of a specific  date in the  future.  You may not want to use either of these  programs  if you expect to begin taking annuity payments before the program would be completed.

Balanced Investment Program
We offer a balanced  investment  program  where a portion of your Account  Value is allocated to a Fixed  Allocation  and the remaining
Account Value is allocated to the variable  investment  options that you select.  When you enroll in the Balanced  Investment  program, you choose the  duration  that you wish the  program to last.  This  determines  the  duration  of the  Guarantee  Period for the Fixed
Allocation.  Based on the fixed rate for the  Guarantee  Period  chosen,  we calculate  the portion of your Account  Value that must be allocated to the Fixed Allocation to grow to a specific  "principal amount" (such as your initial Purchase  Payment).  We determine the amount  based on the rates then in effect for the  Guarantee  Period you  choose.  If you  continue  the  program  until the end of the
Guarantee  Period and make no withdrawals or transfers,  at the end of the Guarantee  Period,  the Fixed  Allocation will have grown to equal the  "principal  amount".  Withdrawals  or  transfers  from the Fixed  Allocation  before the end of the  Guarantee  Period  will terminate  the program and may be subject to a Market Value  Adjustment.  You can transfer the Account  Value that is not  allocated to the Fixed  Allocation  between any of the  Sub-accounts  available  under the  Annuity.  Account  Value you  allocate  to the  variable investment  options  is  subject  to market  fluctuations  and may  increase  or  decrease  in  value.  We do not  deduct a charge  for participating in the Balanced Investment Program.

         Example
         Assume you invest  $100,000.  You choose a 10-year program and allocate a portion of your Account Value to a Fixed  Allocation with a 10-year  Guarantee Period.  The rate for the 10-year  Guarantee Period is 5.33%*.  Based on the fixed interest rate for the Guarantee  Period chosen,  the factor is 0.594948 for  determining how much of your Account Value will be allocated to the
         Fixed  Allocation.  That means that  $59,495  will be  allocated  to the Fixed  Allocation  and the  remaining  Account  Value
         ($41,505)  will be  allocated to the variable  investment  options.  Assuming  that you do not make any  withdrawals  from the
         Fixed  Allocation,  it will grow to $100,000 at the end of the Guarantee  Period. Of course we cannot predict the value of the remaining Account Value that was allocated to the variable investment options.

*        The rate in this example is hypothetical and may not reflect the current rate for Guarantee Periods of this duration.

Guaranteed Return OptionSM
We also offer a  seven-year  program  where we monitor your Account  Value daily and  systematically  transfer  amounts  between  Fixed
Allocations  and the variable  investment  options you choose.  American  Skandia  guarantees that at the end of the seventh (7th) year from  commencement  of the  program,  you will  receive  no less than the  original  amount  invested  (such as your  initial  Purchase
Payment).  Account Value is only transferred to and maintained in Fixed  Allocations to the extent we, in our sole discretion,  deem it
                            ----
is necessary to support our  guarantee  under the program.  This  differs from the Balanced  Investment  program  where a set amount is allocated to a Fixed  Allocation  regardless of the  performance of the  underlying  Sub-accounts.  With the Guaranteed  Return Option, your Annuity is able to participate in the upside potential of the Sub-accounts  while only  transferring  amounts to Fixed Allocations to protect against  significant  market downturns.  NOTE: If a significant  amount of your Account Value is systematically  transferred to Fixed Allocations  during prolonged market declines,  less of your Account Value may be immediately  available to participate in the upside potential of the Sub-accounts if there is a subsequent market recovery.

Each  business day we monitor the  performance  of your Account Value to determine  whether it is greater  than,  equal to or below our
"reallocation  trigger",  described  below.  Based on the performance of the  Sub-accounts in which you choose to allocate your Account
Value  relative to the  reallocation  trigger,  we may transfer  some or all of your Account Value to or from a Fixed  Allocation.  You have  complete  discretion  over the  allocation  of your Account  Value that remains  allocated  in the variable  investment  options.
However, we reserve the right to restrict certain Portfolios if you participate in the program.

|X|      Account Value greater than or equal to reallocation  trigger:  Account Value in variable  investment options remains allocated according  to your  most  recent  instructions.  If a  portion  of  Account  Value was  previously  allocated  to a Fixed
              Allocation,  those amounts may be transferred  from the Fixed  Allocation  and  re-allocated  to the variable  investment options pro-rata according to your current allocations.  A Market Value Adjustment will apply.

|X|      Account Value below reallocation  trigger:  A portion of your Account Value in the variable  investment options is transferred to a new Fixed Allocation.  These amounts are transferred on a pro-rata basis from the variable investment  options.  The new Fixed Allocation will have a Guarantee Period equal to the remaining  duration in the Guaranteed  Return Option.  The
              Account Value applied to the new Fixed  Allocation  will be credited with the fixed interest rate then being applied to a new Fixed Allocation of the next higher yearly  duration.  The Account Value will remain invested in the Fixed Allocation until the maturity date of the program  unless,  at an earlier date,  your Account Value is at or above the  reallocation trigger and amounts can be transferred to the variable  investment  options (as described  above) while  maintaining  the guarantee protection under the program.

American  Skandia uses an  allocation  mechanism  based on  assumptions  of expected and maximum  market  volatility  to determine  the reallocation  trigger.  The  allocation  mechanism is used to determine the allocation of Account Value between Fixed  Allocations  and the Sub-accounts you choose.  American  Skandia reserves the right to change the allocation  mechanism and the reallocation  trigger at its discretion.

Program Termination
The Guaranteed  Return Option will  terminate on its maturity  date. You can elect to participate in a new Guaranteed  Return Option or re-allocate  your Account Value at that time.  Any Account Value  allocated to the Fixed  Allocations  will be  transferred  to the AST
Money Market  Sub-account,  unless you provide us with  alternative  instructions.  On the program maturity date, if your Account Value is below the initial  investment,  American  Skandia will apply  additional  amounts to your  Account  Value so that it is equal to the initial  investment  in the  program.  Any amounts  added to your Account  Value will be applied to the AST Money  Market  Sub-account, unless you  provide us with  alternative  instructions.  We will  notify  you of any  amounts  added to your  Account  Value  under the program. We do not consider amounts added to your Account Value to be "investment in the contract" for income tax purposes.

Special Considerations under the Guaranteed Return Option
This program is subject to certain rules and restrictions, including, but not limited to the following:
|X|      You may  terminate  the  Guaranteed  Return  Option at any  time.  American  Skandia  does not  provide  any  guarantees  upon termination of the program.
|X|      Withdrawals  from your  Annuity  while the  program  is in effect  will  reduce the  guaranteed  amount  under the  program in proportion  to the  Account  Value at the time of the  withdrawal.  Withdrawals  will be  subject to all other  provisions  of the
     Annuity, including any Contingent Deferred Sales Charge or Market Value Adjustment that would apply.
|X|      Additional  Purchase Payments applied to the Annuity while the program is in effect will only increase the amount  guaranteed;
     however, all or a portion of any additional Purchase Payments may be allocated to the Fixed Allocations.
|X|      Annuity Owners cannot  transfer  Account Value to or from a Fixed  Allocation  while  participating  in the program and cannot participate in any dollar cost averaging program that transfers  Account Value from a Fixed Allocation to the variable  investment options.
|X|      Transfers  from Fixed  Allocations  will be subject to the Market Value  Adjustment  formula under the Annuity;  however,  the
     0.10%  "cushion"  feature of the formula will not apply. A Market Value  Adjustment may be either  positive or negative.  Transfer amounts will be taken from the most recently applied Fixed Allocation.
|X|      Transfers from the  Sub-accounts to Fixed  Allocations or from Fixed  Allocations to the  Sub-accounts  under the program will not count toward the maximum number of free transfers allowable under the Annuity.
|X|      The Guaranteed  Return Option will terminate:  (a) upon the death of the Owner or the Annuitant (in an entity owned contract);
     and (b) as of the date Account Value is applied to begin annuity payments.
|X|      You can elect to  restart  the seven (7) year  program  duration  on any  anniversary  of the Issue Date of the  Annuity.  The
     Account Value on the date the restart is effective  will become the new  guaranteed  amount under the program.  You can only elect the program once per Annuity Year.

Charges under the Program
We charge a fee of 0.25% of  Account  Value per year to  participate  in the  Guaranteed  Return  Option.  The  charge is  deducted  to compensate  American  Skandia  for: (a) the risk that your  Account  Value on the maturity  date of the program is less than the amount guaranteed;  and (b)  administration  of the program.  The charge is deducted in arrears on an annual basis on each  anniversary of the
Issue Date of the  Annuity.  If you choose to begin the  program on a date other than the Issue Date of the  Annuity or an  anniversary of the Issue Date of the  Annuity,  we will charge a pro-rata  portion of the annual  charge for the  remaining  portion of the Annuity
Year. If the program  terminates before  completion for any reason other than death or  medically-related  surrender,  we will assess a pro-rata  portion of the annual charge.  We will deduct the annual charge for  participating  in the program pro-rata from the variable investment options.

MAY I AUTHORIZE MY INVESTMENT PROFESSIONAL TO MANAGE MY ACCOUNT?
Yes.  You may  authorize  your  investment  professional  to direct the  allocation  of your  Account  Value and to  request  financial transactions  between  investment  options  while you are living,  subject to our rules.  We require  that you provide us with  written proof that you have authorized  your investment  professional  to request  financial  transactions on your behalf.  You must contact us immediately  if and when you revoke  such  authority.  We will not be  responsible  for  acting on  instructions  from your  investment professional  if you fail to inform us that such  person's  authority  has been  revoked.  We may also  suspend,  cancel or limit these privileges at any time.  We will notify you if we do.

We or an affiliate of ours may provide administrative support to licensed,  registered investment  professionals or investment advisors who you authorize to make financial  transactions on your behalf.  These investment  professionals may be firms or persons who also are appointed by us as authorized  sellers of the Annuity.  However,  we do not offer advice about how to allocate your Account Value under any  circumstance.  Any  investment  professionals  you engage to provide  advice  and/or make  transfers  for you is not acting on our behalf.  We are not  responsible for any  recommendations  such investment  professionals  make, any market timing or asset  allocation programs they choose to follow or any specific transfers they make on your behalf.

We may require  investment  professionals  or investment  advisors,  who are authorized by multiple  contract  owners to make financial transactions,  to enter into an  administrative  agreement with American  Skandia as a condition of our accepting  transactions on your behalf.  The  administrative  agreement may impose  limitations on the investment  professional's  or investment  advisor's  ability to request  financial  transactions on your behalf.  These  limitations  are intended to minimize the detrimental  impact of an investment professional  who is in a position to  transfer  large  amounts of money for  multiple  clients in a  particular  Portfolio  or type of portfolio or to comply with specific  restrictions or limitations  imposed by a Portfolio(s) on American  Skandia.  The  administrative agreement  may limit  the  available  investment  options,  require  advance  notice of large  transactions,  or impose  other  trading limitations on your investment  professional.  Your  investment  professional  will be informed of all such  restrictions on an ongoing basis.  We may also require that your  investment  professional  transmit  all  financial  transactions  using the  electronic  trading functionality  available  through our Internet  website  (www.americanskandia.com).  Limitations  that we may impose on your investment professional or investment advisor under the terms of the  administrative  agreement do not apply to financial  transactions  requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

HOW DO THE FIXED INVESTMENT OPTIONS WORK?
(Fixed Allocations may not be available in all states and may not be available for certain durations.)

We credit  the fixed  interest  rate to the Fixed  Allocation  throughout  a set  period of time  called a  "Guarantee  Period."  Fixed
Allocations  currently are offered with Guarantee  Periods from 1 to 10 years.  We may make Fixed  Allocations  of different  durations available in the future  including  Fixed  Allocations  offered  exclusively for use with certain  optional  investment  programs.  The interest  rate credited to a Fixed  Allocation  is the rate in effect when the  Guarantee  Period begins and does not change during the
Guarantee  Period.  The rates are an effective  annual rate of  interest.  We determine  the interest  rates for the various  Guarantee
Periods.  At the time that we confirm  your Fixed  Allocation,  we will  advise  you of the  interest  rate in effect and the date your
Fixed  Allocation  matures.  We may change the rates we credit new Fixed  Allocations at any time. Any change in interest rate does not affect  Fixed  Allocations  that  were in  effect  before  the date of the  change.  To  inquire  as to the  current  rates  for  Fixed
Allocations, please call 1-800-766-4530.

A Guarantee Period for a Fixed Allocation begins:
|X|      when all or part of a net Purchase Payment is allocated to that particular Guarantee Period;
|X|      upon transfer of any of your Account Value to a Fixed Allocation for that particular Guarantee Period; or
|X|      when you "renew" a Fixed Allocation by electing a new Guarantee Period.

To the extent  permitted by law, we may  establish  different  interest  rates for Fixed  Allocations  offered to a class of Owners who choose to participate in various optional  investment programs we make available.  This may include,  but is not limited to, Owners who elect to use Fixed  Allocations  under a dollar  cost  averaging  program  (see "Do You Offer  Dollar Cost  Averaging?")  or a balanced investment  program (see "Do You Offer a Program to Balance  Fixed and Variable  Investments?").  The interest  rate  credited to Fixed
Allocations  offered to this class of purchasers may be different than those offered to other  purchasers who choose the same Guarantee
Period but who do not participate in an optional investment program.  Any such program is at our sole discretion.

HOW DO YOU DETERMINE RATES FOR FIXED ALLOCATIONS?
We do not have a specific  formula for  determining  the fixed  interest rates for Fixed  Allocations.  Generally the interest rates we offer for Fixed  Allocations  will reflect the  investment  returns  available on the types of investments we make to support our fixed rate  guarantees.  These  investment  types may include  cash,  debt  securities  guaranteed by the United  States  government  and its agencies and  instrumentalities,  money market  instruments,  corporate debt obligations of different  durations,  private  placements, asset-backed  obligations  and municipal  bonds.  In  determining  rates we also  consider  factors such as the length of the Guarantee
Period for the Fixed  Allocation,  regulatory  and tax  requirements,  liquidity  of the markets for the type of  investments  we make, commissions,  administrative  and investment  expenses,  our insurance  risks in relation to the Fixed  Allocations,  general  economic trends and  competition.  Some of these  considerations  are similar to those we consider in determining  the Insurance  Charge that we deduct from Account Value allocated to the Sub-accounts.

We will credit  interest on a new Fixed  Allocation  in an existing  Annuity at a rate not less than the rate we are then  crediting to
Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The interest rate we credit for a Fixed Allocation is subject to a minimum.  Please refer to the Statement of Additional Information.

HOW DOES THE MARKET VALUE ADJUSTMENT WORK?

If you transfer or withdraw  Account Value from a Fixed  Allocation more than 30 days before the end of its Guarantee  Period,  we will adjust the value of your investment  based on a formula,  called a "Market Value  Adjustment" or "MVA".  The amount of any Market Value
Adjustment  can be either  positive  or  negative,  depending  on the  movement  of a  combination  of Strip  Yields  on Strips  and an
Option-adjusted  Spread  (each as defined  below)  between  the time that you  purchase  the Fixed  Allocation  and the time you make a transfer  or  withdrawal.  The  Market  Value  Adjustment  formula  compares  the  combination  of  Strip  Yields  for  Strips  and the
Option-adjusted  Spreads  as of the  date the  Guarantee  Period  began  with  the  combination  of Strip  Yields  for  Strips  and the
Option-adjusted Spreads as of the date the MVA is being calculated.

|X|      "Strips" are a form of security where  ownership of the interest  portion of United States  Treasury  securities are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and  government  debt  securities  of  comparable  duration.  We currently  use the Merrill  Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

MVA Formula
The MVA formula is applied  separately to each Fixed  Allocation to determine the Account Value of the Fixed Allocation on a particular date.  The formula is as follows:

                                                      [(1+I) / (1+J+0.0010)]N/365
                                                                where:

                  I is the Strip  Yield as of the start date of the  Guarantee  Period for coupon  Strips  maturing at the end of the  applicable  Guarantee  Period  plus the  Option-adjusted  Spread.  If  there  are no
                  Strips  maturing  at that  time,  we will use the Strip  Yield for the  Strips  maturing  as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the  applicable  Guarantee  Period  plus the  Option-adjusted  Spread.  If  there  are no
                  Strips  maturing  at that  time,  we will use the Strip  Yield for the  Strips  maturing  as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

MVA Examples
The following hypothetical examples show the effect of the MVA in determining Account Value.  Assume the following:
|X|      On December 31, 2000,  you allocate  $50,000 into a Fixed  Allocation  with a Guarantee  Period of 5 years (e.g.  the Maturity
         Date is December 31, 2005).
|X|      The Strip Yields for coupon Strips  beginning on December 31, 2000 and maturing on December 31, 2005 plus the  Option-adjusted
         Spread is 5.50% (I = 5.50%).
|X|      You make no  withdrawals  or transfers  until you decided to withdraw  the entire Fixed  Allocation  after  exactly  three (3)
         years, therefore 730 days remain before the Maturity Date (N = 730).

Example of Positive MVA
Assume  that at the  time  you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005  plus the
Option-adjusted Spread is 4.00%  (J = 4.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                  MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.041]2 = 1.027078
                                                      Interim Value = $57,881.25
                                   Account Value after MVA = Interim Value X MVA Factor = $59,448.56

Example of Negative MVA
Assume  that at the  time  you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005  plus the
Option-adjusted Spread is 7.00% (J = 7.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                  MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.071)]2 = 0.970345
                                                      Interim Value = $57,881.25
                                  Account Value after MVA = Interim Value X MVA Factor = $56,164.78.

WHAT HAPPENS WHEN MY GUARANTEE PERIOD MATURES?
The "Maturity  Date" for a Fixed  Allocation  is the last day of the  Guarantee  Period.  Before the Maturity  Date,  you may choose to renew the Fixed  Allocation  for a new Guarantee  Period of the same or different  length or you may transfer all or part of that Fixed
Allocation's  Account  Value to another  Fixed  Allocation  or to one or more  Sub-accounts.  We will  notify you before the end of the
Guarantee Period about the fixed interest rates that we are currently  crediting to all Fixed  Allocations that are being offered.  The rates being  credited to Fixed  Allocations  may change  before the  Maturity  Date.  We will not charge a MVA if you choose to renew a
Fixed Allocation on its Maturity Date or transfer the Account Value to one or more variable investment options.

If you do not specify how you want a Fixed  Allocation  to be allocated on its Maturity  Date,  we will then transfer the Account Value of the  Fixed  Allocation  to the AST  Money  Market  Sub-account.  You can then  elect to  allocate  the  Account  Value to any of the
Sub-accounts or to a new Fixed Allocation.

ACCESS TO ACCOUNT VALUE

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
During the  accumulation  period you can access your Account Value  through  Partial  Withdrawals,  Systematic  Withdrawals,  and where required for tax  purposes,  Minimum  Distributions.  You can also  surrender  your Annuity at any time. We may deduct a portion of the
Account  Value  being  withdrawn  or  surrendered  as a CDSC.  The CDSC will be  assessed  on the  amount of  Purchase  Payments  being withdrawn,  not on the Account  Value at the time of the  withdrawal or surrender.  If you surrender  your Annuity,  in addition to any
CDSC,  we may deduct the Annual  Maintenance  Fee, any Tax Charge that applies and the charge for any  optional  benefits.  We may also apply a Market  Value  Adjustment  to any Fixed  Allocations.  Certain  amounts may be  available to you each Annuity Year that are not subject  to a CDSC.  These  are  called  "Free  Withdrawals."  In  addition,  under  certain  circumstances,  we may waive the CDSC for surrenders  made for qualified  medical  reasons or for  withdrawals  made to satisfy  Minimum  Distribution  requirements.  Unless you notify us  differently,  withdrawals  are taken pro-rata  based on the Account Value in the  investment  options at the time we receive your withdrawal request.  Each of these types of distributions is described more fully below.

ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
(For more information, see "Tax Considerations")

During the Accumulation Period
A distribution  during the  accumulation  period is deemed to come first from any "gain" in your Annuity and second as a return of your
"tax  basis",  if any.  Distributions  from your  Annuity  are  generally  subject to  ordinary  income  taxation  on the amount of any investment  gain unless the  distribution  qualifies as a non-taxable  exchange or transfer.  If you take a  distribution  prior to the taxpayer's  age 59 1/2, you may be subject to a 10% penalty in addition to ordinary  income  taxes on any gain.  You may wish to consult a professional tax advisor for advice before requesting a distribution.

During the Annuitization Period
During the  annuitization  period,  a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the payment.  The Code and  regulations  have  "exclusionary  rules" that we use to determine  what portion of each annuity payment  should  be  treated  as a  return  of any tax  basis  you have in the  Annuity.  Once the tax  basis in the  Annuity  has been distributed,  the  remaining  annuity  payments  are  taxable as  ordinary  income.  The tax basis in the  Annuity  may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?
Yes, you can make a withdrawal during the accumulation period.

|X|      To meet  liquidity  needs,  you can withdraw a limited  amount from your Annuity  during each of Annuity  Years 1-10 without a
         CDSC being applied.  We call this the "Free  Withdrawal"  amount.  The Free  Withdrawal  amount is not available if you choose to surrender  your  Annuity.  Amounts  withdrawn as a Free  Withdrawal  do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of the Annuity.  The minimum Free Withdrawal you may request is $100.

|X|      You can also make  withdrawals  in excess of the Free  Withdrawal  amount.  We call this a  "Partial  Withdrawal."  The amount that you may withdraw  will depend on the  Annuity's  Surrender  Value.  The  Surrender  Value is equal to your Account  Value minus any CDSC,  the Annual  Maintenance  Fee,  the Tax  Charge,  any  charges  for  optional  benefits  and any Market  Value
         Adjustment that may apply to any Fixed  Allocations.  After any Partial  Withdrawal,  your Annuity must have a Surrender Value of at least  $1,000,  or we may treat the  Partial  Withdrawal  request  as a request to fully  surrender  your  Annuity.  The minimum Partial Withdrawal you may request is $100.

When we determine if a CDSC applies to Partial  Withdrawals and Systematic  Withdrawals,  we will first determine what, if any, amounts qualify as a Free  Withdrawal.  Those amounts are not subject to the CDSC.  Partial  Withdrawals  or Systematic  Withdrawals of amounts greater than the maximum Free Withdrawal  amount will be subject to a CDSC. The maximum Free  Withdrawal  amount during each of Annuity
Years 1 through 10 is 10% of all  Purchase  Payments.  Withdrawals  of amounts  greater  than the maximum  Free  Withdrawal  amount are treated as a withdrawal of Purchase  Payments and will be assessed a CDSC during  Annuity Years 1 through 10. If, during  Annuity Years
1 through 10, all Purchase  Payments  withdrawn are subject to a CDSC, then any subsequent  withdrawals will be withdrawn from any gain in the  Annuity,  which may include  Credits.  After the 10th  Annuity  Year,  there is no CDSC on any  withdrawals.  You may request a withdrawal  for an exact  dollar  amount  after  deduction  of any CDSC that  applies  (called  a net  withdrawal)  or  request a gross withdrawal  from  which we will  deduct  any CDSC that  applies,  resulting  in less  money  being  payable  to you than the amount you requested.  If you request a net  withdrawal,  the amount  deducted  from your  Account  Value to pay the CDSC may also be subject to a
CDSC.

Partial Withdrawals may also be available following annuitization but only if you choose certain annuity payment options.

To request the forms necessary to make a withdrawal from your Annuity,  contact our Customer  Service Team at  1-800-752-6342  or visit our Internet Website at www.americanskandia.com.

HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

Annuity Year 1-10
The maximum Free  Withdrawal  amount  during each of Annuity Year 1 through  Annuity  Year 10 (when a CDSC would  otherwise  apply to a partial  withdrawal or surrender of your initial Purchase Payment) is 10% of all Purchase  Payments.  The 10% Free Withdrawal amount is not  cumulative.  If you do not make a Free  Withdrawal  during an Annuity Year, you are not allowed to carry over the Free  Withdrawal amount to the next Annuity Year.

NOTE:  Amounts  that you have  withdrawn  as a Free  Withdrawal  will not reduce  the amount of any CDSC that we deduct if,  during the first ten (10) Annuity Years, you make a partial withdrawal or choose to surrender the Annuity.

Annuity Year 11+
After  Annuity Year 10, you can  surrender  your Annuity or make a partial  withdrawal  without a CDSC being  deducted  from the amount being withdrawn.

Examples
1.       Assume  you make an  initial  Purchase  Payment  of  $10,000  and make no  additional  Purchase  Payments.  The  maximum  Free
     Withdrawal amount during each of the first ten Annuity Years would be 10% of $10,000, or $1,000.

2.       Assume you make an initial  Purchase  Payment of $10,000 and make an additional  Purchase Payment of $5,000 in Annuity Year 2.
     The maximum Free Withdrawal amount during Annuity Year 3 through 10 would be 10% of $15,000,  or $1,500.  From Annuity Year 11 and
     thereafter,  you can  surrender  your Annuity or make a partial  withdrawal  without a CDSC being  deducted  from the amount being withdrawn.

3.       Assume you make an initial  Purchase  Payment of $10,000 and take a Free  Withdrawal  of $500 in Annuity  Year 2 and $1,000 in
     Annuity Year 3. If you surrender your Annuity in Annuity Year 5, the CDSC will be assessed  against the initial  Purchase  Payment amount  ($10,000),  not the amount of Purchase  Payments  reduced by the amounts  that were  withdrawn  under the Free  Withdrawal provision.

IS THERE A CHARGE FOR A PARTIAL WITHDRAWAL?
A CDSC may be assessed  against a Partial  Withdrawal  during the first ten (10) Annuity  Years.  Whether a CDSC applies and the amount to be charged depends on whether the Partial  Withdrawal  exceeds any Free Withdrawal  amount and, if so, the number of years that have elapsed since the Issue Date of the Annuity.

1.       If you request a Partial  Withdrawal,  we determine if the amount you  requested is available as a Free  Withdrawal  (in which case it would not be subject to a CDSC);
2.       If the amount  requested  exceeds the  available  Free  Withdrawal  amount,  we  determine if a CDSC will apply to the Partial
     Withdrawal  based on the number of years that have  elapsed  since the Annuity was issued.  Any CDSC will only apply to the amount withdrawn that exceeds the Free Withdrawal  amount.  The maximum Free Withdrawal  amount during each of Annuity Years 1 through 10 is 10% of all  Purchase  Payments.  Withdrawals  of amounts  greater  than the  maximum  Free  Withdrawal  amount are treated as a withdrawal  of Purchase  Payments and will be assessed a CDSC.  If, during  Annuity Years 1 through 10, all Purchase  Payments are withdrawn  subject to a CDSC, then any subsequent  withdrawals  will be withdrawn from any gain in the Annuity,  which may include
     Credits.
3.       If the amount  requested  exceeds the amounts  available under Item #2 above, we withdraw the remaining  amount from any other
     Account Value (including Account Value due to Credits).

|X|      If the  Annuity  has been in effect for less than ten  complete  years,  a CDSC will be charged on the amount of the  Purchase
         Payment being withdrawn, according to the CDSC table.
|X|      If the Annuity has been in effect for more than ten complete years, no CDSC will be charged on the amount being withdrawn.

CAN I MAKE PERIODIC WITHDRAWALS FROM THE ANNUITY DURING THE ACCUMULATION PERIOD?
Yes. We call these "Systematic  Withdrawals."  You can receive  Systematic  Withdrawals of earnings only,  principal plus earnings or a flat dollar amount.  Systematic  Withdrawals  may be subject to a CDSC. We will determine  whether a CDSC applies and the amount in the same way as we would for a Partial Withdrawal.

Systematic  Withdrawals can be made from Account Value allocated to the variable  investment options or Fixed  Allocations.  Generally,
Systematic  Withdrawals from Fixed Allocations are limited to earnings accrued after the program of Systematic  Withdrawals  begins, or payments of fixed dollar  amounts that do not exceed such  earnings.  Systematic  Withdrawals  are  available on a monthly,  quarterly, semi-annual  or annual  basis.  The  Surrender  Value of your  Annuity  must be at least  $20,000  before we will  allow you to begin a program of Systematic Withdrawals.

The minimum  amount for each  Systematic  Withdrawal  is $100.  If any  scheduled  Systematic  Withdrawal is for less than $100, we may postpone the withdrawal and add the expected amount to the amount that is to be withdrawn on the next scheduled Systematic Withdrawal.

DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTION 72(t) OF THE INTERNAL REVENUE CODE?
Yes. If your Annuity is used as a funding  vehicle for certain  retirement  plans that receive  special tax  treatment  under  Sections
401, 403(b) or 408 of the Code,  Section 72(t) of the Code may provide an exception to the 10% penalty tax on distributions  made prior to age 59 1/2if you elect to receive  distributions  as a series of  "substantially  equal  periodic  payments".  Distributions  received under this provision in any Annuity Year that exceed the maximum amount  available as a free  withdrawal  will be subject to a CDSC. To request a program  that  complies  with Section  72(t),  you must provide us with  certain  required  information  in writing on a form acceptable to us. We may require  advance  notice to allow us to calculate  the amount of 72(t)  withdrawals.  The  Surrender  Value of your Annuity must be at least $20,000  before we will allow you to begin a program for  withdrawals  under Section  72(t).  The minimum amount for any such withdrawal is $100.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments before age 59 1/2that are not subject to the 10% penalty.

WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
(See "Tax Considerations" for a further discussion of Minimum Distributions.)

Minimum  Distributions  are a type of Systematic  Withdrawal we allow to meet distribution  requirements  under Sections 401, 403(b) or
408 of the Code.  Under the Code,  you may be required to begin  receiving  periodic  amounts from your Annuity.  In such case, we will allow you to make  Systematic  Withdrawals  in amounts that satisfy the minimum  distribution  rules under the Code. We do not assess a
CDSC on Minimum  Distributions  from your Annuity if you are required by law to take such  Minimum  Distributions  from your Annuity at the time it is taken.  However,  a CDSC may be  assessed  on that  portion of a  Systematic  Withdrawal  that is taken to  satisfy  the minimum  distribution  requirements  in relation to other  savings or  investment  plans under  other  qualified  retirement  plans not maintained with American Skandia.

The amount of the required Minimum  Distribution for your particular  situation may depend on other annuities,  savings or investments.
We will only  calculate  the amount of your required  Minimum  Distribution  based on the value of your  Annuity.  We require three (3)
days advance written notice to calculate and process the amount of your payments.  We may charge you for calculating  required  Minimum
Distributions.  You may elect to have Minimum Distributions paid out monthly,  quarterly,  semi-annually or annually.  The $100 minimum that applies to Systematic Withdrawals does not apply to Minimum Distributions.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments and satisfying the Minimum Distribution requirements under the Code.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
Yes.  During the  accumulation  period you can  surrender  your Annuity at any time.  Upon  surrender,  you will receive the  Surrender
Value.  Upon surrender of your Annuity, you will no longer have any rights under the Annuity.

Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.

To request the forms necessary to surrender your Annuity,  contact our Customer  Service Team at  1-800-752-6342  or visit our Internet
Website at www.americanskandia.com.

WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?
Where  permitted by law,  you may request to surrender  your  Annuity  prior to the Annuity Date without  application  of any CDSC upon occurrence of a  medically-related  "Contingency  Event".  The amount  payable will be your Account Value minus:  (a) the amount of any
Credits  applied within 12 months of the applicable  "Contingency  Event" as defined below;  and (b) the amount of any Credits added in conjunction with any Purchase  Payments  received after our receipt of your request for a  medically-related  surrender (i.e.  Purchase
Payments received at such time pursuant to a salary reduction program.

This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:
|X|      the Annuitant  must be named or any change of Annuitant  must be accepted by us, prior to the  "Contingency  Event"  described below;
|X|      the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
|X|      if the Owner is one or more natural persons, all such Owners must also be alive at such time;
|X|      we must receive  satisfactory  proof of the Annuitant's  confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and
|X|      this benefit is not available if the total Purchase  Payments  received  exceed  $500,000 for all annuities  issued by us with this benefit where the same person is named as Annuitant.

A "Contingency Event" occurs if the Annuitant is:
|X|      first  confined in a "Medical  Care  Facility"  while your Annuity is in force and remains  confined for at least 90 days in a row; or
|X|      first diagnosed as having a "Fatal Illness" while your Annuity is in force.

The  definitions  of "Medical Care  Facility" and "Fatal  Illness," as well as additional  terms and  conditions,  are provided in your
Annuity.  Specific details and definitions in relation to this benefit may differ in certain jurisdictions.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
We currently make annuity  options  available that provide fixed annuity  payments,  variable  payments or adjustable  payments.  Fixed options  provide the same  amount with each  payment.  Variable  options  generally  provide a payment  which may  increase or decrease depending on the investment  performance of the  Sub-accounts.  However,  currently,  we also make a variable payment option that has a guarantee  feature.  Adjustable  options provide a fixed payment that is periodically  adjusted based on current  interest rates. We do not guarantee to make any Annuity Payment Options  available in the future.  For additional  information on Annuity Payment Options you may request a Statement of Additional Information.

When you  purchase an Annuity,  or at a later date,  you may choose an Annuity  Date,  an annuity  option and the  frequency of annuity payments.  You may not choose an Annuity  Date that  occurs in the first three  Annuity  Years.  You may change  your  choices up to 30 days before the Annuity  Date.  A maximum  Annuity Date may be required by law.  Any change to these  options  must be in writing.  The
Annuity Date may depend on the annuity  option you choose.  Certain  annuity  options may not be available  depending on the age of the
Annuitant.

Certain of these annuity  options may be available to  Beneficiaries  who choose to receive the Death  Benefit  proceeds as a series of payments instead of a lump sum payment.

Option 1
--------
Payments for Life:  Under this option,  income is payable  periodically  until the death of the "key life".  The "key life" (as used in this section) is the person or persons upon whose life annuity  payments are based. No additional  annuity  payments are made after the death of the key life.  Since no minimum number of payments is guaranteed,  this option offers the largest amount of periodic  payments of the life  contingent  annuity  options.  It is possible  that only one  payment  will be payable if the death of the key life occurs before the date the second  payment was due,  and no other  payments  nor death  benefits  would be payable.  This Option is  currently available on a fixed or variable basis.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 2
--------
Payments  Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint  lifetime of two key lives,  and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the  survivor's  death.  No minimum number of payments is  guaranteed  under this option.  It is possible that only one payment will be payable if the death of all the key lives occurs  before the date the second  payment was due, and no other  payments or death  benefits  would be payable.  This Option is currently available on a fixed or variable basis.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 3
--------
Payments for Life with a Certain  Period:  Under this option,  income is payable until the death of the key life.  However,  if the key life dies before the end of the period  selected (5, 10, or 15 years),  the remaining  payments are paid to the  Beneficiary  until the end of such period.  This Option is currently  available on a fixed or variable basis.  If you elect to receive  payments on a variable basis under this  option,  you can request  partial or full  surrender  of the annuity and receive its then current cash value (if any)
subject to our rules.

Option 4
--------
Fixed Payments for a Certain Period:  Under this option,  income is payable  periodically for a specified number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the  Beneficiary to the end of such period.
Note that under this option,  payments are not based on any assumptions of life  expectancy.  Therefore,  that portion of the Insurance
Charge  assessed to cover the risk that key lives  outlive our  expectations  provides no benefit to an Owner  selecting  this  option.
Under this option, you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable Payments for Life with a Cash Value:  Under this option,  benefits are payable  periodically  until the death of the key life.
Benefits may increase or decrease  depending  on the  investment  performance  of the  Sub-accounts.  This option has a cash value that also  varies  with the  investment  performance  of the  Sub-account.  The cash value  provides a "cushion"  from  volatile  investment performance so that negative  investment  performance  does not  automatically  result in a decrease in the annuity payment each month, and positive  investment  performance  does not  automatically  result in an increase in the annuity  payment  each month.  The cushion generally  "stabilizes"  monthly annuity payments.  Any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic  payments.  Under this option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 6
--------
Variable  Payments for Life with a Cash Value and Guarantee:  Under this option,  benefits are payable as described in Option 5; except
                                                                                                                                 ------
that,  while the key life is alive,  the annuity  payment will not be less than a guaranteed  amount,  which  generally is equal to the first annuity  payment.  We charge an additional  amount for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the Beneficiary in a lump sum or as periodic  payments.  Under this option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
Unless  prohibited  by law, we require that you elect either a life annuity or an annuity with a certain  period of at least 5 years if any CDSC would apply were you to  surrender  your  Annuity on the Annuity  Date.  Therefore,  choosing an Annuity  Date within ten (10)
years of the Issue Date of the Annuity may limit the available  annuity  payment  options.  Certain  annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.

If you have not provided us with your Annuity Date or Annuity Payment Option in writing, then:
|X|      the Annuity Date will be the first day of the calendar  month  following  the later of the  Annuitant's  85th  birthday or the fifth anniversary of our receipt of your request to purchase an Annuity; and
|X|      the annuity  payments,  where  allowed by law,  will be  calculated on a fixed basis under Option 3, Payments for Life with 10 years certain.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments (Options 1-4)
If you choose to receive fixed annuity payments,  you will receive equal  fixed-dollar  payments  throughout the period you select. The amount of the fixed payment will vary depending on the annuity payment option and payment  frequency you select.  Generally,  the first annuity  payment is  determined  by  multiplying  the  Account  Value,  minus any state  premium  taxes  that may apply,  by the factor determined  from our table of annuity  rates.  The table of annuity rates differs based on the type of annuity chosen and the frequency of payment  selected.  Our rates will not be less than our guaranteed  minimum rates.  These guaranteed  minimum rates are derived from the a2000  Individual  Annuity  Mortality  Table with an assumed  interest rate of 3% per annum.  Where  required by law or regulation, such  annuity  table will have  rates that do not differ  according  to the gender of the key life.  Otherwise,  the rates will  differ according to the gender of the key life.

Variable Annuity Payments
We offer three  different  types of variable  annuity  payment  options.  The first annuity  payment will be calculated  based upon the assumed  investment  return  ("AIR").  You  select the AIR  before we start to make  Annuity  Payments.  You will not  receive  annuity payments until you choose an AIR. The remaining  annuity  payments will fluctuate based on the  performance of the Portfolios  relative to the AIR, as well as, other factors  described below.  The greater the AIR, the greater the first annuity  payment.  A higher AIR may result in smaller potential growth in the annuity  payments.  A lower AIR results in a lower initial annuity payment.  For example,  if the  Sub-accounts  you choose  perform  exactly  the same as the AIR,  then the second  annuity  payment  will be the same as the first annuity  payment.  If the  Sub-accounts you choose perform better than the AIR, then the second annuity payment will be higher than the first.  If the Sub-accounts you choose perform worse than the AIR, then the second annuity payment will be lower than the first.

|X|      Variable Payments (Options 1-3)
         -----------------
         We calculate  each annuity  payment  amount by  multiplying  the number of units  scheduled to be redeemed under a schedule of units for each  Sub-account by the Unit Value of each  Sub-Account  on the annuity  payment date. We determine the schedule of units  based on your  Account  Value  (minus any premium tax that  applies) at the time you elect to begin  receiving  annuity payments.  The schedule of units will vary based on the annuity  payment  option  selected,  the length of any certain  period
         (if  applicable),  the  Annuitant's  age and gender (if annuity  payments are due for the life of the  Annuitant) and the Unit
         Value of the Sub-Accounts  you initially  selected on the Issue Date. The calculation is performed for each  Sub-Account,  and the sum of the Sub-Account  calculations equals the amount of your annuity payment.  Other than to fund annuity payments,  the number  of units  allocated  to each  Sub-Account  will not  change  unless  you  transfer  among the  Sub-Accounts  or make a withdrawal (if allowed).  You can select one of three AIRs for these options: 3%, 5% or 7%.

|X|      Stabilized Variable Payments (Option 5)
         ----------------------------
         This option  provides  guaranteed  payments for life, a cash value for the Annuitant  (while  alive) and a variable  period of time during which  annuity  payments  will be made  whether or not the  Annuitant  is still  alive.  We calculate  the initial
                                                                                                                                -------
         annuity  payment  amount by  multiplying  the number of units  scheduled to be redeemed  under a schedule of units by the Unit
         Values  determined on the  annuitization  date. The schedule of units is established  for each  Sub-account  you choose on the annuitization  date  based on the  applicable  benchmark  rate and the  annuity  factors.  The  annuity  factors  reflect  our assumptions  regarding the costs we expect to bear in guaranteeing  payments for the lives of the Annuitant and will depend on the benchmark rate, the annuitant's  attained age and gender (where  permitted).  Unlike variable  payments  (described above)
         where each  payment  can vary  based on  Sub-account  performance,  this  payment  option  cushions  the  immediate  impact of
         Sub-account  performance  by adjusting  the length of the time during which  annuity  payments will be made whether or not the
         Annuitant is alive while  generally  maintaining  a level  annuity  payment  amount.  Sub-account  performance  that exceeds a benchmark rate will generally extend this time period,  while Sub-account  performance that is less than a benchmark rate will generally  shorten the period.  If the period  reaches  zero and the  Annuitant  is still alive,  Annuity  Payments  continue, however,  the annuity  payment  amount will vary  depending  on  Sub-account  performance,  similar to  conventional  variable payments.  The AIR for this option is 4%.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option 6)
         ------------------------------------------------------
         This option provides  guaranteed  payments for life in the same manner as Stabilized  Variable Payments  (described above). In addition to the  stabilization  feature,  this option also guarantees that variable annuity payments will not be less than the initial annuity payment amount regardless of Sub-account performance.  The AIR for this option is 3%.

The variable  annuity  payment  options are described in greater detail in a separate  prospectus  which will be provided to you at the time you elect one of the variable annuity payment options.

Adjustable Annuity Payments
We may make an adjustable  annuity payment option  available.  Adjustable  annuity  payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment amount is adjusted upward or downward  depending on the rate we are currently  crediting to annuity payments.  The adjustment in the annuity payment amount does not affect the duration of remaining annuity payments, only the amount of each payment.

DEATH BENEFIT

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
The Annuity  provides a Death Benefit  during its  accumulation  period.  If the Annuity is owned by one or more natural  persons,  the
Death  Benefit is payable  upon the first death of an Owner.  If the Annuity is owned by an entity,  the Death  Benefit is payable upon the Annuitant's  death, if there is no Contingent  Annuitant.  If a Contingent  Annuitant was designated  before the Annuitant's  death and the Annuitant  dies,  then the  Contingent  Annuitant  becomes the Annuitant and a Death Benefit will not be paid at that time. The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

The Annuity  provides a basic Death Benefit at no additional  charge.  The Insurance  Charge we deduct from Account Value  allocated to the  Sub-accounts  is used,  in part,  to pay us for the risk we assume  in  providing  the basic  Death  Benefit  guarantee  under the
Annuity.  The Annuity also offers two different  optional Death  Benefits.  Either  benefit can be purchased for an additional  charge.
The additional  charge is deducted to compensate  American  Skandia for providing  increased  insurance  protection  under the optional
Death Benefits.  Notwithstanding  the additional  protection  provided under the optional Death  Benefits,  the additional cost has the impact of reducing the net performance of the investment  options.  Under certain  circumstances,  your Death Benefit may be reduced by the amount of any Credits we applied to your Purchase Payments. (see "How are Credits Applied to My Account Value")

The basic Death Benefit is the greater of:
|X|      The sum of all Purchase Payments less the sum of all proportional withdrawals.
|X|      The sum of your Account Value in the variable  investment  options and your Interim Value in the Fixed  Allocations,  less the amount of any Credits applied within 12-months prior to the date of death.

For purposes of the basic and optional Death Benefits,  "proportional  withdrawals" are determined by calculating the percentage of the
Account  Value that each prior  withdrawal  represented  when  withdrawn.  For example,  a withdrawal  of 50% of Account Value would be considered as a 50% reduction in Purchase Payments.

OPTIONAL DEATH BENEFITS
You can  purchase  either of two  optional  Death  Benefits  with your  Annuity to provide an  enhanced  level of  protection  for your beneficiaries.

NOTE:  You may not elect the Enhanced  Beneficiary  Protection  Optional  Death  Benefit if you have elected any other  Optional  Death
Benefit.

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Currently,  these  benefits are only offered and must be elected at the time that you purchase your  Annuity.  We may, at a later date, allow existing  Annuity Owners to purchase  either of the optional Death Benefits  subject to our rules and any changes or restrictions in the  benefits.  Certain  terms and  conditions  may differ if you  purchase  your  Annuity as part of an  exchange,  replacement  or transfer, in whole or in part, from any other Annuity we issue.
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Enhanced Beneficiary Protection Optional Death Benefit
The Enhanced  Beneficiary  Protection  Optional Death Benefit can provide  additional  amounts to your  Beneficiary that may be used to offset  federal and state taxes  payable on any  taxable  gains in your  Annuity at the time of your  death.  Whether  this  benefit is appropriate for you may depend on your  particular  circumstances,  including  other financial  resources that may be available to your
Beneficiary to pay taxes on your Annuity  should you die during the  accumulation  period.  No benefit is payable if death occurs on or after the Annuity Date.

The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit  provides a benefit  that is payable in  addition  to the basic  Death
Benefit.  If the  Annuity  has one Owner,  the Owner must be age 75 or less at the time the  benefit is  purchased.  If the Annuity has joint Owners, the oldest Owner must be age 75 or less.  If the Annuity is owned by an entity, the Annuitant must be age 75 or less.

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The Enhanced  Beneficiary  Protection  Optional Death Benefit is being offered in those jurisdictions where we have received regulatory approval.  Certain terms and  conditions  may differ  between  jurisdictions  once  approved.  The benefit is currently only offered to
Owners who  purchase  the  Annuity as a  "non-qualified"  investment.  We may make the benefit  available  to Owners who  purchase  the
Annuity as an IRA or other  "qualified"  investment at a later date.  Please refer to the section entitled "Tax  Considerations"  for a discussion of special tax considerations for purchasers of this benefit.
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Calculation of Enhanced Beneficiary Protection Optional Death Benefit
If you purchase the Enhanced Beneficiary Protection Optional Death Benefit, the Death Benefit is calculated as follows:

1.       the basic Death Benefit described above

     PLUS

2.       50% of the "Death Benefit Amount" less Purchase Payments reduced by proportional withdrawals.

Death  Benefit  Amount  includes  your Account Value and any amounts added to your Account Value under the basic Death Benefit when the
----------------------
Death  Benefit is  calculated.  Under the basic Death  Benefit,  amounts are added to your Account Value when the Account Value is less than Purchase Payments minus proportional withdrawals.

The amount calculated in Items 1 & 2 above may be reduced by any Credits under certain circumstances.

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The Enhanced  Beneficiary  Protection  Optional  Death Benefit is subject to a maximum of 50% of all Purchase  Payments  applied to the
Annuity at least 12 months prior to the death of the decedent that triggers the payment of the Death Benefit.
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See Appendix C for examples of how the Enhanced Beneficiary Protection Optional Death Benefit is calculated.

Guaranteed Minimum Death Benefit
If the Annuity has one Owner, the Owner must be age 80 or less at the time either optional Death Benefit is purchased.  If the
Annuity has joint Owners, the oldest Owner must be age 80 or less.  If the Annuity is owned by an entity, the Annuitant must be age
80 or less.

Key Terms Used with the Guaranteed Minimum Death Benefit

|X|      The Death Benefit Target Date is the contract  anniversary  on or after the 80th birthday of the current Owner,  the oldest of
             -------------------------
     either joint Owner or the Annuitant, if entity owned.

|X|      The  Highest  Anniversary  Value  equals the  highest of all  previous  "Anniversary  Values" on or before the  earlier of the
              ---------------------------
     Owner's date of death and the "Death Benefit Target Date".

|X|      The Anniversary  Value is the Account Value as of each anniversary of the Issue Date plus the sum of all Purchase  Payments on
             ------------------
     or after such anniversary less the sum of all "Proportional Reductions" since such anniversary.

|X|      A  Proportional  Reduction is a reduction to the value being measured  caused by a withdrawal,  equaling the percentage of the
            -----------------------
     withdrawal as compared to the Account Value as of the date of the  withdrawal.  For example,  if your Account Value is $10,000 and you withdraw $2,000 (a 20% reduction),  we will reduce both your Anniversary  Value and the amount determined by Purchase Payments increasing at the appropriate interest rate by 20%.

Calculation of Guaranteed Minimum Death Benefit
The Guaranteed Minimum Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

         If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greatest of:

1.       the Account Value in the  Sub-accounts  plus the Interim Value of any Fixed  Allocations (no MVA) as of the date we receive in writing "due proof of death"; and
2.       the sum of all Purchase  Payments minus the sum of all Proportional  Reductions,  each increasing daily until the Owner's date of death at a rate of 5.0%,  subject to a limit of 200% of the  difference  between the sum of all Purchase  Payments and the sum of all withdrawals as of the Owner's date of death; and
3.       the "Highest Anniversary Value" on or immediately preceding the Owner's date of death.

         The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any Proportional Reductions since such date.  The amount calculated in Items 1 & 3 above may be reduced by any
         Credits under certain circumstances.

         If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1.       the  Account  Value as of the date we  receive in writing  "due  proof of death" (an MVA may be  applicable  to amounts in any
              Fixed Allocations); and
2.       the greater of Item 2 & 3 above on the Death  Benefit  Target Date plus the sum of all Purchase  Payments  less the sum of all
              Proportional Reductions since the Death Benefit Target Date.

         The amount calculated in Item 1 above may be reduced by any Credits under certain circumstances.

Annuities with joint Owners
For Annuities  with Joint Owners,  the Death Benefit is calculated as shown above except that the age of the oldest of the Joint Owners is used to  determine  the Death  Benefit  Target Date.  NOTE:  If you and your spouse own the Annuity  jointly,  we will pay the Death
Benefit to the  Beneficiary.  If the sole primary  Beneficiary is the surviving  spouse,  then the surviving spouse can elect to assume ownership of the Annuity and continue the contract instead of receiving the Death Benefit.

Annuities owned by entities
For  Annuities  owned by an entity,  the Death  Benefit is  calculated  as shown above except that the age of the  Annuitant is used to determine  the  Death  Benefit  Target  Date.  Payment  of the Death  Benefit  is based on the death of the  Annuitant  (or  Contingent
Annuitant, if applicable).

Can I terminate the optional Death Benefits?  Do the optional Death Benefits terminate under other circumstances?
You can terminate the Enhanced  Beneficiary  Protection  Optional Death Benefit at any time. Upon termination,  you will be required to pay a pro-rata  portion of the annual charge for the benefit.  The  Guaranteed  Minimum Death Benefit  cannot be terminated  once it is elected.  Both optional  Death  Benefits will  terminate  automatically  on the Annuity Date. We may also  terminate the optional Death
Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

How much do you charge for the optional Death Benefit?
We deduct a charge from your  Account  Value if you elect to purchase  either  optional  Death  Benefit.  No charge  applies  after the
Annuity Date.  We deduct the charge:
1.       on each anniversary of the Issue Date;
2.       when Account Value is transferred to our general account prior to the Annuity Date;
3.       if you surrender your Annuity; and
4.       if you choose to terminate the benefit (Enhanced Beneficiary Protection Optional Death Benefit only)

If you surrender the Annuity,  elect to begin receiving  annuity  payments or terminate the benefit on a date other than an anniversary of the Issue  Date,  the charge will be  prorated.  During the first year after the Issue  Date,  the charge will be prorated  from the
Issue Date.  In all subsequent years, it would be prorated from the last anniversary of the Issue Date.

We first  deduct the amount of the charge  pro-rata  from the Account  Value in the  variable  investment  options.  We only deduct the charge pro-rata from the Fixed  Allocations to the extent there is  insufficient  Account Value in the variable  investment  options to pay the charge.  If your Annuity's  Account Value is  insufficient  to pay the charge,  we may deduct your remaining  Account Value and terminate  your  Annuity.  We will  notify  you if your  Account  Value is  insufficient  to pay the  charge and allow you to submit an additional Purchase Payment to continue your Annuity.

Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

AMERICAN SKANDIA'S ANNUITY REWARDS

What is the Annuity Rewards benefit?
The  Annuity  Rewards  benefit  offers  Owners the  ability to capture  any market  gains  since the Issue Date of their  Annuity as an enhancement  to their current Death Benefit so their  Beneficiaries  will not receive less than the Annuity's  value as of the date the
Owner elects the benefit.

Under the Annuity Rewards benefit, American Skandia guarantees that the Death Benefit will not be less than:

         your Account  Value in the variable  investment  options plus the Interim Value in any Fixed  Allocations  as of the effective date of the Owner's election

         MINUS any proportional withdrawals* following the date of election
         -----

         PLUS any additional Purchase Payments applied to the Annuity following the date of election.
         ----

*    "Proportional  withdrawals"  are determined by calculating  the percentage of the Account Value that each  withdrawal  represented when withdrawn.  For example,  a withdrawal of 50% of your Account Value would be treated as a 50% reduction in the amount payable under the Death Benefit.

The Annuity Rewards Death Benefit  enhancement  does not affect any Optional Death Benefits  available under the Annuity.  If the Death
Benefit  amount  payable  under your  Annuity's  basic Death  Benefit or any Optional  Death  Benefits you purchase is greater than the enhanced Death Benefit under the Annuity Rewards  benefit on the date the Death Benefit is calculated,  your  Beneficiary  will receive the higher amount.  If your Annuity includes the Enhanced  Beneficiary  Protection  Optional Death Benefit,  the enhanced Death Benefit under the Annuity  Rewards  program  will be  considered  when  calculating  the amount due under the Enhanced  Beneficiary  Protection
Optional Death Benefit.

Who is eligible for the Annuity Rewards benefit?
Owners can elect the Annuity  Rewards Death Benefit  enhancement  following the tenth (10th)  anniversary of the Annuity's  Issue Date.
However,  the election is subject to the  requirement  that their  Account  Value on the election  date is greater than the amount that would be payable to their  Beneficiary  under the Death  Benefit  provided  under the Annuity as of the election  date  (including  any
Optional Death Benefits other than the Enhanced  Beneficiary  Protection Optional Death Benefit).  If an Owner is ineligible when he or she applies for the optional  benefit,  the Owner can elect the Annuity  Rewards Death Benefit  enhancement on any  subsequent  date if they  otherwise  qualify.  The election must occur before annuity  payments  begin.  An Owner can only elect the Annuity  Rewards Death
Benefit enhancement once.  There is no additional charge for electing the Annuity Rewards Death Benefit enhancement.

PAYMENT OF DEATH BENEFITS

Payment of Death Benefit to Beneficiary
Except in the case of a spousal Beneficiary, in the event of your death, the death benefit must be distributed:
|X|      as a lump sum amount at any time within five (5) years of the date of death; or
|X|      as a series  of  annuity  payments  not  extending  beyond  the life  expectancy  of the  Beneficiary  or over the life of the
         Beneficiary.  Payments under this option must begin within one year of the date of death.

Unless you have made an election  prior to death benefit  proceeds  becoming due, a Beneficiary  can elect to receive the Death Benefit proceeds as a series of fixed annuity  payments  (Annuity  Payment Options 1-4) or as a series of variable  annuity  payments  (Annuity
Payment Options 1-3 or 5 and 6).  See the section entitled "What Types of Annuity Options are Available."

Spousal Beneficiary - Assumption of Annuity
You may name your  spouse as your  Beneficiary.  If you and your  spouse  own the  Annuity  jointly,  we assume  that the sole  primary
Beneficiary  will be the surviving  spouse unless you elect an  alternative  Beneficiary  designation.  Unless you elect an alternative
Beneficiary  designation,  the spouse  Beneficiary  may elect to assume  ownership of the Annuity  instead of taking the Death  Benefit payment.  Any Death Benefit  (including any optional Death  Benefits) that would have been payable to the  Beneficiary  will become the new Account  Value as of the date we receive due proof of death and any required  proof of a spousal  relationship.  As of the date the assumption is  effective,  the  surviving  spouse will have all the rights and benefits that would be available  under the Annuity to a new  purchaser of the same  attained  age. For purposes of  determining  any future Death  Benefit for the  surviving  spouse,  the new
Account  Value  will be  considered  as the  initial  Purchase  Payment.  No CDSC will apply to the new  Account  Value.  However,  any additional Purchase Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity.

See the section  entitled  "Managing  Your  Annuity - Spousal  Contingent  Annuitant"  for a discussion  of the  treatment of a spousal
Contingent Annuitant in the case of the death of the Annuitant in an entity owned Annuity.

IRA Beneficiary Continuation Option
The Code  provides  for  alternative  death  benefit  payment  options  when an Annuity is used as an IRA,  403(b) or other  "qualified investment"  that requires  Minimum  Distributions.  Upon the Owner's death under an IRA,  403(b) or other  "qualified  investment",  a
Beneficiary may generally elect to continue the Annuity and receive  Minimum  Distributions  under the Annuity instead of receiving the death  benefit in a single  payment.  The available  payment  options will depend on whether the Owner died on or before the date he or she was required to begin receiving Minimum Distributions under the Code and whether the Beneficiary is the surviving spouse.

|X|      If death occurs before the date Minimum  Distributions  must begin under the Code, the Death Benefit can be paid out in either a lump sum, within five years from the date of death,  or over the life or life  expectancy of the designated  Beneficiary (as long as  payments  begin  by  December  31st of the  year  following  the  year  of  death).  However,  if the  spouse  is the
         Beneficiary,  the Death Benefit can be paid out over the life or life  expectancy  of the spouse with such payments  beginning no earlier  than  December  31st of the year  following  the year of death or December  31st of the year in which the deceased would have reached age 70 1/2, which ever is later.

|X|      If death occurs after the date Minimum  Distributions  must begin under the Code,  the Death Benefit must be paid out at least as rapidly as under the method then in effect.

A Beneficiary  has the  flexibility to take out more each year than required under the Minimum  Distribution  rules.  Until  withdrawn, amounts in an IRA,  403(b) or other  "qualified  investment"  continue  to be tax  deferred.  Amounts  withdrawn  each year,  including amounts  that are  required  to be  withdrawn  under the Minimum  Distribution  rules,  are  subject to tax.  You may wish to consult a professional  tax  advisor for tax advice as to your  particular  situation.  See the  section  entitled  "How are  Distributions  From
Qualified Contracts Taxed? - Minimum Distributions after age 70 1/2."

Upon election of this IRA Beneficiary Continuation option:

|X|      the Annuity contract will be continued in the Owner's name, for the benefit of the Beneficiary.
|X|      the Account Value will be equal to any Death Benefit  (including  any optional  Death Benefit) that would have been payable to the Beneficiary if they had taken a lump sum distribution.
|X|      the Beneficiary may request  transfers among  Sub-Accounts,  subject to the same limitations and restrictions  that applied to the Owner.  NOTE: The Sub-Accounts offered under the IRA Beneficiary Continuation option may be limited.
|X|      no additional Purchase Payments can be applied to the Annuity.
|X|      the basic Death Benefit and any optional Death Benefits elected by the Owner will no longer apply to the Beneficiary.
|X|      the Beneficiary can request a withdrawal of all or a portion of the Account Value at any time without application of a CDSC.
|X|      upon the death of the  Beneficiary,  any  remaining  Account  Value will be paid in a lump sum to the  person(s)  named by the
              Beneficiary.
|X|      all amounts in the Annuity must be paid out to the Beneficiary according to the Minimum Distribution rules described above.

Please contact  American  Skandia for additional  information on the  availability,  restrictions  and limitations that will apply to a
Beneficiary under the IRA Beneficiary Continuation option.

Are there any exceptions to these rules for paying the Death Benefit?
Yes, there are exceptions  that apply no matter how your Death Benefit is calculated.  There are exceptions to the Death Benefit if the decedent  was not the Owner or Annuitant  as of the Issue Date and did not become the Owner or  Annuitant  due to the prior  Owner's or
Annuitant's  death.  Any minimum  Death  Benefit that applies  will be  suspended  for a two-year  period from the date he or she first became Owner or  Annuitant.  After the two-year  suspension  period is  completed,  the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

When do you determine the Death Benefit?
We determine the amount of the Death Benefit as of the date we receive "due proof of death",  any  instructions we require to determine the method of payment and any other  written  representations  we require to determine  the proper  payment of the Death Benefit to all
Beneficiaries.  "Due proof of death" may include a certified  copy of a death  certificate,  a certified copy of a decree of a court of competent  jurisdiction as to the finding of death or other  satisfactory  proof of death.  Upon our receipt of "due proof of death" we automatically  transfer  the Death  Benefit to the AST Money Market  Sub-Account  until we further  determine  the universe of eligible
Beneficiaries.  Once the universe of eligible  Beneficiaries  has been  determined  each eligible  Beneficiary  may allocate his or her eligible share of the Death Benefit to the Sub-Accounts according to our rules.

Each  Beneficiary  must make an election as to the method they wish to receive their portion of the Death  Benefit.  Absent an election of a Death Benefit payment  method,  no Death Benefit can be paid to the  Beneficiary.  We may require  written  acknowledgment  of all named  Beneficiaries  before we can pay the Death  Benefit.  During the period  from the date of death  until we receive  all  required paper work, the amount of the Death Benefit may be subject to market fluctuations.

Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

NOTE:  You may not elect the Plus40(TM)Optional Life Insurance Rider if you have elected the Enhanced Beneficiary Protection Optional
Death Benefit.

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The life insurance  coverage  provided under the Plus40(TM)Optional Life Insurance Rider ("Plus40(TM)rider" or the "Rider") is supported by
American  Skandia's general account and is not subject to, or registered as a security under,  either the Securities Act of 1933 or the
Investment  Company Act of 1940.  Information  about the Plus40(TM)rider is included in this  Prospectus to help you understand the Rider and the  relationship  between the Rider and the value of your Annuity.  It is also included because you can elect to pay for the Rider with taxable  withdrawals  from your Annuity.  The staff of the Securities and Exchange  Commission has not reviewed this  information.
However,  the information may be subject to certain generally  applicable  provisions of the Federal securities laws regarding accuracy and completeness.
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The Plus40(TM)rider provides an income  tax-free life  insurance  benefit to your  Beneficiary(ies)  equal to 40% of the Account Value of your Annuity as of the date we receive due proof of death,  subject to certain  adjustments,  restrictions and  limitations.  The Rider may be  especially  useful in  offsetting  federal and state taxes  payable on any  taxable  gains in your  Annuity at the time of your death.  The Rider is available in addition to the death benefit  payable under the Annuity.  Whether the Rider is  appropriate  for you may depend on your particular  circumstances,  including other financial  resources that may be available to your  Beneficiary(ies)  to pay taxes on the gain in your Annuity  should you die during the  accumulation  period.  No amounts are payable  under the Rider if you die on or after the date your Account Value is applied to begin  receiving  annuity  payments or after you  surrender the Annuity.  The
Rider has no cash value.

Currently,  the  Plus40(TM)rider is only  offered and must be elected at the time that you  purchase  your  Annuity.  We may, at a later date, allow existing Annuity Owners to purchase the Plus40(TM)rider subject to our rules and any changes or restrictions.

Please refer to Appendix D for a more complete description of the Plus40(TM)rider.

VALUING YOUR INVESTMENT

HOW IS MY ACCOUNT VALUE DETERMINED?
During the  accumulation  period,  the Annuity has an Account Value.  The Account Value is determined  separately for each  Sub-account allocation and for each Fixed  Allocation.  The Account Value is the sum of the values of each Sub-account  allocation and the value of each Fixed  Allocation.  The Account  Value does not reflect any CDSC that may apply to a withdrawal  or  surrender.  The Account Value includes  any  Credits we applied  to your  Purchase  Payments  that we are  entitled  to recover  under  certain  circumstances.  When determining  the  Account  Value on any day other than 30 days prior to a Fixed  Allocation's  Maturity  Date,  the  Account  Value may
include any Market Value Adjustment that would apply to a Fixed Allocation (if withdrawn or transferred) on that day.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
The Surrender Value of your Annuity is the value  available to you on any day during the  accumulation  period.  The Surrender Value is equal to your Account Value minus any CDSC, the Annual  Maintenance  Fee and the charge for any optional  Death Benefit.  The Surrender
Value will also include any Market Value Adjustment that may apply.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?
When you allocate Account Value to a Sub-Account,  you are purchasing units of the Sub-account.  Each Sub-account  invests  exclusively in shares of an underlying  Portfolio.  The value of the Units fluctuate with the market  fluctuations of the Portfolios.  The value of the Units also reflect the daily accrual for the Insurance Charge.

Each  Valuation  Day,  we  determine  the price for a Unit of each  Sub-account,  called the "Unit  Price."  The Unit Price is used for determining  the  value of  transactions  involving  Units of the  Sub-accounts.  We  determine  the  number of Units  involved  in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

Example
Assume you allocate  $5,000 to a  Sub-account.  On the Valuation  Day you make the  allocation,  the Unit Price is $14.83.  Your $5,000 buys 337.154 Units of the  Sub-account.  Assume that later,  you wish to transfer $3,000 of your Account Value out of that  Sub-account and into  another  Sub-account.  On the  Valuation  Day you  request  the  transfer,  the Unit Price of the  original  Sub-account  has increased to $16.79.  To transfer  $3,000,  we sell 178.677  Units at the current Unit Price,  leaving you 158.477  Units.  We then buy
$3,000 of Units of the new Sub-account at the Unit Price of $17.83.  You would then have 168.255 Units of the new Sub-account.

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At the end of the 10th Annuity Year, we will process a transaction where the number of units attributed to your Annuity is decreased and the unit value of each unit of the Sub-accounts in which the Owner was invested in increased.  The adjustment in the number of units and unit values will not affect the Owner's Account Value.  Beginning on that date, your Account Value will fluctuate based on the change in the value of the units that only reflect the Insurance Charge.
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HOW DO YOU VALUE FIXED ALLOCATIONS?
During the Guarantee  Period,  we use the concept of an Interim  Value.  The Interim Value can be calculated on any day and is equal to the initial value  allocated to a Fixed  Allocation plus all interest  credited to a Fixed  Allocation as of the date  calculated.  The
Interim  Value does not include the impact of any Market  Value  Adjustment.  If you made any  transfers  or  withdrawals  from a Fixed
Allocation,  the Interim  Value will reflect the  withdrawal of those  amounts and any interest  credited to those amounts  before they were  withdrawn.  To  determine  the Account  Value of a Fixed  Allocation  on any day other than its  Maturity  Date,  we multiply the
Account Value of the Fixed Allocation times the Market Value Adjustment factor.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?
American  Skandia is generally open to process  financial  transactions  on those days that the New York Stock Exchange  (NYSE) is open for trading.  There may be  circumstances  where the NYSE does not open on a regularly  scheduled  date or time or closes at an earlier time  than  scheduled  (normally  4:00 p.m.  EST).  Financial  transactions  requested  before  the  close of the NYSE  which  meet our requirements  will be  processed  according  to the value next  determined  following  the close of  business.  Financial  transactions requested  on a  non-business  day or after the close of the NYSE  will be  processed  based on the  value  next  computed  on the next business day. There may be  circumstances  when the opening or closing time of the NYSE is different than other major stock  exchanges, such as NASDAQ or the American Stock  Exchange.  Under such  circumstances,  the closing time of the NYSE will be used when valuing and processing transactions.

There may be circumstances where the NYSE is open, however,  due to inclement weather,  natural disaster or other circumstances  beyond our control,  our offices may be closed or our business  processing  capabilities may be restricted.  Under those  circumstances,  your
Account  Value may  fluctuate  based on  changes in the Unit  Values,  but you may not be able to  transfer  Account  Value,  or make a purchase or redemption request.

The NYSE is closed on the following  nationally  recognized  holidays:  New Year's Day, Martin Luther King, Jr. Day,  Presidents'  Day,
Good Friday,  Memorial  Day,  Independence  Day,  Labor Day,  Thanksgiving,  and  Christmas.  On those  dates,  we will not process any financial transactions involving purchase or redemption orders.

American Skandia will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
|X|      trading on the NYSE is restricted;
|X|      an emergency exists making redemption or valuation of securities held in the separate account impractical; or
|X|      the SEC, by order, permits the suspension or postponement for the protection of security holders.

Initial Purchase  Payments:  We are required to allocate your initial  Purchase  Payment to the Sub-accounts  within two (2) days after we receive all of our  requirements  to issue the  Annuity.  If we do not have all the required  information  to allow us to issue your
Annuity,  we may retain the Purchase Payment while we try to reach you or your  representative  to obtain all of our  requirements.  If we are unable to obtain all of our required  information  within five (5) days, we are required to return the Purchase  Payment at that time, unless you specifically  consent to our retaining the Purchase Payment while we gather the required  information.  Once we obtain the required  information,  we will invest the Purchase  Payment and issue the Annuity  within two (2) days.  During any period that we are trying to obtain the required information, your money is not invested.

Additional  Purchase  Payments:  We will apply any  additional  Purchase  Payments on the  Valuation  Day that we receive the  Purchase
Payment with satisfactory allocation instructions.

Scheduled  Transactions:  "Scheduled"  transactions include transfers under a Dollar Cost Averaging,  rebalancing,  or asset allocation program,  Systematic  Withdrawals,  Minimum  Distributions or annuity payments.  Scheduled  transactions are processed and valued as of the date they are  scheduled,  unless the scheduled day is not a Valuation  Day. In that case,  the  transaction  will be processed and valued on Valuation Day prior to the scheduled transaction date.

Unscheduled  Transactions:  "Unscheduled"  transactions include any other non-scheduled  transfers and requests for Partial Withdrawals or Free  Withdrawals or Surrenders.  Unscheduled  transactions  are processed and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

Medically-related  Surrenders & Death Benefits:  Medically-related  surrender  requests and Death Benefit claims require our review and evaluation  before  processing.  We price such  transactions  as of the date we receive at our Office all supporting  documentation  we require for such transaction and that are satisfactory to us.

Transactions in ProFunds VP Sub-accounts:  Generally,  purchase or redemption  orders or transfer requests must be received by us by no later  than the close of the New York  Stock  Exchange  to be  processed  on the  current  Valuation  Day.  However,  any  purchase  or redemption  order or transfer  request  involving the ProFunds VP  Sub-accounts  must be received by us no later than one hour prior to any  announced  closing of the  applicable  securities  exchange  (generally,  3:00 p.m.  Eastern  time) to be processed on the current
Valuation  Day. The "cut-off"  time for such  financial  transactions  involving a ProFunds VP  Sub-account  will be extended to1/2hour prior to any announced  closing  (generally,  3:30 p.m.  Eastern  time) for  transactions  submitted  electronically  through  American
Skandia's Internet website  (www.americanskandia.com).  You cannot request a transaction involving the purchase, redemption or transfer of Units in one of the ProFunds VP Sub-accounts  between the applicable "cut-off" time and 4:00 p.m.  Transactions  received after 4:00
p.m. will be treated as received by us on the next Valuation Day.

TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?
Following  is a brief  summary of some of the Federal tax  considerations  relating to this  Annuity.  However,  since the tax laws are complex and tax  consequences are affected by your individual  circumstances,  this summary of our  interpretation  of the relevant tax laws is not intended to be fully  comprehensive  nor is it intended as tax advice.  Therefore,  you may wish to consult a  professional tax advisor for tax advice as to your particular situation.

HOW ARE AMERICAN SKANDIA AND THE SEPARATE ACCOUNTS TAXED?
The Separate  Accounts are taxed as part of American  Skandia.  American  Skandia is taxed as a life  insurance  company  under Part I, subchapter L of the Code.  No taxes are due on interest,  dividends and  short-term  or long-term  capital gains earned by the Separate
Accounts with respect to the Annuities.

IN GENERAL, HOW ARE ANNUITIES TAXED?
Section 72 of the Code governs the taxation of annuities in general.  Taxation of the Annuity will depend in large part on:

1.       whether the Annuity is used by:
|X|      a qualified  pension plan,  profit sharing plan or other retirement  arrangement that is eligible for special  treatment under the Code (for purposes of this discussion, a "Qualified Contract"); or
|X|      an individual or a corporation, trust or partnership (a "Non-qualified Contract"); and

2.       whether the Owner is:
|X|      an individual person or persons; or
|X|      an entity including a corporation, trust or partnership.

Individual  Ownership:  If one or more  individuals own an Annuity,  the Owner of the Annuity is generally not taxed on any increase in the  value of the  Annuity  until an  amount is  received  (a  "distribution").  This is  commonly  referred  to as "tax  deferral".  A distribution  can be in the form of a lump sum payment  including  payment of a Death Benefit,  or in annuity payments under one of the annuity payment options.  Certain other transactions may qualify as a distribution and be subject to taxation.

Entity  Ownership:  If the  Annuity is owned by an entity and is not a Qualified  Contract,  generally  the Owner of the  Annuity  must currently  include any increase in the value of the Annuity during a tax year in its gross income.  An exception from current  taxation applies for annuities  held by an employer with respect to a terminated  tax-qualified  retirement  plan, a trust holding an annuity as an agent for a natural person,  or by a decedent's  estate by reason of the death of the decedent.  A tax-exempt entity for Federal tax purposes will not be subject to income tax as a result of this provision.

HOW ARE DISTRIBUTIONS TAXED?
Distributions from an Annuity are taxed as ordinary income and not as capital gains.

Distributions  Before  Annuitization:  Distributions  received before annuity payments begin are generally treated as coming first from
"income on the contract" and then as a return of the "investment in the contract".  The amount of any  distribution  that is treated as receipt of "income on the  contract" is includible in the  taxpayer's  gross income and taxable in the year it is received.  The amount of any distribution treated as a return of the "investment in the contract" is not includible in gross income.

|X|      "Income on the contract" is calculated by  subtracting  the taxpayer's  "investment in the contract" from the aggregate  value of all "related contracts" (discussed below).
|X|      "Investment  in the  contract"  is  equal  to  total  purchase  payments  for  all  "related  contracts"  minus  any  previous distributions  or  portions  of such  distributions  from such  "related  contracts"  that were not  includible  in gross  income.
     "Investment  in the contract" may be affected by whether an annuity or any "related  contract" was purchased as part of a tax-free exchange of life insurance,  endowment,  or annuity contracts under Section 1035 of the Code. The "investment in the contract" for a Qualified Contract will be considered zero for tax reporting purposes.

Distributions  After  Annuitization:  A portion of each  annuity  payment  received  on or after the  Annuity  Date will  generally  be taxable.  The taxable  portion of each annuity  payment is determined by a formula which  establishes the ratio that the "investment in the contract"  bears to the total value of annuity  payments to be made.  This is called the  "exclusion  ratio." The investment in the contract is excluded from gross income.  Any portion of an annuity  payment  received that exceeds the exclusion ratio will be entirely includible in gross income.  The formula for  determining  the exclusion  ratio differs  between fixed and variable  annuity  payments.
When annuity  payments  cease because of the death of the person upon whose life  payments are based and, as of the date of death,  the amount of annuity  payments  excluded from taxable income by the exclusion ratio does not exceed the "investment in the contract," then the remaining portion of unrecovered investment is allowed as a deduction by the beneficiary in the tax year of such death.

Penalty  Tax on  Distributions:  Generally,  any  distribution  from an  annuity  not used in  conjunction  with a  Qualified  Contract
(Qualified  Contracts  are  discussed  below) is  subject to a penalty  equal to 10% of the amount  includible  in gross  income.  This penalty does not apply to certain distributions, including:
|X|      Distributions made on or after the taxpayer has attained age 591/2;
|X|      Distributions made on or after the death of the contract owner, or, if the owner is an entity, the death of the annuitant;
|X|      Distributions attributable to the taxpayer's becoming disabled;
|X|      Distributions  which are part of a series of  substantially  equal periodic  payments for the life (or life expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's Beneficiary);
|X|      Distributions of amounts which are treated as "investments in the contract" made prior to August 14, 1982;
|X|      Payments under an immediate annuity as defined in the Code;
|X|      Distributions under a qualified funding asset under Code Section 130(d); or
|X|      Distributions  from an annuity  purchased by an employer on the  termination  of a qualified  pension plan that is held by the employer until the employee separates from service.

Special  rules  applicable to "related  contracts":  Contracts  issued by the same insurer to the same  contract  owner within the same calendar year (other than certain contracts owned in connection with a tax-qualified  retirement  arrangement) are to be treated as one annuity  contract  when  determining  the  taxation of  distributions  before  annuitization.  We refer to these  contracts as "related contracts."  In  situations  involving  related  contracts we believe that the values under such  contracts  and the  investment in the contracts will be added together to determine the proper taxation of a distribution  from any one contract  described under the section
"Distributions before  Annuitization."  Generally,  distributions will be treated as coming first from income on the contract until all of the income on all such  related  contracts is  withdrawn,  and then as a return of the  investment  in the  contract.  There is some uncertainty  regarding the manner in which the Internal  Revenue  Service would view related  contracts  when one or more contracts are immediate  annuities or are contracts that have been annuitized.  The Internal Revenue Service has not issued guidance  clarifying this issue as of the date of this Prospectus.  You are particularly cautioned to seek advice from your own tax advisor on this matter.

Special concerns regarding  "substantially equal periodic payments":  (also known as "72(t)" or "72(q)" distributions) Any modification to a program of distributions  which are part of a series of substantially  equal periodic  payments that occur before the later of the taxpayer  reaching age 59 1/2or five (5) years from the first of such  payments will result in the  requirement  to pay the 10% premature distribution  penalty that would have been due had the payments  been treated as subject to the 10% premature  distribution  penalty in the years received,  plus interest.  This does not apply when the  modification is by reason of death or disability.  American  Skandia does not currently support a section 72(q) program.

Special concerns  regarding  immediate  annuities:  The Internal Revenue Service has ruled that the immediate  annuity exception to the
10% penalty  described above under "Penalty Tax on Distributions"  for  "non-qualified"  immediate  annuities as defined under the Code may not apply to annuity payments under a contract  recognized as an immediate  annuity under state insurance law obtained  pursuant to an exchange of a contract if: (a) purchase  payments for the  exchanged  contract were  contributed  or deemed to be  contributed  more than one year prior to the annuity  starting  date under the  immediate  annuity;  and (b) the  annuity  payments  under the  immediate annuity do not meet the requirements of any other exception to the 10% penalty.

Special rules in relation to tax-free  exchanges under Section 1035:  Section 1035 of the Code permits certain tax-free  exchanges of a life  insurance,  annuity or  endowment  contract  for an annuity.  If an annuity is  purchased  through a tax-free  exchange of a life insurance,  annuity or endowment  contract that was purchased  prior to August 14, 1982, then any  distributions  other than as annuity payments will be considered to come:
|X|

First, from the amount of "investment in the contract" made prior to August 14, 1982 and exchanged into the annuity;
|X|      Then,  from any  "income on the  contract"  that is  attributable  to the  purchase  payments  made  prior to August 14,  1982
       (including income on such original purchase payments after the exchange);
|X|      Then, from any remaining "income on the contract"; and
|X|      Lastly, from the amount of any "investment in the contract" made after August 13, 1982.

Therefore,  to the extent a  distribution  is equal to or less than the  remaining  investment in the contract made prior to August 14,
1982,  such  amounts are not  included  in taxable  income.  Further,  distributions  received  that are  considered  to be a return of investment on the contract from purchase  payments  made prior to August 14, 1982,  such  distributions  are not subject to the 10% tax penalty.  In all other respects,  the general  provisions of the Code apply to distributions from annuities obtained as part of such an exchange.

Partial  surrenders may be treated in the same way as tax-free 1035 exchanges of entire contracts,  therefore avoiding current taxation of any gains in the  contract as well as the 10% IRS tax penalty on pre-age 59 1/2withdrawals.  The IRS has  reserved the right to treat transactions it considers  abusive as ineligible for this favorable partial 1035 exchange  treatment.  We do not know what transactions may be  considered  abusive.  For example,  we do not know how the IRS may view early  withdrawals  or  annuitizations  after a partial exchange.  As of the date of this  prospectus,  we will  treat a partial  surrender  of this type  involving  a  non-qualified  annuity contract as a "tax-free"  exchange for future tax  reporting  purposes,  except to the extent that we, as a reporting  and  withholding agent,  believe that we would be expected to deem the transaction to be abusive.  However,  some insurance  companies may not recognize these partial  surrenders as tax-free  exchanges and may report them as taxable  distributions to the extent of any gain distributed as well as  subjecting  the taxable  portion of the  distribution  to the 10% IRS early  distribution  penalty.  We  strongly  urge you to discuss any transaction of this type with your tax advisor before proceeding with the transaction.

There is no guidance from the Internal  Revenue  Service as to whether a partial  exchange from a life  insurance  contract is eligible for  non-recognition  treatment  under  Section 1035 of the Code. We will  continue to report a partial  surrender of a life  insurance policy as subject to current  taxation to the extent of any gain. In addition,  please be cautioned that no specific  guidance has been provided as to the impact of such a transaction for the remaining life insurance policy,  particularly as to the subsequent  methods to be used to test for compliance  under the Code for both the  definition of life  insurance and the  definition of a modified  endowment contract.

Special  Considerations  for  Purchasers  of the  Enhanced  Beneficiary  Protection  Optional  Death  Benefit:  As of the  date of this
Prospectus,  it is our understanding  that the charges related to the optional Death Benefit are not subject to current taxation and we will not report them as such.  However,  the IRS could take the position  that these charges  should be treated as partial  withdrawals subject  to  current  taxation  to the extent of any gain and,  if  applicable,  the 10% tax  penalty.  We reserve  the right to report charges for the optional Death Benefit as partial  withdrawals if we, as a reporting and  withholding  agent,  believe that we would be expected to report them as such.

WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?
An annuity may be suitable as a funding vehicle for various types of  tax-qualified  retirement  plans.  We have provided  summaries of the types of  tax-qualified  retirement plans with which we may issue an Annuity.  These summaries  provide general  information  about the tax rules and are not intended to be complete  discussions.  The tax rules regarding  qualified plans are complex.  These rules may include limitations on contributions and restrictions on distributions,  including  additional taxation of distributions and additional penalties.  The terms and conditions of the  tax-qualified  retirement plan may impose other  limitations and restrictions  that are in addition  to the  terms of the  Annuity.  The  application  of these  rules  depends  on  individual  facts and  circumstances.  Before purchasing  an Annuity  for use in a  qualified  plan,  you should  obtain  competent  tax  advice,  both as to the tax  treatment  and suitability  of such an  investment.  American  Skandia  does not offer all of its  annuities  to all of these  types of  tax-qualified retirement plans.

Corporate  Pension  and  Profit-sharing  Plans:  Annuities  may be used to fund  employee  benefits  of various  corporate  pension and profit-sharing  plans  established by corporate  employers under Section 401(a) of the Code including  401(k) plans.  Contributions  to such plans are not taxable to the employee  until  distributions  are made from the retirement  plan.  The Code imposes  limitations on the  amount  that may be  contributed  and the  timing of  distributions.  The tax  treatment  of  distributions  is subject to special provisions of the Code,  and also depends on the design of the specific  retirement  plan.  There are also special  requirements  as to participation, nondiscrimination, vesting and nonforfeitability of interests.

H.R.  10 Plans:  Annuities  may also be used to fund  benefits  of  retirement  plans  established  by  self-employed  individuals  for themselves  and their  employees.  These are commonly  known as "H.R.  10 Plans" or "Keogh  Plans".  These plans are subject to most of the same types of limitations and requirements as retirement  plans  established by corporations.  However,  the exact  limitations and requirements may differ from those for corporate plans.

Tax Sheltered  Annuities:  Under Section 403(b) of the Code, a tax sheltered annuity ("TSA") is a contract into which contributions may be made by certain  qualifying  employers  such as public schools and certain  charitable,  educational  and  scientific  organizations specified  in Section  501(c)(3)  for the  benefit of their  employees.  Such  contributions  are not  taxable  to the  employee  until distributions  are made from the TSA.  The Code  imposes  limits  on  contributions,  transfers  and  distributions.  Nondiscrimination requirements also apply.

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Under a TSA, you may be  prohibited  from taking  distributions  from the contract  attributable  to  contributions  made pursuant to a salary reduction agreement unless the distribution is made:
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|X|      After the participating employee attains age 59 1/2;
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|X|      Upon separation from service, death or disability; or
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|X|      In the case of financial hardship (subject to restrictions).
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Section 457 Plans:  Under Section 457 of the Code,  deferred  compensation  plans  established  by  governmental  and certain other tax exempt employers for their employees may invest in annuity  contracts.  The Code limits  contributions and  distributions,  and imposes eligibility  requirements as well.  Contributions  are not taxable to employees until distributed from the plan.  However,  plan assets remain the  property of the  employer  and are subject to the claims of the  employer's  general  creditors  until such assets are made available to participants or their beneficiaries.

Individual  Retirement  Programs or "IRAs":  Section 408 of the Code allows eligible  individuals to maintain an individual  retirement account or  individual  retirement  annuity  ("IRA").  IRAs are  subject to  limitations  on the amount  that may be  contributed,  the contributions  that may be deducted  from  taxable  income,  the persons  who may be  eligible  to  establish  an IRA and the time when distributions  must  commence.  Further,  an Annuity may be  established  with  "roll-over"  distributions  from certain  tax-qualified retirement plans and maintain the tax-deferred status of these amounts.

Roth  IRAs:  A form of IRA is also  available  called  a "Roth  IRA".  Contributions  to a Roth  IRA are not tax  deductible.  However, distributions  from a Roth IRA are free from  Federal  income  taxes and are not  subject to the 10%  penalty tax if five (5) tax years have passed since the first  contribution  was made or any conversion from a traditional IRA was made and the  distribution is made (a)
                                                                                                      ---
once the taxpayer is age 59 1/2or older,  (b) upon the death or disability of the taxpayer,  or (c) for qualified  first-time  home buyer expenses,  subject to certain  limitations.  Distributions  from a Roth IRA that are not  "qualified" as described above may be subject to Federal income and penalty taxes.

Purchasers  of IRAs  and  Roth  IRAs  will  receive  a  special  disclosure  document,  which  describes  limitations  on  eligibility, contributions,  transferability  and distributions.  It also describes the conditions under which distributions from IRAs and qualified plans may be rolled  over or  transferred  into an IRA on a  tax-deferred  basis and the  conditions  under  which  distributions  from traditional IRAs may be rolled over to, or the traditional IRA itself may be converted into, a Roth IRA.

SEP IRAs:  Eligible  employers  that  meet  specified  criteria  may  establish  Simplified  Employee  Pensions  or SEP IRAs.  Employer
contributions  that may be made to employee  SEP IRAs are larger than the amounts  that may be  contributed  to other IRAs,  and may be deductible to the employer.

HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?
Distributions  from  Qualified  Contracts  are  generally  taxed under  Section 72 of the Code.  Under these  rules,  a portion of each distribution  may be  excludable  from income.  The  excludable  amount is the  proportion  of a  distribution  representing  after-tax contributions.  Generally,  a 10% penalty tax applies to the taxable portion of a distribution from a Qualified  Contract made prior to age 59 1/2.  However, the 10% penalty tax does not apply when the distribution:
|X|      is part of a properly executed transfer to another IRA or another eligible qualified account;
|X|      is subsequent to the death or  disability  of the taxpayer (for this purpose  disability is as defined in Section  72(m)(7) of the Code);
|X|      is part of a series of substantially  equal periodic  payments to be paid not less frequently than annually for the taxpayer's life or life expectancy or for the joint lives or life expectancies of the taxpayer and a designated beneficiary;
|X|      is subsequent to a separation from service after the taxpayer attains age 55*;
|X|      does not exceed the employee's allowable deduction in that tax year for medical care*;
|X|      is made to an alternate payee pursuant to a qualified domestic relations order*; and
|X|      is made pursuant to an IRS levy.

The exceptions above which are followed by an asterisk (*) do not apply to IRAs.  Certain other exceptions may be available.

Minimum  Distributions  after age 70 1/2: A participant's  interest in a Qualified Contract must generally be distributed,  or begin to be distributed, by the "required beginning date".  This is April 1st of the calendar year following the later of:
|X|      the calendar year in which the individual attains age 70 1/2; or
|X|      the calendar year in which the individual  retires from service with the employer  sponsoring the plan. The retirement  option is not available to IRAs.

The IRS has released  proposed  Treasury  regulations  containing  new Minimum  Distribution  rules.  Under the new rules,  the Minimum
Distribution  amount  will be  lower  for the vast  majority  of  individuals.  The new  rules  are  available,  at the  option  of the individual,  for  Minimum  Distributions  required  in the year 2001.  For  Minimum  Distributions  required  in 2002 and  beyond,  the individual must utilize the new Minimum Distribution rules.

Under existing Minimum Distribution rules, the participant's  entire interest must be distributed  beginning no later than the required beginning  date over a period which may not extend  beyond a maximum of the life or life  expectancy  of the  participant  (or the life expectancies  of the owner and a  designated  beneficiary).  Each  annual  distribution  must equal or exceed a  "minimum  distribution amount" which is determined by dividing the account value by the applicable life  expectancy or pursuant to an annuity  payout.  If the account  balance is used,  it  generally  is based upon the Account  Value as of the close of business on the last day of the  previous calendar year.

If the  participant  dies  before  reaching  his or her  "required  beginning  date",  his or her entire  interest  must  generally  be distributed  within five (5) years of death.  However,  this rule will be deemed satisfied if  distributions  begin before the close of the calendar  year  following  death to a designated  beneficiary  (or over a period not  extending  beyond the life  expectancy of the beneficiary).  If the Beneficiary is the individual's  surviving  spouse,  distributions  may be delayed until the deceased owner would have  attained  age 701/2. A  surviving  spouse  would also have the option to assume the IRA as his or her own if he or she is the sole designated  beneficiary.  If a  participant  dies  after  reaching  his or her  required  beginning  date or after  distributions  have commenced,  the  individual's  interest must generally be distributed at least as rapidly as under the method of distribution in effect at the time of the individual's death.

If the amount  distributed is less than the minimum required  distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

Under the new Minimum  Distribution  rules, a uniform life expectancy  table will be utilized by all  participants  except those with a spouse who is more than ten (10) years younger than the  participant.  In that case,  the new rules permit the  participant  to utilize the actual life  expectancies of the participant and the spouse.  In addition,  the designated  beneficiary  under the new rules is not determined  until  December 31 of the year  following  the year of the  participant's  death.  In most cases,  the  beneficiary  may be changed during the participant's  lifetime with no affect on the Minimum  Distributions.  At death, the designated Beneficiary may take
Minimum  Distributions over his/her life expectancy or in a lump sum. In the absence of a designated  beneficiary,  the beneficiary may take a lump sum or distributions over five (5) years.

It is important to note that the new Minimum  Distribution  rules may not apply to certain  qualified  retirement plans (at this time), but currently generally apply to IRA's and 403(b)'s.

GENERAL TAX CONSIDERATIONS

Diversification:  Section 817(h) of the Code provides that a variable annuity  contract,  in order to qualify as an annuity,  must have an "adequately  diversified"  segregated  asset account  (including  investments  in a mutual fund by the  segregated  asset account of insurance  companies).  If the  diversification  requirements  under the Code are not met and the annuity is not treated as an annuity, the taxpayer  will be subject to income tax on the annual gain in the contract.  The Treasury  Department's  regulations  prescribe the diversification  requirements for variable annuity  contracts.  We believe the underlying mutual fund portfolios should comply with the terms of these regulations.

Transfers Between Investment  Options:  Transfers between investment options are not subject to taxation.  The Treasury  Department may promulgate  guidelines  under which a variable  annuity will not be treated as an annuity for tax  purposes if persons  with  ownership rights have  excessive  control over the  investments  underlying  such variable  annuity.  Such  guidelines may or may not address the number of investment options or the number of transfers between  investment  options offered under a variable annuity.  It is not known whether such  guidelines,  if in fact  promulgated,  would have  retroactive  effect.  It is also not known what effect,  if any,  such guidelines may have on transfers  between the investment  options of the Annuity offered pursuant to this Prospectus.  We will take any action, including modifications to your Annuity or the Sub-accounts, required to comply with such guidelines if promulgated.

Federal Income Tax  Withholding:  Section 3405 of the Code provides for Federal income tax withholding on the portion of a distribution which is  includible  in the gross  income of the  recipient.  Amounts  to be  withheld  depend  upon the  nature of the  distribution.
However,  under most  circumstances  a  recipient  may elect not to have income  taxes  withheld  or have  income  taxes  withheld at a different rate by filing a completed election form with us.

Certain distributions,  known as eligible rollover  distributions,  from Qualified Contracts,  are subject to automatic 20% withholding for Federal income taxes.  The following distributions are not eligible rollover distributions and not subject to 20% withholding::
|X|      any portion of a distribution paid as Minimum Distributions;
|X|      direct transfers to the trustee of another retirement plan;
|X|      distributions from an individual retirement account or individual retirement annuity;
|X|      distributions  made as  substantially  equal  periodic  payments for the life or life  expectancy  of the  participant  in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan;
|X|      distributions that are part of a series of substantial periodic payments pursuant to Section 72(q) or 72(t) of the Code; and
|X|      certain other distributions where automatic 20% withholding may not apply.

Loans,  Assignments and Pledges:  Any amount received directly or indirectly as a loan from, or any assignment or pledge of any portion of the value of, an  annuity  before  annuity  payments  have  begun are  treated  as a  distribution  subject  to  taxation  under the distribution  rules set forth above.  Any gain in an annuity on or after the  assignment or pledge of an entire  annuity and while such assignment  or pledge  remains in effect is treated as "income on the  contract" in the year in which it is earned.  For  annuities not issued as Qualified  Contracts,  the cost basis of the annuity is increased by the amount of any  assignment  or pledge  includible  in gross  income.  The cost basis is not affected by any  repayment of any loan for which the annuity is  collateral  or by payment of any interest thereon.

Gifts:  The gift of an annuity to someone other than the spouse of the owner (or former spouse  incident to a divorce) is treated,  for income tax purposes, as a distribution.

Estate and Gift Tax  Considerations:  You should obtain competent tax advice with respect to possible federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

Generation-Skipping  Transfers:  Under the Code certain taxes may be due when all or part of an annuity is  transferred  to, or a death benefit is paid to, an  individual  two or more  generations  younger than the contract  holder.  These  generation-skipping  transfers generally  include those subject to federal  estate or gift tax rules.  There is an aggregate $1 million  exemption  from taxes for all such  transfers.  We may be required to determine  whether a transaction  is a direct skip as defined in the Code and the amount of the resulting  tax. We will  deduct  from your  Annuity or from any  applicable  payment  treated as a direct skip any amount of tax we are required to pay.

Considerations for Contingent  Annuitants:  There may be adverse tax consequences if a contingent  annuitant succeeds an annuitant when the Annuity is owned by a trust that is neither tax exempt nor qualifies for preferred  treatment  under certain  sections of the Code.
In general,  the Code is designed to prevent indefinite  deferral of tax.  Continuing the benefit of tax deferral by naming one or more contingent  annuitants when the Annuity is owned by a non-qualified  trust might be deemed an attempt to extend the tax deferral for an indefinite  period.  Therefore,  adverse tax treatment may depend on the terms of the trust, who is named as contingent  annuitant,  as well as the  particular  facts and  circumstances.  You should  consult your tax advisor  before  naming a contingent  annuitant if you expect to use an Annuity in such a fashion.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any  statements and reports  required by applicable  law or regulation to you at your last known address of record.  You should therefore  give us prompt  notice of any address  change.  We reserve  the right,  to the extent  permitted  by law and subject to your prior consent, to provide any prospectus, prospectus supplements,  confirmations,  statements and reports required by applicable law or regulation to you through our Internet Website at  http://www.americanskandia.com  or any other electronic means,  including  diskettes or CD ROMs.  We send a  confirmation  statement  to you each  time a  transaction  is made  affecting  Account  Value,  such as  making additional  Purchase  Payments,  transfers,  exchanges  or  withdrawals.  We also send  quarterly  statements  detailing  the  activity affecting  your Annuity  during the calendar  quarter.  You may request  additional  reports.  We reserve the right to charge up to $50 for each such  additional  report.  Instead of  immediately  confirming  transactions  made pursuant to some type of periodic  transfer program (such as a dollar cost averaging program) or a periodic Purchase Payment program,  such as a salary reduction  arrangement,  we may confirm such transactions in quarterly statements.  You should review the information in these statements carefully.

All errors or  corrections  must be reported to us at our Office as soon as possible to assure proper  accounting to your Annuity.  For transactions  that are confirmed  immediately,  we assume all  transactions  are accurate unless you notify us otherwise within 10 days from the date you receive the  confirmation.  For  transactions  that are first  confirmed on the  quarterly  statement,  we assume all transactions  are accurate  unless you notify us within 10 days from the date you receive the  quarterly  statement.  All  transactions confirmed  immediately or by quarterly  statement are deemed  conclusive after the applicable 10-day period. We may also send an annual report and a  semi-annual  report  containing  applicable  financial  statements  for the Separate  Account and the  Portfolios,  as of
December 31 and June 30,  respectively,  to Owners or, with your prior consent,  make such documents available  electronically  through our Internet Website or other electronic means.

WHO IS AMERICAN SKANDIA?
American  Skandia Life Assurance  Corporation  ("American  Skandia") is a stock life insurance  company  domiciled in Connecticut  with licenses in all 50 states and the District of Columbia.  American  Skandia is a  wholly-owned  subsidiary  of American  Skandia,  Inc., whose ultimate parent is Skandia  Insurance  Company Ltd., a Swedish company.  American Skandia markets its products to  broker-dealers and financial  planners  through an internal field marketing  staff. In addition,  American  Skandia markets through and in conjunction with financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.

American  Skandia is in the business of issuing  variable annuity and variable life insurance  contracts.  American  Skandia  currently offers the  following  products:  (a) flexible  premium  deferred  annuities  and single  premium  fixed  deferred  annuities  that are registered  with the SEC; (b) certain other fixed deferred  annuities that are not registered  with the SEC; (c) certain group variable annuities  that are exempt from  registration  with the SEC that serve as funding  vehicles for various types of qualified  pension and profit sharing plans;  (d) a single premium  variable life insurance policy that is registered with the SEC; and (e) a flexible premium life  insurance  policy that is registered  with the SEC. No company other than American  Skandia has any legal  responsibility  to pay amounts that it owes under its variable annuity and variable life insurance contracts.

WHAT ARE SEPARATE ACCOUNTS?
The  separate  accounts are where  American  Skandia sets aside and invests the assets of some of our  Annuities.  In the  accumulation period,  assets  supporting  Account Values of the Annuities are held in separate  accounts  established under the laws of the State of
Connecticut.  We are the legal  owner of assets in the  separate  accounts.  In the  payout  phase,  assets  supporting  fixed  annuity payments and any adjustable  annuity payments we make available are held in our general account.  Income,  gains and losses from assets allocated to these  separate  accounts are credited to or charged  against each such separate  account  without regard to other income, gains or losses of American Skandia or of any other of our separate  accounts.  These assets may only be charged with liabilities which arise from the Annuities  issued by American  Skandia.  The amount of our obligation in relation to allocations to the  Sub-accounts is
based  on  the  investment  performance  of  such  Sub-accounts.   However,  the  obligations  themselves  are  our  general  corporate obligations.

Separate Account B
During the accumulation  period, the assets supporting  obligations based on allocations to the variable investment options are held in
Class 9 Sub-accounts  of American  Skandia Life Assurance  Corporation  Variable  Account B, also referred to as "Separate  Account B".
Separate  Account  B  consists  of  multiple  Sub-accounts.  The  name of each  Sub-account  generally  corresponds  to the name of the underlying  Portfolio.  Separate Account B was established by us pursuant to Connecticut  law.  Separate Account B also holds assets of other  annuities  issued by us with values and benefits that vary  according to the investment  performance of Separate  Account B. The
Sub-accounts  of this Annuity are all Class 9 Sub-accounts  of Separate  Account B. Each class of  Sub-accounts  in Separate  Account B has a different level of charges  assessed  against such  Sub-accounts.  You will find additional  information  about these  underlying mutual funds and portfolios in the prospectuses for such funds.

Separate  Account  B is  registered  with the SEC  under  the  Investment  Company  Act of 1940  ("Investment  Company  Act") as a unit investment trust, which is a type of investment company.  The SEC does not supervise  investment  policies,  management or practices of
Separate Account B.  Each Sub-account invests only in a single mutual fund or mutual fund portfolio.

We reserve the right to make changes to the  Sub-accounts  available  under the Annuity as we determine  appropriate.  We may offer new
Sub-accounts,  eliminate  Sub-accounts,  or combine  Sub-accounts at our sole discretion.  We may also close Sub-accounts to additional
Purchase  Payments on existing  Annuity  contracts or close  Sub-accounts  for Annuities  purchased on or after specified dates. We may also substitute an underlying  mutual fund or portfolio of an underlying  mutual fund for another  underlying  mutual fund or portfolio of an  underlying  mutual fund,  subject to our receipt of any  exemptive  relief that we are  required to obtain under the  Investment
Company Act of 1940.  We will notify Owners of changes we make to the Sub-accounts available under the Annuity.

Values and benefits based on allocations to the Sub-accounts  will vary with the investment  performance of the underlying mutual funds or fund  portfolios,  as applicable.  We do not guarantee the investment  results of any  Sub-account.  Your Account Value allocated to the  Sub-accounts  may increase or decrease.  You bear the entire  investment  risk.  There is no assurance  that the Account  Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.

Separate Account D
During the  accumulation  period,  assets  supporting our  obligations  based on Fixed  Allocations  are held in American  Skandia Life
Assurance  Corporation  Separate  Account D, also referred to as Separate  Account D. Such  obligations are based on the fixed interest rates we credit to Fixed  Allocations  and the terms of the Annuities.  These  obligations do not depend on the investment  performance of the assets in Separate Account D.  Separate Account D was established by us pursuant to Connecticut law.

There are no units in  Separate  Account  D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An  Annuity  Owner who allocates  a portion of their  Account  Value to  Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely  to us.  We  retain  the risk that the value of the  assets in
Separate  Account D may drop below the  reserves and other  liabilities  we must  maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities  we must  maintain in relation to the  annuities  supported by such assets,  we will transfer  assets from our general account to Separate  Account D to make up the  difference.  We have the right to transfer to our general  account any assets of Separate  Account D in excess of such  reserves and other  liabilities.  We maintain  assets in Separate
Account D supporting a number of annuities we offer.

We currently employ  investment  managers to manage the assets  maintained in Separate Account D. Each manager we employ is responsible for  investment  management  of a different  portion of Separate  Account D. From time to time  additional  investment  managers may be employed or investment  managers may cease being  employed.  We are under no obligation to employ or continue to employ any  investment manager(s) and have sole discretion over the investment managers we retain.

We are not  obligated to invest  according to specific  guidelines  or strategies  except as may be required by  Connecticut  and other state insurance laws.

WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?
Each underlying  mutual fund is registered as an open-end  management  investment  company under the Investment  Company Act. Shares of the  underlying  mutual fund  portfolios  are sold to separate  accounts of life  insurance  companies  offering  variable  annuity and variable life insurance products.  The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights
We are the legal owner of the shares of the underlying  mutual funds in which the Sub-accounts  invest.  However,  under SEC rules, you have voting rights in relation to Account Value  maintained in the  Sub-accounts.  If an underlying  mutual fund  portfolio  requests a vote of  shareholders,  we will vote our shares in the manner  directed by Owners with Account  Value  allocated  to that  Sub-account.
Owners have the right to vote an amount equal to the number of shares  attributable  to their  contracts.  If we do not receive  voting instructions  in relation to certain  shares,  we will vote those shares in the same manner and  proportion  as the shares for which we have received  instructions.  We will furnish those Owners who have Account Value allocated to a Sub-account  whose  underlying  mutual fund  portfolio  has  requested  a "proxy"  vote  with  proxy  materials  and the  necessary  forms to  provide  us with  their  voting instructions.  Generally,  you will be asked to  provide  instructions  for us to vote on  matters  such as  changes  in a  fundamental investment  strategy,  adoption of a new investment advisory  agreement,  or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

American  Skandia  Trust (the  "Trust")  has  obtained an  exemption  from the  Securities  and  Exchange  Commission  that permits its investment adviser, American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval by the Board of Trustees of the
Trust, to change sub-advisors for a Portfolio and to enter into new sub-advisory  agreements,  without obtaining  shareholder  approval of the changes.  This exemption (which is similar to exemptions  granted to other investment  companies that are organized in a similar manner as the Trust) is  intended  to  facilitate  the  efficient  supervision  and  management  of the  sub-advisors  by ASISI and the
Trustees.  The Trust is required,  under the terms of the exemption,  to provide certain  information to  shareholders  following these types of changes.

Material Conflicts
It is possible  that  differences  may occur  between  companies  that offer  shares of an  underlying  mutual fund  portfolio to their respective  separate  accounts  issuing  variable  annuities  and/or  variable  life  insurance  products.  Differences  may also occur surrounding  the offering of an underlying  mutual fund portfolio to variable life insurance  policies and variable  annuity  contracts that we offer. Under certain  circumstances,  these differences could be considered  "material  conflicts," in which case we would take necessary  action to protect  persons with voting rights under our variable  annuity  contracts and variable  life  insurance  policies against persons with voting rights under other insurance  companies'  variable  insurance  products.  If a "material  conflict" were to arise between owners of variable  annuity  contracts and variable life insurance  policies issued by us we would take necessary  action to treat  such  persons  equitably  in  resolving  the  conflict.  "Material  conflicts"  could  arise  due to  differences  in  voting instructions  between owners of variable life insurance and variable annuity contracts of the same or different  companies.  We monitor any potential conflicts that may exist.

Service Fees Payable by Underlying Funds
American  Skandia or our affiliates have entered into  agreements with the investment  adviser or distributor of many of the underlying
Portfolios.  Under the terms of these agreements,  American Skandia provides  administrative and support services to the Portfolios for which a fee is paid that is generally based on a percentage of the average assets  allocated to the Portfolios  under the Annuity.  Any fees payable will be  consistent  with the  services  rendered or the expected  cost  savings  resulting  from the  arrangement.  These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?
American  Skandia  Marketing,  Incorporated  ("ASM"),  a wholly-owned  subsidiary of American  Skandia,  Inc., is the  distributor  and principal  underwriter of the securities  offered through this prospectus.  ASM acts as the distributor of a number of annuity and life insurance  products we offer and both  American  Skandia  Trust and American  Skandia  Advisor  Funds,  Inc., a family of retail mutual funds. ASM also acts as an introducing  broker-dealer  through which it receives a portion of brokerage  commissions in connection with purchases and sales of  securities  held by portfolios  of American  Skandia Trust which are offered as underlying  investment  options under the Annuity.

ASM's principal  business  address is One Corporate Drive,  Shelton,  Connecticut  06484. ASM is registered as broker-dealer  under the
Securities Exchange Act of 1934 ("Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The  Annuity is offered on a  continuous  basis.  ASM enters into  distribution  agreements  with  independent  broker-dealers  who are registered  under the Exchange Act and with  entities  that may offer the Annuity but are exempt from  registration.  Applications  for the Annuity are solicited by registered  representatives  of those firms.  Such  representatives  will also be our appointed  insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation is paid to firms on sales of the Annuity according to one or more schedules.  The individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally  based on a percentage  of Purchase
Payments  made, up to a maximum of 6.0%.  Alternative  compensation  schedules are  available  that provide a lower initial  commission plus ongoing annual  compensation  based on all or a portion of Account Value. We may also provide  compensation for providing  ongoing service to you in relation to the  Annuity.  Commissions  and other  compensation  paid in relation to the Annuity do not result in any additional  charge to you or to the Separate Account.  No compensation is payable on Annuities  purchased by a member of the designated class of Owners (see "Credits Applied to Purchase Payments for Designated Class of Annuity Owner").

In addition,  firms may receive separate compensation or reimbursement for, among other things, training of sales personnel,  marketing or other  services  they provide to us or our  affiliates.  We or ASM may enter into  compensation  arrangements  with  certain  firms.
These  arrangements  will  not be  offered  to all  firms  and the  terms of such  arrangements  may  differ  between  firms.  Any such compensation  will be paid by us or ASM and will not result in any  additional  charge to you.  To the extent  permitted  by NASD rules and other applicable laws and regulations,  ASM may pay or allow other promotional  incentives or payments in the form of cash or other compensation.

Advertising:  We may advertise certain  information  regarding the performance of the investment  options.  Details on how we calculate performance for the  Sub-accounts are found in the Statement of Additional  Information,  including how we account for Credits in these performance  measures.  This  information  may help you  review the  performance  of the  investment  options  and  provide a basis for comparison with other  annuities.  This  information  also may be less useful when comparing the performance of the investment  options with other savings or investment  vehicles.  Such other  investments  may not provide some of the benefits of annuities,  or may not be designed for long-term  investment  purposes.  Additionally  other savings or investment  vehicles may not receive the  beneficial  tax treatment given to annuities under the Code.

We may  advertise  the  performance  of the  underlying  mutual fund  portfolios in the form of  "Standard"  and  "Non-standard"  Total
Returns.  "Standard  Total Return" figures assume a hypothetical  initial  investment of $1,000  allocated to a Sub-account  during the most recent one,  five and ten year periods (or since the  inception  date that the  Portfolio  has been offered as a  Sub-account,  if less).  "Standard  Total Return"  figures  assume that the Insurance  Charge and the Annual  Maintenance  Fee are deducted and that the
Annuity is  surrendered at the end of the applicable  period,  meaning that any Contingent  Deferred Sales Charge that would apply upon surrender is also deducted.  "Standard Total Return" figures do not take into  consideration any Credits.  "Non-standard  Total Return"
figures  include any  performance  figures that do not meet the SEC's rules for Standard  Total  Returns.  "Non-standard  Total Return"
figures  may be used  that do not  reflect  all fees and  charges.  In  particular,  they may  assume no  redemption  at the end of the applicable  period so that the  Contingent  Deferred  Sales  Charge  does not apply.  "Non-standard  Total  Return"  figures may assume
Credits of 6%; however,  Credits applied during Annuity Years 2-6 will receive less Credits on Purchase  Payments and Purchase Payments applied  after Annuity Year 6 will receive no Credits (see "How Do I Received  Credits?").  Non-standard  Total Returns are  calculated in the same manner as  standardized  returns.  Standard and  Non-standard  Total returns will not reflect  charges that apply to either
Optional Death Benefit.  Non-standard Total Returns must be accompanied by Standard Total Returns.

Some of the  underlying  mutual  fund  portfolios  existed  prior  to the  inception  of  these  Sub-accounts.  Performance  quoted  in advertising  regarding such  Sub-accounts may indicate  periods during which the  Sub-accounts  have been in existence but prior to the initial  offering of the Annuities,  or periods  during which the underlying  mutual fund  portfolios  have been in existence,  but the
Sub-accounts  have not. Such  hypothetical  historical  performance is calculated  using the same  assumptions  employed in calculating actual performance since inception of the Sub-accounts.  Hypothetical  historical  performance of the underlying mutual fund portfolios prior to the existence of the Sub-accounts may only be presented as Non-Standard Total Returns.

Performance  information on the  Sub-accounts is based on past performance  only and is not an indication or  representation  of future performance.  Performance of the Sub-accounts is not fixed.  Actual  performance will depend on the type,  quality and, for some of the
Sub-accounts,  the  maturities  of the  investments  held by the  underlying  mutual funds or  portfolios  and upon  prevailing  market conditions and the response of the underlying  mutual funds to such conditions.  Actual  performance will also depend on changes in the expenses of the underlying mutual funds or portfolios.  Such changes are reflected,  in turn, in the Sub-accounts  which invest in such underlying mutual fund or portfolio.  In addition, the amount of charges assessed against each Sub-account will affect performance.

The information we may advertise  regarding the Fixed  Allocations may include the then current  interest rates we are crediting to new
Fixed  Allocations.  Information  on current rates will be as of the date  specified in such  advertisement.  Rates will be included in advertisements  to the extent  permitted by law. Given that the actual rates  applicable to any Fixed  Allocation are as of the date of any such Fixed  Allocation's  Guarantee Period begins, the rate credited to a Fixed Allocation may be more or less than those quoted in an advertisement.

Advertisements  we distribute  may also compare the  performance  of our  Sub-accounts  with:  (a) certain  unmanaged  market  indices, including  but not limited to the Dow Jones  Industrial  Average,  the Standard & Poor's 500, the NASDAQ 100, the Shearson  Lehman Bond
Index, the Frank Russell non-U.S.  Universal Mean, the Morgan Stanley Capital  International  Index of Europe, Asia and Far East Funds,
and the Morgan Stanley Capital  International World Index; and/or (b) other management  investment companies with investment objectives similar to the mutual  fund or  portfolio  underlying  the  Sub-accounts  being  compared.  This may include  the  performance  ranking assigned by various publications,  including but not limited to the Wall Street Journal,  Forbes,  Fortune,  Money, Barron's,  Business
Week, USA Today and statistical  services,  including but not limited to Lipper Analytical Services Mutual Funds Survey, Lipper Annuity
and Closed End Survey,  the Variable  Annuity  Research Data Survey,  SEI, the  Morningstar  Mutual Fund Sourcebook and the Morningstar
Variable Annuity/Life Sourcebook.

American  Skandia Life Assurance  Corporation  may advertise its rankings  and/or ratings by independent  financial  ratings  services.
Such  rankings may help you in  evaluating  our ability to meet our  obligations  in relation to Fixed  Allocations,  pay minimum death benefits,  pay annuity  payments or  administer  Annuities.  Such rankings and ratings do not reflect or relate to the  performance  of
Separate Account B.

AVAILABLE INFORMATION
A  Statement  of  Additional  Information  is  available  from us without  charge upon your  request.  This  Prospectus  is part of the registration  statement we filed with the SEC regarding this offering.  Additional  information on us and this offering is available in those  registration  statements and the exhibits  thereto.  You may obtain copies of these  materials at the prescribed  rates from the
SEC's  Public  Reference  Section,  450 Fifth  Street  N.W.,  Washington,  D.C.,  20549.  You may inspect  and copy those  registration statements and exhibits  thereto at the SEC's public  reference  facilities at the above address,  Room 1024, and at the SEC's Regional
Offices,  7 World Trade Center,  New York, NY, and the Everett  McKinley Dirksen  Building,  219 South Dearborn  Street,  Chicago,  IL.
These  documents,  as  well as  documents  incorporated  by  reference,  may  also be  obtained  through  the  SEC's  Internet  Website
(http://www.sec.gov) for this registration statement as well as for other registrants that file electronically with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
To the extent and only to the extent that any statement in a document  incorporated  by reference  into this  Prospectus is modified or superseded by a statement in this  Prospectus or in a later-filed  document,  such statement is hereby deemed so modified or superseded and not part of this  Prospectus.  The Annual Report on Form 10-K for the year ended December 31, 2000 previously  filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus.

We will furnish you without charge a copy of any or all of the documents  incorporated by reference in this  Prospectus,  including any exhibits to such  documents  which have been  specifically  incorporated  by  reference.  We will do so upon receipt of your written or oral request.

HOW TO CONTACT US
You can contact us by:
|X|      calling our Customer Service Team at  1-800-752-6342  during our normal business hours, 8:30 a.m. EST to 8:00 p.m. EST, Monday through Friday, or Skandia's Telephone Automated Response System (STARS) at 1-800-766-4530.
|X|      writing to us via regular mail at American Skandia - Variable Annuities,  P.O. Box 7040,  Bridgeport,  Connecticut  06601-7040
       OR for express mail American Skandia - Variable  Annuities,  One Corporate Drive,  Shelton,  Connecticut 06484. NOTE: Failure to
       send mail to the proper address may result in a delay in our receiving and processing your request.
|X|      sending an email to customerservice@skandia.com or visiting our Internet Website at www.americanskandia.com
|X|      accessing information about your Annuity through our Internet Website at www.americanskandia.com

You can obtain account information through Skandia's  Telephone Automated Response System (STARS) and at  www.americanskandia.com,  our
Internet  Website.  Our Customer  Service  representatives  are also available  during  business hours to provide you with  information about your account.  You can request  certain  transactions  through our  telephone  voice  response  system,  our Internet  Website or through a customer service  representative.  You can provide authorization for a third party,  including your  attorney-in-fact  acting pursuant to a power of attorney or an investment  professional,  to access your account information and perform certain transactions on your  account.  You will need to complete a form  provided by us which  identifies  those  transactions  that you wish to authorize via telephonic  and  electronic  means and whether you wish to  authorize a third party to perform any such  transactions.  We require that you or your  representative  provide proper  identification  before performing  transactions over the telephone or through our Internet
Website.  This may include a Personal  Identification  Number  (PIN) that will be provided to you upon issue of your Annuity or you may establish or change your PIN through STARS and at  www.americanskandia.com,  our Internet  Website.  Any third party that you authorize to perform financial transactions on your account will be assigned a PIN for your account.

Transactions  requested via telephone are recorded.  To the extent  permitted by law, we will not be responsible for any claims,  loss, liability  or  expense  in  connection  with a  transaction  requested  by  telephone  or  other  electronic  means if we acted on such transaction  instructions after following  reasonable  procedures to identify those persons authorized to perform  transactions on your
Annuity  using  verification  methods  which may include a request for your Social  Security  number,  PIN or other form of  electronic identification.  We may be liable for losses due to unauthorized or fraudulent instructions if we did not follow such procedures.

American Skandia does not guarantee access to telephonic,  facsimile,  Internet or any other electronic  information or that we will be able to accept  transaction  instructions  via such means at all times.  Regular and/or express mail will be the only means by which we will accept  transaction  instructions when telephonic,  facsimile,  Internet or any other electronic means are unavailable or delayed.
American  Skandia  reserves  the  right to limit,  restrict  or  terminate  telephonic,  facsimile,  Internet  or any other  electronic transaction privileges at any time.

INDEMNIFICATION
Insofar as  indemnification  for  liabilities  arising  under the  Securities  Act of 1933 (the  "Securities  Act") may be permitted to directors,  officers or persons controlling the registrant pursuant to the foregoing provisions,  the registrant has been informed that in the  opinion  of the SEC such  indemnification  is  against  public  policy as  expressed  in the  Securities  Act and is  therefore unenforceable.

LEGAL PROCEEDINGS
As of the date of this Prospectus,  American Skandia and its affiliates are not involved in any legal proceedings outside of the ordinary course of business.  American Skandia and its affiliates are involved in pending and threatened legal poceedings in the normal course of its business, however, we do not anticipate that the outcome of any such legal poceedings will have a material adverse affect on the Separate Account, or American Skandia's ability to meet its obligations under the Annuity, or on the distribution of the Annuity.

EXECUTIVE OFFICERS AND DIRECTORS
Our executive  officers,  directors and certain  significant  employees,  their ages,  positions with us and principal  occupations are indicated  below.  The  immediately  preceding  work  experience  is  provided  for  officers  that have not been  employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation
---                                                           --------------------------                        --------------------

Patricia J. Abram                                             Senior Vice President                           Senior Vice President:
49                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms. Abram joined us in 1998. She previously  held the position of Senior Vice President,  Chief  Marketing  Officer with Mutual Service
Corporation.  Ms. Abram was employed there since 1982.

Lori Allen                                                    Vice President                                         Vice President:
31                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Robert M. Arena                                               Vice President                                         Vice President:
32                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Gordon C. Boronow                                             Deputy Chief Executive Officer         Deputy Chief Executive Officer:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert W. Brinkman                                            Senior Vice President                           Senior Vice President:
36                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Carl Cavaliere                                                Vice President, Corporate Treasurer          Vice President, Corporate
38       and Business Controller                              Treasurer and Business Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cavaliere joined us in 1998.  He previously held the position of Director of Operations with Aetna, Inc. since 1989.

Lucinda C. Ciccarello                                         Vice President                                         Vice President:
42                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms. Ciccarello joined us in 1997.  She previously held the position of Assistant Vice President with Phoenix Duff & Phelps since 1984.

Lincoln R. Collins                                            Senior Vice President,                           Senior Vice President
40                                                            Chief Operating Officer and               and Chief Operating Officer:
                                                              Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Tim Cronin                                                    Vice President                                         Vice President:
35                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cronin joined us in 1998.  He previously held the position of Manager/Client Investor with Columbia Circle Investors since 1995.

Harold Darak                                                  Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Darak joined us in 1999. He  previously  held the position of  Consultant/Senior  Manager with Deloitte & Touche since 1998 and the positions of Second Vice President with The Guardian since 1996 and The Travelers from October, 1982 until December, 1995.

Wade A. Dokken                                                President and Chief Executive Officer                    President and
41                                                                                                          Chief Executive Officer:
                                                                                                              American Skandia, Inc.

Elaine C. Forsyth                                             Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Lisa Foote                                                    Vice President                                         Vice President:
43                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms. Foote joined us in 2001. She previously held the positions of Vice President with Gateway  Computer  Corporation  from January 2000 until August 2000;  Director,  AmericaOne  Operations  with Capital one from July 1998 until  December  1999; and Senior Vice President with Recovery Retailer Financial Services (a division of GE Capital) from December 1994 until July 1998.

Larisa Gromyko                                                Director, Insurance Compliance         Director, Insurance Compliance:
54                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Maureen Gulick                                                Director, Business Operations           Director, Business Operations:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

N. David Kuperstock                                           Vice President                                         Vice President:
49                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert K. Leach                                               Vice President,                                        Vice President,
46                                                            Chief Actuary                                           Chief Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Robert K. Leach joined us in 2000. He previously  was employed in the U.S.  Retirement  Products and Services  Division of Sun Life
of Canada and held the position of Vice President, Finance and Product.

Thomas M. Mazzaferro                                          Executive Vice President,                    Executive Vice President,
48                                                            Treasurer , Corporate Controller,      Treasurer, Corporate Controller
                                                              and Chief Financial Officer               and Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Michael A. Murray                                             Senior Vice President                           Senior Vice President:
32                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Polly Rae                                                     Vice President                                         Vice President:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Rebecca Ray                                                   Vice President                                  Senior Vice President:
45                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Ms. Ray joined us in 1999. She previously  held the position of First Vice President  with  Prudential  Securities  since 1997 and Vice
President with Merrill Lynch since 1995.

Rodney D. Runestad                                            Vice President                                         Vice President:
51                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Hayward L. Sawyer                                             Senior Vice President                           Senior Vice President:
56                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Lisa Shambelan                                                Vice President                                         Vice President:
35                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Karen Stockla                                                 Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms. Stockla joined us in 1998. She previously held the position of Manager,  Application  Development with Citizens  Utilities  Company since 1996 and HRIS Tech Support Representative with Yale New Haven Hospital since 1993.

William H. Strong                                             Vice President                                         Vice President:
57                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Strong  joined us in 1997. He previously  held the position of Vice  President  with American  Financial  Systems from June 1994 to
October 1997 and various actuarial positions with Connecticut Mutual Life from June 1965 to June 1994.

Guy Sullivan                                                  Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Sullivan  joined us in 2000.  He  previously  held the  positions of Managing  Director,  Wholesale  Distribution  with  Allmerica
Financial Services since 1999 and Managing Director and Member of the Executive Committee with Putnam Investments since 1995.

Leslie S. Sutherland                                          Vice President                                         Vice President:
47                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Amanda C. Sutyak                                              Vice President                                         Vice President:
43                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Bayard F. Tracy                                               Senior Vice President and                       Senior Vice President:
53                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert G. Whitcher                                            Director (since October, 2001)                               Director:
55                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Kirk Wickman                                                  Senior Vice President and                    Senior Vice President and
                                                              General Counsel                                       General Counsel:
44                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Wickman  joined us in 2001. He previously  held the position of Senior Vice  President  and General  Counsel with Aetna  Financial
Services since 1992.

Brett M. Winson                                               Senior Vice President                           Senior Vice President:
45                                                                                                            American Skandia, Inc.

Mr. Winson joined us in 1998.  He previously held the position of Senior Vice President with Sakura Bank, Ltd. since 1990.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:

General Information about American Skandia
|X|      American Skandia Life Assurance Corporation
|X|      American Skandia Life Assurance Corporation Variable Account B (Class 9 Sub-accounts)
|X|      American Skandia Life Assurance Corporation Separate Account D

Principal Underwriter/Distributor - American Skandia Marketing, Incorporated

How Performance Data is Calculated
|X|      Current and Effective Yield
|X|      Total Return

How the Unit Price is Determined

Additional Information on Fixed Allocations
|X|      How We Calculate the Market Value Adjustment

General Information
|X|      Voting Rights
|X|      Modification
|X|      Deferral of Transactions
|X|      Misstatement of Age or Sex
|X|      Ending the Offer

Annuitization

Independent Auditors

Legal Experts

Financial Statements
|X|      Appendix A - American Skandia Life Assurance Corporation Variable Account B (Class 9 Sub-accounts)

A-46

                                       APPENDIX A - FINANCIAL INFORMATION ABOUT AMERICAN SKANDIA

                                            Unaudited Consolidated Financial Statements of
                                              American Skandia Life Assurance Corporation

                                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                        (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                                Consolidated Statements of Financial Condition
                                                (in thousands)

                                                                      September 30,               December 31,
                                                                          2001                        2000
                                                                    ----------------            ----------------
                                                                       (unaudited)
ASSETS
------

Investments:
  Fixed maturities - at fair value                                  $       335,292             $       285,708
  Equity securities - at fair value                                          41,658                      20,402
  Derivative instruments
                                                                              6,700                       3,015
  Policy loans                                                                5,999                       3,746
                                                                      --------------              --------------

    Total investments                                                       389,649                     312,871

Cash and cash equivalents                                                    44,751                      76,499
Accrued investment income                                                     4,716                       5,209
Deferred acquisition costs                                                1,375,960                   1,398,192
Reinsurance receivable                                                       24,825                       3,642
Receivable from affiliates                                                                                3,327
                                                                                  -
Income tax receivable
                                                                             34,154                      34,620
State insurance licenses                                                      4,000                       4,113
Fixed assets                                                                 17,708                      10,737
Other assets                                                                102,027                      96,403
Separate account assets                                                  23,946,470                  29,757,092
                                                                    ----------------            ----------------

  Total assets                                                      $    25,944,260             $    31,702,705
                                                                    ================            ================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Liabilities:
Reserves for future insurance policy and contract benefits          $       109,904             $       135,545
Drafts outstanding                                                           72,639                      63,758
Accounts payable and accrued expenses                                       130,636                     137,040
Income tax payable - deferred
                                                                             64,516                       8,949
Payable to affiliates
                                                                             64,264                           -
Future fees payable to parent                                               837,949                     934,410
Short-term borrowing                                                         10,000                      10,000
Surplus notes                                                               159,000                     159,000
Separate account liabilities                                             23,946,470                  29,757,092
                                                                    ----------------            ----------------

  Total Liabilities                                                      25,395,378                  31,205,794
                                                                    ----------------            ----------------

Shareholder's equity:
Common stock, $100 par value, 25,000 shares authorized,
    issued and outstanding                                                    2,500                       2,500
Additional paid-in capital                                                  305,329                     287,329
Retained earnings                                                           238,587                     205,979
Accumulated other comprehensive income                                        2,466                       1,103
                                                                    ----------------            ----------------

    Total Shareholder's equity                                              548,882                     496,911
                                                                    ----------------            ----------------

    Total liabilities and shareholder's equity                      $    25,944,260             $    31,702,705
                                                                    ================            ================

                                  See notes to unaudited financial statements
                               AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                      (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                                    Consolidated Statements of Income
                                              (in thousands)
                                               (unaudited)

                                                                        Nine Months Ended September 30,
                                                                         2001                     2000
                                                                    -------------            --------------

REVENUES
--------

Annuity and life insurance charges and fees                         $                        $
                                                                         287,875                   325,052
Fee income                                                                84,936                    95,130
Net investment income                                                     37,664                    10,690
Premium income                                                               717                     7,804
Net realized capital gains/(losses)                                        2,651                   (1,565)
Other                                                                        947                     1,610
                                                                    -------------            --------------

  Total revenues                                                         414,790                   438,721
                                                                    -------------            --------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                                      1,406                       533
  Change in annuity and life insurance policy reserves                  (35,459)                    12,024
Return credited to contract owners                                        10,431                    11,085
                                                                    -------------            --------------

                                                                        (23,622)                    23,642

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                             330,877                   262,626
  Interest expense                                                        63,922                    84,344
                                                                    -------------            --------------

                                                                         394,799                   346,970
                                                                    -------------            --------------

  Total benefits and expenses                                            371,177                   370,612
                                                                    -------------            --------------

    Income from operations before income tax                              43,613                    68,109

      Income tax expense
                                                                          11,005                    18,430
                                                                    -------------            --------------

        Net income                                                  $                        $
                                                                          32,608                    49,679
                                                                    =============            ==============

                                       See notes to unaudited consolidated financial statements

                                             AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                                                  Consolidated Statements of Income
                                                           (in thousands)
                                                             (unaudited)

                                                                         Three Months Ended September 30,
                                                                     2001                               2000
                                                        -----------------------------    -------------------------------

              REVENUES
              --------

              Annuity and life insurance charges and    $                     87,729      $                     113,844
              fees
              Fee income                                                      26,960                             33,074
              Net investment income                                           26,303                              4,186
              Premium income                                                   (295)                              5,545
              Net realized capital gains/(losses)                                376                              (858)
              Other                                                              320                                492
                                                        ---                              -------------------------------
                                                           --------------------------

                Total revenues                                               141,393                            156,283
                                                        -----------------------------    -------------------------------

              EXPENSES
              --------

              Benefits:
                Annuity and life insurance benefits                              647                                255
                Change in annuity and life insurance                         (5,642)                              2,519
              policy reserves
                Return credited to contract owners                               258                             13,447
                                                        ---                              -------------------------------
                                                           --------------------------

                                                                             (4,737)                             16,221

              Expenses:
                Underwriting, acquisition and other
              insurance
                  expenses                                                   111,529                             98,201
                Interest expense                                              29,818                             28,124
                                                        ---                              -------------------------------
                                                           --------------------------

                                                                             141,347                            126,325
                                                        -----------------------------    -------------------------------

                Total benefits and expenses                                  136,610                            142,546
                                                        -----------------------------    -------------------------------

                  Income from operations before income                         4,783                             13,737
              tax

                    Income tax (benefit) expense                               (480)                              3,167
                                                        -----------------------------    -------------------------------

                      Net income                         $                     5,263      $                      10,570
                                                           ==========================        ===========================

                                      See notes to unaudited consolidated financial statements

                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                    (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                            Consolidated Statements of Shareholder's Equity
                                            (in thousands)

                                                                   September 30,        December 31,
                                                                     2001                   2000
                                                               ---------------      --------------------
                                                                 (unaudited)

Common stock:
  Beginning and ending balance                                 $                    $
                                                                        2,500                     2,500

Additional paid in capital:
  Beginning balance                                                   287,329                   215,879
  Additional contributions                                             18,000                    71,450
                                                               ---------------      --------------------

    Ending balance                                                    305,329                   287,329
                                                               ---------------      --------------------

Retained earnings:
  Beginning balance                                                   205,979                   141,162
  Net income                                                           32,608                    64,817
                                                               ---------------      --------------------

    Ending balance                                                    238,587                   205,979
                                                               ---------------      --------------------

Accumulated other comprehensive (loss) income:
  Beginning balance
                                                                        1,103                     (107)
  Other comprehensive income
                                                                        1,363                     1,210
                                                               ---------------      --------------------

    Ending balance
                                                                        2,466                     1,103
                                                               ---------------      --------------------

      Total shareholder's equity                               $                    $
                                                                      548,882                   496,911
                                                               ===============      ====================

                       See notes to unaudited consolidated financial statements

                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                    (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                                 Consolidated Statements of Cash Flows
                                            (in thousands)
                                              (unaudited)
                                                                      Nine Months Ended September 30,
                                                                        2001                  2000
                                                                    -------------      -----------------
Cash flow from operating activities:

  Net income                                                                           $                                                                                                                  $
                                                                          32,608                 49,679
  Adjustments to reconcile net income to net
    cash provided by (used in) operating activities:
      Amortization and depreciation
                                                                           1,407                  2,790
      Deferred tax expense
                                                                          54,833                 14,325
      (Decrease)/increase in policy reserves
                                                                        (28,821)                 12,587
      Increase in payable to affiliates, net
                                                                          67,591                137,723
      Change in income tax payable/receivable
                                                                             467               (26,243)
      Increase in other assets
                                                                         (5,624)               (53,684)
      Decrease in accrued investment income
                                                                             493                     91
      (Increase)/decrease in reinsurance receivable
                                                                        (21,183)                  1,390
      Net increase in deferred acquisition costs
                                                                          22,231              (289,126)
      Decrease in accounts payable and accrued expenses
                                                                         (6,404)               (19,887)
      Increase in drafts outstanding
                                                                           8,880                    981
      Change in foreign currency translation, net
                                                                             559                   (78)
      Investment gains on derivatives
                                                                           5,342                      -
      Net realized capital gains/(losses) on investments
                                                                         (2,651)                  1,565
                                                                    -------------      -----------------

        Net cash provided by (used in) operating activities
                                                                         129,728              (167,887)
                                                                    -------------      -----------------

Cash flow from investing activities:

      Purchase of fixed maturity investments
                                                                       (313,676)              (283,490)
      Proceeds from sale and maturity of fixed
        maturity investments
                                                                         276,788                283,586
      Purchase of derivatives
                                                                        (52,629)                (3,277)
      Proceeds from exercise of derivative instruments
                                                                          43,602                      -
      Purchase of shares in mutual funds
                                                                        (50,528)               (12,615)
      Proceeds from sale of shares in mutual funds
                                                                          20,321                  4,063
      Purchase of fixed assets
                                                                         (7,821)                (2,851)
      Increase in policy loans
                                                                         (2,253)                (1,478)
                                                                    -------------      -----------------

        Net cash used in investing activities
                                                                        (86,196)               (16,062)
                                                                    -------------      -----------------

Cash flow from financing activities:

      Capital contribution from parent
                                                                          18,000                  2,450
      (Decrease)/increase in future fees payable to parent, net
                                                                        (96,461)                195,495
Net deposits to contract owner accounts
                                                                           3,181                  8,049
                                                                    -------------      -----------------

        Net cash (used in)/provided by financing activities
                                                                        (75,280)                205,994
                                                                    -------------      -----------------

          Net (decrease)/increase in cash and cash
            equivalents
                                                                        (31,748)                 22,045

          Cash and cash equivalents at beginning of period
                                                                          76,499                 89,212
                                                                    -------------      -----------------

            Cash and cash equivalents at end of period                                 $                                                                                                                  $
                                                                          44,751                111,257
                                                                    =============      =================

     Income taxes (received) paid                                                      $                                                                                                                  $
                                                                        (44,294)                 30,349
                                                                    =============      =================

      Interest paid                                                                    $                                                                                                                  $
                                                                          34,087                 85,902
                                                                    =============      =================

                                      See notes to unaudited consolidated financial statements
                  --------------------------------------------------------------------------------------------------

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                         NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                          September 30, 2001

1.       BASIS OF PRESENTATION

         The accompanying  unaudited  consolidated  financial statements of American Skandia Life Assurance Corporation ("the Company")
         have been prepared in accordance  with accounting  principles  generally  accepted in the United States for interim  financial information  and with the  instructions to Form 10-Q and Article 10 of Regulation  S-X.  Accordingly,  they do not include all of the  information  and footnotes  required by  accounting  principles  generally  accepted in the United States for complete financial  statements.  In the opinion of management,  all adjustments  (consisting of normal recurring  accruals)  considered necessary for a fair  presentation  have been included.  Operating  results for the nine-month period ended September 30, 2001 are not  necessarily  indicative  of the results  that may be expected  for the year ending  December  31,  2001.  For further information,  refer to the  consolidated  financial  statements and footnotes  thereto in the Company's  audited  consolidated financial statements on Form 10-K for the year ended December 31, 2000.

         Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

2.       NEW ACCOUNTING STANDARD

         Effective  January 1, 2001,  the Company  adopted  Statement  of  Financial  Accounting  Standards  No. 133,  "Accounting  for
         Derivative  Instruments and Hedging  Activities," as amended by SFAS 137 and SFAS 138  (collectively  "SFAS 133").  Derivative instruments held by the Company consist of equity option  contracts  utilized to manage the economic risks associated with the guaranteed  minimum death  benefits  ("GMDB").  These  derivative  instruments  are carried at fair market  value.  Unrealized gains and losses are  reported  in  investment  income.  The  adoption  of SFAS No. 133 did not have a material  effect on the
         Company's financial statements.

3.       RESERVES FOR FUTURE INSURANCE POLICY AND CONTRACT BENEFITS

         Included in reserves  for future  insurance  policy and  contract  benefits are  reserves  related to annuity  contracts  with mortality  risks as well as the Company's  GMDB  liability.  Certain  reserve  assumptions  were updated during the first nine months of 2001 to reflect more realistic  expectations as to risks inherent in the GMDB  liability.  These changes reduced the
         GMDB liability  significantly.  Previous  assumptions had been based on statutory valuation principles as an approximation for accounting  principles  generally  accepted in the United States.  In addition,  future  mortality  rates have been lowered to reflect favorable past experience.

         However,  offsetting the reduction in the GMDB  liability,  certain  assumptions  were also updated in the  calculation of the deferred  acquisition  cost  asset.  The  amortizations  of  such  costs  are  determined  in  large  part by  changes  in the expectations of future gross profits of the variable  annuity  business.  In 2001, the decline in equity markets resulted in a significantly lower estimate of future gross profits, thereby decreasing the deferred acquisition cost asset.

                                                AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                   NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

                                                          September 30, 2001

4.       SEGMENT REPORTING

         In recent years,  in order to broaden the array of products  offered by the Company and its  affiliates to meet a wide variety of financial  planning  needs,  the Company  developed the variable  life  insurance  and  qualified  retirement  plan annuity products.  Assets under  management  and sales for the products other than variable  annuities  have not yet been  significant enough to warrant full segment  disclosures as required by SFAS 131,  "Disclosures about Segments of an Enterprise and Related
         Information."

5.       COMPREHENSIVE INCOME

         The components of comprehensive (loss) income, net of tax, for the nine months ended September 30, 2001 and 2000 were as follows:

                  (in thousands)                                           2001              2000
                                                                           ----              ----

         Net income                                                       $32,608          $49,679
         Other comprehensive income (loss):
           Net unrealized investment loss on
               available for sale securities                                1,000            2,493

           Foreign currency translation                                       363              (50)
                                                                       ----------       -----------

         Other comprehensive income                                         1,363            2,443
                                                                        ---------        ---------

         Comprehensive income                                            $ 33,971          $52,122
                                                                         ========          =======

         The components of accumulated other comprehensive income, net of tax, as of September 30, 2001 and December 31, 2000 were as follows:

                  (in thousands)                                           2001              2000
                                                                           ----              ----

         Unrealized investment (losses)/gains                            $  2,021          $ 1,021
         Foreign currency translation                                         445               82
                                                                       ----------       ----------

         Accumulated other comprehensive (loss) income                   $  2,466          $ 1,103
                                                                         ========          =======

6.       FOREIGN ENTITY

                  The Company has a 99.9% ownership in Skandia Vida, S.A. de C.V.  ("Skandia  Vida") which is a life insurance  company domiciled in Mexico,  selling long-term savings products within Mexico.  Skandia Vida, which is fully consolidated in the accompanying  financial  statements,  had total  shareholders'  equity of $4,815,000 as of September 30, 2001 and
                  $4,402,000 as of December 31, 2000 and has generated  losses of $2,146,000  and  $1,410,000 for the nine months ended
                  September 30, 2001 and 2000, respectively.

                                                AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                   NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

                                                          September 30, 2001

7.       RESTRUCTURING CHARGES

         In  March  2001,  the  Company  recorded  a  pre-tax  restructuring  charge  of  $3,500,000  to  better  align  its  operating infrastructure  with anticipated  sales volumes under the current equity market  environment.  These charges related primarily to a reduction in the  workforce  of  approximately  140  employees.  At  September  30,  2001,  the  remaining  restructuring liability was approximately $600,000.

         As a result of the continued  volatility in equity markets and lower than  anticipated  sales volumes,  the Company expects to implement  further cost cutting  initiatives  in the fourth  quarter of 2001.  The charge for such  restructuring  has not yet been determined.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                      MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                       AND RESULTS OF OPERATIONS

                                                 Nine months ended September 30, 2001

Management's  Discussion  and  Analysis  of  Financial  Condition  and Results of  Operations  should be read in  conjunction  with the
September 30, 2001 financial statements and the notes included herein.

Management's  Discussion and Analysis of Financial  Condition and Results of Operations  contains  certain  forward-looking  statements pursuant to the  Private  Securities  Litigation  Reform Act of 1995.  These  forward-looking  statements  are based on  estimates  and assumptions  that involve  certain  risks and  uncertainties,  therefore  actual  results  could differ  materially  due to factors not currently known.  These factors include  significant  changes in financial  markets and other economic and business  conditions,  state and federal legislation and regulation, ownership and competition.

American Skandia Life Assurance  Corporation  ("the Company"),  with its principal offices in Shelton,  Connecticut,  is a wholly-owned subsidiary  of  American  Skandia,  Inc.  ("ASI"),  whose  ultimate  parent is  Skandia  Insurance  Company  Ltd.  ("SICL"),  a Swedish
corporation.  The Company has 99.9%  ownership  in Skandia  Vida,  S.A. de C.V.  ("Skandia  Vida")  which is a life  insurance  company domiciled in Mexico.

The Company is primarily in the business of issuing  long-term  savings and retirement  products to  individuals,  groups and qualified pension  plans.  The Company is one of the largest  providers of variable  annuity  contracts for the  individual  market in the United
States according to Info-One's Variable Annuity Research & Data Service ("VARDS").

Since its business inception in 1988, the Company has offered an increasingly wide array of annuities,  including:  a) certain deferred and immediate  annuities  that are  registered  with the Securities and Exchange  Commission,  including  variable  annuities and fixed interest rate  annuities  that include a market value  adjustment  feature;  b) certain  other fixed  deferred  annuities  that are not registered with the Securities and Exchange  Commission;  c) non-registered  group variable  annuities designed as funding vehicles for various types of qualified retirement plans; and d) fixed, adjustable and variable immediate annuities.

The Company also offers  modified  single  premium and flexible  premium  variable life  insurance  products and a term life  insurance product offered to shareholders of an affiliate's mutual fund products.

Certain variable annuity products contain a benefit feature  (referred to as "Performance  Advantage")  which provides certain benefits if the policyowner's  account value has not reached a "target value" on its tenth  anniversary.  At the option of the policyowner,  the benefit will be  distributed  in the form of an annual or, if  annuitization  is  selected,  a lump-sum  credit to the  contractowner's account.

The Company's products are sold to individuals,  businesses and pension plans to provide for long-term savings and retirement  purposes and to address the economic impact of premature death, estate and business planning concerns and supplemental retirement needs.

The Company markets its products to independent  financial  planners and  broker-dealers  through an internal field marketing staff. In addition,  the Company markets through and in conjunction with financial  institutions  such as banks that are permitted  directly,  or through affiliates, to sell annuities and life insurance.

Results of Operations
---------------------

Annuity  and life  insurance  sales  volume  for the  nine  months  ended  September  30,  2001  totaled  $2,994,000,000,  compared  to
$6,864,000,000  for the first nine months of 2000. The decrease in sales was consistent  with the general  decline in sales  throughout the variable annuity  industry,  attributed in large part to the decline in the equity markets.  Favorable market conditions and strong performance  of the  underlying  mutual  funds in the first half of 2000 drove the sales to record  levels for the first nine months of
2000. In  particular,  due to the closure of markets as a result of the September 11, 2001  terrorist  attacks,  no new contracts  were issued for four days.  Following  September 11, and through the end of the third quarter,  equity markets  remained  unstable,  further reducing sales volume.

Contractowner  fees and  charges  and  charges  generated  from  transfer  agency-type  and  investment  support  activities  decreased
$47,371,000  or 11% for the first nine months of 2001  compared to the same period in 2000.  Management  attributes  this  decline to a
15% drop in average  assets  under  management  partially  offset by  increases  in fee rates  earned on the assets from  certain  fund managers.

Net investment  income  increased  $26,974,000  for the first nine months of 2001 compared to the same period in 2000. The increase was primarily  attributable  to realized and unrealized  gains on derivative  instruments  held to mitigate the market risk embedded in the guaranteed  minimum death benefit reserve ("GMDB") on variable annuity  contracts.  Investment income earned on a higher level of fixed maturity securities also contributed to the increase.

Premium income  represents  premiums  earned on the sale of ancillary  contracts such as immediate  annuities with life  contingencies, supplementary  contracts with life  contingencies and certain life insurance  products.  Although sales of these products were lower in the first nine  months of 2001  compared  to the first nine  months of 2000,  management  expects  premium  income  from  supplementary contracts and immediate annuities to grow over time with the maturing of core business lines.

Net realized  investment  gains totaled  $2,651,000  for the first nine months of 2001,  compared to losses of $1,565,000 for the first nine months of 2000.  The increase is primarily attributable to gains recognized on sales of fixed maturity securities.

Annuity and life insurance  benefits  increased  $873,000 over the first nine months of 2000 as an increase in  supplementary  contract and variable immediate annuity payments, which has increased as this relatively young segment of the Company's annuity business ages.

The change in annuity policy reserves  includes  changes in reserves  related to annuity  contracts with mortality risks as well as the
Company's  GMDB  liability.  Certain  reserve  assumptions  were updated during the first nine months of 2001 to reflect more realistic expectations  as to  risks  inherent  in the  GMDB  liability.  These  changes  reduced  the  GMDB  liability  significantly.  Previous assumptions had been based on statutory valuation  principles as an approximation for accounting  principles  generally accepted in the
United  States.  In addition,  future  mortality  rates have been lowered to reflect  favorable past  experience.  As a result of these changes,  the GMDB reserve  decreased  $39,150,000 in 2001. The GMDB reserve  increased  $8,021,000 for the same  nine-month  period in
2000.

However,  offsetting the resulting  increase in earnings and equity as a result of changes in the GMDB liability,  certain  assumptions were also updated in the  calculation  of the deferred  acquisition  cost asset.  The  amortizations  of such costs are determined in a large part by changes in the  expectations  of future gross profits of the variable  annuity  business.  In 2001, the decline in equity markets  resulted in a  significantly  lower  estimate of future gross profits,  thereby  increasing  the expenses  recognized  through amortization.

 Return  credited to  contractowners  consists of revenues on the variable  and market  value  adjusted  annuities  and  variable  life insurance,  offset by the benefit  payments and changes in reserves  required on this business.  Market value adjusted annuity activity has the largest impact on this benefit.  During the first nine months of 2001, the Separate  Account  investment  returns on the assets supporting  the market value  adjusted  annuities  were less than the expected  returns as  calculated  in the  reserves,  leading to a significant increase in the return credited to contractholders' benefit through September 30, 2001.

 Further  contributing to the increase in return credited to contractowners were increases in the amortization of unearned  Performance
Advantage  target value credits over the nine month period ended  September 30, 2001.  Additionally,  guaranteed  minimum death benefit payments  on variable  annuities  were  driven  higher due to equity  market  declines.  Offsetting  this  charge,  the Company  booked experience-rating  refunds due from a  reinsurer  during the first nine  months of 2001.  Through  the first nine  months of 2000,  the
Company had not recognized such refunds due.

 Underwriting, acquisition and other insurance expenses for the nine months ended September 30, 2001 and 2000 were as follows:

                       (in thousands)                        2001               2000             Change
                                                             ----               ----             ------

         Commissions and purchase credits                  $190,162            $362,371         ($172,209)
         General operating expenses                         118,484             186,307           (67,823)

         Acquisition costs deferred                        (173,238)         (430,195)          256,957
         Acquisition costs amortized                        195,469             144,143            51,326
                                                            -------         -----------        ----------

         Net capitalization of
           deferred acquisition costs                        22,231          (286,052)          308,283
                                                         ----------           ----------        ---------

         Underwriting, acquisition and other
           insurance expenses                              $330,877            $262,626         $  68,251
                                                           ========            ========         =========

 Lower sales and asset  levels for the nine months  ended  September  30,  2001,  compared  with the same period in 2000,  led to a 48%
decrease in commissions and purchase credits.  Partially  offsetting this decline,  the Company launched a commission promotion program during 2001 which  increased  commissions as a percentage of new sales.  In addition,  there has been a steady  increase in asset based commissions relative to sales based commissions.

 General  operating  expenses  decreased  36% from a year ago as a result of lower  sales-based  compensation  and certain cost savings measures  implemented  in 2001 (see  Note 6 of the  Notes to  Unaudited  Consolidated  Financial  Statements).  In  addition,  variable compensation and long-term incentive plan expenses have decreased due to the slowdown in sales and decline in equity markets.

 The decline in capitalized  deferred  acquisition costs is attributable to a significant drop in acquisition related costs as a result of lower sales and shifts in sales trends to asset based commission agreements.

 As mentioned in the Company's  discussion of changes in annuity  policy  reserves,  the Company  updated  certain  assumptions  in the calculation of expected gross profits used to develop deferred  acquisition cost  amortization  rates to reflect more recent experience and current equity market  conditions,  specifically with regard to future GMDB  profitability.  As a result of this and the decline in equity markets, the amortization of such costs increased significantly over the nine months ended September 30, 2000.

Interest expense decreased  $20,422,000,  or 24%, over the nine months ended September 30, 2000 primarily due to lower interest expense related to the reduction of future fees payable to parent  liability which in turn was the result of lower market value  assumptions in the underlying securitized contracts.

The effective  income tax rate for the nine months ended  September  30, 2001,  and 2000 was 25% and 27%,  respectively.  The effective rate is lower than the corporate rate of 35% due to permanent  differences,  with the most significant item being the dividend received deduction.  Management  believes that based on the taxable income  produced in 2000 and the first nine months of 2001, the Company will produce sufficient taxable income in the future to realize its deferred tax assets.

 The Company  considers  Mexico an emerging  market and has invested in the Skandia Vida  operations with the expectation of generating profits from long-term  savings  products in future years. As such,  Skandia Vida has generated net losses of $2,146,000 and $1,410,000 for the nine months ended September 30, 2001 and 2000, respectively.

 Total assets  declined  $5,758,445,000  or 18.2% since  December 31, 2000 as a result of market  declines  combined with slowing sales volume.  Liabilities  declined  $5,810,416,000  or 18.6%,  since December 31, 2000 as a result of the lower required  separate  account reserves.  Separate account assets represent 92% of total assets and separate account liabilities represent 94% of total liabilities.

 Liquidity and Capital Resources
 -------------------------------

 The Company's liquidity requirement has been met in recent years by cash from insurance operations,  investment activities, borrowings from ASI and the transfer of rights to future fees and charges to ASI.

The Company  received  advances of $63,000,000 and capital  contributions  of $15,500,000  from ASI to support the capital needs of its
U.S.  operations  during the first nine months of 2001. In addition,  the Company  received  capital  contributions  of $2,500,000  and
$2,450,000 from ASI to support its investment in Skandia Vida for the nine months ended September 30, 2001 and 2000, respectively.

 As an additional  means of obtaining  funding,  the Company  periodically  has transferred  rights to receive future fees and contract charges  expected to be realized on variable  portions of  designated  blocks of deferred  annuity  contracts  to ASI  ("securitization transactions").  The Company did not enter into any new  securitization  transactions in the first nine months of 2001.  Funds received from new securitization transactions for the first nine months of 2000 amounted to $261,858,000.

The Company  continues  to extend its  reinsurance  agreements  for new blocks of business.  The  reinsurance  agreements  are modified coinsurance  arrangements  where the  reinsurer  shares in the  experience  of a specific  book of business.  During 2001,  the company amended  certain  reinsurance  agreements  and recorded  amounts due from  reinsurers  based on favorable  experience.  The  amendments resulted in a receivable of $2,213,000 and the experience rating refund resulted in an additional receivable of $9,679,000.

 The Company  expects the continued  use of  reinsurance  and  securitization  transactions  to fund the cash strain  anticipated  from acquisition costs on the coming years' sales volume.

 The Company has long-term surplus notes and short-term borrowings with ASI.  No dividends have been paid to ASI.

 The National  Association of Insurance  Commissioners  ("NAIC") requires insurance  companies to report information  regarding minimum
Risk Based Capital ("RBC")  requirements.  These  requirements  are intended to allow insurance  regulators to identify  companies that may need  regulatory  attention.  The RBC model law requires  that  insurance  companies  apply various  factors to asset,  premium and reserve items,  all of which have inherent risks.  The formula includes  components for asset risk,  insurance risk,  interest risk and business  risk.  The  Company has  complied  with the NAIC's RBC  reporting  requirements  and has total  adjusted  capital  well above required capital.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There have been no material  changes to the  Company's  market risk  during the first nine months of 2001.  The Company has  provided a discussion of its market risks in Item 7A of Part II of the December 31, 2000 Form 10-K.

SELECTED FINANCIAL DATA

The following table summarizes information with respect to the operations of the Company:

(in thousands)                                                            For the Year Ended December 31,
                                                         2000           1999           1998            1997           1996
                                                         ----           ----           ----            ----           ----
STATEMENT OF OPERATIONS DATA
----------------------------

Revenues:
Annuity and life insurance charges and fees*         $             $     289,989   $              $     121,158   $     69,780
                                                     424,578                       186,211
Fee income                                                                                                               16,420
                                                     130,610       83,243          50,839         27,593
Net investment income
                                                     11,656        10,441          11,130         8,181           1,586
Premium income and other revenues
                                                     -----------   -----------     ------------   -----------
                                                     4,778         3,688           1,360          1,082           265
                                                     -----         -----           -----          -----           ---

Total revenues                                       $             $     387,361   $              $     158,014   $     88,051
                                                     ======        =============   =======        =============   ============
                                                     571,622                       249,540
                                                     =======                       =======

Benefits and Expenses:
Annuity and life insurance benefits                  $             $               $              $               $
                                                     751           612             558            2,033           613
Change in annuity and life insurance
   policy reserves
                                                     45,018        3,078           1,053          37              635
Cost of minimum death benefit reinsurance                                                                                 2,867
                                                     -             2,945           5,144          4,545
Return credited to contractowners
                                                     9,046         (1,639)         (8,930)        (2,018)         673
Underwriting, acquisition and other insurance
   expenses                                                                                                             49,887
                                                     335,213       206,350         167,790        90,496
Interest expense                                                                                                        10,791
                                                     ---------     ---------       ---------      ---------       ------------
                                                     85,998        69,502          41,004         24,895
                                                     ------        ------          ------         ------

Total benefits and expenses                          $             $     280,848   $     206,619  $     119,988   $    65,466
                                                     ======        =============   =============  =============   ===========
                                                     476,026
                                                     =======

Income tax expense (benefit)                         $             $       30,344  $              $       10,478  $
                                                     ========      ==============  ==========     ==============  =
                                                     30,779                        8,154                          (4,038)
                                                     ======                        =====

Net income                                           $             $               $              $       27,548  $    26,623
                                                     ========      ========        ========       ==============  ===========
                                                     64,817        76,169          34,767
                                                     ======                        ======

STATEMENT OF FINANCIAL CONDITION DATA
-------------------------------------

Total Assets                                         $31,702,705   $30,881,579     $18,848,273    $12,894,290     $8,268,696
                                                     ===========   ===========     ===========    ===========     ==========

Future fees payable to parent                        $             $     576,034   $     368,978  $     233,034   $     47,112
                                                     ======        =============   =============  =============   ============
                                                     934,410
                                                     =======

Surplus Notes                                        $             $     179,000   $              $     213,000   $   213,000
                                                     ======        =============   ======         =============   ===========
                                                     159,000                       193,000
                                                     =======

Shareholder's Equity                                 $             $     359,434   $              $     184,421   $   126,345
                                                     ======        =============   ======         =============   ===========
                                                     496,911                       250,417
                                                     =======

*    On annuity and life insurance  sales of $8,216,167,  $6,862,968,  $4,159,662,  $3,697,990,  and $2,795,114  during the years ended
     December 31, 2000,  1999,  1998,  1997,  and 1996,  respectively,  with  contractowner  assets under  management  of  $29,751,822,
     $29,396,693, $17,854,761, $12,119,191, and $7,764,891 as of December 31, 2000, 1999, 1998, 1997 and 1996, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's  Discussion  and  Analysis of Financial  Condition  and Results of  Operations  should be read in  conjunction  with the consolidated financial statements and the notes thereto and Item 6, Selected Financial Data.

Management's  Discussion and Analysis of Financial  Condition and Results of Operations contains certain  forward-looking  statements pursuant to the Private  Securities  Litigation  Reform Act of 1995.  These  forward-looking  statements  are based on estimates  and assumptions  that involve  certain risks and  uncertainties,  therefore  actual  results could differ  materially  due to factors not currently known. These factors include  significant  changes in financial markets and other economic and business  conditions,  state and federal legislation and regulation, ownership and competition.

 Results of Operations
 ---------------------

 Annuity and life insurance sales increased 20% in 2000 to  $8,216,167,000  as compared to 65% in 1999.  Overall sales growth in 2000 was driven by  significant  sales volume in the first  quarter of 2000 due to the strong  equity  market  performance.  However,  the decline in the equity  markets  during the remainder of the year  negatively  impacted sales as the first quarter growth rate was not sustained.  The Company continues to focus on increasing sales through innovative  product  development  activities,  the recruitment and  retention  of top  producers,  high  quality  customer  service  and  improvements  in  web-based  technology.  All three  major distribution channels achieved sales growth in 2000.

 Average assets under management totaled  $31,413,809,000 in 2000 and $21,984,759,000 in 1999,  representing an increase of 43%. As a result of the growth in sales and average  assets under  management,  annuity and life  insurance  charges and fees  increased 46% in
2000 and 56% in 1999. Fee income  generated from transfer  agency-type and investment  support  activities  increased 57% in 2000 and
64% in 1999.

Net  investment  income  increased 12% in 2000  compared to 1999 and  decreased 6% in 1999 compared to 1998.  The increase in 2000 is primarily  due to a higher level of  investments,  partially  offset by  $6,939,000  of  amortization  of premiums paid on derivative instruments.  The  decrease in 1999 was  primarily  the result of  $1,036,000  of  amortization  of the premium  paid on a derivative instrument  purchased  during 1999.  See Note 2D to the  consolidated  financial  statements  for  information  related to derivative
instruments  used  to  hedge  the  guaranteed  minimum  death  benefit  ("GMDB")  reserve  fluctuations.   Excluding  the  derivative
amortization,  net  investment  income  increased  62% in 2000 and  increased 3% in 1999 as a result of increased  bond holdings that support the Company's risk-based capital objectives.

 Premium income represents  premiums earned on the sale of ancillary  contracts such as immediate  annuities with life contingencies, supplementary  contracts with life  contingencies  and certain life insurance  products.  Increased sales of these products led to an increase in premium  income in 2000.  The increase in 2000 and 1999 was  primarily  due to higher sales of  supplementary  contracts.
Management expects supplementary contracts to grow over time with the maturing of core business lines.

Net  realized  investment  losses  totaled  $688,000 in 2000,  compared to gains of $578,000 in 1999 and $99,000 in 1998.  The change from 1999 to 2000 is primarily  due to realized  losses on sales of  securities in the fixed  maturity  portfolio.  These losses were partially  offset by realized gains on sales of fixed  maturities  and mutual funds.  The increase in realized gains in 1999 compared to 1998 is due to higher gains on sales of mutual fund investments.

 The change in annuity policy reserves  includes changes in reserves related to annuity contracts with mortality risks as well as the
Company's GMDB liability.  In 2000,  equity markets  declined and the underlying  fund  performance was lower than the prior year. In contrast,  the equity markets and underlying  fund  performance  were up  significantly  in 1999 compared to 1998. The combination of these events  resulted in an increase in GMDB  reserves of  $39,866,000  in 2000.  This  compares to an increase in GMDB  reserves of
$2,323,000 in 1999.

 In 1999,  the Company began to develop a program  utilizing  equity put options to manage the risks  embedded in the GMDB in annuity contracts that would result from  significant  declines in the equity markets.  Prior to the  implementation  of the hedge strategies utilizing  equity put options,  the Company had reinsured  substantially  all of its exposure on the GMDB liability.  The reinsurance was terminated during the second quarter of 1999 as the reinsurer had exited this market.

 Return  credited to  contractowners  consists of revenues on the variable  and market value  adjusted  annuities  and variable  life insurance,  offset by the  benefit  payments  and changes in  reserves  required on this  business.  Market  value  adjusted  annuity activity has the largest  impact on this  benefit.  In 2000 and 1999,  the Separate  Account  investment  returns on the market value adjusted  annuities were less than the expected  returns as calculated in the reserves,  contributing to the significant  increase in the return credited to  contractholders  benefit.  In addition,  this benefit  increased as a result of the  amortization of unearned
Performance  Advantage  target value credits,  which increased  $6,826,000 in 2000 over 1999. Other  significant  contributors to the change from 1999 to 2000 include  guaranteed  minimum death benefit  payments on variable  annuities  which were driven up due to the market declines in 2000 as well as increased costs associated with processing of backdated  financial  transactions.  These increased costs were partially offset by a 2000 experience refund on certain reinsurance treaties in the amount of $4,339,000.

 Underwriting, acquisition and other insurance expenses for 2000, 1999 and 1998 were as follows:

                     (in thousands)                                  2000                 1999                1998
                                                                     ----                 ----                ----

   Commissions and purchase credits                              $ 393,494            $ 358,279           $ 201,008

   General operating expenses                                      252,206              214,269             141,586

   Acquisition costs deferred during the year                     (495,103)            (450,059)           (261,432)
   Acquisition costs amortized during the year                     184,616               83,861              86,628
                                                                   -------   -           ------   -          ------

   Net capitalization of deferred acquisition costs               (310,487)            (366,198)           (174,804)
                                                       -          ---------            ---------           ---------

   Underwriting, acquisition and other
        insurance expenses                                       $ 335,213            $ 206,350           $ 167,790
                                                                 =========            =========           =========

 Underwriting,  acquisition  and  other  insurance  expenses  increased  62%  and  23% in  2000  and  1999,  respectively.  Increased commissions  and  purchase  credits  reflect the  increase in sales in both 2000 and 1999.  Significant  investments  in new product development  and  internet-based  technology  contributed  to  general  operating  expense  increases  in both  2000 and  1999.  The amortization of acquisition  costs  increased  substantially  in 2000 compared to 1999 as the associated  costs from record sales in late 1999 and early 2000 were  recognized in accordance with accounting  principles  generally  accepted in the United States profit and expense recognition models.

 Interest  expense  increased  $16,496,000  in  2000  and  $28,498,000  in 1999  as a  result  of  additional  securitized  financing transactions,  which  consist of the  transfer of rights to receive  future fees to the Parent  ("securitization  transactions").  In addition,  the  Company  retired  surplus  notes  on  December  10,  2000 and  December  31,  1999 of  $20,000,000  and  $14,000,000,
respectively.  Surplus notes outstanding as of December 31, 2000 and 1999 totaled $159,000,000 and $179,000,000, respectively.

 The  effective  income tax rates for the years ended  December 31,  2000,  1999 and 1998 were 32%,  28% and 19%,  respectively.  The effective  rate is lower than the  corporate  rate of 35% due to  permanent  differences,  with the most  significant  item being the dividend  received  deduction.  Management  believes that based on the taxable income  produced in the past two years, as well as the continued  growth in annuity sales,  the Company will produce  sufficient  taxable income in future years to realize its deferred tax assets.

 The Company  generated net income after tax of  $64,817,000,  $76,169,000  and  $34,767,000  in 2000,  1999 and 1998,  respectively.
Revenue  increases in 2000 were more than offset by higher  benefits and expenses  driven  primarily from the increase in the reserve requirement  related  to the GMDB as a result of the  decline in the equity  markets.  Investments  in new  product  development  and technology  also  contributed  to the  increase in  expenses.  These  factors  resulted in the 15% decline in net income.  Net income increased  119% in 1999 due to strong sales growth and favorable  market  conditions  which led to higher  asset-based  revenue.  The
Company  considers  Mexico an emerging  market and has invested in the Skandia Vida  operations  with the  expectation  of generating profits from long-term  savings  products in future years. As such,  Skandia Vida has generated net losses of $2,540,000,  $2,523,000 and $2,514,000 for the years ended  December 31, 2000,  1999 and 1998,  respectively.  The Company  expects to transfer  ownership of
Skandia Vida to an upstream affiliate during 2001.

 On March 22, 2001, the Company  announced that it will begin an aggressive  operating  expense reduction program to better align its operating  infrastructure  with the current  investment  environment.  The planned  moves  include a reduction of  approximately  150 positions,  representing 13% of the Company's  workforce,  reductions in the compensation and benefit programs and the curtailment of certain discretionary expenses.

 Total assets grew 3% in 2000  partially  as a result of the modest  increase in separate  account  assets  reflecting  the impact of strong  sales  which were  almost  entirely  offset by the  decline in equity  markets.  Increased  deferred  acquisition  costs also contributed  to the  increase in assets.  Liabilities  grew 2% in 2000 due to higher  reserves  required  to support the  increase in annuity and life insurance  business,  and increased  financing activity related to the transfer of rights to receive future fees and charges.

 Liquidity and Capital Resources
 -------------------------------

 The Company's liquidity requirement was met by cash from insurance operations,  investment  activities,  borrowings from ASI and the securitization transactions with ASI.

 The majority of the  operating  cash outflow  resulted  from the sale of variable  annuity and variable  life  products that carry a contingent  deferred  sales charge.  This type of product causes a temporary cash strain in that 100% of the proceeds are invested in separate  accounts  supporting  the  product  leaving a cash (but not  capital)  strain  caused by the  acquisition  cost for the new business.  This cash strain  required the Company to look beyond the cash made available by insurance  operations and  investments of the Company to financing in the form of surplus notes, capital  contributions,  securitization  transactions and modified coinsurance reinsurance arrangements:

o        During 2000 and 1999, the Company received  $69,000,000 and $34,800,000,  respectively,  from ASI to support the capital needs and anticipated  growth in business of its U.S.  operations.  In addition,  the Company received  $2,450,000 and $1,690,000 from
     ASI in 2000 and 1999, respectively, to support its investment in Skandia Vida.

o        Funds received from new securitization  transactions  amounted to $476,288,000 in 2000 and $265,710,000 in 1999 (see Note 8 to
     the consolidated financial statements).

o        During 2000 and 1999, the Company  extended its reinsurance  agreements.  The Company also entered into an agreement with SICL in 2000. The reinsurance  agreements are modified  coinsurance  arrangements  where the reinsurer  shares in the experience of a specific book of business.

 The Company expects the continued use of reinsurance and  securitization  transactions to fund the cash strain  anticipated from the acquisition costs on the coming years' sales volume.

 As of December 31, 2000 and 1999,  shareholder's  equity totaled  $496,911,000 and  $359,434,000,  respectively.  The increases were driven by the previously mentioned capital contributions received from ASI and net income from operations.

 The Company has long-term surplus notes and short-term borrowings with ASI.  No dividends have been paid to ASI.

 The National Association of Insurance  Commissioners  ("NAIC") requires insurance companies to report information  regarding minimum
Risk Based Capital ("RBC")  requirements.  These  requirements are intended to allow insurance  regulators to identify companies that may need  regulatory  attention.  The RBC model law requires that insurance  companies  apply various  factors to asset,  premium and reserve items,  all of which have inherent risks.  The formula  includes  components for asset risk,  insurance  risk,  interest rate risk and business  risk.  The Company has complied with the NAIC's RBC reporting  requirements  and has total  adjusted  capital well above required capital.

 Effects of Inflation
 --------------------

The rate of inflation has not had a significant effect on the Company's financial statements.

Outlook
-------

The Company  believes that it is well positioned to retain and enhance its position as a leading  provider of financial  products for long-term  savings  and  retirement  purposes as well as to address the  economic  impact of  premature  death,  estate and  business planning  concerns and supplemental  retirement needs. The Company  continues to focus on offering  innovative  long-term savings and income products and providing  superior  customer service in order to gain market share and improve  profitability in an increasingly competitive market.

The Gramm-Leach-Bliley  Act of 1999 (the Financial Services Modernization Act) permits affiliation among banks,  securities firms and insurance  companies.  This  legislative  change has created  opportunities  for continued  consolidation  in the financial  services industry and increased competition as large companies offer a wide array of financial products and services.

Various  other  legislative  initiatives  could  impact the Company  such as pension  reform,  capital  gains and estate tax changes, privacy  standards and internet  regulation.  Pension reform may change current tax deferral rules and allow increased  contributions to  retirement  plans,  which may lead to higher  investments  in  tax-deferred  products  and create  growth  opportunities  for the
Company.  A capital gains tax reduction may cause  tax-deferred  products to be less  attractive to consumers,  which could adversely impact the  Company.  New privacy  standards  and internet  regulation  may impact the  Company's  strategic  initiatives  especially related to potential partnerships with web-based technology providers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to potential  fluctuations  in earnings and the fair value of certain of its assets and  liabilities,  as well as variations in expected cash flows due to changes in market interest rates and equity prices.  The following  discussion focuses on specific  exposures the Company has to interest rate and equity price risk and describes  strategies used to manage these risks.  The discussion  is limited to financial  instruments  subject to market risks and is not intended to be a complete  discussion  of all of the risks to which the Company is exposed.

 Interest Rate Risk
 ------------------

 Fluctuations  in interest rates can potentially  impact the Company's  profitability  and cash flows.  The Company has 97% of assets held under  management  that are in  non-guaranteed  Separate  Accounts for which the Company's  exposure is not  significant  as the contractowner  assumes  substantially  all the investment risk. On the remaining 3% of assets,  the interest rate risk from contracts that carry  interest  rate  exposure  is managed  through an  asset/liability  matching  program  which  takes into  account the risk variables of the insurance liabilities supported by the assets.

 At December 31, 2000, the Company held fixed maturity  investments in its general  account that are sensitive to changes in interest rates.  These  securities  are held in support  of the  Company's  fixed  immediate  annuities,  supplementary  contracts,  the fixed components  of variable  life  insurance  contracts,  and in support of the  Company's  target  solvency  capital.  The Company has a conservative  investment  philosophy with regard to these  investments.  All investments are investment  grade corporate  securities, government agency or U.S. government securities.

 The Company's  deferred  annuity  products  offer a fixed option which  subjects the Company to interest rate risk. The fixed option guarantees a fixed rate of interest for a period of time selected by the  contractowner.  Guarantee  period options  available  range from one to ten years.  Withdrawal  of funds before the end of the  guarantee  period  subjects the  contractowner  to a market value adjustment  ("MVA").  In the event of rising interest rates, which make the fixed maturity  securities  underlying the guarantee less valuable,  the MVA could be negative.  In the event of declining interest rates, which make the fixed maturity securities  underlying the guarantee more valuable,  the MVA could be positive.  The resulting  increase or decrease in the value of the fixed option,  from calculation of the MVA,  should  substantially  offset the increase or decrease in the market value of the securities  underlying the guarantee.  The Company  maintains strict  asset/liability  matching to enable this offset.  However,  the Company still takes on the default risk for the underlying  securities,  the interest rate risk of reinvestment of interest  payments and the risk of failing to maintain the asset/liability matching program with respect to duration and convexity.

Liabilities held in the Company's  general account and guaranteed  separate  account as of December 31, 2000 totaled  $1,095,100,000.
Fixed income  investments  supporting  those  liabilities  had a fair value of  $1,098,500,000.  The Company  performed a sensitivity analysis on these  interest-sensitive  liabilities  and assets at December 31, 2000. The analysis  showed that an immediate  decrease of 100 basis points in interest rates would result in a net increase in liabilities  and the  corresponding  assets of  approximately
$37,300,000  and  $41,500,000,  respectively.  An analysis of a 100 basis point decline in interest rates at December 31, 1999 showed a net  increase in  interest-sensitive  liabilities  and the  corresponding  assets of  approximately  $10,200,000  and  $24,800,000, respectively.

 Equity Market Exposure
 ----------------------

 The primary  equity market risk to the Company comes from the nature of the variable  annuity and variable life products sold by the
Company.  Various  fees  and  charges  earned  are  substantially  derived  as a  percentage  of the  market  value of  assets  under management.  In a market decline,  this income would be reduced.  This could be further  compounded by customer  withdrawals,  net of applicable  surrender  charge  revenues,  partially  offset by transfers to the fixed option  discussed  above.  A 10% decline in the market value of the assets under management at December 31, 2000,  sustained  throughout 2001, would result in an approximate drop in related  annual fee income of  $54,000,000.  This result was not  materially  different  than the result  obtained  from the analysis performed as of December 31, 1999.

 Another equity market risk exposure of the Company  relates to the guaranteed  minimum death benefit  liability.  Declines in equity markets and  correspondingly  the  performance  of the  underlying  mutual  funds,  increases  the  guaranteed  minimum death benefit liabilities.  As discussed in Note 2D of the  consolidated  financial  statements,  the Company  utilizes  derivative  instruments to hedge  against  the risk of  significant  decreases  in equity  markets.  Prior to the  implementation  of this  program  the Company utilized reinsurance to transfer this risk.

 The  Company  has a small  portfolio  of equity  investments;  mutual  funds  which are held in support  of a deferred  compensation program.  In the event of a decline in market values of underlying  securities,  the value of the portfolio  would  decline,  however the accrued benefits payable under the related deferred compensation program would decline by a corresponding amount.

 Estimates of interest rate risk and equity price risk were  obtained  using  computer  models that take into  consideration  various assumptions  about the future.  Given the  uncertainty  of future  interest  rate  movements,  volatility  in the equity  markets and consumer behavior, actual results may vary from those predicted by the Company's models.

                                             AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                                     INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of American Skandia Life Assurance Corporation
Shelton, Connecticut

We have audited the  consolidated  statements of financial  condition of American  Skandia Life  Assurance  Corporation  (the "Company"
which is a wholly-owned  subsidiary of Skandia Insurance  Company Ltd.) as of December 31, 2000 and 1999, and the related  consolidated statements of operations,  shareholder's  equity and cash flows for the three year period ended December 31, 2000.  These  consolidated financial  statements  are the  responsibility  of the  Company's  management.  Our  responsibility  is to  express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing  standards  generally  accepted in the United States.  Those standards require that we plan  and  perform  the  audit to  obtain  reasonable  assurance  about  whether  the  financial  statements  are  free of  material misstatement.  An audit  includes  examining,  on a test  basis,  evidence  supporting  the amounts and  disclosures  in the  financial statements.  An audit also includes assessing the accounting principles used and significant  estimates made by management,  as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly,  in all material  respects,  the  consolidated  financial position  of American  Skandia  Life  Assurance  Corporation  at December  31,  2000 and 1999,  and the  consolidated  results of their operations  and their cash flows for each of the three years in the period  ended  December  31,  2000 in  conformity  with  accounting principles generally accepted in the United States.

/s/Ernst & Young

February 2, 2001
Hartford, Connecticut

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                            Consolidated Statements of Financial Condition
                                                            (in thousands)

                                              See notes to consolidated financial statements.

                                                                             As of December 31,
                                                                          2000                        1999
                                                                     ---------------            ----------------
ASSETS
------

Investments:
  Fixed maturities - at fair value                                          285,708             $       198,165                                                                                            $
  Fixed maturities - at amortized cost                                                                    3,360
                                                                                  -
  Equity securities - at fair value                                          20,402                      16,404
  Derivative instruments
                                                                              3,015                         189
  Policy loans                                                                3,746                       1,270
                                                                      --------------              --------------
                                                                      --------------              --------------

    Total investments                                                       312,871                     219,388

Cash and cash equivalents                                                    76,499                      89,212
Accrued investment income                                                     5,209                       4,054
Deferred acquisition costs                                                1,398,192                   1,087,705
Reinsurance receivable                                                        3,642                       4,062
Receivable from affiliates                                                    3,327
                                                                                                              -
Income tax receivable
                                                                             34,620                           -
Income tax receivable - deferred                                                                         51,726
                                                                                  -
State insurance licenses                                                      4,113                       4,263
Fixed assets                                                                 10,737                       3,305
Other assets                                                                 96,403                      36,698
Separate account assets                                                  29,757,092                  29,381,166
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

  Total assets                                                       $   31,702,705             $    30,881,579
                                                                     ===============            ================
                                                                     ===============            ================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Liabilities:
Reserves for future insurance policy and contract benefits                  135,545             $        73,292                                                                                            $
Drafts outstanding                                                           63,758                      51,059
Accounts payable and accrued expenses                                       137,040                     158,590
Income tax payable                                                                                       24,268
                                                                                  -
Income tax payable - deferred
                                                                              8,949                           -
Payable to affiliates
                                                                                  -                      68,736
Future fees payable to parent                                               934,410
                                                                                                     576,034
Short-term borrowing                                                         10,000                      10,000
Surplus notes                                                               159,000                     179,000
Separate account liabilities                                             29,757,092                  29,381,166
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

  Total liabilities                                                      31,205,794                  30,522,145
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

Shareholder's equity:
Common stock, $100 par value, 25,000 shares authorized,
    issued and outstanding                                                    2,500                       2,500
Additional paid-in capital                                                  287,329                     215,879
Retained earnings                                                           205,979                     141,162
Accumulated other comprehensive income (loss)                                 1,103                       (107)
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

    Total shareholder's equity                                              496,911                     359,434
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

    Total liabilities and shareholder's equity                           31,702,705             $    30,881,579                                                                                            $
                                                                     ===============            ================

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                                 Consolidated Statements of Operations
                                                            (in thousands)

                                              See notes to consolidated financial statements.

                                                                        For the Year Ended December 31,
                                                                   2000                  1999                 1998
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

REVENUES
--------

Annuity and life insurance charges and fees                  $                     $                    $
                                                                     424,578              289,989              186,211
Fee income                                                           130,610               83,243               50,839
Net investment income                                                 11,656               10,441               11,130
Premium income                                                         3,118                1,278                  874
Net realized capital (losses) gains                                    (688)                  578                   99
Other                                                                  2,348                1,832                  387
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

  Total revenues                                                     571,622              387,361              249,540
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                                    751                  612                  558
  Change in annuity and life insurance policy reserves                45,018                3,078                1,053
  Cost of minimum death benefit reinsurance
                                                                           -            2,945                5,144
  Return credited to contractowners                                    9,046              (1,639)              (8,930)
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

                                                                      54,815                4,996              (2,175)

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                         335,213              206,350              167,790
  Interest expense                                                    85,998               69,502               41,004
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

                                                                     421,211              275,852              208,794
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

  Total benefits and expenses                                        476,026              280,848              206,619
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

    Income from operations before income tax                          95,596              106,513               42,921

      Income tax expense
                                                                      30,779               30,344                8,154
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

        Net income                                           $                     $                    $
                                                                      64,817               76,169               34,767
                                                             ================      ===============      ===============
                                                             ================      ===============      ===============

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                            Consolidated Statements of Shareholder's Equity
                                                            (in thousands)

                                            See notes to consolidated financial statements.

                                                                   For the Year Ended December 31,
                                                               2000                 1999                  1998
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Common stock:
  Beginning balance                                      $                   $                     $
                                                                  2,500                 2,000                 2,000
  Increase in par value
                                                                      -                   500                     -
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance
                                                                  2,500                 2,500                 2,000
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Additional paid in capital:
  Beginning balance                                             215,879               179,889               151,527
  Transferred to common stock
                                                                      -                 (500)                     -
  Additional contributions                                       71,450                36,490                28,362
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance                                              287,329               215,879               179,889
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Retained earnings:
  Beginning balance                                             141,162                64,993                30,226
  Net income                                                     64,817                76,169                34,767
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance                                              205,979               141,162                64,993
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Accumulated other comprehensive income (loss):
  Beginning balance
                                                                  (107)                 3,535                   668
  Other comprehensive income (loss)
                                                                  1,210               (3,642)                 2,867
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance
                                                                  1,103                 (107)                 3,535
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

      Total shareholder's equity                         $                   $                     $
                                                                496,911               359,434               250,417
                                                         ===============     =================     =================
                                                         ===============     =================     =================

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                                 Consolidated Statements of Cash Flow
                                                            (in thousands)

                                            See notes to consolidated financial statements.

                                                                        For the Year Ended December 31,
                                                                  2000               1999                1998
                                                             -------------      --------------      -------------

Cash flow from operating activities:
  Net income                                                 $                  $                   $
                                                                   64,817              76,169             34,767
  Adjustments to reconcile net income to net
    cash used in operating activities:
      Amortization and depreciation
                                                                    7,565               1,495                251
      Deferred tax expense                                                           (10,903)
                                                                   60,023                               (14,242)
      Change in unrealized losses on derivatives
                                                                  (2,935)               3,749                  -
      Increase in policy reserves
                                                                   50,892               4,367              1,130
      (Decrease) increase in payable to affiliates
                                                                 (72,063)              69,897                166
      Change in income tax payable/receivable
                                                                 (58,888)              17,611              7,704
      Increase in other assets                                                       (32,954)
                                                                 (59,987)                                (1,173)
      Increase in accrued investment income
                                                                  (1,155)             (1,174)              (438)
      Decrease in reinsurance receivable
                                                                      420                 129              2,152
      Net increase in deferred acquisition costs                                    (366,198)          (174,804)
                                                                (310,487)
      (Decrease) increase in accounts payable and accrued
expenses                                                         (21,550)              66,763             20,637
      Increase in drafts outstanding                                                                       9,663
                                                                   12,699              22,118
      Change in foreign currency translation, net
                                                                    (101)                 701               (22)
      Net realized capital gain on expiration of derivatives
                                                                    (500)                   -                  -
      Net realized capital losses (gains)
                                                                      688               (578)               (99)
                                                             -------------      --------------      -------------

        Net cash used in operating activities                                       (148,808)          (114,308)
                                                                (330,562)
                                                             -------------      --------------      -------------

Cash flow from investing activites:
      Purchase of fixed maturity investments                                         (99,250)
                                                                (380,737)                               (31,828)
      Proceeds from sale and maturity of fixed
        maturity investments
                                                                  303,736              36,226              4,049
      Purchase of derivatives
                                                                  (6,722)             (4,974)                  -
      Purchase of shares in mutual funds                                             (17,703)
                                                                 (18,136)                                (7,158)
      Proceeds from sale of shares in mutual funds
                                                                    8,345              14,657              6,086
      Purchase of fixed assets
                                                                  (7,348)             (3,178)               (18)
      Increase in policy loans
                                                                  (2,476)               (701)                118
                                                             -------------      --------------      -------------

        Net cash used in investing activities                                        (74,923)
                                                                (103,338)                               (28,751)
                                                             -------------      --------------      -------------

Cash flow from financing activities:
      Capital contribution from parent
                                                                   51,450              22,490              8,362
      Increase in future fees payable to parent, net
                                                                  358,376             207,056            135,944
      Net deposits to (withdrawals from) contractowner
        accounts                                                   11,361               5,872            (5,696)
--------------------------------------------------------------------------      --------------      -------------

        Net cash provided by financing activities
                                                                  421,187             235,418            138,610
                                                             -------------      --------------      -------------

          Net (decrease) increase in cash and cash
            equivalents
                                                                  12,713)              11,687            (4,449)
          Cash and cash equivalents at beginning of period
                                                                   89,212              77,525             81,974
                                                             -------------      --------------      -------------

            Cash and cash equivalents at end of period       $                  $                   $
                                                                   76,499              89,212             77,525
                                                             =============      ==============      =============

     Income taxes paid                                       $                  $                   $
                                                                   29,644              23,637             14,651
                                                             =============      ==============      =============

      Interest paid                                          $                  $                   $
                                                                   85,551              69,697             35,588
                                                             =============      ==============      =============
                                                                                                    =============

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                              Notes to Consolidated Financial Statements
                                                           December 31, 2000

1.       ORGANIZATION AND OPERATION

         American Skandia Life Assurance  Corporation (the "Company") is a wholly-owned  subsidiary of American Skandia, Inc. ("ASI")
         whose ultimate parent is Skandia Insurance Company Ltd., ("SICL") a Swedish Corporation.

         The Company develops long-term savings and retirement  products which are distributed  through its affiliated  broker/dealer company,  American Skandia Marketing,  Incorporated  ("ASM").  The Company currently issues variable and term life insurance and variable, fixed, market value adjusted and immediate annuities for individuals, groups and qualified pension plans.

         The Company has 99.9% ownership in Skandia Vida, S.A. de C.V.  ("Skandia Vida") which is a life insurance  company domiciled in Mexico.  Skandia Vida had total  shareholder's  equity of $4,402,000  and  $4,592,000 as of December 31, 2000,  and 1999,
         respectively.  The Company  considers  Mexico an emerging  market and has invested in the Skandia Vida  operations  with the expectation  of generating  profits from long-term  savings  products in future years.  As such,  Skandia Vida has generated net losses of $2,540,000, $2,523,000 and $2,514,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       Basis of Reporting
                  ------------------

                  The  accompanying  consolidated  financial  statements have been prepared in conformity with accounting  principles generally  accepted  in the  United  States.  Intercompany  transactions  and  balances  have  been  eliminated  in consolidation.

                  Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

         B.       New Accounting Standard
                  -----------------------

                  The FASB has issued Statement of Financial  Accounting  Standards No. 133,  "Accounting for Derivative  Instruments
                  and Hedging  Activities",  as amended by SFAS 137 and SFAS 138  (collectively,  "SFAS 133").  SFAS 133 is effective for all fiscal quarters of all fiscal years beginning  after June 15, 2000;  accordingly,  the Company adopted SFAS
                  133  on  January  1,  2001.  This  statement   establishes   accounting  and  reporting  standards  for  derivative
                  instruments,  including certain derivative  instruments  embedded in other contracts,  and for hedging  activities.
                  SFAS No. 133 requires that all  derivative  financial  instruments  be measured at fair value and recognized in the statement of condition  as either  assets or  liabilities.  Changes in the fair value of the  derivative  financial instruments  will be reported in either earnings or  comprehensive  income,  depending on the use of the derivative and whether or not it qualifies for hedge accounting.

                  Special hedge  accounting  treatment is permitted  only if specific  criteria are met,  including  that the hedging relationship be highly  effective both at inception and on an ongoing basis.  Accounting for hedges varies based on the type of hedge - fair value or cash flow.  Results of effective  hedges are  recognized in current  earnings for fair value  hedges and in other  comprehensive  income for cash flow  hedges.  Ineffective  portions  of hedges are recognized immediately in earnings.

                                             AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The  derivative  instruments  held by the  Company in 2000 and 1999  consisted  of equity put  options  utilized to manage the market risk and reserve  fluctuations  associated  with the guaranteed  minimum death benefit  ("GMDB").
                  The adoption of SFAS No. 133 did not have a material effect on the Company's financial statements.

C.       Investments
--------------------

                  The Company has  classified  its fixed  maturity  investments  as either  held-to-maturity  or  available-for-sale.
                  Investments  classified as held-to-maturity  are investments that the Company has the ability and intent to hold to
                  maturity.   Such  investments  are  carried  at  amortized  cost.  Those   investments   which  are  classified  as
                  available-for-sale  are  carried  at fair value and  changes in  unrealized  gains and  losses  are  reported  as a component of other comprehensive income.

                  The Company has classified its mutual fund  investments held in support of a deferred  compensation  plan (see Note
                  13) as  available-for-sale.  Such  investments are carried at fair value and changes in unrealized gains and losses are reported as a component of other comprehensive income.

                  Policy loans are carried at their unpaid principal balances.

                  Realized gains and losses on disposal of investments are determined by the specific  identification  method and are included in revenues.

         D.       Derivative Instruments
                  ----------------------

                  The Company uses derivative  instruments  which consist of equity option  contracts for risk  management  purposes, and not for  trading or  speculation.  The  Company  hedges  the market  value  fluctuations  of the GMDB  exposure embedded in its policy reserves.  Premiums paid on option  contracts are amortized into net investment  income over the terms of the  contracts.  The  options are  carried at  amortized  cost plus  intrinsic  value,  if any, at the valuation  date.  An option has intrinsic  value if it is  "in-the-money."  For a put option to be  "in-the-money,"
                  the  exercise  price  must be greater  than the value of the  underlying  index.  Changes  in  intrinsic  value are recorded as a component of the change in annuity and life  insurance  policy  reserves  consistent  with changes in the GMDB reserve.

E.       Cash Equivalents
         ----------------

                  The Company  considers all highly liquid time deposits,  commercial  paper and money market mutual funds  purchased with a maturity at date of acquisition of three months or less to be cash equivalents.

F.       Fair Values of Financial Instruments
         ------------------------------------

                  The methods and assumptions used to determine the fair value of financial instruments are as follows:

                  Fair values of fixed  maturities with active markets are based on quoted market prices.  For fixed  maturities that trade in less active markets, fair values are obtained from an independent pricing service.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  Fair values of investments in mutual funds are based on quoted market prices.

                  The  intrinsic  value  portion  of the  derivative  instrument  is  determined  based on the  current  value of the underlying index.

                  The carrying value of cash and cash  equivalents  (cost)  approximates  fair value due to the short-term  nature of these investments.

                  The carrying value of short-term  borrowings  (cost)  approximates fair value due to the short-term nature of these liabilities.

                  Fair  values of certain  financial  instruments,  such as future fees  payable to parent and surplus  notes are not readily determinable and are excluded from fair value disclosure requirements.

         G.       State Insurance Licenses
                  ------------------------

                  Licenses to do business in all states have been  capitalized  and  reflected  at the purchase  price of  $6,000,000 less  accumulated  amortization.  The cost of the  licenses is being  amortized  on a  straight-line  basis over 40 years.

         H.       Software Capitalization
                  -----------------------

                  The Company  capitalizes  certain  costs  associated  with  internal use software in  accordance  with the American
                  Institute of Certified  Public  Accountants  Statement of Position 98-1 ("SOP 98-1"),  "Accounting for the Costs of
                  Software  Developed or Obtained for Internal Use. The SOP, which was adopted  prospectively  as of January 1, 1999, requires the  capitalization  of certain costs  incurred in connection  with  developing or obtaining  internal use software.  Prior to the adoption of SOP 98-1,  the Company  expensed all  internal  use software  related  costs as
                  incurred.   Details  of  the  capitalized  software  costs,  which  are  included  in  fixed  assets,  and  related amortization for the years ended December 31, are as follows:

                  (in thousands)                                              2000              1999
                                                                              ----              ----

                  Balance at beginning of year                               $2,920             $
                                                                             ------             -
                                                                                       -

                  Software costs capitalized during the year                  4,804
                                                                                               3,035

                  Software costs amortized during the year                      (512)           (115)
                                                                       ---      -----     ----  -----

                                                                              4,292
                                                                      -       -----
                                                                                               2,920
                                                                                               -----

                  Balance at end of year                                     $7,212
                                                                             ======
                                                                                              $2,920
                                                                                              ======

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         I.       Income Taxes
                  ------------

                  The Company is included in the  consolidated  federal  income tax return and combined state income tax return of an upstream  company,  Skandia AFS  Development  Holding  Corporation and certain of its  subsidiaries.  In accordance with the tax sharing  agreement,  the federal and state income tax  provisions  are  computed on a separate  return basis as adjusted for consolidated items such as net operating loss carryforwards.

                  Deferred income taxes reflect the net tax effects of temporary  differences  between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

         J.       Recognition of Revenue and Contract Benefits
                  --------------------------------------------

                  Revenues for variable  deferred  annuity  contracts  consist of charges  against  contractowner  account values for mortality and expense risks,  administration  fees,  surrender charges and an annual  maintenance fee per contract.
                  Benefit  reserves for variable annuity  contracts  represent the account value of the contracts and are included in the separate account liabilities.

                  Revenues for variable  immediate annuity contracts with and without life  contingencies  consist of certain charges against  contractowner  account  values  including  mortality and expense risks and  administration  fees.  Benefit reserves for variable  immediate  annuity  contracts  represent the account value of the contracts and are included in the separate account liabilities.

                  Revenues for market value adjusted fixed annuity  contracts  consist of separate account  investment income reduced by benefit payments and changes in reserves in support of contractowner  obligations,  all of which are included in return  credited to  contractowners.  Benefit  reserves  for these  contracts  represent  the account  value of the contracts,  and are  included in the general  account  reserve for future  contractowner  benefits to the extent in excess of the separate account assets.

                  Revenues for immediate annuity  contracts without life  contingencies  consist of net investment  income.  Revenues for immediate annuity contracts with life  contingencies  consist of single premium payments  recognized as annuity considerations  when  received.  Benefit  reserves for these  contracts are based on the Society of Actuaries  1983
                  Table-a with assumed  interest  rates that vary by issue year.  Assumed  interest  rates ranged from 6.25% to 8.25%
                  at December 31, 2000 and 1999.

                  Revenues  for variable  life  insurance  contracts  consist of charges  against  contractowner  account  values for mortality and expense risk fees,  cost of insurance  fees,  taxes and surrender  charges.  Certain  contracts  also include  charges  against  premium to pay state  premium  taxes.  Benefit  reserves  for  variable  life  insurance contracts represent the account value of the contracts and are included in the separate account liabilities.

                                             AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         K.       Deferred Acquisition Costs
                  --------------------------

                  The costs of acquiring new business,  which vary with and are primarily  related to the production of new business, are being deferred,  net of reinsurance.  These costs include commissions,  costs of contract issuance, and certain selling  expenses that vary with  production.  These costs are being amortized  generally in proportion to expected gross  profits  from  surrender  charges,  policy and asset  based fees and  mortality  and expense  margins.  This amortization is adjusted  retrospectively  and prospectively  when estimates of current and future gross profits to be realized from a group of products are revised.

                  Details of the  deferred  acquisition  costs and  related  amortization  for the years  ended  December  31, are as follows:

                          (in thousands)                                  2000             1999              1998
                                                                          ----             ----              ----

                  Balance at beginning of year                          $1,087,705          $721,507          $546,703
                                                                        ----------          --------          --------

                  Acquisition costs deferred during the year               495,103                             261,432
                                                                                             450,059

                  Acquisition costs amortized during the year             (184,616)          (83,861)          (86,628)
                                                                     ---  ---------      ------------         ---------

                                                                           310,487                             174,804
                                                                     ----  -------         ---                --------
                                                                                             366,198
                                                                                             -------

                  Balance at end of year                                $1,398,192        $1,087,705          $721,507
                                                                        ==========        ==========          ========

         L.       Reinsurance
                  -----------

                  The Company cedes reinsurance under modified  co-insurance  arrangements.  These reinsurance  arrangements  provide additional  capacity  for growth in  supporting  the cash flow  strain  from the  Company's  variable  annuity  and variable life insurance business.  The reinsurance is effected under quota share contracts.

                  The Company reinsured its exposure to market  fluctuations  associated with its GMDB liability in the first half of
                  1999 and in 1998.  Under this  reinsurance  agreement,  the Company ceded  premiums of $2,945,000  and  $5,144,000;
                  received  claim  reimbursements  of  $242,000  and  $9,000;  and,  recorded  increases/(decreases)  in  reserves of
                  ($2,763,000) and $323,000 in 1999 and 1998, respectively.

At December 31, 2000 and 1999, in accordance with the provisions of modified coinsurance agreements, the Company accrued $4,339,000 and
                  $41,000, respectively, for amounts receivable from favorable reinsurance experience on certain blocks of variable annuity business.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         M.       Translation of Foreign Currency
                  -------------------------------

                  The  financial  position  and results of  operations  of Skandia  Vida are  measured  using  local  currency as the functional  currency.  Assets and  liabilities  are  translated  at the exchange  rate in effect at each  year-end.
                  Statements of income and  shareholder's  equity accounts are translated at the average rate  prevailing  during the year.  Translation  adjustments  arising  from the use of  differing  exchange  rates  from  period to  period  are reported as a component of other comprehensive income.

         N.       Separate Accounts
                  -----------------

                  Assets and liabilities in Separate  Accounts are included as separate  captions in the  consolidated  statements of financial  condition.  Separate  Account  assets  consist  principally  of long term bonds,  investments  in mutual funds,  short-term  securities  and  cash  and cash  equivalents,  all of which  are  carried  at fair  value.  The investments  are managed  predominately  through the Company's  investment  advisory  affiliate,  American  Skandia
                  Investment Services,  Inc. ("ASISI"),  utilizing various fund managers as sub-advisors.  The remaining  investments are  managed by  independent  investment  firms.  The  contractowner  has the option of  directing  funds to a wide variety  of  mutual  funds.  The  investment  risk  on  the  variable  portion  of  a  contract  is  borne  by  the contractowner.  A fixed  option  with a  minimum  guaranteed  interest  rate  is also  available.  The  Company  is responsible for the credit risk associated with these investments.

                  Included in Separate Account  liabilities are reserves of $1,059,987,000  and $896,205,000 at December 31, 2000 and
                  1999,  respectively,  relating to annuity  contracts  for which the  contractowner  is  guaranteed  a fixed rate of return.  Separate Account assets of  $1,059,987,000  and $896,205,000 at December 31, 2000 and 1999,  respectively, consisting of long term bonds,  short-term  securities,  transfers  due from the general  account and cash and cash equivalents are held in support of these annuity contracts, pursuant to state regulation.

         O.       Estimates
                  ---------

                  The preparation of financial  statements in conformity with accounting  principles generally accepted in the United
                  States  requires that  management  make  estimates and  assumptions  that affect the reported  amount of assets and liabilities at the date of the financial  statements and the reported  amounts of revenues and expenses  during the reporting  period.  The more significant  estimates and assumptions are related to deferred  acquisition  costs and involve  policy  lapses,  investment  return and  maintenance  expenses.  Actual  results  could  differ from those estimates.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

3.       COMPREHENSIVE INCOME

         The components of comprehensive income, net of tax, for the years ended December 31 were as follows:

                           (in thousands)                                            2000          1999        1998
                                                                                     ----          ----        ----

         Net income                                                                 $64,817       $76,169    $34,767
         Other comprehensive income:
            Unrealized investment (losses) gains on
                available for sale securities                                         (1,681)       (3,438)     2,801
            Reclassification adjustment for realized losses (gains)
                included in investment income                                          2,957          (660)         88
                                                                                   ---------  -----   ----- ----------
            Net unrealized gains (losses) on securities                                1,276        (4,098)     2,889

            Foreign currency translation                                                               456        (22)
                                                                                    -------     ---------- -----------
                                                                                    (66)
                                                                                    ----

         Other comprehensive income (loss)                                             1,210        (3,642)      2,867
                                                                                   --------- --     ------- ---- -----

         Comprehensive income                                                       $66,027       $72,527     $37,634
                                                                                    =======       =======     =======

         The components of accumulated other comprehensive income, net of tax, as of December 31 were as follows:

                     (in thousands)                                                    2000          1999
                                                                                       ----          ----

        Unrealized investment gains (losses)                                          $1,021         ($255)
        Foreign currency translation                                                       82           148
                                                                               ------      --        ------

        Accumulated other comprehensive income (loss)                                 $1,103         ($107)
                                                                                      ======         ======

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS

         The amortized cost,  gross  unrealized  gains/losses  and estimated fair value of  available-for-sale  and  held-to-maturity fixed  maturities and  investments in mutual funds as of December 31, 2000 and 1999 are shown below.  All securities held at
         December 31, 2000 and 1999 were publicly traded.

         Investments in fixed maturities as of December 31, 2000 consisted of the following:

                       (in thousands)                                     Available-for-Sale
                                                                          ------------------

                                                                           Gross              Gross
                                                        Amortized        Unrealized        Unrealized         Fair
                                                           Cost            Gains             Losses          Value
                                                           ----            -----             ------          -----

         U.S. Government obligations                       $206,041              $4,445           $ (11)      $210,475

         Foreign government obligations                       2,791                 195                          2,986
                                                                                                -

         Obligations of state and political
            subdivisions                                        253                   1                            254
                                                                                                -

         Corporate securities                                72,237               1,565          (1,809)        71,993
                                                      ----   ------  --           -----          -------  ----  ------

             Totals                                        $281,322              $6,206         $(1,820)      $285,708
                                                           ========              ======         ========      ========

         The amortized cost and fair value of fixed maturities, by contractual maturity, at December 31, 2000 are shown below.

                       (in thousands)                        Available-for-Sale
                                                             ------------------

                                                          Amortized           Fair
                                                            Cost             Value
                                                            ----             -----

         Due in one year or less                              $ 7,005           $ 7,018

         Due after one through five years                     157,111           158,344

         Due after five through ten years                     107,729           110,469

         Due after ten years                                    9,477             9,877
                                                      -----     -----  ------     -----

            Total                                            $281,322          $285,708
                                                             ========          ========

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS  (continued)

         Investments in fixed maturities as of December 31, 1999 consisted of the following:

                        (in thousands)                                            Available-for-Sale
                                                                                  ------------------

                                                                            Gross             Gross
                                                          Amortized       Unrealized       Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         U.S. Government obligations                          $ 81,183             $ -           $(678)       $ 80,505

         Obligations of state and political
            subdivisions                                           253               -              (3)            250

         Corporate securities                                  121,859               -          (4,449)        117,410
                                                               -------               -          -------        -------

             Totals                                           $203,295             $ -         $(5,130)       $198,165
                                                              ========             ===         ========       ========

                        (in thousands)                                            Held-to-Maturity
                                                                                  ----------------

                                                                            Gross             Gross
                                                          Amortized       Unrealized       Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         U.S. Government obligations                          $1,105               $ -              $ (1)      $1,104

         Corporate securities                                   2,255                -               (15)        2,240
                                                              -------                -               ----       ------

             Totals                                           $3,360               $ -              $(16)      $3,344
                                                              ======               ===              =====      ======

         Proceeds  from  sales of  fixed  maturities  during  2000,  1999 and 1998  were  $302,632,000,  $32,196,000,  and  $999,000,
         respectively.   Proceeds  from  maturities  during  2000,  1999  and  1998  were  $1,104,000,  $4,030,000,  and  $3,050,000, respectively.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS (continued)

     The cost, gross unrealized gains/losses and fair value of investments in mutual funds at December 31, 2000 and 1999 are shown below:

                    (in thousands)                                          Gross             Gross
                                                                         Unrealized        Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         2000                                             $23,218           $ 372           $(3,188)           $20,402
                                                          =======           =====           ========           =======

         1999                                             $11,667          $4,763            $ (26)            $16,404
                                                          =======          ======            ======            =======

         Net realized investment gains (losses) were as follows for the years ended December 31:

                    (in thousands)                                           2000             1999            1998
                                                                             ----             ----            ----

         Fixed maturities:
           Gross gains                                                      $1,002            $ 253            $ -
           Gross losses                                                     (3,450)            (228)              (1)
         Investment in mutual funds:
           Gross gains                                                       1,913              990              281
           Gross losses                                                        (153)           (437)            (181)
                                                                          ---  -----     --    -----            -----

         Totals                                                             $ (688)           $ 578            $ 99
                                                                            =======           =====            ====

5.       NET INVESTMENT INCOME

         The sources of net investment income for the years ended December 31 were as follows:

                    (in thousands)                                           2000             1999            1998
                                                                             ----             ----            ----

         Fixed maturities                                                  $13,502           $ 9,461         $ 8,534
         Cash and cash equivalents                                            5,154            2,159           1,717
         Investment in mutual funds                                               99               32          1,013
         Policy loans                                                             97               31              45
         Derivative instruments                                              (6,939)          (1,036)
                                                                             -------          -------
                                                                                                               -

         Total investment income                                            11,913            10,647          11,309

         Investment expenses                                                     257              206             179
                                                                         ------  ---    ------    ---      ------ ---

         Net investment income                                             $11,656           $10,441         $11,130
                                                                           =======           =======         =======

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES

         The significant components of income tax expense for the years ended December 31 were as follows:

                       (in thousands)                                            2000             1999        1998
                                                                                 ----             ----        ----

         Current tax (benefit) expense                                         ($29,244)         $41,248      $22,384

         Deferred tax expense (benefit)                                                          (10,904)     (14,230)
                                                                                  --       -     --------     -------
                                                                                 60,023
                                                                                 ------

         Total income tax expense                                                $30,779         $30,344       $8,154
                                                                                 =======         =======       ======

         The tax effects of significant  items comprising the Company's  deferred tax balance as of December 31, 2000 and 1999 are as follows:

                      (in thousands)                                                     2000                 1999
                                                                                         ----                 ----

         Deferred tax liabilities:
             Deferred acquisition costs                                              ($411,417)             ($321,873)
             Payable to reinsurers                                                     (29,985)               (26,733)
             Future contractowner benefits                                             (11,526)
                                                                                                           -
             Internal use software                                                      (2,524)
                                                                                                               (1,022)
             Policy fees                                                                (1,551)                (1,146)
             Net unrealized gains                                                         (550)
                                                                                                           -
             Foreign exchange translation                                                  (45)                   (80)
                                                                    ---------              ----  ---------        ----

             Total                                                                    (457,598)              (350,854)
                                                                                      ---------              ---------

         Deferred tax assets:
             Net separate account liabilities
                                                                                       421,662                333,521
             Future contractowner benefits
                                                                                              -                 3,925
             Other reserve differences
                                                                                         2,675                 39,645
             Deferred compensation
                                                                                        17,869                 18,844
             Surplus notes interest
                                                                                         5,536                  5,030
             Net unrealized losses
                                                                                              -                   137
             Other
                                                                                           907                  1,478
                                                                    --------               ---                  -----

             Total
                                                                                           -
                                                                                       448,649                402,580
                                                                                       -------                -------

             Income tax (payable) receivable - deferred                             ($   8,949)
                                                                                    ===========
                                                                                                              $51,726
                                                                                                              =======

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES (continued)

         The income tax expense was different from the amount  computed by applying the federal  statutory tax rate of 35% to pre-tax income from continuing operations as follows:

                    (in thousands)                                                2000           1999           1998
                                                                                  ----           ----           ----

         Income (loss) before taxes
            Domestic                                                             $98,136      $109,036       $45,435
            Foreign                                                               (2,540)        (2,523)      (2,514)
                                                                                  -------    --- -------      -------
            Total                                                                  95,596      106,513         42,921

            Income tax rate                                                          35%             35%            35%
                                                                            -----    ---      ---    ---   ----     ---

         Tax expense at federal statutory income tax rate                         33,459         37,280        15,022

         Tax effect of:
            Dividend received deduction                                           (7,350)        (9,572)        (9,085)
            Losses of foreign subsidiary                                                             883           880
                                                                                 889
            Meals and entertainment                                                                  664           487
                                                                                 841
            State income taxes                                                      (524)         1,071            673
            Other                                                                   3,464             18           177
                                                                                 --------     ----------     ---------

         Income tax expense                                                    $ 30,779       $ 30,344       $ 8,154
                                                                               ========       ========       =======

7.       COST ALLOCATION AGREEMENTS WITH AFFILIATES

         Certain operating costs (including  personnel,  rental of office space,  furniture,  and equipment) have been charged to the
         Company at cost by American Skandia Information Services and Technology  Corporation  ("ASIST"),  an affiliated company. The
         Company  has also  charged  operating  costs to ASISI.  The total  cost to the  Company  for  these  items was  $13,974,000,
         $11,136,000,  and $7,722,000 for the years ended December 31, 2000, 1999 and 1998,  respectively.  Income received for these items was $11,186,000, $3,919,000 and $1,355,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         Beginning in 1999, the Company was reimbursed by ASM for certain  distribution  related costs  associated  with the sales of business  through an investment firm where ASM serves as an introducing  broker dealer.  Under this agreement,  the expenses reimbursed  were  $5,842,000  and  $1,441,000  for the years ended  December 31, 2000 and 1999.  As of December 31, 2000 and
         1999, amounts receivable under this agreement were $492,000 and $245,000, respectively.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT

         In a series of transactions  with ASI, the Company  transferred  certain rights to receive future fees and contract  charges expected to be realized on variable portions of designated blocks of deferred annuity contracts.

         The proceeds from the  transfers  have been recorded as a liability  and are being  amortized  over the remaining  surrender charge  period of the  designated  contracts  using the interest  method.  The Company did not transfer the right to receive future fees and charges after the expiration of the surrender charge period.

         In connection with these  transactions,  ASI issued  collateralized  notes in private  placements,  which are secured by the rights to receive future fees and charges purchased from the Company.

         Under the terms of the Purchase  Agreements,  the rights  transferred  provide for ASI to receive a percentage  (60%, 80% or
         100% depending on the underlying  commission  option) of future mortality and expense charges and contingent  deferred sales charges,  after reinsurance,  expected to be realized over the remaining surrender charge period of the designated contracts
         (6 to 8 years).

         Payments  representing  fees and charges in the aggregate amount of $219,454,000,  $131,420,000 and $69,226,000 were made by the Company to the Parent for the years ended December 31, 2000, 1999 and 1998,  respectively.  Related  interest expense of
         $70,667,000,  $52,840,000  and  $22,978,000  has been included in the  statement of income for the years ended  December 31,
         2000, 1999 and 1998, respectively.

         The  Commissioner  of the State of Connecticut has approved the transfer of future fees and charges;  however,  in the event that the Company  becomes subject to an order of liquidation or  rehabilitation,  the  Commissioner  has the ability to stop the payments due to the Parent under the Purchase Agreement subject to certain terms and conditions.

         The present values of the transactions as of the respective effective date were as follows:

                              Closing      Effective          Contract Issue         Discount       Present
           Transaction         Date           Date                Period               Rate          Value
           -----------         ----           ----                ------               ----          -----

             1996-1           12/16/96         9/1/96        1/1/94  -   6/30/96       7.5%           $50,221
             1997-1            7/23/97         6/1/97        3/1/96  -   4/30/97       7.5%            58,767
             1997-2           12/30/97        12/1/97         5/1/95  - 12/31/96       7.5%            77,552
             1997-3           12/30/97        12/1/97         5/1/96  - 10/31/97       7.5%            58,193
             1998-1            6/30/98         6/1/98        1/1/97  -   5/31/98       7.5%            61,180
             1998-2           11/10/98        10/1/98        5/1/97  -   8/31/98       7.0%            68,573
             1998-3           12/30/98        12/1/98         7/1/96  - 10/31/98       7.0%            40,128
             1999-1            6/23/99         6/1/99        4/1/94  -   4/30/99       7.5%           120,632
             1999-2           12/14/99        10/1/99       11/1/98  -   7/31/99       7.5%           145,078
             2000-1            3/22/00         2/1/00        8/1/99  -   1/31/00       7.5%           169,459
             2000-2            7/18/00         6/1/00        2/1/00  -   4/30/00       7.25%           92,399
             2000-3           12/28/00        12/1/00         5/1/00  - 10/31/00       7.25%          107,291
             2000-4           12/28/00        12/1/00         1/1/98  - 10/31/00       7.25%          107,139

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT (continued)

         Expected payments of future fees payable to ASI as of December 31, 2000 are as follows:

                                                     Year Ended
               (in thousands)                        December 31,                          Amount
                                                     ------------                          ------

                                                         2001                             $164,892
                                                         2002                              169,511
                                                         2003                              165,626
                                                         2004                              151,516
                                                         2005                              128,053
                                                             2006 and thereafter           154,812
                                                                                --         -------

                                                        Total                             $934,410
                                                                                          ========

9.       LEASES

         The Company leases office space under a lease  agreement  established in 1989 with ASIST.  The Company  entered into a lease agreement for office space in Westminster,  Colorado,  effective  January 1, 2001. Lease expense for 2000, 1999 and 1998 was
         $6,593,000,  $5,003,000  and  $3,588,000  respectively.  Future  minimum  lease  payments  per year and in  aggregate  as of
         December 31, 2000 are as follows:

                 (in thousands)          2001                              $6,487
                                         2002                               8,032
                                         2003                               8,098
                                         2004                               8,209
                                         2005                               8,756
                                         2006 and thereafter               51,922
                                                                       -----------

                                         Total                            $91,504
                                                                       ===========

10.      RESTRICTED ASSETS

         To comply with certain state insurance  departments'  requirements,  the Company  maintains cash, bonds and notes on deposit with various  states.  The carrying value of these  deposits  amounted to $4,636,000 and $4,868,000 as of December 31, 2000,
         and 1999,  respectively.  These  deposits are required to be  maintained  for the  protection of  contractowners  within the individual states.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

11.      RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Statutory basis shareholder's equity was $342,804,000 and $286,385,000 at December 31, 2000 and 1999, respectively.

         The statutory  basis net income for the year ended December 31, 2000 was  $11,550,000,  as compared to losses of $17,672,000 and $13,152,000 for the years ended December 31, 1999 and 1998, respectively.

         Under  various  state  insurance  laws,  the maximum  amount of dividends  that can be paid to  shareholders  without  prior approval of the state  insurance  department  is subject to  restrictions  relating to  statutory  surplus and net gain from operations.  At December 31, 2000, no amounts may be distributed without prior approval.

         On November 8, 1999,  the Board of Directors  authorized the Company to increase the par value of its capital stock from $80 per share to $100 per share in order to comply with  minimum  capital  levels as required by the  California  Department  of
         Insurance.  This  transaction  resulted in a corresponding  decrease in paid in and contributed  surplus of $500,000 and had no effect on capital and surplus.

12.      STATUTORY ACCOUNTING PRACTICES

         The National  Association of Insurance  Commissioners  ("NAIC") revised the Accounting  Practices and Procedures Manual in a process  referred to as  Codification.  The State of Connecticut has adopted the provisions of the revised manual,  which is effective January 1, 2001. The revised manual has changed, to some extent,  prescribed  statutory  accounting  practices and will  result in  changes  to the  accounting  practices  that the  Company  uses to prepare  its  statutory-basis  financial statements.  The  adoption of the revised  accounting  practices is not  expected to have a material  adverse  effect on the
         Company's statutory-basis capital and surplus.

13.      EMPLOYEE BENEFITS

         The  Company  has a 401(k)  plan for  which  substantially  all  employees  are  eligible.  Under  this  plan,  the  Company contributes  3% of salary  for all  participating  employees  and  matches  employee  contributions  at a 50% level up to an additional 3% Company  contribution.  Company  contributions  to this plan on behalf of the  participants  were  $3,734,000,
         $3,164,000 and $2,115,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Company  has a deferred  compensation  plan,  which is  available  to the  internal  field  marketing  staff and certain officers.  Company  contributions  to this plan on behalf of the participants  were $399,000,  $193,000 and $342,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The  Company and certain  affiliates  cooperatively  have a  long-term  incentive  program  under which units are awarded to executive  officers  and other  personnel.  The Company and certain  affiliates  also have a profit  sharing  program  which benefits all employees  below the officer level.  These programs  consist of multiple plans with new plans  instituted  each year.  Generally,  participants  must remain employed by the Company or its affiliates at the time such units are payable in order to  receive  any  payments  under the  programs.  The  accrued  liability  representing  the value of these  units was
         $31,632,000  and  $42,619,000  as of  December  31,  2000  and  1999,  respectively.  Payments  under  these  programs  were
         $13,542,000, $4,079,000 and $2,407,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                       (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

14.      REINSURANCE

         The effect of reinsurance for the years ended December 31, 2000, 1999 and 1998 is as follows:

         (in thousands)                                       2000
                                                              ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $477,802                      $45,784                      $13,607
        Ceded                              (53,224)                        (766)                      (4,561)
                                ---        --------           ------       -----           ---        -------
        Net                              $424,578                      $45,018                      $ 9,046
                                         ========                      =======                      =======

                                                                 1999
                                                                 ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $326,670                       $4,151                      ($1,382)
        Ceded                              (36,681)                      (1,073)                       (257)
                                ---        --------             -        -------          ----         -----
        Net                              $289,989                       $3,078                      ($1,639)
                                         ========                       ======                      ========

                                                                 1998
                                                                 ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $215,425                       $ 691                       ($8,921)
        Ceded                             (29,214)                         362                             (9)
                                --        --------           -----         ---            ---------        ---
        Net                              $186,211                      $1,053                       ($8,930)
                                         ========                      ======                       ========

         In December 2000,  the Company  entered into a modified  coinsurance  agreement  with SICL  effective  January 1996.  During
         2000, ceded premiums received net of commission  expenses and reserve  adjustments were  $10,360,000.  At December 31, 2000,
         $6,109,000 was payable to SICL under this agreement.

         Such ceded  reinsurance  does not relieve the Company of its  obligations to  policyholders.  The Company  remains liable to its  policyholders  for the portion  reinsured to the extent that any reinsurer does not meet its obligations  assumed under the reinsurance agreements.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

15.      SURPLUS NOTES

The Company has issued surplus notes to its Parent in exchange for cash.  Surplus notes outstanding as of December 31, 2000 and 1999 were as follows:

              (in thousands)
                                                                                            Interest for the
         ---------------------------------
                                            Interest       2000         1999           Years Ended December 31,
         ---------------------------------
                 Issue Date                   Rate        Amount       Amount         2000       1999        1998
                 ----------                   ----        ------       ------         ----       ----        ----
         ---------------------------------

         ---------------------------------
         December 29, 1993                   6.84%                                           -           -     1,387
                                                      -             -
         ---------------------------------
         February 18, 1994                   7.28%                         10,000         732         738         738
                                                      -
         ---------------------------------
         March 28, 1994                      7.90%                         10,000         794         801         801
                                                      -
         ---------------------------------
         September 30, 1994                  9.13%          15,000         15,000       1,392       1,389       1,389
         ---------------------------------
         December 28, 1994                   9.78%                              -           -       1,308       1,388
                                                           -
         ---------------------------------
         December 19, 1995                   7.52%          10,000         10,000         765         762         762
         ---------------------------------
         December 20, 1995                   7.49%          15,000         15,000       1,142       1,139       1,139
         ---------------------------------
         December 22, 1995                   7.47%           9,000          9,000         684         682         682
         ---------------------------------
         June 28, 1996                       8.41%          40,000         40,000       3,420       3,411       3,411
         ---------------------------------
         December 30, 1996                   8.03%          70,000         70,000       5,715       5,698       5,699
                                                      ---   ------  ---    ------ ---   ----- ---   ----- ---   -----
         ---------------------------------

         ---------------------------------
         Total                                            $159,000       $179,000     $14,644     $15,928     $17,396
                                                          ========       ========     =======     =======     =======
         ---------------------------------

         Surplus notes for  $10,000,000  dated  February 18, 1994 and  $10,000,000  dated March 28, 1994 were converted to additional paid-in  capital on December 27, 2000. A surplus note for  $14,000,000  dated  December 28, 1994 was converted to additional paid-in capital on December 10, 1999.  All surplus notes mature seven years from the issue date.

         Payment of interest and  repayment of principal  for these notes is subject to certain  conditions  and require  approval by the  Insurance  Commissioner  of the State of  Connecticut.  At December  31, 2000 and 1999,  $15,816,000  and  $14,372,000,
         respectively, of accrued interest on surplus notes was not approved for payment under these criteria.

16.      SHORT-TERM BORROWING

         The Company had a  $10,000,000  short-term  loan  payable to ASI at December  31, 2000 and 1999 as part of a revolving  loan agreement.  The loan has an  interest  rate of 7.13% and  matures  on March 12,  2001.  The total  interest  expense  to the
         Company was  $687,000,  $585,000  and  $622,000 and for the years ended  December  31,  2000,  1999 and 1998,  respectively.
         Accrued interest payable was $222,000 and $197,000 as of December 31, 2000 and 1999, respectively.

17.      CONTRACT WITHDRAWAL PROVISIONS

         Approximately 99% of the Company's  separate account  liabilities are subject to discretionary  withdrawal by contractowners at market value or with market value  adjustment.  Separate  account  assets which are carried at fair value are adequate to pay such withdrawals  which are generally  subject to surrender  charges ranging from 10% to 1% for contracts held less than
         10 years.

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

18.      SEGMENT REPORTING

         In recent  years,  in order to complete  the array of products  offered by the  Company  and its  affiliates  to meet a wide variety of financial  planning,  the Company  developed the variable life  insurance and qualified  retirement  plan annuity products.  Assets under  management  and sales for the products  other than  variable  annuities  have not been  significant enough to warrant full  segment  disclosures  as required by SFAS 131,  "Disclosures  about  Segments of an  Enterprise  and
         Related Information."

                                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                     (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        Notes to Consolidated Financial Statements (continued)

19.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes information with respect to the operations of the Company on a quarterly basis:

        (in thousands)                                                       Three months Ended

                                                            March 31          June 30 September 30     December 31
                                                            --------          ------- ------------     -----------
                          2000
                          ----
        Premiums and other insurance
           revenues                                        $137,255        $139,317          $147,923         $136,159
        Net investment income                                 2,876                                                966
                                                                    3,628             4,186
        Net realized capital gains (losses)                     729         (1,436)            (858)               877
                                                  -------       ---    ---  -------   -----    ----    -------     ---
        Total revenues                                      140,860          141,509           151,251         138,002
        Benefits and expenses                               106,641          121,356           137,514         110,515
                                                            -------         --------          --------         -------
        Pre-tax net income                                   34,219            20,153                           27,487
                                                                                      13,737
        Income taxes                                         10,038                                             12,349
                                                  --         ------          ----              ----    --       ------
                                                                    5,225             3,167
                                                                    -----             -----
        Net income                                          $24,181          $14,928           $10,570         $15,138
                                                            =======          =======           =======         =======

                          1999
                          ----
        Premiums and other insurance
           revenues                                          $78,509         $88,435           $97,955        $111,443
        Net investment income                                  2,654             2,842                           2,210
                                                                                       2,735
        Net realized capital gains                               295                                                52
                                                  -------        ---         ---------        -------- ---------    --
                                                                     25                206
                                                                     --                ---
        Total revenues                                        81,458           91,302          100,896         113,705
        Benefits and expenses                                 64,204           67,803                           77,244
                                                  --          ------         --------         ---      --       ------
                                                                                       71,597
                                                                                       ------
        Pre-tax net income                                    17,254           23,499                           36,461
                                                                                       29,299
        Income taxes                                           3,844             7,142                          11,460
                                                  -----        -----        ----------        -----    --       ------
                                                                                       7,898
                                                                                       -----
        Net income                                          $ 13,410        $ 16,357          $ 21,401        $ 25,001
                                                            ========        ========          ========        ========

                          1998
                          ----
        Premiums and other insurance
           revenues                                          $50,593         $57,946          $62,445          $67,327
        Net investment income                                  3,262             2,410                           2,989
                                                                                       2,469
        Net realized capital gains (losses)                      156                              (46)
                                                  -------        ---        ----------     -----------
                                                                     13                                      (24)
                                                                     --                                      ----
        Total revenues                                        54,011           60,369           64,868          70,292
        Benefits and expenses                                 46,764           42,220           48,471          69,164
                                                  --          ------                          --------        - ------
        Pre-tax net income                                     7,247           18,149           16,397           1,128
        Income taxes                                           1,175             4,174
                                                  ----         -----                          ----
                                                                                       2,223                       582
                                                                                       -----                       ---
        Net income                                            $6,072         $13,975          $14,174            $ 546
                                                              ======         =======          =======            =====

B-1

                                 APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B

Separate Account B (Class 9 Sub-accounts) are first being offered as of the effective date of this Prospectus.  Therefore, no financial information is available.

                                                                  C-2
                                          APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS

Examples of Enhanced Beneficiary Protection Optional Death Benefit Calculation
The following are examples of how the Enhanced  Beneficiary  Protection  Optional  Death Benefit is  calculated.  Each example  assumes that a $50,000  initial  Purchase  Payment is made and that no withdrawals  are made prior to the Owner's death.  Each example  assumes that there is one Owner who is age 50 on the Issue Date and that all Account Value is maintained in the variable investment options.

NOTE:  The examples below do not include Credits which may be recovered by American Skandia under certain circumstances.

Example with market increase
Assume that the Owner's  Account Value has been  increasing  due to positive  market  performance.  On the date we receive due proof of death, the Account Value is $75,000.  The basic Death Benefit is calculated as Purchase  Payments minus  proportional  withdrawals,  or
Account Value less the amount of any Credits  applied within  12-months prior to the date of death,  which ever is greater.  Therefore, the basic Death  Benefit is equal to  $75,000.  The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit is equal to the amount payable under the basic Death Benefit  ($75,000) PLUS 50% of the "Death Benefit Amount" less Purchase  Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $75,000
         Basic Death Benefit =      $75,000
         Death Benefit Amount =     $75,000 - $50,000 = $25,000

         Amount Payable Under Enhanced Beneficiary Protection Optional Death Benefit =  $75,000 + $12,500 = $87,500

Examples with market decline
Assume that the Owner's  Account Value has been decreasing due to declines in market  performance.  On the date we receive due proof of death, the Account Value is $45,000.  The basic Death Benefit is calculated as Purchase  Payments minus  proportional  withdrawals,  or
Account Value less the amount of any Credits  applied within  12-months prior to the date of death,  which ever is greater.  Therefore, the basic Death  Benefit is equal to  $50,000.  The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit is equal to the amount payable under the basic Death Benefit  ($50,000) PLUS 50% of the "Death Benefit Amount" less Purchase  Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $40,000
         Basic Death Benefit =      $50,000
         Death Benefit Amount =     $50,000 - $50,000 = $0

         Amount Payable Under Enhanced Beneficiary Protection Optional Death Benefit =  $50,000 + $0 = $50,000

         In this example you would receive no additional  benefit from purchasing the Enhanced  Beneficiary  Protection  Optional Death
         Benefit.

Examples of Guaranteed Minimum Death Benefit Calculation
The following are examples of how the  Guaranteed  Minimum Death Benefit is  calculated.  Each example  assumes that a $50,000  initial
Purchase  Payment is made and that no  withdrawals  are made prior to the Owner's death.  Each example  assumes that there is one Owner who is age 50 on the Issue Date and that all Account Value is maintained in the variable investment options.

NOTE:  The examples below do not include Credits which may be recovered by American Skandia under certain circumstances.

Example of market increase
Assume that the Owner's  Account Value has generally been  increasing due to positive  market  performance.  On the date we receive due proof of death, the Account Value is $90,000.  The Highest  Anniversary  Value at the end of any previous period is $72,000.  The Death
Benefit would be the Account Value  ($90,000)  because it is greater than the Highest  Anniversary  Value ($72,000) or the sum of prior
Purchase Payments increased by 5.0% annually ($73,872.77).

Example of market decrease
Assume that the Owner's Account Value  generally  increased  until the fifth  anniversary  but generally has been decreasing  since the fifth contract  anniversary.  On the date we receive due proof of death, the Account Value is $48,000.  The Highest  Anniversary  Value
at the end of any  previous  period is  $54,000.  The Death  Benefit  would be the sum of prior  Purchase  Payments  increased  by 5.0%
annually ($73,872.77) because it is greater than the Highest Anniversary Value ($54,000) or the Account Value ($48,000).

Example of market increase followed by decrease
Assume that the Owner's  Account  Value  increased  significantly  during the first six years  following  the Issue Date.  On the sixth anniversary  date the Account Value is $90,000.  During the seventh  Annuity Year,  the Account Value  increases to as high as $100,000 but then  subsequently  falls to $80,000 on the date we receive due proof of death. The Death Benefit would be the Highest  Anniversary
Value at the end of any previous  period  ($90,000),  which  occurred on the sixth  anniversary,  although the Account Value was higher during the  subsequent  period.  The Account Value on the date we receive due proof of death  ($80,000) is lower,  as is the sum of all prior Purchase Payments increased by 5.0% annually ($73,872.77).

D-2

                                          APPENDIX D - Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

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The life insurance  coverage  provided under the Plus40(TM)Optional Life Insurance Rider ("Plus40(TM)rider" or the "Rider") is supported by
American  Skandia's general account and is not subject to, or registered as a security under,  either the Securities Act of 1933 or the
Investment  Company Act of 1940.  Information  about the Plus40(TM)rider is  included  as an  Appendix  to this  Prospectus  to help you understand the Rider and the  relationship  between the Rider and the value of your Annuity.  It is also included because you can elect to pay for the Rider  with  taxable  withdrawals  from your  Annuity.  The staff of the  Securities  and  Exchange  Commission  has not reviewed  this  information.  However,  the  information  may be subject to certain  generally  applicable  provisions  of the  Federal securities laws regarding accuracy and completeness.
---------------------------------------------------------------------------------------------------------------------------------------

The income  tax-free life insurance  payable to your  Beneficiary(ies)  under the Plus40(TM)rider is equal to 40% of the Account Value of your Annuity as of the date we receive due proof of death,  subject to certain  adjustments,  restrictions  and  limitations  described below.

ELIGIBILITY
The Plus40(TM)rider may be  purchased as a rider on your  Annuity.  The Rider must cover those  persons  upon whose death the  Annuity's death benefit  becomes  payable - the Annuity's  owner or owners,  or the  Annuitant (in the case of an entity owned  Annuity).  If the
Annuity has two Owners,  the  Rider's  death  benefit is payable  upon the first death of such  persons.  If the Annuity is owned by an entity, the Rider's death benefit is payable upon the death of the Annuitant, even if a Contingent Annuitant is named.

The minimum  allowable  age to purchase  the Plus40(TM)rider is 40; the maximum  allowable  age is 75. If the Rider is  purchased on two lives,  both persons must meet the age  eligibility  requirements.  The Plus40(TM)rider is not  available  to  purchasers  who use their
Annuity as a funding  vehicle for a Tax Sheltered  Annuity (or 403(b)) or as a funding  vehicle for a qualified  plan under Section 401 of the Internal Revenue Code ("Code").

ADJUSTMENTS, RESTRICTIONS & LIMITATIONS
|X|      If you die during the first 24 months  following the effective  date of the Plus40(TM)rider  (generally,  the Issue Date of your
         Annuity),  the death  benefit  will be limited to the amount of any charges  paid for the Rider while it was in effect.  While we will return the charges  you have paid  during the  applicable  period as the death  benefit,  your  Beneficiary(ies)  will receive no additional life insurance benefit from the Plus40(TM)rider if you die within 24 months of its effective date.
                    ----------

|X|      If you make a Purchase  Payment  within 24 months prior to the date of death,  the Account  Value used to determine the amount of the death  benefit  will be reduced by the  amount of such  Purchase  Payment(s).  If we reduce the death  benefit  payable under the  Plus40(TM)rider  based on this  provision,  we will  return  50% of any  charges  paid for the Rider  based on those
         Purchase Payments as an additional amount included in the death benefit under the Rider.

|X|      If we apply  Credits to your Annuity  based on Purchase  Payments,  such Credits are treated as Account  Value for purposes of determining  the death benefit  payable under the Plus40(TM)rider.  However,  if Credits were applied to Purchase  Payments made within 24 months  prior to the date of death,  the Account  Value used to  determine  the amount of the death  benefit will be reduced  by the  amount of such  Credits.  If we reduce  the death  benefit  payable  under the  Plus40(TM)rider  based on this provision,  we will return 50% of any charges paid for the Rider based on such  Credits as an  additional  amount  included in the death benefit under the Rider.

|X|      If you become  terminally  ill (as defined in the Rider) and elect to receive a portion of the Plus40(TM)rider's  death benefit under the  Accelerated  Death  Benefit  provision,  the amount  that will be  payable  under the Rider upon your death will be reduced.  Please refer to the Accelerated Death Benefit provision described below.

|X|      If charges for the Plus40(TM)rider are due and are unpaid as of the date the death  benefit is being  determined,  such charges will be deducted from the amount paid to your Beneficiary(ies).

|X|      If the age of any person  covered  under the  Plus40(TM)rider is  misstated,  we will  adjust any  coverage  under the Rider to conform to the facts.  For example,  if, due to the  misstatement,  we overcharged  you for coverage under the Rider,  we will add  any  additional  charges  paid  to the  amount  payable  to  your  Beneficiary(ies).  If,  due to  the  misstatement,  we undercharged  you for coverage  under the Rider,  we will reduce the death  benefit in  proportion  to the charges not paid as compared to the charges that would have been paid had there been no misstatement.

|X|

     On or after an Owner reaches the expiry date of the Rider (the  anniversary of the Annuity's  Issue Date on or  immediately  after the 95th  birthday),  coverage  will  terminate.  No charge will be made for an Owner  following the expiry date. If there are two Owners,  the expiry date applies  separately to each Owner;  therefore,  coverage may continue for one Owner and terminate as to the other Owner.

MAXIMUM BENEFIT
The Plus40(TM)rider is subject to a Maximum  Death Benefit  Amount based on the Purchase  Payments  applied to your Annuity.  The Plus40(TM)
rider may also be subject to a Per Life Maximum  Benefit  that is based on all amounts paid under any annuity  contract we issue to you
                                                                                                  ---
under which you have elected the Plus40(TM)rider or similar life insurance coverage.

|X|      The Maximum Death Benefit Amount is 100% of the Purchase  Payments  increasing at 5% per year following the date each Purchase
             ----------------------------
         Payment is applied to the Annuity until the date of death.  If Purchase  Payments are applied to the Annuity  within 24 months prior to the date of death, the Maximum Death Benefit Amount is decreased by the amount of such Purchase Payments.

|X|      The Per Life Maximum Benefit applies to Purchase  Payments applied to any such annuity  contracts more than 24 months from the
             ------------------------
         date of death that exceed  $1,000,000.  If you make Purchase  Payments in excess of  $1,000,000,  we will reduce the aggregate death  benefit  payable under all Plus40(TM)riders,  or similar  riders issued by us, based on the combined  amount of Purchase
         Payments  in excess of  $1,000,000  multiplied  by 40%. If the Per Life  Maximum  Benefit  applies,  we will reduce the amount payable under each  applicable  Plus40(TM)rider on a pro-rata  basis.  If the Per Life Maximum  Benefit applies upon your death, we will return any excess  charges  that you paid on the  portion of your  Account  Value on which no benefit is payable.  The
         Per Life Maximum Benefit does not limit the amount of Purchase Payments that you may apply to your Annuity.

ACCELERATED DEATH BENEFIT PROVISION
If you become  terminally  ill, you may request that a portion of the death benefit  payable under the Plus40(TM)rider be prepaid instead of being paid to your  Beneficiary(ies)  upon your  death.  Subject to our  requirements  and where  allowed by law, we will make a one time,  lump sum  payment.  Our  requirements  include  proof  satisfactory  to us, in writing,  of terminal  illness  after the Rider's
Effective Date.

The  maximum we will pay,  before any  reduction,  is the  lesser of 50% of the  Rider's  death  benefit or  $100,000.  If you elect to accelerate  payment of a portion of the death benefit under the Plus40(TM)rider,  the amount of the remaining death benefit is reduced by the prepaid amount  accumulating at an annualized  interest rate of 6.0%.  Eligibility  for an accelerated  payout of a portion of your
Plus40(TM)rider death benefit may be more  restrictive  than any  medically-related  waiver provision that may be applicable to you under the Annuity.

CHARGES FOR THE PLUS40(TM)RIDER
The  Plus40(TM)rider has a current  charge and a  guaranteed  maximum  charge.  The current  charge for the Plus40(TM)rider is based on a percentage of your Account Value as of the anniversary of the Issue Date of your Annuity.  The applicable  percentages  differ based on the attained  age,  last  birthday of the Owner(s) or Annuitant  (in the case of an entity owned  Annuity) as of the date the charge is due. We reserve the right to change the current  charge,  at any time,  subject to regulatory  approval  where  required.  If there are two Owners,  we calculate the current charge that applies to each Owner  individually  and deduct the combined amount as the charge for the Rider.  There is no charge based on a person's life after coverage  expires as to that person.  However,  a charge will still apply to the second of two Owners (and coverage will continue for such Owner) if such Owner has not reached the expiry date.

                                           Attained Age                  Percentage of
                                                                         Account Value
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 40-75                       .80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 76-80                       1.60%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 81-85                       3.20%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 86-90                       4.80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 91                         6.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 92                         7.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 93                         8.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 94                         9.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 95                        10.50%
                                   ------------------------------ ----------------------------

The charge for the  Plus40(TM)rider may also be subject to a  guaranteed  maximum  charge that will apply if the  current  charge,  when applied to the Account Value,  exceeds the guaranteed  maximum  charge.  The guaranteed  maximum charge is based on a charge per $1,000 of insurance.

We determine the charge for the Rider  annually,  in arrears.  We deduct the charge:  (1) upon your death;  (2) on each  anniversary of the  Issue  Date;  (3) on the date  that you  begin  receiving  annuity  payments;  (4) if you  surrender  your  Annuity  other  than a medically-related  surrender;  or (5) if you choose to terminate the Rider.  If the Rider  terminates for any of the preceding  reasons on a date other than the  anniversary  of the  Annuity's  Issue  Date,  the charge  will be  prorated.  During the first year after the
Annuity's  Issue Date, the charge will be prorated from the Issue Date. In all subsequent  years,  the charge will be prorated from the last anniversary of the Issue Date.

You can elect to pay the annual  charge  through a  redemption  from your  Annuity's  Account  Value or through  funds other than those within the  Annuity.  If you do not elect a method of payment,  we will  automatically  deduct the annual  charge  from your  Annuity's
Account Value.  The manner in which you elect to pay for the Rider may have tax implications.

|X|      If you elect to pay the charge through a redemption of your  Annuity's  Account  Value,  the  withdrawal  will be treated as a taxable  distribution,  and will generally be subject to ordinary  income tax on the amount of any investment  gain withdrawn.
         If you are under age 59 1/2,  the  distribution  may also be  subject to a 10%  penalty on any gain  withdrawn,  in  addition  to ordinary  income taxes.  We first deduct the amount of the charge  pro-rata from the Account Value in the variable  investment options.  We only deduct the charge pro-rata from the Fixed  Allocations to the extent there is insufficient  Account Value in the variable investment options to pay the charge.

|X|      If you  elect to pay the  charge  through  funds  other  than  those  from your  Annuity,  we  require  that  payment  be made electronically  in U.S.  currency  through a U.S.  financial  institution.  If you elect to pay the charge through  electronic transfer  of funds  and  payment  has not been  received  within 31 days from the due date,  we will  deduct  the  charge as a redemption from your Annuity, as described above.

TERMINATION
You can  terminate  the Plus40(TM)rider at any time.  Upon  termination,  you will be  required to pay a pro-rata  portion of the annual charge for the Rider.  The Plus40(TM)rider will  terminate  automatically  on the date your Account  Value is applied to begin  receiving annuity  payments,  on the date you  surrender  the Annuity  or, on the expiry date with  respect to such person who reaches the expiry date.  We may also  terminate  the  Plus40(TM)rider,  if  necessary,  to  comply  with  our  interpretation  of the Code and  applicable regulations.  Once terminated, you may not reinstate your coverage under the Plus40(TM)rider.

CHANGES IN ANNUITY DESIGNATIONS
Changes in ownership and annuitant  designations  under the Annuity may result in changes in eligibility  and charges under the Plus40(TM)
rider.  These changes may include termination of the Rider.  Please refer to the Rider for specific details.

SPOUSAL ASSUMPTION
A  spousal  beneficiary  may elect to assume  ownership  of the  Annuity  instead  of taking  the  Annuity's  Death  Benefit.  However, regardless of whether a spousal  beneficiary  assumes ownership of the Annuity,  the death benefit under the Plus40(TM)rider will be paid despite the fact that the Annuity  will  continue.  The spousal  beneficiary  can apply the death  benefit  proceeds  under the Plus40(TM)
rider to the Annuity as a new Purchase  Payment,  can purchase a new annuity  contract or use the death benefit  proceeds for any other purpose.  Certain  restrictions  may apply to an Annuity  that is used as a qualified  investment.  Spousal  beneficiaries  may also be eligible to purchase the Plus40(TM)rider,  in which case the Annuity's  Account Value,  as of the date the assumption is effective,  will be treated as the initial Purchase Payment under applicable provisions of the Rider.

TAX CONSIDERATION
The Plus40(TM)rider was designed to qualify as a life insurance  contract under the Code. As life  insurance,  under most  circumstances, the Beneficiary(ies) does not pay any Federal income tax on the death benefit payable under the Rider.

If your Annuity is being used as an  Individual  Retirement  Annuity  (IRA),  we consider the Plus40(TM)rider to be outside of your IRA, since premium for the Rider is paid for either with funds  outside of your Annuity or with  withdrawals  previously  subject to tax and any applicable tax penalty.

We believe  payments under the accelerated  payout provision of the Rider will meet the requirements of the Code and the regulations in order to qualify as tax-free  payments.  To the extent permitted by law, we will change our procedures in relation to the Rider, or the definition of terminally  ill, or any other  applicable term in order to maintain the tax-free status of any amounts paid out under the accelerated payout provision.

1.

----------------------------------------------------------------------------------------------------------------------
                  PLEASE SEND ME A STATEMENT  OF  ADDITIONAL  INFORMATION  THAT  CONTAINS  FURTHER  DETAILS  ABOUT THE
                  AMERICAN SKANDIA ANNUITY DESCRIBED IN PROSPECTUS ASXT II-SIX-PROS (01/2002).
----------------------------------------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------------------------------------

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                                        -------------------------------------------------------
                                                           (print your name)

                                        -------------------------------------------------------
                                                               (address)

                                        -------------------------------------------------------
                                                         (city/state/zip code)

Variable Annuity Issued by:                                                                  Variable Annuity Distributed by:

AMERICAN SKANDIA LIFE                                                                                      AMERICAN SKANDIA
ASSURANCE CORPORATION                                                                               MARKETING, INCORPORATED
One Corporate Drive                                                                                     One Corporate Drive
Shelton, Connecticut 06484                                                                       Shelton, Connecticut 06484
Telephone: 1-800-752-6342                                                                           Telephone: 203-926-1888
http://www.americanskandia.com                                                               http://www.americanskandia.com

                                                          MAILING ADDRESSES:

                                                 AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                             P.O. Box 7040
                                                       Bridgeport, CT 06601-7040

                                                             EXPRESS MAIL:
                                                 AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                          One Corporate Drive
                                                           Shelton, CT 06484

                                                                                         AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                                                     One Corporate Drive, Shelton, Connecticut 06484

This Prospectus  describes  American Skandia XTra CreditSM SIX Premier,  a flexible premium deferred annuity (the "Annuity") offered by  American  Skandia  Life  Assurance  Corporation  ("American  Skandia",  "we",  "our" or "us").  The Annuity may be offered as an individual  annuity contract or as an interest in a group annuity.  This Prospectus  describes the important features of the Annuity and what you should  consider  before  purchasing  the Annuity.  We have also filed a Statement of  Additional  Information  that is available from us,  without  charge,  upon your request.  The contents of the Statement of Additional  Information  are described on page 69. The Annuity or certain of its  investment  options and/or  features may not be available in all states.  Various rights and benefits may differ between states to meet applicable  laws and/or  regulations.  Certain terms are capitalized in this  Prospectus.
Those terms are either defined in the Glossary of Terms or in the context of the particular section.

====================================================================================================================================
American  Skandia offers several  different  annuities  which your investment  professional  may be authorized to offer to you. Each annuity has different  features and benefits that may be  appropriate  for you based on your financial  situation,  your age and how you intend to use the annuity.  The different features and benefits include variations in death benefit  protection,  the ability to access your  annuity's  account value and the charges that you will be subject to if you choose to surrender  the annuity.  The fees and charges may also be different between each annuity.
====================================================================================================================================

If you are purchasing the Annuity as a replacement  for existing  variable  annuity or variable life coverage,  you should  consider any  surrender or penalty  charges you may incur when  replacing  your  existing  coverage and that this Annuity may be subject to a contingent  deferred  sales charge if you elect to surrender  the Annuity or take a partial  withdrawal.  You should  consider  your need to access the annuity's account value and whether the annuity's liquidity features will satisfy that need.

WHY WOULD I CHOOSE TO PURCHASE THIS ANNUITY?
This Annuity is frequently  used for  retirement  planning  because it allows you to accumulate  retirement  savings and also offers payout  options when you are ready to begin  receiving  income.  The Annuity also offers one or more death benefits that can protect your retirement  savings if you die during a period of declining  markets.  It may be used as an investment  vehicle for "qualified"
investments,  including  an IRA,  SEP-IRA,  Roth IRA or Tax  Sheltered  Annuity (or  403(b)).  It may also be used as an  investment vehicle for  "non-qualified"  investments.  The Annuity allows you to invest your money in a number of variable  investment  options as well as in one or more fixed investment options.

When an Annuity is purchased as a  "non-qualified"  investment,  you  generally  are not taxed on any  investment  gains the Annuity earns until you make a  withdrawal  or begin to receive  annuity  payments.  This  feature,  referred to as  "tax-deferral",  can be beneficial to the growth of your Account Value  because money that would  otherwise be needed to pay taxes on investment  gains each year remains invested and can earn additional money.  However,  because the Annuity is designed for long-term  retirement savings, a
10%  penalty  tax may be  applied  on  withdrawals  you make  before  you  reach age 59 1/2.  Annuities  purchased  as a  non-qualified investment  are not subject to the maximum  contribution  limits  that may apply to a qualified  investment,  and are not subject to required minimum distributions after age 701/2.

When an Annuity is purchased as a "qualified"  investment,  you should consider that the Annuity does not provide any additional tax advantages  to the  preferential  treatment  already  available  through your  retirement  plan under the Internal  Revenue Code. An
Annuity may offer  features  and  benefits in addition to  providing  tax  deferral  that other  investment  vehicles may not offer, including  death benefit  protection for your  beneficiaries,  lifetime income  options,  and the ability to make transfers  between numerous  variable  investment  options  offered  under the Annuity.  You should  consult with your  investment  professional  as to whether the overall benefits and costs of the Annuity are appropriate considering your overall financial plan.

------------------------------------------------------------------------------------------------------------------------------------
These  annuities are NOT deposits or obligations  of, or issued,  guaranteed or endorsed by, any bank, are NOT insured or guaranteed by the U.S.  government,  the Federal  Deposit  Insurance  Corporation  (FDIC),  the Federal  Reserve Board or any other agency.  An investment in this annuity involves investment risks, including possible loss of value.
------------------------------------------------------------------------------------------------------------------------------------

THESE  SECURITIES  HAVE NOT BEEN  APPROVED  OR  DISAPPROVED  BY THE  SECURITIES  AND  EXCHANGE  COMMISSION  OR ANY STATE  SECURITIES
COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES  COMMISSION  PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS.  ANY
REPRESENTATION  TO THE CONTRARY IS A CRIMINAL  OFFENSE.  PLEASE READ THIS  PROSPECTUS AND THE CURRENT  PROSPECTUS FOR THE UNDERLYING
MUTUAL FUNDS.  KEEP THEM FOR FUTURE REFERENCE.
                                            FOR FURTHER INFORMATION CALL 1-800-752-6342
Prospectus Dated: January 2, 2002                                         Statement of Additional Information Dated: January 2, 2002
FUSI ASXT II-SIX-PROS- (01/2002)                                                                                FUSI ASXT II-SIXPROS
====================================================================================================================================

If you purchase this  Annuity,  we apply an additional  amount (an XTra  CreditSM) to your account value with each purchase  payment you make, including your initial purchase payment and any additional purchase payments during the first six annuity years.

====================================================================================================================================
====================================================================================================================================

X        This Annuity features an annual Insurance  Charge of 0.65% and an annual  Distribution  Charge of 1.00%. We only deduct the
     Distribution  Charge during the first 10 years  following the effective  date of your Annuity.  During the first 10 years,  the total asset-based charges on this Annuity are higher than many of our other annuities,  including other annuities we offer that apply  credits  to  purchase  payments.  After  the 10th  year,  we only  deduct  the  Insurance  Charge,  making  the  Annuity substantially less expensive than most of our other annuities.

X        Unlike many other  annuities,  the  contingent  deferred sales charge (CDSC) that may apply to a withdrawal or surrender of your Annuity is based on the number of years since the effective  date of your Annuity.  We do not assess a separate CDSC based on the date that each  purchase  payment is applied.  The CDSC on this Annuity is higher and is deducted for a longer period of time as compared to our other  annuities.  As with any investment  product that features a CDSC, you should  consider your need to access your account  value during the CDSC period and whether the  liquidity  provision  under the Annuity will satisfy that need. The CDSC is only deducted if you make a withdrawal  that exceeds the free  withdrawal  amount or choose to surrender your
     Annuity.  If you make a withdrawal  or surrender  your Annuity  which is subject to a CDSC, we do not recover the XTra CreditSM amount.

X        The XTra  CreditSM  amount is included in your account  value.  However,  American  Skandia may take back the original XTra
     CreditSM amount applied to your purchase  payment if you die, or elect to withdraw all or a portion of your account value under the  medically-related  surrender provision,  within 12 months of having received an XTra CreditSM amount. In either situation, the value of the XTra  CreditSM  amount could be  substantially  reduced.  However,  any  investment  gain on the XTra CreditSM amount will not be recovered.  Additional  conditions and  restrictions  apply.  We do not deduct a CDSC in any situation where we take back the XTra CreditSM amount.

X        We offer other  annuities  where we apply an XTra  CreditSM to your annuity with each purchase  payment you make.  The XTra
     CreditSM  amount  we apply to  purchase  payments  on those  annuities  is  generally  less  than on this  Annuity.  The  total asset-based  charges on those  annuities  are lower during the first 10 years but are higher than this  Annuity  after the 10th year.  The CDSC is also lower and is  deducted  for a shorter  period of time than on this  Annuity;  however the CDSC on those annuities applies separately to each purchase payment.
====================================================================================================================================
====================================================================================================================================

WHAT ARE SOME OF THE KEY FEATURES OF THE ANNUITY?
|X|      The Annuity is a "flexible  premium  deferred  annuity."  It is called  "flexible  premium"  because you have  considerable flexibility in the timing and amount of premium  payments.  Generally,  investors  "defer"  receiving  annuity payments until after an accumulation period.
|X|      This  Annuity  offers  both  variable  and fixed  investment  options.  If you  allocate  your  Account  Value to  variable investment  options,  the value of your  Annuity  will vary daily to reflect the  investment  performance  of the  underlying investment  options.  Fixed investment  options of different  durations are offered that are guaranteed by us, but may have a
       Market Value Adjustment if you withdraw your Account Value before the Maturity Date.
|X|      The Annuity features two distinct phases - the accumulation  period and the payout period.  During the accumulation  period your Account Value is allocated to one or more underlying  investment options. The variable investment options,  each a Class
       9  Sub-account  of American  Skandia Life  Assurance  Corporation  Variable  Account B, invest in an  underlying  mutual fund portfolio.  Currently,  portfolios  of the following  underlying  mutual funds are being  offered:  American  Skandia  Trust,
       Montgomery Variable Series,  Wells Fargo Variable Trust,  INVESCO Variable Investment Funds, Inc., Evergreen Variable Annuity
       Trust, ProFunds VP, First Defined Portfolio Fund LLC and The Prudential Series Fund, Inc.
|X|      During the payout period,  commonly called  "annuitization,"  you can elect to receive  annuity  payments (1) for life; (2)
       for life with a  guaranteed  minimum  number  of  payments;  (3)  based on joint  lives;  or (4) for a  guaranteed  number of payments.  We currently make annuity payments available on a fixed or variable basis.
|X|      This Annuity  offers a Credit which we add to your Annuity with each  Purchase  Payment we receive in Annuity Years one (1)
       through six (6).
|X|      This Annuity  offers a basic Death  Benefit.  It also offers  optional  Death  Benefits  that provide an enhanced  level of protection for your beneficiary(ies) for an additional charge.
|X|      Annuity  Owners can purchase an optional  life  insurance  rider called  Plus40(TM)which  provides an income  tax-free  life insurance benefit to the Owner's beneficiary(ies) equal to 40% of the Account Value of your Annuity.
|X|      You are allowed to withdraw a limited  amount of money from your  Annuity on an annual  basis  without any  charges.  Other product features allow you to access your Account Value as necessary, although a charge may apply.
|X|      Transfers  between  investment  options are tax-free.  Currently,  you may make twenty  transfers each year free of charge.
       We also  offer  several  programs  that  enable you to manage  your  Account  Value as your  financial  needs and  investment performance change.

HOW DO I PURCHASE THIS ANNUITY?
We sell the Annuity through licensed,  registered  investment  professionals.  You must complete an application and submit a minimum initial  purchase  payment of $10,000.  We may allow you to make a lower  initial  purchase  payment  provided you  establish a bank drafting program under which purchase  payments  received in the first Annuity Year total at least $10,000.  If the Annuity is owned by an individual or  individuals,  the oldest of those  persons must be age 75 or under.  If the Annuity is owned by an entity,  the annuitant  must be age 75 or under.  The  availability  of certain  optional  benefits may vary based on the age of the Owner on the
Issue Date of the Annuity.

   WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED

   UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN SKANDIA
      LIFE ASSURANCE CORPORATION...................................................................................................2
   MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

   AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF AMERICAN SKANDIA
      LIFE ASSURANCE CORPORATION..................................................................................................22

APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B..............................................................1

APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS................................................................................1

APPENDIX D - PLUS40(TM)OPTIONAL LIFE INSURANCE RIDER.................................................................................1

                                                         GLOSSARY OF TERMS

Many terms used within this  Prospectus  are described  within the text where they appear.  The  description  of those terms are not repeated in this Glossary of Terms.

Account Value:  The value of each  allocation to a Sub-account or a Fixed  Allocation  prior to the Annuity Date, plus any earnings, and/or less any losses,  distributions  and charges.  The Account Value is  calculated  before we assess any  applicable  Contingent
Deferred  Sales  Charge  ("CDSC")  and/or any Annual  Maintenance  Fee.  The Account  Value  includes any Credits we applied to your
Purchase  Payments that we are entitled to recover  under certain  circumstances.  The Account  Value is determined  separately  for each Sub-account and for each Fixed  Allocation,  and then totaled to determine  Account Value for your entire Annuity.  The Account
Value of each Fixed Allocation on other than its Maturity Date may be calculated using a market value adjustment.

Annuitization:  The application of Account Value to one of the available  annuity options to begin receiving  periodic  payments for life, for a guaranteed minimum number of payments or for life with a guaranteed minimum number of payments.

Annuity Date: The date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

Annuity Year: A 12-month period commencing on the Issue Date of the Annuity and each successive 12-month period thereafter.

Code: The Internal Revenue Code of 1986, as amended from time to time.

Fixed  Allocation:  An allocation of Account Value that is to be credited a fixed rate of interest for a specified  Guarantee Period during the accumulation period.

Guarantee Period: A period of time during the accumulation period where we credit a fixed rate of interest on a Fixed Allocation.

Interim  Value:  The value of the Fixed  Allocation  on any date other than the  Maturity  Date.  The Interim  Value is equal to the initial value allocated to the Fixed Allocation plus all interest  credited to the Fixed Allocation as of the date calculated,  less any transfers or withdrawals from the Fixed Allocation.

Issue Date: The effective date of your Annuity.

MVA: A market  value  adjustment  used in the  determination  of Account  Value of each Fixed  Allocation  on any day other than the
Maturity Date of such Fixed Allocation.

Owner: With an Annuity issued as an individual  annuity  contract,  the Owner is either an eligible entity or person named as having ownership rights in relation to the Annuity.  With an Annuity issued as a certificate  under a group annuity  contract,  the "Owner"
refers to the person or entity who has the rights and benefits designated as to the "Participant" in the certificate.

Surrender  Value:  The value of your Annuity  available upon surrender  prior to the Annuity Date. It equals the Account Value as of the date we price the  surrender  minus any  applicable  CDSC,  Annual  Maintenance  Fee,  Tax Charge,  the charge for any  optional benefits.

Unit:  A measure used to calculate your Account Value in a Sub-account during the accumulation period.

Valuation Day:  Every day the New York Stock  Exchange is open for trading or any other day the  Securities and Exchange  Commission requires mutual funds or unit investment trusts to be valued.

SUMMARY OF CONTRACT FEES AND CHARGES

Below is a summary of the fees and  expenses we charge for the  Annuity.  Some  charges are  assessed  against  your  Annuity  while others are assessed  against  assets  allocated  to the  variable  investment  options.  The charges  that are assessed  against the
Annuity include the Contingent  Deferred Sales Charge,  Annual  Maintenance Fee, Transfer Fee and the Tax Charge. The charge that is assessed against the variable  investment options is the Insurance Charge,  which is the combination of a mortality and expense risk charge and a charge for  administration  of the Annuity.  Each  underlying  mutual fund  portfolio  assesses a charge for investment management,  other  expenses and with some funds,  a 12b-1 charge.  The  prospectus  for each  underlying  mutual fund provides more detailed  information  about the expenses for the underlying  funds. In certain states, a premium tax charge may be applicable.  All of these fees and expenses are described in more detail within this Prospectus.

----------------------------------------------------------------------------------------------------------------------------------------
                                                       YOUR TRANSACTION EXPENSES
----------------------------------------------------------------------------------------------------------------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
        FEE/EXPENSE                             Amount Deducted/Description Of Charge                            When Deducted
----------------------------- -------------------------------------------------------------------------- -------------------------------
----------------------------- ------ ------ ----- ------ ------ ------ ------ ----- ------ ------ ------ -------------------------------
                              Yr. 1  Yr. 2  Yr.   Yr. 4  Yr. 5  Yr. 6  Yr. 7  Yr.   Yr. 9  Yr.    Yr.
Contingent Deferred Sales                                                                                      Upon Surrender or
Charge                                       3                                 8           10     11+          Partial Withdrawal

----------------------------- ------ ------ ----- ------ ------ ------ ------ ----- ------ ------ ------ -------------------------------
----------------------------- ------ ------ ----- ------ ------ ------ ------ ----- ------ ------ ------ -------------------------------
                              9.0%   9.0%   8.5%  8.0%   7.0%   6.0%   5.0%   4.0%  3.0%   2.0%   0.0%
----------------------------- ------ ------ ----- ------ ------ ------ ------ ----- ------ ------ ------ -------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
                                 The charge is a percentage of each applicable Purchase Payment. The period is measured from the Issue Date of the Annuity.
----------------------------- -------------------------------------------------------------------------- -------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
Annual Maintenance Fee                          Lesser of $35 or 2% of Account Value                       Annually on the contract's
                                                                                                            anniversary date or upon
                                                                                                                   surrender
----------------------------- -------------------------------------------------------------------------- -------------------------------
-----------------------------
Transfer Fee                                                   $10.00                                     After the 20th transfer each
                                                                                                                  annuity year
----------------------------- -------------------------------------------------------------------------- -------------------------------
----------------------------- -------------------------------------------------------------------------- -------------------------------
Tax Charge                           Depends on the requirements of the applicable jurisdiction                     Various

----------------------------- -------------------------------------------------------------------------- -------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                                  ANNUAL CHARGES OF THE SUB-ACCOUNTS
                                 (as a percentage of the average daily net assets of the Sub-accounts)
------------------------------- ----------------------------------------------------------------------- --------------------------------
Mortality & Expense Risk
Charge*                                                         0.50%

Administration Charge*                                          0.15%                                                Daily

Distribution Charge                    1.00% in Annuity years 1-10; 0.00% in Annuity years 11+

Total  Annual  Charges  of the  1.65% per year of the value of each Sub-account in Annuity Years 1-10;
Sub-accounts                     0.65% per year of the value of each Sub-account in Annuity Years 11+   Applies to Variable Investment
                                                                                                                 Options only
------------------------------- ----------------------------------------------------------------------- --------------------------------
*  The combination of the Mortality and Expense Risk Charge and Administration Charge is referred to as the "Insurance Charge"
elsewhere in this Prospectus.

----------------------------------------------------------------------------------------------------------------------------------------
                                                           OPTIONAL BENEFITS
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED RETURN OPTION
We offer a program  that  guarantees a "return of premium" at a future  date,  while  allowing you to       0.25% of Account Value
allocate all or a portion of your Account Value to the  Sub-accounts of your choice.  Please refer to
the discussion of the Guaranteed Return Option for a description of restrictions under the program.        (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
ENHANCED BENEFICIARY PROTECTION DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your       0.25% of Account Value
beneficiary(ies)  by providing  additional amounts that can be used to offset federal and state taxes
payable on any taxable gains in your Annuity at the time of your death.                                    (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
GUARANTEED MINIMUM DEATH BENEFIT
We  offer an  Optional  Death  Benefit  that  provides  an  enhanced  level  of  protection  for your     0.30% of the current Death
beneficiary(ies)  by providing the greater of the current  Account Value,  a 5.0% annual  increase on               Benefit
Purchase Payments minus proportional withdrawals or the Highest Anniversary Value.                         (Amounts are deducted in
                                                                                                          arrears each Annuity Year)
------------------------------------------------------------------------------------------------------- --------------------------------
----------------------------------------------------------------------------------------------------------------------------------------

 Please refer to the section entitled "Death Benefit" for a complete discussion of the optional Death Benefits, including restrictions on the age of the Owner/ Annuitant and limits on the amount payable.
----------------------------------------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                                     OPTIONAL LIFE INSURANCE RIDER
----------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------- --------------------------------
Plus40(TM)OPTIONAL LIFE INSURANCE RIDER                                                                   The charge is based on age and
We offer an income  tax-free life insurance  benefit to your  Beneficiary(ies)  that may be useful in       is a percentage of your
offsetting  federal and state taxes  payable on any taxable gains in your Annuity at the time of your       Account Value as of the
death.  Please refer to the Appendix for a detailed description of this Rider.                           anniversary of the Issue Date
                                                                                                          of your Annuity. The charge
                                                                                                          ranges from .80% for Owners
                                                                                                           age 40 - 75 to 10.50% for
                                                                                                          Owners age 95. Please refer
                                                                                                        to the Appendix for a detailed
                                                                                                           breakdown of the charge.
------------------------------------------------------------------------------------------------------- --------------------------------

----------------------------------------------------------------------------------------------------------------------------------------
                                           UNDERLYING MUTUAL FUND PORTFOLIO ANNUAL EXPENSES
                               (as a percentage of the average net assets of the underlying Portfolios)
----------------------------------------------------------------------------------------------------------------------------------------

Below are the  investment  management  fees,  other  expenses,  and the total annual  expenses for each  underlying  Portfolio as of
December  31,  2000,  except as noted.  Each  figure is stated as a  percentage  of the  underlying  Portfolio's  average  daily net assets.  For certain of the underlying  Portfolios,  a portion of the management fee is being waived and/or other expenses are being partially  reimbursed.  "N/A"  indicates  that no portion of the  management  fee  and/or  other  expenses  is being  waived  and/or reimbursed.  The "Net Annual Portfolio  Operating  Expenses" reflect the combination of the Portfolio's  investment  management fee, other  expenses and any 12b-1 fees,  net of any fee waivers and expense  reimbursements.  The  expenses  shown below are deducted by the  underlying  mutual fund before it provides  American  Skandia  with the daily net asset value.  Any  footnotes  about  expenses appear after the list of all the  portfolios.  The  underlying  mutual fund  portfolio  information  was provided by the  underlying mutual funds and has not been  independently  verified by us. See the  prospectuses  or statements of additional  information of the underlying  Portfolios  for further  details.  The current  prospectus  and statement of additional  information  for the underlying
Portfolios can be obtained by calling 1-800-752-6342.

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Portfolio
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses
                                                                                                                 1
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

American Skandia Trust: 2
  AST Founders Passport                               1.00%          0.38%          0.00%         1.38%          N/A         1.38%
  AST Scudder Japan 3                                 1.00%          1.78%          0.00%         2.78%         1.03%        1.75%
  AST Strong International Equity                     0.86%          0.24%          0.06%         1.16%          N/A         1.16%
  AST American Century International Growth 4         1.00%          0.24%          0.00%         1.24%          N/A         1.24%
  AST MFS Global Equity                               1.00%          1.11%          0.00%         2.11%         0.36%        1.75%
  AST PBHG Small-Cap Growth                           0.90%          0.16%          0.01%         1.07%          N/A         1.07%
  AST DeAm Small-Cap Growth                           0.95%          0.16%          0.02%         1.13%          N/A         1.13%
  AST Federated Aggressive Growth 3                   0.95%          6.27%          0.00%         7.22%         5.87%        1.35%
  AST Goldman Sachs Small Cap Value                   0.95%          0.20%          0.00%         1.15%          N/A         1.15%
  AST Gabelli Small-CapValue                          0.90%          0.21%          0.01%         1.12%          N/A         1.12%
  AST Janus Mid-Cap Growth                            1.00%          0.28%          0.00%         1.28%          N/A         1.28%
  AST Neuberger Berman Mid-Cap Growth                 0.90%          0.16%          0.03%         1.09%          N/A         1.09%
  AST Neuberger Berman Mid-Cap Value                  0.90%          0.18%          0.16%         1.24%          N/A         1.24%
  AST Alger All-Cap Growth                            0.95%          0.24%          0.05%         1.24%          N/A         1.24%
  AST Gabelli All-Cap Value 3                         0.95%          0.64%          0.00%         1.59%         0.14%        1.45%
  AST Kinetics Internet 3                             1.00%          4.34%          0.00%         5.34%         3.94%        1.40%
  AST T. Rowe Price Natural Resources                 0.90%          0.24%          0.06%         1.20%          N/A         1.20%
  AST Alliance Growth                                 0.90%          0.19%          0.07%         1.16%          N/A         1.16%
  AST MFS Growth                                      0.90%          0.30%          0.00%         1.20%          N/A         1.20%
  AST Marsico Capital Growth                          0.90%          0.14%          0.02%         1.06%         0.02%        1.04%
  AST JanCap Growth                                   0.90%          0.13%          0.01%         1.04%         0.04%        1.00%
  AST Janus Strategic Value 3                         1.00%          1.41%          0.00%         2.41%         1.06%        1.35%
  AST Alliance/Bernstein Growth + Value 5             0.90%          0.24%          0.03%         1.17%          N/A         1.17%
  AST Sanford Bernstein Core Value                    0.75%          0.24%          0.03%         1.02%          N/A         1.02%
  AST Cohen & Steers Realty                           1.00%          0.22%          0.06%         1.28%          N/A         1.28%
  AST Sanford Bernstein Managed Index 500             0.60%          0.16%          0.02%         0.78%          N/A         0.78%
  AST American Century Income & Growth                0.75%          0.19%          0.00%         0.94%          N/A         0.94%
  AST Alliance Growth and Income                      0.75%          0.15%          0.16%         1.06%         0.01%        1.05%
  AST MFS Growth with Income                          0.90%          0.33%          0.00%         1.23%          N/A         1.23%
  AST INVESCO Equity Income                           0.75%          0.17%          0.03%         0.95%         0.01%        0.94%
  AST AIM Balanced                                    0.73%          0.22%          0.00%         0.95%          N/A         0.95%
  AST American Century Strategic Balanced             0.85%          0.25%          0.00%         1.10%          N/A         1.10%
  AST T. Rowe Price Asset Allocation                  0.85%          0.23%          0.00%         1.08%          N/A         1.08%
  AST T. Rowe Price Global Bond                       0.80%          0.32%          0.00%         1.12%          N/A         1.12%
  AST Federated High Yield                            0.75%          0.21%          0.00%         0.96%          N/A         0.96%
  AST Lord Abbett Bond-Debenture 3                    0.80%          2.27%          0.00%         3.07%         1.87%        1.20%
  AST PIMCO Total Return Bond                         0.65%          0.17%          0.00%         0.82%          N/A         0.82%
  AST PIMCO Limited Maturity Bond                     0.65%          0.22%          0.00%         0.87%          N/A         0.87%
  AST Money Market                                    0.50%          0.15%          0.00%         0.65%         0.05%        0.60%

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
                                                    Management     Other         12b-1 Fees    Total Annual   Fee          Net
                                                       Fees         Expenses                    Portfolio    Waivers       Annual
              UNDERLYING PORTFOLIO                                                              Operating    and           Portfolio
                                                                                                 Expenses    Expense       Operating
                                                                                                             Reimburse-mentExpenses

------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------
Montgomery Variable Series:
  Emerging Markets                                    1.25%          0.56%           0.00%        1.81%         0.25%        1.56%

Wells Fargo Variable Trust:
  Equity Income                                       0.70%          0.22%          0.25%         1.17%         0.17%        1.00%

INVESCO Variable Investment Funds, Inc.:
  Technology                                           0.72%         0.30%           0.00%         1.02%          N/A         1.02%
  Health Sciences                                      0.75%         0.32%           0.00%         1.07%          N/A         1.07%
  Financial Services                                   0.75%         0.34%           0.00%         1.09%          N/A         1.09%
  Telecommunications                                   0.75%         0.31%           0.00%         1.06%          N/A         1.06%
  Dynamics                                             0.75%         0.34%           0.00%         1.09%          N/A         1.09%

Evergreen Variable Annuity Trust:
  Omega                                                0.52%         0.16%           0.00%         0.68%          N/A         0.68%
  Equity Index                                         0.32%         0.22%           0.00%         0.54%         0.23%        0.31%
  Foundation                                           0.75%         0.17%           0.00%         0.92%          N/A         0.92%
  Global Leaders                                       0.87%         0.29%           0.00%         1.16%         0.15%        1.01%
  Special Equity                                       0.92%         0.25%           0.00%         1.17%         0.13%        1.04%
  Capital Growth                                       0.80%         0.32%           0.00%         1.12%         0.09%        1.03%
  Blue Chip                                            0.61%         0.64%           0.00%         1.25%         0.24%        1.01%
  International Growth                                 0.66%         0.52%           0.00%         1.18%          N/A         1.18%

ProFund VP:
  Europe 30                                            0.75%         0.75%           0.25%         1.75%          N/A         1.75%
  UltraSmall-Cap                                       0.75%         1.34%           0.25%         2.34%         0.29%        2.05%
  UltraOTC                                             0.75%         0.75%           0.25%         1.75%          N/A         1.75%
  OTC 6                                                0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Bear 6                                               0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Bull Plus 6                                          0.75%         0.95%           0.25%         1.95%          N/A         1.95%
  Biotechnology 6                                      0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Energy 6                                             0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Financial 6                                          0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Healthcare 6                                         0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Real Estate 6                                        0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Technology 6                                         0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Telecommunications 6                                 0.75%         1.00%           0.25%         2.00%          N/A         2.00%
  Utilities 6                                          0.75%         1.00%           0.25%         2.00%          N/A         2.00%

First Defined Portfolio Fund LLC:
First Trust(R)10 Uncommon Values                       0.60%          2.47%          0.25%         3.32%         1.95%        1.37%

The Prudential Series Fund, Inc.:
SP Jennison International Growth 7                    0.85%          0.60%          0.25%         1.70%         0.06%        1.70%
------------------------------------------------- --------------- ------------- -------------- ------------- ------------ -------------

1        The Investment  Manager of American  Skandia Trust has agreed to reimburse  and/or waive fees for certain  Portfolios until at least April 30, 2002. The caption "Total Annual  Portfolio  Operating  Expenses"  reflects the Portfolios' fees and expenses before such waivers and  reimbursements,  while the caption "Net Annual Portfolio  Operating  Expenses"  reflects the effect of such waivers and reimbursements.
2        American  Skandia  Trust (the  "Trust")  adopted a  Distribution  Plan (the  "Distribution  Plan")  under Rule 12b-1 of the
     Investment  Company Act of 1940 to permit an affiliate of the Trust's  Investment  Manager to receive brokerage  commissions in connection with purchases and sales of securities held by Portfolios of the Trust, and to use these  commissions to promote the sale of shares of such  Portfolios.  While the brokerage  commission  rates and amounts paid by the various  Portfolios are not expected to increase as a result of the  Distribution  Plan,  the staff of the  Securities  and Exchange  Commission  takes the position that commission  amounts  received under the  Distribution  Plan should be reflected as  distribution  expenses of the
     Portfolios.  The  Distribution Fee estimates are derived and annualized from data regarding  commission  amounts directed under the  Distribution  Plan.  Although  there are no maximum  amounts  allowable,  actual  commission  amounts  directed  under the
     Distribution  Plan will vary and the amounts directed during the last full fiscal year of the Plan's operations may differ from the amounts listed in the above chart.
3        These  Portfolios  commenced  operations  on  October  23,  2000.  "Other  Expenses"  and "12b-1  Fees"  shown are based on estimated amounts for the fiscal year ending December 31, 2001.
4        This Portfolio's  expense  information  reflects the addition of the net assets of the AST American  Century  International
     Growth Portfolio II ("Portfolio II") as a result of the merger between this Portfolio and Portfolio II.
5        These  Portfolios  commenced  operations  on May 1, 2001.  "Other  Expenses"  and "12b-1 Fees" shown are based on estimated amounts for the fiscal year ending December 31, 2001.
6        These  Portfolios  commenced  operations  on  January  22,  2001.  "Other  Expenses"  and "12b-1  Fees"  shown are based on estimated amounts for the fiscal year ending December 31, 2001.
7        This  Portfolio  commenced  operations on April 15, 2001.  "Other  Expenses" are based on estimated  amounts for the fiscal year ending  December  31, 2001 and  include a 0.15%  Administration  Fee.  The 0.06% fee waiver and expense  reimbursement  is currently  in effect but may be  eliminated.  Therefore,  the Expense  Examples  reflect the Total Annual  Portfolio  Operating
     Expenses, not the Net Annual Portfolio Operating Expenses.

EXPENSE EXAMPLES
These  examples  are  designed to assist you in  understanding  the various  costs and expenses you will incur with the Annuity over certain periods of time based on specific assumptions.  The examples reflect the Insurance Charge,  Distribution Charge,  Contingent
Deferred  Sales  Charges  (when  applicable),  the Annual  Maintenance  Fee,  the  charges  deducted by the  underlying  mutual fund portfolios,  as well as the charges for the optional  benefits  that are offered  under the  Annuity.  The  Securities  and Exchange
Commission ("SEC") requires these examples.

The examples  shown assume that:  (a) you only  allocate  Account  Value to the  Sub-accounts,  not to a Fixed  Allocation;  (b) the
Insurance  Charge is  assessed as 0.65% per year;  (c) the  Distribution  Charge is assessed as 1.00% per year in Annuity  Years 1 -
10. The Expense  Examples do not take into account that the  Distribution  Charge is not assessed in Annuity Years 11+,  because the
SEC only  requires the examples for up to a 10 year period;  (d) the Annual  Maintenance  Fee (when  applicable)  is reflected as an asset-based  charge based on an assumed  average  contract  size;  (e) you make no  withdrawals  of Account  Value during the period shown; (f) you make no transfers,  withdrawals,  surrender or other  transactions  that we charge a fee for during the period shown;
(g) no tax charge  applies;  (h) the expenses  throughout the period for the underlying  mutual fund  portfolios are the "Net Annual
Portfolio Operating  Expenses," as shown above in the section entitled  "Underlying Mutual Fund Portfolio Annual Expenses";  (i) the
optional  charges are reflected as charges  equal to 0.25% for the  Guaranteed  Return  Option,  0.25% for the Enhanced  Beneficiary
Protection,  and 0.30% for the  Guaranteed  Minimum Death Benefit;  and (j) the Credit  applicable to your Annuity is 6% of Purchase
Payments.  The charges for the  optional  benefits are  deducted on an annual  basis in arrears.  Amounts  shown in the examples are rounded to the nearest  dollar.  The Credit we apply to Purchase  Payments  received  after the first  Annuity Year are less than 6%
(see "How do I Receive Credits?").

Expense  Examples  are  provided for the basic  Annuity  contract  without any optional  benefits,  for the basic  Annuity  contract assuming that you elect one of the following:  the Guaranteed Return Option, the Enhanced  Beneficiary  Protection or the Guaranteed
Minimum Death Benefit;  and for the basic Annuity  contract  assuming you elect both the  Guaranteed  Return Option and the Enhanced
Beneficiary Protection, or both the Guaranteed Return Option and the Guaranteed Minimum Death Benefit.

Unlike the annual charge for either the Guaranteed Return Option or the Enhanced Beneficiary  Protection,  the annual charge for the
Guaranteed  Minimum  Death  Benefit is based on the Death  Benefit and not the  Account  Value.  You cannot  purchase  the  Enhanced
Beneficiary Protection with any other optional death benefit or life insurance rider.

Expense  Examples are not provided for the Plus40(TM)Optional  Life  Insurance  Rider  because it is supported by American  Skandia's general  account and is not subject to, or registered  as a security  under,  either the  Securities  Act of 1933 or the  Investment
Company Act of 1940 and because  Owners can pay the annual,  age-based  charge  through funds  outside of the Annuity.  If the Owner elects to pay the annual  charge  from the  Annuity,  charges are  deducted as a partial  withdrawal  from the  Annuity,  subject to applicable taxes.  Please refer to the Appendix for a detailed description of this Rider.

THE EXAMPLES ARE  ILLUSTRATIVE  ONLY - THEY SHOULD NOT BE CONSIDERED A  REPRESENTATION  OF PAST OR FUTURE EXPENSES OF THE UNDERLYING
MUTUAL FUNDS OR THEIR PORTFOLIOS - ACTUAL EXPENSES MAY BE GREATER OR LESS THAN THOSE SHOWN.

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not    No Optional Benefits Elected       If you elect the Guaranteed      If you elect the Enhanced Death     If you elect the Guaranteed
surrender  your  Annuity  at the end of                                           Return Option (GRO)                   Benefit (EBP)              Minimum Death Benefit (GMDB)
the applicable period or you annuitize
---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10         1     3 Years  5       10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years    Year             Years    Years    Year                     Years
                                         -------- ------- --------          ------- -------- -------- -------
----------------------------------------                           --------                                   -------- -------- ------- -------- ------- -------- -------- -------
AST Founders Passport                      33      102      173      361      36      110      186     386      36       110     186      386      37      112      190     397
AST Scudder Japan                          37      113      191      397      40      122      205     421      40       122     205      421      41      124      209     432
AST Strong International Equity            31       95      162      340      34      103      174     364      34       103     174      364      34      104      177     373
AST American Century International         32       97      165      347      35      106      179     373      35       106     179      373      35      107      182     382
Growth
AST MFS Global Equity                      37      113      191      397      40      122      205     421      40       122     205      421      41      124      209     432
AST PBHG Small-Cap Growth                  30       92      157      330      33      100      170     355      33       100     170      355      33      102      173     365
AST DeAm Small-Cap Growth                  31       94      160      337      33      102      173     361      33       102     173      361      34      103      176     371
AST Federated Aggressive Growth            33      101      171      358      36      109      184     383      36       109     184      383      36      111      188     393
AST Goldman Sachs Small Cap Value          31       94      160      337      34      103      174     364      34       103     174      364      34      104      177     373
AST Gabelli Small-Cap Value                31       94      159      335      33      101      172     360      33       101     172      360      34      103      176     370
AST Janus Mid-Cap Growth                   32       98      167      350      35      107      181     377      35       107     181      377      36      109      184     386
AST Neuberger Berman Mid-Cap Growth        30       92      157      331      33      101      171     358      33       101     171      358      33      102      173     366
AST Neuberger Berman Mid-Cap Value         32       97      165      347      35      106      179     373      35       106     179      373      35      107      182     382
AST Alger All-Cap Growth                   32       97      165      347      35      106      179     373      35       106     179      373      35      107      182     382
AST Gabelli All-Cap Value                  34      104      176      368      37      112      189     393      37       112     189      393      37      114      193     403
AST Kinetics Internet                      34      103      174      364      36      110      186     387      36       110     186      387      37      112      190     397
AST T.Rowe Price Natural Resources         31       96      163      343      34      104      176     368      34       104     176      368      35      106      180     378
AST Alliance Growth                        31       95      162      340      34      103      174     364      34       103     174      364      34      104      177     373
AST MFS Growth                             31       96      163      343      34      104      176     368      34       104     176      368      35      106      180     378
AST Marsico Capital Growth                 30       91      155      327      32      99       168     352      32       99      168      352      33      101      172     362
AST JanCap Growth                          29       90      153      323      32      98       166     348      32       98      166      348      33      100      170     358
AST Janus Strategic Value                  33      101      171      358      36      109      184     383      36       109     184      383      36      111      188     393
AST Alliance/Bernstein Growth + Value      31       95      162      340      34      103      175     365      34       103     175      365      34      105      178     375
AST Sanford Bernstein Core Value           29       90      153      324      32      98       167     350      32       98      167      350      33      100      170     359
AST Cohen & Steers Realty                  32       98      167      350      35      107      181     377      35       107     181      377      36      109      184     386
AST Sanford Bernstein Managed Index 500    27       82      140      298      30      91       154     326      30       91      154      326      30      92       157     334
AST American Century Income & Growth       29       88      150      317      31      96       163     342      31       96      163      342      32      97       166     351
AST Alliance Growth and Income             30       91      155      327      33      100      169     354      33       100     169      354      33      101      172     363
AST MFS Growth with Income                 32       97      165      347      34      105      178     371      34       105     178      371      35      107      182     381
AST INVESCO Equity Income                  29       88      150      317      31      96       163     342      31       96      163      342      32      97       166     351
AST AIM Balanced                           29       88      150      317      31      96       163     343      31       96      163      343      32      98       167     353
AST American Century Strategic Balanced    30       93      158      333      33      101      171     358      33       101     171      358      34      103      175     368
AST T. Rowe Price Asset Allocation         30       92      157      330      33      100      170     357      33       100     170      357      33      102      173     365
AST T. Rowe Price Global Bond              31       94      159      335      33      101      172     360      33       101     172      360      34      103      176     370
AST Federated High Yield                   29       88      150      318      32      97       164     344      32       97      164      344      32      98       167     353
AST Lord Abbett Bond-Debenture             31       96      163      343      34      104      176     368      34       104     176      368      35      106      180     378
AST PIMCO Total Return Bond                27       84      143      304      30      92       157     330      30       92      157      330      31      94       160     340
AST PIMCO Limited Maturity Bond            28       85      145      308      31      94       159     335      31       94      159      335      31      95       162     343
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not    No Optional Benefits Elected       If you elect the Guaranteed      If you elect the Enhanced Death     If you elect the Guaranteed
surrender  your  Annuity  at the end of                                           Return Option (GRO)                   Benefit (EBP)              Minimum Death Benefit (GMDB)
the applicable period or you annuitize
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10         1     3 Years  5       10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years    Year             Years    Years    Year                     Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
AST Money Market                           25       77      132      280      28      85       145     307      28       85      145      307      28      87       148     315

MV Emerging Markets                        35      107      182      379      38      116      196     405      38       116     196      405      39      118      199     414

WFVT Equity Income                         29       90      153      323      32      98       166     348      32       98      166      348      33      100      170     358

INVESCO VIF Technology                     29       90      153      324      32      98       167     350      32       98      167      350      33      100      170     359
INVESCO VIF Health Sciences                30       92      157      330      33      100      170     355      33       100     170      355      33      102      173     365
INVESCO VIF Financial Services             30       92      157      331      33      101      171     358      33       101     171      358      33      102      173     366
INVESCO VIF Telecommunications             30       92      156      329      33      100      169     354      33       100     169      354      33      101      172     363
INVESCO VIF Dynamics                       30       92      157      331      33      101      171     358      33       101     171      358      33      102      173     366

Evergreen VA Omega                         26       79      135      288      28      87       148     315      28       87      148      315      29      89       152     324
Evergreen VA Equity Index                  22       67      115      248      24      75       128     275      24       75      128      275      25      77       132     283
Evergreen VA Foundation                    28       87      148      314      31      95       162     340      31       95      162      340      32      97       165     349
Evergreen VA Global Leaders                29       90      153      323      32      98       167     350      32       98      167      350      33      100      170     359
Evergreen VA Special Equity                30       91      155      327      32      99       168     352      32       99      168      352      33      101      172     362
Evergreen VA Capital Growth                30       91      155      327      32      98       167     350      32       98      167      350      33      100      171     361
Evergreen VA Blue Chip                     29       90      153      323      32      98       167     350      32       98      167      350      33      100      170     359
Evergreen VA International Growth          31       95      162      340      34      103      175     366      34       103     175      366      34      105      178     375

ProFund VP Europe 30                       37      113      191      397      40      122      205     421      40       122     205      421      41      124      209     432
ProFund VP UltraSmall-Cap                  41      123      207      426      43      131      220     450      43       131     220      450      44      133      224     460
ProFund VP UltraOTC                        37      113      191      397      40      122      205     421      40       122     205      421      41      124      209     432
ProFund VP OTC                             40      120      202      416      42      128      215     440      42       128     215      440      43      130      219     450
ProFund VP Bear                            40      120      202      416      42      128      215     440      42       128     215      440      43      130      219     450
ProFund VP Bull Plus                       40      120      202      416      42      128      215     440      42       128     215      440      43      130      219     450
ProFund VP Biotechnology                   40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Energy                          40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Financial                       40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Healthcare                      40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Real Estate                     40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Technology                      40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Telecommunications              40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455
ProFund VP Utilities                       40      122      205      421      43      130      218     445      43       130     218      445      43      131      221     455

First Trust(R)10 Uncommon Values            33      101      172      360      36      110      186     386      36       110     186      386      37      112      189     395

SP Jennison International Growth           37      112      189      393      40      120      202     416      40       120     202      416      40      122      206     427
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not      If you elect EBP and GRO)         If you elect GMDB and GRO
surrender  your  Annuity  at the end of
the applicable period or you annuitize
---------------------------------------- ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years
                                         -------- ------- --------          ------- -------- -------- -------
----------------------------------------                           --------
AST Founders Passport                      39      118      199      410      39      119      202     420
AST Scudder Japan                          43      129      217      444      43      131      221     455
AST Strong International Equity            36      110      187      389      37      112      190     398
AST American Century International         37      113      191      396      38      115      195     407
Growth
AST MFS Global Equity                      43      129      217      444      43      131      221     455
AST PBHG Small-Cap Growth                  35      108      183      381      36      110      187     390
AST DeAm Small-Cap Growth                  36      110      186      386      37      112      190     397
AST Federated Aggressive Growth            38      116      196      406      39      118      200     417
AST Goldman Sachs Small Cap Value          36      110      186      387      37      112      190     397
AST Gabelli Small-Cap Value                36      110      186      386      36      111      188     394
AST Janus Mid-Cap Growth                   38      115      194      401      38      116      197     410
AST Neuberger Berman Mid-Cap Growth        36      109      184      382      36      110      187     391
AST Neuberger Berman Mid-Cap Value         37      113      191      396      38      115      195     407
AST Alger All-Cap Growth                   37      113      191      396      38      115      195     407
AST Gabelli All-Cap Value                  40      120      202      416      40      122      206     427
AST Kinetics Internet                      39      118      199      411      40      121      204     422
AST T.Rowe Price Natural Resources         37      112      189      393      37      114      193     403
AST Alliance Growth                        36      110      187      389      37      112      190     398
AST MFS Growth                             37      112      189      393      37      114      193     403
AST Marsico Capital Growth                 35      107      181      377      36      109      185     387
AST JanCap Growth                          35      106      179      374      35      107      182     383
AST Janus Strategic Value                  38      116      196      406      39      118      200     417
AST Alliance/Bernstein Growth + Value      37      112      189      391      37      113      192     400
AST Sanford Bernstein Core Value           35      106      180      375      35      108      183     384
AST Cohen & Steers Realty                  38      115      194      401      38      116      197     410
AST Sanford Bernstein Managed Index 500    32       99      168      351      33      100      171     361
AST American Century Income & Growth       34      104      176      368      35      106      180     377
AST Alliance Growth and Income             35      107      181      378      36      109      185     388
AST MFS Growth with Income                 37      113      191      396      38      115      195     407
AST INVESCO Equity Income                  34      104      176      368      35      106      180     377
AST AIM Balanced                           34      104      176      368      35      106      180     378
AST American Century Strategic Balanced    36      109      184      383      36      110      187     392
AST T. Rowe Price Asset Allocation         36      109      184      382      36      110      187     391
AST T. Rowe Price Global Bond              36      110      186      386      36      111      188     394
AST Federated High Yield                   34      104      177      369      35      106      180     378
AST Lord Abbett Bond-Debenture             37      112      189      393      37      114      193     403
AST PIMCO Total Return Bond                33      100      170      356      33      102      173     365
AST PIMCO Limited Maturity Bond            33      101      172      360      34      103      176     370
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- ---------------------------------
These   Examples   assume  you  do  not      If you elect EBP and GRO)         If you elect GMDB and GRO
surrender  your  Annuity  at the end of
the applicable period or you annuitize
                                         ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
AST Money Market                           30       93      158      333      31      95       162     343

MV Emerging Markets                        41      124      209      428      41      125      211     437

WFVT Equity Income                         35      106      179      374      35      107      182     383

INVESCO VIF Technology                     35      106      180      375      35      108      183     384
INVESCO VIF Health Sciences                35      108      183      381      36      110      187     390
INVESCO VIF Financial Services             36      109      184      382      36      110      187     391
INVESCO VIF Telecommunications             35      107      182      379      36      109      185     388
INVESCO VIF Dynamics                       36      109      184      382      36      110      187     391

Evergreen VA Omega                         31       95      162      340      32      97       166     351
Evergreen VA Equity Index                  27       84      143      304      28      85       146     311
Evergreen VA Foundation                    34      103      175      365      34      105      178     375
Evergreen VA Global Leaders                35      106      180      375      35      108      183     384
Evergreen VA Special Equity                35      107      181      377      36      109      185     387
Evergreen VA Capital Growth                35      107      181      377      36      109      184     386
Evergreen VA Blue Chip                     35      106      180      375      35      108      183     384
Evergreen VA International Growth          37      112      189      392      37      113      192     400

ProFund VP Europe 30                       43      129      217      444      43      131      221     455
ProFund VP UltraSmall-Cap                  46      139      233      472      47      141      237     483
ProFund VP UltraOTC                        43      129      217      444      43      131      221     455
ProFund VP OTC                             45      136      228      463      45      137      231     473
ProFund VP Bear                            45      136      228      463      45      137      231     473
ProFund VP Bull Plus                       45      136      228      463      45      137      231     473
ProFund VP Biotechnology                   45      137      230      468      46      139      234     478
ProFund VP Energy                          45      137      230      468      46      139      234     478
ProFund VP Financial                       45      137      230      468      46      139      234     478
ProFund VP Healthcare                      45      137      230      468      46      139      234     478
ProFund VP Real Estate                     45      137      230      468      46      139      234     478
ProFund VP Technology                      45      137      230      468      46      139      234     478
ProFund VP Telecommunications              45      137      230      468      46      139      234     478
ProFund VP Utilities                       45      137      230      468      46      139      234     478

First Trust(R)10 Uncommon Values            39      118      199      410      39      119      202     419

SP Jennison International Growth           42      128      215      440      43      130      219     450
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------

---------------------------------------- --------------------------------- ---------------------------------- --------------------------------- ----------------------------------
These  Examples  assume  you  surrender    No Optional Benefits Elected       If you elect the Guaranteed     If you elect the Enhanced Death      If you elect the Guaranteed
your   Annuity   at  the   end  of  the                                           Return Option (GRO)                  Benefit (EBP)              Minimum Death Benefit (GMDB)
applicable period
---------------------------------------- --------------------------------- ---------------------------------- --------------------------------- ----------------------------------
---------------------------------------- -------- ------- -------- ------- -------- -------- -------- ------- -------- -------- ------- ------- -------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10         1     3 Years  5       10         1     3 Years  5 Years  10
                                          Year    Years            Years    Year                      Years    Year             Years   Years    Year                      Years
                                         -------- ------- --------         -------- -------- -------- -------
----------------------------------------                           -------                                    -------- -------- ------- ------- -------- -------- -------- -------
AST Founders Passport                      128     187      243     381      131      195      256     406      131      195     256     406      132      197      260     417
AST Scudder Japan                          132     198      261     417      135      207      275     441      135      207     275     441      136      209      279     452
AST Strong International Equity            126     180      232     360      129      188      244     384      129      188     244     384      129      189      247     393
AST American Century International         127     182      235     367      130      191      249     393      130      191     249     393      130      192      252     402
Growth
AST MFS Global Equity                      132     198      261     417      135      207      275     441      135      207     275     441      136      209      279     452
AST PBHG Small-Cap Growth                  125     177      227     350      128      185      240     375      128      185     240     375      128      187      243     385
AST DeAm Small-Cap Growth                  126     179      230     357      128      187      243     381      128      187     243     381      129      188      246     391
AST Federated Aggressive Growth            128     186      241     378      131      194      254     403      131      194     254     403      131      196      258     413
AST Goldman Sachs Small Cap Value          126     179      230     357      129      188      244     384      129      188     244     384      129      189      247     393
AST Gabelli Small-Cap Value                126     179      229     355      128      186      242     380      128      186     242     380      129      188      246     390
AST Janus Mid-Cap Growth                   127     183      237     370      130      192      251     397      130      192     251     397      131      194      254     406
AST Neuberger Berman Mid-Cap Growth        125     177      227     351      128      186      241     378      128      186     241     378      128      187      243     386
AST Neuberger Berman Mid-Cap Value         127     182      235     367      130      191      249     393      130      191     249     393      130      192      252     402
AST Alger All-Cap Growth                   127     182      235     367      130      191      249     393      130      191     249     393      130      192      252     402
AST Gabelli All-Cap Value                  129     189      246     388      132      197      259     413      132      197     259     413      132      199      263     423
AST Kinetics Internet                      129     188      244     384      131      195      256     407      131      195     256     407      132      197      260     417
AST T.Rowe Price Natural Resources         126     181      233     363      129      189      246     388      129      189     246     388      130      191      250     398
AST Alliance Growth                        126     180      232     360      129      188      244     384      129      188     244     384      129      189      247     393
AST MFS Growth                             126     181      233     363      129      189      246     388      129      189     246     388      130      191      250     398
AST Marsico Capital Growth                 125     176      225     347      127      184      238     372      127      184     238     372      128      186      242     382
AST JanCap Growth                          124     175      223     343      127      183      236     368      127      183     236     368      128      185      240     378
AST Janus Strategic Value                  128     186      241     378      131      194      254     403      131      194     254     403      131      196      258     413
AST Alliance/Bernstein Growth + Value      126     180      232     360      129      188      245     385      129      188     245     385      129      190      248     395
AST Sanford Bernstein Core Value           124     175      223     344      127      183      237     370      127      183     237     370      128      185      240     379
AST Cohen & Steers Realty                  127     183      237     370      130      192      251     397      130      192     251     397      131      194      254     406
AST Sanford Bernstein Managed Index 500    122     167      210     318      125      176      224     346      125      176     224     346      125      177      227     354
AST American Century Income & Growth       124     173      220     337      126      181      233     362      126      181     233     362      127      182      236     371
AST Alliance Growth and Income             125     176      225     347      128      185      239     374      128      185     239     374      128      186      242     383
AST MFS Growth with Income                 127     182      235     367      129      190      248     391      129      190     248     391      130      192      252     401
AST INVESCO Equity Income                  124     173      220     337      126      181      233     362      126      181     233     362      127      182      236     371
AST AIM Balanced                           124     173      220     337      126      181      233     363      126      181     233     363      127      183      237     373
AST American Century Strategic Balanced    125     178      228     353      128      186      241     378      128      186     241     378      129      188      245     388
AST T. Rowe Price Asset Allocation         125     177      227     350      128      185      240     377      128      185     240     377      128      187      243     385
AST T. Rowe Price Global Bond              126     179      229     355      128      186      242     380      128      186     242     380      129      188      246     390
AST Federated High Yield                   124     173      220     338      127      182      234     364      127      182     234     364      127      183      237     373
AST Lord Abbett Bond-Debenture             126     181      233     363      129      189      246     388      129      189     246     388      130      191      250     398
AST PIMCO Total Return Bond                122     169      213     324      125      177      227     350      125      177     227     350      126      179      230     360
AST PIMCO Limited Maturity Bond            123     170      215     328      126      179      229     355      126      179     229     355      126      180      232     363
AST Money Market                           120     162      202     300      123      170      215     327      123      170     215     327      123      172      218     335
---------------------------------------- -------- ------- -------- ------- -------- -------- -------- ------- -------- -------- ------- ------- -------- -------- -------- -------

---------------------------------------- ---------------------------------- --------------------------------- ---------------------------------- ---------------------------------
These  Examples  assume  you  surrender    No Optional Benefits Elected       If you elect the Guaranteed      If you elect the Enhanced Death     If you elect the Guaranteed
your   Annuity   at  the   end  of  the                                           Return Option (GRO)                   Benefit (EBP)              Minimum Death Benefit (GMDB)
applicable period
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10         1     3 Years  5       10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years    Year             Years    Years    Year                     Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------
MV Emerging Markets                        130     192      252      399     133      201      266     425      133      201     266      425     134      203      269     434

WFVT Equity Income                         124     175      223      343     127      183      236     368      127      183     236      368     128      185      240     378

INVESCO VIF Technology                     124     175      223      344     127      183      237     370      127      183     237      370     128      185      240     379
INVESCO VIF Health Sciences                125     177      227      350     128      185      240     375      128      185     240      375     128      187      243     385
INVESCO VIF Financial Services             125     177      227      351     128      186      241     378      128      186     241      378     128      187      243     386
INVESCO VIF Telecommunications             125     177      226      349     128      185      239     374      128      185     239      374     128      186      242     383
INVESCO VIF Dynamics                       125     177      227      351     128      186      241     378      128      186     241      378     128      187      243     386

Evergreen VA Omega                         121     164      205      308     123      172      218     335      123      172     218      335     124      174      222     344
Evergreen VA Equity Index                  117     152      185      268     119      160      198     295      119      160     198      295     120      162      202     303
Evergreen VA Foundation                    123     172      218      334     126      180      232     360      126      180     232      360     127      182      235     369
Evergreen VA Global Leaders                124     175      223      343     127      183      237     370      127      183     237      370     128      185      240     379
Evergreen VA Special Equity                125     176      225      347     127      184      238     372      127      184     238      372     128      186      242     382
Evergreen VA Capital Growth                125     176      225      347     127      183      237     370      127      183     237      370     128      185      241     381
Evergreen VA Blue Chip                     124     175      223      343     127      183      237     370      127      183     237      370     128      185      240     379
Evergreen VA International Growth          126     180      232      360     129      188      245     386      129      188     245      386     129      190      248     395

ProFund VP Europe 30                       132     198      261      417     135      207      275     441      135      207     275      441     136      209      279     452
ProFund VP UltraSmall-Cap                  136     208      277      446     138      216      290     470      138      216     290      470     139      218      294     480
ProFund VP UltraOTC                        132     198      261      417     135      207      275     441      135      207     275      441     136      209      279     452
ProFund VP OTC                             135     205      272      436     137      213      285     460      137      213     285      460     138      215      289     470
ProFund VP Bear                            135     205      272      436     137      213      285     460      137      213     285      460     138      215      289     470
ProFund VP Bull Plus                       135     205      272      436     137      213      285     460      137      213     285      460     138      215      289     470
ProFund VP Biotechnology                   135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Energy                          135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Financial                       135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Healthcare                      135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Real Estate                     135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Technology                      135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Telecommunications              135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475
ProFund VP Utilities                       135     207      275      441     138      215      288     465      138      215     288      465     138      216      291     475

First Trust(R)10 Uncommon Values            128     186      242      380     131      195      256     406      131      195     256      406     132      197      259     415

SP Jennison International Growth           132     197      259      413     135      205      272     436      135      205     272      436     135      207      276     447
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- ------- -------- -------- ------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- ---------------------------------
These  Examples  assume  you  surrender      If you elect EBP and GRO          If you elect GMDB and GRO
your   Annuity   at  the   end  of  the
applicable period
---------------------------------------- ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years
                                         -------- ------- --------          ------- -------- -------- -------
----------------------------------------                           --------
AST Founders Passport                      134     203      269      430     134      204      272     440
AST Scudder Japan                          138     214      287      464     138      216      291     475
AST Strong International Equity            131     195      257      409     132      197      260     418
AST American Century International         132     198      261      416     133      200      265     427
Growth
AST MFS Global Equity                      138     214      287      464     138      216      291     475
AST PBHG Small-Cap Growth                  130     193      253      401     131      195      257     410
AST DeAm Small-Cap Growth                  131     195      256      406     132      197      260     417
AST Federated Aggressive Growth            133     201      266      426     134      203      270     437
AST Goldman Sachs Small Cap Value          131     195      256      407     132      197      260     417
AST Gabelli Small-Cap Value                131     195      256      406     131      196      258     414
AST Janus Mid-Cap Growth                   133     200      264      421     133      201      267     430
AST Neuberger Berman Mid-Cap Growth        131     194      254      402     131      195      257     411
AST Neuberger Berman Mid-Cap Value         132     198      261      416     133      200      265     427
AST Alger All-Cap Growth                   132     198      261      416     133      200      265     427
AST Gabelli All-Cap Value                  135     205      272      436     135      207      276     447
AST Kinetics Internet                      134     203      269      431     135      206      274     442
AST T.Rowe Price Natural Resources         132     197      259      413     132      199      263     423
AST Alliance Growth                        131     195      257      409     132      197      260     418
AST MFS Growth                             132     197      259      413     132      199      263     423
AST Marsico Capital Growth                 130     192      251      397     131      194      255     407
AST JanCap Growth                          130     191      249      394     130      192      252     403
AST Janus Strategic Value                  133     201      266      426     134      203      270     437
AST Alliance/Bernstein Growth + Value      132     197      259      411     132      198      262     420
AST Sanford Bernstein Core Value           130     191      250      395     130      193      253     404
AST Cohen & Steers Realty                  133     200      264      421     133      201      267     430
AST Sanford Bernstein Managed Index 500    127     184      238      371     128      185      241     381
AST American Century Income & Growth       129     189      246      388     130      191      250     397
AST Alliance Growth and Income             130     192      251      398     131      194      255     408
AST MFS Growth with Income                 132     198      261      416     133      200      265     427
AST INVESCO Equity Income                  129     189      246      388     130      191      250     397
AST AIM Balanced                           129     189      246      388     130      191      250     398
AST American Century Strategic Balanced    131     194      254      403     131      195      257     412
AST T. Rowe Price Asset Allocation         131     194      254      402     131      195      257     411
AST T. Rowe Price Global Bond              131     195      256      406     131      196      258     414
AST Federated High Yield                   129     189      247      389     130      191      250     398
AST Lord Abbett Bond-Debenture             132     197      259      413     132      199      263     423
AST PIMCO Total Return Bond                128     185      240      376     128      187      243     385
AST PIMCO Limited Maturity Bond            128     186      242      380     129      188      246     390
AST Money Market                           125     178      228      353     126      180      232     363
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------

---------------------------------------- ---------------------------------- ---------------------------------
These  Examples  assume  you  surrender      If you elect EBP and GRO          If you elect GMDB and GRO
your   Annuity   at  the   end  of  the
applicable period
                                         ---------------------------------- ---------------------------------
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
Sub-Account:                                1     3       5 Years  10         1     3 Years  5 Years  10
                                          Year    Years             Years    Year                     Years
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------
MV Emerging Markets                        136     209      279      448     136      210      281     457

WFVT Equity Income                         130     191      249      394     130      192      252     403

INVESCO VIF Technology                     130     191      250      395     130      193      253     404
INVESCO VIF Health Sciences                130     193      253      401     131      195      257     410
INVESCO VIF Financial Services             131     194      254      402     131      195      257     411
INVESCO VIF Telecommunications             130     192      252      399     131      194      255     408
INVESCO VIF Dynamics                       131     194      254      402     131      195      257     411

Evergreen VA Omega                         126     180      232      360     127      182      236     371
Evergreen VA Equity Index                  122     169      213      324     123      170      216     331
Evergreen VA Foundation                    129     188      245      385     129      190      248     395
Evergreen VA Global Leaders                130     191      250      395     130      193      253     404
Evergreen VA Special Equity                130     192      251      397     131      194      255     407
Evergreen VA Capital Growth                130     192      251      397     131      194      254     406
Evergreen VA Blue Chip                     130     191      250      395     130      193      253     404
Evergreen VA International Growth          132     197      259      412     132      198      262     420

ProFund VP Europe 30                       138     214      287      464     138      216      291     475
ProFund VP UltraSmall-Cap                  141     224      303      492     142      226      307     503
ProFund VP UltraOTC                        138     214      287      464     138      216      291     475
ProFund VP OTC                             140     221      298      483     140      222      301     493
ProFund VP Bear                            140     221      298      483     140      222      301     493
ProFund VP Bull Plus                       140     221      298      483     140      222      301     493
ProFund VP Biotechnology                   140     222      300      488     141      224      304     498
ProFund VP Energy                          140     222      300      488     141      224      304     498
ProFund VP Financial                       140     222      300      488     141      224      304     498
ProFund VP Healthcare                      140     222      300      488     141      224      304     498
ProFund VP Real Estate                     140     222      300      488     141      224      304     498
ProFund VP Technology                      140     222      300      488     141      224      304     498
ProFund VP Telecommunications              140     222      300      488     141      224      304     498
ProFund VP Utilities                       140     222      300      488     141      224      304     498

First Trust(R)10 Uncommon Values            134     203      269      430     134      204      272     439

SP Jennison International Growth           137     213      285      460     138      215      289     470
---------------------------------------- -------- ------- -------- -------- ------- -------- -------- -------

72

INVESTMENT OPTIONS

WHAT ARE THE INVESTMENT OBJECTIVES AND POLICIES OF THE PORTFOLIOS?

Each variable  investment  option is a Class 9 Sub-account of American  Skandia Life Assurance  Corporation  Variable Account B (see
"What are Separate  Accounts" for more detailed  information.)  Each Sub-account  invests  exclusively in one Portfolio.  You should carefully  read the  prospectus  for any  Portfolio  in  which  you are  interested.  The  following  chart  classifies  each of the
Portfolios  based on our  assessment  of their  investment  style (as of the date of this  Prospectus).  The chart  also  provides a description of each Portfolio's  investment  objective (in italics) and a short, summary description of their key policies to assist you in determining  which  Portfolios  may be of interest to you.  There is no guarantee  that any underlying  mutual fund portfolio will meet its investment objective.

The name of the  advisor/sub-advisor  for each Portfolio  appears next to the description.  Those Portfolios whose name includes the prefix "AST" are portfolios of American  Skandia Trust.  The investment  manager for AST is American  Skandia  Investment  Services,
Incorporated  ("ASISI"),  an affiliated company of American Skandia.  However, a sub-advisor,  as noted below, is engaged to conduct day-to-day investment decisions.

The Portfolios are not publicly traded mutual funds.  They are only available as investment  options in variable  annuity  contracts and variable  life  insurance  policies  issued by insurance  companies,  or in some cases,  to  participants  in certain  qualified retirement  plans.  However,  some of the Portfolios  available as Sub-accounts  under the Annuity are managed by the same portfolio advisor or  sub-advisor  as a retail  mutual fund of the same or similar name that the  Portfolio may have been modeled after at its inception.  Certain retail mutual funds may also have been modeled after a Portfolio.  While the  investment  objective and policies of the funds may be substantially  similar,  the actual  investments  made by the funds will differ to varying degrees.  Differences in the  performance of the funds can be expected,  and in some cases could be  substantial.  Contract  Owners should not compare the performance  of a publicly  traded mutual fund with the  performance  of any similarly  named  Portfolio  offered as a  Sub-account.
Details about the investment objectives,  policies,  risks, costs and management of the Portfolios are found in the prospectuses for the underlying  mutual funds. The current  prospectus and statement of additional  information for the underlying  Portfolios can be obtained by calling 1-800-752-6342.

Please refer to Appendix B for certain required financial information related to the historical performance of the Sub-accounts.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Money Market:  seeks to maximize current income and maintain high levels of liquidity.  The
   MONEY MARKET     Portfolio  attempts to  accomplish  its  objective by  maintaining  a  dollar-weighted  average      Wells Capital
                    maturity  of not  more  than 90 days  and by  investing  in  securities  which  have  effective     Management, Inc.
                    maturities of not more than 397 days.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Lord Abbett  Bond-Debenture:  seeks high  current  income and the  opportunity  for capital appreciation  to produce a high total return.  The Portfolio  pursues its objective by normally investing in high yield and  investment  grade debt  securities,  securities  convertible  into common stock and preferred stocks. Under normal  circumstances,  the Portfolio invests at least
                    65% of its total assets in fixed income  securities  of various  types.  The Portfolio may find good value in high yield securities,  sometimes called "lower-rated bonds" or "junk bonds," and
                    frequently  may have more than half of its assets  invested in those  securities.  At least 20%    Lord, Abbett & Co.
                    of the  Portfolio's  assets  must be  invested  in any  combination  of  investment  grade debt securities,  U.S.  Government  securities  and cash  equivalents.  The  Portfolio may also make significant  investments  in  mortgage-backed  securities.  Although the  Portfolio  expects to maintain  a  weighted  average  maturity  in the  range of seven to nine  years,  there  are no restrictions on the overall Portfolio or on individual securities.
       BOND
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Limited  Maturity Bond: seeks to maximize total return  consistent with  preservation
                    of capital  and prudent  investment  management.  The  Portfolio  will invest in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within  a one- to  three-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST PIMCO Total Return Bond:  seeks to maximize total return  consistent  with  preservation of
                    capital  and  prudent  investment  management.  The  Portfolio  will  invest  in a  diversified    Pacific Investment
                    portfolio of fixed-income  securities of varying maturities.  The average portfolio duration of    Management Company
                    the  Portfolio  generally  will  vary  within a three-  to  six-year  time  frame  based on the
                    Sub-advisor's forecast for interest rates.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  High Yield:  seeks high current  income by investing  primarily in a diversified portfolio of fixed income  securities.  The Portfolio will invest at least 65% of its assets in lower-rated  corporate fixed income  securities  ("junk bonds").  These fixed income securities
 HIGH YIELD BOND    may include preferred stocks,  convertible  securities,  bonds,  debentures,  notes,  equipment   Federated Investment
                    lease  certificates  and  equipment  trust  certificates.  A fund  that  invests  primarily  in        Counseling
                    lower-rated  fixed  income  securities  will  be  subject  to  greater  risk  and  share  price fluctuation  than a typical fixed income fund,  and may be subject to an amount of risk that is comparable to or greater than many equity funds.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Global Bond (f/k/a AST T. Rowe Price  International  Bond):  seeks to provide high  current  income  and  capital  growth  by  investing  in  high-quality  foreign  and U.S.
                    dollar-denominated  bonds.  The  Portfolio  will invest in all types of bonds  including  those issued  or  guaranteed  by U.S.  or  foreign  governments  or  their  agencies  and by  foreign authorities,  provinces  and  municipalities  as  well as  investment  grade  corporate  bonds,
   GLOBAL BOND      mortgage and  asset-backed  securities and high-yield  bonds of U.S. and foreign  issuers.  The
                    Sub-advisor bases its investment decisions on fundamental market factors,  currency trends, and      T. Rowe Price
                    credit  quality.  The  Portfolio  generally  invests  in  countries  where the  combination  of   International, Inc.
                    fixed-income returns and currency exchange rates appears attractive,  or, if the currency trend is unfavorable,  where the Sub-advisor believes that the currency risk can be minimized through hedging.  The  Portfolio  may also  invest up to 20% of its  assets in the  aggregate  in below investment-grade,  high-risk bonds ("junk bonds"). In addition,  the Portfolio may invest up to
                    30% of its assets in mortgage-backed  (including  derivatives,  such as collateralized mortgage obligations and stripped mortgage securities) and asset-backed securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Asset Allocation:  seeks a high level of total return by investing  primarily in a  diversified  portfolio  of fixed income and equity  securities.  The  Portfolio  normally
ASSET ALLOCA-TION   invests  approximately  60% of its total  assets in equity  securities  and 40% in fixed income
                    securities.  The Sub-advisor  concentrates common stock investments in larger, more established      T. Rowe Price
                    companies,  but the  Portfolio may include small and  medium-sized  companies  with good growth     Associates, Inc.
                    prospects.  The fixed income portion of the Portfolio will be allocated among  investment grade securities, high yield or "junk" bonds, foreign high quality debt securities and cash reserves.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST AIM Balanced:  seeks to provide a well-diversified  portfolio of stocks and bonds that will produce both capital growth and current  income.  The Portfolio  attempts to meet its objective
                    by  investing,  normally,  a minimum of 30% and a maximum of 70% of its total  assets in equity      A I M Capital
                    securities  and a minimum  of 30% and a maximum of 70% of its total  assets in  non-convertible     Management, Inc.
                    debt  securities.  The  Sub-advisor  will primarily  purchase  equity  securities for growth of capital and debt securities for income purposes.

     BALANCED

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  American  Century  Strategic  Balanced:  seeks  capital  growth and  current  income.  The
                    Sub-advisor  intends  to  maintain  approximately  60%  of the  Portfolio's  assets  in  equity
                    securities and the remainder in bonds and other fixed income  securities.  Both the Portfolio's     American Century
                    equity and fixed  income  investments  will  fluctuate  in value.  The equity  securities  will        Investment
                    fluctuate  depending on the  performance of the companies that issued them,  general market and     Management, Inc.
                    economic  conditions,  and investor  confidence.  The fixed income investments will be affected primarily by rising or falling interest rates and the credit quality of the issuers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA  Foundation:  seeks,  in order of priority,  reasonable  income,  conservation  of capital and capital  appreciation.  The  Portfolio  invests  principally  in a  combination  of
                    common stocks,  securities  convertible into or exchangeable for common stocks and fixed income   Evergreen Investment
                    securities.  Common  stocks are  selected  based on a  combination  of  financial  strength and   Management Company,
                    estimated  growth  potential.  Fixed income  securities  are selected  based on the  investment           LLC
                    adviser's  projections of interests  rates,  varying amounts and maturities in order to achieve     (f/k/a Evergreen
                    capital protection and, when possible,  capital appreciation.  Under normal circumstances,  the     Asset Management
                    Portfolio  anticipates  that at least 25% of its net assets will consist of debt securities and          Corp.)
                    the remainder in equity securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST INVESCO  Equity  Income:  seeks capital  growth and current  income while  following  sound investment  practices.  The Portfolio seeks to achieve its objective by investing in securities
                    that are expected to produce  relatively high levels of income and consistent,  stable returns.   INVESCO Funds Group,
                    The  Portfolio  normally will invest at least 65% of its assets in  dividend-paying  common and           Inc.
                    preferred  stocks of domestic and foreign issuers.  Up to 30% of the Portfolio's  assets may be
  EQUITY INCOME     invested in equity securities that do not pay regular dividends.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    WFVT Equity Income:  seeks long-term capital  appreciation and  above-average  dividend income.
                    The  Portfolio  pursues its  objective  primarily by  investing in the common  stocks of large, high-quality  domestic  companies with  above-average  return potential based on current market
                    valuations and above-average  dividend income.  Under normal market  conditions,  the Portfolio    Wells Fargo Funds
                    invests at least 65% of its total assets in income  producing  equity  securities and in issues     Management, LLC
                    of companies with market capitalizations greater than the median of the Russell 1000 Index.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST  Alliance  Growth and Income  (f/k/a AST Lord Abbett  Growth and Income):  seeks  long-term growth of capital and income while attempting to avoid excessive  fluctuations in market value.
      GROWTH        The Portfolio  normally will invest in common stocks (and  securities  convertible  into common
        &           stocks). The Sub-advisor will take a value-oriented  approach,  in that it will try to keep the     Alliance Capital
      INCOME        Portfolio's  assets  invested  in  securities  that are  selling at  reasonable  valuations  in     Management, L.P.
                    relation to their fundamental  business prospects.  The stocks that the Portfolio will normally invest in are those of seasoned  companies that are expected to show  above-average  growth and that the Sub-advisor believes are in sound financial condition.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST American  Century Income & Growth:  seeks capital growth with current income as a secondary objective.  The Portfolio  invests  primarily in common stocks that offer potential for capital
                    growth,  and may,  consistent  with its  investment  objective,  invest  in stocks  that  offer     American Century
                    potential for current income.  The  Sub-advisor  utilizes a quantitative  management  technique        Investment
                    with a goal of building an equity  portfolio  that  provides  better  returns  than the S&P 500     Management, Inc.
                    Index without taking on significant  additional risk and while  attempting to create a dividend
      GROWTH        yield that will be greater than the S&P 500 Index.
        &
      INCOME
     (Cont.)
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Growth with  Income:  seeks long term growth of capital  with a secondary  objective to seek  reasonable  current  income.  Under normal market  conditions,  the Portfolio  invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as  preferred
                    stocks,  convertible  securities  and  depositary  receipts.  The stocks in which the Portfolio      Massachusetts
                    invests  generally  will pay  dividends.  While the  Portfolio  may invest in  companies of any    Financial Services
                    size, the Portfolio generally focuses on companies with larger market  capitalizations that the         Company
                    Sub-advisor  believes have  sustainable  growth  prospects and attractive  valuations  based on current and  expected  earnings  or cash flow.  The  Portfolio  may invest up to 20% of its net assets in foreign securities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Cohen & Steers Realty:  seeks to maximize  total return  through  investment in real estate securities.  The Portfolio  pursues its  investment  objective by seeking,  with  approximately
   REAL ESTATE      equal emphasis,  capital growth and current income. Under normal  circumstances,  the Portfolio
      (REIT)        will invest  substantially all of its assets in the equity securities of real estate companies,      Cohen & Steers
                    i.e., a company that derives at least 50% of its  revenues  from the  ownership,  construction,   Capital Management,
                    financing,  management  or sale of real  estate or that has at least 50% of its  assets in real           Inc.
                    estate. Real estate companies may include real estate investment trusts or REITs.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Equity Index:  seeks investment  results that achieve price and yield  performance
                    similar  to the  Standards  and  Poor's  500  Composite  Price  Index  ("S&P 500  Index").  The   Evergreen Investment
                    Portfolio  invests  substantially all of its total assets in equity securities that represent a   Management Company,
  S&P 500 INDEX     composite of the S&P 500 Index.  The  correlation  between the performance of the Portfolio and           LLC
                    the S&P 500  Index is  expected  to be,  before  expenses,  0.98 or  higher.  The S&P 500 is an   (f/k/a First Capital
                    unmanaged  index of 500 common stocks chosen to reflect the industries of the U.S.  economy and          Group)
                    is often considered a proxy for the stock market in general.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST  Sanford  Bernstein  Managed  Index  500:  seeks to  outperform  the  Standard & Poor's 500
                    Composite  Stock Price Index (the "S&P 500(R)")  through stock  selection  resulting in different weightings of common stocks relative to the index.  The Portfolio will invest  primarily in the common  stocks of companies  included in the S&P 500(R).  In seeking to  outperform  the S&P 500, the  Sub-advisor  starts  with a  portfolio  of stocks  representative  of the  holdings of the
  MANAGED INDEX     index.  It then uses a set of fundamental  quantitative  criteria that are designed to indicate   Sanford C. Bernstein
                    whether a particular  stock will  predictably  perform  better or worse than the S&P 500. Based        & Co., LLC
                    on these  criteria,  the  Sub-advisor  determines  whether the  Portfolio  should  over-weight, under-weight or hold a neutral  position in the stock relative to the proportion of the S&P 500 that the stock  represents.  In addition,  the Sub-advisor also may determine that based on the quantitative  criteria,  certain equity  securities that are not included in the S&P 500 should be held by the Portfolio.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
-------------------
                    AST Alliance/Bernstein  Growth + Value: seeks capital growth by investing  approximately 50% of its assets in growth  stocks of large  companies and  approximately  50% of its assets in value stocks of large  companies.  The Portfolio will invest primarily in commons tocks of large U.S.
                    companies  included in the  Russell  1000 Index (the  "Russell  1000").  The Russell  1000 is a
                    market  capitalization-weighted  index that measures the  performance of the 1,000 largest U.S.     Alliance Capital
                    companies.  Normally,  about 60-85  companies will be represented in the Portfolio,  with 25-35     Management, L.P.
                    companies  primarily from the Russell 1000 Growth Index  constituting  approximately 50% of the
                    Portfolio's  net  assets and 35-50  companies  primarily  from the  Russell  1000  Value  Index
                    constituting  the  remainder  of  the  Portfolio's  net  assets.   There  will  be  a  periodic
                    rebalancing  of each  segment's  assets  to take  account  of market  fluctuations  in order to maintain the approximately equal allocation.

    LARGE CAP
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alliance  Growth:  seeks long-term  capital growth.  The Portfolio  invests at least 80% of its total assets in the equity  securities of a limited  number of large,  carefully  selected,
                    high-quality  U.S.  companies  that are judged  likely to  achieve  superior  earnings  growth.     Alliance Capital
                    Normally,  about 40-60  companies will be  represented in the Portfolio,  with the 25 companies     Management, L.P.
                    most  highly  regarded  by  the  Sub-advisor  usually  constituting  approximately  70%  of the
                    Portfolio's  net assets.  An emphasis is placed on identifying  companies  whose  substantially above average prospective earnings growth is not fully reflected in current market valuations.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST JanCap Growth:  seeks growth of capital in a manner  consistent  with the  preservation  of capital.  Realization of income is not a significant  investment  consideration  and any income realized on the  Portfolio's  investments,  therefore,  will be incidental  to the  Portfolio's
                    objective.  The Portfolio will pursue its objective by investing  primarily in common stocks of      Janus Capital
                    companies that the Sub-advisor  believes are  experiencing  favorable demand for their products       Corporation
                    and services,  and which operate in a favorable  competitive  and regulatory  environment.  The
                    Sub-advisor  generally takes a "bottom up" approach to choosing  investments for the Portfolio.
                    In other words,  the Sub-advisor  seeks to identify  individual  companies with earnings growth potential that may not be recognized by the market at large.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus  Strategic  Value:  seeks  long-term  growth of capital.  The  Portfolio  pursues its objective by investing  primarily in common stocks with the  potential for long-term  growth of capital using a "value" approach.  This value approach emphasizes  investments in companies the
                    Sub-advisor believes are undervalued  relative to their intrinsic worth.  Realization of income      Janus Capital
                    is not a significant  consideration when choosing investments for the Portfolio.  The Portfolio       Corporation
                    will  generally  focus on the  securities of larger  companies,  however,  it may invest in the securities of smaller  companies,  including  start-up  companies offering emerging products or services.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Marsico  Capital  Growth:  seeks capital  growth.  Income  realization is not an investment objective  and  any  income  realized  on  the  Portfolio's  investments,  therefore,  will  be incidental to the Portfolio's  objective.  The Portfolio will pursue its objective by investing primarily in common stocks of larger,  more  established  companies.  In selecting  investments
                    for the Portfolio,  the Sub-advisor uses an approach that combines "top down" economic analysis     Marsico Capital
                    with "bottom up" stock selection.  The "top down" approach identifies  sectors,  industries and     Management, LLC
                    companies that should benefit from the trends the  Sub-advisor  has observed.  The  Sub-advisor then looks for individual  companies with earnings growth  potential that may not be recognized by the market at large. This is called "bottom up" stock selection.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS  Growth:  seeks  long-term  capital  growth  and future  income.  Under  normal  market conditions,  the  Portfolio  invests  at least 80% of its total  assets  in common  stocks  and
                    related securities,  such as preferred stocks,  convertible securities and depositary receipts,      Massachusetts
                    of companies that the  Sub-advisor  believes offer better than average  prospects for long-term    Financial Services
                    growth.  The Sub-advisor seeks to purchase  securities of companies that it considers  well-run         Company
                    and  poised  for  growth.  The  Portfolio  may  invest up to 35% of its net  assets in  foreign securities.

    LARGE CAP
      EQUITY
     (Cont.)
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Sanford  Bernstein Core Value:  seeks  long-term  capital growth by investing  primarily in common stocks.  The  Sub-advisor  expects that the majority of the  Portfolio's  assets will be invested in the common stocks of large  companies  that appear to be  undervalued.  Among other
                    things, the Portfolio seeks to identify compelling buying opportunities  created when companies   Sanford C. Bernstein
                    are undervalued on the basis of investor  reactions to near-term problems or circumstances even        & Co., LLC
                    though their long-term  prospects  remain sound. The Sub-advisor  seeks to identify  individual companies with earnings growth potential that may not be recognized by the market at large.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Blue Chip:  seeks  capital  growth with the  potential  for income.  The Portfolio invests  primarily  in common  stocks of  well-established,  large U.S.  companies  with a long
                    history  of  performance,   typically   recognizable   names  representing  a  broad  range  of   Evergreen Investment
                    industries.   To  provide  balance,   the  Portfolio  also  invests  in  quality   medium-sized   Management Company,
                    companies.  The  Portfolio's  stock  selection  is  based  on a  diversified  style  of  equity           LLC
                    investment  management  that  allows  it to invest in both  value  and  growth-oriented  equity securities.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen  VA  Capital  Growth:  seeks  to  provide  long-term  appreciation  of  capital.  The
                    Portfolio  invests  primarily  in common  stocks.  The  Portfolio  may also invest in preferred   Evergreen Investment
                    stocks,  convertible preferred stocks,  convertible debentures,  and any other class or type of   Management Company,
                    security which the investment  adviser believes offers the potential for capital  appreciation.           LLC/
                    In selecting  investments,  the investment adviser attempts to identify  securities it believes   Pilgrim Baxter Value
                    will provide  capital  appreciation  over the  intermediate  or long term due to changes in the     Investors, Inc.
                    financial condition of issuers, changes in financial conditions generally, or other factors.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Alger All-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in equity securities,  such as common or preferred stocks, that are listed on U.S. exchanges or in
                    the  over-the-counter  market.  The Portfolio may invest in the equity  securities of companies        Fred Alger
                    of all sizes,  and may emphasize  either  larger or smaller  companies at a given time based on     Management, Inc.
                    the Sub-advisor's assessment of particular companies and market conditions.

      ALL-CAP
      EQUITY

                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  All-Cap  Value:  seeks  capital  growth.  The  Portfolio  pursues its objective by investing primarily in readily marketable equity securities including common stocks,  preferred stocks and  securities  that may be converted at a later time into common stock.  The Portfolio may invest in the  securities  of companies of all sizes,  and may  emphasize  either larger or  GAMCO Investors, Inc.
                    smaller  companies  at a  given  time  based  on the  Sub-advisor's  assessment  of  particular companies and market  conditions.  The Portfolio  focuses on companies that appear  underpriced relative  to their  private  market  value  ("PMV").  PMV is the  value  that  the  Portfolio's
                    Sub-advisor believes informed investors would be willing to pay for a company.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Janus Mid-Cap Growth:  seeks long-term  capital growth.  The Portfolio invests primarily in common stocks,  selected for their growth  potential,  and normally invests at least 65% of its
                    equity  assets  in  medium-sized  companies.  For  purposes  of  the  Portfolio,   medium-sized
                    companies  are those whose market  capitalizations  (measured at the time of  investment)  fall      Janus Capital
                    within the range of  companies  in the  Standard & Poor's  MidCap  400 Index.  The  Sub-advisor       Corporation
                    seeks  to  identify  individual  companies  with  earnings  growth  potential  that  may not be recognized by the market at large.

  MID-CAP EQUITY

                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Growth:  seeks capital growth. The Portfolio  primarily invests in
                    the common stocks of mid-cap  companies,  i.e.,  companies  with equity market  capitalizations     Neuberger Berman
                    from $300 million to $10 billion at the time of investment.  The Portfolio is normally  managed        Management
                    using a growth-oriented  investment approach.  The Sub-advisor looks for fast-growing companies       Incorporated
                    that are in new or rapidly evolving industries.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Neuberger Berman Mid-Cap Value:  seeks capital growth.  The Portfolio  primarily invests in the  common  stocks of  mid-cap  companies.  Under the  Portfolio's  value-oriented  investment
                    approach,  the Sub-advisor looks for well-managed  companies whose stock prices are undervalued     Neuberger Berman
                    and that may rise in price  before  other  investors  realize  their  worth.  Factors  that the        Management
                    Sub-advisor may use to identify these companies  include strong  fundamentals,  including a low       Incorporated
                    price-to-earnings  ratio,  consistent cash flow, and a sound track record through all phases of the market cycle.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Omega:  seeks maximum capital growth.  The Portfolio  invests  primarily in common stocks and  securities  convertible  into  common  stocks of U.S.  companies  across all market capitalizations.  The  Portfolio  utilizes the  fully-managed  investment  concept  whereby the
                    Portfolio's  manager  will  continuously  review the  Portfolio's  holdings  in light of market   Evergreen Investment
                    conditions,  business  developments  and  economic  trends.  During  this review  process,  the   Management Company,
                    Portfolio's  manager  seeks to identify and invest in industries  that are growing  faster than           LLC
                    the economy.  The Portfolio  invests in companies of all sizes. The continuous  review may lead to high portfolio  turnover,  but that will not limit investment  decisions.  The Portfolio may also invest up to 25% of its assets in foreign securities.
                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Dynamics:  seek  capital  appreciation.  The  Portfolio
                    invests   primarily  in  common  stocks  of  mid-size  U.S.   companies  -  those  with  market
                    capitalizations  between $2 billion  and $15 billion at the time of purchase - but also has the flexibility to invest in other types of securities,  including  preferred  stocks,  convertible
                    securities  and bonds.  The core of the  Portfolio's  portfolio  is invested in  securities  of   INVESCO Funds Group,
                    established  companies  that are leaders in attractive  growth markets with a history of strong           Inc.
                    returns.  The  remainder of the  Portfolio  is invested in  securities  that show  accelerating growth,  driven by product cycles,  favorable  industry or sector  conditions and other factors that will lead to rapid sales and earnings growth.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Although investments in securities of smaller companies are generally  considered to offer greater opportunity for appreciation,  they also involve  greater risk of  depreciation  than  securities of larger  companies.  Smaller  companies may lack depth of management,  financial resources,  or they may be  developing  or  marketing  products or services  for which there is not an  established  market.  Additionally, smaller  companies  normally have fewer shares  outstanding and trade less frequently than large  companies.  Therefore,  the securities of smaller companies may be subject to wider price fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST DeAm  Small-Cap  Growth (f/k/a AST Scudder  Small-Cap  Growth;  f/k/a AST Kemper  Small-Cap
                    Growth):  seeks  maximum  growth of  investors'  capital from a portfolio  of growth  stocks of smaller  companies.  At least 80% of the Portfolio's  total assets normally will be invested in
                    the equity securities of smaller  companies,  i.e., those having a market  capitalization of $2      Deutsche Asset
                    billion or less at the time of investment,  many of which would be in the early stages of their     Management, Inc.
                    life cycle.  The Portfolio  intends to invest  primarily in stocks of companies  whose earnings per share are expected by the Sub-advisor to grow faster than the market average.

    SMALL CAP
      EQUITY

                    ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Federated  Aggressive  Growth:  seeks capital growth.  The Portfolio pursues its investment objective by investing  in equity  securities  of companies  offering  superior  prospects  for earnings  growth.  The Portfolio  focuses its  investments on the equity  securities of smaller
                    companies,  but it is not  subject to any  specific  market  capitalization  requirements.  The   Federated Investment
                    Portfolio may invest in foreign issuers through American Depositary  Receipts.  The Portfolio's        Counseling
                    strategies with respect to security analysis,  market  capitalization and sector allocation are designed to produce a portfolio of stocks whose long-term  growth  prospects are  significantly above those of the S&P 500 Index.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Gabelli  Small-Cap  Value (f/k/a AST T. Rowe Price Small Company  Value):  seeks to provide long-term capital growth by investing primarily in  small-capitalization  stocks that appear to be  undervalued.  The Portfolio will normally invest at least 65% of its total assets in stocks
                    and   equity-related   securities   of  small   companies   ($1   billion  or  less  in  market          GAMCO
                    capitalization).  Reflecting a value approach to investing,  the Portfolio will seek the stocks     Investors, Inc.
                    of companies  whose current stock prices do not appear to adequately  reflect their  underlying value as measured by assets, earnings, cash flow or business franchises.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Goldman  Sachs  Small-Cap  Value (f/k/a AST Lord Abbett Small Cap Value):  seeks  long-term capital  appreciation.  The Portfolio will seek its objective through investments  primarily in equity  securities  that are  believed to be  undervalued  in the  marketplace.  The  Portfolio
                    primarily  seeks  companies  that  are  small-sized,  based on the  value of their  outstanding   Goldman Sachs Asset
                    stock. Specifically,  under normal circumstances,  at least 65% of the Portfolio's total assets        Management
                    will be invested in common stocks issued by smaller,  less  well-known  companies  (with market capitalizations of less than $4 billion at the time of investment).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST PBHG  Small-Cap  Growth  (f/k/a AST Janus  Small-Cap  Growth):  seeks capital  growth.  The
                    Portfolio  pursues its objective by normally  investing at least 80% of its total assets in the     Pilgrim Baxter &
                    common stocks of small-sized  companies,  i.e., whose market capitalizations or annual revenues     Associates, Ltd.
                    are less than $1 billion at the time of purchase.

------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Special Equity:  seeks capital growth.  The Portfolio  strives to provide a return
                    greater  than  broad  stock  market  indices  such  as the  Russell  2000  Index  by  investing   Evergreen Investment
                    principally  in a diversified  portfolio of common stocks of U.S.  companies.  The  Portfolio's   Management Company,
                    investment  adviser  principally  chooses  companies which it expects will experience growth in           LLC
                    earnings  and price,  and which have small market  capitalizations  (up to $1.5  billion).  The
                    Portfolio may purchase stocks in initial public offerings (IPOs).
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST MFS Global Equity:  seeks capital  growth.  Under normal market  conditions,  the Portfolio invests at least 65% of its total  assets in common  stocks  and  related  securities,  such as
                    preferred stock,  convertible  securities and depositary receipts,  of U.S. and foreign issuers      Massachusetts
                    (including  issuers  in  developing  countries).  The  Portfolio  generally  seeks to  purchase    Financial Services
                    securities of companies with relatively large market capitalizations  relative to the market in         Company
                    which they are traded.

  GLOBAL EQUITY
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA Global Leaders:  seeks to provide  investors with long-term  capital  growth.  The
                    Portfolio  normally  invests as least 65% of its assets in a diversified  portfolio of U.S. and   Evergreen Investment
                    non-U.S.   equity  securities  of  companies  located  in  the  world's  major   industrialized   Management Company,
                    countries.  The Portfolio  will invest in no less than three  countries,  which may include the           LLC
                    U.S.,  but may invest more than 25% of its total assets in one country.  The Portfolio  invests     (f/k/a Evergreen
                    only in the  best  100  companies,  which  are  selected  by the  investment  advisor  based on     Asset Management
                    qualitative  and  quantitative  criteria  such as high  return on equity,  consistent  earnings          Corp.)
                    growth and established market presence.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
Investments in securities of foreign issuers may involve risks that are not present with domestic  investments.  Some of these risks may be fluctuations in currency exchange rates, less liquid and more volatile  securities  markets,  unstable  political and economic  structures, reduced  availability of public information and lack of uniform financial  reporting and regulatory  practices compared to those that apply to U.S. issuers.
--------------------------------------------------------------------------------------------------------------------------------------------
                    ------------------------------------------------------------------------------------------------ -----------------------

                    AST American Century  International  Growth:  seeks capital growth.  The Portfolio will seek to achieve its  investment  objective  by  investing  primarily  in equity  securities  of foreign companies  that the  Sub-advisor  believes  will  increase  in value  over time.  Under  normal
                    conditions,  the  Portfolio  will  invest at least 65% of its  assets in equity  securities  of     American Century
                    issuers from at least three  countries  outside of the United States.  The  Sub-advisor  uses a        Investment
                    growth  investment  strategy it developed  that looks for  companies  with earnings and revenue     Management, Inc.
                    growth.  The  Sub-advisor  will  consider  a  number  of other  factors  in  making  investment selections,  including the prospects for relative  economic  growth among countries or regions, economic and political  conditions,  expected inflation rates,  currency exchange  fluctuations and tax considerations.

      INTER-
     NATIONAL
      EQUITY
                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Founders  Passport:  seeks capital  growth.  The Portfolio  normally  invests  primarily in equity  securities  issued by foreign  companies  that have  market  capitalizations  or annual
                    revenues  of  $1.5  billion  or  less.  These  securities  may  represent   companies  in  both
                    established  and  emerging  economies  throughout  the world.  At least 65% of the  Portfolio's      Founders Asset
                    total assets  normally will be invested in foreign  securities  representing a minimum of three      Management LLC
                    countries.  Foreign  securities  are  generally  considered  to involve more risk than those of
                    U.S.  companies,  and  securities of smaller  companies are generally  considered to be riskier than those of larger companies.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Scudder  Japan:  seeks  long-term  capital  growth.  The Portfolio  pursues its  investment objective  by  investing  at least 80% of net assets in Japanese  securities  (those  issued by
                    Japan-based  companies  or their  affiliates,  or by any company that derives more than half of      Scudder Kemper
                    its revenues from Japan).  The Portfolio may invest in stocks of any size,  including up to 30%    Investments, Inc.
                    of its net  assets in  smaller  companies  that are traded  over-the-counter.  The  Portfolio's focus on a single  country could give rise to increased  risk, as the  Portfolio's  investments will not be diversified among countries having varying characteristics and market performance.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    AST Strong  International  Equity (f/k/a AST AIM International  Equity):  seeks capital growth.
                    The Portfolio  seeks to meet its objective by investing,  normally,  at least 70% of its assets
                    in marketable equity  securities of foreign  companies that are listed on a recognized  foreign      Strong Capital
                    securities  exchange  or  traded in a  foreign  over-the-counter  market.  The  Portfolio  will     Management, Inc.
                    normally  invest  in a  diversified  portfolio  that  includes  companies  from at  least  four countries  outside the United States,  emphasizing  countries of Western Europe and the Pacific
                    Basin.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Evergreen VA  International  Growth:  seeks long-term growth and,  secondarily,  modest income.
                    The Portfolio invests primarily in equity securities issued by established,  quality,  non-U.S.
                    companies  located in countries  with  developed  markets,  but may purchase  across all market
                    capitalizations.  The  Portfolio  normally  invests  at  least  65%  of  its  total  assets  in   Evergreen Investment
                    securities  of companies in at least three  different  countries  (other than the U.S.) and may   Management Company,
                    invest in emerging markets and in securities of companies in the formerly  communist  countries           LLC
                    of Eastern Europe.  The Portfolio  invests in companies that are both growth  opportunities and value  opportunities.  The Portfolio may invest in debt securities,  including up to 10% of its assets in below investment grade debt securities.

  INTER-NATIONAL
      EQUITY
     (Cont.)

                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Europe 30: seeks daily  investment  results that  correspond to the  performance  of the ProFunds Europe 30 Index.  The ProFunds Europe 30 Index,  created by ProFund  Advisors,  is
                    composed of 30 European  companies  whose  securities  are traded on U.S.  exchanges  or on the   ProFund Advisors LLC
                    NASDAQ as ADRs with the highest market capitalization, as determined annually.
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------

                    ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    The  Prudential  Series  Fund,  Inc.  - SP  Jennison  International  Growth:  seeks to  provide
                    long-term   growth  of  capital.   The   Portfolio   pursues  its  objective  by  investing  in
                    equity-related  securities of foreign  issuers that the  Sub-advisor  believes will increase in        Prudential
                    value over a period of years.  The  Portfolio  invests  primarily  in the common stock of large     Investments Fund
                    and  medium-sized  foreign  companies.  Under normal  circumstances,  the Portfolio  invests at     Management, LLC/
                    least 65% of its total  assets in common  stock of foreign  companies  operating or based in at   Jennison Associates
                    least five different  countries.  The Portfolio  looks  primarily for stocks of companies whose           LLC
                    earnings are growing at a faster rate than other companies and that have  above-average  actual and  potential  earnings  growth  over  the long  term and  strong  financial  and  operational characteristics.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    Montgomery  Variable Series - Emerging  Markets:  seeks long-term capital  appreciation,  under
                    normal  conditions  by investing at least 65% of its total assets in stocks of companies of any     Montgomery Asset
 EMERGING MARKETS   size based in the world's  developing  economies.  Under  normal  conditions,  investments  are     Management, LLC
                    maintained  in at least six  countries at all times and no more than 35% of total assets in any single one of them.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
Sector funds generally  diversify their  investments  across  particular  economic  sectors or a single  industry.  However,  because those investments  are limited to a  comparatively  narrow  segment of the economy,  the  Portfolios  are generally not as  diversified  as other
Portfolios.  Sector  funds tend to be more  volatile  than other types of funds.  The value of fund shares may go up and down more  rapidly than other funds. Each sector of the economy may also have different  regulatory or other risk factors that can cause greater  fluctuations in the share price.  Each ProFunds VP sector Portfolio will concentrate its investments in a particular  industry or group of industries to approximately  the same extent the applicable Index is so  concentrated.  Please read the prospectus for the Portfolios for further details about the risks of the particular sector of the economy.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST Kinetics  Internet:  seeks long-term  growth of capital.  Under normal  circumstances,  the
                    Portfolio  invests at least 65% of its total assets in common stocks,  convertible  securities, warrants and other equity  securities  having the  characteristics  of common  stocks,  such as
                    American Depositary  Receipts and International  Depositary  Receipts,  of domestic and foreign companies  that are engaged in the  Internet and  Internet-related  activities.  The  Portfolio
      SECTOR        also may make  investments  directly in foreign  companies that are engaged in the Internet and      Kinetics Asset
                    Internet-related  activities and whose equity  securities  trade outside of the U.S.  Portfolio     Management, Inc.
                    securities  will be  selected  by the  Sub-advisor  from  companies  that  are  engaged  in the development of hardware, software and telecommunications  solutions that enable the transaction of business on the Internet by  individuals  and  companies,  as well as  companies  that offer products and services  primarily via the Internet.  The Portfolio seeks to invest in the equity securities  of  companies  whose  research and  development  efforts may result in higher stock values.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    AST T. Rowe Price Natural  Resources:  seeks  long-term  capital growth  primarily  through the common stocks of companies  that own or develop  natural  resources  (such as energy  products, precious  metals,  and forest  products) and other basic  commodities.  The Portfolio  normally
                    invests  primarily (at least 65% of its total assets) in the common stocks of natural  resource      T. Rowe Price
                    companies whose earnings and tangible  assets could benefit from  accelerating  inflation.  The     Associates, Inc.
                    Portfolio looks for companies that have the ability to expand production,  to maintain superior
                    exploration  programs  and  production   facilities,   and  the  potential  to  accumulate  new
                    resources.  At least 50% of Portfolio assets will be invested in U.S. securities,  up to 50% of total assets also may be invested in foreign securities.

      SECTOR
     (Cont.)

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Financial  Services:  seeks  capital  appreciation.  The
                    Portfolio  invests  primarily in the equity  securities of companies  involved in the financial services sector.  These companies include,  among others,  banks (regional and  money-centers),
                    insurance  companies  (life,  property  and  casualty,  and  multiline),   and  investment  and   INVESCO Funds Group,
                    miscellaneous   industries   (asset  managers,   brokerage   firms,  and   government-sponsored           Inc.
                    agencies).  The investment  advisor seeks  companies  which it believes can grow their revenues and  earnings  in a variety of  interest  rate  environments  - although  securities  prices of financial services companies generally are interest rate-sensitive.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds  -  Health  Sciences:  seeks  capital  appreciation.   The
                    Portfolio  invests  primarily in the equity  securities of companies  that develop,  produce or distribute  products or services related to health care. These companies  include,  but are not
                    limited to,  medical  equipment  or  supplies,  pharmaceuticals,  health care  facilities,  and   INVESCO Funds Group,
                    applied research and development of new products or services.  The investment  advisor attempts           Inc.
                    to blend  well-established  healthcare  firms with  faster-growing,  more  dynamic  health care companies, which have new products or are increasing their market share of existing products.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds - Technology:  seeks capital  appreciation.  The Portfolio invests  primarily  in  the  equity  securities  of  companies  engaged  in  technology-related industries.  These include,  but are not limited to,  communications,  computers,  electronics,
                    Internet, IT services and consulting,  oceanography, office and factory automation, networking,   INVESCO Funds Group,
                    applied  technology,  biotechnology,  robotics  and video.  A core  portion of the  Portfolio's           Inc.
                    holdings are invested in  market-leading  technology  companies  which the  investment  advisor
                    believes  will  maintain  or  improve  their  market  share   regardless  of  overall  economic
                    conditions.  The  remainder  of  the  Portfolio's  holdings  consist  of  faster-growing,  more volatile  technology  companies which the investment advisor believes to be emerging leaders in their fields.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    INVESCO  Variable  Investment  Funds -  Telecommunications:  seeks  capital  appreciation.  The
                    Portfolio  invests  primarily in the equity  securities  of  companies  that are engaged in the design,  development,  manufacture,  distribution,  or  sale  of  communications  services  and
                    equipment,  and  companies  that are  involved  in  supplying  equipment  or  services  to such   INVESCO Funds Group,
                    companies.  The  telecommunications  sector includes  companies that offer telephone  services,           Inc.
                    wireless   communications,   satellite   communications,   television  and  movie  programming,
                    broadcasting  and Internet access.  Normally,  the Portfolio will invest primarily in companies located in at least three different  countries,  although U.S.  issuers will often dominate the holdings.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Biotechnology:  seeks  daily  investment  results  that  correspond  to the  daily performance  of the Dow Jones  U.S.  Biotechnology  Index  ("Index").  The Index  measures  the performance  of the  biotechnology  sector of the U.S.  equity  market.  The Portfolio  invests
                    primarily in equity  securities of, or in instruments that provide  exposure to,  biotechnology   ProFund Advisors LLC
                    companies engaged in genetic research,  and/or the marketing and development of recombinant DNA products.  Companies  represented in this sector may include companies that may be newly formed and that have relatively small market capitalizations.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Energy:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Energy Sector Index  ("Index").  The Index measures the  performance of the
                    energy sector of the U.S. equity market.  The Portfolio  invests primarily in equity securities   ProFund Advisors LLC
                    of, or in instruments  that provide  exposure to, energy  companies  engaged in the business of oil equipment and services, oil-major, oil-secondary and pipelines.

      SECTOR
     (Cont.)

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Financial:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Financial Sector Index ("Index").  The Index measures the performance of the financial  economic sector of the U.S. equity market.  The Portfolio  invests  primarily in equity  securities  of,  or  in  instruments  that  provide  exposure  to,  financial  services
                    companies,  including regional banks, major international banks, insurance companies, companies   ProFund Advisors LLC
                    that invest,  directly or indirectly in real estate,  Fannie Mae,  credit card insurers,  check cashing companies,  mortgage lenders,  investment  advisors,  savings and loans, savings banks, thrifts,  building  associations  and  societies,  credit  unions,  securities  broker-dealers, including investment banks and merchant banks, online brokers,  publicly traded stock exchanges and specialty finance companies.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Healthcare:   seeks  daily  investment   results  that  correspond  to  the  daily
                    performance of the Dow Jones U.S.  Healthcare  Sector Index  ("Index").  The Index measures the performance  of the  healthcare  sector  of the  U.S.  equity  market.  The  Portfolio  invests
                    primarily in equity  securities  of, or in  instruments  that provide  exposure to, health care   ProFund Advisors LLC
                    providers,  biotechnology  companies and  manufacturers of medical  supplies,  advanced medical devices and pharmaceuticals.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund  VP  Real  Estate:  seeks  daily  investment  results  that  correspond  to  the  daily performance  of the Dow  Jones  U.S.  Real  Estate  Index  ("Index").  The Index  measures  the performance  of the real  estate  industry  sector of the U.S.  equity  market.  The  Portfolio
                    invests  primarily in equity  securities of, or in instruments  that provide exposure to, hotel   ProFund Advisors LLC
                    and resort  companies  and real estate  investment  trusts  (REITs) that invest in  apartments, office and retail properties.  REITs are passive  investment  vehicles that invest primarily in income-producing real estate or real estate related loans or interests.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Technology:  seeks daily investment results that correspond to the daily performance of the Dow Jones U.S.  Technology  Sector Index  ("Index").  The Index measures the performance of the technology  sector of the U.S. equity market.  The Portfolio invests primarily in equity
                    securities  of,  or in  instruments  that  provide  exposure  to,  companies  involved  in  the   ProFund Advisors LLC
                    development and production of technology  products,  including  computer hardware and software, telecommunications  equipment,  microcomputer  components,  integrated  computer  circuits  and office equipment utilizing technology.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  Telecommunications:  seeks daily  investment  results that  correspond to the daily performance  of the Dow  Jones  U.S.  Telecommunications  Sector  Index  ("Index").  The  Index
                    measures the  performance  of the  telecommunications  sector of the U.S.  equity  market.  The
                    Portfolio  invests  primarily in equity  securities of, or in instruments that provide exposure   ProFund Advisors LLC
                    to,   telecommunications   companies   including   fixed  line   communications   and  wireless
                    communications.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Utilities:  seeks daily investment  results that correspond to the daily performance of the Dow Jones U.S.  Utilities Sector Index ("Index").  The Index measures the performance of
                    the utilities  sector of the U.S.  equity  market.  The Portfolio  invests  primarily in equity   ProFund Advisors LLC
                    securities  of, or in  instruments  that provide  exposure  to,  utility  companies,  including electric utilities, gas utilities and water utilities.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                                                                                                                           PORTFOLIO
      STYLE/                                        INVESTMENT OBJECTIVES/POLICIES                                          ADVISOR/
       TYPE                                                                                                               SUB-ADVISOR
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The First Trust(R)10 Uncommon Values Portfolio of the First Defined  Portfolio Fund LLC invests in the securities of a relatively few number of issuers.  Since the assets of the  Portfolio  are invested in a limited  number of issuers,  the net asset value of the Portfolio may be more susceptible to a single adverse economic,  political or regulatory occurrence.  The Portfolio may also be subject to additional market risk due to its policy of investing  based on an investment  strategy and generally not buying or selling  securities in response to market fluctuations.  The  Portfolio's  relative lack of diversity and limited  ongoing  management may subject Owners to greater market risk than other portfolios.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    First Trust(R)10 Uncommon  Values:  seeks to provide  above-average  capital  appreciation.  The
                    Portfolio  pursues its objective by investing  primarily in the ten common  stocks  selected by
                    the  Investment  Policy  Committee  of  Lehman  Brothers  Inc.  ("Lehman  Brothers")  with  the   First Trust Advisors
                    assistance  of the Research  Department  of Lehman  Brothers  which,  in their opinion have the           L.P.
     STRATEGY       greatest  potential for capital  appreciation  during the next year. The stocks included in the
                    Portfolio  are adjusted  annually on or about July 1st in  accordance  with the  selections  of
                    Lehman Brothers.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
--------------------------------------------------------------------------------------------------------------------------------------------
The ProFund VP Bear,  Bull Plus,  OTC,  UltraOTC and  UltraSmall-Cap  portfolios are available to all Owners.  It is recommended  that only those Owners who engage a financial  advisor to allocate their funds in strategic or tactical asset allocation  strategies  invest in these portfolios. There can be no assurance that any financial advisor will successfully predict market fluctuations.
--------------------------------------------------------------------------------------------------------------------------------------------
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bear:  seeks daily investment  results that correspond to the inverse  (opposite) of the daily  performance  of the S&P 500(R)Index.  The S&P 500(R)Index is  comprised  of  diverse, widely traded,  large capitalization  companies.  If the Portfolio is successful in meeting its
                    objective,  it should  increase in value in direct  proportion  to any decrease in the level of   ProFund Advisors LLC
                    the S&P 500(R)Index.  Conversely,  its value will  decrease in direct  proportion  to any daily increase in the level of the S&P 500(R)Index.

   STRATEGIC OR
     TACTICAL
   ALLOCA-TION

------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP Bull Plus:  seeks daily  investment  results that correspond to one and a half times
                    (150%)  the  daily  performance  of the S&P(R)500  Index.  The S&P 500(R)Index is  comprised  of diverse,  widely  traded,  large  capitalization  companies.  If the Portfolio is successful in
                    meeting its  objective,  it should gain  approximately  one and a half times as much as the S&P   ProFund Advisors LLC
                    500(R)Index  when the  prices of the  securities  in the S&P 500(R)Index rise on a given day and should lose approximately one and a half times as much when such prices decline on a given day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP OTC: seeks daily investment  results that correspond to the daily performance of the
                    NASDAQ  100  Index(TM).  The  NASDAQ 100 Index(TM)is  comprised  primarily  of large  capitalization
                    companies,  most with a technology  or growth  orientation.  If the  Portfolio is successful in   ProFund Advisors LLC
                    meeting its  objective,  it should  increase or decrease in value in direct  proportion  to any increase or decrease in the daily value of the NASDAQ 100 Index(TM).
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP UltraOTC:  seeks daily investment  results that correspond to twice (200%) the daily performance of the NASDAQ 100 Index(TM).  The Portfolio  principally  invests in futures contracts on stock  indexes and options on futures  contracts and  financial  instruments  such as equity
                    caps,  collars,  floors and options on  securities  and stock  indexes of large  capitalization   ProFund Advisors LLC
                    companies.   If  the  Portfolio  is  successful  in  meeting  its  objective,  it  should  gain approximately  twice as much as the growth  oriented  NASDAQ 100 Index(TM)when the prices of the securities in that index rise on a given day and should lose  approximately  twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------
                    ------------------------------------------------------------------------------------------------ -----------------------
                    ProFund VP  UltraSmall-Cap  (f/k/a ProFund VP Small Cap): seeks daily  investment  results that correspond  to twice (200%) the daily  performance  of the Russell  2000(R)Index.  The Portfolio principally  invests in futures contracts on stock indexes and options on futures contracts and
                    financial instruments such as equity caps, collars,  floors and options on securities and stock   ProFund Advisors LLC
                    indexes of  diverse,  widely  traded,  small  capitalization  companies.  If the  Portfolio  is successful in meeting its objective,  it should gain approximately  twice as much as the growth oriented  Russell  2000(R)Index when the prices of the  securities in that index rise on a given day and should lose approximately twice as much when such prices decline on that day.
------------------- ------------------------------------------------------------------------------------------------ -----------------------

"Standard & Poor's(R)," "S&P(R)," "S&P 500(R)," "Standard & Poor's 500," and "500" are trademarks of the McGraw-Hill  Companies,  Inc. and have been licensed for use by American Skandia Investment Services,  Incorporated.  The Portfolio is not sponsored,  endorsed,  sold or promoted by Standard & Poor's and  Standard & Poor's  makes no  representation  regarding  the  advisability  of investing in the
Portfolio.

The First Trust(R)10 Uncommon Values  portfolio is not sponsored or created by Lehman  Brothers,  Inc.  ("Lehman  Brothers").  Lehman
Brothers' only  relationship  to First Trust is the licensing of certain  trademarks  and trade names of Lehman  Brothers and of the
"10 Uncommon  Values" which is  determined,  composed and calculated by Lehman  Brothers  without regard to First Trust or the First
Trust(R)10 Uncommon Values portfolio.

Dow Jones has no  relationship  to the ProFunds VP, other than the  licensing of the Dow Jones sector  indices and its service marks for use in  connection  with the ProFunds VP. The ProFunds VP are not  sponsored,  endorsed,  sold, or promoted by Standard & Poor's or NASDAQ,  and neither  Standard & Poor's nor NASDAQ  makes any  representations  regarding  the  advisability  of investing in the
ProFunds VP.

WHAT ARE THE FIXED INVESTMENT OPTIONS?
We offer fixed  investment  options of  different  durations  during the  accumulation  period.  These  "Fixed  Allocations"  earn a guaranteed  fixed rate of interest for a specified  period of time,  called the "Guarantee  Period." In most states,  we offer Fixed
Allocations  with Guarantee  Periods from 1 to 10 years.  We may also offer special  purpose Fixed  Allocations for use with certain optional  investment  programs.  We guarantee the fixed rate for the entire Guarantee Period.  However,  if you withdraw or transfer
Account Value before the end of the Guarantee  Period,  we will adjust the value of your  withdrawal or transfer based on a formula, called a "Market Value  Adjustment."  The Market Value  Adjustment  can either be positive or negative,  depending on the rates that are currently  being  credited on Fixed  Allocations.  Please refer to the section  entitled  "How does the Market Value  Adjustment
Work?" for a description  of the formula along with examples of how it is  calculated.  You may allocate  Account Value to more than one Fixed Allocation at a time.

Fixed Allocations are currently not available in the state of Maryland, Nevada, Oregon, Utah and Washington.

FEES AND CHARGES

WHAT ARE THE CONTRACT FEES AND CHARGES?
(The Contingent Deferred Sales Charge is often referred to as a "Surrender Charge" or "CDSC".)

Contingent  Deferred  Sales Charge:  We do not deduct a sales charge from Purchase  Payments you make to your Annuity.  However,  we may deduct a Contingent  Deferred  Sales Charge or CDSC if you surrender  your Annuity or when you make a partial  withdrawal.  This
CDSC reimburses us for expenses related to sales and distribution of the Annuity,  including  commissions,  marketing  materials and other  promotional  expenses.  The CDSC is calculated as a percentage of your Purchase Payment being surrendered or withdrawn during the applicable  Annuity Year.  For purposes of  calculating  the CDSC, we consider the year following the Issue Date of your Annuity as Year 1. The amount of the CDSC  decreases  over time,  measured  from the Issue Date of the  Annuity.  The CDSC  percentages  are shown below.

                  ------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ----- ------

                  YEARS                1      2     3      4      5     6      7     8      9     10    11+
                  ------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ----- ------
                  ------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ----- ------

                  CHARGE (%)          9.0    9.0   8.5    8.0    7.0   6.0    5.0   4.0    3.0   2.0    0.0
                  ------------------- ----- ------ ----- ------ ------ ----- ------ ----- ------ ----- ------

The CDSC  period is based on the Issue Date of the  Annuity,  not on the date each  Purchase  Payment  is  applied  to the  Annuity.
Purchase  Payments  applied to the Annuity  after the Issue Date do not have their own CDSC  period.  Under  certain  circumstances, during the first ten (10)  Annuity  Years,  you can  withdraw a limited  amount from your  Annuity  without  paying a CDSC.  This is referred  to as a "Free  Withdrawal."  Free  Withdrawals  are not  treated as a  withdrawal  of Purchase  Payments  for  purposes of calculating  the CDSC on a subsequent  withdrawal or surrender.  The maximum Free  Withdrawal  amount during each of Annuity Years 1 through 10 is 10% of all Purchase  Payments.  Withdrawals of amounts greater than the maximum Free Withdrawal  amount are treated as a  withdrawal  of Purchase  Payments  and will be assessed a CDSC during  Annuity  Years 1 through 10. If,  during  Annuity  Years 1 through 10, all of the Purchase  Payments  withdrawn are subject to a CDSC, then any subsequent  withdrawals  will be withdrawn from any gain in the Annuity,  including  any Credits  applied to Purchase  Payments.  After ten (10)  complete  Annuity  Years,  you can surrender your Annuity or make a partial withdrawal without a CDSC being deducted from the amount being withdrawn.

We may  waive  the CDSC  under  certain  medically-related  circumstances  or when  taking a Minimum  Distribution  from an  Annuity purchased as a "qualified"  investment.  Free Withdrawals,  Medically-Related  Waivers and Minimum  Distributions are each explained more fully in the section entitled "Access to Your Account Value".

Annual  Maintenance Fee: During the accumulation  period we deduct an Annual  Maintenance Fee. The Annual  Maintenance Fee is $35.00
or 2% of your Account Value invested in the variable  investment  options,  whichever is less. This fee will be deducted annually on the  anniversary  of the Issue Date of your Annuity or, if you surrender  your Annuity  during the Annuity Year, the fee is deducted at the time of surrender.  We may increase the Annual  Maintenance  Fee.  However,  any increase will only apply to Annuities issued after the date of the increase.

Optional  Benefits:  If you elect to purchase  either  optional  Death  Benefit,  we will deduct the annual charge from your Account
Value on the anniversary of your Annuity's  Issue Date or, under certain  circumstances  on a date other than the anniversary  date.
The charge is deducted in addition to the Insurance  Charge due to the increased  insurance risk  associated with the optional Death
Benefits.  Under  certain  circumstances,  we may deduct a pro-rata  portion of the annual  charge for the optional  Death  Benefit.
Please refer to the section  entitled  "Death  Benefit" for a description  of the charge for each  Optional  Death  Benefit.  If you elect to purchase the  Guaranteed  Return  Option,  we will deduct the annual charge from your Account Value on the  anniversary  of your Annuity's Issue Date.  Under certain  circumstances,  we may deduct a pro-rata  portion of the annual charge for the Guaranteed
Return Option.  Please refer to the section  entitled  "Managing Your Account Value - Do you offer programs  designed to guarantee a
"return of premium" at a future date?" for a description of the charge for the Guaranteed Return Option.

Transfer  Fee:  Currently,  you may make twenty (20) free  transfers  between  investment  options each Annuity Year. We will charge
$10.00 for each  transfer  after the  twentieth in each Annuity  Year.  We do not consider  transfers  made as part of a dollar cost averaging  program when we count the twenty free  transfers.  Transfers made as part of a rebalancing,  market timing or third party investment  advisory  service will be subject to the  twenty-transfer  limit.  However,  all transfers  made on the same day will be treated as one (1)  transfer.  Renewals or transfers of Account Value from a Fixed  Allocation  at the end of its  Guarantee  Period
are not  subject  to the  Transfer  Fee and are not  counted  toward  the twenty  free  transfers.  We may reduce the number of free transfers  allowable  each  Annuity  Year  (subject to a minimum of eight)  without  charging a Transfer  Fee unless you make use of electronic  means to transmit  your  transfer  requests.  We may  eliminate  the  Transfer  Fee for  transfer  requests  transmitted electronically or through other means that reduce our processing costs.

Tax  Charges:  Several  states and some  municipalities  charge  premium  taxes or similar  taxes.  The amount of tax will vary from jurisdiction  to  jurisdiction  and is subject to change.  The tax charge  currently  ranges up to 3 1/2%. We generally will deduct the amount of tax payable at the time the tax is imposed,  but may also decide to deduct tax charges from each  Purchase  Payment at the time of a withdrawal  or surrender of your Annuity or at the time you elect to begin  receiving  annuity  payments.  We may assess a charge against the Sub-accounts and the Fixed Allocations equal to any taxes which may be imposed upon the separate accounts.

WHAT CHARGES APPLY SOLELY TO THE SUB-ACCOUNTS?

Insurance  Charge:  We deduct an Insurance  Charge daily against the average  assets  allocated to the  Sub-accounts.  The Insurance
Charge is the combination of the Mortality & Expense Risk Charge (0.50%) and the  Administration  Charge  (0.15%).  The total charge is equal to 0.65% on an annual basis.  The Insurance  Charge is intended to compensate  American Skandia for providing the insurance benefits under the Annuity,  including the Annuity's  basic death benefit that provides  guaranteed  benefits to your  beneficiaries even if the market declines and the risk that persons we guarantee  annuity payments to will live longer than our  assumptions.  The charge also covers  administrative  costs  associated with providing the Annuity  benefits,  including  preparation of the contract, confirmation  statements,  annual  account  statements and annual  reports,  legal and  accounting  fees as well as various  related expenses.  Finally,  the charge covers the risk that our  assumptions  about the mortality risks and expenses under this Annuity are incorrect  and that we have agreed not to increase  these  charges over time despite our actual  costs.  We may increase the portion of the total  Insurance  Charge that is deducted as an  Administrative  Charge.  However,  any increase will only apply to Annuities issued after the date of the increase.

American  Skandia may make a profit on the Insurance  Charge if, over time,  the actual cost of providing the  guaranteed  insurance obligations  under the Annuity are less than the amount we deduct for the  Insurance  Charge.  To the extent we make a profit on the
Insurance  Charge,  such profit may be used for any other  corporate  purpose,  including  payment of other  expenses  that American
Skandia  incurs in issuing and  administering  the Annuity and to offset a portion of the costs  associated  with  offering  Credits which are funded through  American  Skandia's  general  account.  The Insurance  Charge is deducted  against your Annuity's  Account
Value,  which  includes the amount of any Credits we apply to your Purchase  Payments and any increases or decreases in your Account
Value based on market  fluctuations  of the  Sub-accounts.  Any profit that American  Skandia may make on the  Insurance  Charge may include a profit on the portion of the Account Value that  represents  Credits  applied to the Annuity,  as well as profits based on market appreciation of the Sub-account values.

The  Insurance  Charge is not deducted  against  assets  allocated  to a Fixed  Allocation.  However,  the amount we credit to Fixed
Allocations may also reflect similar assumptions about the insurance guarantees provided to Contract Owners under the Annuity.

Distribution  Charge:  We deduct a  Distribution  Charge  daily  against the  average  assets  allocated  to the  Sub-accounts.  The
Distribution  Charge is equal to 1.00% on an annual  basis in Annuity  Years 1 through  10.  After the end of the first ten  Annuity
Years, the 1.00% charge for  distribution  will no longer be assessed.  The  Distribution  Charge is intended to compensate us for a portion of our acquisition  expenses under the Annuity,  including  promotion and  distribution of the Annuity and costs  associated with offering  Credits which are funded through American  Skandia's  general  account.  The Distribution  Charge is deducted against your  Annuity's  Account  Value,  which  includes the amount of any Credits we apply to your Purchase  Payments and any increases or decreases in your Account Value based on market  fluctuations of the  Sub-accounts.  A portion of the proceeds that American Skandia receives  from the  Distribution  Charge may include  amounts  based on the Account  Value that  represents  Credits  applied to the
Annuity, as well as amounts based on market appreciation of the Sub-account values.

At the end of the 10th  Annuity  year,  we will  process a  transaction  where the  number of units  attributed  to your  Annuity is decreased and the unit value of each unit of the  Sub-accounts  in which the Owner was invested is increased.  The adjustment in the number of units and unit  values  will not affect the  Owner's  Account  Value.  Beginning  on that date,  your  Account  Value will fluctuate based on the change in the value of the units that only reflect the Insurance Charge.

WHAT CHARGES ARE ASSESSED BY THE PORTFOLIOS?
We do not assess any charges directly  against the Portfolios.  However,  each Portfolio  charges a total annual fee comprised of an investment  management  fee,  operating  expenses  and any  distribution  and service  (12b-1)  fees that may apply.  These fees are deducted  daily by each  Portfolio  before it provides  American  Skandia with the net asset value as of the close of business  each day.  More  detailed  information  about fees and  charges  can be found in the  prospectuses  for the  Portfolios.  Please also see
"Service Fees Payable by Underlying Funds".

WHAT CHARGES APPLY TO THE FIXED ALLOCATIONS?
No specific fee or expenses are deducted when determining the rate we credit to a Fixed  Allocation.  However,  for some of the same reasons that we deduct the Insurance  Charge against Account Value allocated to the  Sub-accounts,  we also take into  consideration mortality,  expense,  administration,  profit and other factors in determining  the interest  rates we credit to Fixed  Allocations.
Any CDSC or Tax Charge applies to amounts that are taken from the variable  investment  options or the Fixed  Allocations.  A Market
Value Adjustment may also apply to transfers, certain withdrawals, surrender or annuitization from a Fixed Allocation.

WHAT CHARGES APPLY IF I CHOOSE AN ANNUITY PAYOUT?
In certain states a tax is due if and when you exercise your right to receive  periodic  annuity  payments.  The amount payable will depend on the applicable  jurisdiction  and on the annuity  payment  option you select.  If you select a fixed payment  option,  the amount of each fixed payment will depend on the Account  Value of your Annuity when you elected to  annuitize.  There is no specific charge  deducted  from these  payments;  however,  the amount of each  annuity  payment  reflects  assumptions  about our  insurance expenses.  If you select a variable  payment option that we may offer,  then the amount of your benefits will reflect changes in the value of your Annuity and will continue to be subject to an insurance charge.

EXCEPTIONS/REDUCTIONS TO FEES AND CHARGES
We may reduce or eliminate  certain  fees and charges or alter the manner in which the  particular  fee or charge is  deducted.  For example,  we may  reduce  the  amount of the CDSC or the length of time it  applies,  reduce or  eliminate  the amount of the Annual
Maintenance Fee or reduce the portion of the Insurance Charge for administrative  costs.  Generally,  these types of changes will be based on a reduction to our sales,  maintenance or  administrative  expenses due to the nature of the individual or group purchasing the Annuity.  Some of the factors we might  consider in making such a decision  are: (a) the size and type of group;  (b) the number of Annuities  purchased by an Owner; (c) the amount of Purchase Payments or likelihood of additional  Purchase Payments;  and/or (d)
other  transactions  where  sales,  maintenance  or  administrative  expenses  are likely to be  reduced.  We will not  discriminate unfairly  between  Annuity  purchasers if and when we reduce the portion of the Insurance  Charge  attributed to the charge covering administrative costs.

PURCHASING YOUR ANNUITY

WHAT ARE OUR REQUIREMENTS FOR PURCHASING THE ANNUITY?

Initial  Purchase  Payment:  You must make a minimum initial Purchase  Payment of $10,000.  However,  if you decide to make payments under a systematic  investment or "bank drafting"  program,  we will accept a lower initial Purchase  Payment provided that,  within the first Annuity Year, you make at least $10,000 in total Purchase Payments.

Where allowed by law,  initial  Purchase  Payments in excess of $1,000,000  require our approval prior to  acceptance.  We may apply certain limitations and/or  restrictions on the Annuity as a condition of our acceptance,  including limiting the liquidity features or the Death Benefit protection provided under the Annuity,  limiting the right to make additional  Purchase Payments,  changing the number of transfers  allowable under the Annuity or restricting  the  Sub-accounts  that are available to the Contract owner.  Other limitations and/or restrictions may apply.

Except as noted below,  Purchase  Payments  must be submitted by check drawn on a U.S.  bank, in U.S.  dollars,  and made payable to
American  Skandia.  Purchase  Payments  may also be  submitted  via 1035  exchange  or  direct  transfer  of  funds.  Under  certain circumstances,  Purchase  Payments may be transmitted to American  Skandia via wiring funds through your  investment  professional's broker-dealer  firm.  Our acceptance of a check is subject to our ability to collect funds.  Additional  Purchase  Payments may also
                                                                                             ----------
be applied to your Annuity under an  arrangement  called "bank  drafting"  where you authorize us to deduct money directly from your bank account.  We may reject any payment if it is received in an unacceptable form.

Age  Restrictions:  The Owner must be age 75 or under as of the Issue Date of the  Annuity.  If the  Annuity is owned  jointly,  the oldest of the Owners must be age 75 or under on the Issue  Date.  If the Annuity is owned by an entity,  the  Annuitant  must be age
75 or under as of the Issue Date.  You should  consider  your need to access the value in your  contract  and whether the  Annuity's liquidity  features  will satisfy that need.  If you take a  distribution  prior to age 591/2, you may be subject to a 10% penalty in addition to ordinary  income  taxes on any gain.  The  availability  of certain  optional  benefits may vary based on the age of the
Owner on the Issue Date of the Annuity.

Special Considerations for Purchasers of Bonus or Credit Products
X        This Annuity features an annual Insurance  Charge of 0.65% and an annual  Distribution  Charge of 1.00%. We only deduct the
     Distribution  Charge during the first 10 years  following the effective  date of your Annuity.  During the first 10 years,  the total asset-based charges on this Annuity are higher than many of our other annuities,  including other annuities we offer that apply  credits  to  purchase  payments.  After  the 10th  year,  we only  deduct  the  Insurance  Charge,  making  the  Annuity substantially less expensive than most of our other annuities.
X        Unlike many other  annuities,  the  contingent  deferred sales charge (CDSC) that may apply to a withdrawal or surrender of your Annuity is based on the number of years since the effective  date of your Annuity.  We do not assess a separate CDSC based on the date that each  purchase  payment is applied.  The CDSC on this Annuity is higher and is deducted for a longer period of time as compared to our other  annuities.  As with any investment  product that features a CDSC, you should  consider your need to access your account  value during the CDSC period and whether the  liquidity  provision  under the Annuity will satisfy that need. The CDSC is only deducted if you make a withdrawal  that exceeds the free  withdrawal  amount or choose to surrender your
     Annuity.  If you make a withdrawal or surrender  your Annuity which is subject to a CDSC, we do not take back the XTra CreditSM amount.
X        The XTra  CreditSM  amount is included in your account  value.  However,  American  Skandia may take back the original XTra
     CreditSM amount applied to your purchase  payment if you die, or elect to withdraw all or a portion of your account value under the  medically-related  surrender provision,  within 12 months of having received an XTra CreditSM amount. In either situation, the value of the XTra  CreditSM  amount could be  substantially  reduced.  However,  any  investment  gain on the XTra CreditSM amount will not be taken back.  Additional  conditions and  restrictions  apply. We do not deduct a CDSC in any situation where we take back the XTra CreditSM amount.
X        We offer other  annuities  where we apply an XTra  CreditSM to your annuity with each purchase  payment you make.  The XTra
     CreditSM  amount  we apply to  purchase  payments  on those  annuities  is  generally  less  than on this  Annuity.  The  total asset-based  charges on those  annuities  are lower during the first 10 years but are higher than this  Annuity  after the 10th year.  The CDSC is also lower and is  deducted  for a shorter  period of time than on this  Annuity;  however the CDSC on those annuities applies separately to each purchase payment.

Owner, Annuitant and Beneficiary Designations: On your Application, we will ask you to name the Owner(s), Annuitant and one or more Beneficiaries for your Annuity.

|X|      Owner:  The  Owner(s)  holds all rights  under the  Annuity.  You may name more than one Owner in which case all  ownership
         -----
       rights are held  jointly.  However,  this  Annuity does not provide a right of  survivorship.  Refer to the Glossary of Terms for a complete description of the term "Owner."
|X|      Annuitant:  The  Annuitant is the person we agree to make annuity  payments to and upon whose life we continue to make such
         ---------
       payments.  You must name an Annuitant who is a natural  person.  We do not accept a designation  of joint  Annuitants  during the accumulation  period. Where allowed by law, you may name one or more Contingent  Annuitants.  A Contingent Annuitant will become the Annuitant if the Annuitant  dies before the Annuity Date.  Please refer to the discussion of  "Considerations  for
       Contingent Annuitants" in the Tax Considerations section of the Prospectus.
|X|      Beneficiary:  The  Beneficiary  is the  person(s) or entity you name to receive the death  benefit.  If no  beneficiary  is
         -----------
       named the death benefit will be paid to you or your estate.

Your right to make  certain  designations  may be limited if your  Annuity is to be used as an IRA or other  "qualified"  investment that is given  beneficial  tax treatment  under the Code.  You should seek  competent tax advice on the income,  estate and gift tax implications of your designations.

MANAGING YOUR ANNUITY

MAY I CHANGE THE OWNER, ANNUITANT AND BENEFICIARY DESIGNATIONS?
You may change the Owner,  Annuitant and  Beneficiary  designations  by sending us a request in writing.  Where allowed by law, such changes will be subject to our acceptance.  Some of the changes we will not accept include, but are not limited to:
|X|      a new  Owner  subsequent  to  the  death  of the  Owner  or  the  first  of  any  joint  Owners  to  die,  except  where  a spouse-Beneficiary has become the Owner as a result of an Owner's death;
|X|      a new Annuitant subsequent to the Annuity Date;
|X|      for "non-qualified" investments, a new Annuitant prior to the Annuity Date if the Annuity is owned by an entity; and
|X|      a change in Beneficiary if the Owner had previously made the designation irrevocable.

Spousal Owners/Spousal Beneficiaries
If an Annuity is co-owned by spouses,  we will assume that the sole primary  Beneficiary is the surviving spouse unless you elect an alternative  Beneficiary  designation.  Unless you elect an alternative  Beneficiary  designation,  upon the death of either spousal
Owner,  the surviving  spouse may elect to assume  ownership of the Annuity instead of taking the Death Benefit  payment.  The Death
Benefit  that would have been  payable  will be the new  Account  Value of the  Annuity as of the date of due proof of death and any required  proof of a spousal  relationship.  As of the date the  assumption  is effective,  the  surviving  spouse will have all the rights and  benefits  that would be  available  under the Annuity to a new  purchaser  of the same  attained  age.  For  purposes of determining  any future Death Benefit for the  surviving  spouse,  the new Account Value will be considered as the initial  Purchase
Payment.  No CDSC will apply to the new  Account  Value.  However,  any  additional  Purchase  Payments  applied  after the date the assumption is effective will be subject to all provisions of the Annuity, including the CDSC based on original Issue Date.

Spousal Contingent Annuitant
If the Annuity is owned by an entity and the surviving spouse is named as a Contingent  Annuitant,  upon the death of the Annuitant, the  surviving  spouse  will  become the  Annuitant.  No Death  Benefit is payable  upon the death of the  Annuitant.  However,  the
Account  Value  of the  Annuity  as of the  date of due  proof of death of the  Annuitant  (and any  required  proof of the  spousal relationship) will reflect the amount that would have been payable had a Death Benefit been paid.

MAY I RETURN THE ANNUITY IF I CHANGE MY MIND?
(The right to return the Annuity is often referred to as the "free-look" right or "right to cancel.")

If after  purchasing  your Annuity you change your mind and decide that you do not want it, you may return it to us within a certain period of time known as a right to cancel  period.  Depending on the state in which you purchased  your Annuity and, in some states, if you purchased  the Annuity as a replacement  for a prior  contract,  the right to cancel period may be ten (10) days,  twenty-one
(21) days or longer,  measured  from the time that you  received  your  Annuity.  If you return your Annuity  during the  applicable period,  we will  refund  your  current  Account  Value plus any tax charge  deducted.  This amount may be higher or lower than your original  Purchase  Payment.  Where  required  by law,  we will  return your  current  Account  Value or the amount of your  initial
Purchase  Payment,  whichever  is greater.  The same rules may apply to an Annuity  that is  purchased  as an IRA. In any  situation where we are required to return the greater of your  Purchase  Payment or Account  Value,  we may allocate your Account Value to the
AST Money  Market  Sub-account  during  the right to  cancel  period  and for a  reasonable  additional  amount of time to allow for delivery of your  Annuity.  If you return your  Annuity,  we will not return any  Credits we applied to your  Annuity  based on your
                                                                                                                               -
Purchase Payments.

MAY I MAKE ADDITIONAL PURCHASE PAYMENTS?
The  minimum  amount  that we accept as an  additional  Purchase  Payment  is $100  unless you  participate  in  American  Skandia's
Systematic  Investment Plan or a periodic  purchase  payment  program.  We will allocate any additional  Purchase  Payments you make according to your most recent  allocation  instructions,  unless you request new allocations when you submit a new Purchase Payment.
Additional Purchase Payments may be paid at any time before the Annuity Date.

MAY I MAKE SCHEDULED PAYMENTS DIRECTLY FROM MY BANK ACCOUNT?
You can make  additional  Purchase  Payments to your Annuity by  authorizing  us to deduct money directly from your bank account and
              ----------
applying it to your  Annuity.  This type of program is often called "bank  drafting".  We call our bank drafting  program  "American
Skandia's  Systematic  Investment  Plan."  Purchase  Payments  made  through  bank  drafting  may only be  allocated to the variable investment  options when applied.  Bank drafting allows you to invest in an Annuity with a lower initial Purchase  Payment,  as long as you  authorize  payments that will equal at least  $10,000  during the first 12 months of your Annuity.  We may suspend or cancel bank  drafting  privileges if  sufficient  funds are not available  from the  applicable  financial  institution  on any date that a transaction is scheduled to occur.

MAY I MAKE PURCHASE PAYMENTS THROUGH A SALARY REDUCTION PROGRAM?
These types of programs are only available with certain types of qualified  investments.  If your employer  sponsors such a program, we may agree to accept periodic  Purchase  Payments through a salary  reduction  program as long as the allocations are made only to variable investment options and the periodic Purchase Payments received in the first year total at least $10,000.

MANAGING YOUR ACCOUNT VALUE

HOW AND WHEN ARE PURCHASE PAYMENTS INVESTED?
(See "Valuing Your Investment" for a description of our procedure for pricing initial and subsequent Purchase Payments.)

Initial Purchase  Payment:  Once we accept your  application,  we invest your net Purchase Payment in the Annuity.  The net Purchase
Payment is your initial  Purchase  Payment minus any tax charges that may apply.  On your  application we ask you to provide us with instructions  for  allocating  your Account  Value.  You can allocate  Account Value to one or more variable  investment  options or
Fixed Allocations.

In those  states  where we are  required  to return your  Purchase  Payment if you  exercise  your right to return the  Annuity,  we initially  allocate  all  amounts  that  you  choose  to  allocate  to the  variable  investment  options  to the AST  Money  Market
Sub-account.  At the end of the  right to cancel  period  we will  reallocate  your  Account  Value  according  to your most  recent allocation  instructions.  Where permitted by law, we will allocate your Purchase Payments  according to your initial  instructions, without  temporarily  allocating  to the AST Money Market  Sub-account.  To do this,  we will ask that you execute our form called a
"return  waiver" that authorizes us to allocate your Purchase  Payment to your chosen  Sub-accounts  immediately.  If you submit the
"return  waiver" and then decide to return your Annuity  during the right to cancel  period,  you will receive your current  Account
Value,  minus the  amount of any  Credits,  which may be more or less than your  initial  Purchase  Payment  (see "May I Return  the
Annuity if I Change my Mind?").

Subsequent  Purchase  Payments:  We will allocate any additional  Purchase  Payments you make  according to your current  allocation instructions.  If any rebalancing or asset  allocation  programs are in effect,  the allocation  should conform with such a program.
We assume that your current  allocation  instructions  are valid for subsequent  Purchase  Payments until you make a change to those allocations or request new allocations when you submit a new Purchase Payment.

HOW DO I RECEIVE CREDITS?

We apply a "Credit" to your  Annuity's  Account Value each time you make a Purchase  Payment during the first six (6) Annuity Years.
The amount of the Credit is payable  from our general  account.  The amount of the Credit  depends on the Annuity  Year in which the
Purchase Payment(s) is made, according to the table below:

                                   --------------------- ----------------------------------
                                       Annuity Year                   Credit
                                   --------------------- ----------------------------------
                                   --------------------- ----------------------------------
                                            1                          6.00%
                                            2                          5.00%
                                            3                          4.00%
                                            4                          3.00%
                                            5                          2.00%
                                            6                          1.00%
                                            7+                         0.00%
                                   --------------------- ----------------------------------

Credits Applied to Purchase Payments for Designated Class of Annuity Owner
Where  allowed by state law, on Annuities  owned by a member of the class defined  below,  the table of Credits we apply to Purchase
Payments is deleted.  The Credit  applied to all Purchase  Payments on such  Annuities  will be as follows based on the Annuity Year in which the Purchase  Payment was made:  Year 1 - 9.0%;  Year 2 - 9.0%; Year 3 - 8.5%; Year 4 - 8.0%; Year 5 - 7.0%; Year 6 - 6.0%;
Year 7 - 5.0%; Year 8 - 4.0%; Year 9 - 3.0%; Year 10 - 2%; Year 11+ - 0.0%.

The  designated  class of Annuity  Owners  includes:  (a) any parent  company,  affiliate  or  subsidiary  of ours;  (b) an officer, director,  employee,  retiree, sales representative,  or in the case of an affiliated  broker-dealer,  registered  representative of such  company;  (c) a  director,  officer or trustee of any  underlying  mutual  fund;  (d) a  director,  officer or employee of any investment manager,  sub-advisor,  transfer agent, custodian,  auditing, legal or administrative services provider that is providing investment management,  advisory,  transfer agency,  custodianship,  auditing, legal and/or administrative services to an underlying mutual fund or any affiliate of such firm; (e) a director,  officer,  employee or registered  representative  of a broker-dealer  or insurance  agency that has a then current selling  agreement with us and/or with American  Skandia  Marketing,  Incorporated;  (f) a director,  officer,  employee or authorized representative of any firm providing us or our affiliates with regular legal, actuarial, auditing, underwriting,  claims, administrative,  computer support, marketing, office or other services; (g) the then current spouse of any such person noted in (b) through (f),  above;  (h) the parents of any such person  noted in (b) through (g),  above;  (i) the child(ren)  or other legal  dependent  under the age of 21 of any such person  noted in (b) through (h); and (j) the siblings of any such persons noted in (b) through (h) above.

All other terms and conditions of the Annuity apply to Owners in the designated class.

You must  notify us at the time you apply for an  Annuity  if you are a member of the  designated  class.  American  Skandia  is not responsible  for  monitoring  whether you qualify as a member of the  designated  class.  Failure to inform us that you qualify as a member of the designated class may result in your Annuity receiving fewer Credits than would otherwise be applied to your Annuity.

HOW ARE CREDITS APPLIED TO MY ACCOUNT VALUE?
Each Credit is allocated to your Account  Value at the time the  Purchase  Payment is applied to your Account  Value.  The amount of the Credit is allocated to the investment options in the same ratio as the applicable Purchase Payment is applied.

Examples of Applying Credits

Initial Purchase Payment
Assume you make an initial  Purchase  Payment of $10,000.  We would apply a 6.0% Credit to your  Purchase  Payment and  allocate the amount of the Credit ($600 = $10,000 X .06) to your Account Value in the proportion that your Account Value is allocated.

Additional Purchase Payment in Annuity Year 2
Assume that you make an additional  Purchase  Payment of $5,000.  We would apply a 5.0% Credit to your Purchase Payment and allocate the amount of the Credit ($250 = $5,000 X .05) to your Account Value.

Additional Purchase Payment in Annuity Year 6
Assume  that you make an  additional  Purchase  Payment of  $15,000.  We would  apply a 1.0%  Credit to your  Purchase  Payment  and allocate the amount of the Credit ($150 = $15,000 X .01) to your Account Value.

====================================================================================================================================
The amount of any Credits applied to your Account Value can be recovered by American Skandia under certain circumstances:

|X|      any Credits  applied to your Account Value on Purchase  Payments made within the 12 months before the date of death will be recovered.

|X|      the amount  available  under the  medically-related  surrender  portion of the  Annuity  will not include the amount of any
     Credits  payable  on  Purchase  Payments  made  within  12 months  of the date the  Annuitant  first  became  eligible  for the medically-related surrender.

|X|      if you elect to "free-look" your Annuity, the amount returned to you will not include the amount of any Credits.

====================================================================================================================================
The value of the XTra CreditSM  amount will be  substantially  reduced if American  Skandia  recovers the XTra CreditSM amount under these  circumstances.  However,  any investment  gain on the XTra CreditSM amount will not be taken back. We do not deduct a CDSC in any situation where we recover the XTra CreditSM amount.  During the first 10 Annuity Years, the total  asset-based  charges on this
Annuity  (including the Insurance Charge and the Distribution  Charge) are higher than many of our other annuities,  including other annuities we offer that apply  credits to purchase  payments.  After the 10th year,  only the Insurance  Charge is deducted,  making the Annuity substantially less expensive than most of our other annuities.
====================================================================================================================================

Examples of Recovering Credits
The following are  hypothetical  examples of how Credits could be recovered by American  Skandia.  These examples do not cover every potential situation.

Recovery from payment of Death Benefits
1.       Assume you purchase your Annuity with an initial  Purchase Payment of $50,000.  You make an additional  Purchase of $10,000 in the 6th month after the Issue Date.  Both of the Purchase  Payments  received a 6.0% Credit,  for a total of $3,600.  If the
     Death Benefit  becomes  payable in the 9th month after the Issue Date,  the amount of the Death Benefit would be reduced by the entire amount of the prior Credits ($3,600).
2.       Assume you purchase your Annuity with an initial  Purchase Payment of $50,000.  You make an additional  Purchase of $10,000 in the 6th month after the Issue Date. Both of the Purchase  Payments  received a 6.0% Credit,  for a total of $3,600. If death occurs in the 16th month  after the Issue  Date,  the amount of the Death  Benefit  would be reduced  but only in the amount of those Credits applied within the previous  12-months.  Since the initial  Purchase  Payment (and the Credits that were applied)
     occurred  more than  12-months  before the date of death,  the Death  Benefit would not be reduced by the amount of the Credits applied to the initial Purchase  Payment.  However,  the $10,000  additional  Purchase Payment was made within 12-months of the date of death.  Therefore,  the  amount of the Death  Benefit  would be reduced  by the  amount of the  Credits  payable on the additional Purchase Payment ($600).
3.       NOTE: If the Death Benefit would  otherwise  have been equal to the Purchase  Payments minus any  proportional  withdrawals due to poor  investment  performance,  we will not reduce the amount of the Death Benefit by the amount of the Credits as shown in Example 2 above.

Recovery from Medically-Related Surrenders
1.       Assume you purchase your Annuity with an initial  Purchase  Payment of $50,000.  You receive a Credit of $3,000  ($50,000 X
     .06).  The  Annuitant  is  diagnosed  as  terminally  ill in the 6th month  after the Issue Date and we grant  your  request to surrender your Annuity under the medically-related  surrender provision.  Assuming the Credits were applied within 12-months of the date of  diagnosis  of the  terminal  illness,  the  amount  that would be payable  under the  medically-related  surrender provision would be reduced by the entire amount of the Credits ($3,000).
2.       Assume you purchase your Annuity with an initial  Purchase Payment of $50,000.  You make an additional  Purchase of $10,000 in the 6th month after the Issue  Date.  Both of the  Purchase  Payments  received a 6.0%  Credit,  for a total of $3,600.  The
     Annuitant  is diagnosed as  terminally  ill in the 16th month after the Issue Date and we grant your request to surrender  your
     Annuity  under the  medically-related  surrender  provision.  Since the initial  Purchase  Payment  (and the Credits  that were applied)  occurred  more than  12-months  before the  diagnosis,  the amount that would be payable  upon the  medically-related surrender  provision would not be reduced by the amount of the Credits applied to the initial Purchase  Payment.  However,  the
     $10,000  additional  Purchase  Payment was made within 12-months of the date of diagnosis.  Therefore,  the amount of the Death
     Benefit would be reduced by the amount of the Credits payable on the additional Purchase Payment ($600).

General Information about Credits
|X|      We do not consider Credits to be "investment in the contract" for income tax purposes.
|X|      You may not withdraw the amount of any Credits under the Free  Withdrawal  provision.  The Free  Withdrawal  provision only applies to withdrawals of Purchase Payments.
ARE THERE RESTRICTIONS OR CHARGES ON TRANSFERS BETWEEN INVESTMENT OPTIONS?
During the accumulation  period you may transfer  Account Value between  investment  options.  Transfers are not subject to taxation on any gain.  We  currently  limit the number of  Sub-accounts  you can invest in at any one time to twenty (20).  However,  you can invest in an unlimited  number of Fixed  Allocations.  We may require a minimum of $500 in each  Sub-account  you  allocate  Account
Value to at the time of any  allocation  or transfer.  If you request a transfer  and, as a result of the  transfer,  there would be less than $500 in the Sub-account,  we may transfer the remaining  Account Value in the Sub-account pro rata to the other investment options to which you transferred.

We may  impose  specific  restrictions  on  financial  transactions  for  certain  Portfolios  based on the  Portfolio's  investment restrictions.  Currently,  any purchase,  redemption or transfer  involving the ProFunds VP  Sub-accounts  must be received by us no later than one hour prior to any announced closing of the applicable  securities exchange (generally,  3:00 p.m. Eastern time) to be processed on the current  Valuation  Day. The "cut-off"  time for such  financial  transactions  involving a ProFunds VP Sub-account will be  extended  to1/2hour  prior to any  announced  closing  (generally,  3:30  p.m.  Eastern  time) for  transactions  submitted electronically through American Skandia's Internet website (www.americanskandia.com).

Currently,  we charge $10.00 for each transfer after the twentieth (20th) in each Annuity Year,  including transfers made as part of any rebalancing,  market timing,  asset allocation or similar program which you have authorized.  Transfers made as part of a dollar cost  averaging  program do not count toward the twenty free  transfer  limit.  Renewals or transfers of Account  Value from a Fixed
Allocation at the end of its Guarantee  Period are not subject to the transfer  charge.  We may reduce the number of free  transfers allowable  each  Annuity Year  (subject to a minimum of eight)  without  charging a Transfer  Fee unless you make use of  electronic means to transmit your transfer  requests.  We may eliminate the Transfer Fee for transfer  requests  transmitted  electronically or through other means that reduce our processing costs.

We reserve the right to limit the number of  transfers  in any Annuity  Year for all  existing  or new Owners.  We also  reserve the right to limit the number of  transfers in any Annuity  Year or to refuse any  transfer  request for an Owner or certain  Owners if:
(a) we believe that excessive  trading or a specific  transfer request or group of transfer  requests may have a detrimental  effect on Unit Values or the share prices of the  Portfolios;  or (b) we are informed by one or more of the Portfolios that the purchase or redemption  of shares must be  restricted  because of  excessive  trading or a specific  transfer or group of transfers is deemed to have a detrimental  effect on the share prices of affected  Portfolios.  Without  limiting the above, the most likely scenario where either of the above could occur would be if the aggregate  amount of a trade or trades  represented a relatively large proportion of the total assets of a particular  Portfolio.  Under such a circumstance,  we will process  transfers  according to our rules then in effect and provide  notice if the  transfer  request was denied.  If a transfer  request is denied,  a new  transfer  request may be required.

DO YOU OFFER DOLLAR COST AVERAGING?
Yes. We offer Dollar Cost Averaging during the accumulation  period.  Dollar Cost Averaging  allows you to  systematically  transfer an amount  each month from one  investment  option to one or more other  investment  options.  You can choose to  transfer  earnings only,  principal  plus  earnings  or a flat  dollar  amount.  Dollar  Cost  Averaging  allows you to invest  regularly  each  month, regardless  of the current unit value (or price) of the  Sub-account(s)  you invest in. This enables you to purchase more units when the market  price is low and fewer  units  when the market  price is high.  This may  result in a lower  average  cost of units over time.  However,  there is no guarantee that Dollar Cost  Averaging will result in a profit or protect  against a loss in a declining market.  We do not deduct a charge for participating in a Dollar Cost Averaging program.

You must have a minimum Account Value of at least $10,000 to enroll in a Dollar Cost Averaging program.

You can Dollar Cost Average from variable  investment  options or Fixed  Allocations.  Dollar Cost Averaging from Fixed  Allocations is subject to a number of rules that include, but are not limited to the following:
|X|      You may only use Fixed Allocations with Guarantee Periods of 1, 2 or 3 years.
|X|      You may only Dollar Cost Average  earnings or principal  plus  earnings.  If  transferring  principal  plus  earnings,  the program must be designed to last the entire Guarantee Period for the Fixed Allocation.
|X|      Dollar Cost Averaging transfers from Fixed Allocations are not subject to a Market Value Adjustment.

NOTE:  When a Dollar Cost Averaging  program is established  from a Fixed  Allocation,  the fixed rate of interest we credit to your
Account  Value is applied to a declining  balance due to the  transfers of Account  Value to the  Sub-accounts  during the Guarantee
Period.  This will reduce the effective rate of return on the Fixed Allocation over the Guarantee Period.

DO YOU OFFER ANY AUTOMATIC REBALANCING PROGRAMS?
Yes. During the accumulation  period,  we offer automatic  rebalancing  among the variable  investment  options you choose.  You can choose to have your Account  Value  rebalanced  quarterly,  semi-annually,  or annually.  On the  appropriate  date,  your  variable investment  options are  rebalanced  to the  allocation  percentages  you request.  For example,  over time the  performance  of the variable  investment  options will differ,  causing your percentage  allocations to shift. With automatic  rebalancing,  we transfer the appropriate amount from the "overweighted"  Sub-accounts to the  "underweighted"  Sub-accounts to return your allocations to the percentages  you request.  If you request a transfer  from or into any variable  investment  option  participating  in the automatic rebalancing  program,  we will assume that you wish to change your rebalancing  percentages as well, and will  automatically  adjust the rebalancing percentages in accordance with the transfer unless we receive alternate instructions from you.

You must have a minimum  Account Value of at least $10,000 to enroll in automatic  rebalancing.  All  rebalancing  transfers made on the same day as part of an automatic  rebalancing  program are considered as one transfer when counting the number of transfers each year toward the maximum number of free transfers.  We do not deduct a charge for participating in an automatic rebalancing program.

DO YOU OFFER PROGRAMS DESIGNED TO GUARANTEE A "RETURN OF PREMIUM" AT A FUTURE DATE?
Yes. We offer two different  programs for investors who wish to invest in the variable  investment  options but also wish to protect their  principal,  at least as of a specific date in the future.  You may not want to use either of these  programs if you expect to begin taking annuity payments before the program would be completed.

Balanced Investment Program
We offer a balanced  investment  program where a portion of your Account Value is allocated to a Fixed  Allocation and the remaining
Account  Value is  allocated  to the  variable  investment  options  that you  select.  When you enroll in the  Balanced  Investment program,  you choose the duration that you wish the program to last.  This  determines the duration of the Guarantee  Period for the
Fixed  Allocation.  Based on the fixed rate for the  Guarantee  Period  chosen,  we calculate the portion of your Account Value that must be allocated to the Fixed  Allocation to grow to a specific  "principal  amount" (such as your initial  Purchase  Payment).  We determine  the amount based on the rates then in effect for the Guarantee  Period you choose.  If you continue the program until the end of the Guarantee  Period and make no withdrawals or transfers,  at the end of the Guarantee  Period,  the Fixed  Allocation will have grown to equal the  "principal  amount".  Withdrawals or transfers  from the Fixed  Allocation  before the end of the Guarantee
Period will  terminate the program and may be subject to a Market Value  Adjustment.  You can transfer the Account Value that is not allocated to the Fixed  Allocation  between any of the Sub-accounts  available under the Annuity.  Account Value you allocate to the variable  investment options is subject to market  fluctuations and may increase or decrease in value. We do not deduct a charge for participating in the Balanced Investment Program.

         Example
         Assume  you invest  $100,000.  You  choose a 10-year  program  and  allocate  a portion  of your  Account  Value to a Fixed
         Allocation  with a 10-year  Guarantee  Period.  The rate for the  10-year  Guarantee  Period is 5.33%*.  Based on the fixed interest rate for the Guarantee  Period chosen,  the factor is 0.594948 for determining how much of your Account Value will be  allocated  to the Fixed  Allocation.  That  means  that  $59,495  will be  allocated  to the Fixed  Allocation  and the remaining  Account Value  ($41,505)  will be allocated to the variable  investment  options.  Assuming that you do not make any  withdrawals  from the Fixed  Allocation,  it will grow to $100,000 at the end of the  Guarantee  Period.  Of course we cannot predict the value of the remaining Account Value that was allocated to the variable investment options.

*        The rate in this example is hypothetical and may not reflect the current rate for Guarantee Periods of this duration.

Guaranteed Return OptionSM
We also offer a seven-year  program  where we monitor your Account Value daily and  systematically  transfer  amounts  between Fixed
Allocations and the variable  investment  options you choose.  American Skandia guarantees that at the end of the seventh (7th) year from  commencement  of the program,  you will  receive no less than the  original  amount  invested  (such as your initial  Purchase
Payment).  Account Value is only transferred to and maintained in Fixed  Allocations to the extent we, in our sole discretion,  deem
                            ----
it is necessary to support our guarantee  under the program.  This differs from the Balanced  Investment  program where a set amount is allocated to a Fixed  Allocation  regardless of the  performance  of the  underlying  Sub-accounts.  With the  Guaranteed  Return
Option,  your Annuity is able to participate in the upside potential of the Sub-accounts  while only  transferring  amounts to Fixed
Allocations  to  protect  against  significant  market  downturns.   NOTE:  If  a  significant  amount  of  your  Account  Value  is systematically  transferred to Fixed  Allocations  during prolonged  market declines,  less of your Account Value may be immediately available to participate in the upside potential of the Sub-accounts if there is a subsequent market recovery.

Each business day we monitor the  performance of your Account Value to determine  whether it is greater than,  equal to or below our
"reallocation  trigger",  described  below.  Based on the  performance  of the  Sub-accounts  in which you choose to  allocate  your
Account  Value  relative  to the  reallocation  trigger,  we may  transfer  some or all of  your  Account  Value  to or from a Fixed
Allocation.  You have  complete  discretion  over the  allocation  of your  Account  Value that  remains  allocated  in the variable investment options.  However, we reserve the right to restrict certain Portfolios if you participate in the program.

|X|      Account  Value  greater  than or equal to  reallocation  trigger:  Account  Value in variable  investment  options  remains allocated  according to your most recent  instructions.  If a portion of Account Value was  previously  allocated to a
              Fixed  Allocation,  those  amounts may be  transferred  from the Fixed  Allocation  and  re-allocated  to the variable investment options pro-rata according to your current allocations.  A Market Value Adjustment will apply.

|X|      Account  Value  below  reallocation  trigger:  A portion  of your  Account  Value in the  variable  investment  options  is transferred  to a new  Fixed  Allocation.  These  amounts  are  transferred  on a  pro-rata  basis  from the  variable investment  options.  The new Fixed  Allocation  will have a Guarantee  Period equal to the remaining  duration in the
              Guaranteed  Return  Option.  The Account  Value  applied to the new Fixed  Allocation  will be credited with the fixed interest rate then being  applied to a new Fixed  Allocation  of the next higher  yearly  duration.  The Account Value will remain invested in the Fixed Allocation  until the maturity date of the program unless,  at an earlier date, your
              Account  Value is at or above the  reallocation  trigger and amounts can be  transferred  to the  variable  investment options (as described above) while maintaining the guarantee protection under the program.

American  Skandia uses an allocation  mechanism  based on  assumptions  of expected and maximum  market  volatility to determine the reallocation  trigger.  The allocation  mechanism is used to determine the allocation of Account Value between Fixed Allocations and the Sub-accounts you choose.  American  Skandia reserves the right to change the allocation  mechanism and the reallocation  trigger at its discretion.

Program Termination
The Guaranteed  Return Option will  terminate on its maturity  date. You can elect to participate in a new Guaranteed  Return Option or re-allocate  your Account Value at that time.  Any Account Value  allocated to the Fixed  Allocations  will be transferred to the
AST Money Market  Sub-account,  unless you provide us with alternative  instructions.  On the program maturity date, if your Account
Value is below the initial  investment,  American Skandia will apply additional amounts to your Account Value so that it is equal to the  initial  investment  in the  program.  Any  amounts  added to your  Account  Value  will be  applied  to the AST  Money  Market
Sub-account,  unless you provide us with  alternative  instructions.  We will notify you of any amounts  added to your Account Value under the program.  We do not consider  amounts  added to your  Account  Value to be  "investment  in the  contract"  for income tax purposes.

Special Considerations under the Guaranteed Return Option
This program is subject to certain rules and restrictions, including, but not limited to the following:
|X|      You may  terminate  the  Guaranteed  Return  Option at any time.  American  Skandia  does not provide any  guarantees  upon termination of the program.
|X|      Withdrawals  from your  Annuity  while the  program is in effect  will reduce the  guaranteed  amount  under the program in proportion  to the Account  Value at the time of the  withdrawal.  Withdrawals  will be subject to all other  provisions of the
     Annuity, including any Contingent Deferred Sales Charge or Market Value Adjustment that would apply.
|X|      Additional  Purchase  Payments  applied  to the  Annuity  while the  program  is in effect  will only  increase  the amount guaranteed; however, all or a portion of any additional Purchase Payments may be allocated to the Fixed Allocations.
|X|      Annuity Owners cannot transfer Account Value to or from a Fixed  Allocation  while  participating in the program and cannot participate  in any dollar cost  averaging  program  that  transfers  Account  Value from a Fixed  Allocation  to the  variable investment options.
|X|      Transfers from Fixed  Allocations will be subject to the Market Value Adjustment  formula under the Annuity;  however,  the
     0.10%  "cushion"  feature of the  formula  will not apply.  A Market  Value  Adjustment  may be either  positive  or  negative.
     Transfer amounts will be taken from the most recently applied Fixed Allocation.
|X|      Transfers from the Sub-accounts to Fixed Allocations or from Fixed  Allocations to the Sub-accounts  under the program will not count toward the maximum number of free transfers allowable under the Annuity.
|X|      The  Guaranteed  Return  Option  will  terminate:  (a) upon the death of the  Owner or the  Annuitant  (in an entity  owned contract); and (b) as of the date Account Value is applied to begin annuity payments.
|X|      You can elect to restart the seven (7) year  program  duration on any  anniversary  of the Issue Date of the  Annuity.  The
     Account  Value on the date the restart is effective  will become the new  guaranteed  amount  under the  program.  You can only elect the program once per Annuity Year.

Charges under the Program
We charge a fee of 0.25% of Account  Value per year to  participate  in the  Guaranteed  Return  Option.  The charge is  deducted to compensate  American  Skandia for: (a) the risk that your Account  Value on the maturity date of the program is less than the amount guaranteed;  and (b)  administration  of the program.  The charge is deducted in arrears on an annual basis on each  anniversary  of the Issue  Date of the  Annuity.  If you  choose to begin the  program  on a date  other  than the Issue  Date of the  Annuity or an anniversary of the Issue Date of the Annuity,  we will charge a pro-rata  portion of the annual charge for the remaining  portion of the Annuity Year. If the program  terminates before completion for any reason other than death or  medically-related  surrender,  we will assess a pro-rata  portion of the annual charge.  We will deduct the annual charge for  participating  in the program  pro-rata from the variable investment options.

MAY I AUTHORIZE MY INVESTMENT PROFESSIONAL TO MANAGE MY ACCOUNT?
Yes. You may  authorize  your  investment  professional  to direct the  allocation  of your Account  Value and to request  financial transactions  between  investment  options while you are living,  subject to our rules.  We require that you provide us with written proof that you have authorized your investment  professional to request financial  transactions on your behalf.  You must contact us immediately  if and when you revoke such  authority.  We will not be responsible  for acting on  instructions  from your  investment professional  if you fail to inform us that such person's  authority has been  revoked.  We may also suspend,  cancel or limit these privileges at any time.  We will notify you if we do.

We or an affiliate of ours may provide  administrative  support to  licensed,  registered  investment  professionals  or  investment advisors who you authorize to make financial  transactions on your behalf.  These investment  professionals  may be firms or persons who also are  appointed by us as  authorized  sellers of the  Annuity.  However,  we do not offer advice about how to allocate  your
Account Value under any  circumstance.  Any investment  professionals  you engage to provide advice and/or make transfers for you is not acting on our behalf. We are not responsible for any  recommendations  such investment  professionals make, any market timing or asset allocation programs they choose to follow or any specific transfers they make on your behalf.

We may require  investment  professionals or investment  advisors,  who are authorized by multiple contract owners to make financial transactions,  to enter into an administrative  agreement with American Skandia as a condition of our accepting transactions on your behalf. The  administrative  agreement may impose  limitations on the investment  professional's or investment  advisor's ability to request financial  transactions on your behalf.  These limitations are intended to minimize the detrimental  impact of an investment professional  who is in a position to transfer  large  amounts of money for multiple  clients in a  particular  Portfolio or type of
portfolio  or  to  comply  with  specific   restrictions  or  limitations  imposed  by  a  Portfolio(s)  on  American  Skandia.  The administrative agreement may limit the available investment options,  require advance notice of large transactions,  or impose other trading limitations on your investment  professional.  Your investment  professional will be informed of all such restrictions on an ongoing  basis.  We may also require that your  investment  professional  transmit all financial  transactions  using the electronic trading  functionality  available  through our Internet  website  (www.americanskandia.com).  Limitations that we may impose on your investment  professional  or  investment  advisor  under  the  terms of the  administrative  agreement  do not  apply  to  financial transactions requested by an Owner on their own behalf, except as otherwise described in this Prospectus.

HOW DO THE FIXED INVESTMENT OPTIONS WORK?
(Fixed Allocations may not be available in all states and may not be available for certain durations.)

We credit the fixed  interest  rate to the Fixed  Allocation  throughout  a set period of time called a  "Guarantee  Period."  Fixed
Allocations  currently are offered with Guarantee Periods from 1 to 10 years. We may make Fixed  Allocations of different  durations available in the future including Fixed  Allocations  offered  exclusively for use with certain optional  investment  programs.  The interest rate credited to a Fixed  Allocation is the rate in effect when the Guarantee  Period begins and does not change during the
Guarantee  Period.  The rates are an effective  annual rate of interest.  We determine the interest rates for the various  Guarantee
Periods.  At the time that we confirm your Fixed  Allocation,  we will advise you of the  interest  rate in effect and the date your
Fixed  Allocation  matures.  We may change the rates we credit new Fixed  Allocations  at any time. Any change in interest rate does not affect  Fixed  Allocations  that were in effect  before the date of the  change.  To inquire as to the  current  rates for Fixed
Allocations, please call 1-800-766-4530.

A Guarantee Period for a Fixed Allocation begins:
|X|      when all or part of a net Purchase Payment is allocated to that particular Guarantee Period;
|X|      upon transfer of any of your Account Value to a Fixed Allocation for that particular Guarantee Period; or
|X|      when you "renew" a Fixed Allocation by electing a new Guarantee Period.

To the extent permitted by law, we may establish  different  interest rates for Fixed  Allocations  offered to a class of Owners who choose to participate in various optional  investment  programs we make available.  This may include,  but is not limited to, Owners who elect to use Fixed  Allocations  under a dollar cost averaging program (see "Do You Offer Dollar Cost Averaging?") or a balanced investment  program (see "Do You Offer a Program to Balance Fixed and Variable  Investments?").  The interest rate credited to Fixed
Allocations  offered  to this class of  purchasers  may be  different  than those  offered to other  purchasers  who choose the same
Guarantee Period but who do not participate in an optional investment program.  Any such program is at our sole discretion.

HOW DO YOU DETERMINE RATES FOR FIXED ALLOCATIONS?
We do not have a specific  formula for determining the fixed interest rates for Fixed  Allocations.  Generally the interest rates we offer for Fixed  Allocations will reflect the investment  returns available on the types of investments we make to support our fixed rate  guarantees.  These  investment  types may include cash,  debt  securities  guaranteed by the United States  government and its agencies and  instrumentalities,  money market instruments,  corporate debt obligations of different durations,  private placements, asset-backed  obligations  and municipal  bonds. In determining  rates we also consider  factors such as the length of the Guarantee
Period for the Fixed  Allocation,  regulatory  and tax  requirements,  liquidity of the markets for the type of investments we make, commissions,  administrative and investment  expenses,  our insurance risks in relation to the Fixed  Allocations,  general economic trends and competition.  Some of these  considerations  are similar to those we consider in determining the Insurance Charge that we deduct from Account Value allocated to the Sub-accounts.

We will credit interest on a new Fixed  Allocation in an existing  Annuity at a rate not less than the rate we are then crediting to
Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The  interest  rate we credit  for a Fixed  Allocation  is  subject  to a  minimum.  Please  refer to the  Statement  of  Additional
Information.

HOW DOES THE MARKET VALUE ADJUSTMENT WORK?

If you transfer or withdraw  Account  Value from a Fixed  Allocation  more than 30 days before the end of its Guarantee  Period,  we will  adjust the value of your  investment  based on a  formula,  called a "Market  Value  Adjustment"  or "MVA".  The amount of any
Market Value  Adjustment  can be either  positive or negative,  depending on the movement of a combination of Strip Yields on Strips and an  Option-adjusted  Spread (each as defined  below)  between the time that you purchase the Fixed  Allocation  and the time you make a transfer or  withdrawal.  The Market Value  Adjustment  formula  compares the  combination of Strip Yields for Strips and the
Option-adjusted  Spreads  as of the date the  Guarantee  Period  began  with the  combination  of Strip  Yields  for  Strips and the
Option-adjusted Spreads as of the date the MVA is being calculated.

|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury  securities  are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

MVA Formula
The MVA formula is applied  separately  to each Fixed  Allocation  to  determine  the  Account  Value of the Fixed  Allocation  on a
particular date.  The formula is as follows:

                                                    [(1+I) / (1+J+0.0010)]N/365
                                                               where:

                  I is the Strip Yield as of the start date of the Guarantee  Period for coupon Strips  maturing at the end of the  applicable  Guarantee  Period plus the  Option-adjusted  Spread.  If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the applicable  Guarantee Period plus the  Option-adjusted  Spread. If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

MVA Examples
The following hypothetical examples show the effect of the MVA in determining Account Value.  Assume the following:
|X|      On December 31, 2000, you allocate  $50,000 into a Fixed  Allocation with a Guarantee  Period of 5 years (e.g. the Maturity
         Date is December 31, 2005).
|X|      The  Strip  Yields  for  coupon  Strips  beginning  on  December  31,  2000 and  maturing  on  December  31,  2005 plus the
         Option-adjusted Spread is 5.50% (I = 5.50%).
|X|      You make no  withdrawals  or transfers  until you decided to withdraw the entire Fixed  Allocation  after exactly three (3)
         years, therefore 730 days remain before the Maturity Date (N = 730).

Example of Positive MVA
Assume  that at the time you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005 plus the
Option-adjusted Spread is 4.00%  (J = 4.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                 MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.041]2 = 1.027078
                                                     Interim Value = $57,881.25
                                 Account Value after MVA = Interim Value X MVA Factor = $59,448.56

Example of Negative MVA
Assume  that at the time you  request  the  withdrawal,  the  Strip  Yields  for  Strips  maturing  on  December  31,  2005 plus the
Option-adjusted Spread is 7.00% (J = 7.00%).  Based on these assumptions, the MVA would be calculated as follows:

                                MVA Factor = [(1+I)/(1+J+0.0010)]N/365 = [1.055/1.071)]2 = 0.970345
                                                     Interim Value = $57,881.25
                                 Account Value after MVA = Interim Value X MVA Factor = $56,164.78.

WHAT HAPPENS WHEN MY GUARANTEE PERIOD MATURES?
The "Maturity  Date" for a Fixed  Allocation is the last day of the Guarantee  Period.  Before the Maturity  Date, you may choose to renew the Fixed  Allocation  for a new  Guarantee  Period of the same or  different  length or you may  transfer all or part of that
Fixed Allocation's  Account Value to another Fixed Allocation or to one or more  Sub-accounts.  We will notify you before the end of the  Guarantee  Period  about the fixed  interest  rates that we are  currently  crediting to all Fixed  Allocations  that are being offered.  The rates  being  credited to Fixed  Allocations  may change  before the  Maturity  Date.  We will not charge a MVA if you choose to renew a Fixed Allocation on its Maturity Date or transfer the Account Value to one or more variable investment options.

If you do not specify how you want a Fixed  Allocation  to be  allocated  on its Maturity  Date,  we will then  transfer the Account
Value of the Fixed  Allocation to the AST Money Market  Sub-account.  You can then elect to allocate the Account Value to any of the
Sub-accounts or to a new Fixed Allocation.

ACCESS TO ACCOUNT VALUE

WHAT TYPES OF DISTRIBUTIONS ARE AVAILABLE TO ME?
During the accumulation  period you can access your Account Value through Partial  Withdrawals,  Systematic  Withdrawals,  and where required for tax  purposes,  Minimum  Distributions.  You can also  surrender  your Annuity at any time.  We may deduct a portion of the Account Value being  withdrawn or  surrendered  as a CDSC.  The CDSC will be assessed on the amount of Purchase  Payments  being withdrawn,  not on the Account Value at the time of the withdrawal or surrender.  If you surrender your Annuity,  in addition to any
CDSC, we may deduct the Annual Maintenance Fee, any Tax Charge that applies and the charge for any optional benefits.  We may also apply a Market Value  Adjustment to any Fixed  Allocations.  Certain amounts may be available to you each Annuity Year that are not subject to a CDSC. These are called "Free  Withdrawals."  In addition,  under certain  circumstances,  we may waive the CDSC for surrenders made for qualified  medical reasons or for withdrawals  made to satisfy  Minimum  Distribution  requirements.  Unless you notify us differently,  withdrawals  are taken pro-rata based on the Account Value in the investment  options at the time we receive your withdrawal request.  Each of these types of distributions is described more fully below.

ARE THERE TAX IMPLICATIONS FOR DISTRIBUTIONS?
(For more information, see "Tax Considerations")

During the Accumulation Period
A  distribution  during the  accumulation  period is deemed to come first from any "gain" in your  Annuity and second as a return of your "tax basis",  if any.  Distributions  from your Annuity are generally  subject to ordinary income taxation on the amount of any investment gain unless the distribution  qualifies as a non-taxable  exchange or transfer.  If you take a distribution  prior to the taxpayer's  age 59 1/2, you may be subject to a 10% penalty in addition to ordinary  income taxes on any gain.  You may wish to consult a professional tax advisor for advice before requesting a distribution.

During the Annuitization Period
During the  annuitization  period,  a portion of each annuity payment is taxed as ordinary income at the tax rate you are subject to at the time of the  payment.  The Code and  regulations  have  "exclusionary  rules" that we use to  determine  what portion of each annuity  payment  should be  treated as a return of any tax basis you have in the  Annuity.  Once the tax basis in the  Annuity  has been distributed,  the remaining  annuity payments are taxable as ordinary income.  The tax basis in the Annuity may be based on the tax-basis from a prior contract in the case of a 1035 exchange or other qualifying transfer.

CAN I WITHDRAW A PORTION OF MY ANNUITY?
Yes, you can make a withdrawal during the accumulation period.

|X|      To meet  liquidity  needs,  you can withdraw a limited amount from your Annuity during each of Annuity Years 1-10 without a
         CDSC  being  applied.  We call this the "Free  Withdrawal"  amount.  The Free  Withdrawal  amount is not  available  if you choose to surrender your Annuity.  Amounts  withdrawn as a Free  Withdrawal do not reduce the amount of CDSC that may apply upon a subsequent withdrawal or surrender of the Annuity.  The minimum Free Withdrawal you may request is $100.

|X|      You can also make  withdrawals in excess of the Free Withdrawal  amount.  We call this a "Partial  Withdrawal."  The amount that you may withdraw  will depend on the Annuity's  Surrender  Value.  The Surrender  Value is equal to your Account Value minus any CDSC,  the Annual  Maintenance  Fee,  the Tax Charge,  any charges for  optional  benefits  and any Market  Value
         Adjustment  that may apply to any Fixed  Allocations.  After any Partial  Withdrawal,  your  Annuity  must have a Surrender
         Value of at least $1,000,  or we may treat the Partial  Withdrawal  request as a request to fully  surrender  your Annuity.
         The minimum Partial Withdrawal you may request is $100.

When we determine if a CDSC applies to Partial  Withdrawals  and  Systematic  Withdrawals,  we will first  determine  what,  if any, amounts  qualify as a Free  Withdrawal.  Those amounts are not subject to the CDSC.  Partial  Withdrawals or Systematic  Withdrawals
of amounts  greater than the maximum Free  Withdrawal  amount will be subject to a CDSC. The maximum Free  Withdrawal  amount during each of  Annuity  Years 1 through  10 is 10% of all  Purchase  Payments.  Withdrawals  of  amounts  greater  than the  maximum  Free
Withdrawal  amount are treated as a withdrawal of Purchase  Payments and will be assessed a CDSC during  Annuity Years 1 through 10.
If, during Annuity Years 1 through 10, all Purchase Payments  withdrawn are subject to a CDSC, then any subsequent  withdrawals will be  withdrawn  from any gain in the  Annuity,  which may  include  Credits.  After the 10th  Annuity  Year,  there is no CDSC on any withdrawals.  You may request a withdrawal  for an exact  dollar  amount  after  deduction  of any CDSC that  applies  (called a net withdrawal)  or request a gross  withdrawal  from which we will deduct any CDSC that applies,  resulting in less money being payable to you than the amount you  requested.  If you request a net  withdrawal,  the amount  deducted  from your Account  Value to pay the
CDSC may also be subject to a CDSC.

Partial Withdrawals may also be available following annuitization but only if you choose certain annuity payment options.

To request the forms  necessary to make a withdrawal  from your  Annuity,  contact our Customer  Service Team at  1-800-752-6342  or visit our Internet Website at www.americanskandia.com.

HOW MUCH CAN I WITHDRAW AS A FREE WITHDRAWAL?

Annuity Year 1-10
The maximum Free  Withdrawal  amount during each of Annuity Year 1 through  Annuity Year 10 (when a CDSC would  otherwise apply to a partial  withdrawal or surrender of your initial Purchase Payment) is 10% of all Purchase  Payments.  The 10% Free Withdrawal amount is not  cumulative.  If you do not make a Free  Withdrawal  during an  Annuity  Year,  you are not  allowed  to carry  over the Free
Withdrawal amount to the next Annuity Year.

NOTE:  Amounts that you have  withdrawn as a Free  Withdrawal  will not reduce the amount of any CDSC that we deduct if,  during the first ten (10) Annuity Years, you make a partial withdrawal or choose to surrender the Annuity.

Annuity Year 11+
After Annuity Year 10, you can surrender  your Annuity or make a partial  withdrawal  without a CDSC being  deducted from the amount being withdrawn.

Examples
1.       Assume you make an initial  Purchase  Payment of  $10,000  and make no  additional  Purchase  Payments.  The  maximum  Free
     Withdrawal amount during each of the first ten Annuity Years would be 10% of $10,000, or $1,000.

2.       Assume you make an initial  Purchase  Payment of $10,000 and make an additional  Purchase Payment of $5,000 in Annuity Year
     2. The maximum Free Withdrawal  amount during Annuity Year 3 through 10 would be 10% of $15,000,  or $1,500.  From Annuity Year
     11 and thereafter,  you can surrender your Annuity or make a partial  withdrawal  without a CDSC being deducted from the amount being withdrawn.

3.       Assume you make an initial  Purchase  Payment of $10,000 and take a Free Withdrawal of $500 in Annuity Year 2 and $1,000 in
     Annuity  Year 3. If you  surrender  your  Annuity in Annuity  Year 5, the CDSC will be assessed  against  the initial  Purchase
     Payment  amount  ($10,000),  not the amount of Purchase  Payments  reduced by the amounts  that were  withdrawn  under the Free
     Withdrawal provision.

IS THERE A CHARGE FOR A PARTIAL WITHDRAWAL?
A CDSC may be  assessed  against a Partial  Withdrawal  during the first ten (10)  Annuity  Years.  Whether a CDSC  applies  and the amount to be charged depends on whether the Partial  Withdrawal  exceeds any Free Withdrawal  amount and, if so, the number of years that have elapsed since the Issue Date of the Annuity.

1.       If you request a Partial  Withdrawal,  we determine if the amount you requested is available as a Free Withdrawal (in which case it would not be subject to a CDSC);
2.       If the amount  requested  exceeds the available Free  Withdrawal  amount,  we determine if a CDSC will apply to the Partial
     Withdrawal  based on the  number of years that have  elapsed  since the  Annuity  was  issued.  Any CDSC will only apply to the amount  withdrawn that exceeds the Free Withdrawal  amount.  The maximum Free Withdrawal  amount during each of Annuity Years 1 through 10 is 10% of all  Purchase  Payments.  Withdrawals  of amounts  greater  than the maximum  Free  Withdrawal  amount are treated as a withdrawal of Purchase  Payments and will be assessed a CDSC.  If, during Annuity Years 1 through 10, all Purchase
     Payments are withdrawn  subject to a CDSC,  then any  subsequent  withdrawals  will be withdrawn  from any gain in the Annuity, which may include Credits.
3.       If the amount  requested  exceeds the amounts  available  under Item #2 above,  we withdraw the  remaining  amount from any other Account Value (including Account Value due to Credits).

|X|      If the Annuity has been in effect for less than ten  complete  years,  a CDSC will be charged on the amount of the Purchase
         Payment being withdrawn, according to the CDSC table.
|X|      If the Annuity has been in effect for more than ten complete years, no CDSC will be charged on the amount being withdrawn.

CAN I MAKE PERIODIC WITHDRAWALS FROM THE ANNUITY DURING THE ACCUMULATION PERIOD?
Yes. We call these "Systematic  Withdrawals." You can receive  Systematic  Withdrawals of earnings only,  principal plus earnings or a flat dollar  amount.  Systematic  Withdrawals  may be subject to a CDSC. We will  determine  whether a CDSC applies and the amount in the same way as we would for a Partial Withdrawal.

Systematic  Withdrawals  can be made  from  Account  Value  allocated  to the  variable  investment  options  or Fixed  Allocations.
Generally,  Systematic  Withdrawals  from Fixed  Allocations  are  limited  to  earnings  accrued  after the  program of  Systematic
Withdrawals  begins, or payments of fixed dollar amounts that do not exceed such earnings.  Systematic  Withdrawals are available on a monthly,  quarterly,  semi-annual  or annual basis.  The Surrender  Value of your Annuity must be at least $20,000  before we will allow you to begin a program of Systematic Withdrawals.

The minimum  amount for each  Systematic  Withdrawal is $100. If any scheduled  Systematic  Withdrawal is for less than $100, we may postpone  the  withdrawal  and add the  expected  amount to the amount  that is to be  withdrawn  on the next  scheduled  Systematic
Withdrawal.

DO YOU OFFER A PROGRAM FOR WITHDRAWALS UNDER SECTION 72(t) OF THE INTERNAL REVENUE CODE?
Yes. If your Annuity is used as a funding  vehicle for certain  retirement  plans that receive  special tax treatment under Sections
401,  403(b) or 408 of the Code,  Section  72(t) of the Code may provide an exception to the 10% penalty tax on  distributions  made prior to age 59 1/2if you elect to  receive  distributions  as a series of  "substantially  equal  periodic  payments".  Distributions received under this provision in any Annuity Year that exceed the maximum amount  available as a free  withdrawal will be subject to a CDSC. To request a program that complies with Section  72(t),  you must provide us with certain  required  information  in writing on a form  acceptable  to us.  We may  require  advance  notice  to allow us to  calculate  the  amount  of 72(t)  withdrawals.  The
Surrender Value of your Annuity must be at least $20,000 before we will allow you to begin a program for  withdrawals  under Section
72(t).  The minimum amount for any such withdrawal is $100.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments before age 59 1/2that are not subject to the 10% penalty.

WHAT ARE MINIMUM DISTRIBUTIONS AND WHEN WOULD I NEED TO MAKE THEM?
(See "Tax Considerations" for a further discussion of Minimum Distributions.)

Minimum Distributions are a type of Systematic  Withdrawal we allow to meet distribution  requirements under Sections 401, 403(b) or
408 of the Code.  Under the Code,  you may be required to begin  receiving  periodic  amounts from your  Annuity.  In such case,  we will allow you to make  Systematic  Withdrawals  in amounts that satisfy the minimum  distribution  rules under the Code.  We do not assess a CDSC on Minimum  Distributions  from your Annuity if you are required by law to take such Minimum  Distributions  from your
Annuity at the time it is taken.  However,  a CDSC may be  assessed  on that  portion of a  Systematic  Withdrawal  that is taken to satisfy the minimum  distribution  requirements in relation to other savings or investment  plans under other  qualified  retirement plans not maintained with American Skandia.

The  amount of the  required  Minimum  Distribution  for your  particular  situation  may  depend  on other  annuities,  savings  or investments.  We will only  calculate  the amount of your  required  Minimum  Distribution  based on the value of your  Annuity.  We require  three (3) days  advance  written  notice to  calculate  and  process  the  amount of your  payments.  We may charge you for
calculating  required  Minimum  Distributions.   You  may  elect  to  have  Minimum  Distributions  paid  out  monthly,   quarterly,
semi-annually or annually.  The $100 minimum that applies to Systematic Withdrawals does not apply to Minimum Distributions.

You may also annuitize  your contract and begin  receiving  payments for the remainder of your life (or life  expectancy) as a means of receiving income payments and satisfying the Minimum Distribution requirements under the Code.

CAN I SURRENDER MY ANNUITY FOR ITS VALUE?
Yes.  During the  accumulation  period you can surrender your Annuity at any time.  Upon  surrender,  you will receive the Surrender
Value.  Upon surrender of your Annuity, you will no longer have any rights under the Annuity.

Under certain annuity payment options, you may be allowed to surrender your Annuity for its then current value.

To request the forms  necessary  to  surrender  your  Annuity,  contact our Customer  Service  Team at  1-800-752-6342  or visit our
Internet Website at www.americanskandia.com.

WHAT IS A MEDICALLY-RELATED SURRENDER AND HOW DO I QUALIFY?
Where  permitted by law, you may request to surrender  your Annuity prior to the Annuity Date without  application  of any CDSC upon occurrence of a  medically-related  "Contingency  Event". The amount payable will be your Account Value minus: (a) the amount of any
Credits  applied within 12 months of the applicable  "Contingency  Event" as defined below;  and (b) the amount of any Credits added in  conjunction  with any Purchase  Payments  received  after our receipt of your request for a  medically-related  surrender  (i.e.
Purchase Payments received at such time pursuant to a salary reduction program.

This waiver of any applicable CDSC is subject to our rules, including but not limited to the following:
|X|      the Annuitant must be named or any change of Annuitant must be accepted by us, prior to the  "Contingency  Event" described below;
|X|      the Annuitant must be alive as of the date we pay the proceeds of such surrender request;
|X|      if the Owner is one or more natural persons, all such Owners must also be alive at such time;
|X|      we must receive  satisfactory  proof of the Annuitant's  confinement in a Medical Care Facility or Fatal Illness in writing on a form satisfactory to us; and
|X|      this benefit is not available if the total Purchase  Payments  received exceed $500,000 for all annuities issued by us with this benefit where the same person is named as Annuitant.

A "Contingency Event" occurs if the Annuitant is:
|X|      first confined in a "Medical Care Facility"  while your Annuity is in force and remains  confined for at least 90 days in a row; or
|X|      first diagnosed as having a "Fatal Illness" while your Annuity is in force.

The definitions of "Medical Care Facility" and "Fatal  Illness," as well as additional  terms and  conditions,  are provided in your
Annuity.  Specific details and definitions in relation to this benefit may differ in certain jurisdictions.

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?
We currently make annuity options available that provide fixed annuity payments,  variable  payments or adjustable  payments.  Fixed options  provide the same amount with each  payment.  Variable  options  generally  provide a payment which may increase or decrease depending on the investment  performance of the Sub-accounts.  However,  currently,  we also make a variable payment option that has a guarantee  feature.  Adjustable  options  provide a fixed payment that is periodically  adjusted based on current  interest rates.
We do not guarantee to make any Annuity  Payment  Options  available in the future.  For additional  information on Annuity  Payment
Options you may request a Statement of Additional Information.

When you purchase an Annuity,  or at a later date,  you may choose an Annuity Date,  an annuity  option and the frequency of annuity payments.  You may not choose an Annuity  Date that occurs in the first three  Annuity  Years.  You may change your choices up to 30 days before the Annuity  Date.  A maximum  Annuity  Date may be required  by law.  Any change to these  options  must be in writing.
The Annuity Date may depend on the annuity  option you choose.  Certain  annuity  options may not be available  depending on the age of the Annuitant.

Certain of these annuity options may be available to  Beneficiaries  who choose to receive the Death Benefit proceeds as a series of payments instead of a lump sum payment.

Option 1
--------
Payments for Life:  Under this option,  income is payable  periodically  until the death of the "key life".  The "key life" (as used in this  section) is the person or persons  upon whose life annuity  payments are based.  No  additional  annuity  payments are made after the death of the key life.  Since no minimum  number of  payments is  guaranteed,  this  option  offers the largest  amount of periodic  payments of the life  contingent  annuity  options.  It is possible  that only one payment will be payable if the death of the key life occurs before the date the second  payment was due, and no other  payments nor death  benefits  would be payable.  This
Option is currently  available on a fixed or variable basis.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 2
--------
Payments Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint lifetime of two key lives, and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the survivor's death. No minimum number of payments is  guaranteed  under this option.  It is possible  that only one payment will be payable if the death of all the key lives  occurs  before the date the second  payment was due,  and no other  payments  or death  benefits  would be payable.  This
Option is currently  available on a fixed or variable basis.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 3
--------
Payments for Life with a Certain  Period:  Under this option,  income is payable  until the death of the key life.  However,  if the key life dies before the end of the period selected (5, 10, or 15 years),  the remaining  payments are paid to the Beneficiary until the end of such period.  This Option is  currently  available on a fixed or variable  basis.  If you elect to receive  payments on a variable basis under this option,  you can request  partial or full surrender of the annuity and receive its then current cash value
(if any) subject to our rules.

Option 4
--------
Fixed Payments for a Certain  Period:  Under this option,  income is payable  periodically  for a specified  number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the Beneficiary to the end of such period.  Note that under this option,  payments are not based on any  assumptions  of life  expectancy.  Therefore,  that portion of the Insurance  Charge assessed to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner selecting this option.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable  Payments for Life with a Cash Value:  Under this  option,  benefits  are payable  periodically  until the death of the key life.  Benefits may  increase or decrease  depending  on the  investment  performance  of the  Sub-accounts.  This option has a cash value that also varies with the  investment  performance  of the  Sub-account.  The cash value  provides a "cushion"  from  volatile investment  performance so that negative investment  performance does not automatically  result in a decrease in the annuity payment each month,  and positive  investment  performance does not  automatically  result in an increase in the annuity payment each month.
The cushion generally  "stabilizes"  monthly annuity payments.  Any cash value remaining on the death of the key life is paid to the
Beneficiary  in a lump sum or as periodic  payments.  Under this option,  you can request  partial or full  surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 6
--------
Variable  Payments  for Life with a Cash Value and  Guarantee:  Under this  option,  benefits  are payable as described in Option 5;
except that,  while the key life is alive, the annuity payment will not be less than a guaranteed  amount,  which generally is equal
------
to the first annuity  payment.  We charge an additional  amount for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the  Beneficiary  in a lump sum or as periodic  payments.  Under this  option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

HOW AND WHEN DO I CHOOSE THE ANNUITY PAYMENT OPTION?
Unless  prohibited  by law, we require that you elect either a life annuity or an annuity with a certain  period of at least 5 years if any CDSC would apply were you to  surrender  your  Annuity on the Annuity  Date.  Therefore,  choosing an Annuity Date within ten
(10) years of the Issue Date of the Annuity may limit the available  annuity  payment  options.  Certain annuity payment options may not be available if your Annuity Date occurs during the period that a CDSC would apply.

If you have not provided us with your Annuity Date or Annuity Payment Option in writing, then:
|X|      the Annuity Date will be the first day of the calendar month  following the later of the  Annuitant's  85th birthday or the fifth anniversary of our receipt of your request to purchase an Annuity; and
|X|      the annuity  payments,  where allowed by law, will be calculated on a fixed basis under Option 3, Payments for Life with 10 years certain.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments (Options 1-4)
If you choose to receive fixed annuity  payments,  you will receive equal  fixed-dollar  payments  throughout the period you select.
The amount of the fixed payment will vary  depending on the annuity  payment  option and payment  frequency  you select.  Generally, the first annuity  payment is determined by  multiplying  the Account  Value,  minus any state premium taxes that may apply,  by the factor  determined  from our table of annuity rates.  The table of annuity rates differs based on the type of annuity chosen and the frequency of payment  selected.  Our rates will not be less than our guaranteed  minimum rates.  These guaranteed  minimum rates are derived from the a2000 Individual  Annuity  Mortality Table with an assumed interest rate of 3% per annum.  Where required by law or regulation,  such annuity  table will have rates that do not differ  according to the gender of the key life.  Otherwise,  the rates will differ according to the gender of the key life.

Variable Annuity Payments
We offer three different  types of variable  annuity payment  options.  The first annuity payment will be calculated  based upon the assumed  investment  return  ("AIR").  You select the AIR before we start to make  Annuity  Payments.  You will not receive  annuity payments  until you choose an AIR. The  remaining  annuity  payments  will  fluctuate  based on the  performance  of the  Portfolios relative to the AIR, as well as, other  factors  described  below.  The greater the AIR, the greater the first  annuity  payment.  A higher  AIR may result in  smaller  potential  growth in the  annuity  payments.  A lower AIR  results  in a lower  initial  annuity payment.  For example,  if the  Sub-accounts you choose perform exactly the same as the AIR, then the second annuity payment will be the same as the first  annuity  payment.  If the  Sub-accounts  you choose  perform  better  than the AIR,  then the second  annuity payment will be higher than the first.  If the  Sub-accounts  you choose perform worse than the AIR, then the second annuity payment will be lower than the first.

|X|      Variable Payments (Options 1-3)
         -----------------
         We calculate each annuity  payment amount by multiplying  the number of units  scheduled to be redeemed under a schedule of units for each  Sub-account by the Unit Value of each  Sub-Account  on the annuity  payment date. We determine the schedule of units  based on your  Account  Value  (minus any  premium  tax that  applies)  at the time you elect to begin  receiving annuity  payments.  The  schedule  of units will vary  based on the  annuity  payment  option  selected,  the length of any certain  period  (if  applicable),  the  Annuitant's  age and  gender  (if  annuity  payments  are due for the  life of the
         Annuitant) and the Unit Value of the  Sub-Accounts  you initially  selected on the Issue Date. The calculation is performed for each Sub-Account,  and the sum of the Sub-Account  calculations  equals the amount of your annuity payment.  Other than to fund annuity  payments,  the number of units allocated to each Sub-Account will not change unless you transfer among the
         Sub-Accounts or make a withdrawal (if allowed).  You can select one of three AIRs for these options: 3%, 5% or 7%.

|X|      Stabilized Variable Payments (Option 5)
         ----------------------------
         This option provides  guaranteed  payments for life, a cash value for the Annuitant  (while alive) and a variable period of time during which  annuity  payments  will be made whether or not the  Annuitant is still alive.  We calculate  the initial
                                                                                                                             -------
         annuity  payment amount by multiplying  the number of units  scheduled to be redeemed under a schedule of units by the Unit
         Values  determined on the  annuitization  date. The schedule of units is established for each Sub-account you choose on the annuitization  date based on the  applicable  benchmark  rate and the  annuity  factors.  The annuity  factors  reflect our assumptions  regarding the costs we expect to bear in guaranteeing  payments for the lives of the Annuitant and will depend on the benchmark rate, the annuitant's  attained age and gender (where  permitted).  Unlike  variable  payments  (described above) where each payment can vary based on Sub-account  performance,  this payment option cushions the immediate impact of
         Sub-account  performance by adjusting the length of the time during which annuity  payments will be made whether or not the
         Annuitant is alive while  generally  maintaining a level annuity  payment amount.  Sub-account  performance  that exceeds a benchmark rate will generally  extend this time period,  while  Sub-account  performance that is less than a benchmark rate will  generally  shorten  the period.  If the period  reaches  zero and the  Annuitant  is still  alive,  Annuity  Payments continue,  however,  the annuity  payment amount will vary depending on Sub-account  performance,  similar to  conventional variable payments.  The AIR for this option is 4%.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option 6)
         ------------------------------------------------------
         This option provides  guaranteed  payments for life in the same manner as Stabilized  Variable Payments  (described above).
         In addition to the  stabilization  feature,  this option also  guarantees that variable  annuity  payments will not be less than the initial annuity payment amount regardless of Sub-account performance.  The AIR for this option is 3%.

The variable  annuity payment options are described in greater detail in a separate  prospectus which will be provided to you at the time you elect one of the variable annuity payment options.

Adjustable Annuity Payments
We may make an adjustable annuity payment option available.  Adjustable  annuity payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment amount is adjusted upward or downward  depending on the rate we are currently  crediting to annuity  payments.  The  adjustment in the annuity  payment amount does not affect the duration of remaining annuity payments, only the amount of each payment.

DEATH BENEFIT

WHAT TRIGGERS THE PAYMENT OF A DEATH BENEFIT?
The Annuity provides a Death Benefit during its  accumulation  period.  If the Annuity is owned by one or more natural persons,  the
Death  Benefit is payable  upon the first  death of an Owner.  If the  Annuity is owned by an entity,  the Death  Benefit is payable upon the Annuitant's  death, if there is no Contingent  Annuitant.  If a Contingent  Annuitant was designated before the Annuitant's death and the  Annuitant  dies,  then the  Contingent  Annuitant  becomes the Annuitant and a Death Benefit will not be paid at that time.  The person upon whose death the Death Benefit is paid is referred to below as the "decedent."

The Annuity  provides a basic Death Benefit at no additional  charge.  The Insurance  Charge we deduct from Account Value  allocated to the  Sub-accounts  is used, in part, to pay us for the risk we assume in providing  the basic Death Benefit  guarantee  under the
Annuity.  The Annuity  also offers two  different  optional  Death  Benefits.  Either  benefit can be  purchased  for an  additional charge.  The additional charge is deducted to compensate  American Skandia for providing  increased  insurance  protection under the optional Death  Benefits.  Notwithstanding  the additional  protection  provided under the optional Death  Benefits,  the additional cost has the impact of reducing the net  performance  of the investment  options.  Under certain  circumstances,  your Death Benefit may be reduced by the amount of any  Credits we applied  to your  Purchase  Payments.  (see "How are  Credits  Applied to My Account
Value")

The basic Death Benefit is the greater of:
|X|      The sum of all Purchase Payments less the sum of all proportional withdrawals.
|X|      The sum of your Account  Value in the variable  investment  options and your Interim Value in the Fixed  Allocations,  less the amount of any Credits applied within 12-months prior to the date of death.

For purposes of the basic and optional Death Benefits,  "proportional  withdrawals"  are determined by calculating the percentage of the Account Value that each prior  withdrawal  represented when withdrawn.  For example,  a withdrawal of 50% of Account Value would be considered as a 50% reduction in Purchase Payments.

OPTIONAL DEATH BENEFITS
You can purchase  either of two  optional  Death  Benefits  with your Annuity to provide an enhanced  level of  protection  for your beneficiaries.

NOTE:  You may not elect the Enhanced  Beneficiary  Protection  Optional  Death Benefit if you have elected any other Optional Death
Benefit.

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Currently,  these  benefits  are only  offered and must be elected at the time that you purchase  your  Annuity.  We may, at a later date,  allow  existing  Annuity Owners to purchase  either of the optional  Death  Benefits  subject to our rules and any changes or restrictions  in the  benefits.  Certain  terms and  conditions  may differ if you  purchase  your  Annuity as part of an  exchange, replacement or transfer, in whole or in part, from any other Annuity we issue.
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Enhanced Beneficiary Protection Optional Death Benefit
The Enhanced  Beneficiary  Protection  Optional Death Benefit can provide additional amounts to your Beneficiary that may be used to offset  federal and state taxes  payable on any taxable  gains in your  Annuity at the time of your death.  Whether  this benefit is appropriate for you may depend on your particular  circumstances,  including other financial resources that may be available to your
Beneficiary to pay taxes on your Annuity  should you die during the  accumulation  period.  No benefit is payable if death occurs on or after the Annuity Date.

The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit  provides a benefit  that is payable in addition to the basic Death
Benefit.  If the Annuity has one Owner,  the Owner must be age 75 or less at the time the benefit is  purchased.  If the Annuity has joint Owners, the oldest Owner must be age 75 or less.  If the Annuity is owned by an entity, the Annuitant must be age 75 or less.

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The  Enhanced  Beneficiary  Protection  Optional  Death  Benefit is being  offered  in those  jurisdictions  where we have  received regulatory  approval.  Certain terms and conditions may differ between  jurisdictions  once approved.  The benefit is currently only offered to Owners who  purchase  the  Annuity as a  "non-qualified"  investment.  We may make the  benefit  available  to Owners who purchase  the  Annuity as an IRA or other  "qualified"  investment  at a later  date.  Please  refer to the  section  entitled  "Tax
Considerations" for a discussion of special tax considerations for purchasers of this benefit.
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Calculation of Enhanced Beneficiary Protection Optional Death Benefit
If you purchase the Enhanced Beneficiary Protection Optional Death Benefit, the Death Benefit is calculated as follows:

1.       the basic Death Benefit described above

     PLUS

2.       50% of the "Death Benefit Amount" less Purchase Payments reduced by proportional withdrawals.

Death  Benefit  Amount  includes  your Account  Value and any amounts added to your Account Value under the basic Death Benefit when
----------------------
the Death Benefit is calculated.  Under the basic Death  Benefit,  amounts are added to your Account Value when the Account Value is less than Purchase Payments minus proportional withdrawals.

The amount calculated in Items 1 & 2 above may be reduced by any Credits under certain circumstances.

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The Enhanced  Beneficiary  Protection  Optional Death Benefit is subject to a maximum of 50% of all Purchase Payments applied to the
Annuity at least 12 months prior to the death of the decedent that triggers the payment of the Death Benefit.
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See Appendix C for examples of how the Enhanced Beneficiary Protection Optional Death Benefit is calculated.

Guaranteed Minimum Death Benefit
If the Annuity has one Owner, the Owner must be age 80 or less at the time either optional Death Benefit is purchased.  If the
Annuity has joint Owners, the oldest Owner must be age 80 or less.  If the Annuity is owned by an entity, the Annuitant must be age 80 or less.

Key Terms Used with the Guaranteed Minimum Death Benefit

|X|      The Death Benefit Target Date is the contract  anniversary  on or after the 80th birthday of the current Owner,  the oldest
             -------------------------
     of either joint Owner or the Annuitant, if entity owned.

|X|      The Highest  Anniversary  Value  equals the highest of all  previous  "Anniversary  Values" on or before the earlier of the
             ---------------------------
     Owner's date of death and the "Death Benefit Target Date".

|X|      The Anniversary  Value is the Account Value as of each anniversary of the Issue Date plus the sum of all Purchase  Payments
             ------------------
     on or after such anniversary less the sum of all "Proportional Reductions" since such anniversary.

|X|      A  Proportional  Reduction is a reduction to the value being  measured  caused by a withdrawal,  equaling the percentage of
            -----------------------
     the  withdrawal  as compared to the Account  Value as of the date of the  withdrawal.  For example,  if your  Account  Value is
     $10,000 and you withdraw  $2,000 (a 20% reduction),  we will reduce both your  Anniversary  Value and the amount  determined by
     Purchase Payments increasing at the appropriate interest rate by 20%.

Calculation of Guaranteed Minimum Death Benefit
The Guaranteed Minimum Death Benefit depends on whether death occurs before or after the Death Benefit Target Date.

         If the Owner dies before the Death Benefit Target Date, the Death Benefit equals the greatest of:

1.       the Account Value in the  Sub-accounts  plus the Interim Value of any Fixed  Allocations (no MVA) as of the date we receive in writing "due proof of death"; and
2.       the sum of all Purchase  Payments minus the sum of all  Proportional  Reductions,  each increasing  daily until the Owner's date of  death  at a rate of  5.0%,  subject  to a limit of 200% of the  difference  between  the sum of all  Purchase
              Payments and the sum of all withdrawals as of the Owner's date of death; and
3.       the "Highest Anniversary Value" on or immediately preceding the Owner's date of death.

         The amount determined by this calculation is increased by any Purchase Payments received after the Owner's date of death and decreased by any Proportional Reductions since such date.  The amount calculated in Items 1 & 3 above may be reduced by any Credits under certain circumstances.

         If the Owner dies on or after the Death Benefit Target Date, the Death Benefit equals the greater of:

1.       the Account  Value as of the date we receive in writing  "due proof of death" (an MVA may be  applicable  to amounts in any
              Fixed Allocations); and
2.       the greater of Item 2 & 3 above on the Death  Benefit  Target Date plus the sum of all  Purchase  Payments  less the sum of all Proportional Reductions since the Death Benefit Target Date.

         The amount calculated in Item 1 above may be reduced by any Credits under certain circumstances.

Annuities with joint Owners
For  Annuities  with Joint  Owners,  the Death  Benefit is  calculated as shown above except that the age of the oldest of the Joint
Owners is used to determine the Death Benefit  Target Date.  NOTE: If you and your spouse own the Annuity  jointly,  we will pay the
Death Benefit to the Beneficiary.  If the sole primary  Beneficiary is the surviving spouse,  then the surviving spouse can elect to assume ownership of the Annuity and continue the contract instead of receiving the Death Benefit.

Annuities owned by entities
For  Annuities  owned by an entity,  the Death  Benefit is calculated as shown above except that the age of the Annuitant is used to determine  the Death  Benefit  Target  Date.  Payment of the Death  Benefit is based on the death of the  Annuitant  (or  Contingent
Annuitant, if applicable).

Can I terminate the optional Death Benefits?  Do the optional Death Benefits terminate under other circumstances?
You can terminate the Enhanced  Beneficiary  Protection  Optional Death Benefit at any time. Upon termination,  you will be required to pay a pro-rata  portion of the annual charge for the benefit.  The Guaranteed  Minimum Death Benefit cannot be terminated once it is elected.  Both optional  Death  Benefits will  terminate  automatically  on the Annuity Date. We may also  terminate the optional
Death Benefit if necessary to comply with our interpretation of the Code and applicable regulations.

How much do you charge for the optional Death Benefit?
We deduct a charge from your Account Value if you elect to purchase  either  optional  Death  Benefit.  No charge  applies after the
Annuity Date.  We deduct the charge:
1.       on each anniversary of the Issue Date;
2.       when Account Value is transferred to our general account prior to the Annuity Date;
3.       if you surrender your Annuity; and
4.       if you choose to terminate the benefit (Enhanced Beneficiary Protection Optional Death Benefit only)

If you  surrender  the  Annuity,  elect to begin  receiving  annuity  payments  or  terminate  the  benefit  on a date other than an anniversary  of the Issue  Date,  the charge  will be  prorated.  During the first year  after the Issue  Date,  the charge  will be prorated from the Issue Date.  In all subsequent years, it would be prorated from the last anniversary of the Issue Date.

We first deduct the amount of the charge  pro-rata from the Account  Value in the variable  investment  options.  We only deduct the charge pro-rata from the Fixed Allocations to the extent there is insufficient  Account Value in the variable  investment options to pay the charge.  If your Annuity's  Account Value is insufficient to pay the charge,  we may deduct your remaining Account Value and terminate  your  Annuity.  We will notify you if your  Account  Value is  insufficient  to pay the charge and allow you to submit an additional Purchase Payment to continue your Annuity.

Please refer to the section entitled "Tax Considerations" for additional considerations in relation to the optional Death Benefit.

AMERICAN SKANDIA'S ANNUITY REWARDS

What is the Annuity Rewards benefit?
The Annuity  Rewards  benefit  offers  Owners the ability to capture  any market  gains since the Issue Date of their  Annuity as an enhancement  to their  current Death Benefit so their  Beneficiaries  will not receive less than the Annuity's  value as of the date the Owner elects the benefit.

Under the Annuity Rewards benefit, American Skandia guarantees that the Death Benefit will not be less than:

         your Account Value in the variable  investment  options plus the Interim Value in any Fixed Allocations as of the effective date of the Owner's election

         MINUS any proportional withdrawals* following the date of election
         -----

         PLUS any additional Purchase Payments applied to the Annuity following the date of election.
         ----

*    "Proportional  withdrawals" are determined by calculating the percentage of the Account Value that each withdrawal  represented when  withdrawn.  For example,  a withdrawal  of 50% of your  Account  Value would be treated as a 50%  reduction in the amount payable under the Death Benefit.

The Annuity  Rewards Death Benefit  enhancement  does not affect any Optional Death  Benefits  available  under the Annuity.  If the
Death Benefit amount  payable under your  Annuity's  basic Death Benefit or any Optional Death Benefits you purchase is greater than the enhanced Death Benefit under the Annuity  Rewards  benefit on the date the Death Benefit is calculated,  your  Beneficiary  will receive the higher amount.  If your Annuity  includes the Enhanced  Beneficiary  Protection  Optional  Death  Benefit,  the enhanced
Death Benefit under the Annuity Rewards program will be considered  when  calculating the amount due under the Enhanced  Beneficiary
Protection Optional Death Benefit.

Who is eligible for the Annuity Rewards benefit?
Owners can elect the Annuity  Rewards  Death  Benefit  enhancement  following the tenth (10th)  anniversary  of the Annuity's  Issue
Date.  However,  the  election is subject to the  requirement  that their  Account  Value on the  election  date is greater than the amount  that would be payable to their  Beneficiary  under the Death  Benefit  provided  under the Annuity as of the  election  date
(including any Optional  Death  Benefits other than the Enhanced  Beneficiary  Protection  Optional Death  Benefit).  If an Owner is
ineligible when he or she applies for the optional  benefit,  the Owner can elect the Annuity  Rewards Death Benefit  enhancement on any  subsequent  date if they otherwise  qualify.  The election must occur before annuity  payments  begin.  An Owner can only elect the Annuity Rewards Death Benefit  enhancement  once.  There is no additional  charge for electing the Annuity Rewards Death Benefit enhancement.

PAYMENT OF DEATH BENEFITS

Payment of Death Benefit to Beneficiary
Except in the case of a spousal Beneficiary, in the event of your death, the death benefit must be distributed:
|X|      as a lump sum amount at any time within five (5) years of the date of death; or
|X|      as a series of annuity  payments  not  extending  beyond the life  expectancy  of the  Beneficiary  or over the life of the
         Beneficiary.  Payments under this option must begin within one year of the date of death.

Unless you have made an  election  prior to death  benefit  proceeds  becoming  due, a  Beneficiary  can elect to receive  the Death
Benefit  proceeds as a series of fixed annuity  payments  (Annuity  Payment Options 1-4) or as a series of variable annuity payments
(Annuity Payment Options 1-3 or 5 and 6).  See the section entitled "What Types of Annuity Options are Available."

Spousal Beneficiary - Assumption of Annuity
You may name your  spouse as your  Beneficiary.  If you and your  spouse own the Annuity  jointly,  we assume that the sole  primary
Beneficiary will be the surviving spouse unless you elect an alternative  Beneficiary  designation.  Unless you elect an alternative
Beneficiary  designation,  the spouse  Beneficiary may elect to assume  ownership of the Annuity instead of taking the Death Benefit payment.  Any Death Benefit  (including any optional Death  Benefits)  that would have been payable to the  Beneficiary  will become the new  Account  Value as of the date we receive due proof of death and any  required  proof of a spousal  relationship.  As of the date the  assumption is  effective,  the  surviving  spouse will have all the rights and benefits that would be available  under the
Annuity to a new  purchaser of the same  attained  age.  For purposes of  determining  any future  Death  Benefit for the  surviving spouse,  the new Account Value will be  considered as the initial  Purchase  Payment.  No CDSC will apply to the new Account  Value.
However,  any additional  Purchase  Payments applied after the date the assumption is effective will be subject to all provisions of the Annuity.

See the section  entitled  "Managing  Your Annuity - Spousal  Contingent  Annuitant"  for a discussion of the treatment of a spousal
Contingent Annuitant in the case of the death of the Annuitant in an entity owned Annuity.

IRA Beneficiary Continuation Option
The Code  provides for  alternative  death benefit  payment  options when an Annuity is used as an IRA,  403(b) or other  "qualified investment" that requires Minimum  Distributions.  Upon the Owner's death under an IRA, 403(b) or other  "qualified  investment",  a
Beneficiary  may generally elect to continue the Annuity and receive  Minimum  Distributions  under the Annuity instead of receiving the death benefit in a single  payment.  The available  payment  options will depend on whether the Owner died on or before the date he or she was required to begin receiving Minimum Distributions under the Code and whether the Beneficiary is the surviving spouse.

|X|      If death  occurs  before the date Minimum  Distributions  must begin under the Code,  the Death  Benefit can be paid out in either a lump  sum,  within  five  years  from the date of death,  or over the life or life  expectancy  of the  designated
         Beneficiary  (as long as payments begin by December 31st of the year following the year of death).  However,  if the spouse is the  Beneficiary,  the Death  Benefit can be paid out over the life or life  expectancy of the spouse with such payments beginning no earlier than December  31st of the year  following the year of death or December 31st of the year in which the deceased would have reached age 70 1/2, which ever is later.

|X|      If death occurs  after the date  Minimum  Distributions  must begin under the Code,  the Death  Benefit must be paid out at least as rapidly as under the method then in effect.

A Beneficiary has the flexibility to take out more each year than required under the Minimum  Distribution  rules.  Until withdrawn, amounts in an IRA,  403(b) or other  "qualified  investment"  continue to be tax deferred.  Amounts  withdrawn each year,  including amounts  that are  required to be  withdrawn  under the Minimum  Distribution  rules,  are subject to tax. You may wish to consult a professional  tax advisor for tax advice as to your  particular  situation.  See the section  entitled "How are  Distributions  From
Qualified Contracts Taxed? - Minimum Distributions after age 70 1/2."

Upon election of this IRA Beneficiary Continuation option:

|X|      the Annuity contract will be continued in the Owner's name, for the benefit of the Beneficiary.
|X|      the Account Value will be equal to any Death Benefit  (including  any optional  Death Benefit) that would have been payable to the Beneficiary if they had taken a lump sum distribution.
|X|      the Beneficiary may request  transfers among  Sub-Accounts,  subject to the same limitations and restrictions  that applied to the Owner.  NOTE: The Sub-Accounts offered under the IRA Beneficiary Continuation option may be limited.
|X|      no additional Purchase Payments can be applied to the Annuity.
|X|      the basic Death Benefit and any optional Death Benefits elected by the Owner will no longer apply to the Beneficiary.
|X|      the  Beneficiary  can request a withdrawal  of all or a portion of the Account Value at any time without  application  of a
              CDSC.
|X|      upon the death of the  Beneficiary,  any remaining  Account Value will be paid in a lump sum to the person(s)  named by the
              Beneficiary.
|X|      all amounts in the Annuity  must be paid out to the  Beneficiary  according  to the Minimum  Distribution  rules  described above.

Please contact American Skandia for additional  information on the  availability,  restrictions and limitations that will apply to a
Beneficiary under the IRA Beneficiary Continuation option.

Are there any exceptions to these rules for paying the Death Benefit?
Yes,  there are exceptions  that apply no matter how your Death Benefit is calculated.  There are exceptions to the Death Benefit if the  decedent  was not the Owner or  Annuitant  as of the Issue  Date and did not  become  the Owner or  Annuitant  due to the prior
Owner's or  Annuitant's  death.  Any minimum Death Benefit that applies will be suspended for a two-year  period from the date he or she first became Owner or Annuitant.  After the two-year  suspension  period is completed,  the Death Benefit is the same as if this person had been an Owner or Annuitant on the Issue Date.

When do you determine the Death Benefit?
We  determine  the amount of the Death  Benefit as of the date we receive  "due  proof of  death",  any  instructions  we require to determine  the method of payment and any other  written  representations  we require to  determine  the proper  payment of the Death
Benefit to all  Beneficiaries.  "Due proof of death" may  include a certified  copy of a death  certificate,  a certified  copy of a decree of a court of competent  jurisdiction as to the finding of death or other  satisfactory  proof of death.  Upon our receipt of
"due proof of death" we  automatically  transfer the Death Benefit to the AST Money Market  Sub-Account  until we further  determine the universe of eligible  Beneficiaries.  Once the universe of eligible  Beneficiaries has been determined each eligible Beneficiary may allocate his or her eligible share of the Death Benefit to the Sub-Accounts according to our rules.

Each  Beneficiary  must make an  election  as to the method  they wish to receive  their  portion  of the Death  Benefit.  Absent an election  of a  Death  Benefit  payment  method,  no  Death  Benefit  can  be  paid  to the  Beneficiary.  We  may  require  written acknowledgment  of all named  Beneficiaries  before we can pay the Death Benefit.  During the period from the date of death until we receive all required paper work, the amount of the Death Benefit may be subject to market fluctuations.

Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

NOTE:  You may not elect the Plus40(TM)Optional Life Insurance Rider if you have elected the Enhanced Beneficiary Protection
Optional Death Benefit.

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The life insurance  coverage  provided under the Plus40(TM)Optional Life Insurance Rider ("Plus40(TM)rider" or the "Rider") is supported by American  Skandia's  general account and is not subject to, or registered as a security under,  either the Securities Act of 1933 or the Investment  Company Act of 1940.  Information  about the Plus40(TM)rider is included in this  Prospectus to help you understand the Rider and the  relationship  between the Rider and the value of your Annuity.  It is also included  because you can elect to pay for the Rider with taxable  withdrawals  from your Annuity.  The staff of the  Securities  and Exchange  Commission has not reviewed this information.  However,  the information may be subject to certain  generally  applicable  provisions of the Federal  securities laws regarding accuracy and completeness.
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The Plus40(TM)rider provides an income tax-free life insurance benefit to your  Beneficiary(ies)  equal to 40% of the Account Value of your  Annuity as of the date we receive  due proof of death,  subject to certain  adjustments,  restrictions  and  limitations.  The
Rider may be  especially  useful in  offsetting  federal and state taxes payable on any taxable gains in your Annuity at the time of your death.  The Rider is available in addition to the death  benefit  payable under the Annuity.  Whether the Rider is  appropriate for you  may  depend  on  your  particular  circumstances,  including  other  financial  resources  that  may be  available  to your
Beneficiary(ies)  to pay taxes on the gain in your Annuity  should you die during the  accumulation  period.  No amounts are payable under the Rider if you die on or after the date your  Account  Value is applied to begin  receiving  annuity  payments  or after you surrender the Annuity.  The Rider has no cash value.

Currently,  the Plus40(TM)rider is only offered and must be elected at the time that you purchase  your  Annuity.  We may, at a later date, allow existing Annuity Owners to purchase the Plus40(TM)rider subject to our rules and any changes or restrictions.

Please refer to Appendix D for a more complete description of the Plus40(TM)rider.

VALUING YOUR INVESTMENT

HOW IS MY ACCOUNT VALUE DETERMINED?
During the accumulation  period,  the Annuity has an Account Value. The Account Value is determined  separately for each Sub-account allocation and for each Fixed  Allocation.  The Account Value is the sum of the values of each Sub-account  allocation and the value of each Fixed  Allocation.  The Account  Value does not reflect any CDSC that may apply to a withdrawal  or  surrender.  The Account
Value includes any Credits we applied to your Purchase  Payments that we are entitled to recover under certain  circumstances.  When determining  the Account  Value on any day other than 30 days prior to a Fixed  Allocation's  Maturity  Date,  the Account Value may
include any Market Value Adjustment that would apply to a Fixed Allocation (if withdrawn or transferred) on that day.

WHAT IS THE SURRENDER VALUE OF MY ANNUITY?
The Surrender Value of your Annuity is the value  available to you on any day during the  accumulation  period.  The Surrender Value is equal to your Account  Value minus any CDSC,  the Annual  Maintenance  Fee and the charge for any  optional  Death  Benefit.  The
Surrender Value will also include any Market Value Adjustment that may apply.

HOW AND WHEN DO YOU VALUE THE SUB-ACCOUNTS?
When you  allocate  Account  Value  to a  Sub-Account,  you are  purchasing  units  of the  Sub-account.  Each  Sub-account  invests exclusively  in  shares  of an  underlying  Portfolio.  The  value of the  Units  fluctuate  with  the  market  fluctuations  of the
Portfolios.  The value of the Units also reflect the daily accrual for the Insurance Charge.

Each  Valuation  Day, we determine  the price for a Unit of each  Sub-account,  called the "Unit  Price." The Unit Price is used for determining  the value of  transactions  involving  Units of the  Sub-accounts.  We  determine  the number of Units  involved in any transaction by dividing the dollar value of the transaction by the Unit Price of the Sub-account as of the Valuation Day.

Example
Assume you allocate  $5,000 to a Sub-account.  On the Valuation Day you make the allocation,  the Unit Price is $14.83.  Your $5,000 buys  337.154  Units of the  Sub-account.  Assume  that  later,  you wish to  transfer  $3,000  of your  Account  Value  out of that
Sub-account  and  into  another  Sub-account.  On the  Valuation  Day you  request  the  transfer,  the Unit  Price of the  original
Sub-account  has  increased to $16.79.  To transfer  $3,000,  we sell 178.677  Units at the current Unit Price,  leaving you 158.477
Units.  We then buy $3,000 of Units of the new  Sub-account  at the Unit Price of $17.83.  You would then have 168.255  Units of the new Sub-account.

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At the end of the 10th Annuity Year, we will process a transaction where the number of units attributed to your Annuity is decreased and the unit value of each unit of the Sub-accounts in which the Owner was invested in increased.  The adjustment in the number of units and unit values will not affect the Owner's Account Value.  Beginning on that date, your Account Value will fluctuate based on the change in the value of the units that only reflect the Insurance Charge.
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HOW DO YOU VALUE FIXED ALLOCATIONS?
During the Guarantee  Period,  we use the concept of an Interim  Value.  The Interim Value can be calculated on any day and is equal to the initial value allocated to a Fixed  Allocation plus all interest  credited to a Fixed  Allocation as of the date  calculated.
The Interim  Value does not include the impact of any Market  Value  Adjustment.  If you made any  transfers or  withdrawals  from a
Fixed  Allocation,  the Interim Value will reflect the withdrawal of those amounts and any interest credited to those amounts before they were  withdrawn.  To determine  the Account Value of a Fixed  Allocation  on any day other than its Maturity  Date, we multiply the Account Value of the Fixed Allocation times the Market Value Adjustment factor.

WHEN DO YOU PROCESS AND VALUE TRANSACTIONS?
American Skandia is generally open to process  financial  transactions on those days that the New York Stock Exchange (NYSE) is open for  trading.  There  may be  circumstances  where  the NYSE  does not open on a  regularly  scheduled  date or time or closes at an earlier time than scheduled  (normally  4:00 p.m. EST).  Financial  transactions  requested  before the close of the NYSE which meet our requirements will be processed according to the value next determined  following the close of business.  Financial  transactions requested  on a  non-business  day or after the close of the NYSE will be  processed  based on the value next  computed  on the next business  day.  There may be  circumstances  when the  opening or closing  time of the NYSE is  different  than  other  major  stock exchanges,  such as NASDAQ or the  American  Stock  Exchange.  Under such  circumstances,  the closing time of the NYSE will be used when valuing and processing transactions.

There may be circumstances  where the NYSE is open,  however,  due to inclement  weather,  natural  disaster or other  circumstances beyond  our  control,  our  offices  may  be  closed  or  our  business  processing  capabilities  may be  restricted.  Under  those circumstances,  your Account Value may fluctuate  based on changes in the Unit Values,  but you may not be able to transfer  Account
Value, or make a purchase or redemption request.

The NYSE is closed on the following nationally  recognized  holidays:  New Year's Day, Martin Luther King, Jr. Day, Presidents' Day,
Good Friday,  Memorial Day,  Independence  Day,  Labor Day,  Thanksgiving,  and Christmas.  On those dates,  we will not process any financial transactions involving purchase or redemption orders.

American Skandia will also not process financial transactions involving purchase or redemption orders or transfers on any day that:
|X|      trading on the NYSE is restricted;
|X|      an emergency exists making redemption or valuation of securities held in the separate account impractical; or
|X|      the SEC, by order, permits the suspension or postponement for the protection of security holders.

Initial  Purchase  Payments:  We are required to allocate  your initial  Purchase  Payment to the  Sub-accounts  within two (2) days after we receive  all of our  requirements  to issue the  Annuity.  If we do not have all the  required  information  to allow us to issue your  Annuity,  we may retain  the  Purchase  Payment  while we try to reach you or your  representative  to obtain all of our requirements.  If we are unable to obtain all of our  required  information  within  five (5) days,  we are  required  to return the
Purchase Payment at that time,  unless you  specifically  consent to our retaining the Purchase Payment while we gather the required information.  Once we obtain the  required  information,  we will invest the Purchase  Payment and issue the Annuity  within two (2)
days.  During any period that we are trying to obtain the required information, your money is not invested.

Additional  Purchase  Payments:  We will apply any  additional  Purchase  Payments on the Valuation Day that we receive the Purchase
Payment with satisfactory allocation instructions.

Scheduled  Transactions:  "Scheduled"  transactions  include  transfers  under  a  Dollar  Cost  Averaging,  rebalancing,  or  asset allocation program,  Systematic  Withdrawals,  Minimum Distributions or annuity payments.  Scheduled  transactions are processed and valued as of the date they are scheduled,  unless the scheduled day is not a Valuation Day. In that case,  the  transaction  will be processed and valued on Valuation Day prior to the scheduled transaction date.

Unscheduled  Transactions:   "Unscheduled"  transactions  include  any  other  non-scheduled  transfers  and  requests  for  Partial
Withdrawals  or Free  Withdrawals  or  Surrenders.  Unscheduled  transactions  are  processed  and valued as of the Valuation Day we receive the request at our Office and have all of the required information.

Medically-related  Surrenders & Death  Benefits:  Medically-related  surrender  requests and Death Benefit claims require our review and evaluation before  processing.  We price such transactions as of the date we receive at our Office all supporting  documentation we require for such transaction and that are satisfactory to us.

Transactions in ProFunds VP Sub-accounts:  Generally,  purchase or redemption  orders or transfer requests must be received by us by no later than the close of the New York Stock  Exchange to be  processed  on the current  Valuation  Day.  However,  any purchase or redemption order or transfer request  involving the ProFunds VP Sub-accounts  must be received by us no later than one hour prior to any announced  closing of the applicable  securities  exchange  (generally,  3:00 p.m.  Eastern time) to be processed on the current
Valuation  Day. The "cut-off" time for such financial  transactions  involving a ProFunds VP Sub-account  will be extended to1/2hour prior to any announced  closing  (generally,  3:30 p.m. Eastern time) for  transactions  submitted  electronically  through American
Skandia's  Internet  website  (www.americanskandia.com).  You cannot  request a transaction  involving  the purchase,  redemption or transfer  of Units in one of the  ProFunds  VP  Sub-accounts  between  the  applicable  "cut-off"  time and 4:00  p.m.  Transactions received after 4:00 p.m. will be treated as received by us on the next Valuation Day.

TAX CONSIDERATIONS

WHAT ARE SOME OF THE FEDERAL TAX CONSIDERATIONS OF THIS ANNUITY?
Following is a brief summary of some of the Federal tax  considerations  relating to this Annuity.  However,  since the tax laws are complex and tax consequences are affected by your individual  circumstances,  this summary of our interpretation of the relevant tax laws is not  intended  to be  fully  comprehensive  nor is it  intended  as tax  advice.  Therefore,  you  may  wish  to  consult  a professional tax advisor for tax advice as to your particular situation.

HOW ARE AMERICAN SKANDIA AND THE SEPARATE ACCOUNTS TAXED?
The Separate  Accounts are taxed as part of American  Skandia.  American Skandia is taxed as a life insurance  company under Part I, subchapter  L of the Code.  No taxes are due on  interest,  dividends  and  short-term  or  long-term  capital  gains  earned by the
Separate Accounts with respect to the Annuities.

IN GENERAL, HOW ARE ANNUITIES TAXED?
Section 72 of the Code governs the taxation of annuities in general.  Taxation of the Annuity will depend in large part on:

1.       whether the Annuity is used by:
|X|      a qualified  pension plan,  profit  sharing plan or other  retirement  arrangement  that is eligible for special  treatment under the Code (for purposes of this discussion, a "Qualified Contract"); or
|X|      an individual or a corporation, trust or partnership (a "Non-qualified Contract"); and

2.       whether the Owner is:
|X|      an individual person or persons; or
|X|      an entity including a corporation, trust or partnership.

Individual  Ownership:  If one or more  individuals own an Annuity,  the Owner of the Annuity is generally not taxed on any increase in the value of the Annuity  until an amount is received (a  "distribution").  This is  commonly  referred to as "tax  deferral".  A distribution  can be in the form of a lump sum payment  including  payment of a Death Benefit,  or in annuity  payments under one of the annuity payment options.  Certain other transactions may qualify as a distribution and be subject to taxation.

Entity  Ownership:  If the Annuity is owned by an entity and is not a Qualified  Contract,  generally  the Owner of the Annuity must currently  include  any  increase in the value of the Annuity  during a tax year in its gross  income.  An  exception  from  current taxation  applies for annuities held by an employer with respect to a terminated  tax-qualified  retirement plan, a trust holding an annuity as an agent for a natural  person,  or by a decedent's  estate by reason of the death of the decedent.  A tax-exempt  entity for Federal tax purposes will not be subject to income tax as a result of this provision.

HOW ARE DISTRIBUTIONS TAXED?
Distributions from an Annuity are taxed as ordinary income and not as capital gains.

Distributions  Before  Annuitization:  Distributions  received before annuity  payments begin are generally  treated as coming first from "income on the contract" and then as a return of the  "investment  in the  contract".  The amount of any  distribution  that is treated  as receipt of  "income  on the  contract"  is  includible  in the  taxpayer's  gross  income and  taxable in the year it is received.  The amount of any  distribution  treated as a return of the  "investment  in the  contract"  is not  includible  in gross income.

|X|      "Income on the  contract" is calculated by  subtracting  the  taxpayer's  "investment  in the contract"  from the aggregate value of all "related contracts" (discussed below).
|X|      "Investment  in the  contract"  is equal to  total  purchase  payments  for all  "related  contracts"  minus  any  previous distributions  or portions of such  distributions  from such  "related  contracts"  that were not  includible  in gross income.
     "Investment  in the  contract"  may be affected by whether an annuity or any  "related  contract"  was  purchased  as part of a tax-free  exchange of life insurance,  endowment,  or annuity  contracts under Section 1035 of the Code. The "investment in the contract" for a Qualified Contract will be considered zero for tax reporting purposes.

Distributions  After  Annuitization:  A portion of each  annuity  payment  received on or after the Annuity  Date will  generally be taxable.  The taxable  portion of each annuity  payment is determined by a formula which  establishes the ratio that the "investment in the contract"  bears to the total value of annuity  payments to be made.  This is called the  "exclusion  ratio." The  investment in the contract is excluded  from gross income.  Any portion of an annuity  payment  received that exceeds the exclusion  ratio will be entirely  includible  in gross  income.  The formula for  determining  the  exclusion  ratio  differs  between fixed and variable annuity  payments.  When annuity  payments  cease  because of the death of the person upon whose life  payments are based and, as of the date of death,  the  amount of  annuity  payments  excluded  from  taxable  income by the  exclusion  ratio  does not exceed the
"investment in the contract," then the remaining  portion of unrecovered  investment is allowed as a deduction by the beneficiary in the tax year of such death.

Penalty Tax on  Distributions:  Generally,  any  distribution  from an annuity  not used in  conjunction  with a Qualified  Contract
(Qualified  Contracts are  discussed  below) is subject to a penalty  equal to 10% of the amount  includible  in gross income.  This penalty does not apply to certain distributions, including:
|X|      Distributions made on or after the taxpayer has attained age 591/2;
|X|      Distributions made on or after the death of the contract owner, or, if the owner is an entity, the death of the annuitant;
|X|      Distributions attributable to the taxpayer's becoming disabled;
|X|      Distributions  which are part of a series of  substantially  equal periodic  payments for the life (or life  expectancy) of the taxpayer (or the joint lives of the taxpayer and the taxpayer's Beneficiary);
|X|      Distributions of amounts which are treated as "investments in the contract" made prior to August 14, 1982;
|X|

Payments under an immediate annuity as defined in the Code;
|X|      Distributions under a qualified funding asset under Code Section 130(d); or
|X|      Distributions  from an annuity  purchased by an employer on the termination of a qualified pension plan that is held by the employer until the employee separates from service.

Special rules  applicable to "related  contracts":  Contracts  issued by the same insurer to the same contract owner within the same calendar year (other than certain  contracts owned in connection with a tax-qualified  retirement  arrangement) are to be treated as one annuity contract when determining the taxation of distributions  before  annuitization.  We refer to these contracts as "related contracts."  In situations  involving  related  contracts we believe that the values under such  contracts and the investment in the contracts  will be added  together to determine the proper  taxation of a  distribution  from any one contract  described  under the section  "Distributions  before  Annuitization."  Generally,  distributions  will be  treated  as coming  first  from  income on the contract  until all of the  income on all such  related  contracts  is  withdrawn,  and then as a return  of the  investment  in the contract.  There is some uncertainty  regarding the manner in which the Internal  Revenue Service would view related  contracts when one or more  contracts are immediate  annuities or are contracts that have been  annuitized.  The Internal  Revenue  Service has not issued guidance  clarifying this issue as of the date of this Prospectus.  You are  particularly  cautioned to seek advice from your own tax advisor on this matter.

Special  concerns  regarding  "substantially  equal  periodic  payments":  (also  known as  "72(t)" or  "72(q)"  distributions)  Any modification to a program of  distributions  which are part of a series of substantially  equal periodic  payments that occur before the later of the taxpayer  reaching age 59 1/2or five (5) years from the first of such payments will result in the  requirement to pay the 10%  premature  distribution  penalty  that would have been due had the payments  been  treated as subject to the 10%  premature distribution  penalty in the years  received,  plus  interest.  This does not apply when the  modification  is by reason of death or disability.  American Skandia does not currently support a section 72(q) program.

Special concerns regarding immediate  annuities:  The Internal Revenue Service has ruled that the immediate annuity exception to the
10% penalty described above under "Penalty Tax on Distributions" for  "non-qualified"  immediate annuities as defined under the Code may not apply to annuity payments under a contract  recognized as an immediate  annuity under state insurance law obtained  pursuant to an exchange of a contract if: (a) purchase  payments for the exchanged  contract  were  contributed  or deemed to be  contributed more than one year  prior to the  annuity  starting  date  under the  immediate  annuity;  and (b) the  annuity  payments  under the immediate annuity do not meet the requirements of any other exception to the 10% penalty.

Special rules in relation to tax-free  exchanges under Section 1035:  Section 1035 of the Code permits certain tax-free exchanges of a life insurance,  annuity or endowment  contract for an annuity.  If an annuity is purchased  through a tax-free exchange of a life insurance,  annuity or endowment contract that was purchased prior to August 14, 1982, then any distributions  other than as annuity payments will be considered to come:
|X|      First, from the amount of "investment in the contract" made prior to August 14, 1982 and exchanged into the annuity;
|X|      Then,  from any "income on the  contract"  that is  attributable  to the  purchase  payments  made prior to August 14, 1982
       (including income on such original purchase payments after the exchange);
|X|      Then, from any remaining "income on the contract"; and
|X|      Lastly, from the amount of any "investment in the contract" made after August 13, 1982.

Therefore,  to the extent a distribution is equal to or less than the remaining  investment in the contract made prior to August 14,
1982,  such amounts are not included in taxable  income.  Further,  distributions  received  that are  considered  to be a return of investment on the contract from purchase  payments made prior to August 14, 1982, such  distributions are not subject to the 10% tax penalty.  In all other respects,  the general  provisions of the Code apply to distributions from annuities obtained as part of such an exchange.

Partial  surrenders  may be treated in the same way as tax-free  1035  exchanges of entire  contracts,  therefore  avoiding  current taxation  of any gains in the  contract  as well as the 10% IRS tax penalty on pre-age 59 1/2withdrawals.  The IRS has  reserved  the right to treat  transactions it considers abusive as ineligible for this favorable partial 1035 exchange  treatment.  We do not know what transactions may be considered  abusive.  For example,  we do not know how the IRS may view early withdrawals or annuitizations after a  partial  exchange.  As of the  date of this  prospectus,  we will  treat a  partial  surrender  of this  type  involving  a non-qualified  annuity  contract as a "tax-free"  exchange  for future tax  reporting  purposes,  except to the extent that we, as a reporting and withholding agent,  believe that we would be expected to deem the transaction to be abusive.  However,  some insurance companies may not recognize  these partial  surrenders  as tax-free  exchanges and may report them as taxable  distributions  to the extent of any gain  distributed  as well as subjecting the taxable  portion of the  distribution  to the 10% IRS early  distribution penalty.  We  strongly  urge you to  discuss  any  transaction  of this  type  with  your tax  advisor  before  proceeding  with the transaction.

There is no guidance from the Internal Revenue Service as to whether a partial  exchange from a life insurance  contract is eligible for  non-recognition  treatment  under Section 1035 of the Code. We will continue to report a partial  surrender of a life insurance policy as subject to current  taxation to the extent of any gain.  In addition,  please be cautioned  that no specific  guidance has been provided as to the impact of such a transaction  for the remaining life  insurance  policy,  particularly  as to the subsequent methods  to be used to test for  compliance  under  the Code for both the  definition  of life  insurance  and the  definition  of a modified endowment contract.

Special  Considerations  for  Purchasers of the Enhanced  Beneficiary  Protection  Optional  Death  Benefit:  As of the date of this
Prospectus,  it is our understanding  that the charges related to the optional Death Benefit are not subject to current taxation and we will not  report  them as such.  However,  the IRS could  take the  position  that  these  charges  should be  treated as partial withdrawals  subject to current  taxation to the extent of any gain and, if  applicable,  the 10% tax penalty.  We reserve the right to report charges for the optional Death Benefit as partial  withdrawals if we, as a reporting and withholding  agent,  believe that we would be expected to report them as such.

WHAT TAX CONSIDERATIONS ARE THERE FOR TAX-QUALIFIED RETIREMENT PLANS OR QUALIFIED CONTRACTS?
An annuity may be suitable as a funding vehicle for various types of  tax-qualified  retirement  plans.  We have provided  summaries of the types of  tax-qualified  retirement  plans with which we may issue an Annuity.  These summaries  provide general  information about the tax rules and are not intended to be complete  discussions.  The tax rules regarding  qualified  plans are complex.  These rules may include  limitations on contributions and restrictions on distributions,  including  additional  taxation of distributions and  additional  penalties.  The terms and  conditions  of the  tax-qualified  retirement  plan may  impose  other  limitations  and restrictions  that are in addition to the terms of the Annuity.  The  application  of these rules  depends on  individual  facts and circumstances.  Before  purchasing an Annuity for use in a qualified  plan, you should obtain  competent tax advice,  both as to the tax treatment and suitability of such an investment.  American  Skandia does not offer all of its annuities to all of these types of tax-qualified retirement plans.

Corporate  Pension and  Profit-sharing  Plans:  Annuities may be used to fund  employee  benefits of various  corporate  pension and profit-sharing  plans  established by corporate  employers  under Section 401(a) of the Code including  401(k) plans.  Contributions to such plans are not taxable to the employee until  distributions  are made from the retirement plan. The Code imposes  limitations on the amount that may be contributed  and the timing of  distributions.  The tax treatment of  distributions  is subject to special provisions of the Code, and also depends on the design of the specific  retirement plan.  There are also special  requirements as to participation, nondiscrimination, vesting and nonforfeitability of interests.

H.R. 10 Plans:  Annuities  may also be used to fund  benefits of retirement  plans  established  by  self-employed  individuals  for themselves and their  employees.  These are commonly  known as "H.R. 10 Plans" or "Keogh Plans".  These plans are subject to most of the same types of limitations and  requirements as retirement  plans  established by corporations.  However,  the exact  limitations and requirements may differ from those for corporate plans.

Tax Sheltered  Annuities:  Under Section 403(b) of the Code, a tax sheltered annuity ("TSA") is a contract into which  contributions may be  made  by  certain  qualifying  employers  such  as  public  schools  and  certain  charitable,  educational  and  scientific organizations  specified  in Section  501(c)(3)  for the  benefit of their  employees.  Such  contributions  are not  taxable to the employee  until  distributions  are made from the TSA.  The Code  imposes  limits on  contributions,  transfers  and  distributions.
Nondiscrimination requirements also apply.

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Under a TSA, you may be prohibited from taking  distributions  from the contract  attributable to  contributions  made pursuant to a salary reduction agreement unless the distribution is made:
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|X|      After the participating employee attains age 59 1/2;
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|X|      Upon separation from service, death or disability; or
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|X|      In the case of financial hardship (subject to restrictions).
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Section 457 Plans:  Under Section 457 of the Code,  deferred  compensation  plans  established by governmental and certain other tax exempt  employers  for their  employees  may invest in annuity  contracts.  The Code limits  contributions  and  distributions,  and imposes  eligibility  requirements as well.  Contributions  are not taxable to employees until  distributed from the plan.  However, plan assets  remain the  property of the  employer  and are subject to the claims of the  employer's  general  creditors  until such assets are made available to participants or their beneficiaries.

Individual  Retirement Programs or "IRAs":  Section 408 of the Code allows eligible individuals to maintain an individual retirement account or individual  retirement  annuity  ("IRA").  IRAs are subject to  limitations  on the amount that may be  contributed,  the contributions  that may be deducted  from  taxable  income,  the persons who may be eligible to  establish  an IRA and the time when distributions  must commence.  Further,  an Annuity may be established with  "roll-over"  distributions  from certain  tax-qualified retirement plans and maintain the tax-deferred status of these amounts.

Roth IRAs:  A form of IRA is also  available  called a "Roth  IRA".  Contributions  to a Roth IRA are not tax  deductible.  However, distributions  from a Roth IRA are free from  Federal  income taxes and are not subject to the 10% penalty tax if five (5) tax years have passed since the first  contribution  was made or any conversion from a traditional  IRA was made and the  distribution is made
                                                                                                       ---
(a) once the taxpayer is age 59 1/2or older,  (b) upon the death or disability of the taxpayer,  or (c) for qualified  first-time home buyer expenses,  subject to certain  limitations.  Distributions  from a Roth IRA that are not "qualified" as described above may be subject to Federal income and penalty taxes.

Purchasers  of IRAs and Roth  IRAs  will  receive a  special  disclosure  document,  which  describes  limitations  on  eligibility, contributions,  transferability  and  distributions.  It also  describes  the  conditions  under which  distributions  from IRAs and qualified plans may be rolled over or transferred into an IRA on a tax-deferred  basis and the conditions under which  distributions from traditional IRAs may be rolled over to, or the traditional IRA itself may be converted into, a Roth IRA.

SEP IRAs:  Eligible  employers  that meet  specified  criteria may  establish  Simplified  Employee  Pensions or SEP IRAs.  Employer
contributions  that may be made to employee SEP IRAs are larger than the amounts that may be  contributed  to other IRAs, and may be deductible to the employer.

HOW ARE DISTRIBUTIONS FROM QUALIFIED CONTRACTS TAXED?
Distributions  from  Qualified  Contracts are generally  taxed under  Section 72 of the Code.  Under these rules,  a portion of each distribution  may be excludable  from income.  The  excludable  amount is the proportion of a  distribution  representing  after-tax contributions.  Generally,  a 10% penalty tax applies to the taxable portion of a distribution from a Qualified  Contract made prior to age 59 1/2.  However, the 10% penalty tax does not apply when the distribution:
|X|      is part of a properly executed transfer to another IRA or another eligible qualified account;
|X|      is subsequent to the death or  disability  of the taxpayer (for this purpose  disability is as defined in Section  72(m)(7)
     of the Code);
|X|      is part of a series  of  substantially  equal  periodic  payments  to be paid not less  frequently  than  annually  for the taxpayer's life or life expectancy or for the joint lives or life expectancies of the taxpayer and a designated beneficiary;
|X|      is subsequent to a separation from service after the taxpayer attains age 55*;
|X|      does not exceed the employee's allowable deduction in that tax year for medical care*;
|X|      is made to an alternate payee pursuant to a qualified domestic relations order*; and
|X|      is made pursuant to an IRS levy.

The exceptions above which are followed by an asterisk (*) do not apply to IRAs.  Certain other exceptions may be available.

Minimum  Distributions  after age 70 1/2: A participant's  interest in a Qualified Contract must generally be distributed,  or begin to be distributed, by the "required beginning date".  This is April 1st of the calendar year following the later of:
|X|      the calendar year in which the individual attains age 70 1/2; or
|X|      the calendar  year in which the  individual  retires from service with the employer  sponsoring  the plan.  The  retirement option is not available to IRAs.

The IRS has released proposed  Treasury  regulations  containing new Minimum  Distribution  rules.  Under the new rules, the Minimum
Distribution  amount  will be lower  for the vast  majority  of  individuals.  The new  rules are  available,  at the  option of the individual,  for  Minimum  Distributions  required  in the year 2001.  For Minimum  Distributions  required in 2002 and beyond,  the individual must utilize the new Minimum Distribution rules.

Under existing  Minimum  Distribution  rules,  the  participant's  entire  interest must be distributed  beginning no later than the required  beginning date over a period which may not extend beyond a maximum of the life or life  expectancy of the  participant (or the life  expectancies  of the owner and a  designated  beneficiary).  Each  annual  distribution  must  equal or exceed a  "minimum distribution  amount" which is determined by dividing the account value by the applicable  life expectancy or pursuant to an annuity payout.  If the account  balance is used,  it generally is based upon the Account  Value as of the close of business on the last day of the previous calendar year.

If the  participant  dies before  reaching his or her  "required  beginning  date",  his or her entire  interest  must  generally be distributed  within five (5) years of death.  However,  this rule will be deemed satisfied if  distributions  begin before the close of the calendar year following death to a designated  beneficiary (or over a period not extending  beyond the life expectancy of the beneficiary).  If the Beneficiary is the individual's surviving spouse,  distributions may be delayed until the deceased owner would have  attained  age 701/2. A  surviving  spouse  would  also have the  option to assume the IRA as his or her own if he or she is the sole designated  beneficiary.  If a participant dies after reaching his or her required  beginning date or after  distributions have commenced,  the  individual's  interest must  generally be distributed  at least as rapidly as under the method of  distribution  in effect at the time of the individual's death.

If the amount  distributed is less than the minimum  required  distribution for the year, the participant is subject to a 50% tax on the amount that was not properly distributed.

Under the new Minimum  Distribution  rules, a uniform life expectancy table will be utilized by all participants except those with a spouse who is more than ten (10)  years  younger  than the  participant.  In that case,  the new rules  permit  the  participant  to utilize the actual life  expectancies of the  participant  and the spouse.  In addition,  the designated  beneficiary  under the new rules  is not  determined  until  December  31 of the year  following  the  year of the  participant's  death.  In most  cases,  the beneficiary  may be  changed  during  the  participant's  lifetime  with no  affect on the  Minimum  Distributions.  At  death,  the designated  Beneficiary  may take  Minimum  Distributions  over  his/her  life  expectancy  or in a lump sum.  In the  absence  of a designated beneficiary, the beneficiary may take a lump sum or distributions over five (5) years.

It is  important  to note that the new  Minimum  Distribution  rules may not apply to certain  qualified  retirement  plans (at this time), but currently generally apply to IRA's and 403(b)'s.

GENERAL TAX CONSIDERATIONS

Diversification:  Section  817(h) of the Code provides that a variable  annuity  contract,  in order to qualify as an annuity,  must have an "adequately  diversified"  segregated asset account (including  investments in a mutual fund by the segregated asset account of  insurance  companies).  If the  diversification  requirements  under the Code are not met and the  annuity is not  treated as an annuity,  the  taxpayer  will be subject to income tax on the annual gain in the  contract.  The Treasury  Department's  regulations prescribe the diversification  requirements for variable annuity contracts.  We believe the underlying mutual fund portfolios should comply with the terms of these regulations.

Transfers Between Investment  Options:  Transfers between investment  options are not subject to taxation.  The Treasury  Department may  promulgate  guidelines  under  which a variable  annuity  will not be treated as an annuity for tax  purposes  if persons  with ownership  rights have excessive  control over the  investments  underlying  such variable  annuity.  Such guidelines may or may not address the number of investment  options or the number of transfers  between  investment  options offered under a variable annuity.
It is not known whether such guidelines,  if in fact promulgated,  would have retroactive  effect. It is also not known what effect, if any, such guidelines may have on transfers  between the investment  options of the Annuity offered  pursuant to this  Prospectus.
We will take any action,  including  modifications to your Annuity or the  Sub-accounts,  required to comply with such guidelines if promulgated.

Federal  Income Tax  Withholding:  Section  3405 of the Code  provides  for  Federal  income  tax  withholding  on the  portion of a distribution  which is  includible  in the gross  income of the  recipient.  Amounts to be  withheld  depend  upon the nature of the distribution.  However,  under most  circumstances  a recipient  may elect not to have income  taxes  withheld or have income  taxes withheld at a different rate by filing a completed election form with us.

Certain  distributions,  known as  eligible  rollover  distributions,  from  Qualified  Contracts,  are  subject  to  automatic  20%
withholding for Federal income taxes. The following  distributions  are not eligible  rollover  distributions and not subject to 20%
withholding::
|X|      any portion of a distribution paid as Minimum Distributions;
|X|      direct transfers to the trustee of another retirement plan;
|X|      distributions from an individual retirement account or individual retirement annuity;
|X|      distributions  made as  substantially  equal periodic  payments for the life or life  expectancy of the  participant in the retirement plan or the life or life expectancy of such participant and his or her designated beneficiary under such plan;
|X|      distributions  that are part of a series of substantial  periodic  payments pursuant to Section 72(q) or 72(t) of the Code;
     and
|X|      certain other distributions where automatic 20% withholding may not apply.

Loans,  Assignments  and Pledges:  Any amount  received  directly or indirectly  as a loan from, or any  assignment or pledge of any portion of the value of, an annuity before annuity  payments have begun are treated as a distribution  subject to taxation under the distribution  rules set forth  above.  Any gain in an annuity on or after the  assignment  or pledge of an entire  annuity and while such  assignment  or pledge  remains  in effect is  treated as  "income  on the  contract"  in the year in which it is  earned.  For annuities not issued as Qualified  Contracts,  the cost basis of the annuity is increased by the amount of any  assignment or pledge includible  in gross  income.  The cost basis is not affected by any repayment of any loan for which the annuity is collateral or by payment of any interest thereon.

Gifts:  The gift of an annuity to someone  other than the spouse of the owner (or former  spouse  incident to a divorce) is treated, for income tax purposes, as a distribution.

Estate and Gift Tax  Considerations:  You should obtain  competent tax advice with respect to possible  federal and state estate and gift tax consequences flowing from the ownership and transfer of annuities.

Generation-Skipping  Transfers:  Under the Code  certain  taxes may be due when all or part of an  annuity is  transferred  to, or a death  benefit is paid to, an  individual  two or more  generations  younger than the  contract  holder.  These  generation-skipping transfers  generally  include those subject to federal  estate or gift tax rules.  There is an aggregate $1 million  exemption  from taxes for all such  transfers.  We may be required to determine  whether a  transaction  is a direct skip as defined in the Code and the amount of the  resulting  tax. We will  deduct from your  Annuity or from any  applicable  payment  treated as a direct skip any amount of tax we are required to pay.

Considerations  for Contingent  Annuitants:  There may be adverse tax consequences if a contingent  annuitant  succeeds an annuitant when the Annuity is owned by a trust that is neither tax exempt nor  qualifies  for preferred  treatment  under certain  sections of the Code.  In general,  the Code is designed  to prevent  indefinite  deferral  of tax.  Continuing  the benefit of tax  deferral by naming one or more contingent  annuitants  when the Annuity is owned by a  non-qualified  trust might be deemed an attempt to extend the tax deferral for an indefinite  period.  Therefore,  adverse tax treatment may depend on the terms of the trust, who is named as contingent  annuitant,  as well as the  particular  facts and  circumstances.  You should  consult your tax advisor  before naming a contingent annuitant if you expect to use an Annuity in such a fashion.

GENERAL INFORMATION

HOW WILL I RECEIVE STATEMENTS AND REPORTS?
We send any  statements  and reports  required by applicable  law or  regulation  to you at your last known  address of record.  You should  therefore give us prompt notice of any address change.  We reserve the right, to the extent  permitted by law and subject to your prior  consent,  to provide  any  prospectus,  prospectus  supplements,  confirmations,  statements  and  reports  required  by applicable law or regulation to you through our Internet Website at  http://www.americanskandia.com  or any other electronic  means, including  diskettes or CD ROMs. We send a confirmation  statement to you each time a transaction  is made affecting  Account Value, such as making additional Purchase Payments,  transfers,  exchanges or withdrawals.  We also send quarterly statements detailing the activity  affecting your Annuity during the calendar quarter.  You may request  additional  reports.  We reserve the right to charge up to $50 for each such additional  report.  Instead of immediately  confirming  transactions made pursuant to some type of periodic transfer  program (such as a dollar cost averaging  program) or a periodic  Purchase  Payment  program,  such as a salary  reduction arrangement,  we may confirm such  transactions  in quarterly  statements.  You should review the  information  in these  statements carefully.

All errors or  corrections  must be reported to us at our Office as soon as possible to assure  proper  accounting  to your Annuity.
For transactions  that are confirmed  immediately,  we assume all transactions are accurate unless you notify us otherwise within 10 days from the date you receive the  confirmation.  For transactions that are first confirmed on the quarterly  statement,  we assume all  transactions  are  accurate  unless  you  notify us  within 10 days from the date you  receive  the  quarterly  statement.  All transactions  confirmed  immediately or by quarterly  statement are deemed  conclusive  after the applicable  10-day period.  We may also send an annual report and a semi-annual  report  containing  applicable  financial  statements for the Separate Account and the
Portfolios,  as of December 31 and June 30,  respectively,  to Owners or, with your prior  consent,  make such  documents  available electronically through our Internet Website or other electronic means.

WHO IS AMERICAN SKANDIA?
American Skandia Life Assurance  Corporation  ("American  Skandia") is a stock life insurance  company domiciled in Connecticut with licenses in all 50 states and the District of Columbia.  American Skandia is a wholly-owned  subsidiary of American  Skandia,  Inc., whose  ultimate  parent  is  Skandia  Insurance  Company  Ltd.,  a  Swedish  company.  American  Skandia  markets  its  products  to broker-dealers  and financial  planners  through an internal field marketing  staff. In addition,  American  Skandia markets through and in conjunction with financial institutions such as banks that are permitted directly, or through affiliates, to sell annuities.

American Skandia is in the business of issuing variable annuity and variable life insurance  contracts.  American Skandia  currently offers the following  products:  (a) flexible  premium  deferred  annuities and single  premium fixed  deferred  annuities  that are registered  with the SEC; (b) certain  other fixed  deferred  annuities  that are not  registered  with the SEC;  (c) certain  group variable  annuities  that are exempt from  registration  with the SEC that serve as funding  vehicles for various types of qualified pension and profit sharing plans;  (d) a single premium  variable life insurance  policy that is registered  with the SEC; and (e) a flexible  premium life  insurance  policy that is  registered  with the SEC. No company  other than  American  Skandia has any legal responsibility to pay amounts that it owes under its variable annuity and variable life insurance contracts.

WHAT ARE SEPARATE ACCOUNTS?
The separate  accounts are where American  Skandia sets aside and invests the assets of some of our Annuities.  In the  accumulation period,  assets supporting Account Values of the Annuities are held in separate accounts  established under the laws of the State of
Connecticut.  We are the legal owner of assets in the separate  accounts.  In the payout  phase,  assets  supporting  fixed  annuity payments and any  adjustable  annuity  payments we make  available are held in our general  account.  Income,  gains and losses from assets  allocated to these separate  accounts are credited to or charged against each such separate  account without regard to other income,  gains or losses of  American  Skandia or of any other of our  separate  accounts.  These  assets  may only be charged  with liabilities  which arise from the Annuities issued by American  Skandia.  The amount of our obligation in relation to allocations to the Sub-accounts is based on the investment  performance of such Sub-accounts.  However, the obligations  themselves are our general corporate obligations.

Separate Account B
During the accumulation  period, the assets supporting  obligations based on allocations to the variable investment options are held in Class 9 Sub-accounts of American Skandia Life Assurance  Corporation  Variable  Account B, also referred to as "Separate  Account
B". Separate  Account B consists of multiple  Sub-accounts.  The name of each Sub-account  generally  corresponds to the name of the underlying  Portfolio.  Separate Account B was established by us pursuant to Connecticut  law.  Separate Account B also holds assets of other annuities  issued by us with values and benefits that vary according to the investment  performance of Separate  Account B.
The  Sub-accounts  of this  Annuity are all Class 9  Sub-accounts  of  Separate  Account B. Each class of  Sub-accounts  in Separate
Account B has a different level of charges  assessed against such  Sub-accounts.  You will find additional  information  about these underlying mutual funds and portfolios in the prospectuses for such funds.

Separate  Account B is  registered  with the SEC under the  Investment  Company  Act of 1940  ("Investment  Company  Act") as a unit investment trust, which is a type of investment company.  The SEC does not supervise  investment  policies,  management or practices of Separate Account B.  Each Sub-account invests only in a single mutual fund or mutual fund portfolio.

We reserve the right to make  changes to the  Sub-accounts  available  under the Annuity as we determine  appropriate.  We may offer new  Sub-accounts,  eliminate  Sub-accounts,  or combine  Sub-accounts  at our sole  discretion.  We may also close  Sub-accounts to additional  Purchase  Payments on existing Annuity  contracts or close  Sub-accounts  for Annuities  purchased on or after specified dates.  We may also substitute an underlying  mutual fund or portfolio of an underlying  mutual fund for another  underlying  mutual fund or  portfolio  of an  underlying  mutual fund,  subject to our receipt of any  exemptive  relief that we are required to obtain under the  Investment  Company  Act of 1940.  We will  notify  Owners of changes  we make to the  Sub-accounts  available  under the
Annuity.

Values and benefits based on  allocations to the  Sub-accounts  will vary with the investment  performance of the underlying  mutual funds or fund  portfolios,  as  applicable.  We do not  guarantee  the  investment  results of any  Sub-account.  Your Account Value allocated  to the  Sub-accounts  may increase or  decrease.  You bear the entire  investment  risk.  There is no assurance  that the
Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.

Separate Account D
During the  accumulation  period,  assets  supporting our obligations  based on Fixed  Allocations are held in American Skandia Life
Assurance  Corporation  Separate  Account  D, also  referred  to as  Separate  Account  D. Such  obligations  are based on the fixed interest  rates we credit to Fixed  Allocations  and the terms of the Annuities.  These  obligations do not depend on the investment performance of the assets in Separate Account D.  Separate Account D was established by us pursuant to Connecticut law.

There are no units in Separate  Account D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely to us. We retain  the risk that the value of the  assets in
Separate  Account D may drop below the reserves and other  liabilities we must maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets,  we will transfer  assets from our general  account to Separate  Account D to make up the  difference.  We have the right to transfer to our  general  account any assets of Separate  Account D in excess of such  reserves  and other  liabilities.  We maintain  assets in
Separate Account D supporting a number of annuities we offer.

We  currently  employ  investment  managers  to manage the  assets  maintained  in  Separate  Account  D. Each  manager we employ is responsible  for  investment  management  of a different  portion of  Separate  Account D. From time to time  additional  investment managers  may be employed or  investment  managers may cease being  employed.  We are under no  obligation  to employ or continue to employ any investment manager(s) and have sole discretion over the investment managers we retain.

We are not obligated to invest  according to specific  guidelines or strategies  except as may be required by Connecticut  and other state insurance laws.

WHAT IS THE LEGAL STRUCTURE OF THE UNDERLYING FUNDS?
Each underlying  mutual fund is registered as an open-end  management  investment  company under the Investment  Company Act. Shares of the underlying  mutual fund portfolios are sold to separate  accounts of life insurance  companies  offering variable annuity and variable life insurance products.  The shares may also be sold directly to qualified pension and retirement plans.

Voting Rights
We are the legal owner of the shares of the underlying  mutual funds in which the  Sub-accounts  invest.  However,  under SEC rules, you have voting  rights in relation  to Account  Value  maintained  in the  Sub-accounts.  If an  underlying  mutual fund  portfolio requests a vote of  shareholders,  we will vote our shares in the manner  directed by Owners with  Account  Value  allocated to that
Sub-account.  Owners have the right to vote an amount equal to the number of shares  attributable to their  contracts.  If we do not receive  voting  instructions  in relation to certain  shares,  we will vote those shares in the same manner and  proportion  as the shares for which we have  received  instructions.  We will furnish  those Owners who have Account  Value  allocated to a Sub-account whose  underlying  mutual fund  portfolio  has requested a "proxy" vote with proxy  materials and the necessary  forms to provide us with their voting  instructions.  Generally,  you will be asked to provide instructions for us to vote on matters such as changes in a fundamental  investment  strategy,  adoption of a new investment advisory  agreement,  or matters relating to the structure of the underlying mutual fund that require a vote of shareholders.

American  Skandia  Trust (the  "Trust") has obtained an  exemption  from the  Securities  and Exchange  Commission  that permits its investment adviser,  American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval by the Board of Trustees of the Trust, to change  sub-advisors  for a Portfolio and to enter into new sub-advisory  agreements,  without  obtaining  shareholder approval of the changes.  This exemption (which is similar to exemptions  granted to other  investment  companies that are organized in a similar manner as the Trust) is intended to facilitate the efficient  supervision  and management of the  sub-advisors by ASISI and the  Trustees.  The Trust is  required,  under the terms of the  exemption,  to  provide  certain  information  to  shareholders following these types of changes.

Material Conflicts
It is possible that  differences  may occur between  companies  that offer shares of an  underlying  mutual fund  portfolio to their respective  separate  accounts  issuing  variable  annuities  and/or  variable life insurance  products.  Differences may also occur surrounding the offering of an underlying  mutual fund portfolio to variable life insurance  policies and variable annuity contracts that we offer.  Under certain  circumstances,  these  differences could be considered  "material  conflicts," in which case we would take  necessary  action to protect  persons with voting rights under our variable  annuity  contracts  and variable  life  insurance policies  against  persons  with  voting  rights  under other  insurance  companies'  variable  insurance  products.  If a "material conflict" were to arise between owners of variable  annuity  contracts and variable life  insurance  policies  issued by us we would take  necessary  action to treat such  persons  equitably  in  resolving  the  conflict.  "Material  conflicts"  could  arise due to differences  in voting  instructions  between  owners of variable  life  insurance  and  variable  annuity  contracts of the same or different companies.  We monitor any potential conflicts that may exist.

Service Fees Payable by Underlying Funds
American  Skandia or our  affiliates  have  entered  into  agreements  with the  investment  adviser or  distributor  of many of the underlying  Portfolios.  Under the terms of these agreements,  American Skandia provides  administrative and support services to the
Portfolios for which a fee is paid that is generally based on a percentage of the average assets  allocated to the Portfolios  under the Annuity.  Any fees payable  will be  consistent  with the services  rendered or the  expected  cost savings  resulting  from the arrangement.  These agreements may be different for each underlying mutual fund whose portfolios are offered as Sub-accounts.

WHO DISTRIBUTES ANNUITIES OFFERED BY AMERICAN SKANDIA?
American Skandia  Marketing,  Incorporated  ("ASM"),  a wholly-owned  subsidiary of American  Skandia,  Inc., is the distributor and principal  underwriter of the securities  offered  through this  prospectus.  ASM acts as the distributor of a number of annuity and life  insurance  products we offer and both American  Skandia Trust and American  Skandia  Advisor  Funds,  Inc., a family of retail mutual  funds.  ASM also acts as an  introducing  broker-dealer  through  which it receives a portion of  brokerage  commissions  in connection  with  purchases  and sales of securities  held by  portfolios of American  Skandia Trust which are offered as underlying investment options under the Annuity.

ASM's principal business address is One Corporate Drive,  Shelton,  Connecticut 06484. ASM is registered as broker-dealer  under the
Securities Exchange Act of 1934 ("Exchange Act") and is a member of the National Association of Securities Dealers, Inc. ("NASD").

The Annuity is offered on a continuous  basis.  ASM enters into  distribution  agreements with  independent  broker-dealers  who are registered  under the Exchange Act and with entities that may offer the Annuity but are exempt from  registration.  Applications for the Annuity are solicited by registered  representatives of those firms. Such  representatives  will also be our appointed insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to firms on sales of the Annuity  according  to one or more  schedules.  The  individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally based on a percentage of
Purchase  Payments  made, up to a maximum of 6.0%.  Alternative  compensation  schedules are available  that provide a lower initial commission  plus ongoing  annual  compensation  based on all or a portion of Account  Value.  We may also provide  compensation  for providing  ongoing  service to you in relation to the Annuity.  Commissions and other  compensation  paid in relation to the Annuity do not result in any additional  charge to you or to the Separate  Account.  No compensation is payable on Annuities  purchased by a member of the designated class of Owners (see "Credits Applied to Purchase Payments for Designated Class of Annuity Owner").

In addition,  firms may receive  separate  compensation  or  reimbursement  for,  among other things,  training of sales  personnel, marketing or other services they provide to us or our affiliates.  We or ASM may enter into  compensation  arrangements with certain firms.  These  arrangements  will not be offered to all firms and the terms of such  arrangements may differ between firms. Any such compensation  will be paid by us or ASM and will not result in any additional  charge to you. To the extent  permitted by NASD rules and other  applicable laws and  regulations,  ASM may pay or allow other  promotional  incentives or payments in the form of cash or other compensation.

Advertising:  We may  advertise  certain  information  regarding  the  performance  of the  investment  options.  Details  on how we calculate  performance  for the  Sub-accounts  are found in the  Statement of Additional  Information,  including how we account for
Credits in these performance  measures.  This information may help you review the performance of the investment  options and provide a basis for  comparison  with other  annuities.  This  information  also may be less useful when  comparing the  performance  of the investment  options  with other  savings or  investment  vehicles.  Such other  investments  may not provide some of the benefits of annuities,  or may not be designed for long-term  investment  purposes.  Additionally  other savings or investment  vehicles may not receive the beneficial tax treatment given to annuities under the Code.

We may advertise the  performance  of the  underlying  mutual fund  portfolios in the form of "Standard"  and  "Non-standard"  Total
Returns.  "Standard Total Return" figures assume a hypothetical  initial  investment of $1,000 allocated to a Sub-account during the most recent one, five and ten year periods (or since the inception  date that the  Portfolio has been offered as a  Sub-account,  if less).  "Standard  Total Return" figures assume that the Insurance  Charge and the Annual  Maintenance Fee are deducted and that the
Annuity is  surrendered  at the end of the applicable  period,  meaning that any  Contingent  Deferred Sales Charge that would apply upon surrender is also deducted.  "Standard Total Return" figures do not take into  consideration any Credits.  "Non-standard  Total
Return"  figures include any performance  figures that do not meet the SEC's rules for Standard Total Returns.  "Non-standard  Total
Return"  figures may be used that do not reflect all fees and charges.  In  particular,  they may assume no redemption at the end of the applicable period so that the Contingent  Deferred Sales Charge does not apply.  "Non-standard  Total Return" figures may assume
Credits of 6%;  however,  Credits  applied  during  Annuity  Years 2-6 will receive  less Credits on Purchase  Payments and Purchase
Payments  applied after Annuity Year 6 will receive no Credits (see "How Do I Received  Credits?").  Non-standard  Total Returns are calculated  in the same manner as  standardized  returns.  Standard and  Non-standard  Total  returns will not reflect  charges that apply to either Optional Death Benefit.  Non-standard Total Returns must be accompanied by Standard Total Returns.

Some of the  underlying  mutual  fund  portfolios  existed  prior to the  inception  of these  Sub-accounts.  Performance  quoted in advertising  regarding such  Sub-accounts may indicate periods during which the Sub-accounts have been in existence but prior to the initial  offering of the Annuities,  or periods during which the underlying  mutual fund portfolios have been in existence,  but the
Sub-accounts have not. Such  hypothetical  historical  performance is calculated using the same assumptions  employed in calculating actual  performance  since  inception  of the  Sub-accounts.  Hypothetical  historical  performance  of the  underlying  mutual fund portfolios prior to the existence of the Sub-accounts may only be presented as Non-Standard Total Returns.

Performance  information on the Sub-accounts is based on past performance only and is not an indication or  representation of future performance.  Performance of the Sub-accounts is not fixed.  Actual  performance  will depend on the type,  quality and, for some of the  Sub-accounts,  the maturities of the investments held by the underlying  mutual funds or portfolios and upon prevailing  market conditions and the response of the underlying  mutual funds to such  conditions.  Actual  performance will also depend on changes in the expenses of the underlying  mutual funds or portfolios.  Such changes are reflected,  in turn, in the Sub-accounts  which invest in such underlying  mutual fund or portfolio.  In addition,  the amount of charges  assessed  against each  Sub-account  will affect performance.

The information we may advertise  regarding the Fixed  Allocations  may include the then current  interest rates we are crediting to new Fixed  Allocations.  Information  on  current  rates  will be as of the date  specified  in such  advertisement.  Rates  will be included in  advertisements  to the extent  permitted by law. Given that the actual rates  applicable to any Fixed Allocation are as of the date of any such Fixed  Allocation's  Guarantee  Period begins,  the rate credited to a Fixed  Allocation may be more or less than those quoted in an advertisement.

Advertisements  we distribute may also compare the  performance of our  Sub-accounts  with: (a) certain  unmanaged  market  indices, including but not limited to the Dow Jones Industrial  Average,  the Standard & Poor's 500, the NASDAQ 100, the Shearson Lehman Bond
Index,  the Frank Russell  non-U.S.  Universal Mean, the Morgan Stanley  Capital  International  Index of Europe,  Asia and Far East
Funds, and the Morgan Stanley Capital  International World Index; and/or (b) other management  investment  companies with investment objectives  similar to the mutual fund or portfolio  underlying the  Sub-accounts  being compared.  This may include the performance ranking assigned by various publications,  including but not limited to the Wall Street Journal,  Forbes,  Fortune, Money, Barron's,
Business Week, USA Today and  statistical  services,  including but not limited to Lipper  Analytical  Services Mutual Funds Survey,
Lipper Annuity and Closed End Survey,  the Variable  Annuity Research Data Survey,  SEI, the Morningstar  Mutual Fund Sourcebook and
the Morningstar Variable Annuity/Life Sourcebook.

American Skandia Life Assurance  Corporation may advertise its rankings and/or ratings by independent  financial  ratings  services.
Such rankings may help you in evaluating  our ability to meet our  obligations in relation to Fixed  Allocations,  pay minimum death benefits,  pay annuity  payments or administer  Annuities.  Such rankings and ratings do not reflect or relate to the performance of
Separate Account B.

AVAILABLE INFORMATION
A Statement of  Additional  Information  is available  from us without  charge upon your  request.  This  Prospectus  is part of the registration  statement we filed with the SEC regarding this offering.  Additional  information on us and this offering is available in those  registration  statements and the exhibits  thereto.  You may obtain copies of these materials at the prescribed rates from the SEC's Public Reference  Section,  450 Fifth Street N.W.,  Washington,  D.C., 20549. You may inspect and copy those  registration statements  and  exhibits  thereto at the SEC's  public  reference  facilities  at the above  address,  Room 1024,  and at the SEC's
Regional  Offices,  7 World Trade Center,  New York, NY, and the Everett  McKinley  Dirksen  Building,  219 South  Dearborn  Street,
Chicago,  IL. These  documents,  as well as documents  incorporated  by reference,  may also be obtained  through the SEC's Internet
Website  (http://www.sec.gov)  for this registration  statement as well as for other registrants that file  electronically  with the
SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
To the extent and only to the extent that any statement in a document  incorporated  by reference  into this  Prospectus is modified or  superseded  by a statement in this  Prospectus  or in a  later-filed  document,  such  statement is hereby deemed so modified or superseded and not part of this  Prospectus.  The Annual Report on Form 10-K for the year ended December 31, 2000  previously  filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus.

We will furnish you without charge a copy of any or all of the documents  incorporated  by reference in this  Prospectus,  including any exhibits to such documents which have been  specifically  incorporated by reference.  We will do so upon receipt of your written or oral request.

HOW TO CONTACT US
You can contact us by:
|X|      calling our Customer  Service Team at  1-800-752-6342  during our normal  business  hours,  8:30 a.m. EST to 8:00 p.m. EST,
       Monday through Friday, or Skandia's Telephone Automated Response System (STARS) at 1-800-766-4530.
|X|      writing  to us via  regular  mail at  American  Skandia  -  Variable  Annuities,  P.O.  Box 7040,  Bridgeport,  Connecticut
       06601-7040 OR for express mail American  Skandia - Variable  Annuities,  One Corporate  Drive,  Shelton,  Connecticut  06484.
       NOTE:  Failure to send mail to the proper address may result in a delay in our receiving and processing your request.
|X|      sending an email to customerservice@skandia.com or visiting our Internet Website at www.americanskandia.com
|X|      accessing information about your Annuity through our Internet Website at www.americanskandia.com

You can obtain account information  through Skandia's  Telephone  Automated Response System (STARS) and at  www.americanskandia.com, our  Internet  Website.  Our  Customer  Service  representatives  are also  available  during  business  hours to  provide  you with information  about your account.  You can request certain  transactions  through our telephone voice response  system,  our Internet
Website  or  through  a  customer  service  representative.  You  can  provide  authorization  for a  third  party,  including  your attorney-in-fact  acting  pursuant to a power of attorney or an  investment  professional,  to access your account  information  and perform certain  transactions on your account.  You will need to complete a form provided by us which identifies those  transactions that you wish to authorize via telephonic  and electronic  means and whether you wish to authorize a third party to perform any such transactions.  We require that you or your  representative  provide proper  identification  before performing  transactions over the telephone  or through our Internet  Website.  This may include a Personal  Identification  Number (PIN) that will be provided to you upon issue of your  Annuity or you may  establish  or change your PIN through  STARS and at  www.americanskandia.com,  our  Internet
Website.  Any third party that you  authorize  to perform  financial  transactions  on your  account will be assigned a PIN for your account.

Transactions  requested  via  telephone are recorded.  To the extent  permitted by law, we will not be  responsible  for any claims, loss,  liability or expense in connection with a transaction  requested by telephone or other  electronic  means if we acted on such transaction  instructions  after following  reasonable  procedures to identify those persons  authorized to perform  transactions on your  Annuity  using  verification  methods  which may  include a request  for your  Social  Security  number,  PIN or other form of electronic  identification.  We may be liable for losses due to  unauthorized  or fraudulent  instructions if we did not follow such procedures.

American Skandia does not guarantee access to telephonic,  facsimile,  Internet or any other electronic  information or that we will be able to accept  transaction  instructions  via such means at all times.  Regular  and/or  express  mail will be the only means by which we will accept  transaction  instructions when telephonic,  facsimile,  Internet or any other electronic means are unavailable or delayed.  American  Skandia  reserves the right to limit,  restrict or  terminate  telephonic,  facsimile,  Internet or any other electronic transaction privileges at any time.

INDEMNIFICATION
Insofar as  indemnification  for  liabilities  arising under the Securities Act of 1933 (the  "Securities  Act") may be permitted to directors,  officers or persons  controlling the registrant pursuant to the foregoing  provisions,  the registrant has been informed that in the opinion of the SEC such  indemnification  is against  public policy as expressed in the  Securities Act and is therefore unenforceable.

LEGAL PROCEEDINGS
As of the date of this Prospectus,  American Skandia and its affiliates are not involved in any legal proceedings outside of the ordinary course of business.  American Skandia and its affiliates are involved in pending and threatened legal poceedings in the normal course of its business, however, we do not anticipate that the outcome of any such legal poceedings will have a material adverse affect on the Separate Account, or American Skandia's ability to meet its obligations under the Annuity, or on the distribution of the Annuity.

EXECUTIVE OFFICERS AND DIRECTORS
Our executive officers,  directors and certain significant  employees,  their ages, positions with us and principal  occupations are indicated  below.  The  immediately  preceding  work  experience  is provided for officers  that have not been  employed by us or an affiliate for at least five years as of the date of this Prospectus.

Name/                                                         Position with American Skandia
Age                                                           Life Assurance Corporation                        Principal Occupation
---                                                           --------------------------                        --------------------

Patricia J. Abram                                             Senior Vice President                           Senior Vice President:
49                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Abram joined us in 1998.  She  previously  held the  position of Senior Vice  President,  Chief  Marketing  Officer with Mutual
Service Corporation.  Ms. Abram was employed there since 1982.

Lori Allen                                                    Vice President                                         Vice President:
31                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Robert M. Arena                                               Vice President                                         Vice President:
32                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Gordon C. Boronow                                             Deputy Chief Executive Officer         Deputy Chief Executive Officer:
48                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert W. Brinkman                                            Senior Vice President                           Senior Vice President:
36                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Carl Cavaliere                                                Vice President, Corporate Treasurer          Vice President, Corporate
38       and Business Controller                              Treasurer and Business Controller:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cavaliere joined us in 1998.  He previously held the position of Director of Operations with Aetna, Inc. since 1989.

Lucinda C. Ciccarello                                         Vice President                                         Vice President:
42                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Ms.  Ciccarello  joined us in 1997.  She  previously  held the position of Assistant Vice President with Phoenix Duff & Phelps since
1984.

Lincoln R. Collins                                            Senior Vice President,                           Senior Vice President
40                                                            Chief Operating Officer and               and Chief Operating Officer:
                                                              Director (since February, 1996)                  American Skandia Life
                                                                                                               Assurance Corporation

Tim Cronin                                                    Vice President                                         Vice President:
35                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Cronin joined us in 1998.  He previously  held the position of  Manager/Client  Investor with Columbia  Circle  Investors  since
1995.

Harold Darak                                                  Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Darak joined us in 1999.  He  previously  held the position of  Consultant/Senior  Manager with Deloitte & Touche since 1998 and the positions of Second Vice President with The Guardian since 1996 and The Travelers from October, 1982 until December, 1995.

Wade A. Dokken                                                President and Chief Executive Officer                    President and
41                                                                                                          Chief Executive Officer:
                                                                                                              American Skandia, Inc.

Elaine C. Forsyth                                             Vice President                                         Vice President:
39                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Lisa Foote                                                    Vice President                                         Vice President:
43                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms. Foote joined us in 2001. She previously  held the positions of Vice President  with Gateway  Computer  Corporation  from January
2000 until  August 2000;  Director,  AmericaOne  Operations  with Capital one from July 1998 until  December  1999;  and Senior Vice
President with Recovery Retailer Financial Services (a division of GE Capital) from December 1994 until July 1998.

Larisa Gromyko                                                Director, Insurance Compliance         Director, Insurance Compliance:
54                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Maureen Gulick                                                Director, Business Operations           Director, Business Operations:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

N. David Kuperstock                                           Vice President                                         Vice President:
49                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert K. Leach                                               Vice President,                                        Vice President,
46                                                            Chief Actuary                                           Chief Actuary:
                                                                                                               American Skandia Life
                                                                                                               Assurance Corporation

Mr. Robert K. Leach joined us in 2000.  He  previously  was employed in the U.S.  Retirement  Products and Services  Division of Sun
Life of Canada and held the position of Vice President, Finance and Product.

Thomas M. Mazzaferro                                          Executive Vice President,                    Executive Vice President,
48                                                            Treasurer , Corporate Controller,      Treasurer, Corporate Controller
                                                              and Chief Financial Officer               and Chief Financial Officer:
                                                              Director (since September, 1994)                 American Skandia Life
                                                                                                               Assurance Corporation

Michael A. Murray                                             Senior Vice President                           Senior Vice President:
32                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Polly Rae                                                     Vice President                                         Vice President:
38                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Rebecca Ray                                                   Vice President                                  Senior Vice President:
45                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Ms. Ray joined us in 1999.  She  previously  held the position of First Vice President  with  Prudential  Securities  since 1997 and
Vice President with Merrill Lynch since 1995.

Rodney D. Runestad                                            Vice President                                         Vice President:
51                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Hayward L. Sawyer                                             Senior Vice President                           Senior Vice President:
56                                                                                                                 American Skandia
                                                                                                             Marketing, Incorporated

Lisa Shambelan                                                Vice President                                         Vice President:
35                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Karen Stockla                                                 Vice President                                         Vice President:
34                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Ms.  Stockla  joined us in 1998.  She  previously  held the position of Manager,  Application  Development  with Citizens  Utilities
Company since 1996 and HRIS Tech Support Representative with Yale New Haven Hospital since 1993.

William H. Strong                                             Vice President                                         Vice President:
57                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Strong joined us in 1997. He previously  held the position of Vice President with American  Financial  Systems from June 1994 to
October 1997 and various actuarial positions with Connecticut Mutual Life from June 1965 to June 1994.

Guy Sullivan                                                  Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr.  Sullivan  joined us in 2000. He previously  held the positions of Managing  Director,  Wholesale  Distribution  with  Allmerica
Financial Services since 1999 and Managing Director and Member of the Executive Committee with Putnam Investments since 1995.

Leslie S. Sutherland                                          Vice President                                         Vice President:
47                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Amanda C. Sutyak                                              Vice President                                         Vice President:
43                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Bayard F. Tracy                                               Senior Vice President and                       Senior Vice President:
53                                                                                                                  American Skandia
                                                                                                             Marketing, Incorporated

Jeffrey M. Ulness                                             Vice President                                         Vice President:
40                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Robert G. Whitcher                                            Director (since October, 2001)                               Director:
55                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Kirk Wickman                                                  Senior Vice President and                    Senior Vice President and
                                                              General Counsel                                       General Counsel:
44                                                                                                             American Skandia Life
                                                                                                               Assurance Corporation

Mr. Wickman joined us in 2001. He previously  held the position of Senior Vice  President and General  Counsel with Aetna  Financial
Services since 1992.

Brett M. Winson                                               Senior Vice President                           Senior Vice President:
45                                                                                                            American Skandia, Inc.

Mr. Winson joined us in 1998.  He previously held the position of Senior Vice President with Sakura Bank, Ltd. since 1990.

CONTENTS OF THE STATEMENT OF ADDITIONAL INFORMATION
The following are the contents of the Statement of Additional Information:

General Information about American Skandia
|X|      American Skandia Life Assurance Corporation
|X|      American Skandia Life Assurance Corporation Variable Account B (Class 9 Sub-accounts)
|X|      American Skandia Life Assurance Corporation Separate Account D

Principal Underwriter/Distributor - American Skandia Marketing, Incorporated

How Performance Data is Calculated
|X|      Current and Effective Yield
|X|      Total Return

How the Unit Price is Determined

Additional Information on Fixed Allocations
|X|      How We Calculate the Market Value Adjustment

General Information
|X|      Voting Rights
|X|      Modification
|X|      Deferral of Transactions
|X|      Misstatement of Age or Sex
|X|      Ending the Offer

Annuitization

Independent Auditors

Legal Experts

Financial Statements
|X|      Appendix A - American Skandia Life Assurance Corporation Variable Account B (Class 9 Sub-accounts)

A-7

                                     APPENDIX A - FINANCIAL INFORMATION ABOUT AMERICAN SKANDIA

                                           Unaudited Consolidated Financial Statements of
                                            American Skandia Life Assurance Corporation

                                  AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                        (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                                Consolidated Statements of Financial Condition
                                                (in thousands)

                                                                      September 30,               December 31,
                                                                          2001                        2000
                                                                    ----------------            ----------------
                                                                       (unaudited)
ASSETS
------

Investments:
  Fixed maturities - at fair value                                  $       335,292             $       285,708
  Equity securities - at fair value                                          41,658                      20,402
  Derivative instruments
                                                                              6,700                       3,015
  Policy loans                                                                5,999                       3,746
                                                                      --------------              --------------

    Total investments                                                       389,649                     312,871

Cash and cash equivalents                                                    44,751                      76,499
Accrued investment income                                                     4,716                       5,209
Deferred acquisition costs                                                1,375,960                   1,398,192
Reinsurance receivable                                                       24,825                       3,642
Receivable from affiliates                                                                                3,327
                                                                                  -
Income tax receivable
                                                                             34,154                      34,620
State insurance licenses                                                      4,000                       4,113
Fixed assets                                                                 17,708                      10,737
Other assets                                                                102,027                      96,403
Separate account assets                                                  23,946,470                  29,757,092
                                                                    ----------------            ----------------

  Total assets                                                      $    25,944,260             $    31,702,705
                                                                    ================            ================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Liabilities:
Reserves for future insurance policy and contract benefits          $       109,904             $       135,545
Drafts outstanding                                                           72,639                      63,758
Accounts payable and accrued expenses                                       130,636                     137,040
Income tax payable - deferred
                                                                             64,516                       8,949
Payable to affiliates
                                                                             64,264                           -
Future fees payable to parent                                               837,949                     934,410
Short-term borrowing                                                         10,000                      10,000
Surplus notes                                                               159,000                     159,000
Separate account liabilities                                             23,946,470                  29,757,092
                                                                    ----------------            ----------------

  Total Liabilities                                                      25,395,378                  31,205,794
                                                                    ----------------            ----------------

Shareholder's equity:
Common stock, $100 par value, 25,000 shares authorized,
    issued and outstanding                                                    2,500                       2,500
Additional paid-in capital                                                  305,329                     287,329
Retained earnings                                                           238,587                     205,979
Accumulated other comprehensive income                                        2,466                       1,103
                                                                    ----------------            ----------------

    Total Shareholder's equity                                              548,882                     496,911
                                                                    ----------------            ----------------

    Total liabilities and shareholder's equity                      $    25,944,260             $    31,702,705
                                                                    ================            ================

                                  See notes to unaudited financial statements
                               AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                      (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                                    Consolidated Statements of Income
                                              (in thousands)
                                               (unaudited)

                                                                        Nine Months Ended September 30,
                                                                         2001                     2000
                                                                    -------------            --------------

REVENUES
--------

Annuity and life insurance charges and fees                         $                        $
                                                                         287,875                   325,052
Fee income                                                                84,936                    95,130
Net investment income                                                     37,664                    10,690
Premium income                                                               717                     7,804
Net realized capital gains/(losses)                                        2,651                   (1,565)
Other                                                                        947                     1,610
                                                                    -------------            --------------

  Total revenues                                                         414,790                   438,721
                                                                    -------------            --------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                                      1,406                       533
  Change in annuity and life insurance policy reserves                  (35,459)                    12,024
Return credited to contract owners                                        10,431                    11,085
                                                                    -------------            --------------

                                                                        (23,622)                    23,642

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                             330,877                   262,626
  Interest expense                                                        63,922                    84,344
                                                                    -------------            --------------

                                                                         394,799                   346,970
                                                                    -------------            --------------

  Total benefits and expenses                                            371,177                   370,612
                                                                    -------------            --------------

    Income from operations before income tax                              43,613                    68,109

      Income tax expense
                                                                          11,005                    18,430
                                                                    -------------            --------------

        Net income                                                  $                        $
                                                                          32,608                    49,679
                                                                    =============            ==============

                                      See notes to unaudited consolidated financial statements

                                             AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                                                  Consolidated Statements of Income
                                                           (in thousands)
                                                             (unaudited)

                                                                         Three Months Ended September 30,
                                                                     2001                               2000
                                                        -----------------------------    -------------------------------

              REVENUES
              --------

              Annuity and life insurance charges and    $                     87,729      $                     113,844
              fees
              Fee income                                                      26,960                             33,074
              Net investment income                                           26,303                              4,186
              Premium income                                                   (295)                              5,545
              Net realized capital gains/(losses)                                376                              (858)
              Other                                                              320                                492
                                                        ---                              -------------------------------
                                                           --------------------------

                Total revenues                                               141,393                            156,283
                                                        -----------------------------    -------------------------------

              EXPENSES
              --------

              Benefits:
                Annuity and life insurance benefits                              647                                255
                Change in annuity and life insurance                         (5,642)                              2,519
              policy reserves
                Return credited to contract owners                               258                             13,447
                                                        ---                              -------------------------------
                                                           --------------------------

                                                                             (4,737)                             16,221

              Expenses:
                Underwriting, acquisition and other
              insurance
                  expenses                                                   111,529                             98,201
                Interest expense                                              29,818                             28,124
                                                        ---                              -------------------------------
                                                           --------------------------

                                                                             141,347                            126,325
                                                        -----------------------------    -------------------------------

                Total benefits and expenses                                  136,610                            142,546
                                                        -----------------------------    -------------------------------

                  Income from operations before income                         4,783                             13,737
              tax

                    Income tax (benefit) expense                               (480)                              3,167
                                                        -----------------------------    -------------------------------

                      Net income                         $                     5,263      $                      10,570
                                                           ==========================        ===========================

                                      See notes to unaudited consolidated financial statements

                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                    (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                            Consolidated Statements of Shareholder's Equity
                                            (in thousands)

                                                                   September 30,        December 31,
                                                                     2001                   2000
                                                               ---------------      --------------------
                                                                 (unaudited)

Common stock:
  Beginning and ending balance                                 $                    $
                                                                        2,500                     2,500

Additional paid in capital:
  Beginning balance                                                   287,329                   215,879
  Additional contributions                                             18,000                    71,450
                                                               ---------------      --------------------

    Ending balance                                                    305,329                   287,329
                                                               ---------------      --------------------

Retained earnings:
  Beginning balance                                                   205,979                   141,162
  Net income                                                           32,608                    64,817
                                                               ---------------      --------------------

    Ending balance                                                    238,587                   205,979
                                                               ---------------      --------------------

Accumulated other comprehensive (loss) income:
  Beginning balance
                                                                        1,103                     (107)
  Other comprehensive income
                                                                        1,363                     1,210
                                                               ---------------      --------------------

    Ending balance
                                                                        2,466                     1,103
                                                               ---------------      --------------------

      Total shareholder's equity                               $                    $
                                                                      548,882                   496,911
                                                               ===============      ====================

                       See notes to unaudited consolidated financial statements

                              AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                    (a wholly-owned subsidiary of Skandia Insurance Company, Ltd.)
                                 Consolidated Statements of Cash Flows
                                            (in thousands)
                                              (unaudited)
                                                                      Nine Months Ended September 30,
                                                                        2001                  2000
                                                                    -------------      -----------------
Cash flow from operating activities:

  Net income                                                                           $                                                                                                               $
                                                                          32,608                 49,679
  Adjustments to reconcile net income to net
    cash provided by (used in) operating activities:
      Amortization and depreciation
                                                                           1,407                  2,790
      Deferred tax expense
                                                                          54,833                 14,325
      (Decrease)/increase in policy reserves
                                                                        (28,821)                 12,587
      Increase in payable to affiliates, net
                                                                          67,591                137,723
      Change in income tax payable/receivable
                                                                             467               (26,243)
      Increase in other assets
                                                                         (5,624)               (53,684)
      Decrease in accrued investment income
                                                                             493                     91
      (Increase)/decrease in reinsurance receivable
                                                                        (21,183)                  1,390
      Net increase in deferred acquisition costs
                                                                          22,231              (289,126)
      Decrease in accounts payable and accrued expenses
                                                                         (6,404)               (19,887)
      Increase in drafts outstanding
                                                                           8,880                    981
      Change in foreign currency translation, net
                                                                             559                   (78)
      Investment gains on derivatives
                                                                           5,342                      -
      Net realized capital gains/(losses) on investments
                                                                         (2,651)                  1,565
                                                                    -------------      -----------------

        Net cash provided by (used in) operating activities
                                                                         129,728              (167,887)
                                                                    -------------      -----------------

Cash flow from investing activities:

      Purchase of fixed maturity investments
                                                                       (313,676)              (283,490)
      Proceeds from sale and maturity of fixed
        maturity investments
                                                                         276,788                283,586
      Purchase of derivatives
                                                                        (52,629)                (3,277)
      Proceeds from exercise of derivative instruments
                                                                          43,602                      -
      Purchase of shares in mutual funds
                                                                        (50,528)               (12,615)
      Proceeds from sale of shares in mutual funds
                                                                          20,321                  4,063
      Purchase of fixed assets
                                                                         (7,821)                (2,851)
      Increase in policy loans
                                                                         (2,253)                (1,478)
                                                                    -------------      -----------------

        Net cash used in investing activities
                                                                        (86,196)               (16,062)
                                                                    -------------      -----------------

Cash flow from financing activities:

      Capital contribution from parent
                                                                          18,000                  2,450
      (Decrease)/increase in future fees payable to parent, net
                                                                        (96,461)                195,495
Net deposits to contract owner accounts
                                                                           3,181                  8,049
                                                                    -------------      -----------------

        Net cash (used in)/provided by financing activities
                                                                        (75,280)                205,994
                                                                    -------------      -----------------

          Net (decrease)/increase in cash and cash
            equivalents
                                                                        (31,748)                 22,045

          Cash and cash equivalents at beginning of period
                                                                          76,499                 89,212
                                                                    -------------      -----------------

            Cash and cash equivalents at end of period                                 $                                                                                                               $
                                                                          44,751                111,257
                                                                    =============      =================

     Income taxes (received) paid                                                      $                                                                                                               $
                                                                        (44,294)                 30,349
                                                                    =============      =================

      Interest paid                                                                    $                                                                                                               $
                                                                          34,087                 85,902
                                                                    =============      =================

                                      See notes to unaudited consolidated financial statements
                  --------------------------------------------------------------------------------------------------

                                             AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                        NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

                                                         September 30, 2001

1.       BASIS OF PRESENTATION

         The  accompanying  unaudited  consolidated  financial  statements  of American  Skandia Life  Assurance  Corporation  ("the
         Company") have been prepared in accordance with accounting  principles  generally accepted in the United States for interim financial  information and with the  instructions to Form 10-Q and Article 10 of Regulation S-X.  Accordingly,  they do not include all of the  information and footnotes  required by accounting  principles  generally  accepted in the United States for  complete  financial  statements.  In the  opinion of  management,  all  adjustments  (consisting  of normal  recurring accruals)  considered  necessary for a fair  presentation  have been included.  Operating results for the nine-month period ended  September 30, 2001 are not  necessarily  indicative of the results that may be expected for the year ending December
         31, 2001. For further  information,  refer to the consolidated  financial statements and footnotes thereto in the Company's audited consolidated financial statements on Form 10-K for the year ended December 31, 2000.

         Certain reclassifications have been made to prior period amounts to conform to the current period presentation.

2.       NEW ACCOUNTING STANDARD

         Effective  January 1, 2001,  the Company  adopted  Statement of Financial  Accounting  Standards No. 133,  "Accounting  for
         Derivative  Instruments  and  Hedging  Activities,"  as  amended  by SFAS  137 and  SFAS  138  (collectively  "SFAS  133").
         Derivative  instruments  held by the Company  consist of equity  option  contracts  utilized to manage the  economic  risks associated with the guaranteed  minimum death benefits  ("GMDB").  These derivative  instruments are carried at fair market value.  Unrealized  gains and losses  are  reported  in  investment  income.  The  adoption  of SFAS No. 133 did not have a material effect on the Company's financial statements.

3.       RESERVES FOR FUTURE INSURANCE POLICY AND CONTRACT BENEFITS

         Included in reserves for future  insurance  policy and contract  benefits are reserves  related to annuity  contracts  with mortality risks as well as the Company's GMDB liability.  Certain  reserve  assumptions  were updated during the first nine months of 2001 to reflect more realistic  expectations  as to risks inherent in the GMDB  liability.  These changes reduced the  GMDB  liability  significantly.  Previous  assumptions  had  been  based  on  statutory  valuation  principles  as  an approximation  for accounting  principles  generally  accepted in the United States.  In addition,  future  mortality rates have been lowered to reflect favorable past experience.

         However,  offsetting the reduction in the GMDB liability,  certain  assumptions were also updated in the calculation of the deferred  acquisition  cost  asset.  The  amortizations  of such  costs are  determined  in large  part by  changes  in the expectations  of future gross profits of the variable  annuity  business.  In 2001, the decline in equity markets  resulted in a significantly lower estimate of future gross profits, thereby decreasing the deferred acquisition cost asset.

                                               AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

                                                         September 30, 2001

4.       SEGMENT REPORTING

         In recent  years,  in order to broaden the array of  products  offered by the  Company  and its  affiliates  to meet a wide variety of financial  planning  needs,  the Company  developed the variable life  insurance and qualified  retirement  plan annuity  products.  Assets under  management  and sales for the products  other than variable  annuities  have not yet been significant  enough to warrant  full  segment  disclosures  as  required  by SFAS 131,  "Disclosures  about  Segments of an
         Enterprise and Related Information."

5.       COMPREHENSIVE INCOME

         The components of comprehensive (loss) income, net of tax, for the nine months ended September 30, 2001 and 2000 were as follows:

                  (in thousands)                                           2001              2000
                                                                           ----              ----

         Net income                                                       $32,608          $49,679
         Other comprehensive income (loss):
           Net unrealized investment loss on
               available for sale securities                                1,000            2,493

           Foreign currency translation                                       363              (50)
                                                                       ----------       -----------

         Other comprehensive income                                         1,363            2,443
                                                                        ---------        ---------

         Comprehensive income                                            $ 33,971          $52,122
                                                                         ========          =======

         The components of accumulated other comprehensive income, net of tax, as of September 30, 2001 and December 31, 2000 were as follows:

                  (in thousands)                                           2001              2000
                                                                           ----              ----

         Unrealized investment (losses)/gains                            $  2,021          $ 1,021
         Foreign currency translation                                         445               82
                                                                       ----------       ----------

         Accumulated other comprehensive (loss) income                   $  2,466          $ 1,103
                                                                         ========          =======

6.       FOREIGN ENTITY

         The Company has a 99.9%  ownership  in Skandia  Vida,  S.A. de C.V.  ("Skandia  Vida")  which is a life  insurance  company domiciled in Mexico,  selling  long-term savings products within Mexico.  Skandia Vida, which is fully  consolidated in the accompanying  financial  statements,  had total shareholders'  equity of $4,815,000 as of September 30, 2001 and $4,402,000 as of December 31, 2000 and has  generated  losses of $2,146,000  and  $1,410,000  for the nine months ended  September 30,
         2001 and 2000, respectively.

                                               AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                  NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS (continued)

                                                         September 30, 2001

7.       RESTRUCTURING CHARGES

         In March  2001,  the  Company  recorded  a  pre-tax  restructuring  charge of  $3,500,000  to  better  align its  operating infrastructure  with  anticipated  sales  volumes  under the current  equity  market  environment.  These  charges  related primarily  to a reduction  in the  workforce  of  approximately  140  employees.  At  September  30,  2001,  the  remaining restructuring liability was approximately $600,000.

         As a result of the continued  volatility in equity markets and lower than  anticipated  sales volumes,  the Company expects to implement  further cost cutting  initiatives in the fourth quarter of 2001.  The charge for such  restructuring  has not yet been determined.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                    (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                                                     AND RESULTS OF OPERATIONS

                                                Nine months ended September 30, 2001

Management's  Discussion  and Analysis of Financial  Condition  and Results of  Operations  should be read in  conjunction  with the
September 30, 2001 financial statements and the notes included herein.

Management's  Discussion and Analysis of Financial Condition and Results of Operations contains certain  forward-looking  statements pursuant to the Private  Securities  Litigation  Reform Act of 1995.  These  forward-looking  statements  are based on estimates and assumptions  that involve  certain risks and  uncertainties,  therefore  actual  results could differ  materially due to factors not currently known. These factors include  significant changes in financial markets and other economic and business  conditions,  state and federal legislation and regulation, ownership and competition.

American Skandia Life Assurance Corporation ("the Company"), with its principal offices in Shelton,  Connecticut,  is a wholly-owned subsidiary  of American  Skandia,  Inc.  ("ASI"),  whose  ultimate  parent is Skandia  Insurance  Company Ltd.  ("SICL"),  a Swedish
corporation.  The Company has 99.9%  ownership in Skandia Vida,  S.A. de C.V.  ("Skandia  Vida") which is a life  insurance  company domiciled in Mexico.

The Company is primarily in the business of issuing long-term savings and retirement  products to individuals,  groups and qualified pension plans.  The Company is one of the largest  providers of variable annuity  contracts for the individual  market in the United
States according to Info-One's Variable Annuity Research & Data Service ("VARDS").

Since its  business  inception in 1988,  the Company has offered an  increasingly  wide array of  annuities,  including:  a) certain deferred and immediate annuities that are registered with the Securities and Exchange  Commission,  including variable annuities and fixed interest rate annuities that include a market value  adjustment  feature;  b) certain other fixed deferred  annuities that are not  registered  with the  Securities and Exchange  Commission;  c)  non-registered  group  variable  annuities  designed as funding vehicles for various types of qualified retirement plans; and d) fixed, adjustable and variable immediate annuities.

The Company also offers  modified  single premium and flexible  premium  variable life insurance  products and a term life insurance product offered to shareholders of an affiliate's mutual fund products.

Certain  variable  annuity  products  contain a benefit feature  (referred to as  "Performance  Advantage")  which provides  certain benefits  if the  policyowner's  account  value has not  reached a "target  value" on its tenth  anniversary.  At the  option of the policyowner,  the benefit will be distributed in the form of an annual or, if  annuitization  is selected,  a lump-sum credit to the contractowner's account.

The  Company's  products are sold to  individuals,  businesses  and pension plans to provide for  long-term  savings and  retirement purposes and to address the economic impact of premature death,  estate and business planning  concerns and supplemental  retirement needs.

The Company markets its products to independent  financial  planners and  broker-dealers  through an internal field marketing staff.
In addition,  the Company markets through and in conjunction with financial  institutions such as banks that are permitted directly, or through affiliates, to sell annuities and life insurance.

Results of Operations
---------------------

Annuity  and life  insurance  sales  volume for the nine  months  ended  September  30,  2001  totaled  $2,994,000,000,  compared to
$6,864,000,000  for the first  nine  months of 2000.  The  decrease  in sales  was  consistent  with the  general  decline  in sales throughout  the  variable  annuity  industry,  attributed  in large  part to the  decline in the equity  markets.  Favorable  market conditions  and strong  performance  of the  underlying  mutual funds in the first half of 2000 drove the sales to record levels for the first nine  months of 2000.  In  particular,  due to the  closure of markets as a result of the  September  11,  2001  terrorist attacks,  no new  contracts  were issued for four days.  Following  September 11, and through the end of the third  quarter,  equity markets remained unstable, further reducing sales volume.

Contractowner  fees and charges and charges  generated  from  transfer  agency-type  and  investment  support  activities  decreased
$47,371,000 or 11% for the first nine months of 2001 compared to the same period in 2000.  Management  attributes  this decline to a
15% drop in average  assets  under  management  partially  offset by  increases  in fee rates earned on the assets from certain fund managers.

Net  investment  income  increased  $26,974,000  for the first nine months of 2001 compared to the same period in 2000. The increase was primarily  attributable to realized and unrealized gains on derivative  instruments held to mitigate the market risk embedded in the guaranteed  minimum death benefit reserve ("GMDB") on variable  annuity  contracts.  Investment  income earned on a higher level of fixed maturity securities also contributed to the increase.

Premium income represents  premiums earned on the sale of ancillary  contracts such as immediate  annuities with life contingencies, supplementary  contracts with life  contingencies and certain life insurance  products.  Although sales of these products were lower in the first nine months of 2001 compared to the first nine months of 2000,  management  expects  premium income from  supplementary contracts and immediate annuities to grow over time with the maturing of core business lines.

Net realized  investment gains totaled $2,651,000 for the first nine months of 2001,  compared to losses of $1,565,000 for the first nine months of 2000.  The increase is primarily attributable to gains recognized on sales of fixed maturity securities.

Annuity and life insurance benefits  increased $873,000 over the first nine months of 2000 as an increase in supplementary  contract and variable  immediate  annuity  payments,  which has increased as this relatively young segment of the Company's  annuity business ages.

The change in annuity policy  reserves  includes  changes in reserves  related to annuity  contracts with mortality risks as well as the  Company's  GMDB  liability.  Certain  reserve  assumptions  were  updated  during the first nine months of 2001 to reflect more realistic  expectations  as to risks  inherent  in the GMDB  liability.  These  changes  reduced the GMDB  liability  significantly.
Previous  assumptions had been based on statutory  valuation  principles as an  approximation  for accounting  principles  generally accepted in the United States.  In addition,  future mortality rates have been lowered to reflect  favorable past  experience.  As a result of these  changes,  the GMDB reserve  decreased  $39,150,000  in 2001.  The GMDB reserve  increased  $8,021,000  for the same nine-month period in 2000.

However,  offsetting  the  resulting  increase  in  earnings  and  equity  as a result of  changes  in the GMDB  liability,  certain assumptions  were also updated in the  calculation  of the deferred  acquisition  cost asset.  The  amortizations  of such costs are determined in a large part by changes in the  expectations of future gross profits of the variable  annuity  business.  In 2001, the decline in equity  markets  resulted in a  significantly  lower estimate of future gross  profits,  thereby  increasing the expenses recognized through amortization.

 Return  credited to  contractowners  consists of revenues on the variable and market value  adjusted  annuities  and variable  life insurance,  offset by the benefit  payments  and changes in  reserves  required on this  business.  Market  value  adjusted  annuity activity has the largest impact on this benefit.  During the first nine months of 2001, the Separate Account  investment  returns on the assets  supporting  the market value  adjusted  annuities  were less than the expected  returns as  calculated  in the reserves, leading to a significant increase in the return credited to contractholders' benefit through September 30, 2001.

 Further  contributing  to the  increase  in return  credited to  contractowners  were  increases  in the  amortization  of unearned
Performance  Advantage target value credits over the nine month period ended September 30, 2001.  Additionally,  guaranteed  minimum death benefit payments on variable  annuities were driven higher due to equity market declines.  Offsetting this charge, the Company booked  experience-rating  refunds due from a reinsurer during the first nine months of 2001. Through the first nine months of 2000, the Company had not recognized such refunds due.

 Underwriting, acquisition and other insurance expenses for the nine months ended September 30, 2001 and 2000 were as follows:

                       (in thousands)                        2001               2000             Change
                                                             ----               ----             ------

         Commissions and purchase credits                  $190,162            $362,371         ($172,209)
         General operating expenses                         118,484             186,307           (67,823)

         Acquisition costs deferred                        (173,238)         (430,195)          256,957
         Acquisition costs amortized                        195,469             144,143            51,326
                                                            -------         -----------        ----------

         Net capitalization of
           deferred acquisition costs                        22,231          (286,052)          308,283
                                                         ----------           ----------        ---------

         Underwriting, acquisition and other
           insurance expenses                              $330,877            $262,626         $  68,251
                                                           ========            ========         =========

 Lower sales and asset levels for the nine months ended  September  30, 2001,  compared  with the same period in 2000,  led to a 48%
decrease in commissions  and purchase  credits.  Partially  offsetting  this decline,  the Company  launched a commission  promotion program during 2001 which  increased  commissions  as a percentage of new sales.  In addition,  there has been a steady  increase in asset based commissions relative to sales based commissions.

 General operating  expenses  decreased 36% from a year ago as a result of lower  sales-based  compensation and certain cost savings measures  implemented  in 2001 (see Note 6 of the Notes to Unaudited  Consolidated  Financial  Statements).  In  addition,  variable compensation and long-term incentive plan expenses have decreased due to the slowdown in sales and decline in equity markets.

 The decline in capitalized  deferred  acquisition  costs is  attributable to a significant  drop in acquisition  related costs as a result of lower sales and shifts in sales trends to asset based commission agreements.

 As mentioned in the Company's  discussion of changes in annuity policy  reserves,  the Company updated  certain  assumptions in the calculation  of  expected  gross  profits  used to develop  deferred  acquisition  cost  amortization  rates to reflect  more recent experience and current equity market  conditions,  specifically  with regard to future GMDB  profitability.  As a result of this and the decline in equity  markets,  the  amortization of such costs  increased  significantly  over the nine months ended September 30,
2000.

Interest  expense  decreased  $20,422,000,  or 24%, over the nine months ended  September 30, 2000  primarily due to lower  interest expense  related to the  reduction  of future fees  payable to parent  liability  which in turn was the result of lower market value assumptions in the underlying securitized contracts.

The effective  income tax rate for the nine months ended September 30, 2001, and 2000 was 25% and 27%,  respectively.  The effective rate is lower than the  corporate  rate of 35% due to  permanent  differences,  with the most  significant  item being the  dividend received  deduction.  Management  believes that based on the taxable income  produced in 2000 and the first nine months of 2001, the
Company will produce sufficient taxable income in the future to realize its deferred tax assets.

 The Company  considers Mexico an emerging market and has invested in the Skandia Vida operations with the expectation of generating profits  from  long-term  savings  products in future  years.  As such,  Skandia Vida has  generated  net losses of  $2,146,000  and
$1,410,000 for the nine months ended September 30, 2001 and 2000, respectively.

 Total assets declined  $5,758,445,000  or 18.2% since December 31, 2000 as a result of market declines  combined with slowing sales volume.  Liabilities  declined  $5,810,416,000 or 18.6%,  since December 31, 2000 as a result of the lower required separate account reserves.  Separate  account  assets  represent  92% of  total  assets  and  separate  account  liabilities  represent  94% of total liabilities.

 Liquidity and Capital Resources
 -------------------------------

 The  Company's  liquidity  requirement  has been met in recent  years by cash from  insurance  operations,  investment  activities, borrowings from ASI and the transfer of rights to future fees and charges to ASI.

The Company received  advances of $63,000,000 and capital  contributions of $15,500,000 from ASI to support the capital needs of its
U.S.  operations  during the first nine months of 2001. In addition,  the Company received  capital  contributions of $2,500,000 and
$2,450,000 from ASI to support its investment in Skandia Vida for the nine months ended September 30, 2001 and 2000, respectively.

 As an additional means of obtaining  funding,  the Company  periodically has transferred rights to receive future fees and contract charges  expected to be realized on variable  portions of designated  blocks of deferred annuity  contracts to ASI  ("securitization transactions").  The  Company  did not enter  into any new  securitization  transactions  in the first  nine  months of 2001.  Funds received from new securitization transactions for the first nine months of 2000 amounted to $261,858,000.

The Company  continues to extend its  reinsurance  agreements for new blocks of business.  The  reinsurance  agreements are modified coinsurance  arrangements  where the reinsurer  shares in the  experience of a specific book of business.  During 2001,  the company amended certain  reinsurance  agreements and recorded  amounts due from  reinsurers  based on favorable  experience.  The amendments resulted in a receivable of $2,213,000 and the experience rating refund resulted in an additional receivable of $9,679,000.

 The Company  expects the continued use of reinsurance and  securitization  transactions  to fund the cash strain  anticipated  from acquisition costs on the coming years' sales volume.

 The Company has long-term surplus notes and short-term borrowings with ASI.  No dividends have been paid to ASI.

 The National Association of Insurance  Commissioners  ("NAIC") requires insurance companies to report information regarding minimum
Risk Based Capital ("RBC")  requirements.  These requirements are intended to allow insurance  regulators to identify companies that may need regulatory  attention.  The RBC model law requires that insurance  companies  apply various  factors to asset,  premium and reserve items,  all of which have inherent risks.  The formula  includes  components for asset risk,  insurance risk,  interest risk and business risk.  The Company has complied with the NAIC's RBC reporting  requirements  and has total adjusted  capital well above required capital.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                    (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

There have been no material  changes to the Company's  market risk during the first nine months of 2001.  The Company has provided a discussion of its market risks in Item 7A of Part II of the December 31, 2000 Form 10-K.

SELECTED FINANCIAL DATA

The following table summarizes information with respect to the operations of the Company:

(in thousands)                                                            For the Year Ended December 31,
                                                         2000           1999           1998            1997           1996
                                                         ----           ----           ----            ----           ----
STATEMENT OF OPERATIONS DATA
----------------------------

Revenues:
Annuity and life insurance charges and fees*         $             $     289,989   $              $     121,158   $     69,780
                                                     424,578                       186,211
Fee income                                                                                                               16,420
                                                     130,610       83,243          50,839         27,593
Net investment income
                                                     11,656        10,441          11,130         8,181           1,586
Premium income and other revenues
                                                     -----------   -----------     ------------   -----------
                                                     4,778         3,688           1,360          1,082           265
                                                     -----         -----           -----          -----           ---

Total revenues                                       $             $     387,361   $              $     158,014   $     88,051
                                                     ======        =============   =======        =============   ============
                                                     571,622                       249,540
                                                     =======                       =======

Benefits and Expenses:
Annuity and life insurance benefits                  $             $               $              $               $
                                                     751           612             558            2,033           613
Change in annuity and life insurance
   policy reserves
                                                     45,018        3,078           1,053          37              635
Cost of minimum death benefit reinsurance                                                                                 2,867
                                                     -             2,945           5,144          4,545
Return credited to contractowners
                                                     9,046         (1,639)         (8,930)        (2,018)         673
Underwriting, acquisition and other insurance
   expenses                                                                                                             49,887
                                                     335,213       206,350         167,790        90,496
Interest expense                                                                                                        10,791
                                                     ---------     ---------       ---------      ---------       ------------
                                                     85,998        69,502          41,004         24,895
                                                     ------        ------          ------         ------

Total benefits and expenses                          $             $     280,848   $     206,619  $     119,988   $    65,466
                                                     ======        =============   =============  =============   ===========
                                                     476,026
                                                     =======

Income tax expense (benefit)                         $             $       30,344  $              $       10,478  $
                                                     ========      ==============  ==========     ==============  =
                                                     30,779                        8,154                          (4,038)
                                                     ======                        =====

Net income                                           $             $               $              $       27,548  $    26,623
                                                     ========      ========        ========       ==============  ===========
                                                     64,817        76,169          34,767
                                                     ======                        ======

STATEMENT OF FINANCIAL CONDITION DATA
-------------------------------------

Total Assets                                         $31,702,705   $30,881,579     $18,848,273    $12,894,290     $8,268,696
                                                     ===========   ===========     ===========    ===========     ==========

Future fees payable to parent                        $             $     576,034   $     368,978  $     233,034   $     47,112
                                                     ======        =============   =============  =============   ============
                                                     934,410
                                                     =======

Surplus Notes                                        $             $     179,000   $              $     213,000   $   213,000
                                                     ======        =============   ======         =============   ===========
                                                     159,000                       193,000
                                                     =======

Shareholder's Equity                                 $             $     359,434   $              $     184,421   $   126,345
                                                     ======        =============   ======         =============   ===========
                                                     496,911                       250,417
                                                     =======

*    On annuity and life insurance sales of $8,216,167,  $6,862,968,  $4,159,662,  $3,697,990, and $2,795,114 during the years ended
     December 31, 2000,  1999,  1998,  1997, and 1996,  respectively,  with  contractowner  assets under  management of $29,751,822,
     $29,396,693, $17,854,761, $12,119,191, and $7,764,891 as of December 31, 2000, 1999, 1998, 1997 and 1996, respectively.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management's  Discussion  and Analysis of Financial  Condition and Results of Operations  should be read in  conjunction  with the consolidated financial statements and the notes thereto and Item 6, Selected Financial Data.

Management's  Discussion  and  Analysis  of  Financial  Condition  and  Results of  Operations  contains  certain  forward-looking statements  pursuant to the Private  Securities  Litigation  Reform Act of 1995.  These  forward-looking  statements  are based on estimates and assumptions that involve certain risks and  uncertainties,  therefore actual results could differ  materially due to factors not currently  known.  These factors  include  significant  changes in financial  markets and other  economic and business conditions, state and federal legislation and regulation, ownership and competition.

 Results of Operations
 ---------------------

 Annuity and life insurance  sales  increased 20% in 2000 to  $8,216,167,000  as compared to 65% in 1999.  Overall sales growth in
2000 was driven by  significant  sales volume in the first quarter of 2000 due to the strong equity market  performance.  However, the decline in the equity  markets  during the remainder of the year  negatively  impacted  sales as the first quarter growth rate was not sustained.  The Company continues to focus on increasing sales through  innovative  product  development  activities,  the recruitment and retention of top producers,  high quality  customer service and  improvements in web-based  technology.  All three major distribution channels achieved sales growth in 2000.

 Average assets under management  totaled  $31,413,809,000 in 2000 and  $21,984,759,000 in 1999,  representing an increase of 43%.
As a result of the growth in sales and average  assets under  management,  annuity and life  insurance  charges and fees increased
46% in 2000 and 56% in 1999. Fee income generated from transfer  agency-type and investment  support  activities  increased 57% in
2000 and 64% in 1999.

Net  investment  income  increased 12% in 2000 compared to 1999 and decreased 6% in 1999 compared to 1998. The increase in 2000 is primarily due to a higher level of  investments,  partially  offset by $6,939,000 of  amortization  of premiums paid on derivative instruments.  The decrease in 1999 was  primarily the result of  $1,036,000  of  amortization  of the premium paid on a derivative instrument  purchased  during 1999. See Note 2D to the  consolidated  financial  statements for information  related to derivative instruments  used to hedge  the  guaranteed  minimum  death  benefit  ("GMDB")  reserve  fluctuations.  Excluding  the  derivative amortization,  net  investment  income  increased 62% in 2000 and increased 3% in 1999 as a result of increased bond holdings that support the Company's risk-based capital objectives.

 Premium  income  represents  premiums  earned  on the  sale  of  ancillary  contracts  such  as  immediate  annuities  with  life contingencies,  supplementary  contracts with life  contingencies  and certain life insurance  products.  Increased sales of these products  led to an  increase  in premium  income in 2000.  The  increase in 2000 and 1999 was  primarily  due to higher  sales of
supplementary contracts.   Management expects supplementary contracts to grow over time with the maturing of core business lines.

Net realized  investment  losses totaled  $688,000 in 2000,  compared to gains of $578,000 in 1999 and $99,000 in 1998. The change from 1999 to 2000 is primarily due to realized  losses on sales of securities in the fixed maturity  portfolio.  These losses were partially  offset by realized  gains on sales of fixed  maturities  and mutual  funds.  The  increase  in  realized  gains in 1999 compared to 1998 is due to higher gains on sales of mutual fund investments.

 The change in annuity policy reserves  includes changes in reserves related to annuity  contracts with mortality risks as well as the Company's GMDB  liability.  In 2000,  equity markets  declined and the underlying  fund  performance  was lower than the prior year. In contrast,  the equity  markets and  underlying  fund  performance  were up  significantly  in 1999 compared to 1998.  The combination  of these events  resulted in an increase in GMDB  reserves of  $39,866,000  in 2000.  This compares to an increase in
GMDB reserves of $2,323,000 in 1999.

 In 1999, the Company began to develop a program  utilizing equity put options to manage the risks embedded in the GMDB in annuity contracts that would result from significant  declines in the equity markets.  Prior to the implementation of the hedge strategies utilizing  equity  put  options,  the  Company  had  reinsured  substantially  all of its  exposure  on the  GMDB  liability.  The reinsurance was terminated during the second quarter of 1999 as the reinsurer had exited this market.

 Return  credited to  contractowners  consists of revenues on the variable and market value  adjusted  annuities and variable life insurance,  offset by the benefit  payments  and changes in reserves  required on this  business.  Market value  adjusted  annuity activity has the largest impact on this benefit.  In 2000 and 1999, the Separate  Account  investment  returns on the market value adjusted  annuities were less than the expected  returns as calculated in the reserves,  contributing to the significant  increase in the return  credited to  contractholders  benefit.  In addition,  this benefit  increased  as a result of the  amortization  of unearned  Performance  Advantage  target  value  credits,  which  increased  $6,826,000  in  2000  over  1999.  Other  significant contributors to the change from 1999 to 2000 include  guaranteed  minimum death benefit payments on variable  annuities which were driven up due to the market  declines in 2000 as well as  increased  costs  associated  with  processing  of  backdated  financial transactions.  These increased  costs were partially  offset by a 2000 experience  refund on certain  reinsurance  treaties in the amount of $4,339,000.

 Underwriting, acquisition and other insurance expenses for 2000, 1999 and 1998 were as follows:

                     (in thousands)                                  2000                 1999                1998
                                                                     ----                 ----                ----

   Commissions and purchase credits                              $ 393,494            $ 358,279           $ 201,008

   General operating expenses                                      252,206              214,269             141,586

   Acquisition costs deferred during the year                     (495,103)            (450,059)           (261,432)
   Acquisition costs amortized during the year                     184,616               83,861              86,628
                                                                   -------   -           ------   -          ------

   Net capitalization of deferred acquisition costs               (310,487)            (366,198)           (174,804)
                                                       -          ---------            ---------           ---------

   Underwriting, acquisition and other
        insurance expenses                                       $ 335,213            $ 206,350           $ 167,790
                                                                 =========            =========           =========

 Underwriting,  acquisition  and  other  insurance  expenses  increased  62% and 23% in 2000  and  1999,  respectively.  Increased commissions  and purchase  credits  reflect the increase in sales in both 2000 and 1999.  Significant  investments in new product development  and  internet-based  technology  contributed  to general  operating  expense  increases  in both 2000 and 1999.  The amortization of acquisition  costs increased  substantially in 2000 compared to 1999 as the associated costs from record sales in late 1999 and early 2000 were  recognized  in  accordance  with  accounting  principles  generally  accepted in the United States profit and expense recognition models.

 Interest  expense  increased  $16,496,000  in 2000  and  $28,498,000  in 1999 as a result  of  additional  securitized  financing transactions,  which consist of the transfer of rights to receive future fees to the Parent  ("securitization  transactions").  In addition,  the Company  retired  surplus  notes on December  10,  2000 and  December  31,  1999 of  $20,000,000  and  $14,000,000,
respectively.  Surplus notes outstanding as of December 31, 2000 and 1999 totaled $159,000,000 and $179,000,000, respectively.

 The effective  income tax rates for the years ended  December 31, 2000,  1999 and 1998 were 32%, 28% and 19%,  respectively.  The effective  rate is lower than the corporate rate of 35% due to permanent  differences,  with the most  significant  item being the dividend  received  deduction.  Management  believes that based on the taxable income  produced in the past two years,  as well as the  continued  growth in annuity  sales,  the Company  will  produce  sufficient  taxable  income in future  years to realize its deferred tax assets.

 The Company  generated net income after tax of $64,817,000,  $76,169,000  and  $34,767,000 in 2000, 1999 and 1998,  respectively.
Revenue  increases  in 2000 were more than offset by higher  benefits  and  expenses  driven  primarily  from the  increase in the reserve  requirement  related  to the  GMDB  as a  result  of the  decline  in the  equity  markets.  Investments  in new  product development  and  technology  also  contributed  to the increase in  expenses.  These  factors  resulted in the 15% decline in net income.  Net  income  increased  119% in 1999 due to strong  sales  growth and  favorable  market  conditions  which led to higher asset-based  revenue.  The Company  considers  Mexico an emerging  market and has invested in the Skandia Vida operations with the expectation  of  generating  profits from  long-term  savings  products in future years.  As such,  Skandia Vida has generated net losses of $2,540,000,  $2,523,000 and $2,514,000 for the years ended December 31, 2000, 1999 and 1998,  respectively.  The Company expects to transfer ownership of Skandia Vida to an upstream affiliate during 2001.

 On March 22, 2001, the Company  announced that it will begin an aggressive  operating  expense  reduction program to better align its operating  infrastructure  with the current  investment  environment.  The planned moves include a reduction of  approximately
150  positions,  representing  13% of the  Company's  workforce,  reductions  in the  compensation  and benefit  programs  and the curtailment of certain discretionary expenses.

 Total assets grew 3% in 2000 partially as a result of the modest  increase in separate  account  assets  reflecting the impact of strong  sales which were almost  entirely  offset by the decline in equity  markets.  Increased  deferred  acquisition  costs also contributed  to the increase in assets.  Liabilities  grew 2% in 2000 due to higher  reserves  required to support the increase in annuity and life insurance  business,  and increased  financing  activity related to the transfer of rights to receive future fees and charges.

 Liquidity and Capital Resources
 -------------------------------

 The Company's liquidity requirement was met by cash from insurance  operations,  investment  activities,  borrowings from ASI and the securitization transactions with ASI.

 The majority of the operating  cash outflow  resulted  from the sale of variable  annuity and variable life products that carry a contingent  deferred  sales charge.  This type of product causes a temporary cash strain in that 100% of the proceeds are invested in separate  accounts  supporting the product leaving a cash (but not capital)  strain caused by the acquisition  cost for the new business.  This cash strain  required the Company to look beyond the cash made available by insurance  operations and  investments of the Company to  financing  in the form of surplus  notes,  capital  contributions,  securitization  transactions  and  modified coinsurance reinsurance arrangements:

o        During 2000 and 1999, the Company  received  $69,000,000  and  $34,800,000,  respectively,  from ASI to support the capital needs and  anticipated  growth in  business  of its U.S.  operations.  In  addition,  the  Company  received  $2,450,000  and
     $1,690,000 from ASI in 2000 and 1999, respectively, to support its investment in Skandia Vida.

o        Funds received from new securitization  transactions  amounted to $476,288,000 in 2000 and $265,710,000 in 1999 (see Note 8
     to the consolidated financial statements).

o        During 2000 and 1999,  the Company  extended its  reinsurance  agreements.  The Company also entered into an agreement with
     SICL in 2000. The reinsurance  agreements are modified coinsurance  arrangements where the reinsurer shares in the experience of a specific book of business.

 The Company expects the continued use of reinsurance and  securitization  transactions to fund the cash strain  anticipated  from the acquisition costs on the coming years' sales volume.

 As of December 31, 2000 and 1999,  shareholder's equity totaled $496,911,000 and $359,434,000,  respectively.  The increases were driven by the previously mentioned capital contributions received from ASI and net income from operations.

 The Company has long-term surplus notes and short-term borrowings with ASI.  No dividends have been paid to ASI.

 The National  Association of Insurance  Commissioners  ("NAIC")  requires  insurance  companies to report  information  regarding minimum Risk Based  Capital  ("RBC")  requirements.  These  requirements  are intended to allow  insurance  regulators to identify companies  that may need  regulatory  attention.  The RBC model law requires that  insurance  companies  apply various  factors to asset,  premium and reserve items,  all of which have inherent risks. The formula  includes  components for asset risk,  insurance risk,  interest rate risk and business  risk.  The Company has complied with the NAIC's RBC reporting  requirements  and has total adjusted capital well above required capital.

 Effects of Inflation
 --------------------

The rate of inflation has not had a significant effect on the Company's financial statements.

Outlook
-------

The Company  believes that it is well  positioned to retain and enhance its position as a leading  provider of financial  products for long-term  savings and retirement  purposes as well as to address the economic impact of premature death,  estate and business planning  concerns and supplemental  retirement  needs. The Company  continues to focus on offering  innovative  long-term savings and income  products  and  providing  superior  customer  service in order to gain market  share and improve  profitability  in an increasingly competitive market.

The Gramm-Leach-Bliley  Act of 1999 (the Financial Services  Modernization Act) permits affiliation among banks,  securities firms and  insurance  companies.  This  legislative  change has created  opportunities  for  continued  consolidation  in the  financial services industry and increased competition as large companies offer a wide array of financial products and services.

Various  other  legislative  initiatives  could impact the Company such as pension  reform,  capital gains and estate tax changes, privacy  standards  and  internet  regulation.  Pension  reform  may  change  current  tax  deferral  rules  and  allow  increased contributions to retirement plans, which may lead to higher investments in tax-deferred  products and create growth  opportunities for the Company.  A capital gains tax reduction may cause  tax-deferred  products to be less attractive to consumers,  which could adversely  impact the Company.  New privacy  standards  and internet  regulation  may impact the Company's  strategic  initiatives especially related to potential partnerships with web-based technology providers.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is subject to  potential  fluctuations  in earnings  and the fair value of certain of its assets and  liabilities,  as well as variations in expected cash flows due to changes in market  interest  rates and equity  prices.  The following  discussion focuses on specific  exposures  the Company has to interest  rate and equity price risk and  describes  strategies  used to manage these  risks.  The  discussion  is limited to financial  instruments  subject to market risks and is not intended to be a complete discussion of all of the risks to which the Company is exposed.

 Interest Rate Risk
 ------------------

 Fluctuations in interest rates can potentially  impact the Company's  profitability and cash flows. The Company has 97% of assets held under  management that are in  non-guaranteed  Separate  Accounts for which the Company's  exposure is not significant as the contractowner  assumes  substantially  all the  investment  risk.  On the  remaining  3% of assets,  the  interest  rate risk from contracts that carry interest rate exposure is managed through an  asset/liability  matching  program which takes into account the risk variables of the insurance liabilities supported by the assets.

 At December 31,  2000,  the Company  held fixed  maturity  investments  in its general  account that are  sensitive to changes in interest rates.  These securities are held in support of the Company's fixed immediate  annuities,  supplementary  contracts,  the fixed components of variable life insurance  contracts,  and in support of the Company's target solvency capital.  The Company has a  conservative  investment  philosophy  with  regard  to these  investments.  All  investments  are  investment  grade  corporate securities, government agency or U.S. government securities.

 The Company's  deferred  annuity products offer a fixed option which subjects the Company to interest rate risk. The fixed option guarantees  a fixed rate of interest  for a period of time  selected by the  contractowner.  Guarantee  period  options  available range from one to ten years.  Withdrawal of funds before the end of the guarantee  period subjects the  contractowner  to a market value  adjustment  ("MVA").  In the event of rising  interest  rates,  which make the fixed  maturity  securities  underlying  the guarantee  less  valuable,  the MVA could be negative.  In the event of declining  interest  rates,  which make the fixed maturity securities  underlying  the guarantee more valuable,  the MVA could be positive.  The resulting  increase or decrease in the value of the fixed option,  from  calculation of the MVA,  should  substantially  offset the increase or decrease in the market value of the securities underlying the guarantee.  The Company maintains strict  asset/liability  matching to enable this offset.  However, the Company still takes on the default risk for the  underlying  securities,  the interest rate risk of  reinvestment  of interest payments and the risk of failing to maintain the asset/liability matching program with respect to duration and convexity.

Liabilities  held  in  the  Company's  general  account  and  guaranteed   separate  account  as  of  December  31,  2000  totaled
$1,095,100,000.  Fixed  income  investments  supporting  those  liabilities  had a  fair  value  of  $1,098,500,000.  The  Company performed a sensitivity  analysis on these  interest-sensitive  liabilities  and assets at December 31, 2000. The analysis  showed that an  immediate  decrease  of 100 basis  points in  interest  rates  would  result in a net  increase  in  liabilities  and the corresponding  assets of  approximately  $37,300,000 and  $41,500,000,  respectively.  An analysis of a 100 basis point decline in interest  rates at December 31, 1999 showed a net  increase in  interest-sensitive  liabilities  and the  corresponding  assets of approximately $10,200,000 and $24,800,000, respectively.

 Equity Market Exposure
 ----------------------

 The primary  equity market risk to the Company  comes from the nature of the variable  annuity and variable life products sold by the  Company.  Various  fees and charges  earned are  substantially  derived as a  percentage  of the market value of assets under management.  In a market decline,  this income would be reduced.  This could be further  compounded by customer  withdrawals,  net of applicable  surrender  charge  revenues,  partially  offset by transfers to the fixed option  discussed above. A 10% decline in the market value of the assets under  management at December 31, 2000,  sustained  throughout 2001, would result in an approximate drop in related  annual fee income of  $54,000,000.  This result was not materially  different  than the result  obtained from the analysis performed as of December 31, 1999.

 Another  equity market risk exposure of the Company  relates to the  guaranteed  minimum  death  benefit  liability.  Declines in equity  markets and  correspondingly  the  performance  of the underlying  mutual funds,  increases the  guaranteed  minimum death benefit  liabilities.  As  discussed  in Note  2D of the  consolidated  financial  statements,  the  Company  utilizes  derivative instruments to hedge against the risk of significant  decreases in equity  markets.  Prior to the  implementation  of this program the Company utilized reinsurance to transfer this risk.

 The  Company has a small  portfolio  of equity  investments;  mutual  funds which are held in support of a deferred  compensation program. In the event of a decline in market values of underlying  securities,  the value of the portfolio would decline,  however the accrued benefits payable under the related deferred compensation program would decline by a corresponding amount.

 Estimates of interest rate risk and equity price risk were obtained using computer  models that take into  consideration  various assumptions  about the future.  Given the  uncertainty  of future  interest rate  movements,  volatility in the equity markets and consumer behavior, actual results may vary from those predicted by the Company's models.

                                            AUDITED CONSOLIDATED FINANCIAL STATEMENTS OF
                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

                                                    INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of American Skandia Life Assurance Corporation
Shelton, Connecticut

We have audited the consolidated  statements of financial  condition of American  Skandia Life Assurance  Corporation (the "Company"
which is a  wholly-owned  subsidiary  of  Skandia  Insurance  Company  Ltd.) as of  December  31,  2000 and  1999,  and the  related consolidated  statements  of  operations,  shareholder's  equity and cash flows for the three year period  ended  December 31, 2000.
These  consolidated  financial  statements are the responsibility of the Company's  management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing  standards  generally  accepted in the United States.  Those  standards  require that we plan and perform the audit to obtain  reasonable  assurance  about  whether the  financial  statements  are free of material misstatement.  An audit  includes  examining,  on a test basis,  evidence  supporting  the amounts and  disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant  estimates made by management,  as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion,  the financial  statements  referred to above present fairly, in all material respects,  the consolidated  financial position of American  Skandia Life  Assurance  Corporation  at December  31, 2000 and 1999,  and the  consolidated  results of their operations  and their cash flows for each of the three years in the period ended  December 31, 2000 in  conformity  with  accounting principles generally accepted in the United States.

/s/Ernst & Young

February 2, 2001
Hartford, Connecticut

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                           Consolidated Statements of Financial Condition
                                                           (in thousands)

                                            See notes to consolidated financial statements.

                                                                             As of December 31,
                                                                          2000                        1999
                                                                     ---------------            ----------------
ASSETS
------

Investments:
  Fixed maturities - at fair value                                          285,708             $       198,165                                                                                         $
  Fixed maturities - at amortized cost                                                                    3,360
                                                                                  -
  Equity securities - at fair value                                          20,402                      16,404
  Derivative instruments
                                                                              3,015                         189
  Policy loans                                                                3,746                       1,270
                                                                      --------------              --------------
                                                                      --------------              --------------

    Total investments                                                       312,871                     219,388

Cash and cash equivalents                                                    76,499                      89,212
Accrued investment income                                                     5,209                       4,054
Deferred acquisition costs                                                1,398,192                   1,087,705
Reinsurance receivable                                                        3,642                       4,062
Receivable from affiliates                                                    3,327
                                                                                                              -
Income tax receivable
                                                                             34,620                           -
Income tax receivable - deferred                                                                         51,726
                                                                                  -
State insurance licenses                                                      4,113                       4,263
Fixed assets                                                                 10,737                       3,305
Other assets                                                                 96,403                      36,698
Separate account assets                                                  29,757,092                  29,381,166
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

  Total assets                                                       $   31,702,705             $    30,881,579
                                                                     ===============            ================
                                                                     ===============            ================

LIABILITIES AND SHAREHOLDER'S EQUITY
------------------------------------

Liabilities:
Reserves for future insurance policy and contract benefits                  135,545             $        73,292                                                                                         $
Drafts outstanding                                                           63,758                      51,059
Accounts payable and accrued expenses                                       137,040                     158,590
Income tax payable                                                                                       24,268
                                                                                  -
Income tax payable - deferred
                                                                              8,949                           -
Payable to affiliates
                                                                                  -                      68,736
Future fees payable to parent                                               934,410
                                                                                                     576,034
Short-term borrowing                                                         10,000                      10,000
Surplus notes                                                               159,000                     179,000
Separate account liabilities                                             29,757,092                  29,381,166
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

  Total liabilities                                                      31,205,794                  30,522,145
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

Shareholder's equity:
Common stock, $100 par value, 25,000 shares authorized,
    issued and outstanding                                                    2,500                       2,500
Additional paid-in capital                                                  287,329                     215,879
Retained earnings                                                           205,979                     141,162
Accumulated other comprehensive income (loss)                                 1,103                       (107)
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

    Total shareholder's equity                                              496,911                     359,434
                                                                     ---------------            ----------------
                                                                     ---------------            ----------------

    Total liabilities and shareholder's equity                           31,702,705             $    30,881,579                                                                                         $
                                                                     ===============            ================

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                               Consolidated Statements of Operations
                                                           (in thousands)

                                            See notes to consolidated financial statements.

                                                                        For the Year Ended December 31,
                                                                   2000                  1999                 1998
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

REVENUES
--------

Annuity and life insurance charges and fees                  $                     $                    $
                                                                     424,578              289,989              186,211
Fee income                                                           130,610               83,243               50,839
Net investment income                                                 11,656               10,441               11,130
Premium income                                                         3,118                1,278                  874
Net realized capital (losses) gains                                    (688)                  578                   99
Other                                                                  2,348                1,832                  387
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

  Total revenues                                                     571,622              387,361              249,540
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

EXPENSES
--------

Benefits:
  Annuity and life insurance benefits                                    751                  612                  558
  Change in annuity and life insurance policy reserves                45,018                3,078                1,053
  Cost of minimum death benefit reinsurance
                                                                           -            2,945                5,144
  Return credited to contractowners                                    9,046              (1,639)              (8,930)
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

                                                                      54,815                4,996              (2,175)

Expenses:
  Underwriting, acquisition and other insurance
    expenses                                                         335,213              206,350              167,790
  Interest expense                                                    85,998               69,502               41,004
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

                                                                     421,211              275,852              208,794
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

  Total benefits and expenses                                        476,026              280,848              206,619
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

    Income from operations before income tax                          95,596              106,513               42,921

      Income tax expense
                                                                      30,779               30,344                8,154
                                                             ----------------      ---------------      ---------------
                                                             ----------------      ---------------      ---------------

        Net income                                           $                     $                    $
                                                                      64,817               76,169               34,767
                                                             ================      ===============      ===============
                                                             ================      ===============      ===============

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                          Consolidated Statements of Shareholder's Equity
                                                           (in thousands)

                                          See notes to consolidated financial statements.

                                                                   For the Year Ended December 31,
                                                               2000                 1999                  1998
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Common stock:
  Beginning balance                                      $                   $                     $
                                                                  2,500                 2,000                 2,000
  Increase in par value
                                                                      -                   500                     -
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance
                                                                  2,500                 2,500                 2,000
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Additional paid in capital:
  Beginning balance                                             215,879               179,889               151,527
  Transferred to common stock
                                                                      -                 (500)                     -
  Additional contributions                                       71,450                36,490                28,362
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance                                              287,329               215,879               179,889
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Retained earnings:
  Beginning balance                                             141,162                64,993                30,226
  Net income                                                     64,817                76,169                34,767
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance                                              205,979               141,162                64,993
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

Accumulated other comprehensive income (loss):
  Beginning balance
                                                                  (107)                 3,535                   668
  Other comprehensive income (loss)
                                                                  1,210               (3,642)                 2,867
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

    Ending balance
                                                                  1,103                 (107)                 3,535
                                                         ---------------     -----------------     -----------------
                                                         ---------------     -----------------     -----------------

      Total shareholder's equity                         $                   $                     $
                                                                496,911               359,434               250,417
                                                         ===============     =================     =================
                                                         ===============     =================     =================

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                                Consolidated Statements of Cash Flow
                                                           (in thousands)

                                          See notes to consolidated financial statements.

                                                                        For the Year Ended December 31,
                                                                  2000               1999                1998
                                                             -------------      --------------      -------------

Cash flow from operating activities:
  Net income                                                 $                  $                   $
                                                                   64,817              76,169             34,767
  Adjustments to reconcile net income to net
    cash used in operating activities:
      Amortization and depreciation
                                                                    7,565               1,495                251
      Deferred tax expense                                                           (10,903)
                                                                   60,023                               (14,242)
      Change in unrealized losses on derivatives
                                                                  (2,935)               3,749                  -
      Increase in policy reserves
                                                                   50,892               4,367              1,130
      (Decrease) increase in payable to affiliates
                                                                 (72,063)              69,897                166
      Change in income tax payable/receivable
                                                                 (58,888)              17,611              7,704
      Increase in other assets                                                       (32,954)
                                                                 (59,987)                                (1,173)
      Increase in accrued investment income
                                                                  (1,155)             (1,174)              (438)
      Decrease in reinsurance receivable
                                                                      420                 129              2,152
      Net increase in deferred acquisition costs                                    (366,198)          (174,804)
                                                                (310,487)
      (Decrease) increase in accounts payable and accrued
expenses                                                         (21,550)              66,763             20,637
      Increase in drafts outstanding                                                                       9,663
                                                                   12,699              22,118
      Change in foreign currency translation, net
                                                                    (101)                 701               (22)
      Net realized capital gain on expiration of derivatives
                                                                    (500)                   -                  -
      Net realized capital losses (gains)
                                                                      688               (578)               (99)
                                                             -------------      --------------      -------------

        Net cash used in operating activities                                       (148,808)          (114,308)
                                                                (330,562)
                                                             -------------      --------------      -------------

Cash flow from investing activites:
      Purchase of fixed maturity investments                                         (99,250)
                                                                (380,737)                               (31,828)
      Proceeds from sale and maturity of fixed
        maturity investments
                                                                  303,736              36,226              4,049
      Purchase of derivatives
                                                                  (6,722)             (4,974)                  -
      Purchase of shares in mutual funds                                             (17,703)
                                                                 (18,136)                                (7,158)
      Proceeds from sale of shares in mutual funds
                                                                    8,345              14,657              6,086
      Purchase of fixed assets
                                                                  (7,348)             (3,178)               (18)
      Increase in policy loans
                                                                  (2,476)               (701)                118
                                                             -------------      --------------      -------------

        Net cash used in investing activities                                        (74,923)
                                                                (103,338)                               (28,751)
                                                             -------------      --------------      -------------

Cash flow from financing activities:
      Capital contribution from parent
                                                                   51,450              22,490              8,362
      Increase in future fees payable to parent, net
                                                                  358,376             207,056            135,944
      Net deposits to (withdrawals from) contractowner
        accounts                                                   11,361               5,872            (5,696)
--------------------------------------------------------------------------      --------------      -------------

        Net cash provided by financing activities
                                                                  421,187             235,418            138,610
                                                             -------------      --------------      -------------

          Net (decrease) increase in cash and cash
            equivalents
                                                                  12,713)              11,687            (4,449)
          Cash and cash equivalents at beginning of period
                                                                   89,212              77,525             81,974
                                                             -------------      --------------      -------------

            Cash and cash equivalents at end of period       $                  $                   $
                                                                   76,499              89,212             77,525
                                                             =============      ==============      =============

     Income taxes paid                                       $                  $                   $
                                                                   29,644              23,637             14,651
                                                             =============      ==============      =============

      Interest paid                                          $                  $                   $
                                                                   85,551              69,697             35,588
                                                             =============      ==============      =============
                                                                                                    =============

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                             Notes to Consolidated Financial Statements
                                                         December 31, 2000

1.       ORGANIZATION AND OPERATION

         American  Skandia Life Assurance  Corporation  (the  "Company") is a wholly-owned  subsidiary of American  Skandia,  Inc.
         ("ASI") whose ultimate parent is Skandia Insurance Company Ltd., ("SICL") a Swedish Corporation.

         The  Company  develops  long-term  savings  and  retirement   products  which  are  distributed  through  its  affiliated broker/dealer  company,  American Skandia  Marketing,  Incorporated  ("ASM").  The Company  currently issues variable and term life  insurance and variable,  fixed,  market value  adjusted and immediate  annuities for  individuals,  groups and qualified pension plans.

         The Company has 99.9%  ownership  in Skandia  Vida,  S.A. de C.V.  ("Skandia  Vida")  which is a life  insurance  company domiciled in Mexico.  Skandia Vida had total  shareholder's  equity of $4,402,000 and $4,592,000 as of December 31, 2000, and 1999,  respectively.  The  Company  considers  Mexico  an  emerging  market  and has  invested  in the  Skandia  Vida operations  with the  expectation  of  generating  profits from  long-term  savings  products in future  years.  As such,
         Skandia Vida has generated net losses of  $2,540,000,  $2,523,000  and  $2,514,000 for the years ended December 31, 2000,
         1999 and 1998, respectively.

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         A.       Basis of Reporting
                  ------------------

                  The accompanying  consolidated  financial statements have been prepared in conformity with accounting principles generally  accepted in the United  States.  Intercompany  transactions  and  balances  have been  eliminated  in consolidation.

                  Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

         B.       New Accounting Standard
                  -----------------------

                  The FASB has issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative  Instruments
                  and Hedging Activities",  as amended by SFAS 137 and SFAS 138 (collectively,  "SFAS 133"). SFAS 133 is effective for all fiscal  quarters of all fiscal years  beginning  after June 15, 2000;  accordingly,  the Company adopted
                  SFAS 133 on January 1, 2001.  This  statement  establishes  accounting  and reporting  standards for  derivative instruments,  including certain derivative instruments embedded in other contracts,  and for hedging activities.
                  SFAS No. 133 requires that all derivative financial  instruments be measured at fair value and recognized in the statement of condition as either assets or  liabilities.  Changes in the fair value of the derivative  financial instruments will be reported in either earnings or comprehensive income,  depending on the use of the derivative and whether or not it qualifies for hedge accounting.

                  Special hedge accounting  treatment is permitted only if specific  criteria are met,  including that the hedging relationship be highly  effective both at inception and on an ongoing basis.  Accounting for hedges varies based on the type of hedge - fair value or cash flow.  Results of effective  hedges are recognized in current earnings for fair value hedges and in other  comprehensive  income for cash flow hedges.  Ineffective  portions of hedges are recognized immediately in earnings.

                                           AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  The  derivative  instruments  held by the Company in 2000 and 1999  consisted of equity put options  utilized to manage the market risk and reserve  fluctuations  associated with the guaranteed minimum death benefit ("GMDB").
                  The adoption of SFAS No. 133 did not have a material effect on the Company's financial statements.

C.       Investments
--------------------

                  The Company has classified its fixed maturity  investments  as either  held-to-maturity  or  available-for-sale.
                  Investments  classified as held-to-maturity  are investments that the Company has the ability and intent to hold to  maturity.  Such  investments  are carried at amortized  cost.  Those  investments  which are  classified  as available-for-sale  are  carried at fair value and  changes in  unrealized  gains and losses are  reported  as a component of other comprehensive income.

                  The Company has  classified its mutual fund  investments  held in support of a deferred  compensation  plan (see
                  Note 13) as  available-for-sale.  Such investments are carried at fair value and changes in unrealized gains and losses are reported as a component of other comprehensive income.

                  Policy loans are carried at their unpaid principal balances.

                  Realized gains and losses on disposal of investments  are determined by the specific  identification  method and are included in revenues.

         D.       Derivative Instruments
                  ----------------------

                  The Company uses derivative  instruments which consist of equity option contracts for risk management  purposes, and not for trading or  speculation.  The Company  hedges the market  value  fluctuations  of the GMDB  exposure embedded in its policy  reserves.  Premiums paid on option  contracts are amortized into net  investment  income over the terms of the  contracts.  The options are carried at amortized cost plus  intrinsic  value,  if any, at the  valuation  date.  An  option  has  intrinsic  value  if  it is  "in-the-money."  For  a  put  option  to be
                  "in-the-money,"  the  exercise  price  must be  greater  than the  value of the  underlying  index.  Changes  in intrinsic  value are  recorded  as a  component  of the change in annuity  and life  insurance  policy  reserves consistent with changes in the GMDB reserve.

E.       Cash Equivalents
         ----------------

                  The Company considers all highly liquid time deposits,  commercial paper and money market mutual funds purchased with a maturity at date of acquisition of three months or less to be cash equivalents.

F.       Fair Values of Financial Instruments
         ------------------------------------

                  The methods and assumptions used to determine the fair value of financial instruments are as follows:

                  Fair values of fixed  maturities  with active  markets are based on quoted market prices.  For fixed  maturities that trade in less active markets, fair values are obtained from an independent pricing service.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                  Fair values of investments in mutual funds are based on quoted market prices.

                  The  intrinsic  value  portion of the  derivative  instrument  is  determined  based on the current value of the underlying index.

                  The carrying value of cash and cash equivalents  (cost)  approximates fair value due to the short-term nature of these investments.

                  The carrying value of short-term  borrowings  (cost)  approximates  fair value due to the  short-term  nature of these liabilities.

                  Fair values of certain  financial  instruments,  such as future fees payable to parent and surplus notes are not readily determinable and are excluded from fair value disclosure requirements.

         G.       State Insurance Licenses
                  ------------------------

                  Licenses to do business in all states have been  capitalized  and reflected at the purchase  price of $6,000,000 less  accumulated  amortization.  The cost of the licenses is being amortized on a  straight-line  basis over 40 years.

         H.       Software Capitalization
                  -----------------------

                  The Company  capitalizes  certain costs  associated  with internal use software in accordance  with the American
                  Institute of Certified Public Accountants Statement of Position 98-1 ("SOP 98-1"),  "Accounting for the Costs of
                  Software  Developed or Obtained for Internal  Use.  The SOP,  which was adopted  prospectively  as of January 1,
                  1999,  requires the capitalization of certain costs incurred in connection with developing or obtaining internal use software.  Prior to the adoption of SOP 98-1, the Company  expensed all internal use software  related costs as  incurred.  Details of the  capitalized  software  costs,  which are  included in fixed  assets,  and related amortization for the years ended December 31, are as follows:

                  (in thousands)                                              2000              1999
                                                                              ----              ----

                  Balance at beginning of year                               $2,920             $
                                                                             ------             -
                                                                                       -

                  Software costs capitalized during the year                  4,804
                                                                                               3,035

                  Software costs amortized during the year                      (512)           (115)
                                                                       ---      -----     ----  -----

                                                                              4,292
                                                                      -       -----
                                                                                               2,920
                                                                                               -----

                  Balance at end of year                                     $7,212
                                                                             ======
                                                                                              $2,920
                                                                                              ======

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         I.       Income Taxes
                  ------------

                  The Company is included in the  consolidated  federal  income tax return and combined state income tax return of an  upstream  company,  Skandia  AFS  Development  Holding  Corporation  and  certain  of its  subsidiaries.  In accordance  with the tax sharing  agreement,  the  federal and state  income tax  provisions  are  computed on a separate return basis as adjusted for consolidated items such as net operating loss carryforwards.

                  Deferred  income taxes  reflect the net tax effects of  temporary  differences  between the carrying  amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

         J.       Recognition of Revenue and Contract Benefits
                  --------------------------------------------

                  Revenues for variable  deferred annuity contracts  consist of charges against  contractowner  account values for mortality  and  expense  risks,  administration  fees,  surrender  charges  and an  annual  maintenance  fee per contract.  Benefit reserves for variable annuity contracts  represent the account value of the contracts and are included in the separate account liabilities.

                  Revenues  for variable  immediate  annuity  contracts  with and without  life  contingencies  consist of certain charges against  contractowner  account values including  mortality and expense risks and  administration  fees.
                  Benefit reserves for variable  immediate annuity contracts  represent the account value of the contracts and are included in the separate account liabilities.

                  Revenues for market value  adjusted  fixed  annuity  contracts  consist of separate  account  investment  income reduced by benefit  payments and changes in reserves in support of contractowner  obligations,  all of which are included in return  credited to  contractowners.  Benefit  reserves for these  contracts  represent  the account value of the contracts,  and are included in the general  account reserve for future  contractowner  benefits to the extent in excess of the separate account assets.

                  Revenues for immediate annuity contracts without life contingencies  consist of net investment income.  Revenues for immediate  annuity  contracts  with life  contingencies  consist of single  premium  payments  recognized as annuity  considerations  when  received.  Benefit  reserves  for these  contracts  are based on the  Society  of
                  Actuaries 1983 Table-a with assumed  interest rates that vary by issue year.  Assumed interest rates ranged from
                  6.25% to 8.25% at December 31, 2000 and 1999.

                  Revenues for variable life  insurance  contracts  consist of charges  against  contractowner  account values for mortality and expense risk fees, cost of insurance fees,  taxes and surrender  charges.  Certain  contracts also include  charges  against  premium to pay state premium  taxes.  Benefit  reserves for variable  life  insurance contracts represent the account value of the contracts and are included in the separate account liabilities.

                                           AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         K.       Deferred Acquisition Costs
                  --------------------------

                  The costs of  acquiring  new  business,  which  vary with and are  primarily  related to the  production  of new business, are being deferred, net of reinsurance.  These costs include commissions,  costs of contract issuance, and  certain  selling  expenses  that vary  with  production.  These  costs are  being  amortized  generally  in proportion  to expected  gross  profits from  surrender  charges,  policy and asset based fees and mortality and expense margins.  This amortization is adjusted  retrospectively and prospectively when estimates of current and future gross profits to be realized from a group of products are revised.

                  Details of the  deferred  acquisition  costs and related  amortization  for the years ended  December 31, are as follows:

                          (in thousands)                                  2000             1999              1998
                                                                          ----             ----              ----

                  Balance at beginning of year                          $1,087,705          $721,507          $546,703
                                                                        ----------          --------          --------

                  Acquisition costs deferred during the year               495,103                             261,432
                                                                                             450,059

                  Acquisition costs amortized during the year             (184,616)          (83,861)          (86,628)
                                                                     ---  ---------      ------------         ---------

                                                                           310,487                             174,804
                                                                     ----  -------         ---                --------
                                                                                             366,198
                                                                                             -------

                  Balance at end of year                                $1,398,192        $1,087,705          $721,507
                                                                        ==========        ==========          ========

         L.       Reinsurance
                  -----------

                  The Company cedes reinsurance under modified co-insurance  arrangements.  These reinsurance arrangements provide additional  capacity  for growth in  supporting  the cash flow strain from the  Company's  variable  annuity and variable life insurance business.  The reinsurance is effected under quota share contracts.

                  The Company reinsured its exposure to market  fluctuations  associated with its GMDB liability in the first half of 1999  and in  1998.  Under  this  reinsurance  agreement,  the  Company  ceded  premiums  of  $2,945,000  and
                  $5,144,000;  received  claim  reimbursements  of $242,000 and $9,000;  and,  recorded  increases/(decreases)  in reserves of ($2,763,000) and $323,000 in 1999 and 1998, respectively.

At December 31, 2000 and 1999, in accordance with the provisions of modified coinsurance agreements, the Company accrued $4,339,000 and $41,000, respectively, for amounts receivable from favorable reinsurance experience on certain blocks of variable annuity business.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

2.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

         M.       Translation of Foreign Currency
                  -------------------------------

                  The  financial  position and results of  operations  of Skandia Vida are  measured  using local  currency as the functional  currency.  Assets and  liabilities  are  translated at the exchange rate in effect at each year-end.
                  Statements of income and shareholder's  equity accounts are translated at the average rate prevailing during the year.  Translation  adjustments  arising  from the use of  differing  exchange  rates from  period to period are reported as a component of other comprehensive income.

         N.       Separate Accounts
                  -----------------

                  Assets and liabilities in Separate Accounts are included as separate captions in the consolidated  statements of financial  condition.  Separate  Account  assets consist  principally of long term bonds,  investments in mutual funds,  short-term  securities  and cash and cash  equivalents,  all of which are  carried  at fair  value.  The investments are managed  predominately  through the Company's  investment advisory  affiliate,  American Skandia
                  Investment  Services,  Inc.  ("ASISI"),   utilizing  various  fund  managers  as  sub-advisors.   The  remaining
                  investments are managed by independent  investment  firms. The  contractowner  has the option of directing funds to a wide variety of mutual funds.  The  investment  risk on the variable  portion of a contract is borne by the contractowner.  A fixed  option  with a minimum  guaranteed  interest  rate is also  available.  The  Company is responsible for the credit risk associated with these investments.

                  Included in Separate Account  liabilities are reserves of  $1,059,987,000  and $896,205,000 at December 31, 2000
                  and 1999, respectively,  relating to annuity contracts for which the contractowner is guaranteed a fixed rate of
                  return.   Separate  Account  assets  of  $1,059,987,000   and  $896,205,000  at  December  31,  2000  and  1999,
                  respectively,  consisting of long term bonds, short-term securities,  transfers due from the general account and cash and cash equivalents are held in support of these annuity contracts, pursuant to state regulation.

         O.       Estimates
                  ---------

                  The  preparation of financial  statements in conformity  with accounting  principles  generally  accepted in the
                  United States requires that management make estimates and assumptions  that affect the reported amount of assets and  liabilities  at the date of the  financial  statements  and the  reported  amounts of revenues and expenses during  the  reporting  period.  The  more  significant  estimates  and  assumptions  are  related  to  deferred acquisition costs and involve policy lapses,  investment return and maintenance  expenses.  Actual results could differ from those estimates.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

3.       COMPREHENSIVE INCOME

         The components of comprehensive income, net of tax, for the years ended December 31 were as follows:

                           (in thousands)                                            2000          1999        1998
                                                                                     ----          ----        ----

         Net income                                                                 $64,817       $76,169    $34,767
         Other comprehensive income:
            Unrealized investment (losses) gains on
                available for sale securities                                         (1,681)       (3,438)     2,801
            Reclassification adjustment for realized losses (gains)
                included in investment income                                          2,957          (660)         88
                                                                                   ---------  -----   ----- ----------
            Net unrealized gains (losses) on securities                                1,276        (4,098)     2,889

            Foreign currency translation                                                               456        (22)
                                                                                    -------     ---------- -----------
                                                                                    (66)
                                                                                    ----

         Other comprehensive income (loss)                                             1,210        (3,642)      2,867
                                                                                   --------- --     ------- ---- -----

         Comprehensive income                                                       $66,027       $72,527     $37,634
                                                                                    =======       =======     =======

         The components of accumulated other comprehensive income, net of tax, as of December 31 were as follows:

                     (in thousands)                                                    2000          1999
                                                                                       ----          ----

        Unrealized investment gains (losses)                                          $1,021         ($255)
        Foreign currency translation                                                       82           148
                                                                               ------      --        ------

        Accumulated other comprehensive income (loss)                                 $1,103         ($107)
                                                                                      ======         ======

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS

         The amortized cost, gross unrealized  gains/losses and estimated fair value of  available-for-sale  and  held-to-maturity fixed  maturities and  investments in mutual funds as of December 31, 2000 and 1999 are shown below.  All securities held at December 31, 2000 and 1999 were publicly traded.

         Investments in fixed maturities as of December 31, 2000 consisted of the following:

                       (in thousands)                                     Available-for-Sale
                                                                          ------------------

                                                                           Gross              Gross
                                                        Amortized        Unrealized        Unrealized         Fair
                                                           Cost            Gains             Losses          Value
                                                           ----            -----             ------          -----

         U.S. Government obligations                       $206,041              $4,445           $ (11)      $210,475

         Foreign government obligations                       2,791                 195                          2,986
                                                                                                -

         Obligations of state and political
            subdivisions                                        253                   1                            254
                                                                                                -

         Corporate securities                                72,237               1,565          (1,809)        71,993
                                                      ----   ------  --           -----          -------  ----  ------

             Totals                                        $281,322              $6,206         $(1,820)      $285,708
                                                           ========              ======         ========      ========

         The amortized cost and fair value of fixed maturities, by contractual maturity, at December 31, 2000 are shown below.

                       (in thousands)                        Available-for-Sale
                                                             ------------------

                                                          Amortized           Fair
                                                            Cost             Value
                                                            ----             -----

         Due in one year or less                              $ 7,005           $ 7,018

         Due after one through five years                     157,111           158,344

         Due after five through ten years                     107,729           110,469

         Due after ten years                                    9,477             9,877
                                                      -----     -----  ------     -----

            Total                                            $281,322          $285,708
                                                             ========          ========

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS  (continued)

         Investments in fixed maturities as of December 31, 1999 consisted of the following:

                        (in thousands)                                            Available-for-Sale
                                                                                  ------------------

                                                                            Gross             Gross
                                                          Amortized       Unrealized       Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         U.S. Government obligations                          $ 81,183             $ -           $(678)       $ 80,505

         Obligations of state and political
            subdivisions                                           253               -              (3)            250

         Corporate securities                                  121,859               -          (4,449)        117,410
                                                               -------               -          -------        -------

             Totals                                           $203,295             $ -         $(5,130)       $198,165
                                                              ========             ===         ========       ========

                        (in thousands)                                            Held-to-Maturity
                                                                                  ----------------

                                                                            Gross             Gross
                                                          Amortized       Unrealized       Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         U.S. Government obligations                          $1,105               $ -              $ (1)      $1,104

         Corporate securities                                   2,255                -               (15)        2,240
                                                              -------                -               ----       ------

             Totals                                           $3,360               $ -              $(16)      $3,344
                                                              ======               ===              =====      ======

         Proceeds  from sales of fixed  maturities  during  2000,  1999 and 1998 were  $302,632,000,  $32,196,000,  and  $999,000, respectively.  Proceeds  from  maturities  during  2000,  1999 and 1998  were  $1,104,000,  $4,030,000,  and  $3,050,000, respectively.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

4.       INVESTMENTS (continued)

     The cost, gross unrealized gains/losses and fair value of investments in mutual funds at December 31, 2000 and 1999 are shown below:

                    (in thousands)                                          Gross             Gross
                                                                         Unrealized        Unrealized         Fair
                                                            Cost            Gains            Losses           Value
                                                            ----            -----            ------           -----

         2000                                             $23,218           $ 372           $(3,188)           $20,402
                                                          =======           =====           ========           =======

         1999                                             $11,667          $4,763            $ (26)            $16,404
                                                          =======          ======            ======            =======

         Net realized investment gains (losses) were as follows for the years ended December 31:

                    (in thousands)                                           2000             1999            1998
                                                                             ----             ----            ----

         Fixed maturities:
           Gross gains                                                      $1,002            $ 253            $ -
           Gross losses                                                     (3,450)            (228)              (1)
         Investment in mutual funds:
           Gross gains                                                       1,913              990              281
           Gross losses                                                        (153)           (437)            (181)
                                                                          ---  -----     --    -----            -----

         Totals                                                             $ (688)           $ 578            $ 99
                                                                            =======           =====            ====

5.       NET INVESTMENT INCOME

         The sources of net investment income for the years ended December 31 were as follows:

                    (in thousands)                                           2000             1999            1998
                                                                             ----             ----            ----

         Fixed maturities                                                  $13,502           $ 9,461         $ 8,534
         Cash and cash equivalents                                            5,154            2,159           1,717
         Investment in mutual funds                                               99               32          1,013
         Policy loans                                                             97               31              45
         Derivative instruments                                              (6,939)          (1,036)
                                                                             -------          -------
                                                                                                               -

         Total investment income                                            11,913            10,647          11,309

         Investment expenses                                                     257              206             179
                                                                         ------  ---    ------    ---      ------ ---

         Net investment income                                             $11,656           $10,441         $11,130
                                                                           =======           =======         =======

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES

         The significant components of income tax expense for the years ended December 31 were as follows:

                       (in thousands)                                            2000             1999        1998
                                                                                 ----             ----        ----

         Current tax (benefit) expense                                         ($29,244)         $41,248      $22,384

         Deferred tax expense (benefit)                                                          (10,904)     (14,230)
                                                                                  --       -     --------     -------
                                                                                 60,023
                                                                                 ------

         Total income tax expense                                                $30,779         $30,344       $8,154
                                                                                 =======         =======       ======

         The tax effects of significant  items comprising the Company's  deferred tax balance as of December 31, 2000 and 1999 are as follows:

                      (in thousands)                                                     2000                 1999
                                                                                         ----                 ----

         Deferred tax liabilities:
             Deferred acquisition costs                                              ($411,417)             ($321,873)
             Payable to reinsurers                                                     (29,985)               (26,733)
             Future contractowner benefits                                             (11,526)
                                                                                                           -
             Internal use software                                                      (2,524)
                                                                                                               (1,022)
             Policy fees                                                                (1,551)                (1,146)
             Net unrealized gains                                                         (550)
                                                                                                           -
             Foreign exchange translation                                                  (45)                   (80)
                                                                    ---------              ----  ---------        ----

             Total                                                                    (457,598)              (350,854)
                                                                                      ---------              ---------

         Deferred tax assets:
             Net separate account liabilities
                                                                                       421,662                333,521
             Future contractowner benefits
                                                                                              -                 3,925
             Other reserve differences
                                                                                         2,675                 39,645
             Deferred compensation
                                                                                        17,869                 18,844
             Surplus notes interest
                                                                                         5,536                  5,030
             Net unrealized losses
                                                                                              -                   137
             Other
                                                                                           907                  1,478
                                                                    --------               ---                  -----

             Total
                                                                                           -
                                                                                       448,649                402,580
                                                                                       -------                -------

             Income tax (payable) receivable - deferred                             ($   8,949)
                                                                                    ===========
                                                                                                              $51,726
                                                                                                              =======

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

6.       INCOME TAXES (continued)

         The income tax expense was  different  from the amount  computed by  applying  the federal  statutory  tax rate of 35% to pre-tax income from continuing operations as follows:

                    (in thousands)                                                2000           1999           1998
                                                                                  ----           ----           ----

         Income (loss) before taxes
            Domestic                                                             $98,136      $109,036       $45,435
            Foreign                                                               (2,540)        (2,523)      (2,514)
                                                                                  -------    --- -------      -------
            Total                                                                  95,596      106,513         42,921

            Income tax rate                                                          35%             35%            35%
                                                                            -----    ---      ---    ---   ----     ---

         Tax expense at federal statutory income tax rate                         33,459         37,280        15,022

         Tax effect of:
            Dividend received deduction                                           (7,350)        (9,572)        (9,085)
            Losses of foreign subsidiary                                                             883           880
                                                                                 889
            Meals and entertainment                                                                  664           487
                                                                                 841
            State income taxes                                                      (524)         1,071            673
            Other                                                                   3,464             18           177
                                                                                 --------     ----------     ---------

         Income tax expense                                                    $ 30,779       $ 30,344       $ 8,154
                                                                               ========       ========       =======

7.       COST ALLOCATION AGREEMENTS WITH AFFILIATES

         Certain  operating costs (including  personnel,  rental of office space,  furniture,  and equipment) have been charged to the Company at cost by American  Skandia  Information  Services  and  Technology  Corporation  ("ASIST"),  an  affiliated company.  The  Company  has also  charged  operating  costs to ASISI.  The total cost to the  Company for these items was
         $13,974,000,  $11,136,000,  and  $7,722,000 for the years ended December 31, 2000,  1999 and 1998,  respectively.  Income received for these items was  $11,186,000,  $3,919,000 and  $1,355,000  for the years ended  December 31, 2000,  1999 and
         1998, respectively.

         Beginning in 1999, the Company was reimbursed by ASM for certain  distribution  related costs  associated  with the sales of business  through an investment  firm where ASM serves as an introducing  broker  dealer.  Under this  agreement,  the expenses  reimbursed  were  $5,842,000  and $1,441,000 for the years ended December 31, 2000 and 1999. As of December 31,
         2000 and 1999, amounts receivable under this agreement were $492,000 and $245,000, respectively.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT

         In a series of  transactions  with ASI,  the Company  transferred  certain  rights to receive  future  fees and  contract charges expected to be realized on variable portions of designated blocks of deferred annuity contracts.

         The proceeds from the transfers have been recorded as a liability and are being  amortized  over the remaining  surrender charge period of the designated  contracts using the interest  method.  The Company did not transfer the right to receive future fees and charges after the expiration of the surrender charge period.

         In connection with these transactions,  ASI issued  collateralized notes in private placements,  which are secured by the rights to receive future fees and charges purchased from the Company.

         Under the terms of the Purchase  Agreements,  the rights transferred provide for ASI to receive a percentage (60%, 80% or
         100% depending on the  underlying  commission  option) of future  mortality and expense  charges and contingent  deferred sales charges,  after reinsurance,  expected to be realized over the remaining  surrender charge period of the designated contracts (6 to 8 years).

         Payments  representing  fees and charges in the aggregate amount of $219,454,000,  $131,420,000 and $69,226,000 were made by the Company to the Parent for the years  ended  December  31,  2000,  1999 and 1998,  respectively.  Related  interest expense of  $70,667,000,  $52,840,000  and  $22,978,000  has been included in the statement of income for the years ended
         December 31, 2000, 1999 and 1998, respectively.

         The  Commissioner  of the State of  Connecticut  has approved the  transfer of future fees and charges;  however,  in the event that the Company becomes subject to an order of liquidation or  rehabilitation,  the  Commissioner  has the ability to stop the payments due to the Parent under the Purchase Agreement subject to certain terms and conditions.

         The present values of the transactions as of the respective effective date were as follows:

                              Closing      Effective          Contract Issue         Discount       Present
           Transaction         Date           Date                Period               Rate          Value
           -----------         ----           ----                ------               ----          -----

             1996-1           12/16/96         9/1/96        1/1/94  -   6/30/96       7.5%           $50,221
             1997-1            7/23/97         6/1/97        3/1/96  -   4/30/97       7.5%            58,767
             1997-2           12/30/97        12/1/97         5/1/95  - 12/31/96       7.5%            77,552
             1997-3           12/30/97        12/1/97         5/1/96  - 10/31/97       7.5%            58,193
             1998-1            6/30/98         6/1/98        1/1/97  -   5/31/98       7.5%            61,180
             1998-2           11/10/98        10/1/98        5/1/97  -   8/31/98       7.0%            68,573
             1998-3           12/30/98        12/1/98         7/1/96  - 10/31/98       7.0%            40,128
             1999-1            6/23/99         6/1/99        4/1/94  -   4/30/99       7.5%           120,632
             1999-2           12/14/99        10/1/99       11/1/98  -   7/31/99       7.5%           145,078
             2000-1            3/22/00         2/1/00        8/1/99  -   1/31/00       7.5%           169,459
             2000-2            7/18/00         6/1/00        2/1/00  -   4/30/00       7.25%           92,399
             2000-3           12/28/00        12/1/00         5/1/00  - 10/31/00       7.25%          107,291
             2000-4           12/28/00        12/1/00         1/1/98  - 10/31/00       7.25%          107,139

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

8.       FUTURE FEES PAYABLE TO PARENT (continued)

         Expected payments of future fees payable to ASI as of December 31, 2000 are as follows:

                                                     Year Ended
               (in thousands)                        December 31,                          Amount
                                                     ------------                          ------

                                                         2001                             $164,892
                                                         2002                              169,511
                                                         2003                              165,626
                                                         2004                              151,516
                                                         2005                              128,053
                                                             2006 and thereafter           154,812
                                                                                --         -------

                                                        Total                             $934,410
                                                                                          ========

9.       LEASES

         The Company  leases  office space under a lease  agreement  established  in 1989 with ASIST.  The Company  entered into a lease agreement for office space in Westminster,  Colorado,  effective  January 1, 2001. Lease expense for 2000, 1999 and
         1998 was  $6,593,000,  $5,003,000  and $3,588,000  respectively.  Future minimum lease payments per year and in aggregate as of December 31, 2000 are as follows:

                 (in thousands)          2001                              $6,487
                                         2002                               8,032
                                         2003                               8,098
                                         2004                               8,209
                                         2005                               8,756
                                         2006 and thereafter               51,922
                                                                       -----------

                                         Total                            $91,504
                                                                       ===========

10.      RESTRICTED ASSETS

         To comply with  certain  state  insurance  departments'  requirements,  the Company  maintains  cash,  bonds and notes on deposit with various  states.  The carrying value of these deposits  amounted to $4,636,000 and $4,868,000 as of December
         31, 2000, and 1999,  respectively.  These  deposits are required to be maintained  for the  protection of  contractowners within the individual states.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

11.      RETAINED EARNINGS AND DIVIDEND RESTRICTIONS

         Statutory basis shareholder's equity was $342,804,000 and $286,385,000 at December 31, 2000 and 1999, respectively.

         The  statutory  basis net  income  for the year  ended  December  31,  2000 was  $11,550,000,  as  compared  to losses of
         $17,672,000 and $13,152,000 for the years ended December 31, 1999 and 1998, respectively.

         Under various state  insurance  laws,  the maximum  amount of dividends  that can be paid to  shareholders  without prior approval of the state  insurance  department is subject to restrictions  relating to statutory  surplus and net gain from operations.  At December 31, 2000, no amounts may be distributed without prior approval.

         On November 8, 1999,  the Board of Directors  authorized  the Company to increase the par value of its capital stock from
         $80 per share to $100 per share in order to comply with minimum  capital levels as required by the California  Department of Insurance.  This transaction  resulted in a corresponding  decrease in paid in and contributed surplus of $500,000 and had no effect on capital and surplus.

12.      STATUTORY ACCOUNTING PRACTICES

         The National  Association of Insurance  Commissioners  ("NAIC") revised the Accounting Practices and Procedures Manual in a process  referred to as  Codification.  The State of  Connecticut  has adopted the  provisions  of the revised  manual, which is effective  January 1, 2001.  The revised manual has changed,  to some extent,  prescribed  statutory  accounting practices and will result in changes to the  accounting  practices  that the Company uses to prepare its  statutory-basis financial  statements.  The  adoption of the revised  accounting  practices  is not  expected to have a material  adverse effect on the Company's statutory-basis capital and surplus.

13.      EMPLOYEE BENEFITS

         The  Company  has a 401(k)  plan for which  substantially  all  employees  are  eligible.  Under this plan,  the  Company contributes  3% of salary for all  participating  employees and matches  employee  contributions  at a 50% level up to an additional 3% Company  contribution.  Company  contributions to this plan on behalf of the participants  were $3,734,000,
         $3,164,000 and $2,115,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Company has a deferred  compensation  plan,  which is  available to the internal  field  marketing  staff and certain officers.  Company  contributions  to this plan on behalf of the  participants  were $399,000,  $193,000 and $342,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

         The Company and certain  affiliates  cooperatively  have a long-term  incentive  program under which units are awarded to executive  officers and other  personnel.  The Company and certain  affiliates  also have a profit sharing  program which benefits all employees  below the officer  level.  These  programs  consist of multiple  plans with new plans  instituted each year.  Generally,  participants  must remain  employed by the Company or its  affiliates  at the time such units are payable in order to receive any  payments  under the  programs.  The accrued  liability  representing  the value of these units was  $31,632,000  and  $42,619,000  as of December 31, 2000 and 1999,  respectively.  Payments under these programs were $13,542,000, $4,079,000 and $2,407,000 for the years ended December 31, 2000, 1999, and 1998, respectively.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                      (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

14.      REINSURANCE

         The effect of reinsurance for the years ended December 31, 2000, 1999 and 1998 is as follows:

         (in thousands)                                       2000
                                                              ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $477,802                      $45,784                      $13,607
        Ceded                              (53,224)                        (766)                      (4,561)
                                ---        --------           ------       -----           ---        -------
        Net                              $424,578                      $45,018                      $ 9,046
                                         ========                      =======                      =======

                                                                1999
                                                                ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $326,670                       $4,151                      ($1,382)
        Ceded                              (36,681)                      (1,073)                       (257)
                                ---        --------             -        -------          ----         -----
        Net                              $289,989                       $3,078                      ($1,639)
                                         ========                       ======                      ========

                                                                1998
                                                                ----

                                Annuity and Life Insurance   Change in Annuity and Life          Return Credited
                                     Charges and Fees                 Insurance                to Contractowners
                                     ----------------                                          -----------------
                                                                   Policy Reserves
                                                                   ---------------

        Gross                            $215,425                       $ 691                       ($8,921)
        Ceded                             (29,214)                         362                             (9)
                                --        --------           -----         ---            ---------        ---
        Net                              $186,211                      $1,053                       ($8,930)
                                         ========                      ======                       ========

         In December 2000, the Company  entered into a modified  coinsurance  agreement with SICL effective  January 1996.  During
         2000,  ceded premiums  received net of commission  expenses and reserve  adjustments  were  $10,360,000.  At December 31,
         2000, $6,109,000 was payable to SICL under this agreement.

         Such ceded  reinsurance does not relieve the Company of its obligations to  policyholders.  The Company remains liable to its  policyholders  for the portion  reinsured to the extent that any  reinsurer  does not meet its  obligations  assumed under the reinsurance agreements.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

15.      SURPLUS NOTES

The Company has issued surplus notes to its Parent in exchange for cash.  Surplus notes outstanding as of December 31, 2000 and 1999 were as follows:

              (in thousands)
                                                                                            Interest for the
         ---------------------------------
                                            Interest       2000         1999           Years Ended December 31,
         ---------------------------------
                 Issue Date                   Rate        Amount       Amount         2000       1999        1998
                 ----------                   ----        ------       ------         ----       ----        ----
         ---------------------------------

         ---------------------------------
         December 29, 1993                   6.84%                                           -           -     1,387
                                                      -             -
         ---------------------------------
         February 18, 1994                   7.28%                         10,000         732         738         738
                                                      -
         ---------------------------------
         March 28, 1994                      7.90%                         10,000         794         801         801
                                                      -
         ---------------------------------
         September 30, 1994                  9.13%          15,000         15,000       1,392       1,389       1,389
         ---------------------------------
         December 28, 1994                   9.78%                              -           -       1,308       1,388
                                                           -
         ---------------------------------
         December 19, 1995                   7.52%          10,000         10,000         765         762         762
         ---------------------------------
         December 20, 1995                   7.49%          15,000         15,000       1,142       1,139       1,139
         ---------------------------------
         December 22, 1995                   7.47%           9,000          9,000         684         682         682
         ---------------------------------
         June 28, 1996                       8.41%          40,000         40,000       3,420       3,411       3,411
         ---------------------------------
         December 30, 1996                   8.03%          70,000         70,000       5,715       5,698       5,699
                                                      ---   ------  ---    ------ ---   ----- ---   ----- ---   -----
         ---------------------------------

         ---------------------------------
         Total                                            $159,000       $179,000     $14,644     $15,928     $17,396
                                                          ========       ========     =======     =======     =======
         ---------------------------------

         Surplus notes for $10,000,000  dated February 18, 1994 and $10,000,000  dated March 28, 1994 were converted to additional paid-in  capital on  December  27,  2000.  A surplus  note for  $14,000,000  dated  December  28, 1994 was  converted  to additional paid-in capital on December 10, 1999.  All surplus notes mature seven years from the issue date.

         Payment of interest and repayment of principal for these notes is subject to certain  conditions and require  approval by the Insurance  Commissioner of the State of  Connecticut.  At December 31, 2000 and 1999,  $15,816,000  and  $14,372,000,
         respectively, of accrued interest on surplus notes was not approved for payment under these criteria.

16.      SHORT-TERM BORROWING

         The Company had a $10,000,000  short-term  loan payable to ASI at December 31, 2000 and 1999 as part of a revolving  loan agreement.  The loan has an  interest  rate of 7.13% and matures on March 12,  2001.  The total  interest  expense to the
         Company was  $687,000,  $585,000  and $622,000 and for the years ended  December 31, 2000,  1999 and 1998,  respectively.
         Accrued interest payable was $222,000 and $197,000 as of December 31, 2000 and 1999, respectively.

17.      CONTRACT WITHDRAWAL PROVISIONS

         Approximately  99%  of  the  Company's  separate  account   liabilities  are  subject  to  discretionary   withdrawal  by
         contractowners  at market  value or with market  value  adjustment.  Separate  account  assets  which are carried at fair value are adequate to pay such withdrawals  which are generally  subject to surrender  charges ranging from 10% to 1% for contracts held less than 10 years.

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

18.      SEGMENT REPORTING

         In recent  years,  in order to complete the array of products  offered by the Company and its  affiliates  to meet a wide variety of financial  planning,  the Company developed the variable life insurance and qualified  retirement plan annuity products.  Assets under  management  and sales for the products other than variable  annuities have not been  significant enough to warrant full segment  disclosures  as required by SFAS 131,  "Disclosures  about  Segments of an Enterprise and
         Related Information."

                                            AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                   (a wholly-owned subsidiary of Skandia Insurance Company Ltd.)

                                       Notes to Consolidated Financial Statements (continued)

19.      QUARTERLY FINANCIAL DATA (UNAUDITED)

         The following table summarizes information with respect to the operations of the Company on a quarterly basis:

        (in thousands)                                                       Three months Ended

                                                            March 31          June 30 September 30     December 31
                                                            --------          ------- ------------     -----------
                          2000
                          ----
        Premiums and other insurance
           revenues                                        $137,255        $139,317          $147,923         $136,159
        Net investment income                                 2,876                                                966
                                                                    3,628             4,186
        Net realized capital gains (losses)                     729         (1,436)            (858)               877
                                                  -------       ---    ---  -------   -----    ----    -------     ---
        Total revenues                                      140,860          141,509           151,251         138,002
        Benefits and expenses                               106,641          121,356           137,514         110,515
                                                            -------         --------          --------         -------
        Pre-tax net income                                   34,219            20,153                           27,487
                                                                                      13,737
        Income taxes                                         10,038                                             12,349
                                                  --         ------          ----              ----    --       ------
                                                                    5,225             3,167
                                                                    -----             -----
        Net income                                          $24,181          $14,928           $10,570         $15,138
                                                            =======          =======           =======         =======

                          1999
                          ----
        Premiums and other insurance
           revenues                                          $78,509         $88,435           $97,955        $111,443
        Net investment income                                  2,654             2,842                           2,210
                                                                                       2,735
        Net realized capital gains                               295                                                52
                                                  -------        ---         ---------        -------- ---------    --
                                                                     25                206
                                                                     --                ---
        Total revenues                                        81,458           91,302          100,896         113,705
        Benefits and expenses                                 64,204           67,803                           77,244
                                                  --          ------         --------         ---      --       ------
                                                                                       71,597
                                                                                       ------
        Pre-tax net income                                    17,254           23,499                           36,461
                                                                                       29,299
        Income taxes                                           3,844             7,142                          11,460
                                                  -----        -----        ----------        -----    --       ------
                                                                                       7,898
                                                                                       -----
        Net income                                          $ 13,410        $ 16,357          $ 21,401        $ 25,001
                                                            ========        ========          ========        ========

                          1998
                          ----
        Premiums and other insurance
           revenues                                          $50,593         $57,946          $62,445          $67,327
        Net investment income                                  3,262             2,410                           2,989
                                                                                       2,469
        Net realized capital gains (losses)                      156                              (46)
                                                  -------        ---        ----------     -----------
                                                                     13                                      (24)
                                                                     --                                      ----
        Total revenues                                        54,011           60,369           64,868          70,292
        Benefits and expenses                                 46,764           42,220           48,471          69,164
                                                  --          ------                          --------        - ------
        Pre-tax net income                                     7,247           18,149           16,397           1,128
        Income taxes                                           1,175             4,174
                                                  ----         -----                          ----
                                                                                       2,223                       582
                                                                                       -----                       ---
        Net income                                            $6,072         $13,975          $14,174            $ 546
                                                              ======         =======          =======            =====

B-1

                               APPENDIX B - CONDENSED FINANCIAL INFORMATION ABOUT SEPARATE ACCOUNT B

Separate Account B (Class 9 Sub-accounts) are first being offered as of the effective date of this Prospectus.  Therefore, no financial information is available.

                                                                C-2
                                        APPENDIX C - CALCULATION OF OPTIONAL DEATH BENEFITS

Examples of Enhanced Beneficiary Protection Optional Death Benefit Calculation
The following are examples of how the Enhanced  Beneficiary  Protection  Optional Death Benefit is calculated.  Each example assumes that a $50,000 initial  Purchase  Payment is made and that no withdrawals are made prior to the Owner's death.  Each example assumes that  there is one Owner  who is age 50 on the Issue  Date and that all  Account  Value is  maintained  in the  variable  investment options.

NOTE:  The examples below do not include Credits which may be recovered by American Skandia under certain circumstances.

Example with market increase
Assume that the Owner's Account Value has been increasing due to positive  market  performance.  On the date we receive due proof of death,  the Account Value is $75,000.  The basic Death Benefit is calculated as Purchase  Payments minus  proportional  withdrawals, or Account  Value  less the amount of any  Credits  applied  within  12-months  prior to the date of death,  which ever is  greater.
Therefore,  the basic Death Benefit is equal to $75,000.  The Enhanced  Beneficiary  Protection  Optional  Death Benefit is equal to the amount payable under the basic Death Benefit  ($75,000) PLUS 50% of the "Death Benefit  Amount" less Purchase  Payments  reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $75,000
         Basic Death Benefit =      $75,000
         Death Benefit Amount =     $75,000 - $50,000 = $25,000

         Amount Payable Under Enhanced Beneficiary Protection Optional Death Benefit =  $75,000 + $12,500 = $87,500

Examples with market decline
Assume that the Owner's  Account Value has been decreasing due to declines in market  performance.  On the date we receive due proof of death,  the  Account  Value is  $45,000.  The  basic  Death  Benefit  is  calculated  as  Purchase  Payments  minus  proportional withdrawals,  or Account Value less the amount of any Credits  applied within  12-months  prior to the date of death,  which ever is greater.  Therefore,  the basic Death Benefit is equal to $50,000.  The Enhanced  Beneficiary  Protection  Optional Death Benefit is
equal to the amount payable under the basic Death Benefit  ($50,000) PLUS 50% of the "Death Benefit  Amount" less Purchase  Payments reduced by proportional withdrawals.

         Purchase Payments =        $50,000
         Account Value =            $40,000
         Basic Death Benefit =      $50,000
         Death Benefit Amount =     $50,000 - $50,000 = $0

         Amount Payable Under Enhanced Beneficiary Protection Optional Death Benefit =  $50,000 + $0 = $50,000

         In this example you would  receive no additional  benefit from  purchasing  the Enhanced  Beneficiary  Protection  Optional
         Death Benefit.

Examples of Guaranteed Minimum Death Benefit Calculation
The following are examples of how the Guaranteed  Minimum Death Benefit is calculated.  Each example  assumes that a $50,000 initial
Purchase  Payment is made and that no  withdrawals  are made prior to the Owner's  death.  Each  example  assumes  that there is one
Owner who is age 50 on the Issue Date and that all Account Value is maintained in the variable investment options.

NOTE:  The examples below do not include Credits which may be recovered by American Skandia under certain circumstances.

Example of market increase
Assume that the Owner's  Account Value has generally been  increasing  due to positive  market  performance.  On the date we receive due proof of death, the Account Value is $90,000.  The Highest  Anniversary Value at the end of any previous period is $72,000.  The
Death Benefit would be the Account Value  ($90,000)  because it is greater than the Highest  Anniversary  Value ($72,000) or the sum of prior Purchase Payments increased by 5.0% annually ($73,872.77).

Example of market decrease
Assume that the Owner's Account Value generally  increased until the fifth  anniversary but generally has been decreasing  since the fifth  contract  anniversary.  On the date we receive due proof of death,  the Account  Value is  $48,000.  The Highest  Anniversary
Value at the end of any previous  period is $54,000.  The Death Benefit  would be the sum of prior  Purchase  Payments  increased by
5.0% annually ($73,872.77) because it is greater than the Highest Anniversary Value ($54,000) or the Account Value ($48,000).

Example of market increase followed by decrease
Assume that the Owner's  Account Value  increased  significantly  during the first six years  following the Issue Date. On the sixth anniversary  date the Account  Value is  $90,000.  During the seventh  Annuity  Year,  the  Account  Value  increases  to as high as
$100,000 but then  subsequently  falls to $80,000 on the date we receive due proof of death.  The Death Benefit would be the Highest
Anniversary Value at the end of any previous period ($90,000),  which occurred on the sixth anniversary,  although the Account Value was higher  during the  subsequent  period.  The Account Value on the date we receive due proof of death  ($80,000) is lower,  as is the sum of all prior Purchase Payments increased by 5.0% annually ($73,872.77).

D-3

                                         APPENDIX D - Plus40(TM)OPTIONAL LIFE INSURANCE RIDER

------------------------------------------------------------------------------------------------------------------------------------
The life insurance  coverage  provided under the Plus40(TM)Optional Life Insurance Rider ("Plus40(TM)rider" or the "Rider") is supported by American  Skandia's  general account and is not subject to, or registered as a security under,  either the Securities Act of 1933 or the Investment  Company Act of 1940.  Information  about the Plus40(TM)rider is included as an Appendix to this  Prospectus to help you  understand  the Rider and the  relationship  between the Rider and the value of your Annuity.  It is also included  because you can elect to pay for the Rider with taxable  withdrawals  from your Annuity.  The staff of the  Securities  and Exchange  Commission has not reviewed this  information.  However,  the  information  may be subject to certain  generally  applicable  provisions of the
Federal securities laws regarding accuracy and completeness.
------------------------------------------------------------------------------------------------------------------------------------

The income  tax-free life insurance  payable to your  Beneficiary(ies)  under the Plus40(TM)rider is equal to 40% of the Account Value of your  Annuity  as of the date we  receive  due proof of death,  subject  to certain  adjustments,  restrictions  and  limitations described below.

ELIGIBILITY
The Plus40(TM)rider may be purchased as a rider on your  Annuity.  The Rider must cover those  persons upon whose death the Annuity's death benefit  becomes payable - the Annuity's  owner or owners,  or the Annuitant (in the case of an entity owned Annuity).  If the
Annuity has two Owners,  the Rider's death  benefit is payable upon the first death of such  persons.  If the Annuity is owned by an entity, the Rider's death benefit is payable upon the death of the Annuitant, even if a Contingent Annuitant is named.

The minimum  allowable  age to purchase the Plus40(TM)rider is 40; the maximum  allowable age is 75. If the Rider is purchased on two lives,  both persons must meet the age  eligibility  requirements.  The Plus40(TM)rider is not  available to purchasers  who use their
Annuity as a funding  vehicle for a Tax  Sheltered  Annuity (or 403(b)) or as a funding  vehicle for a qualified  plan under Section
401 of the Internal Revenue Code ("Code").

ADJUSTMENTS, RESTRICTIONS & LIMITATIONS
|X|      If you die during the first 24 months  following the  effective  date of the Plus40(TM)rider  (generally,  the Issue Date of your  Annuity),  the death  benefit will be limited to the amount of any charges paid for the Rider while it was in effect.
         While we will return the charges you have paid during the  applicable  period as the death benefit,  your  Beneficiary(ies)
         will receive no  additional  life  insurance  benefit from the Plus40(TM)rider if you die within 24 months of its  effective
                          ----------
         date.

|X|      If you make a Purchase  Payment  within 24 months  prior to the date of death,  the  Account  Value used to  determine  the amount of the death  benefit  will be reduced by the amount of such  Purchase  Payment(s).  If we reduce the death  benefit payable  under the Plus40(TM)rider based on this  provision,  we will return 50% of any charges  paid for the Rider based on those Purchase Payments as an additional amount included in the death benefit under the Rider.

|X|      If we apply Credits to your Annuity based on Purchase  Payments,  such Credits are treated as Account Value for purposes of determining  the death  benefit  payable under the Plus40(TM)rider.  However,  if Credits were applied to Purchase  Payments made within 24 months  prior to the date of death,  the Account  Value used to  determine  the amount of the death  benefit will be reduced by the amount of such  Credits.  If we reduce the death  benefit  payable  under the Plus40(TM)rider based on this  provision,  we will  return 50% of any  charges  paid for the Rider  based on such  Credits as an  additional  amount included in the death benefit under the Rider.

|X|      If you become  terminally  ill (as  defined in the Rider)  and elect to  receive a portion  of the  Plus40(TM)rider's  death benefit  under the  Accelerated  Death Benefit  provision,  the amount that will be payable under the Rider upon your death will be reduced.  Please refer to the Accelerated Death Benefit provision described below.

|X|      If  charges  for the  Plus40(TM)rider are due and are  unpaid as of the date the death  benefit  is being  determined,  such charges will be deducted from the amount paid to your Beneficiary(ies).

|X|      If the age of any person  covered  under the Plus40(TM)rider is  misstated,  we will adjust any coverage  under the Rider to conform to the facts. For example,  if, due to the  misstatement,  we overcharged you for coverage under the Rider, we will add any  additional  charges  paid to the  amount  payable  to  your  Beneficiary(ies).  If,  due to the  misstatement,  we undercharged  you for coverage  under the Rider,  we will reduce the death benefit in proportion to the charges not paid as compared to the charges that would have been paid had there been no misstatement.

|X|

     On or after an Owner reaches the expiry date of the Rider (the anniversary of the Annuity's Issue Date on or immediately  after the 95th  birthday),  coverage  will  terminate.  No charge will be made for an Owner  following  the expiry date. If there are two Owners,  the expiry date  applies  separately  to each Owner;  therefore,  coverage  may continue for one Owner and terminate as to the other Owner.

MAXIMUM BENEFIT
The Plus40(TM)rider is subject to a Maximum  Death  Benefit  Amount  based on the  Purchase  Payments  applied to your  Annuity.  The
Plus40(TM)rider may also be subject to a Per Life Maximum  Benefit  that is based on all amounts  paid under any annuity  contract we
                                                                                                             ---
issue to you under which you have elected the Plus40(TM)rider or similar life insurance coverage.

|X|      The Maximum  Death  Benefit  Amount is 100% of the Purchase  Payments  increasing  at 5% per year  following  the date each
             -------------------------------
         Purchase  Payment is applied to the  Annuity  until the date of death.  If  Purchase  Payments  are  applied to the Annuity within 24 months prior to the date of death,  the Maximum Death Benefit  Amount is decreased by the amount of such Purchase
         Payments.

|X|      The Per Life Maximum Benefit applies to Purchase  Payments  applied to any such annuity  contracts more than 24 months from
             ------------------------
         the date of death that  exceed  $1,000,000.  If you make  Purchase  Payments  in excess of  $1,000,000,  we will reduce the aggregate death benefit  payable under all Plus40(TM)riders,  or similar riders issued by us, based on the combined amount of
         Purchase  Payments in excess of $1,000,000  multiplied by 40%. If the Per Life Maximum Benefit applies,  we will reduce the amount  payable under each  applicable  Plus40(TM)rider on a pro-rata  basis.  If the Per Life Maximum  Benefit  applies upon your death,  we will return any excess  charges that you paid on the portion of your  Account  Value on which no benefit is payable.  The Per Life Maximum Benefit does not limit the amount of Purchase Payments that you may apply to your Annuity.

ACCELERATED DEATH BENEFIT PROVISION
If you become  terminally  ill,  you may request  that a portion of the death  benefit  payable  under the Plus40(TM)rider be prepaid instead of being paid to your  Beneficiary(ies)  upon your  death.  Subject to our  requirements  and where  allowed by law, we will make a one time, lump sum payment.  Our  requirements  include proof  satisfactory to us, in writing,  of terminal illness after the
Rider's Effective Date.

The maximum we will pay,  before any  reduction,  is the lesser of 50% of the Rider's  death  benefit or  $100,000.  If you elect to accelerate  payment of a portion of the death benefit under the Plus40(TM)rider,  the amount of the remaining death benefit is reduced by the prepaid amount  accumulating at an annualized  interest rate of 6.0%.  Eligibility for an accelerated  payout of a portion of your Plus40(TM)rider death benefit may be more restrictive than any  medically-related  waiver provision that may be applicable to you under the Annuity.

CHARGES FOR THE PLUS40(TM)RIDER
The Plus40(TM)rider has a current  charge and a guaranteed  maximum  charge.  The current  charge for the Plus40(TM)rider is based on a percentage of your Account Value as of the anniversary of the Issue Date of your Annuity.  The applicable  percentages  differ based on the attained age,  last birthday of the Owner(s) or Annuitant (in the case of an entity owned  Annuity) as of the date the charge is due. We reserve the right to change the current charge,  at any time,  subject to regulatory  approval where  required.  If there are two Owners,  we calculate  the current  charge that  applies to each Owner  individually  and deduct the combined  amount as the charge for the Rider.  There is no charge  based on a person's  life after  coverage  expires as to that person.  However,  a charge will still apply to the second of two Owners (and  coverage  will  continue for such Owner) if such Owner has not reached the expiry date.

                                           Attained Age                  Percentage of
                                                                         Account Value
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 40-75                       .80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 76-80                       1.60%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 81-85                       3.20%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                             Age 86-90                       4.80%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 91                         6.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 92                         7.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 93                         8.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 94                         9.50%
                                   ------------------------------ ----------------------------
                                   ------------------------------ ----------------------------
                                              Age 95                        10.50%
                                   ------------------------------ ----------------------------

The charge for the Plus40(TM)rider may also be subject to a guaranteed  maximum  charge that will apply if the current  charge,  when applied to the Account  Value,  exceeds the  guaranteed  maximum  charge.  The  guaranteed  maximum  charge is based on a charge per
$1,000 of insurance.

We determine the charge for the Rider annually,  in arrears.  We deduct the charge:  (1) upon your death; (2) on each anniversary of the Issue  Date;  (3) on the date that you begin  receiving  annuity  payments;  (4) if you  surrender  your  Annuity  other  than a medically-related  surrender;  or (5) if you  choose to  terminate  the  Rider.  If the Rider  terminates  for any of the  preceding reasons on a date other than the  anniversary  of the  Annuity's  Issue  Date,  the charge will be  prorated.  During the first year after the  Annuity's  Issue Date,  the charge will be prorated  from the Issue Date.  In all  subsequent  years,  the charge will be prorated from the last anniversary of the Issue Date.

You can elect to pay the annual  charge  through a redemption  from your  Annuity's  Account Value or through funds other than those within the Annuity.  If you do not elect a method of payment,  we will  automatically  deduct the annual charge from your  Annuity's
Account Value.  The manner in which you elect to pay for the Rider may have tax implications.

|X|      If you elect to pay the charge through a redemption of your Annuity's  Account Value,  the withdrawal  will be treated as a taxable  distribution,  and will  generally  be  subject  to  ordinary  income  tax on the  amount of any  investment  gain withdrawn.  If you are under age 59 1/2,  the  distribution  may also be subject to a 10%  penalty on any gain  withdrawn,  in addition to  ordinary  income  taxes.  We first  deduct the amount of the charge  pro-rata  from the  Account  Value in the variable  investment  options.  We only  deduct the  charge  pro-rata  from the Fixed  Allocations  to the extent  there is insufficient Account Value in the variable investment options to pay the charge.

|X|      If you elect to pay the  charge  through  funds  other  than  those from your  Annuity,  we  require  that  payment be made electronically in U.S. currency through a U.S.  financial  institution.  If you elect to pay the charge through  electronic transfer  of funds and  payment  has not been  received  within 31 days from the due date,  we will  deduct the charge as a redemption from your Annuity, as described above.

TERMINATION
You can terminate  the Plus40(TM)rider at any time.  Upon  termination,  you will be required to pay a pro-rata  portion of the annual charge for the Rider.  The Plus40(TM)rider will terminate  automatically  on the date your Account Value is applied to begin receiving annuity  payments,  on the date you  surrender the Annuity or, on the expiry date with respect to such person who reaches the expiry date.  We may also  terminate  the Plus40(TM)rider,  if  necessary,  to comply  with our  interpretation  of the Code and  applicable regulations.  Once terminated, you may not reinstate your coverage under the Plus40(TM)rider.

CHANGES IN ANNUITY DESIGNATIONS
Changes in  ownership  and  annuitant  designations  under the Annuity may result in changes in  eligibility  and charges  under the
Plus40(TM)rider.  These changes may include termination of the Rider.  Please refer to the Rider for specific details.

SPOUSAL ASSUMPTION
A spousal  beneficiary  may elect to assume  ownership  of the  Annuity  instead of taking the  Annuity's  Death  Benefit.  However, regardless  of whether a spousal  beneficiary  assumes  ownership of the Annuity,  the death benefit under the Plus40(TM)rider will be paid despite the fact that the Annuity  will  continue.  The spousal  beneficiary  can apply the death  benefit  proceeds  under the
Plus40(TM)rider to the Annuity as a new Purchase  Payment,  can purchase a new annuity  contract or use the death benefit proceeds for any other  purpose.  Certain  restrictions  may apply to an Annuity that is used as a qualified  investment.  Spousal  beneficiaries may also be eligible to purchase the Plus40(TM)rider,  in which case the Annuity's  Account  Value,  as of the date the assumption is effective, will be treated as the initial Purchase Payment under applicable provisions of the Rider.

TAX CONSIDERATION
The  Plus40(TM)rider  was  designed  to  qualify  as a life  insurance  contract  under  the  Code.  As life  insurance,  under  most circumstances, the Beneficiary(ies) does not pay any Federal income tax on the death benefit payable under the Rider.

If your Annuity is being used as an Individual  Retirement  Annuity (IRA),  we consider the Plus40(TM)rider to be outside of your IRA, since  premium for the Rider is paid for either with funds  outside of your Annuity or with  withdrawals  previously  subject to tax and any applicable tax penalty.

We believe  payments under the accelerated  payout provision of the Rider will meet the requirements of the Code and the regulations in order to qualify as tax-free  payments.  To the extent  permitted by law, we will change our procedures in relation to the Rider, or the definition of terminally  ill, or any other  applicable term in order to maintain the tax-free status of any amounts paid out under the accelerated payout provision.

1.

-------------------------------------------------------------------------------------------------------------------
                  PLEASE SEND ME A STATEMENT OF  ADDITIONAL  INFORMATION  THAT CONTAINS  FURTHER  DETAILS ABOUT THE
                  AMERICAN SKANDIA ANNUITY DESCRIBED IN PROSPECTUS ASXT II-SIX PREMIER-PROS (01/2002).
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------

                                       -------------------------------------------------------
                                                          (print your name)

                                       -------------------------------------------------------
                                                              (address)

                                       -------------------------------------------------------
                                                        (city/state/zip code)

Variable Annuity Issued by:                                                                  Variable Annuity Distributed by:

AMERICAN SKANDIA LIFE                                                                                      AMERICAN SKANDIA
ASSURANCE CORPORATION                                                                               MARKETING, INCORPORATED
One Corporate Drive                                                                                     One Corporate Drive
Shelton, Connecticut 06484                                                                       Shelton, Connecticut 06484
Telephone: 1-800-752-6342                                                                           Telephone: 203-926-1888
http://www.americanskandia.com                                                               http://www.americanskandia.com

                                                         MAILING ADDRESSES:

                                               AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                           P.O. Box 7040
                                                     Bridgeport, CT 06601-7040

                                                           EXPRESS MAIL:
                                               AMERICAN SKANDIA - VARIABLE ANNUITIES
                                                        One Corporate Drive
                                                         Shelton, CT 06484

                                                               - 1 -

                                                STATEMENT OF ADDITIONAL INFORMATION

The variable  investment  options under the Annuity are issued by AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION  VARIABLE  ACCOUNT B
(CLASS 9 SUB-ACCOUNTS) and AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION.  The variable  investment  options are registered under the
Securities  Act of 1933 and the  Investment  Company Act of 1940.  The fixed  investment  options  ("Fixed  Allocations")  under the
Annuity are issued by AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION.  The assets  supporting the Fixed  Allocations are maintained in
AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION  SEPARATE ACCOUNT D, a non-unitized  separate account,  and are registered solely under the Securities Act of 1933.

ITEM                                                                                                                   PAGE
----                                                                                                                   ----

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THIS STATEMENT OF ADDITIONAL  INFORMATION IS NOT A PROSPECTUS.  YOU SHOULD READ THIS  INFORMATION  ALONG WITH THE PROSPECTUS FOR THE
ANNUITY FOR WHICH IT RELATES.  THE PROSPECTUS  CONTAINS  INFORMATION  THAT YOU SHOULD CONSIDER BEFORE  INVESTING.  FOR A COPY OF THE
PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION,  P.O. BOX 883,  SHELTON,  CONNECTICUT  06484, OR
TELEPHONE 1-800-752-6342.  OUR ELECTRONIC MAIL ADDRESS IS CUSTOMERSERVICE@AMERICANSKANDIA.COM.
------------------------------------------------------------------------------------------------------------------------------------

Date of Prospectus:  January 2, 2002                                   Date of Statement of Additional Information:  January 2, 2002
ASXTII-SIX - SAI (01/2002)

GENERAL INFORMATION ABOUT AMERICAN SKANDIA

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

American Skandia Life Assurance  Corporation  ("American  Skandia",  "we",  "our" or "us") is a wholly-owned  subsidiary of American
Skandia,  Inc.  ("ASI").  ASI's indirect parent is Skandia  Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies  whose  predecessor  commenced  operations  in 1855.  Skandia  Insurance  Company Ltd. is a major  worldwide  insurance company operating from Stockholm, Sweden which owns and controls,  directly or through subsidiary companies,  numerous insurance and related  companies.  We are organized as a Connecticut  stock life insurance  company,  and are subject to Connecticut law governing insurance  companies.  We are  licensed  to sell  insurance  products  in each of the fifty  states of the  United  States,  and the
District of Columbia.  Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (Class 9 Sub-accounts)

American Skandia Life Assurance  Corporation  Variable Account B (Class 9 Sub-accounts),  also referred to as "Separate  Account B", was  established  by us pursuant to  Connecticut  law.  Separate  Account B also holds assets of other  annuities  issued by us with values and benefits  that vary  according to the  investment  performance  of the  Portfolios  offered as  Sub-accounts  of Separate
Account B. The  Sub-accounts  offered  pursuant to this  Prospectus are all Class 9 Sub-accounts  of Separate  Account B. Each class of  Sub-accounts  of Separate  Account B has a different  level of charges  assessed  against such  Sub-accounts.  Each  Sub-account invests  exclusively  in an  underlying  mutual fund or a portfolio of an underlying  mutual fund.  The  underlying  mutual funds or portfolios  of  underlying  mutual  funds  are  referred  to as the  Portfolios.  You will  find  additional  information  about the
Portfolios in the prospectuses for the underlying mutual funds.

Separate Account B is registered with the Securities and Exchange  Commission  ("SEC") under the Investment Company Act of 1940 (the
"Investment  Company  Act") as a unit  investment  trust,  which is a type of  investment  company.  Values  and  benefits  based on allocations to the Sub-accounts  will vary with the investment  performance of the underlying  mutual funds or fund  portfolios,  as applicable.  We do not guarantee  the  investment  results of any  Sub-account.  You bear the entire  investment  risk.  There is no assurance that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.

During  the  accumulation  phase,  we  offer  a  number  of  Sub-accounts.   Certain  Sub-accounts  may  not  be  available  in  all
jurisdictions.  If and when we obtain approval of the applicable  authorities to make such  Sub-accounts  available,  we will notify
Owners of the availability of such Sub-accounts.

A brief summary of the investment  objectives and policies of each Portfolio is found in the Prospectus.  More detailed  information about the investment  objectives,  policies,  costs and management of the Portfolios are found in the prospectuses and statements of additional  information for the Portfolios.  Also included in such information is the investment policy of each Portfolio  regarding the  acceptable  ratings by recognized  rating  services for bonds and other debt  obligations.  There can be no guarantee  that any
Portfolio will meet its investment objectives.

Each  underlying  mutual fund is registered  under the  Investment  Company Act, as amended,  as an open-end  management  investment company.  Each  underlying  mutual  fund  thereof  may or may not be  diversified  as defined in the  Investment  Company  Act.  The trustees or directors,  as applicable,  of an underlying mutual fund may add, eliminate or substitute  portfolios from time to time.
Generally,  each portfolio  issues a separate class of shares.  Shares of the portfolios are available to separate  accounts of life insurance  companies  offering  variable  annuity and  variable  life  insurance  products.  The shares may also be made  available, subject to obtaining all required  regulatory  approvals,  for direct purchase by various pension and retirement  savings plans that qualify for preferential tax treatment under the Internal Revenue Code ("Code").

We may make other  portfolios  available by creating new  Sub-accounts.  Additionally,  new  portfolios may be made available by the creation of new  Sub-accounts  from time to time.  Such a new portfolio may be disclosed in its prospectus.  However,  addition of a portfolio  does not require us to create a new  Sub-account  to invest in that  portfolio.  We may take other actions in relation to the Sub-accounts and/or Separate Account B.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT D

American  Skandia Life Assurance  Corporation  Separate  Account D, also referred to as "Separate  Account D", was established by us pursuant to Connecticut law. During the accumulation  phase,  assets  supporting our obligations based on Fixed Allocations are held in Separate  Account D. Such  obligations are based on the fixed interest rates we credit to Fixed  Allocations and the terms of the
Annuities.  These obligations do not depend on the investment performance of the assets in Separate Account D.

There are no units in Separate  Account D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely to us. We retain  the risk that the value of the  assets in
Separate  Account D may drop below the reserves and other  liabilities we must maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets,  we will transfer  assets from our general  account to Separate  Account D to make up the  difference.  We have the right to transfer to our  general  account any assets of Separate  Account D in excess of such  reserves  and other  liabilities.  We maintain  assets in
Separate Account D supporting a number of annuities we offer.

We  currently  employ  investment  managers  to manage the  assets  maintained  in  Separate  Account  D. Each  manager we employ is responsible  for  investment  management  of a different  portion of  Separate  Account D. From time to time  additional  investment managers  may be employed or  investment  managers may cease being  employed.  We are under no  obligation  to employ or continue to employ any investment manager(s) and have sole discretion over the investment managers we retain.

We operate Separate Account D in a fashion designed to meet the obligations  created by Fixed  Allocations.  Factors affecting these operations include the following:

1.       The State of New York,  which is one of the  jurisdictions  in which we are licensed to do business,  requires that we meet certain  "matching"  requirements.  These  requirements  address  the  matching  of the  durations  of the assets  with the durations of  obligations  supported by such assets.  We believe  these  matching  requirements  are designed to control an insurer's  ability to risk investing in long-term  assets to support short term interest rate  guarantees.  We also believe this limitation controls an insurer's ability to offer unrealistic rate guarantees.

2.       We employ an investment  strategy designed to limit the risk of default.  Some of the guidelines of our current  investment strategy for Separate Account D include, but are not limited to, the following:

a.       Investments   may  include  cash;  debt   securities   issued  by  the  United  States   Government  or  its  agencies  and
              instrumentalities;  money market  instruments;  short,  intermediate  and  long-term  corporate  obligations;  private placements; asset-backed obligations; and municipal bonds.

b.       At the time of purchase,  fixed income  securities will be in one of the top four generic  lettered rating  classifications as established  by a nationally  recognized  statistical  rating  organization  ("NRSRO") such as Standard & Poor's or
              Moody's Investor Services, Inc.

We are not  obligated to invest  according  to the  aforementioned  guidelines  or any other  strategy  except as may be required by
Connecticut and other state insurance laws.

3.       The assets in Separate Account D are accounted for at their market value, rather than at book value.

4.       We are  obligated  by law to  maintain  our  capital  and  surplus,  as well as our  reserves,  at the levels  required  by applicable state insurance law and regulation.

PRINCIPAL UNDERWRITER/DISTRIBUTOR - American Skandia Marketing, Incorporated

American Skandia Marketing,  Incorporated  ("ASM"), a wholly-owned  subsidiary of ASI, is the distributor and principal  underwriter of the Annuity  described in the Prospectus and Statement of Additional  Information.  American  Skandia Life Assurance  Corporation
and American Skandia  Investment  Services,  Incorporated  ("ASISI"),  the investment manager of American Skandia Trust and American
Skandia  Advisor Funds,  Inc., are also  wholly-owned  subsidiaries of ASI.  American  Skandia  Information  Services and Technology
Corporation  ("ASIST"),  also a wholly-owned  subsidiary ASI, is a service company that provides systems and information services to
American Skandia Life Assurance Corporation and its affiliated companies.

ASM acts as the  distributor  of a number of annuity  and life  insurance  products  we offer and both  American  Skandia  Trust and
American Skandia Advisor Funds,  Inc., a family of retail mutual funds. ASM also acts as an introducing  broker-dealer  through whom it receives a portion of brokerage  commissions in connection  with purchases and sales of securities held by Portfolios of American
Skandia Trust which are offered as Sub-accounts under the Annuity.

ASM's principal  business address is One Corporate Drive,  Shelton,  Connecticut  06484. ASM is registered as a broker-dealer  under the Securities and Exchange Act of 1934 ("Exchange  Act") and is a member of the National  Association of Securities  Dealers,  Inc.
("NASD").

The Annuity is offered on a continuous  basis.  ASM enters into  distribution  agreements with  independent  broker-dealers  who are registered  under the Exchange Act and with entities that may offer the Annuity but are exempt from  registration.  Applications for the Annuity are solicited by registered  representatives of those firms. Such  representatives  will also be our appointed insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to firms on sales of the Annuity  according  to one or more  schedules.  The  individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally based on a percentage of
Purchase  Payments  made, up to a maximum of 6.0%.  Alternative  compensation  schedules are available  that provide a lower initial commission plus ongoing annual  compensation  based on all or a portion of Account Value. We may also provide  compensation to firms for  providing  ongoing  service to you in relation  to the  Annuity.  Commissions  and other  compensation  paid in relation to the
Annuity do not result in any additional charge to you or to the Separate Account.

In addition,  firms may receive  separate  compensation  or  reimbursement  for,  among other things,  training of sales  personnel, marketing or other services they provide to us or our affiliates.  We or ASM may enter into  compensation  arrangements with certain firms.  These  arrangements  will not be offered to all firms and the terms of such  arrangements may differ between firms. Any such compensation  will be paid by us or ASM and will not result in any additional  charge to you. To the extent  permitted by NASD rules and other  applicable laws and  regulations,  ASM may pay or allow other  promotional  incentives or payments in the form of cash or other compensation.

ASLAC pays ASM an  underwriting  commission for its role as principal  underwriter/distributor  of all variable  insurance  products issued by ASLAC.  ASM is  responsible  for payment of  commissions to the  broker-dealer  firms who are the ultimate  sellers of the product.  ASM does not retain any  underwriting  commissions.  For the past three years, the aggregate dollar amount of underwriting commissions paid to ASM in its role as principal  underwriter/distributor  has been: 2000: $355,445,427;  1999: $296,723,325;  1998:
$184,371,068.

HOW PERFORMANCE DATA IS CALCULATED

We may advertise the  performance of  Sub-accounts  using two types of measures.  These measures are "current and effective  yield", which may be used for money market-type  Sub-accounts (like the AST Money Market Sub-account) and "total return",  which may be used with other types of Sub-accounts.

The following descriptions provide details on how we calculate these measures for Sub-accounts.

Current and Effective Yield
---------------------------
The current yield of a money  market-type  Sub-account is calculated based upon the previous  seven-day period ending on the date of calculation.  The current yield of such a Sub-account is computed by determining  the change  (exclusive of capital  changes) in the
Account Value of a hypothetical  pre-existing allocation by an Owner to such a Sub-account (the "Hypothetical  Allocation") having a balance of one Unit at the beginning of the period,  subtracting  a  hypothetical  maintenance  fee, and dividing such net change in the Account Value of the Hypothetical  Allocation by the Account Value of the  Hypothetical  Allocation at the beginning of the same period to obtain the base period return,  and  multiplying the result by (365/7).  The resulting  figure will be carried to at least the nearest l00th of one percent.

We compute  effective  compound  yield for a money  market-type  Sub-account  according  to the method  prescribed  by the SEC.  The effective  yield reflects the  reinvestment  of net income earned daily on assets of such a Sub-account.  Net investment  income for yield quotation purposes will not include either realized or capital gains and losses or unrealized appreciation and depreciation.

Shown below are the current and effective  yields for a hypothetical  contract.  The yield is calculated based on the performance of the AST Money Market  Sub-account  during the last seven days of the calendar  year ending prior to the date of the  Prospectus  and the Statement of Additional  Information.  At the beginning of the seven day period, the hypothetical  contract had a balance of one
Unit. The current and effective  yields reflect the recurring  asset-based  charge  deducted  against the  Sub-account.  Please note that current and  effective  yield  information  will  fluctuate.  This  information  may not provide a basis for  comparisons  with deposits in banks or other  institutions  which pay a fixed yield over a stated period of time, or with  investment  companies which do not serve as underlying funds for variable annuities.

*Note: The AST Money Market Sub-account of Separate Account B (Class 9) had not yet commenced operations as of the date of this
Prospectus and Statement of Additional Information.  Therefore, there is no Current and Effective Yield available for the
Sub-account.

                      Sub-account                       Current Yield                     Effective Yield
                      -----------                       -------------                     ---------------
                   AST Money Market                         N/A*                               N/A*

Total Return
------------
Total return for the other, non-money market-type Sub-accounts is computed by using the formula:

                                                           P(1+T)n = ERV

                                                               where:

         P = a hypothetical allocation of $1,000;

         T = average annual total return;

         n = the number of years over which total return is being measured; and

         ERV = the Account  Value of the  hypothetical  $1,000  payment as of the end of the period over which total return is being measured.

We may advertise the  performance of the  Portfolios in the form of "Standard" and  "Non-standard"  Total Returns.  "Standard  Total
Return" figures assume a hypothetical  initial  investment of $1,000 allocated to a Sub-account during the most recent one, five and ten year periods (or since the inception  date that the  Portfolio  has been offered as a  Sub-account,  if less).  "Standard  Total
Return"  figures assume that the Insurance  Charge and the Annual  Maintenance  Fee are deducted and that the Annuity is surrendered at the end of the  applicable  period,  meaning that any  Contingent  Deferred  Sales Charge that would apply upon surrender is also deducted.  "Standard  Total  Return"  figures do not take into  consideration  any  Credits.  "Non-standard  Total  Return"  figures include any  performance  figures that do not meet the SEC's rules for Standard Total Returns.  "Non-standard  Total Return" figures may be used that do not reflect all fees and charges.  In  particular,  they may assume no redemption  at the end of the  applicable period so that the  Contingent  Deferred Sales Charge does not apply.  Non-standard  Total Returns are calculated in the same manner as  standardized  returns.  Standard and  Non-standard  Total Returns will not reflect  charges that apply to either  Optional Death
Benefit.  Non-standard Total Returns must be accompanied by Standard Total Returns.

Some of the  Portfolios  existed prior to the inception of these  Sub-accounts.  Performance  quoted in  advertising  regarding such
Sub-accounts  may indicate  periods during which the  Sub-accounts  have been in existence but prior to the initial  offering of the
Annuities,  or periods  during which the  Portfolios  have been in  existence,  but the  Sub-accounts  have not.  Such  hypothetical performance  is  calculated  using  the  same  assumptions  employed  in  calculating  actual  performance  since  inception  of the
Sub-accounts.  Hypothetical  historical  performance  of the  underlying  mutual  fund  portfolios  prior  to the  existence  of the
Sub-accounts may only be presented as Non-Standard Total Returns.

Non-standard  Total Returns reflect the addition of Credits.  The  Non-standard  Total Return numbers provided may assume Credits of
6%;  however,  Credits  applied  during  Annuity  Years 2 - 6 will receive less Credits on Purchase  Payments and Purchase  Payments applied  after  Annuity  Year 6 will  receive no  Credits.  The  percentage  of the Credit  depends on the  Annuity  Year in which a
Purchase  Payment is  received.  The amount of the  Credit  applicable  is  described  in detail in the "How do I Receive  Credits?"
section of the  Prospectus.  In addition,  the amount of the Credits may be deducted from the amount  payable at death under limited circumstances  (see "Death  Benefit").  The impact of Credits on Total Return is particularly  pronounced for the shorter  durations for which Total Return is measured,  such as one and three  years.  You should take this into  consideration  in any  comparison  of
Total Return between the Sub-accounts and investment options offered pursuant to other annuities.

As described in the  Prospectus,  Annuities may be offered in certain  situations in which the  contingent  deferred sales charge or certain other  charges or fees may be eliminated or reduced.  Advertisements  of  performance  in connection  with the offer of such
Annuities will be based on the charges applicable to such Annuities.

Separate  Account B (Class 9  Sub-accounts)  had not yet  commenced  operations as of the date of this  Prospectus  and Statement of
Additional  Information.  Therefore,  there is no prior  performance for any of the applicable  Portfolios  and/or the corresponding
Sub-accounts.

Some of the Portfolios may be subject to an expense  reimbursement  or waiver that, in the absence of such  reimbursement or waiver, would reduce the Portfolio's performance.

The performance  quoted in any advertising  should not be considered a  representation  of the performance of these  Sub-accounts in the future since  performance is not fixed or guaranteed in any way. Actual  performance  will depend on the type,  quality and, for some of the  Sub-accounts,  the maturities of the investments held by the Portfolios and upon prevailing  market  conditions and the response of the  investment  manager of the Portfolios to such  conditions.  Actual  performance  will also depend on changes in the expenses of the Portfolios.  In addition, the amount of charges against each Sub-account will affect performance.

The  performance  information  may be useful in reviewing and comparing the  performance  of the  Sub-accounts,  and for providing a basis for  comparison  with  Sub-accounts  offered  under  other  annuities.  This  performance  information  may be less  useful in providing a basis for  comparison  with other  investments  that  neither  provide some of the  benefits of such  annuities  nor are treated in a similar fashion under the Code.

HOW THE UNIT PRICE IS DETERMINED

For each  Sub-account  the initial Unit Price was $10.00.  The Unit Price for each  subsequent  period is the net investment  factor for that  period,  multiplied  by the Unit Price for the  immediately  preceding  Valuation  Period.  The Unit Price for a Valuation
Period applies to each day in the period.  The net investment  factor is an index that measures the investment  performance,  of and charges assessed  against,  a Sub-account  from one Valuation  Period to the next. The net investment  factor for a Valuation Period is: (a) divided by (b), less (c) where:

a.       is the net result of:

1.       the net asset value per share of the Portfolio shares held by that  Sub-account at the end of the current  Valuation Period plus the per share  amount of any  dividend or capital  gain  distribution  declared  and unpaid  (accrued) by the
                  Portfolio; plus or minus
2.       any per share charge or credit  during the  Valuation  Period as a provision  for taxes  attributable  to the  operation or maintenance of that Sub-account.

b.       is the net result of:

1.       the net asset  value per share of the  Portfolio  shares held by that  Sub-account  at the end of the  preceding  Valuation
                  Period plus the per share  amount of any dividend or capital gain  distribution  declared and unpaid  (accrued) by the Portfolio; plus or minus
2.       any per share  charge or credit  during  the  preceding  Valuation  Period as a  provision  for taxes  attributable  to the operation or maintenance of that Sub-account.

c.       is the Insurance Charge and the Distribution Charge deducted daily against the assets of the Separate Account.

We value the assets in each Sub-account at their fair market value in accordance with accepted  accounting  practices and applicable laws and regulations.  The net investment factor may be greater than, equal to, or less than one.

ADDITIONAL INFORMATION ON FIXED ALLOCATIONS

To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods with durations that differ from those which were available when your Annuity was issued.  We also reserve the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period.  Such an action may have an impact on the market value adjustment ("MVA").

We declare the rates of interest  applicable  during the various  Guarantee  Periods  offered.  Declared rates are effective  annual rates of interest.  The rate of interest  applicable to a Fixed  Allocation is the one in effect when its Guarantee  Period  begins.
The rate is guaranteed  throughout the Guarantee  Period.  We inform you of the interest rate applicable to a Fixed  Allocation,  as well as its Maturity Date,  when we confirm the  allocation.  We declare  interest rates  applicable to new Fixed  Allocations  from time-to-time.  Any new Fixed  Allocation  in an existing  Annuity is credited  interest at a rate not less than the rate we are then crediting to Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The interest  rates we credit are subject to a minimum.  We may declare a higher  rate.  The minimum is based on both an index and a
                                                                                                                         -----
reduction to the interest rate determined according to the index.
---------

The  index is based on the  published  rate for  certificates  of  indebtedness  (bills,  notes or bonds,  depending  on the term of
     -----
indebtedness)  of the United  States  Treasury at the most recent  Treasury  auction held at least 30 days prior to the beginning of the applicable  Fixed  Allocation's  Guarantee  Period.  The term (length of time from issuance to maturity) of the  certificates of indebtedness  upon  which  the  index  is  based  is the  same as the  duration  of the  Guarantee  Period.  If no  certificates  of indebtedness  are available for such term,  the next shortest  term is used.  If the United  States  Treasury's  auction  program is discontinued,  we will  substitute  indexes which in our opinion are  comparable.  If required,  implementation  of such  substitute indexes  will be subject to  approval  by the SEC and the  Insurance  Department  of the  jurisdiction  in which  your  Annuity  was delivered.  (For Annuities  issued as certificates of  participation  in a group  contract,  it is our expectation  that approval of only the jurisdiction in which such group contract was delivered applies.)

The reduction used in determining the minimum interest rate is two and one half percent of interest (2.50%).
    ---------

Where required by the laws of a particular  jurisdiction,  a specific minimum interest rate,  compounded  yearly,  will apply should the index less the reduction be less than the specific minimum interest rate applicable to that jurisdiction.

WE MAY CHANGE THE  INTEREST  RATES WE CREDIT  NEW FIXED  ALLOCATIONS  AT ANY TIME.  Any such  change  does not have an impact on the rates applicable to Fixed  Allocations with Guarantee  Periods that began prior to such change.  However,  such a change will affect the MVA .

We have no specific  formula for  determining  the interest rates we declare.  Rates may differ between classes and between types of annuities we offer,  even for  guarantees of the same duration  starting at the same time. We expect our interest rate  declarations for Fixed  Allocations  to reflect the  returns  available  on the type of  investments  we make to support  the various  classes of annuities  supported by the assets in Separate Account D. However,  we may also take into  consideration  in determining  rates such factors  including,  but not limited to, the  durations  offered by the  annuities  supported  by the assets in Separate  Account D, regulatory  and tax  requirements,  the  liquidity  of the  secondary  markets  for the type of  investments  we make,  commissions, administrative  expenses,  investment  expenses,  our insurance risks in relation to Fixed Allocations,  general economic trends and competition.  OUR  MANAGEMENT  MAKES THE FINAL  DETERMINATION  AS TO INTEREST  RATES TO BE CREDITED.  WE CANNOT PREDICT THE RATES WE
WILL DECLARE IN THE FUTURE.

How We Calculate the Market Value Adjustment
--------------------------------------------
A MVA is used in  determining  the  Account  Value of each  Fixed  Allocation.  The  formula  used to  determine  the MVA is applied separately to each Fixed  Allocation.  Values and time  durations  used in the formula are as of the date the Account Value is being determined.  Current Rates and available Guarantee Periods may be found in the Prospectus.

For purposes of this provision:
|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury  securities  are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

The formula is:

                                                    [(1+I) / (1+J+0.0010)]N/365
                                                               where:

                  I is the Strip Yield as of the start date of the Guarantee  Period for coupon Strips  maturing at the end of the  applicable  Guarantee  Period plus the  Option-adjusted  Spread.  If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the applicable  Guarantee Period plus the  Option-adjusted  Spread. If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

No MVA applies in  determining a Fixed  Allocation's  Account Value on its Maturity  Date.  The formula may be changed if Additional
Amounts have been added to a Fixed Allocation.

Irrespective  of the above,  we apply  certain  formulas to  determine  "I" and "J" when we do not offer  Guarantee  Periods  with a duration equal to the Remaining Period.  These formulas are as follows:

1.       If we offer  Guarantee  Periods to your  class of  Annuities  with  durations  that are both  shorter  and longer  than the
         Remaining  Period,  we interpolate a rate for "J" between our then current  interest  rates for Guarantee  Periods with the next shortest and next longest durations then available for new Fixed Allocations for your class of Annuities .

2.       If we no longer offer  Guarantee  Periods to your class of Annuities  with  durations that are both longer and shorter than the  Remaining  Period,  we determine  rates for "J" and, for purposes of  determining  the MVA only,  for "I" based on the
         Moody's  Corporate  Bond Yield Average - Monthly  Average  Corporates  (the  "Average"),  as published by Moody's  Investor
         Services,  Inc.,  its  successor,  or an  equivalent  service  should such Average no longer be  published by Moody's.  For determining  I, we will use the  Average  published  on or  immediately  prior to the  start  of the  applicable  Guarantee
         Period.  For  determining  J, we will use the Average for the Remaining  Period  published on or  immediately  prior to the date the MVA is calculated.

No MVA applies in  determining a Fixed  Allocation's  Account Value on its Maturity  Date,  and,  where required by law, the 30 days prior to the Maturity Date. If we are not offering a Guarantee  Period with a duration  equal to the number of years  remaining in a
Fixed Allocation's Guarantee Period, we calculate a rate for "J" above using a specific formula.

Our Current  Rates are expected to be sensitive to interest rate  fluctuations,  thereby  making each MVA equally  sensitive to such changes.  There would be a downward  adjustment  when the  applicable  Current Rate plus 0.10  percent of interest  exceeds the rate credited to the Fixed  Allocation and an upward  adjustment  when the applicable  Current Rate is more than 0.10 percent of interest lower than the rate being credited to the Fixed Allocation.

We  reserve  the right,  from time to time,  to  determine  the MVA using an  interest  rate  lower  than the  Current  Rate for all transactions  applicable  to a class of Annuities.  We may do so at our sole  discretion.  This would benefit all such  Annuities if transactions to which the MVA applies occur while we use such lower interest rate.

GENERAL INFORMATION

Voting Rights
-------------
You have voting rights in relation to Account Value  maintained  in the  Sub-accounts.  You do not have voting rights in relation to
Account Value maintained in any Fixed Allocations or in relation to fixed or adjustable annuity payments.

We will vote shares of the Portfolios in which the Sub-accounts  invest in the manner directed by Owners.  Owners give  instructions equal to the number of shares represented by the Sub-account Units attributable to their Annuity.

We will vote the shares  attributable  to assets  held in the  Sub-accounts  solely for us rather  than on behalf of Owners,  or any share as to which we have not received  instructions,  in the same manner and  proportion  as the shares for which we have  received instructions.  We will do so separately for each  Sub-account  from various  classes of the Separate  Account that may invest in the same Portfolio.

The number of votes for a Portfolio  will be  determined  as of the record date for such  underlying  mutual  fund or  portfolio  as chosen by its board of trustees or board of  directors,  as  applicable.  We will  furnish  Owners with proper  forms and proxies to enable them to instruct us how to vote.

You may  instruct  us how to vote on the  following  matters:  (a)  changes  to the  board of  trustees  or board of  directors,  as applicable;  (b) changing the independent  accountant;  (c) any change in the fundamental  investment  policy;  (d) any other matter requiring a vote of the  shareholders.  American  Skandia  Trust (the  "Trust") has obtained an exemption  from the  Securities  and
Exchange Commission that permits its investment adviser,  American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval  by the Board of  Trustees  of the  Trust,  to change  sub-advisors  for a  Portfolio  and to enter  into new  sub-advisory agreements,  without  obtaining  shareholder  approval of the changes.  This  exemption  (which is similar to exemptions  granted to other  investment  companies  that are  organized  in a similar  manner as the  Trust)  is  intended  to  facilitate  the  efficient supervision  and  management  of the  sub-advisors  by ASISI  and the  Trustees.  The  Trust is  required,  under  the  terms of the exemption, to provide certain information to shareholders following these types of changes.

With respect to approval of changes to the investment  advisory  agreement,  approval of a new investment  advisory agreement or any change in fundamental  investment policy, only Owners maintaining Account Value as of the record date in a Sub-account  investing in the applicable  underlying  mutual fund portfolio will instruct us how to vote on the matter,  pursuant to the  requirements of Rule
18f-2 under the Investment Company Act.

Modification
------------
We reserve the right to do any or all of the following:  (a) combine a Sub-account  with other  Sub-accounts;  (b) combine  Separate
Account B or a portion of it with other "unitized"  separate  accounts;  (c) terminate offering certain Guarantee Periods for new or renewing Fixed Allocations;  (d) combine Separate Account D with other  "non-unitized"  separate accounts;  (e) deregister  Separate
Account B under the Investment  Company Act; (f) operate Separate Account B as a management  investment company under the Investment
Company Act or in any other form permitted by law; (g) make changes  required by any change in the Securities  Act, the Exchange Act or the  Investment  Company Act; (h) make changes that are necessary to maintain the tax status of your Annuity under the Code;  (i)
make changes required by any change in other Federal or state laws relating to retirement  annuities or annuity  contracts;  and (j)
discontinue offering any Sub-account at any time.

Also,  from time to time,  we may make  additional  Sub-accounts  available to you.  These  Sub-accounts  will invest in  underlying mutual funds or  portfolios  of  underlying  mutual  funds we believe to be suitable  for the Annuity.  We may or may not make a new
Sub-account  available to invest in any new portfolio of one of the current  underlying mutual funds should such a portfolio be made available to Separate Account B.

We may  eliminate  Sub-accounts,  combine  two or more  Sub-accounts  or  substitute  one or more  new  underlying  mutual  funds or portfolios for the one in which a Sub-account is invested.  Substitutions  may be necessary if we believe an underlying  mutual fund or  portfolio no longer suits the purpose of the  Annuity.  This may happen due to a change in laws or  regulations,  or a change in the investment  objectives or  restrictions  of an underlying  mutual fund or portfolio,  or because the  underlying  mutual fund or portfolio is no longer  available  for  investment,  or for some other  reason.  We would obtain prior  approval  from the insurance department  of our state of domicile,  if so required by law,  before  making such a  substitution,  deletion or  addition.  We also would  obtain  prior  approval  from the SEC so long as required  by law,  and any other  required  approvals  before  making such a substitution, deletion or addition.

We reserve the right to transfer  assets of Separate  Account B, which we determine to be associated  with the class of contracts to which your Annuity  belongs,  to another  "unitized"  separate  account.  We also  reserve the right to transfer  assets of Separate
Account D which we determine to be associated with the class of contracts to which your annuity belongs,  to another  "non-unitized"
separate  account.  We will  notify you (and/or any payee  during the payout  phase) of any  modification  to your  Annuity.  We may endorse your Annuity to reflect the change.

Deferral of Transactions
------------------------
We may defer any  distribution or transfer from a Fixed  Allocation or an annuity payment for a period not to exceed the lesser of 6 months or the period  permitted by law. If we defer a  distribution  or transfer from any Fixed  Allocation  or any annuity  payment for more than thirty days,  or less where  required by law, we pay interest at the minimum rate required by law but not less than 3%
or at  least  4% if  required  by your  contract,  per  year on the  amount  deferred.  We may  defer  payment  of  proceeds  of any distribution  from any  Sub-account or any transfer from a Sub-account  for a period not to exceed 7 calendar days from the date the transaction  is  effected.  Any  deferral  period  begins  on the date such  distribution  or  transfer  would  otherwise  have been transacted.

All procedures,  including  payment,  based on the valuation of the  Sub-accounts  may be postponed  during the period:  (1) the New
York Stock  Exchange is closed (other than  customary  holidays or weekends) or trading on the New York Stock Exchange is restricted as  determined  by the SEC; (2) the SEC permits  postponement  and so orders;  or (3) the SEC  determines  that an emergency  exists making valuation or disposal of securities not reasonably practical.

Misstatement of Age or Sex
--------------------------
If there has been a misstatement  of the age and/or sex of any person upon whose life annuity  payments or the minimum death benefit are based, we make  adjustments to conform to the facts. As to annuity  payments:  (a) any  underpayments  by us will be remedied on the next payment  following  correction;  and (b) any  overpayments by us will be charged against future amounts payable by us under your Annuity.

Ending the Offer
----------------
We may limit or discontinue offering Annuities.  Existing Annuities will not be affected by any such action.

Annuitization

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?

We currently make annuity options available that provide fixed annuity payments,  variable  payments or adjustable  payments.  Fixed options  provide the same amount with each  payment.  Variable  options  generally  provide a payment which may increase or decrease depending on the investment  performance of the Sub-accounts.  However,  currently,  we also make a variable payment option that has a guarantee  feature.  Adjustable  options  provide a fixed payment that is periodically  adjusted based on current  interest rates.
We do not guarantee to make all annuity payment options available in the future.

When you purchase an Annuity,  or at a later date,  you may choose an Annuity Date,  an annuity  option and the frequency of annuity payments.  You may not choose an Annuity  Date that occurs in the first three  Annuity  Years.  You may change your choices up to 30 days before the Annuity  Date.  A maximum  Annuity  Date may be required  by law.  Any change to these  options  must be in writing.
The Annuity Date may depend on the annuity  option you choose.  Certain  annuity  options may not be available  depending on the age of the Annuitant.

Certain of these annuity options may also be available to  Beneficiaries  who choose to receive the Annuity's Death Benefit proceeds as a series of payments instead of a lump sum payment.

The variable  annuity payment options are described in greater detail in a separate  prospectus which will be provided to you at the time you elect one of the variable annuity payment options.

Option 1
--------
Payments for Life:  Under this option,  income is payable  periodically  until the death of the "key life".  The "key life" (as used in this  section) is the person or persons  upon whose life annuity  payments are based.  No  additional  annuity  payments are made after the death of the key life.  Since no minimum  number of  payments is  guaranteed,  this  option  offers the largest  amount of periodic  payments of the life  contingent  annuity  options.  It is possible  that only one payment will be payable if the death of the key life occurs before the date the second  payment was due, and no other  payments nor death  benefits  would be payable.  This option is currently  available on a fixed or variable basis.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 2
--------
Payments Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint lifetime of two key lives, and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the survivor's death. No minimum number of payments is  guaranteed  under this option.  It is possible  that only one payment will be payable if the death of all the key lives occurs before the date the second payment was due, and no other  payments or death benefits would be payable.  This option is  currently  available  on a fixed or  variable  basis.  Under this  option,  you cannot make a partial or full  surrender  of the annuity.

Option 3
--------
Payments for Life with a Certain  Period:  Under this option,  income is payable  until the death of the key life.  However,  if the key life dies before the end of the period selected (5, 10 or 15years),  the remaining  payments are paid to the  Beneficiary  until the end of such period.  This option is  currently  available on a fixed or variable  basis.  If you elect to receive  payments on a variable basis under this option,  you can request  partial or full surrender of the annuity and receive its then current cash value
(if any) subject to our rules.

Option 4
--------
Fixed Payments for a Certain  Period:  Under this option,  income is payable  periodically  for a specified  number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the Beneficiary to the end of such period.  Note that under this option,  payments are not based on any  assumptions  of life  expectancy.  Therefore,  that portion of the Insurance  Charge assessed to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner selecting this option.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable  Payments for Life with a Cash Value:  Under this  option,  benefits  are payable  periodically  until the death of the key life.  Benefits may  increase or decrease  depending  on the  investment  performance  of the  Sub-accounts.  This option has a cash value that also varies with the  investment  performance  of the  Sub-account.  The cash value  provides a "cushion"  from  volatile investment  performance so that negative investment  performance does not automatically  result in a decrease in the annuity payment each month,  and positive  investment  performance does not  automatically  result in an increase in the annuity payment each month.
The cushion generally  "stabilizes"  monthly annuity payments.  Any cash value remaining on the death of the key life is paid to the
Beneficiary  in a lump sum or as periodic  payments.  Under this option,  you can request  partial or full  surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 6
--------
Variable  Payments  for Life with a Cash Value and  Guarantee:  Under this  option,  benefits  are payable as described in Option 5;
except that,  while the key life is alive, the annuity payment will not be less than a guaranteed  amount,  which generally is equal
------
to the first annuity  payment.  We charge an additional  amount for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the  Beneficiary  in a lump sum or as periodic  payments.  Under this  option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

WHEN ARE ANNUITY PAYMENTS MADE?

Each Annuity  Payment is payable  monthly on the Annuity  Payment Date. The initial annuity payment will be on a date of your choice of the 1st through the 28th day of the month.  The Annuity Payment Date may not be changed after the Annuity Date.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments
If you choose to receive fixed annuity  payments,  you will receive equal  fixed-dollar  payments  throughout the period you select.
The amount of the fixed payment will vary  depending on the annuity  payment  option and payment  frequency  you select.  Generally, the first annuity payment is determined by multiplying  the Account Value upon the Annuity Date,  minus any state premium taxes that may apply,  by the factor  determined  from our table of annuity  rates.  The table of annuity  rates  differs  based on the type of annuity  chosen and the  frequency  of  payment  selected.  Our rates  will not be less than our  guaranteed  minimum  rates.  These guaranteed  minimum  rates are derived from the 2000  Individual  Annuity  Mortality  Table with an assumed  interest rate of 3% per annum.  Where  required by law or regulation,  such annuity table will have rates that do not differ  according to the gender of the key life.  Otherwise, the rates will differ according to the gender of the key life.

Variable Annuity Payments
We offer three different  types of variable  annuity payment  options.  The first annuity payment will be calculated  based upon the assumed  investment  return  ("AIR").  You select the AIR before we start to make  annuity  payments.  You will not receive  annuity payments  until you choose an AIR. The remaining  annuity  payments will  fluctuate  based on the  performance  of the  Sub-accounts relative to the AIR as well as other  factors  described  below.  The greater the AIR,  the  greater the first  annuity  payment.  A higher  AIR may result in  smaller  potential  growth in the  annuity  payments.  A lower AIR  results  in a lower  initial  annuity payment.  For example,  if the  Sub-accounts you choose perform exactly the same as the AIR, then the second annuity payment will be the same as the first  annuity  payment.  If the  Sub-accounts  you choose  perform  better  than the AIR,  then the second  annuity payment will be higher than the first.  If the  Sub-accounts  you choose perform worse than the AIR, then the second annuity payment will be lower than the first.

         Options 1-3:
         Under Options 1, 2 and 3, annuity  payments are payable for the life of the  Annuitant,  for a Certain  Period,  or for the life of the Annuitant  and a Certain  Period.  Annuity  payments  terminate  when the Annuitant  dies,  the Certain  Period chosen ends, or upon the Inheritance Date if a lump sum death benefit is payable.

         Your  Account  Value on the Annuity Date will be used to purchase  Units.  We will  determine  the number of Units based on the Account Value reduced by any  applicable  premium tax, the length of any Certain  Period,  the payout option  selected, and the Unit Value of the  Sub-accounts  you initially  selected on the Annuity Date.  The number of Units also will depend on the  Annuitant's  age and gender  (where  permitted by law) if Annuity  Payments are due for the life of the  Annuitant.
         Other than to fund  Annuity  Payments,  the  number of Units  allocated  to each  Sub-account  will not  change  unless you transfer among the Sub-accounts or make a withdrawal (if allowed).

         We calculate your Annuity  Payment Amount on each Monthly  Processing  Date by multiplying the number of Units scheduled to be redeemed under the Schedule of Units for each  Sub-account  and multiplying  them by the Unit Value of each  Sub-account on such date. This calculation is performed for each  Sub-account,  and the sum of the Sub-account  calculations will equal the amount of your Annuity Payment Amount.

         You can select one of three AIRs for these options: 3%, 5% or 7%.

         Options 5 & 6:
         Annuity  payment  Options 5 and 6 attempt to cushion the Annuity  Payment  Amount from the immediate  impact of Sub-account performance  through a "stabilization"  process.  This means that positive market  performance will not always increase the
         Annuity  Payment  Amount,  and negative  market  performance  will not always  decrease  the Annuity  Payment  Amount.  The stabilization  process  adjusts the length of the Inheritance  Period while  generally  maintaining a level Annuity Payment
         Amount.  When values  under the Annuity  exceed a trigger,  then an  Adjustment  is made to  increase  the Annuity  Payment
         Amount and decrease the Cash Value and the Inheritance Period.  Adjustments do not change the Income Base.

         KEY TERMS

         Adjustment is a change to the benefits that occur if, on an Annuity Payment Date, the Cash Value Trigger is exceeded.

         Annuity Date is the date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

         Annuity  Factors are factors we apply to determine the Schedule of Units.  Annuity Factors  reflect  assumptions  regarding the costs we expect to bear in  guaranteeing  payments  for the lives of the  Annuitants  and will depend on the  Benchmark
         Rate, the Inheritance Period, the Annuitant's attained age and where permitted by law, gender.

         Annuity  Payment Date is the date each month  annuity  payments are payable.  This date is the same day of the month as the
         Annuity  Date which may be any date chosen by you between the 1st and the 28th day of the month.  The Annuity  Payment Date may not be changed on or after the Annuity Date.

         Benchmark  Rate is an assumed  rate of return used in  determining  the  Annuity  Factors  and the  Schedule of Units.  The
         Benchmark  Rate for Annuity  Option 5 is currently  4%. The  Benchmark  Rate for Annuity  Option 6 is currently  3%. We may use a different rate for different  classes of purchasers.  The Benchmark  Rate is set forth in the  supplemental  contract material which you receive upon annuitization.

         Cash Value Trigger is an amount we use to determine  whether an  Adjustment  must be made to your  Annuity's  annuitization values  following  the Annuity  Date.  The initial Cash Value  Trigger is a percentage  of the Account Value on the Annuity
         Date (generally 85% of such amount),  and is always equal to the Cash Value of the contract on the  Annuitization  Date. We reserve the right to change the Cash Value Trigger at any time.

         Income Base is the value of each allocation to a Sub-account,  plus any earnings and any adjustments  made based on whether the  Annuitant(s)  is alive  and/or  less any  losses,  distributions,  and  charges  thereon.  Income  Base is  determined separately  for each  Sub-account,  and then  totaled to  determine  the Income Base for your  Annuity.  The Income Base is always more than the Cash Value.

         Inheritance Date is the date we receive, at our office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for the benefit of a Beneficiary.  If there are joint Annuitants, the
         Inheritance Date refers to the death of the last surviving Annuitant.

         Inheritance  Period is a variable  period of time during which  annuity  payments  are due whether or not the  Annuitant is still alive.  The Inheritance Period is represented in months or partial months.

         Schedule of Units is a schedule for each  Sub-account  of how many Units are  expected to fund your annuity  payments as of each  Annuity  Payment  Date.  The  schedule  initially  is assigned on the Annuity Date and is based on the portion of the
         Account Value on the Annuity Date you allocate to a Sub-account,  the Benchmark  Rate, and Annuity  Factors.  Subsequently,
         the Schedule of Units is adjusted for transfers, Adjustments, or partial surrenders.

|X|      Stabilized Variable Payments (Option 5)
         ----------------------------
         This option provides  guaranteed  payments for life, a cash value for the Annuitant  (while alive) and a variable period of time during which  annuity  payments  will be made whether or not the  Annuitant is still alive.  We calculate  the initial
                                                                                                                             -------
         annuity  payment amount by multiplying  the number of units  scheduled to be redeemed under a schedule of units by the Unit
         Values  determined  on the Annuity  Date.  The  schedule of units is  established  for each  Sub-account  you choose on the
         Annuity  Date based on the  applicable  benchmark  rate,  meaning the AIR,  and the annuity  factors.  The annuity  factors reflect our assumptions  regarding the costs we expect to bear in guaranteeing  payments for the lives of the Annuitant and will depend on the benchmark  rate, the annuitant's  attained age and gender (where  permitted).  Unlike variable  payments
         (described  above)  where each  payment  can vary based on  Sub-account  performance,  this  payment  option  cushions  the immediate  impact of  Sub-account  performance  by adjusting the length of the time during which  annuity  payments will be made whether or not the  Annuitant  is alive while  generally  maintaining  a level  annuity  payment  amount.  Sub-account performance that exceeds a benchmark rate will generally  extend this time period,  while  Sub-account  performance that is less than a benchmark  rate will  generally  shorten the period.  If the period  reaches  zero and the  Annuitant  is still alive,  Annuity  Payments  continue,  however,  the annuity payment amount will vary depending on Sub-account  performance, similar to conventional variable payments.  The AIR for this option is 4%.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option 6)
         ------------------------------------------------------
         This option provides  guaranteed  payments for life in the same manner as Stabilized  Variable Payments  (described above).
         In addition to the  stabilization  feature,  this option also  guarantees that variable  annuity  payments will not be less than the initial annuity payment amount regardless of Sub-account performance.  The AIR for this option is 3%.

Adjustable Annuity Payments
We may make an adjustable annuity payment option available.  Adjustable  annuity payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment amount is adjusted upward or downward  depending on the rate we are currently  crediting to annuity  payments.  The  adjustment in the annuity  payment amount does not affect the duration of remaining annuity payments, only the amount of each payment.

         HOW ANNUITIZATION WORKS FOR OPTIONS 5 &6:

         Initial Annuity Payment
         The initial  annuity  payment  amount is  calculated  based on the Schedule of Units  multiplied  by the Unit Values on the
         Annuity Date.  We calculate  this value upon  annuitization  and this is the amount  payable on the first  Annuity  Payment
         Date.

         Subsequent Annuity Payments
         The amount of subsequent  annuity  payments are  determined  one month in advance.  On the Annuity  Payment Date,  based on your current  allocations,  we calculate the  Inheritance  Period and the Cash Value.  We calculate these initial values as follows:

|X|      The  Inheritance  Period is first  reduced by one month  (because  one monthly  period has passed)  and then  increased  or
              -------------------
              decreased to reflect the difference  between the value of the Units to be redeemed to fund the stable annuity  payment amount  and the value of the Units in the  Schedule  of Units.  Generally,  if  Sub-account  performance  exceeds  the
              Benchmark  Rate, then the Inheritance  Period will decrease less than one month,  while if Sub-account  performance is less than the Benchmark  Rate,  the  Inheritance  Period will decrease more than one month.  Monthly  annuity  payment amounts are stabilized while the Inheritance Period absorbs the immediate impact of market volatility.

|X|      The Cash Value is determined based on the new Inheritance Period and the current Unit Values.
             ----------

         The next annuity  payment  amount on each Annuity  Payment  Date will depend on whether the  Inheritance  Period is greater than or equal to zero and whether the Cash Value Trigger has been exceeded.

         Inheritance Period Greater Than Zero
         Cash Value Trigger not exceeded
         If the Cash Value Trigger has not been  exceeded  then we do not make an  adjustment.  The next annuity  payment  amount is
                                       ---
         equal to the then current annuity payment amount.  The  Inheritance  Period and the Cash Value initially  calculated  above are established.  The stabilization process maintains a level annuity payment amount.

         Cash Value Trigger exceeded
         If the Cash Value  Trigger has been exceeded  then we make an  adjustment.  The Cash Value of the Annuity is adjusted to be equal to the Cash Value  Trigger and the  Inheritance  Period is  decreased.  The Schedule of Units is revised to reflect a higher  Annuity  Payment Amount to be paid on the next Annuity  Payment Date.  Adjustments do not change the Income Base of the Annuity.  The revised  annuity  payment amount  becomes the new stabilized  payment amount until there is an adjustment or the Inheritance Period becomes equal to zero.

         Inheritance Period Equal To Zero
         If the Inheritance  Period is equal to zero, the Annuity in the annuitization  phase does not have any Cash Value.  Annuity
         Payments will continue until the Inheritance Date;  however,  the annuity payment amount may fluctuate each Annuity Payment
         Date with changes in Unit Values.  The next annuity  payment amount is established  equal to the number of Units  scheduled to be paid under the Schedule of Units multiplied by the current Unit Values.

------------------------------------------------------------------------------------------------------------------------------------
         If you have selected  annuity  payment option 6, the Optional  Guarantee  Feature,  the annuity  payment amount will not be less than the initial guaranteed annuity payment amount.
------------------------------------------------------------------------------------------------------------------------------------

         Can I change the Cash Value Trigger?
         Unless you have  selected  annuity  payment  option 6, you can adjust the Cash  Value  Trigger to 25%,  50%,  or 75% of the original Cash Value Trigger on any Annuity Payment Date.

         Reducing  the Cash Value  Trigger  increases  the  likelihood  that your annuity  payment  amount will  increase.  However, reducing  the Cash Value  Trigger may also  result in using more Units to generate  the larger  monthly  payment.  This can also decrease the  Inheritance  Period more rapidly to support the higher  Annuity  Payment  Amount during  periods of poor market  performance,  which may effect the stability of future annuity  payments.  Any adjustment to the Cash Value Trigger is permanent  although you may  continue to decrease the trigger in the future to 25% of the original  Cash Value  Trigger.
         If you have selected Annuity Payment Option 6, the Cash Value Trigger is set as of the Issue Date, and may NOT be changed.

         Can you illustrate how annuity payments are made?
         Shown below are examples of annuity  payment option 5 under different  hypothetical  interest rate scenarios for a randomly chosen male and female aged 65 with a 4% Benchmark  Rate, and $50,000  Account Value on the Annuity Date.  These values are illustrative only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 278.96      211.32   $ 50,000    $ 42,500    $ 278.96      132.90    $ 34,857   $ 24,404
                4%                278.96      211.32     50,000      42,500      278.96      156.83      41,916     32,503
                6%                278.96      211.32     50,000      42,500      278.96      166.53      45,789     36,713
                8%                278.96      211.32     50,000      42,500      278.96      175.13      49,903     41,083
               10%                278.96      211.32     50,000      42,500      299.05      161.47      53,912     42,500
               12%                278.96      211.32     50,000      42,500      322.34      142.75      57,988     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 175.01        0.00   $ 21,173         $ 0    $ 104.26        0.00     $ 8,332        $ 0
                4%                278.96       65.92     31,224      14,753      219.83        0.00      17,567          0
                6%                278.96      118.14     39,816      28,948      278.96       44.25      26,839     12,990
                8%                278.96      152.19     50,118      41,912      322.81      108.15      49,512     42,500
               10%                355.11      115.47     59,303      42,500      555.16       61.30      68,412     42,500
               12%                421.98       89.98     70,418      42,500      888.48       37.19     101,564     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value of Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 258.24      236.78   $ 50,000    $ 42,500    $ 258.24      144.79    $ 35,656   $ 24,173
                4%                258.24      236.78     50,000      42,500      258.24      179.86      42,775     33,347
                6%                258.24      236.78     50,000      42,500      258.24      193.11      46,680     37,896
                8%                258.24      236.78     50,000      42,500      258.54      204.14      50,826     42,500
               10%                258.24      236.78     50,000      42,500      279.62      178.24      54,810     42,500
               12%                258.24      236.78     50,000      42,500      296.48      158.15      59,069     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 162.01        0.00   $ 22,625         $ 0     $ 96.51        0.00     $ 8,891        $ 0
                4%                258.24       76.04     32,961      15,506      203.50        0.00      18,747          0
                6%                258.24      147.89     41,792      32,064      258.24       74.90      29,798     19,391
                8%                278.90      166.58     51,796      42,500      327.20      114.71      50,840     42,500
               10%                335.80      125.86     61,417      42,500      544.61       65.36      72,073     42,500
               12%                390.12       98.61     73,317      42,500      841.11       40.11     107,597     42,500
      ---------------------------------------------------------------------------------------------------------------------

Below are examples of annuity payment option 6 under different  hypothetical  interest rate scenarios for a randomly chosen male and female aged 65 with a 3% Benchmark Rate, and a $50,000  Account Value on Annuity Date.  These values are  illustrative  only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37      221.37   $ 50,000    $ 42,500    $ 249.37      148.67    $ 34,550   $ 25,151
                4%                249.37      221.37     50,000      42,500      249.37      167.89      41,435     32,509
                6%                249.37      221.37     50,000      42,500      249.37      175.80      45,210     36,410
                8%                249.37      221.37     50,000      42,500      249.37      182.87      49,219     40,492
               10%                249.37      221.37     50,000      42,500      264.57      173.21      53,211     42,500
               12%                249.37      221.37     50,000      42,500      287.28      153.60      57,176     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37        0.00   $ 20,319         $ 0    $ 249.37        0.00     $ 7,773        $ 0
                4%                249.37       82.08     30,483      16,461      249.37        0.00      16,400          0
                6%                249.37      124.93     38,634      28,285      249.37       44.13      25,015     11,687
                8%                249.37      154.02     48,349      39,902      249.37      121.50      47,150     41,888
               10%                309.45      126.69     57,540      42,500      469.02       69.38      64,353     42,500
               12%                370.41       99.14     68,044      42,500      757.89       42.21      94,439     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98      248.47   $ 50,000    $ 42,500    $ 228.98      166.84    $ 35,323   $ 25,380
                4%                228.98      248.47     50,000      42,500      228.98      193.27      42,265     33,383
                6%                228.98      248.47     50,000      42,500      228.98      203.62      46,069     37,519
                8%                228.98      248.47     50,000      42,500      228.98      212.65      50,108     41,803
               10%                228.98      248.47     50,000      42,500      246.35      191.81      54,055     42,500
               12%                228.98      248.47     50,000      42,500      262.61      170.89      58,198     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98        0.00   $ 21,726         $ 0    $ 228.98        0.00     $ 8,275        $ 0
                4%                228.98       99.00     32,143      17,870      228.98        0.00      17,460          0
                6%                228.98      154.84     40,498      31,093      228.98       74.08      27,657     17,376
                8%                236.22      183.14     50,351      42,500      267.55      130.23      48,732     42,500
               10%                291.75      138.73     59,441      42,500      459.19       74.40      67,427     42,500
               12%                340.24      109.31     70,699      42,500      713.90       45.82      99,672     42,500
      ---------------------------------------------------------------------------------------------------------------------

WHAT HAPPENS WHEN THE ANNUITANT DIES?

As of the Inheritance  Date, if an Inheritance  Period exists and was never zero at any time between the death of the last surviving
Annuitant and the Inheritance  Date, we will make Annuity  Payments to the Beneficiary for the remainder of the Inheritance  Period.
As an  alternative,  a lump sum can be paid to the  Beneficiary.  There is no guarantee  that there will be any  Inheritance  Period after the date of death,  which means there may be no amount due for the  Beneficiary.  If there is no Inheritance  Period as of the
Inheritance Date, the Annuity terminates.

For  Payment  Options 1, 2 and 3 if the  Annuitant  dies before the Annuity  Date,  the Annuity  will end and the Cash Value will be payable as settlement to the Beneficiary(s) after we have received all of our requirements to make settlement.

If the Annuity is used in connection with a tax qualified  retirement plan or qualified contract  (including  individual  retirement annuities),  the beneficiary may only be entitled to a lump sum distribution after the death of the last surviving  Annuitant or the period over which Annuity Payments can be paid may be shortened.

WHEN DO ANNUITY PAYMENTS FOR A BENEFICIARY START?

If annuity  payments are to be paid to a Beneficiary,  annuity  payments will begin as of the next Annuity Payment Date, or the Cash
Value  can then be paid.  No  amounts  are  payable  to a  Beneficiary  until the death of the last  surviving  Annuitant.  Evidence satisfactory to us of the death of all Annuitants must be provided before any amount becomes payable to a Beneficiary.

INDEPENDENT AUDITORS

The consolidated  financial  statements of American  Skandia Life Assurance  Corporation at December 31, 2000 and 1999, and for each of the three years in the period  ended  December 31,  2000,  appearing in this  Prospectus  and  Registration  Statement  have been audited by Ernst & Young LLP,  independent  auditors,  as set forth in their report  thereon  appearing  elsewhere  herein,  and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL EXPERTS

Counsel  for  American  Skandia  Life  Assurance  Corporation  has passed on the legal  matters  with  respect  to Federal  laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.

FINANCIAL STATEMENTS
American Skandia Life Assurance Corporation Variable Account B (Class 9 Sub-accounts)

Separate  Account B Class 9  (Sub-accounts)  had not yet  commenced  operations  as of December  31, 2000.  Therefore,  there are no required financial statements available.

To the extent and only to the extent that any statement in a document  incorporated  by reference  into this Statement of Additional
Information  is modified or superseded  by a statement in this  Statement of Additional  Information  or in a later-filed  document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you  without  charge a copy of any or all the  documents  incorporated  by  reference  in this  Statement  of  Additional
Information,  including  any exhibits to such  documents  which have been  specifically  incorporated  by  reference.  We do so upon receipt of your written or oral request.  Please  address your request to American  Skandia Life Assurance  Corporation,  Attention:
Cutomer  Service,  P.O. Box 7040,  Bridgeport,  Connecticut  06601-7040.  Our phone number is  1-800-752-6342.  You may also forward such a request electronically to our Customer Service Department at customerservice@americanskandia.com.

                                                               - 1 -

                                                STATEMENT OF ADDITIONAL INFORMATION

The variable  investment  options under the Annuity are issued by AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION  VARIABLE  ACCOUNT B
(CLASS 9 SUB-ACCOUNTS) and AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION.  The variable  investment  options are registered under the
Securities  Act of 1933 and the  Investment  Company Act of 1940.  The fixed  investment  options  ("Fixed  Allocations")  under the
Annuity are issued by AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION.  The assets  supporting the Fixed  Allocations are maintained in
AMERICAN SKANDIA LIFE ASSURANCE  CORPORATION  SEPARATE ACCOUNT D, a non-unitized  separate account,  and are registered solely under the Securities Act of 1933.

ITEM                                                                                                                   PAGE
----                                                                                                                   ----

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THIS STATEMENT OF ADDITIONAL  INFORMATION IS NOT A PROSPECTUS.  YOU SHOULD READ THIS  INFORMATION  ALONG WITH THE PROSPECTUS FOR THE
ANNUITY FOR WHICH IT RELATES.  THE PROSPECTUS  CONTAINS  INFORMATION  THAT YOU SHOULD CONSIDER BEFORE  INVESTING.  FOR A COPY OF THE
PROSPECTUS SEND A WRITTEN REQUEST TO AMERICAN  SKANDIA LIFE ASSURANCE  CORPORATION,  P.O. BOX 883,  SHELTON,  CONNECTICUT  06484, OR
TELEPHONE 1-800-752-6342.  OUR ELECTRONIC MAIL ADDRESS IS CUSTOMERSERVICE@AMERICANSKANDIA.COM.
------------------------------------------------------------------------------------------------------------------------------------

Date of Prospectus:  January 2, 2002                                   Date of Statement of Additional Information:  January 2, 2002
FUSI ASXTII-SIX - SAI (01/2002)

GENERAL INFORMATION ABOUT AMERICAN SKANDIA

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION

American Skandia Life Assurance  Corporation  ("American  Skandia",  "we",  "our" or "us") is a wholly-owned  subsidiary of American
Skandia,  Inc.  ("ASI").  ASI's indirect parent is Skandia  Insurance Company Ltd. Skandia Insurance Company Ltd. is part of a group of companies  whose  predecessor  commenced  operations  in 1855.  Skandia  Insurance  Company Ltd. is a major  worldwide  insurance company operating from Stockholm, Sweden which owns and controls,  directly or through subsidiary companies,  numerous insurance and related  companies.  We are organized as a Connecticut  stock life insurance  company,  and are subject to Connecticut law governing insurance  companies.  We are  licensed  to sell  insurance  products  in each of the fifty  states of the  United  States,  and the
District of Columbia.  Our mailing address is P.O. Box 883, Shelton, Connecticut 06484.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B (Class 9 Sub-accounts)

American Skandia Life Assurance  Corporation  Variable Account B (Class 9 Sub-accounts),  also referred to as "Separate  Account B", was  established  by us pursuant to  Connecticut  law.  Separate  Account B also holds assets of other  annuities  issued by us with values and benefits  that vary  according to the  investment  performance  of the  Portfolios  offered as  Sub-accounts  of Separate
Account B. The  Sub-accounts  offered  pursuant to this  Prospectus are all Class 9 Sub-accounts  of Separate  Account B. Each class of  Sub-accounts  of Separate  Account B has a different  level of charges  assessed  against such  Sub-accounts.  Each  Sub-account invests  exclusively  in an  underlying  mutual fund or a portfolio of an underlying  mutual fund.  The  underlying  mutual funds or portfolios  of  underlying  mutual  funds  are  referred  to as the  Portfolios.  You will  find  additional  information  about the
Portfolios in the prospectuses for the underlying mutual funds.

Separate Account B is registered with the Securities and Exchange  Commission  ("SEC") under the Investment Company Act of 1940 (the
"Investment  Company  Act") as a unit  investment  trust,  which is a type of  investment  company.  Values  and  benefits  based on allocations to the Sub-accounts  will vary with the investment  performance of the underlying  mutual funds or fund  portfolios,  as applicable.  We do not guarantee  the  investment  results of any  Sub-account.  You bear the entire  investment  risk.  There is no assurance that the Account Value of your Annuity will equal or be greater than the total of the Purchase Payments you make to us.

During  the  accumulation  phase,  we  offer  a  number  of  Sub-accounts.   Certain  Sub-accounts  may  not  be  available  in  all
jurisdictions.  If and when we obtain approval of the applicable  authorities to make such  Sub-accounts  available,  we will notify
Owners of the availability of such Sub-accounts.

A brief summary of the investment  objectives and policies of each Portfolio is found in the Prospectus.  More detailed  information about the investment  objectives,  policies,  costs and management of the Portfolios are found in the prospectuses and statements of additional  information for the Portfolios.  Also included in such information is the investment policy of each Portfolio  regarding the  acceptable  ratings by recognized  rating  services for bonds and other debt  obligations.  There can be no guarantee  that any
Portfolio will meet its investment objectives.

Each  underlying  mutual fund is registered  under the  Investment  Company Act, as amended,  as an open-end  management  investment company.  Each  underlying  mutual  fund  thereof  may or may not be  diversified  as defined in the  Investment  Company  Act.  The trustees or directors,  as applicable,  of an underlying mutual fund may add, eliminate or substitute  portfolios from time to time.
Generally,  each portfolio  issues a separate class of shares.  Shares of the portfolios are available to separate  accounts of life insurance  companies  offering  variable  annuity and  variable  life  insurance  products.  The shares may also be made  available, subject to obtaining all required  regulatory  approvals,  for direct purchase by various pension and retirement  savings plans that qualify for preferential tax treatment under the Internal Revenue Code ("Code").

We may make other  portfolios  available by creating new  Sub-accounts.  Additionally,  new  portfolios may be made available by the creation of new  Sub-accounts  from time to time.  Such a new portfolio may be disclosed in its prospectus.  However,  addition of a portfolio  does not require us to create a new  Sub-account  to invest in that  portfolio.  We may take other actions in relation to the Sub-accounts and/or Separate Account B.

AMERICAN SKANDIA LIFE ASSURANCE CORPORATION SEPARATE ACCOUNT D

American  Skandia Life Assurance  Corporation  Separate  Account D, also referred to as "Separate  Account D", was established by us pursuant to Connecticut law. During the accumulation  phase,  assets  supporting our obligations based on Fixed Allocations are held in Separate  Account D. Such  obligations are based on the fixed interest rates we credit to Fixed  Allocations and the terms of the
Annuities.  These obligations do not depend on the investment performance of the assets in Separate Account D.

There are no units in Separate  Account D. The Fixed  Allocations  are  guaranteed  by our  general  account.  An Annuity  Owner who allocates a portion of their Account  Value to Separate  Account D does not  participate  in the  investment  gain or loss on assets maintained  in  Separate  Account  D. Such gain or loss  accrues  solely to us. We retain  the risk that the value of the  assets in
Separate  Account D may drop below the reserves and other  liabilities we must maintain.  Should the value of the assets in Separate
Account D drop below the reserve and other  liabilities we must maintain in relation to the annuities  supported by such assets,  we will transfer  assets from our general  account to Separate  Account D to make up the  difference.  We have the right to transfer to our  general  account any assets of Separate  Account D in excess of such  reserves  and other  liabilities.  We maintain  assets in
Separate Account D supporting a number of annuities we offer.

We  currently  employ  investment  managers  to manage the  assets  maintained  in  Separate  Account  D. Each  manager we employ is responsible  for  investment  management  of a different  portion of  Separate  Account D. From time to time  additional  investment managers  may be employed or  investment  managers may cease being  employed.  We are under no  obligation  to employ or continue to employ any investment manager(s) and have sole discretion over the investment managers we retain.

We operate Separate Account D in a fashion designed to meet the obligations  created by Fixed  Allocations.  Factors affecting these operations include the following:

1.       The State of New York,  which is one of the  jurisdictions  in which we are licensed to do business,  requires that we meet certain  "matching"  requirements.  These  requirements  address  the  matching  of the  durations  of the assets  with the durations of  obligations  supported by such assets.  We believe  these  matching  requirements  are designed to control an insurer's  ability to risk investing in long-term  assets to support short term interest rate  guarantees.  We also believe this limitation controls an insurer's ability to offer unrealistic rate guarantees.

2.       We employ an investment  strategy designed to limit the risk of default.  Some of the guidelines of our current  investment strategy for Separate Account D include, but are not limited to, the following:

a.       Investments   may  include  cash;  debt   securities   issued  by  the  United  States   Government  or  its  agencies  and
              instrumentalities;  money market  instruments;  short,  intermediate  and  long-term  corporate  obligations;  private placements; asset-backed obligations; and municipal bonds.

b.       At the time of purchase,  fixed income  securities will be in one of the top four generic  lettered rating  classifications as established  by a nationally  recognized  statistical  rating  organization  ("NRSRO") such as Standard & Poor's or
              Moody's Investor Services, Inc.

We are not  obligated to invest  according  to the  aforementioned  guidelines  or any other  strategy  except as may be required by
Connecticut and other state insurance laws.

3.       The assets in Separate Account D are accounted for at their market value, rather than at book value.

4.       We are  obligated  by law to  maintain  our  capital  and  surplus,  as well as our  reserves,  at the levels  required  by applicable state insurance law and regulation.

PRINCIPAL UNDERWRITER/DISTRIBUTOR - American Skandia Marketing, Incorporated

American Skandia Marketing,  Incorporated  ("ASM"), a wholly-owned  subsidiary of ASI, is the distributor and principal  underwriter of the Annuity  described in the Prospectus and Statement of Additional  Information.  American  Skandia Life Assurance  Corporation
and American Skandia  Investment  Services,  Incorporated  ("ASISI"),  the investment manager of American Skandia Trust and American
Skandia  Advisor Funds,  Inc., are also  wholly-owned  subsidiaries of ASI.  American  Skandia  Information  Services and Technology
Corporation  ("ASIST"),  also a wholly-owned  subsidiary ASI, is a service company that provides systems and information services to
American Skandia Life Assurance Corporation and its affiliated companies.

ASM acts as the  distributor  of a number of annuity  and life  insurance  products  we offer and both  American  Skandia  Trust and
American Skandia Advisor Funds,  Inc., a family of retail mutual funds. ASM also acts as an introducing  broker-dealer  through whom it receives a portion of brokerage  commissions in connection  with purchases and sales of securities held by Portfolios of American
Skandia Trust which are offered as Sub-accounts under the Annuity.

ASM's principal  business address is One Corporate Drive,  Shelton,  Connecticut  06484. ASM is registered as a broker-dealer  under the Securities and Exchange Act of 1934 ("Exchange  Act") and is a member of the National  Association of Securities  Dealers,  Inc.
("NASD").

The Annuity is offered on a continuous  basis.  ASM enters into  distribution  agreements with  independent  broker-dealers  who are registered  under the Exchange Act and with entities that may offer the Annuity but are exempt from  registration.  Applications for the Annuity are solicited by registered  representatives of those firms. Such  representatives  will also be our appointed insurance agents under state insurance law.  In addition, ASM may offer the Annuity directly to potential purchasers.

Compensation  is paid to firms on sales of the Annuity  according  to one or more  schedules.  The  individual  representative  will receive a portion of the  compensation,  depending on the practice of the firm.  Compensation  is generally based on a percentage of
Purchase  Payments  made, up to a maximum of 6.0%.  Alternative  compensation  schedules are available  that provide a lower initial commission plus ongoing annual  compensation  based on all or a portion of Account Value. We may also provide  compensation to firms for  providing  ongoing  service to you in relation  to the  Annuity.  Commissions  and other  compensation  paid in relation to the
Annuity do not result in any additional charge to you or to the Separate Account.

In addition,  firms may receive  separate  compensation  or  reimbursement  for,  among other things,  training of sales  personnel, marketing or other services they provide to us or our affiliates.  We or ASM may enter into  compensation  arrangements with certain firms.  These  arrangements  will not be offered to all firms and the terms of such  arrangements may differ between firms. Any such compensation  will be paid by us or ASM and will not result in any additional  charge to you. To the extent  permitted by NASD rules and other  applicable laws and  regulations,  ASM may pay or allow other  promotional  incentives or payments in the form of cash or other compensation.

ASLAC pays ASM an  underwriting  commission for its role as principal  underwriter/distributor  of all variable  insurance  products issued by ASLAC.  ASM is  responsible  for payment of  commissions to the  broker-dealer  firms who are the ultimate  sellers of the product.  ASM does not retain any  underwriting  commissions.  For the past three years, the aggregate dollar amount of underwriting commissions paid to ASM in its role as principal  underwriter/distributor  has been: 2000: $355,445,427;  1999: $296,723,325;  1998:
$184,371,068.

HOW PERFORMANCE DATA IS CALCULATED

We may advertise the  performance of  Sub-accounts  using two types of measures.  These measures are "current and effective  yield", which may be used for money market-type  Sub-accounts (like the AST Money Market Sub-account) and "total return",  which may be used with other types of Sub-accounts.

The following descriptions provide details on how we calculate these measures for Sub-accounts.

Current and Effective Yield
---------------------------
The current yield of a money  market-type  Sub-account is calculated based upon the previous  seven-day period ending on the date of calculation.  The current yield of such a Sub-account is computed by determining  the change  (exclusive of capital  changes) in the
Account Value of a hypothetical  pre-existing allocation by an Owner to such a Sub-account (the "Hypothetical  Allocation") having a balance of one Unit at the beginning of the period,  subtracting  a  hypothetical  maintenance  fee, and dividing such net change in the Account Value of the Hypothetical  Allocation by the Account Value of the  Hypothetical  Allocation at the beginning of the same period to obtain the base period return,  and  multiplying the result by (365/7).  The resulting  figure will be carried to at least the nearest l00th of one percent.

We compute  effective  compound  yield for a money  market-type  Sub-account  according  to the method  prescribed  by the SEC.  The effective  yield reflects the  reinvestment  of net income earned daily on assets of such a Sub-account.  Net investment  income for yield quotation purposes will not include either realized or capital gains and losses or unrealized appreciation and depreciation.

Shown below are the current and effective  yields for a hypothetical  contract.  The yield is calculated based on the performance of the AST Money Market  Sub-account  during the last seven days of the calendar  year ending prior to the date of the  Prospectus  and the Statement of Additional  Information.  At the beginning of the seven day period, the hypothetical  contract had a balance of one
Unit. The current and effective  yields reflect the recurring  asset-based  charge  deducted  against the  Sub-account.  Please note that current and  effective  yield  information  will  fluctuate.  This  information  may not provide a basis for  comparisons  with deposits in banks or other  institutions  which pay a fixed yield over a stated period of time, or with  investment  companies which do not serve as underlying funds for variable annuities.

*Note: The AST Money Market Sub-account of Separate Account B (Class 9) had not yet commenced operations as of the date of this
Prospectus and Statement of Additional Information.  Therefore, there is no Current and Effective Yield available for the
Sub-account.

                      Sub-account                       Current Yield                     Effective Yield
                      -----------                       -------------                     ---------------
                   AST Money Market                         N/A*                               N/A*

Total Return
------------
Total return for the other, non-money market-type Sub-accounts is computed by using the formula:

                                                           P(1+T)n = ERV

                                                               where:

         P = a hypothetical allocation of $1,000;

         T = average annual total return;

         n = the number of years over which total return is being measured; and

         ERV = the Account  Value of the  hypothetical  $1,000  payment as of the end of the period over which total return is being measured.

We may advertise the  performance of the  Portfolios in the form of "Standard" and  "Non-standard"  Total Returns.  "Standard  Total
Return" figures assume a hypothetical  initial  investment of $1,000 allocated to a Sub-account during the most recent one, five and ten year periods (or since the inception  date that the  Portfolio  has been offered as a  Sub-account,  if less).  "Standard  Total
Return"  figures assume that the Insurance  Charge and the Annual  Maintenance  Fee are deducted and that the Annuity is surrendered at the end of the  applicable  period,  meaning that any  Contingent  Deferred  Sales Charge that would apply upon surrender is also deducted.  "Standard  Total  Return"  figures do not take into  consideration  any  Credits.  "Non-standard  Total  Return"  figures include any  performance  figures that do not meet the SEC's rules for Standard Total Returns.  "Non-standard  Total Return" figures may be used that do not reflect all fees and charges.  In  particular,  they may assume no redemption  at the end of the  applicable period so that the  Contingent  Deferred Sales Charge does not apply.  Non-standard  Total Returns are calculated in the same manner as  standardized  returns.  Standard and  Non-standard  Total Returns will not reflect  charges that apply to either  Optional Death
Benefit.  Non-standard Total Returns must be accompanied by Standard Total Returns.

Some of the  Portfolios  existed prior to the inception of these  Sub-accounts.  Performance  quoted in  advertising  regarding such
Sub-accounts  may indicate  periods during which the  Sub-accounts  have been in existence but prior to the initial  offering of the
Annuities,  or periods  during which the  Portfolios  have been in  existence,  but the  Sub-accounts  have not.  Such  hypothetical performance  is  calculated  using  the  same  assumptions  employed  in  calculating  actual  performance  since  inception  of the
Sub-accounts.  Hypothetical  historical  performance  of the  underlying  mutual  fund  portfolios  prior  to the  existence  of the
Sub-accounts may only be presented as Non-Standard Total Returns.

Non-standard  Total Returns reflect the addition of Credits.  The  Non-standard  Total Return numbers provided may assume Credits of
6%;  however,  Credits  applied  during  Annuity  Years 2 - 6 will receive less Credits on Purchase  Payments and Purchase  Payments applied  after  Annuity  Year 6 will  receive no  Credits.  The  percentage  of the Credit  depends on the  Annuity  Year in which a
Purchase  Payment is  received.  The amount of the  Credit  applicable  is  described  in detail in the "How do I Receive  Credits?"
section of the  Prospectus.  In addition,  the amount of the Credits may be deducted from the amount  payable at death under limited circumstances  (see "Death  Benefit").  The impact of Credits on Total Return is particularly  pronounced for the shorter  durations for which Total Return is measured,  such as one and three  years.  You should take this into  consideration  in any  comparison  of
Total Return between the Sub-accounts and investment options offered pursuant to other annuities.

As described in the  Prospectus,  Annuities may be offered in certain  situations in which the  contingent  deferred sales charge or certain other  charges or fees may be eliminated or reduced.  Advertisements  of  performance  in connection  with the offer of such
Annuities will be based on the charges applicable to such Annuities.

Separate  Account B (Class 9  Sub-accounts)  had not yet  commenced  operations as of the date of this  Prospectus  and Statement of
Additional  Information.  Therefore,  there is no prior  performance for any of the applicable  Portfolios  and/or the corresponding
Sub-accounts.

Some of the Portfolios may be subject to an expense  reimbursement  or waiver that, in the absence of such  reimbursement or waiver, would reduce the Portfolio's performance.

The performance  quoted in any advertising  should not be considered a  representation  of the performance of these  Sub-accounts in the future since  performance is not fixed or guaranteed in any way. Actual  performance  will depend on the type,  quality and, for some of the  Sub-accounts,  the maturities of the investments held by the Portfolios and upon prevailing  market  conditions and the response of the  investment  manager of the Portfolios to such  conditions.  Actual  performance  will also depend on changes in the expenses of the Portfolios.  In addition, the amount of charges against each Sub-account will affect performance.

The  performance  information  may be useful in reviewing and comparing the  performance  of the  Sub-accounts,  and for providing a basis for  comparison  with  Sub-accounts  offered  under  other  annuities.  This  performance  information  may be less  useful in providing a basis for  comparison  with other  investments  that  neither  provide some of the  benefits of such  annuities  nor are treated in a similar fashion under the Code.

HOW THE UNIT PRICE IS DETERMINED

For each  Sub-account  the initial Unit Price was $10.00.  The Unit Price for each  subsequent  period is the net investment  factor for that  period,  multiplied  by the Unit Price for the  immediately  preceding  Valuation  Period.  The Unit Price for a Valuation
Period applies to each day in the period.  The net investment  factor is an index that measures the investment  performance,  of and charges assessed  against,  a Sub-account  from one Valuation  Period to the next. The net investment  factor for a Valuation Period is: (a) divided by (b), less (c) where:

a.       is the net result of:

1.       the net asset value per share of the Portfolio shares held by that  Sub-account at the end of the current  Valuation Period plus the per share  amount of any  dividend or capital  gain  distribution  declared  and unpaid  (accrued) by the
                  Portfolio; plus or minus
2.       any per share charge or credit  during the  Valuation  Period as a provision  for taxes  attributable  to the  operation or maintenance of that Sub-account.

b.       is the net result of:

1.       the net asset  value per share of the  Portfolio  shares held by that  Sub-account  at the end of the  preceding  Valuation
                  Period plus the per share  amount of any dividend or capital gain  distribution  declared and unpaid  (accrued) by the Portfolio; plus or minus
2.       any per share  charge or credit  during  the  preceding  Valuation  Period as a  provision  for taxes  attributable  to the operation or maintenance of that Sub-account.

c.       is the Insurance Charge and the Distribution Charge deducted daily against the assets of the Separate Account.

We value the assets in each Sub-account at their fair market value in accordance with accepted  accounting  practices and applicable laws and regulations.  The net investment factor may be greater than, equal to, or less than one.

ADDITIONAL INFORMATION ON FIXED ALLOCATIONS

To the extent permitted by law, we reserve the right at any time to offer Guarantee Periods with durations that differ from those which were available when your Annuity was issued.  We also reserve the right at any time to stop accepting new allocations, transfers or renewals for a particular Guarantee Period.  Such an action may have an impact on the market value adjustment ("MVA").

We declare the rates of interest  applicable  during the various  Guarantee  Periods  offered.  Declared rates are effective  annual rates of interest.  The rate of interest  applicable to a Fixed  Allocation is the one in effect when its Guarantee  Period  begins.
The rate is guaranteed  throughout the Guarantee  Period.  We inform you of the interest rate applicable to a Fixed  Allocation,  as well as its Maturity Date,  when we confirm the  allocation.  We declare  interest rates  applicable to new Fixed  Allocations  from time-to-time.  Any new Fixed  Allocation  in an existing  Annuity is credited  interest at a rate not less than the rate we are then crediting to Fixed Allocations for the same Guarantee Period selected by new Annuity purchasers in the same class.

The interest  rates we credit are subject to a minimum.  We may declare a higher  rate.  The minimum is based on both an index and a
                                                                                                                         -----
reduction to the interest rate determined according to the index.
---------

The  index is based on the  published  rate for  certificates  of  indebtedness  (bills,  notes or bonds,  depending  on the term of
     -----
indebtedness)  of the United  States  Treasury at the most recent  Treasury  auction held at least 30 days prior to the beginning of the applicable  Fixed  Allocation's  Guarantee  Period.  The term (length of time from issuance to maturity) of the  certificates of indebtedness  upon  which  the  index  is  based  is the  same as the  duration  of the  Guarantee  Period.  If no  certificates  of indebtedness  are available for such term,  the next shortest  term is used.  If the United  States  Treasury's  auction  program is discontinued,  we will  substitute  indexes which in our opinion are  comparable.  If required,  implementation  of such  substitute indexes  will be subject to  approval  by the SEC and the  Insurance  Department  of the  jurisdiction  in which  your  Annuity  was delivered.  (For Annuities  issued as certificates of  participation  in a group  contract,  it is our expectation  that approval of only the jurisdiction in which such group contract was delivered applies.)

The reduction used in determining the minimum interest rate is two and one half percent of interest (2.50%).
    ---------

Where required by the laws of a particular  jurisdiction,  a specific minimum interest rate,  compounded  yearly,  will apply should the index less the reduction be less than the specific minimum interest rate applicable to that jurisdiction.

WE MAY CHANGE THE  INTEREST  RATES WE CREDIT  NEW FIXED  ALLOCATIONS  AT ANY TIME.  Any such  change  does not have an impact on the rates applicable to Fixed  Allocations with Guarantee  Periods that began prior to such change.  However,  such a change will affect the MVA .

We have no specific  formula for  determining  the interest rates we declare.  Rates may differ between classes and between types of annuities we offer,  even for  guarantees of the same duration  starting at the same time. We expect our interest rate  declarations for Fixed  Allocations  to reflect the  returns  available  on the type of  investments  we make to support  the various  classes of annuities  supported by the assets in Separate Account D. However,  we may also take into  consideration  in determining  rates such factors  including,  but not limited to, the  durations  offered by the  annuities  supported  by the assets in Separate  Account D, regulatory  and tax  requirements,  the  liquidity  of the  secondary  markets  for the type of  investments  we make,  commissions, administrative  expenses,  investment  expenses,  our insurance risks in relation to Fixed Allocations,  general economic trends and competition.  OUR  MANAGEMENT  MAKES THE FINAL  DETERMINATION  AS TO INTEREST  RATES TO BE CREDITED.  WE CANNOT PREDICT THE RATES WE
WILL DECLARE IN THE FUTURE.

How We Calculate the Market Value Adjustment
--------------------------------------------
A MVA is used in  determining  the  Account  Value of each  Fixed  Allocation.  The  formula  used to  determine  the MVA is applied separately to each Fixed  Allocation.  Values and time  durations  used in the formula are as of the date the Account Value is being determined.  Current Rates and available Guarantee Periods may be found in the Prospectus.

For purposes of this provision:
|X|      "Strips"  are a form of  security  where  ownership  of the  interest  portion of United  States  Treasury  securities  are separated from ownership of the underlying principal amount or corpus.
|X|      "Strip Yields" are the yields payable on coupon Strips of United States Treasury securities.
|X|      "Option-adjusted  Spread" is the difference between the yields on corporate debt securities  (adjusted to disregard options on such  securities)  and government debt  securities of comparable  duration.  We currently use the Merrill Lynch 1 to 10 year
     Investment Grade Corporate Bond Index of Option-adjusted Spreads.

The formula is:

                                                    [(1+I) / (1+J+0.0010)]N/365
                                                               where:

                  I is the Strip Yield as of the start date of the Guarantee  Period for coupon Strips  maturing at the end of the  applicable  Guarantee  Period plus the  Option-adjusted  Spread.  If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  J is the Strip Yield as of the date the MVA formula is being applied for coupon  Strips  maturing at the end of the applicable  Guarantee Period plus the  Option-adjusted  Spread. If there are no
                  Strips  maturing  at that time,  we will use the Strip  Yield for the Strips  maturing as soon as possible after the Guarantee Period ends.

                  N is the number of days remaining in the original Guarantee Period.

If you surrender your Annuity under the right to cancel provision, the MVA formula is [(1 + I)/(1 + J)]N/365.

No MVA applies in  determining a Fixed  Allocation's  Account Value on its Maturity  Date.  The formula may be changed if Additional
Amounts have been added to a Fixed Allocation.

Irrespective  of the above,  we apply  certain  formulas to  determine  "I" and "J" when we do not offer  Guarantee  Periods  with a duration equal to the Remaining Period.  These formulas are as follows:

1.       If we offer  Guarantee  Periods to your  class of  Annuities  with  durations  that are both  shorter  and longer  than the
         Remaining  Period,  we interpolate a rate for "J" between our then current  interest  rates for Guarantee  Periods with the next shortest and next longest durations then available for new Fixed Allocations for your class of Annuities .

2.       If we no longer offer  Guarantee  Periods to your class of Annuities  with  durations that are both longer and shorter than the  Remaining  Period,  we determine  rates for "J" and, for purposes of  determining  the MVA only,  for "I" based on the
         Moody's  Corporate  Bond Yield Average - Monthly  Average  Corporates  (the  "Average"),  as published by Moody's  Investor
         Services,  Inc.,  its  successor,  or an  equivalent  service  should such Average no longer be  published by Moody's.  For determining  I, we will use the  Average  published  on or  immediately  prior to the  start  of the  applicable  Guarantee
         Period.  For  determining  J, we will use the Average for the Remaining  Period  published on or  immediately  prior to the date the MVA is calculated.

No MVA applies in  determining a Fixed  Allocation's  Account Value on its Maturity  Date,  and,  where required by law, the 30 days prior to the Maturity Date. If we are not offering a Guarantee  Period with a duration  equal to the number of years  remaining in a
Fixed Allocation's Guarantee Period, we calculate a rate for "J" above using a specific formula.

Our Current  Rates are expected to be sensitive to interest rate  fluctuations,  thereby  making each MVA equally  sensitive to such changes.  There would be a downward  adjustment  when the  applicable  Current Rate plus 0.10  percent of interest  exceeds the rate credited to the Fixed  Allocation and an upward  adjustment  when the applicable  Current Rate is more than 0.10 percent of interest lower than the rate being credited to the Fixed Allocation.

We  reserve  the right,  from time to time,  to  determine  the MVA using an  interest  rate  lower  than the  Current  Rate for all transactions  applicable  to a class of Annuities.  We may do so at our sole  discretion.  This would benefit all such  Annuities if transactions to which the MVA applies occur while we use such lower interest rate.

GENERAL INFORMATION

Voting Rights
-------------
You have voting rights in relation to Account Value  maintained  in the  Sub-accounts.  You do not have voting rights in relation to
Account Value maintained in any Fixed Allocations or in relation to fixed or adjustable annuity payments.

We will vote shares of the Portfolios in which the Sub-accounts  invest in the manner directed by Owners.  Owners give  instructions equal to the number of shares represented by the Sub-account Units attributable to their Annuity.

We will vote the shares  attributable  to assets  held in the  Sub-accounts  solely for us rather  than on behalf of Owners,  or any share as to which we have not received  instructions,  in the same manner and  proportion  as the shares for which we have  received instructions.  We will do so separately for each  Sub-account  from various  classes of the Separate  Account that may invest in the same Portfolio.

The number of votes for a Portfolio  will be  determined  as of the record date for such  underlying  mutual  fund or  portfolio  as chosen by its board of trustees or board of  directors,  as  applicable.  We will  furnish  Owners with proper  forms and proxies to enable them to instruct us how to vote.

You may  instruct  us how to vote on the  following  matters:  (a)  changes  to the  board of  trustees  or board of  directors,  as applicable;  (b) changing the independent  accountant;  (c) any change in the fundamental  investment  policy;  (d) any other matter requiring a vote of the  shareholders.  American  Skandia  Trust (the  "Trust") has obtained an exemption  from the  Securities  and
Exchange Commission that permits its investment adviser,  American Skandia Investment Services,  Incorporated ("ASISI"),  subject to approval  by the Board of  Trustees  of the  Trust,  to change  sub-advisors  for a  Portfolio  and to enter  into new  sub-advisory agreements,  without  obtaining  shareholder  approval of the changes.  This  exemption  (which is similar to exemptions  granted to other  investment  companies  that are  organized  in a similar  manner as the  Trust)  is  intended  to  facilitate  the  efficient supervision  and  management  of the  sub-advisors  by ASISI  and the  Trustees.  The  Trust is  required,  under  the  terms of the exemption, to provide certain information to shareholders following these types of changes.

With respect to approval of changes to the investment  advisory  agreement,  approval of a new investment  advisory agreement or any change in fundamental  investment policy, only Owners maintaining Account Value as of the record date in a Sub-account  investing in the applicable  underlying  mutual fund portfolio will instruct us how to vote on the matter,  pursuant to the  requirements of Rule
18f-2 under the Investment Company Act.

Modification
------------
We reserve the right to do any or all of the following:  (a) combine a Sub-account  with other  Sub-accounts;  (b) combine  Separate
Account B or a portion of it with other "unitized"  separate  accounts;  (c) terminate offering certain Guarantee Periods for new or renewing Fixed Allocations;  (d) combine Separate Account D with other  "non-unitized"  separate accounts;  (e) deregister  Separate
Account B under the Investment  Company Act; (f) operate Separate Account B as a management  investment company under the Investment
Company Act or in any other form permitted by law; (g) make changes  required by any change in the Securities  Act, the Exchange Act or the  Investment  Company Act; (h) make changes that are necessary to maintain the tax status of your Annuity under the Code;  (i)
make changes required by any change in other Federal or state laws relating to retirement  annuities or annuity  contracts;  and (j)
discontinue offering any Sub-account at any time.

Also,  from time to time,  we may make  additional  Sub-accounts  available to you.  These  Sub-accounts  will invest in  underlying mutual funds or  portfolios  of  underlying  mutual  funds we believe to be suitable  for the Annuity.  We may or may not make a new
Sub-account  available to invest in any new portfolio of one of the current  underlying mutual funds should such a portfolio be made available to Separate Account B.

We may  eliminate  Sub-accounts,  combine  two or more  Sub-accounts  or  substitute  one or more  new  underlying  mutual  funds or portfolios for the one in which a Sub-account is invested.  Substitutions  may be necessary if we believe an underlying  mutual fund or  portfolio no longer suits the purpose of the  Annuity.  This may happen due to a change in laws or  regulations,  or a change in the investment  objectives or  restrictions  of an underlying  mutual fund or portfolio,  or because the  underlying  mutual fund or portfolio is no longer  available  for  investment,  or for some other  reason.  We would obtain prior  approval  from the insurance department  of our state of domicile,  if so required by law,  before  making such a  substitution,  deletion or  addition.  We also would  obtain  prior  approval  from the SEC so long as required  by law,  and any other  required  approvals  before  making such a substitution, deletion or addition.

We reserve the right to transfer  assets of Separate  Account B, which we determine to be associated  with the class of contracts to which your Annuity  belongs,  to another  "unitized"  separate  account.  We also  reserve the right to transfer  assets of Separate
Account D which we determine to be associated with the class of contracts to which your annuity belongs,  to another  "non-unitized"
separate  account.  We will  notify you (and/or any payee  during the payout  phase) of any  modification  to your  Annuity.  We may endorse your Annuity to reflect the change.

Deferral of Transactions
------------------------
We may defer any  distribution or transfer from a Fixed  Allocation or an annuity payment for a period not to exceed the lesser of 6 months or the period  permitted by law. If we defer a  distribution  or transfer from any Fixed  Allocation  or any annuity  payment for more than thirty days,  or less where  required by law, we pay interest at the minimum rate required by law but not less than 3%
or at  least  4% if  required  by your  contract,  per  year on the  amount  deferred.  We may  defer  payment  of  proceeds  of any distribution  from any  Sub-account or any transfer from a Sub-account  for a period not to exceed 7 calendar days from the date the transaction  is  effected.  Any  deferral  period  begins  on the date such  distribution  or  transfer  would  otherwise  have been transacted.

All procedures,  including  payment,  based on the valuation of the  Sub-accounts  may be postponed  during the period:  (1) the New
York Stock  Exchange is closed (other than  customary  holidays or weekends) or trading on the New York Stock Exchange is restricted as  determined  by the SEC; (2) the SEC permits  postponement  and so orders;  or (3) the SEC  determines  that an emergency  exists making valuation or disposal of securities not reasonably practical.

Misstatement of Age or Sex
--------------------------
If there has been a misstatement  of the age and/or sex of any person upon whose life annuity  payments or the minimum death benefit are based, we make  adjustments to conform to the facts. As to annuity  payments:  (a) any  underpayments  by us will be remedied on the next payment  following  correction;  and (b) any  overpayments by us will be charged against future amounts payable by us under your Annuity.

Ending the Offer
----------------
We may limit or discontinue offering Annuities.  Existing Annuities will not be affected by any such action.

Annuitization

WHAT TYPES OF ANNUITY OPTIONS ARE AVAILABLE?

We currently make annuity options available that provide fixed annuity payments,  variable  payments or adjustable  payments.  Fixed options  provide the same amount with each  payment.  Variable  options  generally  provide a payment which may increase or decrease depending on the investment  performance of the Sub-accounts.  However,  currently,  we also make a variable payment option that has a guarantee  feature.  Adjustable  options  provide a fixed payment that is periodically  adjusted based on current  interest rates.
We do not guarantee to make all annuity payment options available in the future.

When you purchase an Annuity,  or at a later date,  you may choose an Annuity Date,  an annuity  option and the frequency of annuity payments.  You may not choose an Annuity  Date that occurs in the first three  Annuity  Years.  You may change your choices up to 30 days before the Annuity  Date.  A maximum  Annuity  Date may be required  by law.  Any change to these  options  must be in writing.
The Annuity Date may depend on the annuity  option you choose.  Certain  annuity  options may not be available  depending on the age of the Annuitant.

Certain of these annuity options may also be available to  Beneficiaries  who choose to receive the Annuity's Death Benefit proceeds as a series of payments instead of a lump sum payment.

The variable  annuity payment options are described in greater detail in a separate  prospectus which will be provided to you at the time you elect one of the variable annuity payment options.

Option 1
--------
Payments for Life:  Under this option,  income is payable  periodically  until the death of the "key life".  The "key life" (as used in this  section) is the person or persons  upon whose life annuity  payments are based.  No  additional  annuity  payments are made after the death of the key life.  Since no minimum  number of  payments is  guaranteed,  this  option  offers the largest  amount of periodic  payments of the life  contingent  annuity  options.  It is possible  that only one payment will be payable if the death of the key life occurs before the date the second  payment was due, and no other  payments nor death  benefits  would be payable.  This option is currently  available on a fixed or variable basis.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 2
--------
Payments Based on Joint Lives:  Under this option,  income is payable  periodically  during the joint lifetime of two key lives, and thereafter  during the remaining  lifetime of the survivor,  ceasing with the last payment prior to the survivor's death. No minimum number of payments is  guaranteed  under this option.  It is possible  that only one payment will be payable if the death of all the key lives  occurs  before the date the second  payment was due,  and no other  payments  or death  benefits  would be payable.  This option is currently  available on a fixed or variable basis.  Under this option,  you cannot make a partial or full surrender of the annuity.

Option 3
--------
Payments for Life with a Certain  Period:  Under this option,  income is payable  until the death of the key life.  However,  if the key life dies before the end of the period selected (5, 10 or 15years),  the remaining  payments are paid to the  Beneficiary  until the end of such period.  This option is  currently  available on a fixed or variable  basis.  If you elect to receive  payments on a variable basis under this option,  you can request  partial or full surrender of the annuity and receive its then current cash value
(if any) subject to our rules.

Option 4
--------
Fixed Payments for a Certain  Period:  Under this option,  income is payable  periodically  for a specified  number of years. If the payee dies before the end of the specified  number of years,  the remaining  payments are paid to the Beneficiary to the end of such period.  Note that under this option,  payments are not based on any  assumptions  of life  expectancy.  Therefore,  that portion of the Insurance  Charge assessed to cover the risk that key lives outlive our  expectations  provides no benefit to an Owner selecting this option.  Under this option, you cannot make a partial or full surrender of the annuity.

Option 5
--------
Variable  Payments for Life with a Cash Value:  Under this  option,  benefits  are payable  periodically  until the death of the key life.  Benefits may  increase or decrease  depending  on the  investment  performance  of the  Sub-accounts.  This option has a cash value that also varies with the  investment  performance  of the  Sub-account.  The cash value  provides a "cushion"  from  volatile investment  performance so that negative investment  performance does not automatically  result in a decrease in the annuity payment each month,  and positive  investment  performance does not  automatically  result in an increase in the annuity payment each month.
The cushion generally  "stabilizes"  monthly annuity payments.  Any cash value remaining on the death of the key life is paid to the
Beneficiary  in a lump sum or as periodic  payments.  Under this option,  you can request  partial or full  surrender of the annuity and receive its then current cash value (if any) subject to our rules.

Option 6
--------
Variable  Payments  for Life with a Cash Value and  Guarantee:  Under this  option,  benefits  are payable as described in Option 5;
except that,  while the key life is alive, the annuity payment will not be less than a guaranteed  amount,  which generally is equal
------
to the first annuity  payment.  We charge an additional  amount for this guarantee.  Under this option,  any cash value remaining on the death of the key life is paid to the  Beneficiary  in a lump sum or as periodic  payments.  Under this  option,  you can request partial or full surrender of the annuity and receive its then current cash value (if any) subject to our rules.

We may make additional annuity payment options available in the future.

WHEN ARE ANNUITY PAYMENTS MADE?

Each Annuity  Payment is payable  monthly on the Annuity  Payment Date. The initial annuity payment will be on a date of your choice of the 1st through the 28th day of the month.  The Annuity Payment Date may not be changed after the Annuity Date.

HOW ARE ANNUITY PAYMENTS CALCULATED?

Fixed Annuity Payments
If you choose to receive fixed annuity  payments,  you will receive equal  fixed-dollar  payments  throughout the period you select.
The amount of the fixed payment will vary  depending on the annuity  payment  option and payment  frequency  you select.  Generally, the first annuity payment is determined by multiplying  the Account Value upon the Annuity Date,  minus any state premium taxes that may apply,  by the factor  determined  from our table of annuity  rates.  The table of annuity  rates  differs  based on the type of annuity  chosen and the  frequency  of  payment  selected.  Our rates  will not be less than our  guaranteed  minimum  rates.  These guaranteed  minimum  rates are derived from the 2000  Individual  Annuity  Mortality  Table with an assumed  interest rate of 3% per annum.  Where  required by law or regulation,  such annuity table will have rates that do not differ  according to the gender of the key life.  Otherwise, the rates will differ according to the gender of the key life.

Variable Annuity Payments
We offer three different  types of variable  annuity payment  options.  The first annuity payment will be calculated  based upon the assumed  investment  return  ("AIR").  You select the AIR before we start to make  annuity  payments.  You will not receive  annuity payments  until you choose an AIR. The remaining  annuity  payments will  fluctuate  based on the  performance  of the  Sub-accounts relative to the AIR as well as other  factors  described  below.  The greater the AIR,  the  greater the first  annuity  payment.  A higher  AIR may result in  smaller  potential  growth in the  annuity  payments.  A lower AIR  results  in a lower  initial  annuity payment.  For example,  if the  Sub-accounts  you choose perform exactly the same a the AIR, then the second annuity payment will be the same as the first  annuity  payment.  If the  Sub-accounts  you choose  perform  better  than the AIR,  then the second  annuity payment will be higher than the first.  If the  Sub-accounts  you choose perform worse than the AIR, then the second annuity payment will be lower than the first.

         Options 1-3:
         Under Options 1, 2 and 3, annuity  payments are payable for the life of the  Annuitant,  for a Certain  Period,  or for the life of the Annuitant  and a Certain  Period.  Annuity  payments  terminate  when the Annuitant  dies,  the Certain  Period chosen ends, or upon the Inheritance Date if a lump sum death benefit is payable.

         Your  Account  Value on the Annuity Date will be used to purchase  Units.  We will  determine  the number of Units based on the Account Value reduced by any  applicable  premium tax, the length of any Certain  Period,  the payout option  selected, and the Unit Value of the  Sub-accounts  you initially  selected on the Annuity Date.  The number of Units also will depend on the  Annuitant's  age and gender  (where  permitted by law) if Annuity  Payments are due for the life of the  Annuitant.
         Other than to fund  Annuity  Payments,  the  number of Units  allocated  to each  Sub-account  will not  change  unless you transfer among the Sub-accounts or make a withdrawal (if allowed).

         We calculate your Annuity  Payment Amount on each Monthly  Processing  Date by multiplying the number of Units scheduled to be redeemed under the Schedule of Units for each  Sub-account  and multiplying  them by the Unit Value of each  Sub-account on such date. This calculation is performed for each  Sub-account,  and the sum of the Sub-account  calculations will equal the amount of your Annuity Payment Amount.

         You can select one of three AIRs for these options: 3%, 5% or 7%.

         Options 5 & 6:
         Annuity  payment  Options 5 and 6 attempt to cushion the Annuity  Payment  Amount from the immediate  impact of Sub-account performance  through a "stabilization"  process.  This means that positive market  performance will not always increase the
         Annuity  Payment  Amount,  and negative  market  performance  will not always  decrease  the Annuity  Payment  Amount.  The stabilization  process  adjusts the length of the Inheritance  Period while  generally  maintaining a level Annuity Payment
         Amount.  When values  under the Annuity  exceed a trigger,  then an  Adjustment  is made to  increase  the Annuity  Payment
         Amount and decrease the Cash Value and the Inheritance Period.  Adjustments do not change the Income Base.

         KEY TERMS

         Adjustment is a change to the benefits that occur if, on an Annuity Payment Date, the Cash Value Trigger is exceeded.

         Annuity Date is the date you choose for annuity payments to commence.  A maximum Annuity Date may apply.

         Annuity  Factors are factors we apply to determine the Schedule of Units.  Annuity Factors  reflect  assumptions  regarding the costs we expect to bear in  guaranteeing  payments  for the lives of the  Annuitants  and will depend on the  Benchmark
         Rate, the Inheritance Period, the Annuitant's attained age and where permitted by law, gender.

         Annuity  Payment Date is the date each month  annuity  payments are payable.  This date is the same day of the month as the
         Annuity  Date which may be any date chosen by you between the 1st and the 28th day of the month.  The Annuity  Payment Date may not be changed on or after the Annuity Date.

         Benchmark  Rate is an assumed  rate of return used in  determining  the  Annuity  Factors  and the  Schedule of Units.  The
         Benchmark  Rate for Annuity  Option 5 is currently  4%. The  Benchmark  Rate for Annuity  Option 6 is currently  3%. We may use a different rate for different  classes of purchasers.  The Benchmark  Rate is set forth in the  supplemental  contract material which you receive upon annuitization.

         Cash Value Trigger is an amount we use to determine  whether an  Adjustment  must be made to your  Annuity's  annuitization values  following  the Annuity  Date.  The initial Cash Value  Trigger is a percentage  of the Account Value on the Annuity
         Date (generally 85% of such amount),  and is always equal to the Cash Value of the contract on the  Annuitization  Date. We reserve the right to change the Cash Value Trigger at any time.

         Income Base is the value of each allocation to a Sub-account,  plus any earnings and any adjustments  made based on whether the  Annuitant(s)  is alive  and/or  less any  losses,  distributions,  and  charges  thereon.  Income  Base is  determined separately  for each  Sub-account,  and then  totaled to  determine  the Income Base for your  Annuity.  The Income Base is always more than the Cash Value.

         Inheritance Date is the date we receive, at our office, due proof satisfactory to us of the Annuitant's death and all other requirements that enable us to make payments for the benefit of a Beneficiary.  If there are joint Annuitants, the
         Inheritance Date refers to the death of the last surviving Annuitant.

         Inheritance  Period is a variable  period of time during which  annuity  payments  are due whether or not the  Annuitant is still alive.  The Inheritance Period is represented in months or partial months.

         Schedule of Units is a schedule for each  Sub-account  of how many Units are  expected to fund your annuity  payments as of each  Annuity  Payment  Date.  The  schedule  initially  is assigned on the Annuity Date and is based on the portion of the
         Account Value on the Annuity Date you allocate to a Sub-account,  the Benchmark  Rate, and Annuity  Factors.  Subsequently,
         the Schedule of Units is adjusted for transfers, Adjustments, or partial surrenders.

|X|

     Stabilized Variable Payments (Option 5)
     ----------------------------
         This option provides  guaranteed  payments for life, a cash value for the Annuitant  (while alive) and a variable period of time during which  annuity  payments  will be made whether or not the  Annuitant is still alive.  We calculate  the initial
                                                                                                                             -------
         annuity  payment amount by multiplying  the number of units  scheduled to be redeemed under a schedule of units by the Unit
         Values  determined  on the Annuity  Date.  The  schedule of units is  established  for each  Sub-account  you choose on the
         Annuity  Date based on the  applicable  benchmark  rate,  meaning the AIR,  and the annuity  factors.  The annuity  factors reflect our assumptions  regarding the costs we expect to bear in guaranteeing  payments for the lives of the Annuitant and will depend on the benchmark  rate, the annuitant's  attained age and gender (where  permitted).  Unlike variable  payments
         (described  above)  where each  payment  can vary based on  Sub-account  performance,  this  payment  option  cushions  the immediate  impact of  Sub-account  performance  by adjusting the length of the time during which  annuity  payments will be made whether or not the  Annuitant  is alive while  generally  maintaining  a level  annuity  payment  amount.  Sub-account performance that exceeds a benchmark rate will generally  extend this time period,  while  Sub-account  performance that is less than a benchmark  rate will  generally  shorten the period.  If the period  reaches  zero and the  Annuitant  is still alive,  Annuity  Payments  continue,  however,  the annuity payment amount will vary depending on Sub-account  performance, similar to conventional variable payments.  The AIR for this option is 4%.

|X|      Stabilized Variable Payments with a Guaranteed Minimum (Option 6)
         ------------------------------------------------------
         This option provides  guaranteed  payments for life in the same manner as Stabilized  Variable Payments  (described above).
         In addition to the  stabilization  feature,  this option also  guarantees that variable  annuity  payments will not be less than the initial annuity payment amount regardless of Sub-account performance.  The AIR for this option is 3%.

Adjustable Annuity Payments
We may make an adjustable annuity payment option available.  Adjustable  annuity payments are calculated  similarly to fixed annuity payments except that on every fifth (5th) anniversary of receiving  annuity payments,  the annuity payment amount is adjusted upward or downward  depending on the rate we are currently  crediting to annuity  payments.  The  adjustment in the annuity  payment amount does not affect the duration of remaining annuity payments, only the amount of each payment.

         HOW ANNUITIZATION WORKS FOR OPTIONS 5 & 6:

         Initial Annuity Payment
         The initial  annuity  payment  amount is  calculated  based on the Schedule of Units  multiplied  by the Unit Values on the
         Annuity Date.  We calculate  this value upon  annuitization  and this is the amount  payable on the first  Annuity  Payment
         Date.

         Subsequent Annuity Payments
         The amount of subsequent  annuity  payments are  determined  one month in advance.  On the Annuity  Payment Date,  based on your current  allocations,  we calculate the  Inheritance  Period and the Cash Value.  We calculate these initial values as follows:

|X|      The  Inheritance  Period is first  reduced by one month  (because  one monthly  period has passed)  and then  increased  or
              -------------------
              decreased to reflect the difference  between the value of the Units to be redeemed to fund the stable annuity  payment amount  and the value of the Units in the  Schedule  of Units.  Generally,  if  Sub-account  performance  exceeds  the
              Benchmark  Rate, then the Inheritance  Period will decrease less than one month,  while if Sub-account  performance is less than the Benchmark  Rate,  the  Inheritance  Period will decrease more than one month.  Monthly  annuity  payment amounts are stabilized while the Inheritance Period absorbs the immediate impact of market volatility.

|X|      The Cash Value is determined based on the new Inheritance Period and the current Unit Values.
             ----------

         The next annuity  payment  amount on each Annuity  Payment  Date will depend on whether the  Inheritance  Period is greater than or equal to zero and whether the Cash Value Trigger has been exceeded.

         Inheritance Period Greater Than Zero
         Cash Value Trigger not exceeded
         If the Cash Value Trigger has not been  exceeded  then we do not make an  adjustment.  The next annuity  payment  amount is
                                       ---
         equal to the then current annuity payment amount.  The  Inheritance  Period and the Cash Value initially  calculated  above are established.  The stabilization process maintains a level annuity payment amount.

         Cash Value Trigger exceeded
         If the Cash Value  Trigger has been exceeded  then we make an  adjustment.  The Cash Value of the Annuity is adjusted to be equal to the Cash Value  Trigger and the  Inheritance  Period is  decreased.  The Schedule of Units is revised to reflect a higher  Annuity  Payment Amount to be paid on the next Annuity  Payment Date.  Adjustments do not change the Income Base of the Annuity.  The revised  annuity  payment amount  becomes the new stabilized  payment amount until there is an adjustment or the Inheritance Period becomes equal to zero.

         Inheritance Period Equal To Zero
         If the Inheritance  Period is equal to zero, the Annuity in the annuitization  phase does not have any Cash Value.  Annuity
         Payments will continue until the Inheritance Date;  however,  the annuity payment amount may fluctuate each Annuity Payment
         Date with changes in Unit Values.  The next annuity  payment amount is established  equal to the number of Units  scheduled to be paid under the Schedule of Units multiplied by the current Unit Values.

------------------------------------------------------------------------------------------------------------------------------------
         If you have selected  annuity  payment option 6, the Optional  Guarantee  Feature,  the annuity  payment amount will not be less than the initial guaranteed annuity payment amount.
------------------------------------------------------------------------------------------------------------------------------------

         Can I change the Cash Value Trigger?
         Unless you have  selected  annuity  payment  option 6, you can adjust the Cash  Value  Trigger to 25%,  50%,  or 75% of the original Cash Value Trigger on any Annuity Payment Date.

         Reducing  the Cash Value  Trigger  increases  the  likelihood  that your annuity  payment  amount will  increase.  However, reducing  the Cash Value  Trigger may also  result in using more Units to generate  the larger  monthly  payment.  This can also decrease the  Inheritance  Period more rapidly to support the higher  Annuity  Payment  Amount during  periods of poor market  performance,  which may effect the stability of future annuity  payments.  Any adjustment to the Cash Value Trigger is permanent  although you may  continue to decrease the trigger in the future to 25% of the original  Cash Value  Trigger.
         If you have selected Annuity Payment Option 6, the Cash Value Trigger is set as of the Issue Date, and may NOT be changed.

         Can you illustrate how annuity payments are made?
         Shown below are examples of annuity  payment option 5 under different  hypothetical  interest rate scenarios for a randomly chosen male and female aged 65 with a 4% Benchmark  Rate, and $50,000  Account Value on the Annuity Date.  These values are illustrative only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 278.96      211.32   $ 50,000    $ 42,500    $ 278.96      132.90    $ 34,857   $ 24,404
                4%                278.96      211.32     50,000      42,500      278.96      156.83      41,916     32,503
                6%                278.96      211.32     50,000      42,500      278.96      166.53      45,789     36,713
                8%                278.96      211.32     50,000      42,500      278.96      175.13      49,903     41,083
               10%                278.96      211.32     50,000      42,500      299.05      161.47      53,912     42,500
               12%                278.96      211.32     50,000      42,500      322.34      142.75      57,988     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 175.01        0.00   $ 21,173         $ 0    $ 104.26        0.00     $ 8,332        $ 0
                4%                278.96       65.92     31,224      14,753      219.83        0.00      17,567          0
                6%                278.96      118.14     39,816      28,948      278.96       44.25      26,839     12,990
                8%                278.96      152.19     50,118      41,912      322.81      108.15      49,512     42,500
               10%                355.11      115.47     59,303      42,500      555.16       61.30      68,412     42,500
               12%                421.98       89.98     70,418      42,500      888.48       37.19     101,564     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 4% Benchmark Rate,
                                                         $50,000 Account Value of Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 258.24      236.78   $ 50,000    $ 42,500    $ 258.24      144.79    $ 35,656   $ 24,173
                4%                258.24      236.78     50,000      42,500      258.24      179.86      42,775     33,347
                6%                258.24      236.78     50,000      42,500      258.24      193.11      46,680     37,896
                8%                258.24      236.78     50,000      42,500      258.54      204.14      50,826     42,500
               10%                258.24      236.78     50,000      42,500      279.62      178.24      54,810     42,500
               12%                258.24      236.78     50,000      42,500      296.48      158.15      59,069     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 162.01        0.00   $ 22,625         $ 0     $ 96.51        0.00     $ 8,891        $ 0
                4%                258.24       76.04     32,961      15,506      203.50        0.00      18,747          0
                6%                258.24      147.89     41,792      32,064      258.24       74.90      29,798     19,391
                8%                278.90      166.58     51,796      42,500      327.20      114.71      50,840     42,500
               10%                335.80      125.86     61,417      42,500      544.61       65.36      72,073     42,500
               12%                390.12       98.61     73,317      42,500      841.11       40.11     107,597     42,500
      ---------------------------------------------------------------------------------------------------------------------

Below are examples of annuity payment option 6 under different  hypothetical  interest rate scenarios for a randomly chosen male and female aged 65 with a 3% Benchmark Rate, and a $50,000  Account Value on Annuity Date.  These values are  illustrative  only and are hypothetical.

      ---------------------------------------------------------------------------------------------------------------------
                                                            Male Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37      221.37   $ 50,000    $ 42,500    $ 249.37      148.67    $ 34,550   $ 25,151
                4%                249.37      221.37     50,000      42,500      249.37      167.89      41,435     32,509
                6%                249.37      221.37     50,000      42,500      249.37      175.80      45,210     36,410
                8%                249.37      221.37     50,000      42,500      249.37      182.87      49,219     40,492
               10%                249.37      221.37     50,000      42,500      264.57      173.21      53,211     42,500
               12%                249.37      221.37     50,000      42,500      287.28      153.60      57,176     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 249.37        0.00   $ 20,319         $ 0    $ 249.37        0.00     $ 7,773        $ 0
                4%                249.37       82.08     30,483      16,461      249.37        0.00      16,400          0
                6%                249.37      124.93     38,634      28,285      249.37       44.13      25,015     11,687
                8%                249.37      154.02     48,349      39,902      249.37      121.50      47,150     41,888
               10%                309.45      126.69     57,540      42,500      469.02       69.38      64,353     42,500
               12%                370.41       99.14     68,044      42,500      757.89       42.21      94,439     42,500
      ---------------------------------------------------------------------------------------------------------------------

      ---------------------------------------------------------------------------------------------------------------------
                                                           Female Age 65, 3% Benchmark Rate,
                                                         $50,000 Account Value on Annuity Date
                             ----------------------------------------------------------------------------------------------
                                            Beginning Year 1                               Beginning Year 5
                             ----------------------------------------------------------------------------------------------
       Hypothetical Rate of    Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
              Return           Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98      248.47   $ 50,000    $ 42,500    $ 228.98      166.84    $ 35,323   $ 25,380
                4%                228.98      248.47     50,000      42,500      228.98      193.27      42,265     33,383
                6%                228.98      248.47     50,000      42,500      228.98      203.62      46,069     37,519
                8%                228.98      248.47     50,000      42,500      228.98      212.65      50,108     41,803
               10%                228.98      248.47     50,000      42,500      246.35      191.81      54,055     42,500
               12%                228.98      248.47     50,000      42,500      262.61      170.89      58,198     42,500

      ---------------------------------------------------------------------------------------------------------------------
       Hypothetical Rate of                Beginning Year 10                              Beginning Year 20
              Return
                             ----------------------------------------------------------------------------------------------
                               Annuity   Inheritance Income     Cash Value    Annuity   Inheritance Income Base Cash Value
                               Payment     Period       Base                  Payment     Period
                               Amount     (months)                            Amount     (months)
                0%              $ 228.98        0.00   $ 21,726         $ 0    $ 228.98        0.00     $ 8,275        $ 0
                4%                228.98       99.00     32,143      17,870      228.98        0.00      17,460          0
                6%                228.98      154.84     40,498      31,093      228.98       74.08      27,657     17,376
                8%                236.22      183.14     50,351      42,500      267.55      130.23      48,732     42,500
               10%                291.75      138.73     59,441      42,500      459.19       74.40      67,427     42,500
               12%                340.24      109.31     70,699      42,500      713.90       45.82      99,672     42,500
      ---------------------------------------------------------------------------------------------------------------------

WHAT HAPPENS WHEN THE ANNUITANT DIES?

As of the Inheritance  Date, if an Inheritance  Period exists and was never zero at any time between the death of the last surviving
Annuitant and the Inheritance  Date, we will make Annuity  Payments to the Beneficiary for the remainder of the Inheritance  Period.
As an  alternative,  a lump sum can be paid to the  Beneficiary.  There is no guarantee  that there will be any  Inheritance  Period after the date of death,  which means there may be no amount due for the  Beneficiary.  If there is no Inheritance  Period as of the
Inheritance Date, the Annuity terminates.

For  Payment  Options 1, 2 and 3 if the  Annuitant  dies before the Annuity  Date,  the Annuity  will end and the Cash Value will be payable as settlement to the Beneficiary(s) after we have received all of our requirements to make settlement.

If the Annuity is used in connection with a tax qualified  retirement plan or qualified contract  (including  individual  retirement annuities),  the beneficiary may only be entitled to a lump sum distribution after the death of the last surviving  Annuitant or the period over which Annuity Payments can be paid may be shortened.

WHEN DO ANNUITY PAYMENTS FOR A BENEFICIARY START?

If annuity  payments are to be paid to a Beneficiary,  annuity  payments will begin as of the next Annuity Payment Date, or the Cash
Value  can then be paid.  No  amounts  are  payable  to a  Beneficiary  until the death of the last  surviving  Annuitant.  Evidence satisfactory to us of the death of all Annuitants must be provided before any amount becomes payable to a Beneficiary.

INDEPENDENT AUDITORS

The consolidated  financial  statements of American  Skandia Life Assurance  Corporation at December 31, 2000 and 1999, and for each of the three years in the period  ended  December 31,  2000,  appearing in this  Prospectus  and  Registration  Statement  have been audited by Ernst & Young LLP,  independent  auditors,  as set forth in their report  thereon  appearing  elsewhere  herein,  and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

LEGAL EXPERTS

Counsel  for  American  Skandia  Life  Assurance  Corporation  has passed on the legal  matters  with  respect  to Federal  laws and regulations applicable to the issue and sale of the Annuities and with respect to Connecticut law.

FINANCIAL STATEMENTS
American Skandia Life Assurance Corporation Variable Account B (Class 9 Sub-accounts)

Separate  Account B Class 9  (Sub-accounts)  had not yet  commenced  operations  as of December  31, 2000.  Therefore,  there are no required financial statements available.

To the extent and only to the extent that any statement in a document  incorporated  by reference  into this Statement of Additional
Information  is modified or superseded  by a statement in this  Statement of Additional  Information  or in a later-filed  document, such statement is hereby deemed so modified or superseded and not part of this Statement of Additional Information.

We furnish you  without  charge a copy of any or all the  documents  incorporated  by  reference  in this  Statement  of  Additional
Information,  including  any exhibits to such  documents  which have been  specifically  incorporated  by  reference.  We do so upon receipt of your written or oral request.  Please  address your request to American  Skandia Life Assurance  Corporation,  Attention:
Cutomer  Service,  P.O. Box 7040,  Bridgeport,  Connecticut  06601-7040.  Our phone number is  1-800-752-6342.  You may also forward such a request electronically to our Customer Service Department at customerservice@americanskandia.com.

                                                               PART C

                                                         OTHER INFORMATION

Item 24.  Financial Statements and Exhibits:

(a)      All financial statements are included in Parts A & B of this Registration Statement.

(b)      Exhibits are attached as indicated.

         (1)      Copy of the resolution of the board of directors of Depositor  authorizing the establishment of the Registrant for
                  Separate  Account B filed via EDGAR with  Post-Effective  Amendment No. 6 to Registration  Statement No. 33-87010,
                  filed March 2, 1998.

         (2)      Not applicable.  American Skandia Life Assurance Corporation maintains custody of all assets.

         (3)      (a)      Form of revised Principal  Underwriting Agreement between American Skandia Life Assurance Corporation and
                           American Skandia Marketing,  Incorporated,  formerly known as Skandia Life Equity Sales Corporation filed via EDGAR with  Post-Effective  Amendment No. 6 to Registration  Statement No.  33-87010,  filed March 2,
                           1998.

                  (b)      Form of Revised Dealer  Agreement  filed via EDGAR with  Post-Effective  Amendment No. 7 to  Registration
                           Statement No. 33-87010, filed April 24, 1998.

(4)     (a)Copy of the Form of Annuity                                                                                FILED HEREWITH

(b)            Copy of  Guaranteed  Minimum  Death  Benefit  Endorsement  filed via EDGAR  with  Post-Effective  Amendment  No. 8 to
                           Registration Statement No. 33-87010, filed April 26, 1999.

(c)            Copy of  percent  Death  Benefit  Endorsement  filed via EDGAR with  Pre-Effective  Amendment  No. 1 to  Registration
                           Statement No. 333-49478, filed March 14, 2001.

         (5)      A copy of the  application  form used with the  Annuity  filed via EDGAR with  Post-Effective  Amendment  No. 6 to
                  Registration Statement No. 33-87010, filed March 2, 1998.

         (6)      (a)      Copy of the certificate of incorporation of American Skandia Life Assurance  Corporation  filed via EDGAR with Post-Effective Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

                  (b)      Copy of the By-Laws of American Skandia Life Assurance  Corporation  filed via EDGAR with  Post-Effective
                           Amendment No. 6 to Registration Statement No. 33-87010, filed March 2, 1998.

         (7)      Not applicable.

         (8)      Agreements between Depositor and:

                  (a)      American Skandia Trust filed via EDGAR with Post-effective  Amendment No. 4 to Registration Statement No.
                           33-87010,  filed February 25, 1997 (At such time, what later became  American  Skandia Trust was known as the Henderson Global Asset Trust).

(b)            The  Montgomery  Funds III filed via EDGAR in the  Initial  Registration  Statement  to  Registration  Statement  No.
                           333-08853, filed July 25, 1996.

(c)            First Defined Portfolio Fund LLC filed via EDGAR with  Post-Effective  Amendment No. 7 to Registration  Statement No.
                           33-86866, filed April 26, 2000.

(d)            Evergreen Variable Annuity Trust filed via EDGAR with  Post-Effective  Amendment No. 9 to Registration  Statement No.
                           33-87010, filed April 26, 2000.

(e)            INVESCO  Variable  Investment  Funds,  Inc.  filed via EDGAR  with  Post-Effective  Amendment  No. 9 to  Registration
                           Statement No. 33-87010, filed April 26, 2000.

(f)            ProFunds VP filed via EDGAR with Post-Effective  Amendment No. 9 to Registration Statement No. 33-87010,  filed April
                           26, 2000.

                  (g)      Wells Fargo  Variable  Trust filed via EDGAR with Initial  Registration  Statement No.  333-49478,  filed
                           November 7, 2000.

                  (h)      Prudential  Series Fund, Inc. filed via EDGAR with  Post-Effective  Amendment No. 15 to this Registration
                           Statement No. 33-87010, filed April 26, 2001.

         (9)      Opinion and Consent of Counsel                                                                   FILED HEREWITH

         (10)     Consent of Ernst & Young LLP.                                                                    FILED HEREWITH

         (11)     Not applicable.

         (12)     Not applicable.

         (13)     Calculation of Performance  Information  for  Advertisement  of  Performance  filed via EDGAR with  Post-Effective
                  Amendment No. 3 to this Registration Statement No. 33-62793, filed April 29, 1997.

         (14)     Financial Data Schedule

Item 25.  Directors and Officers of the Depositor:  The Directors and Officers of the Depositor are shown in Part A.

Item 26.  Persons  Controlled  by or Under Common  Control with the  Depositor or  Registrant:  The  Depositor  does not directly or indirectly control any person.  The following persons are under common control with the Depositor by American Skandia, Inc.:

         (1)      American  Skandia  Information  Services and  Technology  Corporation  ("ASIST"):  The  organization  is a general
                  --------------------------------------------------------------------------------
                  business  corporation  organized  in the State of Delaware.  Its primary  purpose is to provide  various  types of business services to American Skandia,  Inc. and all of its subsidiaries  including computer systems  acquisition, development and maintenance,  human resources  acquisition,  development and management,  accounting and financial reporting services and general office services.

         (2)      American Skandia  Marketing,  Incorporated  ("ASM,  Inc."):  The  organization is a general  business  corporation
                  ----------------------------------------------------------
                  organized  in the State of  Delaware.  It was formed  primarily  for the purpose of acting as a  broker-dealer  in securities.  It acts as the principal  "underwriter" of annuity contracts deemed to be securities,  as required by the  Securities  and Exchange  Commission,  which  insurance  policies  are to be issued by American  Skandia Life
                  Assurance  Corporation.  It provides  securities  law  supervisory  services in relation to the marketing of those products of American  Skandia  Life  Assurance  Corporation  registered  as  securities.  It also may provide such services in relation to  marketing of certain  public  mutual  funds.  It also has the power to carry on a general financial,  securities,  distribution,  advisory,  or investment  advisory business;  to act as a general agent or broker  for  insurance  companies  and to render  advisory,  managerial,  research  and  consulting  services  for maintaining and improving managerial efficiency and operation.

         (3)      American Skandia Investment Services,  Incorporated ("ASISI"):  The organization is a general business corporation
                  -------------------------------------------------------------
                  organized  in the state of  Connecticut.  The  organization  is  authorized  to  provide  investment  service  and investment  management advice in connection with the purchasing,  selling,  holding or exchanging of securities or other assets to insurance companies,  insurance-related  companies,  mutual funds or business trusts. It's primary role is expected to be as investment  manager for certain mutual funds to be made available  primarily through the variable insurance products of American Skandia Life Assurance Corporation.

         (4)      Skandia Vida: This  subsidiary of American  Skandia Life Assurance  Corporation was organized in March,  1995, and
                  ------------
                  began  operations in July,  1995. It offers  investment  oriented life insurance  products  designed for long-term savings through independent banks and brokers in Mexico.

Item 27.  Number of Contract Owners:  There are currently no owners of Annuities.

Item 28.  Indemnification:  Under Section 33-320a of the Connecticut  General  Statutes,  the Depositor must indemnify a director or officer against judgments,  fines,  penalties,  amounts paid in settlement and reasonable  expenses  including  attorneys' fees, for actions  brought or  threatened  to be brought  against  him in his  capacity as a director or officer  when  certain  disinterested parties  determine  that he  acted  in good  faith  and in a manner  he  reasonably  believed  to be in the  best  interests  of the
Depositor.  In any criminal  action or proceeding,  it also must be determined that the director or officer had no reason to believe his conduct was  unlawful.  The director or officer must also be  indemnified  when he is successful on the merits in the defense of a proceeding or in  circumstances  where a court  determines that he is fairly and reasonable  entitled to be  indemnified,  and the court approves the amount.  In shareholder  derivative  suits, the director or officer must be finally adjudged not to have breached this duty to the Depositor or a court must determine that he is fairly and  reasonably  entitled to be indemnified  and must approve the amount.  In a claim based upon the  director's or officer's  purchase or sale of the  Registrants'  securities,  the director or officer may obtain  indemnification  only if a court determines that, in view of all the circumstances,  he is fairly and reasonably entitled to be indemnified  and then for such amount as the court shall  determine.  The By-Laws of American  Skandia Life Assurance
Corporation ("ASLAC") also provide directors and officers with rights of indemnification, consistent with Connecticut Law.

The foregoing statements are subject to the provisions of Section 33-320a.

Directors and officers of ASLAC and ASM, Inc. can also be  indemnified  pursuant to indemnity  agreements  between each director and officer and  American  Skandia,  Inc.,  a  corporation  organized  under the laws of the state of Delaware.  The  provisions  of the indemnity agreement are governed by Section 45 of the General Corporation Law of the State of Delaware.

The directors and officers of ASLAC and ASM, Inc. are covered under a directors and officers  liability  insurance  policy issued by an unaffiliated  insurance  company to Skandia  Insurance  Company Ltd., their ultimate parent.  Such policy will reimburse ASLAC or
ASM,  Inc., as  applicable,  for any payments that it shall make to directors and officers  pursuant to law and,  subject to certain exclusions  contained in the policy,  will pay any other costs,  charges and expenses,  settlements  and judgments  arising from any proceeding involving any director or officer of ASLAC or ASM, Inc., as applicable, in his or her past or present capacity as such.

               Registrant  hereby undertakes as follows:  Insofar as  indemnification  for liabilities  arising under the Securities
Act of 1933 (the "Act") may be permitted to directors,  officers and  controlling  persons of  Registrant  pursuant to the foregoing provisions,  or  otherwise,  Registrant  has been  advised  that in the  opinion of the  Securities  and  Exchange  Commission  such indemnification  is against public policy as expressed in the Act and,  therefore,  is unenforceable.  In the event that a claim for indemnification  against such liabilities (other than the payment by Registrant of expenses incurred or paid by a director,  officer or  controlling  person of Registrant in the  successful  defense of any action,  suit or  proceeding) is asserted by such director, officer or controlling  person in connection with the securities  being  registered,  unless in the opinion of Registrant's  counsel the matter has been settled by controlling  precedent,  Registrant will submit to a court of appropriate  jurisdiction  the question whether such  indemnification  by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

Item 29.  Principal Underwriters:

(a)      At present, ASM, Inc. acts as principal underwriter only for annuities to be issued by ASLAC.

(b)      Directors and officers of ASM, Inc.

Name and Principal Business Address                                              Position and Offices with Underwriter
-----------------------------------                                              -------------------------------------

Patricia J. Abram                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lori Allen                                                                      Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Gordon C. Boronow                                                               Deputy Chief Executive Officer
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hollie Briggs                                                                   Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert Brinkman                                                                 Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Carl Cavaliere                                                                  Vice President, Corporate Treasurer and
American Skandia Life Assurance Corporation                                     Business Controller
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kathleen A. Chapman                                                             Corporate Secretary
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lucinda C. Ciccarello                                                           Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lincoln R. Collins                                                              Senior Vice President, Chief Operating
American Skandia Life Assurance Corporation                                     Officer and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Timothy S. Cronin                                                               Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Wade A. Dokken                                                                  President and Chief Executive Officer
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Lisa Foote                                                                      Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Jacob Herchler                                                                  Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Thomas M. Mazzaferro                                                            Executive Vice President,
American Skandia Life Assurance Corporation                                     Chief Financial Officer, and Director
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Michael A. Murray                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Carl E. Oberholtzer                                                             Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Polly Rae                                                                       Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Rebecca Ray                                                                     Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Hayward L. Sawyer                                                               Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Guy Sullivan                                                                    Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Leslie S. Sutherland                                                            Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Amanda C. Sutyak                                                                Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Bayard F. Tracy                                                                 Senior Vice President
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Robert G. Whitcher                                                              Director
American Skandia Life Assurance Corporation
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Kirk Wickman                                                                    Senior Vice President and
American Skandia Life Assurance Corporation                                     General Counsel
One Corporate Drive, P.O. Box 883
Shelton, Connecticut  06484-0883

Item 30.  Location of Accounts  and  Records:  Accounts  and records are  maintained  by ASLAC at its  principal  office in Shelton,
Connecticut.

Item 31.  Management Services:  None

Item 32.  Undertakings:

(a)            Registrant  hereby undertakes to file a post-effective  amendment to this Registration  Statement as frequently as is necessary to ensure that the audited  financial  statements in the Registration  Statement are never more than 16 months old so long as payments under the annuity contracts may be accepted and allocated to the Sub-accounts of Separate Account B.

(b)            Registrant  hereby  undertakes to include  either (1) as part of any  enrollment  form or  application  to purchase a contract  offered  by the  prospectus,  a space  that an  applicant  or  enrollee  can check to request a  Statement  of  Additional
Information,  or (2) a post card or similar  written  communication  affixed to or included in the prospectus that the applicant can remove to send for a Statement of Additional Information.

(c)            Registrant  hereby  undertakes  to deliver any  Statement of  Additional  Information  and any  financial  statements required to be made available under this form promptly upon written or oral request.

(d)            American  Skandia Life Assurance  Corporation  ("Depositor")  hereby  represents  that the aggregate fees and charges under the annuity  contracts are  reasonable in relation to the services  rendered,  the expenses  expected to be incurred,  and the risks  assumed by the  Depositor.  Depositor  bases its  representation  on its  assessment  of all of the facts and  circumstances, including  such relevant  factors as: the nature and extent of such services,  expenses and risks;  the need for Depositor to earn a profit; the degree to which the contracts include innovative  features;  and the regulatory standards for exemptive relief under the
Investment Company Act of 1940 used prior to October 1996,  including the range of industry practice.  This  representation  applies to all Contracts sold pursuant to this  Registration  Statement,  including  those sold on the terms  specifically  described in the prospectus  contained  herein,  or any  variations  therein,  based on  supplements,  endorsements,  or riders to any  Contracts  or prospectus, or otherwise.

(e)            With respect to the restrictions on withdrawals for Texas Optional  Retirement  Programs and Section 403(b) plans, we are relying upon: 1) a no-action  letter dated  November 28, 1988 from the staff of the  Securities  and Exchange  Commission to the
American  Council of Life Insurance with respect to annuities  issued under Section  403(b) of the code, the  requirements  of which have been  complied  with by us; and 2) Rule 6c-7 under the 1940 Act with  respect to  annuities  made  available  through the Texas
Optional Retirement Program, the requirements of which have been complied with by us.

                                                              EXHIBITS

As noted in Item 24(b), various exhibits are incorporated by reference or are not applicable.  The exhibits included are as follows:

No. 4(a)       Copy of the Form of Annuity               FILED HEREWITH

No. 9          Opinion and Consent of Counsel            FILED HEREWITH

No. 10         Consent of Ernst & Young LLP              FILED HEREWITH

                                                    SIGNATURES

         As required by the  Securities  Act of 1933 and the  Investment  Company Act of 1940,  the  Registrant has
duly  caused  this  registration  statement  to be  signed  on its  behalf,  in the Town of  Shelton  and  State of
Connecticut, on this 21st  day of December, 2001.

                          AMERICAN SKANDIA LIFE ASSURANCE CORPORATION VARIABLE ACCOUNT B
                                              (CLASS 9 SUB-ACCOUNTS)
                                                    Registrant

                                  By: American Skandia Life Assurance Corporation
                                  -----------------------------------------------

By:/s/ Kathleen A. Chapman                                                Attest:/s/ Scott K. Richardson
Kathleen A. Chapman, Corporate Secretary                                               Scott K. Richardson

                                    AMERICAN SKANDIA LIFE ASSURANCE CORPORATION
                                                     Depositor

By:/s/ Kathleen A. Chapman                                                Attest:/s/ Scott K. Richardson
Kathleen A. Chapman, Corporate Secretary                                               Scott K. Richardson

As required by the Securities Act of 1933,  this  Registration  Statement has been signed by the following  persons in the capacities and on the date indicated.

              Signature                            Title                                       Date
              ---------                            -----                                       ----
                                           (Principal Executive Officer)

          Wade A. Dokken**         President and Chief Executive Officer                   12/21/01
          ----------------
           Wade A. Dokken

                           (Principal Financial Officer and Principal Accounting Officer)

   /s/ Carl Cavaliere              Vice President, Corporate Treasurer                     12/21/01
Carl Cavaliere                          and Business Controller

  /s/ Thomas M. Mazzaferro             Executive Vice President,                          12/21/01
Thomas M. Mazzaferro                    Chief Financial Officer

                                                (Board of Directors)

      Lincoln R. Collins*                          Thomas M. Mazzaferro*               Robert G. Whitcher***
      -------------------                          --------------------                ---------------------
      Lincoln R. Collins                            Thomas M. Mazzaferro                Robert G. Whitcher

                                    *By:  /s/ Kathleen A. Chapman
                                          -----------------------------
                                            Kathleen A. Chapman

  *Pursuant to Powers of Attorney previously filed with Post-Effective Amendment No. 1 to Registration Statement
                                                  No. 333-53596.
**Pursuant to Power of Attorney filed with Post-Effective Amendment No. 6 to Registration Statement No. 333-38119.
***Pursuant to Power of Attorney filed with Pre-Effective Amendment No. 1 to Registration Statement No. 333-68714.